Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

PART 4 OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or, if you are in a territory outside the United Kingdom, is an appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your ScottishPower Shares and/or ScottishPower ADSs, please send this document and the accompanying documents at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or transferred part of your holding of ScottishPower Shares and/or ScottishPower ADSs, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

An application will be made by Iberdrola for the New Iberdrola Shares to be admitted to trading on the Bolsas de Valores. It is expected that admission of the New Iberdrola Shares to trading on the Bolsas de Valores will become effective and that dealings for normal settlement will commence by the second Business Day following the Effective Date. Iberdrola does not intend to apply for a listing of the New Iberdrola Shares on the London Stock Exchange or the New York Stock Exchange, and Iberdrola does not intend to apply for a listing of the Iberdrola ADSs on any stock exchange.

Recommended offer by

IBERDROLA, S.A.

for

SCOTTISH POWER PLC

to be effected by means of a

scheme of arrangement

under section 425 of the Companies Act 1985

Your attention is drawn to the letter from the chairman of ScottishPower in Part 1 of this document, which contains the unanimous recommendation of the ScottishPower Directors that you vote in favour of the Scheme at the Court Meeting and at the ScottishPower EGM. A letter from Morgan Stanley & Co. Limited explaining the Scheme appears in Part 4 of this document.

Notices of the Court Meeting and the ScottishPower EGM, which will be held at the Crowne Plaza, Congress Road, Glasgow G3 8QT on 30 March 2007, are set out at the end of this document. The Court Meeting will start at 11.00 a.m. (London time) and the ScottishPower EGM at 11.10 a.m. (London time) (or as soon thereafter as the Court Meeting shall have concluded or been adjourned).

For details of the action to be taken by ScottishPower Shareholders and ScottishPower ADS Holders and instructions on completing the accompanying documents, please refer to page 3 and Parts 3, 12 and 13 of this document.

Any decision in relation to the Offer should be made only on the basis of the information contained in this document.

Each of Morgan Stanley & Co. Limited and Morgan Stanley & Co. International Limited, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to their clients nor for providing advice in relation to the Offer or the Scheme.

JPMorgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to its clients nor for providing advice in relation to the Offer or the Scheme.

Each of ABN AMRO Corporate Finance Limited and Hoare Govett Limited, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Iberdrola and no one else in connection with the Offer and will not be responsible to anyone other than Iberdrola for providing the protections afforded to the clients of ABN AMRO Corporate Finance Limited or Hoare Govett Limited nor for providing advice in relation to the Offer or the Scheme.

This document has been prepared for the purposes of complying with English law, Scots law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed herein may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any other jurisdiction.

Any person who attempts to own or control ten per cent. or more of the share capital or voting rights of Iberdrola or any other percentage which confers a significant influence over Iberdrola is required to obtain prior clearance from the CNE under Spanish law and may be subject to additional restrictions or obligations (including disclosure of interests) established by Spanish securities and tender offer regulations. In addition, any person acquiring a shareholding interest greater than, generally, five per cent. or any multiple of five per cent. of the share capital of Iberdrola is subject to disclosure obligations, as more fully described in Part 8 of this document. If you believe these Spanish provisions may be applicable to you, you are recommended to seek your own personal financial advice immediately from your stockbroker, solicitor, accountant or independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Market Act 2000 or from an appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom. Further information on clearances and disclosure of interests required is set out in Part 8 of this document. Failure to obtain clearance from the CNE will render the acquisition null and void.

This document, insofar as it constitutes a financial promotion for the purposes of section 21 of the Financial Services and Markets Act 2000, is directed exclusively at persons falling within Article 43 of the Financial Services and Markets Act (Financial Promotion Order 2005) (the “Order”) or other persons to whom it may lawfully be communicated in accordance with the Order or any other person to whom it may otherwise lawfully be made.

Statements made or referred to in this document which refer to Iberdrola’s reasons for the Offer, to information concerning the business of the Iberdrola Group and to the intentions and expectations regarding the Enlarged Iberdrola Group, reflect the views of the Iberdrola Board. Statements made or referred to in this document which refer to the background to the recommendation of the ScottishPower Board and to information concerning the business of the ScottishPower Group reflect the views of the ScottishPower Board.

TO VOTE ON THE SCHEME

Detailed instructions on the ACTION TO BE TAKEN are set out on pages 17, 18, 19 and 20 of this document and are summarised below:

The Scheme will require approval at a meeting of the ScottishPower Shareholders and ScottishPower ADS Holders convened by order of the Court to be held at the Crowne Plaza, Congress Road, Glasgow G3 8QT at 11.00 a.m. (London time) on 30 March 2007. Implementation of the Scheme will also require approval of the ScottishPower Shareholders and ScottishPower ADS Holders at the ScottishPower EGM to be held at the same place at 11.10 a.m. (London time) on 30 March 2007 (or as soon thereafter as the Court Meeting is concluded or adjourned).

Whether or not you plan to attend the Meetings:

If you are a ScottishPower Shareholder, please:

1. Complete and return the green Form of Proxy in respect of the Court Meeting, to be received by no later than 11.00 a.m. (London time) on 28 March 2007; and

2. Complete and return the purple Form of Proxy in respect of the ScottishPower EGM, to be received by no later than 11.10 a.m. (London time) on 28 March 2007.

Alternatively, green Forms of Proxy may be handed to representatives of Lloyds TSB Registrars on behalf of the chairman of the Court Meeting at the Court Meeting before the taking of the poll and will still be valid. However, to be valid, purple Forms of Proxy MUST be received by the time indicated above.

If you require assistance as a ScottishPower Shareholder, please telephone:

Lloyds TSB Registrars

on Freefone 0800 023 2559 (from within the UK)

or +44 1903 276326 (from outside the UK)

If you are a registered ScottishPower ADS Holder, please:

Complete and sign the enclosed ADS Voting Instruction Card in accordance with the instructions printed thereon and return it to JPMorgan Chase Bank, N.A. as soon as possible and, in any event, so as to be received no later than 3.00 p.m. (New York time) on 26 March 2007.

If you hold your ScottishPower ADSs indirectly:

You must rely on the procedures of the bank, broker, financial institution, share plan administrator or other nominee through which you hold your ScottishPower ADSs if you wish to vote on the Scheme. Alternatively, if you wish to vote on the Scheme and/or attend the Meetings, you may present your ScottishPower ADSs to the ScottishPower Depositary for cancellation and receive (upon compliance with the terms of the ScottishPower Deposit Agreement, including payment of the ScottishPower Depositary’s fees and any applicable taxes and governmental charges) delivery of their ScottishPower Shares so as to become registered holders of ScottishPower Shares prior to the Voting Record Time.

If you require assistance as a ScottishPower ADS Holder on your ScottishPower ADSs, the ADS Voting Instruction Card or the ADS Letter of Transmittal and Election Form, please telephone:

Georgeson Shareholder Communications

on +1 212 440 9800 (if you hold ScottishPower ADSs in your capacity as a custodian or nominee) between 9.00 a.m. and 5.00 p.m. (New York time) Monday to Friday on +1 800 657 4988 (for all other ScottishPower ADS Holders, including retail ScottishPower ADS Holders) between 9.00 a.m. and 11.00 p.m. (New York time) Monday to Friday (toll free, if telephoning in the United States)

IT IS IMPORTANT THAT, FOR THE COURT MEETING IN PARTICULAR, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF SCOTTISHPOWER SHAREHOLDER AND SCOTTISHPOWER ADS HOLDER OPINION. YOU ARE THEREFORE STRONGLY URGED TO SIGN AND RETURN YOUR FORMS OF PROXY (IN THE CASE OF SCOTTISHPOWER SHAREHOLDERS) OR ADS VOTING INSTRUCTION CARD (IN THE CASE OF REGISTERED SCOTTISHPOWER ADS HOLDERS) OR TO TAKE ADVANTAGE OF THE VOTING PROCEDURES OF YOUR NOMINEE (IN THE CASE OF INDIRECT SCOTTISHPOWER ADS HOLDERS) AS SOON AS POSSIBLE.

If you are a ScottishPower Shareholder, the completion and return of Forms of Proxy will not prevent you from attending and voting at the Court Meeting or the ScottishPower EGM, or any adjournment thereof, in person should you wish to do so. If you are a registered ScottishPower ADS Holder, the completion and return of the ADS Voting Instruction Card will not prevent you from attending and voting at the Court Meeting or the ScottishPower EGM, or any adjournment thereof, in person unless you appoint a person other than the nominee of the ScottishPower Depositary as your proxy, as explained in greater detail in Part 4 of this document.

For a summary of the action you should take, please refer to the Question and Answer booklet which accompanies this document and Part 3 of this document.

IMPORTANT NOTICE

The release, publication or distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable restrictions.

Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Iberdrola and ScottishPower disclaim any responsibility or liability for the violation of such restrictions by any person.

The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of ScottishPower or Iberdrola except where otherwise stated.

In the event of any ambiguity or conflict between this document and the Iberdrola Shareholder Circular in respect of the terms and conditions of the Offer, this document shall prevail.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains statements about Iberdrola and ScottishPower that are or may be forward looking statements, including for the purposes of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this document may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “may”, “anticipates”, “estimates”, “synergies”, “cost savings”, “projects”, “strategy”, or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of Iberdrola, ScottishPower or the Enlarged Iberdrola Group; (ii) business and management strategies and the expansion and growth of Iberdrola’s, ScottishPower’s or the Enlarged Iberdrola Group’s operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on Iberdrola’s, ScottishPower’s or the Enlarged Iberdrola Group’s business.

These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola or ScottishPower. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to Iberdrola or ScottishPower or the Enlarged Iberdrola Group or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this document are based on information available to Iberdrola and ScottishPower on the date hereof. Persons receiving this Offer should not place undue reliance on such forward looking statements, and neither Iberdrola nor ScottishPower undertake any obligation to publicly update or revise any forward looking statements.

INFORMATION FOR UNITED STATES SECURITY HOLDERS

The New Iberdrola Shares to be issued to ScottishPower Shareholders and the Iberdrola ADSs to be issued to ScottishPower ADS Holders under the terms of the Scheme have not been, and will not be, registered under the US Securities Act, or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the New Iberdrola Shares or the Iberdrola ADSs have been, or will be applied for in any jurisdiction. The New Iberdrola Shares and the Iberdrola ADSs will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof based on Court approval of the Scheme. For the purpose of qualifying for this exemption from the registration requirements of the US Securities Act, ScottishPower will advise the Court that its sanctioning of the Scheme will be relied upon by ScottishPower and Iberdrola as an approval of the Scheme, following a hearing on its fairness to ScottishPower Shareholders, at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders.

Shareholders who may be deemed to be affiliates of ScottishPower for the purposes of the US Securities Act before implementation of the Scheme or of Iberdrola before or after implementation of the Scheme will be subject to restrictions on the sale of New Iberdrola Shares and the Iberdrola ADSs received in connection with the Scheme under Rule 145(d) of the US Securities Act. ScottishPower Shareholders who are affiliates may, in addition to re-selling their New Iberdrola Shares or their Iberdrola ADSs in the manner permitted by Rule 145(d) under the US Securities Act, also sell their New Iberdrola Shares under any other available exemption under the US Securities Act, including Regulation S.

Shareholders who may be deemed to be affiliates of ScottishPower or Iberdrola include individuals who, or entities that, control directly or indirectly, or are controlled by or are under common control with, ScottishPower or Iberdrola and would include certain officers and directors of ScottishPower and Iberdrola and may include certain significant shareholders.

If Iberdrola determines to implement the Offer by way of a Takeover Offer rather than the Scheme, Iberdrola will, to the extent that the New Iberdrola Shares or the Iberdrola ADSs issued in connection with the Offer are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the SEC and ScottishPower will file a Solicitation/Recommendation Statement on Schedule 14D-9. Investors are strongly advised to read the documents that will be made available to them, including the registration statement, prospectus and Solicitation/Recommendation Statement on Schedule 14D-9, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola, ScottishPower and the Offer. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States.

No US federal or state Securities Commission has approved, disapproved, endorsed or recommended the offer of the New Iberdrola Shares or the Iberdrola ADSs, nor has it expressed a view on the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

ScottishPower and Iberdrola are companies registered in Scotland and Spain respectively. Directors and officers of ScottishPower and Iberdrola may be located outside of the United States and, as a result, it may not be possible for ScottishPower Shareholders to effect service of process within the United States upon ScottishPower, Iberdrola, or their respective directors and officers. All or a substantial portion of the assets of ScottishPower, Iberdrola, or their respective directors and officers may be located outside of the United States and, as a result, it may not be possible to satisfy a judgment against ScottishPower, Iberdrola, or their respective directors and officers in the United States or to enforce a judgment obtained by United States courts against ScottishPower, Iberdrola, or their respective directors and officers outside the United States.

Iberdrola’s financial statements are prepared in accordance with IFRS. Iberdrola has not at this time prepared US GAAP financial statements or a reconciliation of the differences between IFRS and US GAAP as applied to Iberdrola’s financial statements. Investors should not assume that the historical IFRS financial statements in Part 7 of this document reflect what Iberdrola’s financial position and results of operations would be if Iberdrola’s financial statements were prepared in accordance with US GAAP.

NOTICE TO NEW HAMPSHIRE RESIDENTS

Neither the fact that a registration statement or an application for a license has been filed under N.H. Rev. stat. ann. Chapter 421-B with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under N.H. Rev. stat. ann. Chapter 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of Iberdrola or of ScottishPower, all “dealings” by that person in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes effective, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Iberdrola or ScottishPower, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of Iberdrola or of ScottishPower by Iberdrola or ScottishPower, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel’s website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7382 9026; fax +44 20 7236 7005.

PART 1

LETTER FROM THE CHAIRMAN OF SCOTTISHPOWER

Registered office: 1 Atlantic Quay Robertson Street Glasgow, G2 8SP (Registered in Scotland, No. SC193794)

Directors:

Charles Miller Smith, Chairman

Philip Bowman, Chief Executive

Simon Lowth, Finance Director

Euan Baird, Non-Executive Director

Donald Brydon, Non-Executive Director

Peter Hickson, Non-Executive Director

Nick Rose, Non-Executive Director

Nancy Wilgenbusch, Non-Executive Director

26 February 2007

To ScottishPower Shareholders and ScottishPower ADS Holders and, for information only, to Convertible Bondholders, holders of ScottishPower B Shares and ScottishPower Deferred Shares, and participants in the ScottishPower Share Schemes

Dear Shareholder,

RECOMMENDED OFFER BY IBERDROLA, S.A. FOR SCOTTISH POWER PLC

1    Introduction

On 28 November 2006, the boards of ScottishPower and Iberdrola announced the terms of a recommended Offer to be made by Iberdrola for the acquisition of ScottishPower.

The purpose of this document is to make sure that you are fully informed about the Offer and the reasons why your Board has decided that it represents a fair and reasonable price for ScottishPower and is unanimously recommending it to you after very careful and detailed consideration.

I draw your attention to the accompanying Question and Answer booklet, the letter from Morgan Stanley & Co. Limited set out in Part 4 of this document, which gives details about the Offer, to the additional information set out in Part 10 of this document and to the other information set out in this document.

In order to approve the terms of the Offer, ScottishPower Shareholders and ScottishPower ADS Holders will need to vote in favour of the resolutions to be proposed at the Court Meeting and the ScottishPower EGM, to be held on 30 March 2007. Details of the actions you should take, and the recommendation of the ScottishPower Directors, are set out in Part 3 of this document and paragraph 7 of this letter, respectively.

2    The Offer

It is proposed that the Offer will be implemented by way of a Scheme, details of which are set out in Parts 4 and 14 of this document. If the Scheme becomes effective, the economic effect will be that ScottishPower Shareholders and ScottishPower ADS Holders will receive, subject to elections made by other ScottishPower Shareholders and ScottishPower ADS Holders under the Mix and Match Facility and the Loan Note Alternative:

for each ScottishPower Share	400 pence in cash; and

0.1646 of a New Iberdrola Share

for each ScottishPower ADS	1,600 pence in cash; and

0.6584 of an Iberdrola ADS

Subject to the approval of ScottishPower Shareholders, Court Sanction and receipt of approvals from Regulatory Authorities, the Scheme is expected to become effective on 23 April 2007.

Prior to the Effective Date, ScottishPower will declare a Special Dividend of 12 pence for every ScottishPower Share (48 pence per ScottishPower ADS) payable to ScottishPower Shareholders on the Register of Members and ScottishPower ADS Holders on the register of ScottishPower ADS Holders maintained by the ScottishPower Depositary at the Special Dividend Record Time.

ScottishPower Shareholders and ScottishPower ADS Holders (other than ScottishPower Shareholders and ScottishPower ADS Holders in certain overseas jurisdictions) are also being offered the opportunity, under the Mix and Match Facility, to elect to vary the proportions of cash and New Iberdrola Shares or Iberdrola ADSs, as applicable, they receive in consideration for their ScottishPower Shares or ScottishPower ADSs, as applicable, subject to equal and opposite elections being made by other ScottishPower Shareholders and ScottishPower ADS Holders. To the extent that elections for New Iberdrola Shares (including New Iberdrola Shares underlying Iberdrola ADSs) and/or cash consideration cannot be satisfied in full, they will be scaled down on a pro rata basis. Further information about the Mix and Match Facility is provided in paragraphs 2 and 4 of Part 4 of this document.

ScottishPower Shareholders (other than Excluded Overseas Persons and ScottishPower ADS Holders) may elect to receive Loan Notes in respect of all or part of the cash consideration to which they would otherwise be entitled under the Offer, including any additional cash consideration to which they become entitled as a result of an election under the Mix and Match Facility. Further details regarding the Loan Note Alternative are set out in paragraph 5 of Part 4 of this document.

Based on the Closing Price of an Iberdrola Share on 22 February 2007 (the last practicable date prior to the publication of this document) of £23.31 per Iberdrola Share (€34.72, based on the exchange rate on 22 February 2007 of £0.67125:€1), the Offer values each ScottishPower Share (inclusive of the Special Dividend) at 795.6 pence.

The terms of the Offer represent a premium of approximately:

•	2.0 per cent. to the Closing Price of 780 pence per ScottishPower Share on 22 February 2007 (the latest practicable date prior to the publication of this document);

•	6.7 per cent. to the Closing Price of 746 pence for each ScottishPower Share on 27 November 2006 (the last Business Day prior to the date of the Announcement);

•	18.5 per cent. to the Closing Price of 671.50 pence for each ScottishPower Share on 7 November 2006 (the last Business Day prior to the commencement of the Offer Period); and

•

24.4 per cent. to the average daily Closing Price of 639.65 pence per ScottishPower Share for the three months ended 7 November 2006 (the last Business Day prior to the commencement of the Offer Period).

The holders of the ScottishPower B Shares and the ScottishPower Deferred Shares will not be able to participate in the Scheme and the rights attaching to the ScottishPower B Shares and the ScottishPower Deferred Shares will be unaffected by the Offer. Any dividend payable on the ScottishPower B Shares will continue to be payable annually in arrears on 28 May or such later date as the Directors of Iberdrola and/or ScottishPower may determine. The admission to listing on the Official List of the ScottishPower B Shares will be unaffected by the Offer and will continue after the Effective Date.

The Offer is subject to the Conditions set out in Part 5 of this document.

Iberdrola is offering a Dealing Facility to enable certain ScottishPower Shareholders who receive New Iberdrola Shares as a result of the Offer to sell their newly acquired shares. Further details regarding the Dealing Facility are set out in paragraph 23 of Part 4 of this document.

Options under the ScottishPower Share Option Schemes will become exercisable or will be exercised upon Court Sanction. Some options will be exercisable in full while others will only be exercisable on a pro-rated basis in accordance with the rules of the relevant schemes. Performance conditions, where applicable, will be treated as having been satisfied in full. Further information relating to the effect of the Scheme on participants in the ScottishPower Share Schemes is set out in paragraph 17 of Part 4 of this document.

The terms and conditions of the Convertible Bonds provide for enhanced Conversion Rights to be exercisable within the period of 60 days following the Effective Date or, if later, 60 days following the date on which notice of the Effective Date is given to Convertible Bondholders under the terms and conditions of the Convertible Bonds (the “Special Conversion Period”). Further details of the proposal and the effect of the Scheme on Convertible Bondholders are set out in paragraph 18 of Part 4 of this document.

3    Reasons for Recommendation of the Offer

Over the past 18 months, the newly restructured and refocused ScottishPower has demonstrated strong performance across all its businesses and has delivered significant improvements in profitability and cash flow. This has been achieved while continuing to invest heavily in the business. Over the same period, consolidation activity has resulted in significant changes in the European utilities landscape.

As a result, your Board believes that ScottishPower would benefit from widening its geographical presence, diversifying its operational risks, achieving greater economies of scale and developing the financial strength to invest in substantially larger infrastructure projects over the coming years. In the opinion of your Board, the Offer achieves these objectives and will enable ScottishPower to compete on a global scale in an increasingly competitive environment.

The Enlarged Iberdrola Group should be able to access significant economies of scale in commodity and capital goods procurement. It is also expected to benefit from broader complementary skills including power and gas distribution, coal-fired generation and nuclear technologies. Risk should be reduced by increased diversification in a number of areas, particularly business geography and regulation.

The increased financial strength of the Enlarged Iberdrola Group will support the very significant levels of investment that are required in the large infrastructure projects that ScottishPower will have to undertake in the future. In addition, your Board believes that the Offer achieves the strategic objectives of both companies without the adverse social consequences for employees that could result in other merger situations.

The ScottishPower Board believes that the Offer represents an attractive blend of value for ScottishPower Shareholders and a clear future strategic rationale for the combined businesses which can be implemented with minimal regulatory risk. In the opinion of the ScottishPower Board, the Offer provides ScottishPower Shareholders with the ability to crystallise the value that has been achieved and the possibility of continuing to participate in the future success of the Enlarged Iberdrola Group.

4    Action to be Taken

Your attention is drawn to Part 3 of this document which details the actions required from ScottishPower Shareholders and ScottishPower ADS Holders. I also draw your attention to the Question and Answer Booklet which accompanies this document.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of opinion of the ScottishPower Shareholders and ScottishPower ADS Holders. You are therefore strongly urged to sign and return both your Forms of Proxy (in the case of ScottishPower Shareholders) or ADS Voting Instruction Card (in the case of registered ScottishPower ADS Holders) or to take advantage of the voting procedures of the bank, broker, financial institution, share plan administrator or other nominee through which you hold your ScottishPower ADSs (in the case of indirect ScottishPower ADS Holders) as soon as possible.

Whether or not you intend to attend the Court Meeting and/or the ScottishPower EGM, ScottishPower Shareholders are requested to complete and sign the enclosed Forms of Proxy in accordance with the instructions which accompany them and registered ScottishPower ADS Holders are requested to complete and sign the enclosed ADS Voting Instruction Card in accordance with the instructions printed thereon.

5    Further Information

If you are a ScottishPower Shareholder and you have questions relating to this document or the completion and return of the Forms of Proxy, Forms of Election or the Upfront Dealing Facility Instruction Form, please call Lloyds TSB Registrars on Freefone 0800 023 2559 (or, from outside the United Kingdom, +44 1903 276326) between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday.

If you are a ScottishPower ADS Holder and have questions relating to ScottishPower ADSs, or the ADS Voting Instruction Card or the ADS Letter of Transmittal and Election Form, please call Georgeson Shareholder Communications on +1 212 440 9800 (if you hold ScottishPower ADSs in your capacity as a custodian or nominee) between 9.00 a.m. and 5.00 p.m. (New York time) Monday to Friday or on +1 800 657 4988 (for all other ScottishPower ADS Holders, including retail ScottishPower ADS Holders) between 9.00 a.m. and 11.00 p.m. (New York time) Monday to Friday. The second number is toll free if called within the United States. Please note that calls to these numbers may be monitored and recorded, and no advice on the merits of the Scheme or the Offer nor any financial or tax advice can be given.

For further instructions on how to complete the Form of Election and the ADS Letter of Transmittal and Election Form, please see Parts 12 and 13 of this document.

Your attention is drawn to the letter from Morgan Stanley & Co. Limited set out in Part 4 of this document (the explanatory statement pursuant to section 426 of the Companies Act), which gives further information on the Offer, the Scheme, ScottishPower, Iberdrola, the New Iberdrola Shares and the Iberdrola ADSs.

6    Undertakings to Vote in Favour of the Scheme

Iberdrola has received irrevocable undertakings to vote in favour of the Offer and the resolutions to be proposed at the Court Meeting and the ScottishPower EGM from the ScottishPower Directors in respect of their entire beneficial holdings of 142,196 ScottishPower Shares, representing approximately

0.1 per cent. of the existing issued share capital of ScottishPower. These undertakings are in respect of the ScottishPower Directors’ entire beneficial holdings of ScottishPower Shares. These undertakings will cease to have any effect if the Implementation Agreement is terminated in accordance with its terms. For further details of the Implementation Agreement, please see paragraph 10 of Part 10 of this document.

The ScottishPower Directors did not obtain any additional financial benefit for the purpose of securing their irrevocable undertakings.

7    Recommendation

The ScottishPower Board, which has been so advised by Morgan Stanley & Co. Limited, considers the terms of the Offer to be fair and reasonable. In providing advice to the ScottishPower Board, Morgan Stanley & Co. Limited has taken into account the commercial assessments of the ScottishPower Board.

Accordingly, the ScottishPower Board unanimously recommends that ScottishPower Shareholders and ScottishPower ADS Holders vote in favour of the Scheme at the Court Meeting and the ScottishPower EGM, as they have undertaken to do so in respect of their entire beneficial holdings of 142,196 ScottishPower Shares, representing approximately 0.1 per cent. of the existing ScottishPower Shares.

The ScottishPower Board unanimously recommends that all holders of Convertible Bonds exercise their Conversion Rights as soon as practicable after the Scheme becomes effective (but not before) in order to receive the Iberdrola Shares to which they are entitled on the Second Issue Date and in any event no later than before the end of the Special Conversion Period. The ScottishPower Board, which has been so advised by Morgan Stanley & Co. Limited, considers the proposals to Convertible Bondholders to be fair and reasonable.

Yours faithfully

Charles Miller Smith

Chairman

PART 2

EXPECTED TIMETABLE OF PRINCIPAL EVENTS(1)(5)

ADS Record Time	4.00 p.m. (New York time) on 20 February 2007

Latest time for receipt by the ScottishPower Depositary of ADS Voting Instruction Cards	3.00 p.m. (New York time) on 26 March 2007

Iberdrola Shareholders’ Meeting – first call	11.00 a.m. (Madrid time) on 28 March 2007

Latest time for lodging green Forms of Proxy for use at the Court Meeting(2)	11.00 a.m. (London time) on 28 March 2007

Latest time for lodging purple Forms of Proxy for use at the ScottishPower EGM(2)	11.10 a.m. (London time) on 28 March 2007

Voting Record Time	6.00 p.m. (London time) on 28 March 2007

Iberdrola Shareholders’ Meeting – second call	11.00 a.m. (Madrid time) on 29 March 2007

Court Meeting	11.00 a.m. (London time) on 30 March 2007

ScottishPower EGM	11.10 a.m. (London time) on 30 March 2007(3)

The following dates are subject to change:(5)

Latest time for receipt of ADS Letters of Transmittal and Election Form	3.00 p.m. (New York time) on 4 April 2007

Last day of dealings in, and for registration of transfers of, ScottishPower ADSs	4 April 2007(4)

Latest time for receipt of white Forms of Election and Electronic Elections to be settled	3.00 p.m. (London time) on 19 April 2007

Latest time for receipt of grey Upfront Dealing Facility Instruction Forms	3.00 p.m. (London time) on 19 April 2007

Sanction Court Hearing	19 April 2007

Last day for dealings in, and for registration of transfers of ScottishPower Shares	19 April 2007

Special Dividend Record Time	9.00 a.m. (London time) on 20 April 2007

Reorganisation Record Time	3.00 p.m. (London time) on 22 April 2007

Reduction Court Hearing	23 April 2007

Effective Date of the Scheme	23 April 2007

New Iberdrola Shares issued	23 April 2007

Cancellation of listing of ScottishPower Shares	24 April 2007

Admission to trading of the New Iberdrola Shares on the Bolsas de Valores expected to occur	effective 5.35 p.m. (Madrid time) on 24 April 2007

Commencement of dealings in New Iberdrola Shares on the Bolsas de Valores	25 April 2007

Settlement of New Iberdrola Shares to be issued through Iberclear (with settlement of New Iberdrola CDIs following shortly thereafter)	25 April 2007

Despatch of cheques in respect of cash consideration and settlement through CREST and statements of entitlements to New Iberdrola Shares	By 7 May 2007

Notes:

(1)	For the avoidance of doubt, unless otherwise stated, all references in this document to times are to London times.

(2)	A green Form of Proxy for the Court Meeting(s) not so lodged may be handed to representatives of Lloyds TSB Registrars on behalf of the chairman of the Court Meeting before the taking of the poll. However, the purple Form of Proxy for the ScottishPower EGM must be lodged before 11.10 a.m. (London time) on 28 March 2007 in order to be valid.

(3)	To commence at 11.10 a.m. (London time) or, if later, immediately after the conclusion or adjournment of the Court Meeting.

(4)	This date applies to ScottishPower ADS Holders who hold their ScottishPower ADSs through the Direct Registration System of DTC and make an election under the Mix and Match Facility. ScottishPower ADS Holders who do not hold their ScottishPower ADSs through the Direct Registration System of DTC but do make an election under the Mix and Match Facility will not be able to transfer their ScottishPower ADSs after they have returned their ADS Letters of Transmittal and Election Forms. ScottishPower ADS Holders who do not make an election under the Mix and Match Facility will be able to transfer their ScottishPower ADSs until the earlier of the date on which they return their ADS Letter of Transmittal and Election Form (or, if later, 4 April 2007 in the case of ScottishPower ADS Holders who hold their ScottishPower ADSs through the Direct Registration System of DTC) and 30 days after the termination of the ScottishPower Deposit Agreement.

(5)	These times and dates are indicative only and will depend, among other things, on the date on which the Conditions are either satisfied or waived; in particular, the timing of receipt of the approvals from the Regulatory Authorities is uncertain and outside the control of ScottishPower and Iberdrola. Furthermore, these times and dates may change depending on the dates on which the Court sanctions the Scheme and confirms the Capital Reduction associated with the Scheme and on which certified copies of the Court Orders and, in relation to the Reduction Order, a certified copy of the minute of such Capital Reduction attached thereto are delivered for registration to the Registrar of Companies and, in relation to the Capital Reduction, are so registered.

PART 3

ACTION TO BE TAKEN

Voting at the Court Meeting and the ScottishPower EGM

The Scheme will require approval of ScottishPower Shareholders and ScottishPower ADS Holders at the Court Meeting to be held at the Crowne Plaza, Congress Road, Glasgow G3 8QT. The Court Meeting is to be held at 11.00 a.m. (London time) on 30 March 2007. Implementation of the Scheme will also require passing of a special resolution by ScottishPower Shareholders and ScottishPower ADS Holders at the ScottishPower EGM to be held at 11.10 a.m. (London time) on 30 March 2007 (or as soon thereafter as the Court Meeting has concluded or been adjourned).

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of ScottishPower Shareholder and ScottishPower ADS Holder opinion.

ScottishPower Shareholders

ScottishPower Shareholders will find enclosed a green Form of Proxy for the Court Meeting and a purple Form of Proxy for the ScottishPower EGM.

You are strongly urged to sign and return your Forms of Proxy as soon as possible and in any event so as to be received by Lloyds TSB Registrars no later than:

•	11.00 a.m. (London time) on 28 March 2007 in respect of the green Forms of Proxy for the Court Meeting; and

•	11.10 a.m. (London time) on 28 March 2007 in respect of the purple Forms of Proxy for the ScottishPower EGM.

If the green Form of Proxy for use at the Court Meeting is not lodged by 11.00 a.m. (London time) on 28 March 2007, it may be handed to representatives of Lloyds TSB Registrars on behalf of the chairman at the Court Meeting (or, if the Court Meeting is adjourned, at the adjourned Court Meeting) before the taking of the poll. This is not the case, however, for the purple Form of Proxy for use at the ScottishPower EGM. In the case of the ScottishPower EGM, unless the purple Form of Proxy is returned by 11.10 a.m. (London time) on 28 March 2007, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the ScottishPower EGM, or any adjournment thereof, if you are so entitled.

CREST members who wish to appoint a proxy or proxies through the CREST Electronic Proxy Appointment Service may do so for the Meetings and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

ScottishPower Shareholders who hold their ScottishPower Shares in certificated or uncertificated form may also register proxy appointments and instructions electronically by logging on to the website of Lloyds TSB Registrars, www.sharevote.co.uk, where details of the procedure are set out, provided that they do so before 11.00 a.m. on 28 March 2007 or, if the Court Meeting is adjourned, 48 hours before the time set for the adjourned Court Meeting.

ScottishPower ADS Holders

If you are a registered ScottishPower ADS Holder, please complete and sign the enclosed ADS Voting Instruction Card in accordance with the instructions thereon and return it in the white postage-paid business reply envelope provided (for use in the US only) as soon as possible, but in any event so as to be received by JPMorgan Chase Bank, N.A., no later than 3.00 p.m. (New York time) on 26 March 2007. You may indicate on the ADS Voting Instruction Card whether you wish to attend and vote at the

Meetings yourself or whether you wish to appoint the nominee of the ScottishPower Depositary or another person as your proxy. If you wish to attend and vote at the Meetings yourself, you are requested to indicate this on the ADS Voting Instruction Card (you will be required to present a valid passport or other government-issued photo identification in order to be admitted to the Meetings). If you appoint the nominee of the ScottishPower Depositary as your proxy, the nominee will vote in accordance with your instructions. If you appoint a person other than the nominee of the ScottishPower Depositary, you should instruct your proxy how you wish your ScottishPower ADSs to be voted.

In lieu of completing and returning the ADS Voting Instruction Card, you may cast your vote by telephone, by calling +1-866-540-5760, or electronically by logging on to www.proxyvoting.com/spi, where details of the procedure to be followed are set out. Please refer to the ADS Voting Instruction Card for further information.

If you hold your ScottishPower ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution, share plan administrator or other nominee through which you hold your ScottishPower ADSs if you wish to vote on the Scheme. Indirect ScottishPower ADS Holders who wish to attend and vote at the Meetings may alternatively present their ScottishPower ADSs to the ScottishPower Depositary for cancellation and receive (upon compliance with the terms of the ScottishPower Deposit Agreement, including payment of the ScottishPower Depositary’s fees and any applicable taxes and governmental charges) delivery of their ScottishPower Shares so as to become registered holders of ScottishPower Shares prior to the Voting Record Time.

Elections

Form of Election for ScottishPower Shareholders

ScottishPower Shareholders who hold their ScottishPower Shares in certificated form will find a white Form of Election enclosed with this document, which relates to the Mix and Match Facility and the Loan Note Alternative. There is an explanation of the Form of Election, the procedure to make an election under the Mix and Match Facility and the procedure to make an election under the Loan Note Alternative in Part 12 of this document.

Your completed Form of Election should be signed, witnessed and returned in accordance with the instructions printed thereon, by post or by hand (during normal business hours) to Lloyds TSB Registrars at 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX as soon as possible, but in any event so as to be received by no later than 3.00 p.m. (London time) on 19 April 2007 or such later time (if any) until which the right to make the relevant election may be extended. A reply-paid envelope, for use in the UK only, is enclosed for your convenience.

If you hold your ScottishPower Shares in uncertificated form (i.e. in CREST), to make an election under the Mix and Match Facility and/or the Loan Note Alternative, you should comply with the procedure for election set out in Part 12 of this document and ensure that an Electronic Election is made which settles no later than 3.00 p.m. (London time) on 19 April 2007 or such later time (if any) that the right to make the relevant election may be extended.

ScottishPower Shareholders who do not wish to make an election for the Mix and Match Facility or the Loan Note Alternative are not required to return the white Form of Election or to make an Electronic Election.

Dealing Facility

ScottishPower Shareholders will also find enclosed with this document a Dealing Facility Documentation Pack and a grey Upfront Dealing Facility Instruction Form, relating to election for the Dealing Facility. There is an explanation of the Upfront Dealing Facility Instruction Form and the procedure to make an election for the Dealing Facility in the Dealing Facility Documentation Pack.

Your completed Upfront Dealing Facility Instruction Form should be signed and returned in accordance with the instructions thereon, by post or by hand (during normal business hours) to Lloyds TSB Registrars at 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX, so as to be received by 3.00 p.m. (London time) 19 April 2007 or such later time (if any) to which the right to make the relevant election may be extended. A reply-paid envelope, for use in the UK only, is enclosed for your convenience.

SCOTTISHPOWER SHAREHOLDERS WHO HOLD THEIR SCOTTISHPOWER SHARES IN UNCERTIFICATED FORM (BUT WHO ARE OTHERWISE ELIGIBLE TO MAKE USE OF THE DEALING FACILITY) AND WHO WISH TO MAKE USE OF THE DEALING FACILITY (WHETHER IMMEDIATELY AFTER THE EFFECTIVE DATE OR AT SUCH OTHER DATE AS PERMITTED BY THE TERMS OF THE DEALING FACILITY) MUST CONVERT, AT THEIR OWN COST, THEIR HOLDINGS OF SCOTTISHPOWER SHARES INTO CERTIFICATED FORM PRIOR TO THE EFFECTIVE DATE IN ORDER TO PARTICIPATE IN THE DEALING FACILITY.

ScottishPower Shareholders who do not wish to participate in the Dealing Facility are not required to return the Upfront Dealing Facility Instruction Form.

If you wish to participate in the Dealing Facility after the Effective Date, you must complete an Ongoing Dealing Facility Instruction Form, which will be sent to you after the Effective Date with your Statement of Ownership.

ADS Letter of Transmittal and Election Form for ScottishPower ADS Holders

Registered ScottishPower ADS Holders will find an ADS Letter of Transmittal and Election Form enclosed with this document. All registered ScottishPower ADS Holders must complete and return the ADS Letter of Transmittal and Election Form, along with any ScottishPower ADSs they hold in certificated form, in the brown non-postage-paid envelope provided in order to receive any consideration for their ScottishPower ADSs. Notes on completing and returning the ADS Letter of Transmittal and Election Form are set out in Part 13 of this document. Completed ADS Letters of Transmittal and Election Forms, along with any ScottishPower ADSs held in certificated form, should be returned by post (properly insured) or by hand (during normal business hours) to JPMorgan Chase Bank, N.A., at the address set forth on the ADS Letter of Transmittal and Election Form.

If you wish to instruct the ScottishPower Depositary to make an election in respect of your holding of ScottishPower ADSs for the Mix and Match Facility, you must complete and return the ADS Letter of Transmittal and Election Form (including Box C thereof), along with any ScottishPower ADSs you hold in certificated form, as soon as possible and in any event so as to be received not later than 3.00 p.m. (New York time) on 4 April 2007.

If you hold your ScottishPower ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution, share plan administrator or other nominee through which you hold your ScottishPower ADSs in order to receive any consideration for your ScottishPower ADSs or to make an election under the Mix and Match Facility.

Helplines

If you are a ScottishPower Shareholder and have any questions relating to this document or the completion and return of the Forms of Proxy, the Form of Election or the Dealing Facility Instruction Forms, please call Lloyds TSB Registrars on Freefone 0800 023 2559 (or, from outside the United Kingdom, +44 1903 276326) between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday.

If you are a ScottishPower ADS Holder and have questions relating to ScottishPower ADSs, the ADS Voting Instruction Card or the ADS Letter of Transmittal and Election Form, please call Georgeson Shareholder Communications on +1 212 440 9800 (if you hold ScottishPower ADSs in your capacity as a custodian or nominee) between 9.00 a.m. and 5.00 p.m. (New York time) Monday to Friday or on +1 800 657 4988 (for all other ScottishPower ADS Holders, including retail ScottishPower ADS Holders) between 9.00 a.m. and 11.00 p.m. (New York time) Monday to Friday. The second number is toll free if called within the United States.

These helplines cannot provide advice on the merits of the Scheme or the Offer or give any financial or tax advice.

PART 4

EXPLANATORY STATEMENT

(in compliance with section 426 of the Companies Act 1985)

Morgan Stanley & Co. Limited 25 Cabot Square Canary Wharf London E14 4QA

26 February 2007

To ScottishPower Shareholders and ScottishPower ADS Holders and, for information only, to Convertible Bondholders, holders of ScottishPower B Shares and ScottishPower Deferred Shares, and participants in the ScottishPower Share Schemes

Dear Sir or Madam,

RECOMMENDED OFFER BY IBERDROLA, S.A. FOR SCOTTISH POWER PLC

1    Introduction

On 28 November 2006, the Boards of ScottishPower and Iberdrola announced that they had reached agreement on the terms of a recommended offer by Iberdrola to acquire the entire issued and to be issued ordinary share capital of ScottishPower. The Offer is to be effected by means of a scheme of arrangement under section 425 of the Act, which requires the approval of ScottishPower Shareholders and the sanction of the Court.

Your attention is drawn to the letter from the chairman of ScottishPower, Charles Miller Smith, set out in Part 1 of this document, which forms part of this Explanatory Statement. That letter contains, among other things, information on the background to and reasons for the unanimous recommendation by the ScottishPower Directors to ScottishPower Shareholders and ScottishPower ADS Holders to vote in favour of the resolutions to approve and implement the Scheme to be proposed at the Court Meeting and the ScottishPower EGM.

The ScottishPower Board has been advised by Morgan Stanley & Co. Limited in connection with the Offer. Morgan Stanley & Co. Limited has been authorised by the ScottishPower Board to write to you to explain the terms of the Offer and the Scheme and to provide you with other relevant information.

The terms of the Scheme are set out in full in Part 14 of this document. Your attention is also drawn to the additional information set out in Part 10 of this document and the other information set out in this document.

2    Summary of the Offer

In accordance with the terms of the Scheme, the economic effect of the Offer will be that, subject to the elections made under the Mix and Match Facility and the Loan Note Alternative (which are described in paragraphs 4 and 5 respectively of this Part 4), ScottishPower Shareholders on the Register of Members and ScottishPower ADS Holders on the register of ScottishPower ADS Holders maintained by the ScottishPower Depositary at the Reorganisation Record Time will receive:

for each ScottishPower Share	400 pence in cash; and

0.1646 of a New Iberdrola Share

for each ScottishPower ADS	1,600 pence in cash; and

0.6584 of an Iberdrola ADS

Registered in England and Wales, No. 2164628

Registered office: 25 Cabot Square, Canary Wharf, London E14 4QA

Authorised and Regulated by the Financial Services Authority.

Prior to the Effective Date, ScottishPower will declare a Special Dividend of 12 pence for every ScottishPower Share (48 pence per ScottishPower ADS) payable to ScottishPower Shareholders on the Register of Members and ScottishPower ADS Holders on the register of ScottishPower ADS Holders maintained by the ScottishPower Depositary at the Special Dividend Record Time.

The Offer values each ScottishPower Share at 795.6 pence and the entire issued ordinary share capital of ScottishPower at approximately £11.85 billion (inclusive of the Special Dividend) based on the Closing Price of an Iberdrola Share on 22 February 2007 (the last practicable date prior to the publication of this document) of £23.31 per Iberdrola Share (€34.72, based on the exchange rate on 22 February 2007 of £0.67125:€1).

Under the Offer, 52.3 per cent. of the ScottishPower Shares (including ScottishPower Shares underlying ScottishPower ADSs) will be acquired by Iberdrola in consideration for cash (and/or Loan Notes). The remaining ScottishPower Shares will be acquired in consideration for New Iberdrola Shares (or, in the case of ScottishPower Shares underlying ScottishPower ADSs, for Iberdrola ADSs).

The consideration payable by Iberdrola represents a premium of approximately:

•	2.0 per cent. to the Closing Price of 780 pence per ScottishPower Share on 22 February 2007 (the last practicable date prior to the publication of this document);

•	6.7 per cent. to the Closing Price of 746 pence for each ScottishPower Share on 27 November 2006 (the last Business Day prior to the date of Announcement);

•	18.5 per cent. to the Closing Price of 671.50 pence for each ScottishPower Share on 7 November 2006 (the last Business Day prior to the commencement of the Offer Period); and

•

24.4 per cent. to the average daily Closing Price of 639.65 pence per ScottishPower Share for the three months ended 7 November 2006 (the last Business Day prior to the commencement of the Offer Period).

The Offer is subject to the Conditions set out in Part 5 of this document.

The holders of ScottishPower B Shares and the ScottishPower Deferred Shares will not be able to participate in the Scheme and the rights attaching to the ScottishPower B Shares and the ScottishPower Deferred Shares will be unaffected by the Offer. Any dividend payable on the ScottishPower B Shares will continue to be payable annually in arrears on 28 May or such later date as the Directors of Iberdrola and/or ScottishPower may determine. The admission to listing on the Official List of the ScottishPower B Shares will be unaffected by the Offer and will continue after the Effective Date.

The economic effect of the Offer for each ScottishPower ADS (which represents four ScottishPower Shares) will be as if each ScottishPower ADS Holder receives 1,600 pence and 0.6584 of an Iberdrola ADS. Each Iberdrola ADS will represent one New Iberdrola Share. The ScottishPower Depositary will convert at the then prevailing exchange rate the cash consideration into US Dollars in accordance with the ScottishPower Deposit Agreement and distribute the cash proceeds to registered ScottishPower ADS Holders, together with any Iberdrola ADSs to which they become entitled, upon surrender of their ScottishPower ADSs. ScottishPower ADS Holders who hold their ScottishPower ADSs indirectly must rely on the procedures of the bank, broker, financial institution, share plan administrator or other nominee through which they hold their ScottishPower ADSs in order to receive the consideration for their ScottishPower ADSs.

Iberdrola will establish the Iberdrola ADR Facility in connection with the acquisition of ScottishPower upon the Scheme becoming effective. Iberdrola currently intends to maintain the Iberdrola ADR Facility on an ongoing basis.

Since the Iberdrola ADSs will not be listed or traded on any exchange in the United States, the Iberdrola ADSs will only be eligible for trading “over-the-counter”. ScottishPower ADS Holders are therefore cautioned that the Iberdrola ADSs may be illiquid. The lack of an active and liquid trading market in the Iberdrola ADSs could therefore make it more difficult to trade such Iberdrola ADSs. In the event that Iberdrola terminates the Iberdrola ADR Facility, former holders of Iberdrola ADSs who receive New Iberdrola Shares following such termination may face administrative burdens and costs in holding New Iberdrola Shares directly. As a result of the decision not to list the New Iberdrola Shares on the New York Stock Exchange or any other US exchange, US resident holders of New Iberdrola Shares, including New Iberdrola Shares received as a result of any termination of the Iberdrola ADR Facility, may be required to sell such underlying shares on the Bolsas de Valores, which could be more time consuming and costly for such holders than settling trades in Iberdrola ADSs.

ScottishPower Shareholders (other than ScottishPower Shareholders in certain overseas jurisdictions) are being offered the opportunity, under the Mix and Match Facility, to elect to vary the proportions in which they receive cash consideration and New Iberdrola Shares in respect of their holdings of ScottishPower Shares. ScottishPower ADS Holders (other than ScottishPower ADS Holders in certain overseas jurisdictions) are also being offered the opportunity, under the Mix and Match Facility, to elect to vary the proportions in which they receive cash consideration and Iberdrola ADSs in respect of their ScottishPower ADSs. Satisfaction of such elections will be subject to elections made by other ScottishPower Shareholders and other ScottishPower ADS Holders. To the extent that elections for cash and/or New Iberdrola Shares, including New Iberdrola Shares underlying Iberdrola ADSs, cannot be satisfied in full, they will be scaled down on a pro rata basis. Further information about the Mix and Match Facility is provided in paragraph 4 below.

A Loan Note Alternative is also being offered to ScottishPower Shareholders (other than Excluded Overseas Persons and ScottishPower ADS Holders) who may elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Offer, including any additional cash consideration to which they become entitled under the Mix and Match Facility. Further information about the Loan Note Alternative is provided in paragraph 5 below. The attention of ScottishPower Shareholders resident in, or who are citizens of, jurisdictions outside the United Kingdom is drawn to paragraph 27 below.

Iberdrola is offering a Dealing Facility to enable certain ScottishPower Shareholders who receive New Iberdrola Shares as a result of the Offer to sell their newly acquired shares.

For the six-month period from the Effective Date, Iberdrola is offering certain qualifying ScottishPower Shareholders use of the Ongoing Dealing Facility for free, without incurring any charges (including any dealing charges, settlement charges or foreign exchange commission). Further details are set out in paragraph 23 of this Part 4.

SCOTTISHPOWER SHAREHOLDERS WHO HOLD THEIR SCOTTISHPOWER SHARES IN UNCERTIFICATED FORM (BUT WHO ARE OTHERWISE ELIGIBLE TO MAKE USE OF THE DEALING FACILITY) AND WHO WISH TO MAKE USE OF THE DEALING FACILITY (WHETHER IMMEDIATELY AFTER THE EFFECTIVE DATE OR AT SUCH OTHER DATE AS PERMITTED BY THE TERMS OF THE DEALING FACILITY) MUST CONVERT, AT THEIR OWN COST, THEIR HOLDINGS OF SCOTTISHPOWER SHARES INTO CERTIFICATED FORM PRIOR TO THE EFFECTIVE DATE IN ORDER TO PARTICIPATE IN THE DEALING FACILITY.

ScottishPower ADS Holders will not be entitled to participate in the Dealing Facility with respect to the Iberdrola ADSs received in exchange for their ScottishPower ADSs.

Eligible Holders wishing to make use of the Dealing Facility should note that Iberdrola anticipates announcing its 2007 first quarter results in the last week of April 2007, after the expected Effective Date of 23 April 2007.

Further details regarding the Dealing Facility can be found in paragraph 23 below.

Fractions of New Iberdrola Shares will not be allotted, but will be aggregated and sold in the market after the Effective Date and the net proceeds of such sale will be paid in cash to the ScottishPower Shareholders entitled thereto in accordance with their fractional entitlements. No assurance can be given as to the price that will be received for such New Iberdrola Shares sold as described in this paragraph.

Fractions of Iberdrola ADSs will not be allotted, but will be aggregated and sold in the market after the Effective Date. The net proceeds of such sale shall be converted, if necessary, into US Dollars by the ScottishPower Depositary and made available to ScottishPower ADS Holders entitled thereto in accordance with their fractional entitlements. No assurance can be given as to the price that will be received for such Iberdrola ADSs sold as described in this paragraph.

The New Iberdrola Shares will be issued credited as fully paid and free from all liens, charges, encumbrances, and, subject to the Iberdrola By-laws, rights of pre-emption and any other third party rights of any nature whatsoever (save that under the CREST Deed Poll, CREST has certain rights of sale and deduction for expenses and liabilities it may incur in relation to acting as depositary in relation to the Iberdrola CDIs) and will rank pari passu in all respects with the existing Iberdrola Shares, including the right to receive all dividends, distributions and other entitlements declared, made or paid by Iberdrola on Iberdrola Shares after the Effective Date. Further details of the rights attaching to the New Iberdrola Shares are set out in Part 8 of this document. Immediately following completion of the Offer, but before any dealings take place under the Dealing Facility, former ScottishPower Shareholders and ScottishPower ADS Holders are expected to own approximately 21 per cent. of the issued share capital of Iberdrola.

An application will be made by Iberdrola for the New Iberdrola Shares to be admitted to trading on the Bolsas de Valores. It is expected that admission of the New Iberdrola Shares to trading on the Bolsas de Valores will become effective and that dealings for normal settlement will commence by the second Business Day following the Effective Date. Further details regarding the issue of the New Iberdrola Shares are set out in paragraph 20 below.

3    Financial Effects of the Offer

The following table sets out, for illustrative purposes only, and on the bases and assumptions set out in the notes below, the financial effects on the capital value and income for a holder of 100 ScottishPower Shares assuming the Scheme becomes effective. It compares the value of the number of New Iberdrola Shares and the amount of cash consideration to be issued or paid (respectively) under the Scheme in respect of 100 ScottishPower Shares with the value of 100 ScottishPower Shares on 7 November 2006 (the last Business Day prior to the commencement of the Offer Period). It assumes no election is made under the Mix and Match Facility or Loan Note Alternative and no use is made of the Dealing Facility. In assessing the financial effects of the Offer, no account has been taken of any potential liability to taxation of a ScottishPower Shareholder.

(a)    Capital Value

	Note	Pounds
Value of 16 New Iberdrola Shares	(1)	372.89
Cash consideration (plus the Special Dividend and fractional entitlements)		422.72
Total value of consideration in respect of 100 ScottishPower Shares		795.61
Less: market value of 100 ScottishPower Shares on 7 November 2006	(2)	671.50
Increase in capital value		124.11
Percentage increase in capital value		18.48%

(b)    Income

		For the period of last 12 months dividend cycle
	Note	(Pence)
Dividend income from 16 New Iberdrola Shares	(3)	886.56
Income from cash consideration (plus the Special Dividend and fractional entitlements)	(4)	2,181.24

Total income in respect of consideration for 100 ScottishPower Shares		3,067.80
Dividend income from 100 ScottishPower Shares	(5)	2,735.00

Increase in income		332.80
Percentage increase in income		12.17%

Notes:

(1)	Based on the value of an Iberdrola Share of €34.72 on 22 February 2007, being the last practicable date prior to publication of this document, and an exchange rate of £0.67125:€1.

(2)	Based on the Closing Price of £6.72 per ScottishPower Share on 7 November 2006, being the last Business Day before the commencement of the Offer Period.

(3)	The dividend income from one New Iberdrola Share is based on the aggregate dividends of 55.41 pence (€0.8094) (net) per Iberdrola Share, being the total of the 30.57 pence (€0.4404) (net) final dividend for the year ended 31 December 2005 and the 24.84 pence (€0.3690) (net) interim dividend for the six months ended 30 June 2006, excluding any associated tax credit in respect of the final dividend and interim dividend at exchange rates of £0.6942:€1 and £0.6731:€1 respectively, the prevailing exchange rates at the dividend payment dates of 3 July 2006 and 2 January 2007 respectively.

(4)	The income from the cash consideration has been calculated on the assumption that the cash component (plus the Special Dividend and fractional entitlements) is reinvested for the period of 12 months to yield approximately 5.16 per cent. per annum, being the yield shown by the FTSE Actuaries Government Securities of up to five-year maturities, as published in the Financial Times on 22 February 2007 (the last practicable date before the publication of this document).

(5)	The dividend income from one ScottishPower Share is based on aggregate dividends of 27.35 pence (net) per ScottishPower Share, being the total of the 6.55 pence (net dividend for the third quarter of the financial year ending 31 March 2006 and adjusted for the 0.7937:1 share consolidation which took place on 15 May 2006) and the 9.40 pence (net interim dividend for the fourth quarter of the financial year ending 31 March 2006 and the 11.40 pence (net interim dividend for the six-month period ended 30 September 2006, excluding any associated tax credit in respect of the final dividend and interim dividend).

4    Mix and Match Facility

Under the terms of the Offer, ScottishPower Shareholders and ScottishPower ADS Holders (other than those in certain overseas jurisdictions) are entitled to elect to vary the proportion of cash consideration and New Iberdrola Shares or Iberdrola ADSs, as applicable, subject to elections made by other ScottishPower Shareholders and ScottishPower ADS Holders. The economic ratio in which ScottishPower Shareholders and ScottishPower ADS Holders may elect to receive New Iberdrola Shares or Iberdrola ADSs, as applicable, instead of cash or elect to receive cash instead of New Iberdrola Shares or Iberdrola ADSs, as applicable, under the Mix and Match Facility will be:

for every 380 pence in cash	0.1646 of a New Iberdrola Share
for every 1,520 pence in cash	0.6584 of an Iberdrola ADS

Elections made under the Mix and Match Facility may only be made in respect of whole numbers of ScottishPower Shares or ScottishPower ADSs. Irrespective of the number of ScottishPower Shareholders and ScottishPower ADS Holders who elect for cash consideration or New Iberdrola Shares or Iberdrola ADSs, as applicable, under the Mix and Match Facility, the total cash consideration to be paid by Iberdrola and the total number of New Iberdrola Shares (including New Iberdrola Shares underlying Iberdrola ADSs) to be issued pursuant to the Offer will not be varied as a result of elections made under the Mix and Match Facility. Accordingly, Iberdrola’s ability to satisfy elections for New Iberdrola Shares or Iberdrola ADSs, as applicable, or cash consideration made by ScottishPower Shareholders and ScottishPower ADS Holders will depend on the elections of other ScottishPower Shareholders and ScottishPower ADS Holders. To the extent that elections for New Iberdrola Shares or Iberdrola ADSs, as applicable, and/or cash consideration cannot be satisfied in full, they will be scaled down on a pro rata basis. As a result, ScottishPower Shareholders and ScottishPower ADS Holders

who elect to receive additional New Iberdrola Shares or Iberdrola ADSs, as applicable, or cash consideration under the Mix and Match Facility will not necessarily know the exact number of New Iberdrola Shares or Iberdrola ADSs, as applicable, or cash consideration they are entitled to receive until settlement of the consideration under the Offer.

An announcement will be made of the extent to which elections under the Mix and Match Facility have been satisfied before the Reduction Court Hearing.

Elections made under the Mix and Match Facility will not affect the entitlements of those ScottishPower Shareholders and ScottishPower ADS Holders who do not make an election under the Mix and Match Facility.

Elections by ScottishPower Shareholders

The Mix and Match Facility will remain open until 3.00 p.m. (London time) on 19 April 2007 or such later time (if any) until which the right to make the relevant election may be extended.

Details on how ScottishPower Shareholders can make an election under the Mix and Match Facility are set out in Part 12 of this document and, in the case of Certificated Holders, the white Form of Election. Overseas Shareholders should also read paragraph 27 of this Part 4 in relation to their ability to make an election under the Mix and Match Facility.

Elections by ScottishPower ADS Holders

Registered ScottishPower ADS Holders will find enclosed with this document an ADS Letter of Transmittal and Election Form which includes a section relating to elections for the Mix and Match Facility. All registered ScottishPower ADS Holders must complete and return the ADS Letter of Transmittal and Election Form, along with any ScottishPower ADSs they hold in certificated form, in the brown non-postage-paid envelope provided in order to receive any consideration for their ScottishPower ADSs. Notes on completing and returning the ADS Letter of Transmittal and Election Form are set out in Part 13 of this document. If you wish to instruct the ScottishPower Depositary to make an election in respect of your holding of ScottishPower ADSs for the Mix and Match Facility, you must complete and return the ADS Letter of Transmittal and Election Form (including Box C thereof), along with any ScottishPower ADSs you hold in certificated form, as soon as possible and in any event so as to be received not later than 3.00 p.m. (New York time) on 4 April 2007.

If you hold your ScottishPower ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution, share plan administrator or other nominee through which you hold your ScottishPower ADSs in order to make an election under the Mix and Match Facility.

5    Loan Note Alternative

As an alternative to some or all of the cash consideration which would otherwise be receivable under the Scheme, ScottishPower Shareholders (other than Excluded Overseas Persons and ScottishPower ADS Holders) may be able to elect to receive Loan Notes to be issued by Iberdrola on the following basis:

For every £1 of cash consideration	£1 nominal value of Loan Notes

Up to a maximum amount of £750 million of Loan Notes in aggregate nominal value will be available under the Loan Note Alternative. To the extent that ScottishPower Shareholders validly elect to receive

Loan Notes pursuant to the Loan Note Alternative which in aggregate nominal value exceed £750 million, the entitlement of each ScottishPower Shareholder who so validly elects will be scaled down pro rata.

The Loan Notes will be issued by Iberdrola, credited as fully paid, in amounts and integral multiples of £1 and the balance of any entitlement that is not a whole multiple of £1 will not be issued but will instead be settled in cash. The Loan Notes will constitute direct, unsecured and unsubordinated obligations of Iberdrola. The Loan Notes will bear interest at a rate of 0.50 per cent. below six-month Sterling LIBOR to be determined on the first Business Day of each interest period. Interest will be payable by half-yearly instalments in arrears (less any tax) on 30 June and 30 December in each year. The first payment of interest will be made on 30 December 2007 (the “First Payment Date”). On the First Payment Date, interest will be paid in respect of the period from (and including) the date after that on which the relevant Loan Notes are issued, up to (but excluding) the First Payment Date and the interest for this period will be calculated by reference to the six-months Sterling LIBOR prevailing at the date of issue of the Loan Notes.

Unless Iberdrola decides otherwise, no Loan Notes will be issued by Iberdrola unless, on or before the Effective Date, the aggregate nominal value of all Loan Notes to be issued as a result of valid elections for the Loan Note Alternative exceeds £20 million. If such aggregate nominal value is less than £20 million, any such election shall, unless Iberdrola decides otherwise, be void and the relevant ScottishPower Shareholders will be deemed not to have made an election under the Loan Note Alternative.

Iberdrola may redeem all (but not some only) of the Loan Notes (so long as they have been in issue for at least six months) if the aggregate nominal value of the outstanding Loan Notes falls below £2 million. Iberdrola may purchase any Loan Notes which have been in issue for at least six months at a price by tender available to all holders of Loan Notes alike, or otherwise by agreement with any holders of Loan Notes. The Loan Notes may be redeemed at the option of a Loan Note Holder on not more than 60 days’ and not less than 14 days’ notice, in minimum denominations of £1,000, unless the holder of Loan Notes has a total holding of less than £1,000, in which case the total Loan Note holding, but not part thereof, may be redeemed. The Loan Notes are redeemable at the option of the holder for cash at par on any interest payment date between the First Payment Date and five years from the Effective Date (the “Final Redemption Date”) (both dates inclusive). Any Loan Notes outstanding on the Final Redemption Date will be redeemed at par together with any accrued interest (less any tax) due at that date.

The Loan Notes will not be transferable without the prior consent of Iberdrola, and no application will be made for them to be listed on, or dealt on, any stock exchange or other trading facility.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States (or under the securities laws of any other jurisdiction which Iberdrola is advised to treat as a Loan Note Restricted Jurisdiction); the relevant clearances have not been, and will not be, obtained from the securities commission of any province, territory or jurisdiction of Canada; nor has any prospectus been lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with the applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities law is available, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into a Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of the relevant laws of, or require registration of the Loan Notes in, such jurisdiction or to, or for the account or benefit of, a person located in a Loan Note Restricted Jurisdiction.

Shareholders electing to receive Loan Notes will be required to certify that they are not US persons (as defined in Regulation S under the US Securities Act) and are not located in the United States.

Documents of title in respect of the Loan Notes will not be sent to addresses in the United States, Canada, Australia or Japan or any other Loan Note Restricted Jurisdictions.

The Loan Notes and the Loan Note Instrument will be governed by, and construed in accordance with, English law and will be unsecured obligations of Iberdrola. The issue of the Loan Notes, the ranking of the Loan Notes and the regulations governing the syndicate of the holders of the Loan Notes (sindicato de obligacionistas) will be governed by Spanish law.

The terms of the Loan Notes will be such that the Loan Notes should not constitute qualifying corporate bonds for individuals for the purposes of UK taxation.

An announcement will be made of the extent to which elections under the Loan Note Alternative have been satisfied before the Reduction Court Hearing.

Further details on the terms of the Loan Notes are set out in Part 9 of this document and details on how to make an election under the Loan Note Alternative are set out in Part 12 of this document and, in the case of Certificated Holders, the white Form of Election.

ABN AMRO has advised Iberdrola that, in its opinion, based on market conditions on 22 February 2007 (the last practicable date prior to the publication of this document), the value of the Loan Notes (had they been in issue on that day) would have been not less than 99 pence per £1 in nominal value.

6    Information on the ScottishPower Group

ScottishPower is an international energy company with businesses in the UK and US, and is listed on the London and New York Stock Exchanges. ScottishPower provides electricity transmission and distribution services in the UK, supplies electricity and gas services to homes and businesses across the UK and has electricity generation, gas storage facilities and associated energy management activities in the UK, Ireland and North America. ScottishPower was created upon privatisation in 1991, was incorporated as a public limited company in 1999 and has subsequently developed through organic growth and strategic acquisitions. In the financial year ended 31 March 2006, the ScottishPower Group reported total revenues of £5,446 million and an operating profit of £870 million from continuing operations. As at 31 March 2006, ScottishPower employed 9,793 people.

It has three divisions: Energy Networks, Energy Wholesale & Retail and PPM Energy.

(a)    Energy Networks

The Energy Networks business owns and operates ScottishPower’s electricity transmission and distribution network in the UK. It operates primarily in a regulated environment with targets set by the UK regulator, OFGEM, and has a regulated asset base of £2.9 billion with approximately 3.3 million customers (as at 31 March 2006). The network extends to almost 112,000 km, with some 65,000 km of underground cables and 47,000 km of overhead lines (as at 31 March 2006).

The management focus of the transmission and distribution business is to provide an efficient, safe and reliable network while outperforming allowed regulatory returns. Investment is planned to grow the regulated asset base, to improve the security of supply and network performance and facilitate connection of renewable generation.

(b)    Energy Retail & Wholesale

Energy Wholesale operates over 6,300 MW of generating capacity in the British Isles and manages ScottishPower’s exposure to the UK wholesale electricity and gas markets. Energy Retail supplies gas and electricity to about 5.2 million customers across the UK (as at 31 March 2006). It manages pricing, selling, metering, billing, customer service and cash collection for gas and electricity supply to both business and domestic customers.

The Energy Retail & Wholesale management oversee activities across the energy value chain, maximising value from a diverse generation portfolio through to its national customer base, via an integrated commercial and energy management activity that balances and hedges energy needs. Energy Retail & Wholesale has a strong track record as the UK’s leading developer of onshore wind energy. As at 30 September 2006, operational capacity was 344 MW with a further 464 MW under construction or with planning consents. This represents over 80 per cent. of ScottishPower’s 2010 target of 1,000 MW.

(c)    PPM Energy

In North America, ScottishPower owns PPM Energy, which is based in Portland, Oregon. PPM Energy is a growing energy provider operating in the areas of renewable energy, gas storage and hub services, gas-fired generation and energy management activities. PPM Energy’s principal assets are renewable and thermal generation resources and natural gas storage facilities in 12 US states and in Canada (as at 31 March 2006). As at 30 September 2006, PPM Energy owned or controlled 1,620 MW of wind generation and 806 MW of thermal generation. PPM Energy is the second largest developer of wind energy in the US (as at 31 March 2006) and ranks as the third largest independent owner of gas storage (as at 31 March 2006).

PPM Energy is building on its leading positions in wind generation and independent gas storage, while expanding its energy management and origination activities. For example, PPM Energy is aiming to develop at least 3,500 MW of wind capacity by 2010 and the energy management and origination business continues to build a portfolio of rights and marketing alliances to complement its gas storage activities.

7    Current Trading and Prospects for ScottishPower

In the financial year ended 31 March 2006, the ScottishPower Group reported total revenues of £5,446 million and an operating profit of £870 million from continuing operations.

On 14 November 2006, ScottishPower announced its half-year results for the six months ended 30 September 2006. The half-year results demonstrated a strong performance with adjusted operating profit up by 59 per cent. to £517 million for the six-month period, adjusted profit before tax up by 77 per cent. to £483 million and adjusted profit from continuing operations up 39 per cent. to £330 million. On a reported basis, operating profit was £396 million, profit before tax was £271 million and profit from continuing operations was £181 million. Extracts from the half-year results statement are set out in section B of Part 6 of this document.

Since the half-year results for the six months ended 30 September 2006, ScottishPower has continued to trade in line with expectations. During this period, UK wholesale commodity prices have declined, which has resulted in a redistribution of profits across the ScottishPower Group’s integrated energy value chain, with reduced profits from the Energy Wholesale activities offset by improved profitability in the Energy Retail business. Potential domestic supply tariff reductions could impact the near-term performance of the Energy Retail business, given ScottishPower’s hedge position.

8    Information on Iberdrola

Iberdrola was founded in 1901 and is listed on the Bolsas de Valores, through the Spanish Continuous Market (ticker: IBE.SM). Iberdrola’s share performance is included in the computation of the Spanish

IBEX 35 index and the Euro Stoxx 50, Dow Jones Sustainability World Index and DJSI Stoxx indexes. Iberdrola is a vertically integrated energy company with a solid position in the Spanish market and an international footprint focused in Mexico and Brazil. As at 31 December 2006, Iberdrola accounted for 30,384 MW and 18.4 million electricity points of supply worldwide. As at 31 December 2006, Iberdrola, the leading wind generator worldwide, had a wind generating capacity of 4,102 MW.

As at 31 December 2006, Iberdrola employed 16,155 people.

A general description of each of Iberdrola’s major businesses is set out below:

(a)    Traditional Generation (Spain)

In Spain, Iberdrola’s generation capacity as at 31 December 2006 amounted to 21,532 MW, including 4,800 MW of CCGTs.

In Spain, for the full year ending 31 December 2006, Iberdrola produced 60.5 TWh with a diversified portfolio of power plants (nuclear, hydro, coal, CCGT and fuel-oil). In addition, Iberdrola also has a small presence in Portugal, France, Belgium, the Netherlands, Austria, Switzerland, Italy and Germany focused around electricity trading.

(b)    Supply and Gas

Iberdrola sold 6,518 GWh in the liberalised electricity supply segment in Spain in 2006, a decline of 77 per cent. from 2005, as a consequence of the profit and loss optimisation policy.

Iberdrola has consolidated its position as the second largest gas player in the wholesale procurement and supply businesses in Spain. In the procurement business, in 2006 Iberdrola supplied 4.3 bcm of gas into the Spanish deregulated market, with a market share of 15 per cent.

Iberdrola has signed long-term supply contracts that amount to 16 bcm of gas annually (7 bcm in Spain and 9 bcm in Mexico and Brazil). These supply contracts have been entered into with a range of counterparties and each has different commercial terms. This contractual structure, in part, allows Iberdrola to reduce its exposure to currency risks and oil price fluctuations.

Pursuant to the agreements with Sonatrach, Nigeria LNG, GNA, ENI and Snohvit, supplies which originate in Algeria, Nigeria, the Persian Gulf and Trinidad and Tobago are to be delivered to the re-gasification plants of Bilbao, Huelva and Sagunto. Iberdrola also has a long-term supply contract via the direct gas pipeline between Algeria and Spain, MEDGAZ, for 1.6 bcm annually.

In addition, Iberdrola has become a main developer of new gas infrastructure in Spain. As at 31 December 2006, Iberdrola owned 25 per cent. and 30 per cent. of the re-gasification plants of BBG (Bilbao) and SAGGAS (Sagunto), respectively. During January 2007, Iberdrola increased its stake in the MEDGAZ gas pipeline to 20 per cent.

(c)    Renewables

At 31 December 2006, Iberdrola had renewable installed capacity of 4,434 MW (4,102 MW of wind energy and 332 MW of mini-hydroelectric energy), positioning Iberdrola as a world leader in renewables. At 31 December 2006, 440 MW of installed capacity related to countries outside Spain, including Portugal, France, Italy, the UK, Greece, Germany and Poland.

In 2006, 624 MW of capacity became operational (607 MW of wind energy and 17 MW of mini-hydroelectric). Of the total new capacity, 420 MW related to Spain and 204 MW to other countries. Installed capacity at 31 December 2006 was 16.4 per cent. higher than at 31 December 2005. Globally, Iberdrola has a portfolio of projects that is approaching 18,500 MW.

Iberdrola’s strong focus on renewable energy is part of its commitment to the environment, sustainable development and the objectives of the Kyoto Protocol. Iberdrola has become the only Spanish electricity company included in the Climate Leadership Index, international recognition that demonstrates its firm strategy to combat climate change.

(d)    Distribution in Spain

In the distribution business in Spain, Iberdrola accounted for 9.9 million electricity points of supply as at 31 December 2006. In Spain, for the full year ending 31 December 2006, Iberdrola distributed 99.5 TWh of electricity.

(e)    International

In Latin America, Iberdrola is present in the generation business in Mexico, Chile and Brazil and the distribution business in Brazil, Guatemala and Bolivia. As at 31 December 2006, Iberdrola accounted for 8.5 million connected customers and 4,418 MW of total installed generation capacity in Latin America. Iberdrola’s main activities in Latin America are the generation business in Mexico (where Iberdrola accounts for approximately 3,815 MW of installed capacity) and the electricity distribution in Brazil (where Iberdrola controls 7.7 million connected customers).

(f)    Non-Energy

Iberdrola Ingeniería, the engineering and construction company of the Iberdrola Group, has wide experience in electric power generation, distribution and control facilities services worldwide and employs more than 1,000 people. At present, Iberdrola Ingeniería has projects underway in more than 25 countries and has subsidiaries in Mexico, Brazil, Russia, Qatar, Greece, Poland, the UK, the US, Venezuela, Tunisia, Latvia, Germany, Bulgaria, India, Kenya and Slovakia. As at the date of this document, Iberdrola Ingeniería is Spain’s leading electrical engineering company by sales.

Iberdrola Inmobiliaria is a nationally based company offering an extensive portfolio of products, including first homes, holiday homes, offices, industrial buildings and shopping centres. In 2006, Iberdrola Inmobiliaria generated a net profit of £74.3 million (€110.3 million), an increase of 15.4 per cent. on the previous year (based on the exchange rate of €1.4842: £1 as of 31 December 2006). Iberdrola Inmobiliaria had a portfolio of developable land of 2.2 million sqm (1.6 million sqm for residential use and 0.6 million sqm for commercial use).

On 4 October 2006, Iberdrola outlined a new Strategic Plan 2007-2009 (the “Strategic Plan 2007-2009”), setting a range of operational and financial targets for the Iberdrola Group as a whole and for its constituent business. The Strategic Plan 2007-2009 also includes certain projections up to 2011. The Strategic Plan 2007-2009 sets out, among other things, targets for compound annual growth in EBITDA between 2005 and 2009, and target net profit for 2009 for Iberdrola.

These long-term 2009 targets were not expressly made to place a floor under, or a ceiling on, the likely outcome for the relevant period, and so should not be interpreted as a profit forecast.

The stated targets form part of an established pattern of investor relations communication dating back to October 2001, when Iberdrola announced its Strategic Plan 2001-2006, that marked a new strategic direction for the Iberdrola Group (by focusing on the core energy business) and set five-year targets for a range of operational and financial metrics. This plan formed the basis for the market’s assessment of the progress made by Iberdrola between 2000 (the reference year) and 2006.

Such long-term targets remain subject to a significant number of uncertainties and necessarily can only be based on information available to the management of Iberdrola at the time the targets were provided and do not take into account the proposed acquisition of ScottishPower. Management plans, by their nature, can change based on information that becomes available subsequently and in response to market and other external factors.

ScottishPower Shareholders are further cautioned that the long-term targets provided in the Strategic Plan 2007-2009 were necessarily based upon a variety of assumptions relating to the business of Iberdrola including general business and economic conditions, all of which are subject to significant uncertainties and many of which are beyond Iberdrola’s control. Given the nature of such long-term targets, there can be no assurance that any such long-term targets will be realised.

None of Iberdrola, ScottishPower, or their respective directors, officers, affiliates or any of such parties’ respective financial advisers accepts any responsibility for such long-term targets, or the basis or assumptions on which they were prepared or the context in which they appear. The long-term targets prepared by Iberdrola’s management were not intended to be a profit forecast as defined by the City Code and were not prepared to the standards that can be reported on in accordance with the requirements of the City Code. No reliance should be placed upon any such long-term targets in making any investment decisions in connection with ScottishPower or Iberdrola securities.

Further to the Announcement of the Offer on 28 November 2006, which referred to the agreement entered into between Iberdrola and Gas Natural SDG, S.A. (“Gas Natural”) whereby Iberdrola would acquire certain assets from the combined Company resulting from Gas Natural’s proposed acquisition of the entire share capital of Endesa, S.A. (“Endesa”), which was filed on 5 September 2005 and approved by the CNMV on 27 February 2006, the board of directors of Gas Natural decided to withdraw its takeover bid for Endesa. The withdrawal was communicated to the CNMV and the Bolsas de Valores on 1 February 2007.

9    Iberdrola’s Reasons for the Offer

Iberdrola believes that the Offer will accelerate the achievement of a number of Iberdrola’s objectives, outlined in its 2007-2009 strategic plan. Iberdrola anticipates that the combination of Iberdrola and ScottishPower will create one of the leading European integrated utility companies and the leading wind generator. Based on pro forma enterprise value, the Enlarged Iberdrola Group will be valued at £43.9 billion (€65.4 billion). As a result of the transaction, the Enlarged Iberdrola Group will also have:

•	a leading position in the rapidly growing UK and North America renewables markets;

•	a reinforced market presence in Europe and North America which will provide enhanced opportunities for gas trading and procurement in the increasingly global and LNG-driven gas marketplace;

•	an installed generation capacity base of 38,922 MW including 6,066 MW of wind generation capacity and 332 MW of small hydro generation capacity; and

•	a regulated networks business with approximately 21.7 million electricity points of supply.

The Offer affords Iberdrola an exceptional opportunity to acquire a vertically integrated utility company, with complementary skills in the attractive liberalised UK market with scope for significant ongoing investment in new generation capacity and networks. The Enlarged Iberdrola Group will be well diversified in terms of:

•	geographical spread (Spain, United Kingdom, Latin America and North America);

•	generation mix (nuclear, coal, wind, hydro and gas); and

•	business mix (regulated and non-regulated).

Iberdrola will be able to draw on ScottishPower’s considerable experience in deregulated markets and its strong skill sets in retailing and trading. In return, Iberdrola believes that ScottishPower will also benefit from Iberdrola’s best-in-class standards in generation and distribution activities.

10    Iberdrola’s Intentions for the ScottishPower Business

The combination of Iberdrola and ScottishPower will be driven by Iberdrola’s strategy of enhancing growth, efficiency and internationalisation with the vision of being at the forefront of the utility industry in Europe, as well as globally. Iberdrola’s current intentions are in line with ScottishPower’s plans to maintain its asset base in the UK, to improve the performance of its energy networks business and to expand wind energy generation capacity in the UK and the US.

Iberdrola has no current intention to redeploy any material part of the fixed assets of ScottishPower as a consequence of the transaction.

The combination of both Iberdrola and ScottishPower is not only strategically complementary, but also establishes a firm foundation for continued growth in the future.

11    Financial Benefits of the Offer

The Iberdrola Directors believe that the Enlarged Iberdrola Group can achieve annual pre-tax operating cost savings of at least £88 million (€130 million) based on the existing cost and operating structures and plans of Iberdrola and ScottishPower. The full annual run rate of these savings will be achieved by the end of the third year after the Effective Date. Annual capital expenditure savings are anticipated to average at least £30 million (€44 million)(1) over the first five years following completion of the Offer.

Annual operating and capital expenditure savings will result from:

•	reduction in corporate overheads;

•	optimisation of operations and maintenance;

•	transfer of best practice in the generation, supply and distribution businesses; and

•	scale efficiencies in the procurement of gas, and of renewable and other generation capital equipment.

The balance sheet, profitability and cash flow strength of the Enlarged Iberdrola Group is expected to enable it to capitalise upon and accelerate investment in a number of attractive growth opportunities in existing as well as new markets in both Europe and the Americas. This statement does not constitute a profit forecast and should not be interpreted to mean that profits for the year to 31 December 2007 or any subsequent financial period would necessarily be greater than those for any preceding financial year.

12    Current Trading and Prospects for Iberdrola

On 21 February 2007, Iberdrola announced total revenues of €11,017 million (£7,423 million) for the financial year ended 31 December 2006. Operating profit for the same period increased 17.3 per cent. to €2,654 million (£1,789 million) and EBITDA increased 15.2 per cent. to €3,890 million (£2,621 million). Net profit after minority interests for the financial year ended 31 December 2006 was €1,660 million (£1,119 million), 20.1 per cent. higher compared to 2005 and 3.8 per cent. higher than the €1,600 million (£1,078 million) net profit target contained in the Strategic Plan 2001-2006 (based on the exchange rate of €1.4842:£1 as of 31 December 2006).

Trading in 2007 has to date continued in line with Iberdrola’s expectations.

(1)	The expected cost savings have been calculated on the basis of the existing cost and operating structures of the current Iberdrola Group and ScottishPower Group. These statements of estimated cost savings relate to future actions and circumstances which by their nature involve risks, uncertainties, contingencies and other factors. As a result, the cost savings referred to may not be achieved, or those achieved may be materially different from those estimated. Please see the Cautionary Note regarding Forward-Looking Statements on page 5 of this document.

13    Financing Arrangements

The consideration payable to ScottishPower Shareholders and ScottishPower ADS Holders under the terms of the Offer will be in cash (or, at the option of certain eligible individual ScottishPower Shareholders, Loan Notes) and New Iberdrola Shares (including Iberdrola ADSs) and will be provided through a combination of new committed credit facilities and the issue of New Iberdrola Shares.

Iberdrola has obtained committed debt financing arranged by ABN AMRO Bank N.V., Barclays Capital and The Royal Bank of Scotland plc in the sum of £7,955,000,000. To satisfy acceptances of the share element of the consideration, Iberdrola will also issue approximately 245 million New Iberdrola Shares to ScottishPower Shareholders (including Iberdrola ADSs issued to ScottishPower ADS Holders). As a result, on completion of the Offer and prior to any dealings made through the Dealing Facility, former ScottishPower Shareholders and ScottishPower ADS Holders will own approximately 21 per cent. of the issued share capital of Iberdrola as enlarged by the Offer.

Iberdrola will use the operating cash flows of the Enlarged Iberdrola Group to service the acquisition debt financing within the restrictions placed on the businesses by regulators.

ABN AMRO, the financial adviser to Iberdrola, is satisfied that Iberdrola has sufficient resources available to satisfy in full the cash consideration payable to ScottishPower Shareholders under the terms of the Scheme.

Further details of the financing arrangements are set out in paragraph 11(b) of Part 10 of this document.

14    Implementation Agreement and Inducement Fee

ScottishPower and Iberdrola have entered into the Implementation Agreement which provides, among other things, for the implementation of the Scheme and contains certain assurances and confirmations between the parties, including to implement the Scheme in accordance with an agreed timetable, regarding the satisfaction of certain conditions to the Offer and regarding the conduct of the respective businesses of both parties pending completion of the Offer. Under the terms of the Implementation Agreement, Iberdrola has retained the right, subject to ScottishPower’s prior written consent, to effect the Offer by way of a Takeover Offer for ScottishPower.

In the Implementation Agreement, ScottishPower has agreed to pay an Inducement Fee of £50 million to Iberdrola if, among other things, after the date of the Announcement:

(a)	the ScottishPower Directors (or any committee of the ScottishPower Directors) fail unanimously to recommend the Offer or withdraw or adversely modify or qualify their unanimous recommendation of the Offer; or

(b)	the ScottishPower Directors determine not to implement the Offer by refusing to put forward the Scheme; or

(c)	where the Offer is being made by way of a Scheme, it is not approved by the ScottishPower Shareholders at the Court Meeting or the ScottishPower EGM Resolution is not approved at the ScottishPower EGM; or

(d)	where the Offer is being made by way of a Scheme, following the resolutions proposed at the Court Meeting and the ScottishPower EGM having been passed by the requisite majorities, the ScottishPower Directors do not, in breach of the Implementation Agreement or because (acting in good faith) their fiduciary duties require it, seek the Court Orders at the Court Hearings; or

(e)	an Alternative Proposal is made and:

(i)	such Alternative Proposal (whether or not recommended by the ScottishPower Directors) is declared unconditional in all respects, becomes effective or otherwise completes;

(ii)	that Alternative Proposal is referred to the competition authorities, lapses, and the relevant third party makes another offer for ScottishPower which completes, or becomes effective or becomes or is declared unconditional in all respects; and

(iii)	for the avoidance of doubt, if an Alternative Proposal made before the Offer is withdrawn or lapses is declared unconditional in all respects, becomes effective or otherwise completes following the withdrawal or lapse of the Offer and Iberdrola is not in a material breach of any of its obligations under the Implementation Agreement, ScottishPower shall remain liable to pay Iberdrola the Inducement Fee; or

(f)	ScottishPower is in material breach of certain of its obligations under the Implementation Agreement (for further details see paragraph 10(a) of Part 10 of this document) and Iberdrola has exercised its right to terminate the Implementation Agreement as a consequence thereof, provided that Iberdrola is not in material breach of its obligations under the Implementation Agreement.

ScottishPower has undertaken in the Implementation Agreement not to solicit, or otherwise seek to procure, any Alternative Proposal, save that ScottishPower shall not be prohibited from complying with its obligations under the provisions of the City Code or required by law or any applicable regulatory body nor shall ScottishPower’s Directors be prohibited from fulfilling their fiduciary duties.

Iberdrola also agreed to pay ScottishPower an Inducement Fee of £50 million if, among other things:

(a)	the resolution in respect of the Offer is not passed by the requisite majority of Iberdrola shareholders at the Iberdrola Shareholders’ Meeting;

(b)	Iberdrola fails to convene or adjourns and fails to reconvene the Iberdrola Shareholders’ Meeting (other than with the prior written consent of ScottishPower); or

(c)	Iberdrola is in material breach of certain of its obligations under the Implementation Agreement (for further details see paragraph 10(a) of Part 10 of this document), provided ScottishPower is not in material breach of its obligations under the Implementation Agreement.

15    Management and Employees

Iberdrola attaches great value to the skills and experience of the business management and employees of ScottishPower. They will be critical to the success of the Enlarged Iberdrola Group and Iberdrola fully expects that they will continue to play a vital role in the business going forward.

Iberdrola has given assurances to ScottishPower that, on completion of the Offer, it will honour the contractual terms and conditions, benefits and existing severance policy of ScottishPower’s employees (including pension rights) for at least two years.

Iberdrola also intends to continue funding the current pension arrangements for all participants in such arrangements at the time of completion of the Offer in line with the principles in operation at the time of the transaction, including commissioning regular valuations and updating the principles accordingly, and in full compliance with all applicable legal requirements. If Iberdrola proposes to implement any new arrangements for new employees following completion of the Offer, these will be subject to the normal consultation and agreement arrangements currently in place with employee representatives.

Iberdrola currently has no plans to change the principal locations of Iberdrola’s business after the completion of the Offer. Iberdrola will continue to be headquartered in Madrid, Spain and its corporate legal domicile will remain in Bilbao, Spain. While Iberdrola will continue to be headquartered in Spain, it has provided assurances to ScottishPower that ScottishPower will maintain its identity and a corporate headquarters in Glasgow and does not envisage changing the principal locations of ScottishPower’s business in the UK and in the US.

Iberdrola has also confirmed that it will honour the contractual terms and conditions, benefits and existing severance policy of Iberdrola’s employees (including pension rights) for at least two years from the Effective Date.

16    The ScottishPower Directors, the Effect of the Scheme on their Interests and Irrevocable Undertakings

Details of the interests of the ScottishPower Directors in the share capital of ScottishPower and options over its share capital are set out in paragraph 4 of Part 10 of this document. ScottishPower Shares held by the ScottishPower Directors will be subject to the Offer.

In letters dated 28 November 2006, addressed to Philip Bowman and Simon Lowth as employees and/or ScottishPower Directors, Iberdrola has agreed, among other things:

(a)	to honour in full the terms of Philip Bowman’s and Simon Lowth’s respective service agreements;

(b)	to honour in full the bonus provisions set out in Philip Bowman’s and Simon Lowth’s respective service agreements and to procure the exercise of any and all discretions to the maximum amount permitted in accordance with the terms thereof; and

(c)	that, unless Philip Bowman and/or Simon Lowth provide prior notification to the contrary to Iberdrola, if the Scheme becomes effective, their respective employment and/or appointment as directors will terminate on the day on which the Scheme becomes effective and Iberdrola will procure the payments and the provision of the benefits and the exercise of any discretions as provided for in the letters.

Particulars of the service contracts (including termination provisions) and letters of appointment of the ScottishPower Directors are set out in paragraph 9 of Part 10 of this document.

Save as set out above, the total emoluments receivable by the ScottishPower Directors will not be varied as a consequence of the Scheme becoming effective.

The ScottishPower Directors have irrevocably undertaken to vote in favour of the Scheme in respect of their aggregate beneficial holdings of 142,196 ScottishPower Shares, representing approximately 0.1 per cent. of the existing issued share capital of ScottishPower. These undertakings will cease to have any effect if the Implementation Agreement is terminated in accordance with its terms.

The ScottishPower Directors did not obtain any additional financial benefit for the purpose of securing their irrevocable undertakings.

Save as set out in this paragraph 16, paragraph 15 above and paragraph 17 below, the effect of the Scheme on the interests of the ScottishPower Directors does not differ from its effect on the like interests of any other holder of ScottishPower Shares.

17    ScottishPower Share Schemes

(a)    The ScottishPower Share Option Schemes

Options under the ScottishPower Share Option Schemes will become exercisable upon Court Sanction. Performance conditions, where applicable, will be treated as having been satisfied in full.

Options awarded in 2005 under the ScottishPower 2000 Long Term Incentive Plan and options awarded under the ScottishPower 2006 Long Term Incentive Plan will only be exercisable on a pro-rated basis, to reflect the early exercise. To the extent unexercisable, options will lapse on or shortly after the Effective Date as described below. As a result, Iberdrola has agreed to compensate those participants in these plans who are employed by the ScottishPower Group immediately prior to the Effective Date in respect of any part of their options that lapse as a result of the pro-rating referred to above and has agreed to pay to and award such participants, on the Effective Date, cash and New Iberdrola Shares equal to the consideration they would have received under the Offer in respect of the ScottishPower Shares which they would have obtained in respect of those lapsed options.

Options under the ScottishPower Executive Share Option Plan 2001 will be exercisable in full. Options under the PacifiCorp Stock Incentive Plan are already exercisable in full.

Options under the ScottishPower Sharesave Scheme will only be exercisable to the extent of the savings and interest in the associated savings contract at the date of exercise. Iberdrola has agreed to pay to participants in the ScottishPower Sharesave Scheme an amount equal to the profit they would have made if they had been able to exercise those options in full (less the profit they make from actual exercise and on the assumption that they exercise at the latest permitted time) on a grossed up basis. The profit will be calculated by reference to 412 pence plus a cash amount equal to 0.1646 of an Iberdrola Share at the Effective Date per ScottishPower Share.

In order to encourage participants in the ScottishPower Share Schemes to remain within the Enlarged Iberdrola Group after the completion of the Offer, Iberdrola has agreed to compensate them for any additional income tax or social security contributions they have to pay as a consequence of any option being exercised or shares being released early due to the completion of the Offer.

The periods during which options can be exercised vary from scheme to scheme. The periods start on the date of the Court Sanction and end up to six months later. Options under the ScottishPower Executive Share Option Plan 2001 lapse on the date of the Court Sanction. Options under the ScottishPower 2006 Long Term Incentive Plan lapse on the day after the Court Sanction. Options under the ScottishPower 2000 Long Term Incentive Plan lapse one month after notification of the Court Sanction. Options under the ScottishPower Sharesave Scheme lapse six months after the Court Sanction. Participants will be given the opportunity to exercise their options conditionally upon the Court Sanction. Options under the PacifiCorp Stock Incentive Plan do not lapse as a result of the Scheme.

Where ScottishPower Shares are issued to participants under the ScottishPower Share Option Schemes after the Court Sanction but before the Reorganisation Record Time, they will be subject to the Scheme and participants will be able to participate in the Scheme on the same basis as other ScottishPower Shareholders. It is intended that any ScottishPower Shares which are issued to participants on exercise of options after the Effective Date will be transferred automatically to Iberdrola under the proposed changes to the ScottishPower Articles outlined in paragraph 4(C) of the ScottishPower EGM Resolution, in consideration of the payment of 400 pence in cash and the issue of 0.1646 of an Iberdrola Share for each such ScottishPower Share rounded down to the nearest whole number of an Iberdrola Share, save that in the event that the law or regulation of a country or territory or its internal states or other governmental sub- divisions outside the United Kingdom may preclude the allotment or issue to the holder of the ScottishPower Shares or Iberdrola Shares or may preclude the same except after compliance by ScottishPower or Iberdrola (as the case may be) with any governmental or other consent or any registration, filing or other formality with which ScottishPower or Iberdrola (as the case may be) is unable to comply or which Iberdrola regards as onerous or in the event that Iberdrola is unable to confirm the availability of an exemption from any such formalities or whether a consent or other relief may be required without undertaking further administrative or other steps or making a request for relief or otherwise, then Iberdrola may in its sole discretion elect to allot or sell such Iberdrola Shares to a third party and remit the proceeds (net of expenses) to the holder of such ScottishPower Shares in lieu of 0.1646 of an Iberdrola Share for each ScottishPower Share. No assurance can be given as to the price that will be received for such New Iberdrola Shares and Iberdrola ADSs sold, as described in this paragraph. Due to the impracticality of issuing shares under Spanish law, Iberdrola Shares issued on or after the Effective Date, as a consequence of the exercise of options (within the Special Conversion Period as further described in paragraph 18 of this Part 4), will be delivered on the Second Issue Date and the Third Issue Date (as applicable). Thereafter, participants will receive treasury shares held by Iberdrola as reasonably practicable. In addition, ScottishPower will make a payment to such holders of 12 pence for each ScottishPower Share so transferred under the ScottishPower Articles.

ScottishPower will not be able to issue any ScottishPower Shares in the period between the Reorganisation Record Time and the Effective Date, as transfers of and dealings in ScottishPower Shares will be suspended and the Register of Members will be closed. If any participants in the ScottishPower Share Schemes choose to exercise options during this period, ScottishPower will issue them with ScottishPower Shares after the Effective Date and such shares will be automatically acquired by Iberdrola in the manner described above.

(b)    ScottishPower Employee Trust 2001

ScottishPower Shares held in the ScottishPower Employee Trust 2001 will be available to satisfy the exercise of options under the ScottishPower Executive Share Option Plan 2001, the ScottishPower 2000 Long Term Incentive Plan and the ScottishPower 2006 Long Term Incentive Plan.

(c)    The ScottishPower Employee Share Ownership Plan

The trustee of the ScottishPower Employee Share Ownership Plan already holds ScottishPower Shares for participants in that plan. Accordingly, participants in that plan (through the trustee) will participate in the Scheme in the same way as other ScottishPower Shareholders. Cash consideration for these ScottishPower Shares under the Offer will be paid directly to such participants. Any New Iberdrola Shares and/or Loan Notes received under the Offer will continue to be held by the trustee on the terms of the plan.

(d)    The Annual Incentive Plan Deferred Share Programme

Participants in the Annual Incentive Plan Deferred Share Programme are ScottishPower Shareholders and will participate in the Scheme in the same way as other ScottishPower Shareholders.

(e)    Future Share Schemes

Going forward, Iberdrola has agreed to explore alternatives that will provide ScottishPower employees with benefits which are broadly comparable to the benefits provided under the ScottishPower Share Schemes in the two years before the Effective Date. Iberdrola will decide on and procure the implementation of one of those alternatives which will take into account the economic consequences for employees resulting from the implementation date being different from the date of termination of the ScottishPower Share Schemes.

(f)    Dealing Facility

The Dealing Facility will be made available to participants in the other ScottishPower Share Schemes in relation to the New Iberdrola Shares they receive or have received under those schemes (on the same terms as set out in paragraph 23 of this Part 4).

(g)    Communications

ScottishPower is writing separately to participants in the ScottishPower Share Schemes outlining the choices open to them and, where appropriate, providing forms to enable them to make their choices.

(h)    Directors’ Arrangements

Directors will participate in the arrangements set out above on the same terms as other participants in the ScottishPower Share Schemes.

18    ScottishPower Convertible Bonds

(a)    Conversion Rights

Convertible Bondholders currently have the right to convert the Convertible Bonds into fully paid four per cent. exchangeable redeemable preference shares in Scottish Power Finance (Jersey) Limited (“Conversion Rights”). Upon conversion, the preference shares will be immediately exchanged for ScottishPower Shares at the applicable exchange price under the terms and conditions of the Convertible Bonds.

Convertible Bondholders may elect to exercise Conversion Rights either before or after the Scheme becomes effective. Note that the applicable exchange price will vary depending on when Conversion Rights are exercised.

(i)    Conversion before the Reorganisation Record Time

Where ScottishPower Shares are issued to Convertible Bondholders upon exercise of Conversion Rights before the Reorganisation Record Time, they will be subject to the Scheme and the relevant Convertible Bondholders will be able (provided they exercise their Conversion Rights sufficiently in advance of the relevant deadline for receipt of Forms of Election and in any event submit the completed Forms of Election by 19 April 2007) to take advantage of the Mix and Match Facility and the Loan Note Alternative on the same basis as other ScottishPower Shareholders.

Convertible Bondholders should note that any such conversion outside the Special Conversion Period would not be at the enhanced exchange price.

(ii)    Conversion after the Reorganisation Record Time but before the start of the Special Conversion Period

Convertible Bondholders who exercise their Conversion Rights in the period between the Reorganisation Record Time and the Effective Date will receive those ScottishPower Shares to which they are entitled on the Second Issue Date, provided the Scheme becomes effective (as transfers and dealings of ScottishPower Shares are suspended and the Register of Members is closed during this period). They will therefore be treated as if they had exercised their Conversion Rights during the Special Conversion Period, provided the Scheme becomes effective.

(iii)    Conversion during the Special Conversion Period

The terms and conditions of the Convertible Bonds contain provisions whereby the exchange price may be adjusted downwards in certain circumstances, including: (a) upon payment of a special dividend by Scottish Power; (b) upon payment of an ordinary dividend to shareholders in excess of certain specified levels in respect of a financial year; and (c) for a limited period only, following a change of control event. Scottish Power Finance (Jersey) Limited is obliged to give Convertible Bondholders written notice of the commencement of the Special Conversion Period in accordance with the terms and conditions of the Convertible Bonds.

Convertible Bondholders who exercise their Conversion Rights such that the conversion date falls within the Special Conversion Period will receive an enhanced number of ScottishPower Shares reflecting: (i) an adjustment to the exchange price made in respect of the payment of the Special Dividend; (ii) an adjustment to the exchange price made in respect of the payment of the total dividend declared for the financial year ending 31 March 2006 (“2005 Dividend”) (such adjustment in itself was less than one per cent. of the exchange price in effect at the time of payment of the 2005 Dividend and therefore was not previously effective under the terms and conditions of the Convertible Bonds, but was carried forward to be taken into account in any subsequent adjustment on a cumulative basis); and (iii) an adjustment to the exchange price made in respect of the change of control upon the Scheme becoming effective.

The quantum of the adjustment in respect of the Special Dividend will depend upon the average of the bid and offer quotations for a ScottishPower Share as derived from the Daily Official List of the London Stock Exchange in the five consecutive dealing days ending on the second dealing day prior to the first date on which the ScottishPower Shares are traded ex-the Special Dividend.

Convertible Bondholders will be notified of the applicable exchange price in accordance with the terms and conditions of the Convertible Bonds.

(iv)    Conversion after the Special Conversion Period

Convertible Bondholders who exercise Conversion Rights such that the conversion date falls after the Special Conversion Period will receive an enhanced number of ScottishPower Shares reflecting an adjustment to the exchange price made in respect of the payment of the 2005 Dividend and the Special Dividend only. No adjustment will be made in respect of the change of control upon the Scheme becoming effective.

Convertible Bondholders will be notified of the applicable exchange price in accordance with the terms and conditions of the Convertible Bonds.

(b)    Receipt of Iberdrola Shares

From an economic point of view, it is intended that any ScottishPower Shares which are issued to Convertible Bondholders upon exercise of Conversion Rights after the Effective Date (the “Bondholder Shares”) will be transferred automatically to Iberdrola under the proposed changes to the ScottishPower Articles outlined in paragraph 4(E) of the ScottishPower EGM Resolution, in consideration of the payment by Iberdrola to the holder of such Bondholder Shares of 400 pence in cash and the issue of 0.1646 of an Iberdrola Share save that in the event that the law or regulation of a country or territory or its internal states or other governmental subdivisions outside the United Kingdom may preclude the allotment or issue to the holder of the Bondholder Shares of ScottishPower Shares or Iberdrola Shares or may preclude the same except after compliance by ScottishPower or Iberdrola (as the case may be) with any governmental or other consent or any registration, filing or other formality with which ScottishPower or Iberdrola (as the case may be) is unable to comply or which Iberdrola regards as onerous or, in the event that Iberdrola is unable to confirm the availability of an exemption from such formalities or whether a consent or other relief may be required without undertaking further administrative or other steps or making a request for relief or otherwise, then Iberdrola may in its sole discretion elect to allot or sell such Iberdrola Shares to a third party and remit the proceeds (net of expenses) to the holder of such Bondholder Shares in lieu of 0.1646 of an Iberdrola Share for each such Bondholder Share. No assurance can be given as to the price that will be received for such New Iberdrola Shares and Iberdrola ADSs sold as described in this paragraph.

Fractions of Iberdrola Shares will not be allotted and the number of Iberdrola Shares to be allotted to each Convertible Bondholder who exercises Conversion Rights will be rounded down to the nearest whole number. Fractions of Iberdrola Shares not allotted to Convertible Bondholders will, wherever practicable, be aggregated and sold in the market and the net proceeds of such sale shall be paid in cash to Convertible Bondholders entitled thereto in accordance with their fractional entitlements. No assurance can be given as to the price that will be received for such Iberdrola Shares as described in this paragraph.

Due to the impracticality of regularly issuing shares under Spanish law, the Iberdrola Shares issued in exchange for the ScottishPower Shares will only be issued: (i) on the twelfth Business Day following the Effective Date, in respect of conversion notices received from Convertible Bondholders at any time before 6.00 p.m. (London time) on the eighth Business Day following the Effective Date (the “Second Issue Date”); (ii) thereafter, in respect of conversion notices received from Convertible Bondholders at any time before the end of the Special Conversion Period, on the fourth Business Day following the expiry of the Special Conversion Period (the “Third Issue Date”).

Convertible Bondholders exercising their Conversion Rights thereafter will (subject to the aforementioned restrictions) receive Iberdrola Shares held as treasury stock by Iberdrola as soon as reasonably practicable after conversion.

(c)    Eligibility to exercise Conversion Rights and receive Iberdrola Shares

The Iberdrola Shares to be issued to Convertible Bondholders upon exercise of Conversion Rights have not been, and will not be, registered under the US Securities Act, or under the securities laws of any state, district or other jurisdiction of the United States. Accordingly, the Iberdrola Shares issuable upon exercise of Conversion Rights are not being, and will not be, offered or sold in the United States except in reliance on an exemption from the registration requirements of the US Securities Act. Convertible Bondholders will therefore be required to make certain representations in the Conversion Notice pursuant to the Paying, Transfer, Conversion and Exchange Agency Agreement in order to be able to exercise Conversion Rights.

The Iberdrola Shares issuable upon exercise of Conversion Rights may not be reoffered or sold without registration under the US Securities Act except pursuant to an exemption therefrom. In addition, such Iberdrola Shares issuable upon exercise of Conversion Rights may not for so long as and in the event that they are “restricted securities” within the meaning of Rule 144(a)(3) of the US Securities Act be deposited into any unrestricted depositary facility, including the Iberdrola ADR Facility.

(d)    Interest and dividends

The next interest payment on the Convertible Bonds is due to be made on 10 July 2007. This payment will be made on all Convertible Bonds not converted into ScottishPower Shares on or before that date. No part of the interest payable for the period from 10 January 2007 to the date of voluntary conversion will be paid on Convertible Bonds converted on or before 9 July 2007.

A final dividend for the year 2006 is expected to be distributed to Iberdrola Shareholders in July 2007. Although the record date (which is currently expected to be, subject to shareholder approval, 29 June 2007) for this dividend has not yet been fixed, Convertible Bondholders who exercise their Conversion Rights and are registered holders of New Iberdrola Shares by the record date will be eligible to receive this dividend on the Iberdrola Shares they receive.

(e)    Redemption

If Convertible Bondholders holding more than 85 per cent. of the principal amount of the Convertible Bonds exercise their Conversion Rights, the ScottishPower Board proposes to procure that Scottish Power Finance (Jersey) Limited takes advantage of its right to redeem the remaining ScottishPower Convertible Bonds at their principal amount (together with interest accrued to the relevant redemption date) by giving not less than 30 but not more than 90 days’ notice in accordance with the conditions of the Convertible Bonds. In the event that Scottish Power Finance (Jersey) Limited exercises its rights to redeem the remaining ScottishPower Convertible Bonds, Convertible Bondholders may exercise their Conversion Rights until the seventh calendar day prior to the date fixed for the redemption of the Convertible Bonds (“Redemption Date”).

Under the proposed changes to the ScottishPower Articles outlined in paragraph 4(E) of the ScottishPower EGM Resolution, ScottishPower Shares issued upon conversion shall be issued on economic terms that they shall (on the Effective Date or, if later, on issue) be immediately transferred to Iberdrola or its nominee(s) in consideration (subject as hereinafter provided) of and conditional on the payment by Iberdrola to the holder of such ScottishPower Shares of 400 pence in cash and the issue of 0.1646 of an Iberdrola Share for each such ScottishPower Share (or in the event that Iberdrola undertakes any subdivision, alteration or consolidation of its share capital, such number of shares as adjusted to reflect such subdivision, alteration or consolidation) rounded down to the nearest whole number of an Iberdrola Share (or such other proportion of cash and Iberdrola Shares, the economic effect of which is equivalent to the payment of 400 pence in cash and the issue of 0.1646 of an Iberdrola Share) save that Iberdrola may in its sole discretion elect to allot or sell such Iberdrola Shares to a third party and remit the proceeds (net of expenses) to the holder of such ScottishPower Shares in lieu of 0.1646 of an Iberdrola Share for each such ScottishPower Share. No assurance can be given as to the price that will be received for such new Iberdrola Shares and Iberdrola ADSs sold as described in this paragraph.

Subject to compliance with the applicable Spanish law requirements, the Iberdrola Shares to be issued upon conversion by the Convertible Bondholders as set out above shall be issued on the Third Issue Date, unless (i) the Redemption Date occurs prior to the end of the Special Conversion Period, in which case the Iberdrola Shares shall be issued on or before the fourth Business Day after the Redemption Date or (ii) the Redemption Date occurs after the end of the Special Conversion Period, in which case Convertible Bondholders will receive Iberdrola Shares from treasury as soon as practicable thereafter.

(f)    Recommendation and Action to be Taken

The ScottishPower Board unanimously recommends that all holders of Convertible Bonds exercise their Conversion Rights as soon as practicable after the Scheme becomes effective (but not before) in order to receive the Iberdrola Shares to which they are entitled on the Second Issue Date and in any event no later than before the end of the Special Conversion Period. For this purpose, a form of conversion notice will be available from the offices of the Exchange, Transfer, Conversion and Paying Agent, Citigroup Agency and Trust, Citibank, N.A., London Branch, for the Convertible Bonds from time to time. The ScottishPower Board, which has been so advised by Morgan Stanley & Co. Limited, considers this proposal to Convertible Bondholders to be fair and reasonable.

19    Structure of the Offer

(a)    Introduction

The Offer is to be effected by way of a scheme of arrangement of ScottishPower under section 425 of the Act, the provisions of which are set out in full in Part 14 of this document.

The purpose of the Scheme is to provide for Iberdrola to become the owner of the whole of the issued ordinary share capital of ScottishPower, which is to be achieved by the reorganisation of the share capital of ScottishPower (as set out in paragraph 19(c) below) and the subsequent cancellation of the shares resulting from such reorganisation. ScottishPower Shareholders on the Register of Members at the Reorganisation Record Time will then receive New Iberdrola Shares, cash and/or Loan Notes on the basis set out in paragraph 2 of this Part 4 and ScottishPower ADS Holders on the register of ScottishPower ADS Holders maintained by the ScottishPower Depositary at the Reorganisation Record Time will receive Iberdrola ADSs and cash on the basis set out in paragraph 2 of this Part 4.

(b)    The Meetings

The Scheme involves an application by ScottishPower to the Court to sanction the Scheme. Before the Court’s approval can be sought, the Scheme will require approval at the Court Meeting and the passing of a special resolution at the ScottishPower EGM.

Notices of the Court Meeting and the ScottishPower EGM are set out in Parts 16 and 17 of this document, respectively. All ScottishPower Shareholders (excluding members of the Iberdrola Group) whose names appear on the Register of Members at 6.00 p.m. (London time) on 28 March 2007 or, if either of the Meetings is adjourned, on the Register of Members at 6.00 p.m. on the second day before the day set for such adjourned Meeting, shall be entitled to attend and vote at the relevant Meeting in respect of the number of ScottishPower Shares registered in their name at the relevant time.

Each registered ScottishPower ADS Holder may choose either to attend the Meetings and vote in person on the Scheme or else to appoint the nominee of the ScottishPower Depositary or another person as their proxy to vote on the Scheme. If a ScottishPower ADS Holder appoints the nominee of the ScottishPower Depositary as proxy, the nominee will vote in accordance with their instructions.

ScottishPower ADS Holders who hold their ScottishPower ADSs indirectly must rely on the procedures of the bank, broker, financial institution, share plan administrator or other nominee through which they hold their ScottishPower ADSs if they wish to vote on the Scheme. Indirect ScottishPower ADS Holders who wish to attend and vote at the Meetings may alternatively present their ScottishPower ADSs to the ScottishPower Depositary for cancellation and receive (upon compliance with the terms of the ScottishPower Deposit Agreement, including payment of the ScottishPower Depositary’s fees and any applicable taxes and governmental charges) delivery of their ScottishPower Shares so as to become registered holders of ScottishPower Shares prior to the Voting Record Time.

It is important that for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of opinion of the ScottishPower Shareholders and ScottishPower ADS Holders. You are therefore strongly urged to sign and return both your Forms of Proxy (in the case of ScottishPower Shareholders) or ADS Voting Instruction Card (in the case of registered ScottishPower ADS Holders) or to take advantage of the voting procedures of the bank, broker, financial institution, share plan administrator or other nominee through which you hold your ScottishPower ADSs (in the case of indirect ScottishPower ADS Holders) as soon as possible.

Whether or not you vote in favour of the Scheme at the Court Meeting and/or the ScottishPower EGM if the Scheme becomes effective, your ScottishPower Shares and ScottishPower ADSs will be cancelled, and, unless you have made an election under the Mix and Match Facility and/or the Loan Note

Alternative, you will receive, in economic terms, 400 pence in cash and 0.1646 of a New Iberdrola Share for each ScottishPower Share that you hold (or 1,600 pence and 0.6584 of an Iberdrola ADS for each ScottishPower ADS that you hold) immediately prior to the Reorganisation Record Time (save that fractions of New Iberdrola Shares or Iberdrola ADSs will not be allotted, but will be aggregated and sold in the market after the Effective Date and the net proceeds of such sale will be paid in cash to ScottishPower Shareholders and ScottishPower ADS Holders entitled thereto in accordance with their fractional entitlements.) No assurance can be given as to the price that will be received for fractional New Iberdrola Shares and Iberdrola ADSs sold. Prior to the Effective Date, ScottishPower will declare the Special Dividend of 12 pence for every ScottishPower Share (which will amount to 48 pence per ScottishPower ADS) payable to ScottishPower Shareholders on the Register of Members and ScottishPower ADS Holders on the register of ScottishPower ADS Holders maintained by the ScottishPower Depositary at the Special Dividend Record Time.

If you are a ScottishPower Shareholder, you are encouraged to complete and return the white Form of Election (or make an Electronic Election, if you hold your ScottishPower Shares in uncertificated form) if you wish to elect to vary the proportions in which you will receive cash and/or New Iberdrola Shares in respect of your ScottishPower Shares under the Scheme if the Scheme becomes effective or wish to elect for the Loan Note Alternative. If you are a registered ScottishPower ADS Holder, you must complete and return the ADS Letter of Transmittal and Election Form, along with any ScottishPower ADSs you hold in certificated form, and if you wish to elect to vary the proportions in which you will receive cash and/or Iberdrola ADSs in respect of your ScottishPower ADSs under the Scheme if the Scheme becomes effective, your ADS Letter of Transmittal and Election Form must be received by 3.00 p.m. (New York time) on 4 April 2007. If you hold your ScottishPower ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution, share plan administrator or other nominee through which you hold your ScottishPower ADSs if you wish to vary the proportions in which you receive cash and/or Iberdrola ADSs.

The Court Meeting

The Court Meeting, which has been convened for 11.00 a.m. (London time) on 30 March 2007, is being held at the direction of the Court to seek the approval of ScottishPower Shareholders and ScottishPower ADS Holders for the Scheme. At the Court Meeting, voting will be by way of poll and each member present and able to vote, either in person or by proxy, will be entitled to one vote for each ScottishPower Share held. The approval required at the Court Meeting (or any adjournment thereof) is a majority in number representing three-fourths in value of the holders of ScottishPower Shares present and voting, either in person or by proxy. In other words, the Scheme will only be approved at the Court Meeting if (a) a majority in number of the ScottishPower Shareholders present and voting at the Court Meeting (in person or by proxy) vote in favour and (b) such majority holds 75 per cent. or more in value of the ScottishPower Shares present and voting at the Court Meeting (in person or by proxy).

In determining (a), all ScottishPower Shareholders count equally, regardless of how many shares they hold. Therefore, as the ScottishPower Depositary is the registered holder of all ScottishPower Shares which underlie the ScottishPower ADSs, votes cast in favour of the Scheme by the ScottishPower Depositary (or by any ScottishPower ADS Holder or other person acting as the proxy of the ScottishPower Depositary) will represent one vote in number, and votes cast against the Scheme by the ScottishPower Depositary (or by any ScottishPower ADS Holder or other person acting as the proxy of the ScottishPower Depositary) will represent one vote in number. The number of ScottishPower ADS Holders who vote does not count in determining (a). In determining (b), however, every vote cast by the ScottishPower Depositary (or by any ScottishPower ADS Holder or other person acting as the proxy of the ScottishPower Depositary) in respect of a ScottishPower Share will count in value.

The ScottishPower EGM

In addition to the Court Meeting, the ScottishPower EGM has been convened for 11.10 a.m. (London time) on 30 March 2007, or as soon thereafter as the Court Meeting has concluded or been adjourned, to consider and, if thought fit, pass a special resolution (which requires votes in favour representing at least 75 per cent. of the votes cast) to approve:

(i)	the reorganisation of the Company’s share capital referred to in paragraph 19(c) below;

(ii)	the Capital Reduction and the issue of New ScottishPower Shares to Iberdrola provided for in the Scheme; and

(iii)	amendments to the ScottishPower Articles in accordance with the Scheme and in the manner described in paragraph 19(h) below.

Voting by ScottishPower Shareholders

The green Form of Proxy for use at the Court Meeting should be lodged with Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6AZ as soon as possible and, in any event, so as to be received by no later than 11.00 a.m. (London time) on 28 March 2007. The purple Form of Proxy for use at the ScottishPower EGM should be lodged with Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6AX as soon as possible and, in any event, so as to be received by no later than 11.10 a.m. (London time) on 28 March 2007. If the green Form of Proxy for use at the Court Meeting is not returned by the above time, it may be handed to representatives of Lloyds TSB Registrars on behalf of the chairman of the Court Meeting (or, if the Court Meeting is adjourned, at the adjourned Court Meeting) before the taking of the poll. However, in the case of the ScottishPower EGM, unless the purple Form of Proxy is lodged by the above time, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the ScottishPower EGM, or at any adjournment thereof, if you so wish and are so entitled.

CREST members who wish to appoint a proxy or proxies through the CREST Electronic Proxy Appointment Service may do so for the Meetings and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

ScottishPower Shareholders who hold their ScottishPower Shares in certificated or uncertificated form may also register proxy appointments and instructions electronically by logging on to the website of Lloyds TSB Registrars, www.sharevote.co.uk, where details of the procedure are set out, provided that they do so before 11.00 a.m. on 28 March 2007 or, if the Court Meeting is adjourned, 48 hours before the time set for the adjourned Court Meeting.

Voting by ScottishPower ADS Holders

If you are a registered holder of ScottishPower ADSs, please complete and sign the enclosed ADS Voting Instruction Card in accordance with the instructions printed thereon and return it in the white postage-paid envelope provided (for use in the US only) to JPMorgan Chase Bank, N.A., at the appropriate address set forth on the ADS Voting Instruction Card as soon as possible and, in any event, so as to be received no later than 3.00 p.m. (New York time) on 26 March 2007. You may indicate on the ADS Voting Instruction Card whether you wish to attend and vote at the Meetings yourself or whether you wish to appoint the nominee of the ScottishPower Depositary or another person as your proxy. If you wish to attend and vote at the Meetings yourself, you are requested to indicate this on the ADS Voting Instruction Card (you will be required to present a valid passport or other government-issued photo identification in order to be admitted to the Meetings). If you appoint the nominee of the ScottishPower Depositary as your proxy, the nominee will vote in accordance with your instructions. If you appoint a person other than the nominee of the ScottishPower Depositary, you should instruct your proxy how you wish your ScottishPower ADSs to be voted.

In lieu of completing and returning the ADS Voting Instruction Card, you may cast your vote by telephone, by calling +1-866-540-5760, or electronically by logging on to www.proxyvoting.com/spi, where details of the procedure to be followed are set out. Please refer to the ADS Voting Instruction Card for further information.

If you hold your ScottishPower ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution, share plan administrator or other nominee through which you hold your ScottishPower ADSs if you wish to vote on the Scheme. Indirect ScottishPower ADS Holders who wish to attend and vote at the Meetings may alternatively present their ScottishPower ADSs to the ScottishPower Depositary for cancellation and receive (upon compliance with the terms of the ScottishPower Deposit Agreement, including payment of the ScottishPower Depositary’s fees and any applicable taxes and governmental charges) delivery of their ScottishPower Shares so as to become registered holders of ScottishPower Shares prior to the Voting Record Time.

Members of the Iberdrola Group will not be entitled to attend and vote at meetings in respect of any ScottishPower Shares held by them. As at the date of this document, no member of the Iberdrola Group holds any ScottishPower Shares.

(c)    Share Capital Reorganisation

In order to allow the most favourable treatment of the Capital Reduction for UK tax purposes, the Scheme will include a reorganisation of the share capital of ScottishPower whereby the Scheme Shares will, in accordance with the terms of the Scheme, be subdivided and reclassified into A1 Shares, A2 Shares and A3 Shares. The share capital reorganisation will take effect at the Reorganisation Record Time, at which point the A1 Shares will carry the right to receive the cash consideration, the A2 Shares will carry the right to receive New Iberdrola Shares and the A3 Shares will carry the right to receive Loan Notes upon the Scheme becoming effective in each case. To the extent that Scheme Shareholders validly elect for Loan Notes under the Loan Note Alternative, the number of A1 Shares to which they would otherwise be entitled will be reduced and they will instead become entitled to an equivalent number of A3 Shares. Once the Capital Reduction that forms part of the Scheme becomes effective, the A1 Shares, A2 Shares and A3 Shares will be cancelled and Scheme Shareholders will be paid cash, issued with New Iberdrola Shares and issued with Loan Notes in proportion to their holdings of A1 Shares, A2 Shares and A3 Shares, respectively.

No temporary documents of title will be issued to Scheme Shareholders in respect of the A1 Shares, A2 Shares or A3 Shares. If for any reason the Capital Reduction comprised in the Scheme does not become effective within five Business Days of the Reorganisation Record Time, or such later date as Iberdrola and ScottishPower may agree and the Court may allow, the share capital reorganisation described above will be reversed and Scheme Shareholders will hold such number of Scheme Shares as they held immediately prior to the Reorganisation Record Time.

The terms of the reorganisation of the share capital of ScottishPower are set out in paragraph 1 of the Scheme contained in Part 14 of this document and the special resolution set out in Part 17 of this document.

(d)    Subscription Agreement

Conditional on the Scheme becoming effective, the ScottishPower Board will appoint a person to execute the Subscription Agreement for the New Iberdrola Shares on behalf of the holders of the A2 Shares immediately and the person so authorised by the ScottishPower Board will execute the Subscription Agreement after the Scheme becomes effective. The Subscription Agreement, which will be in English and governed by Spanish law but subject to the jurisdiction of the English courts, will be in the form set out in Appendix A to this Part 4 (subject to any modifications agreed between the parties thereto before the Sanction Court Hearing) and will provide that: (i) Euroclear Nominees will subscribe for the New Iberdrola Shares on behalf of the holders of the A2 Shares; and (ii) the holders of the A2 Shares, Euroclear Nominees and Iberdrola agree that the cancellation of the A2 Shares, on terms that the reserve arising on the cancellation of such shares is applied in paying up the New ScottishPower Shares to be issued to Iberdrola, will satisfy the consideration for the New Iberdrola Shares. The Subscription Agreement will also provide that Iberdrola will issue New Iberdrola Shares as soon as legally and practically possible after signing the Subscription Agreement.

(e)    Conditions to the Offer

The Conditions to the Offer are set out in full in Part 5 of this document. In summary, the implementation of the Scheme is conditional upon:

(i)	approval of the Scheme by a majority in number representing three-fourths in value of the holders of ScottishPower Shares who are present and voting, either in person or by proxy, at the Court Meeting (or any adjournment thereof);

(ii)	the special resolution to approve and implement the Scheme and related matters being duly passed by the requisite majority at the ScottishPower EGM (or any adjournment thereof);

(iii)	the passing at the Iberdrola Shareholders’ Meeting (or any adjournment of such meeting) of such resolutions as may be necessary to implement the Offer (including resolutions to increase the share capital of Iberdrola);

(iv)	the negotiation and filing with the CNMV of the applicable documentation in relation to the issue of the New Iberdrola Shares;

(v)	the sanction of the Scheme and confirmation of the Capital Reduction by the Court and the delivery of certified copies of the Court Orders and a certified copy of the minute of such Capital Reduction in relation thereto for registration to the Registrar of Companies and in relation to the Capital Reduction, the registration of the minute of the Capital Reduction by the Registrar of Companies;

(vi)	receipt of the regulatory approvals; and

(vii)	the other Conditions (set out in paragraph 2 of Part 5 of this document), which are not otherwise summarised above, being satisfied or waived.

(f)    Sanction of the Scheme by the Court

Under the Act, the Scheme also requires the sanction of the Court. The Sanction Court Hearing and the Reduction Court Hearing are expected to be held on 19 April 2007 and 23 April 2007, respectively. The time between the two Court Hearings is required in order to permit ScottishPower Shares released, transferred or issued under the terms of the ScottishPower Share Schemes to be registered prior to the Capital Reduction being confirmed by the Court and for the share capital reorganisation described in paragraph (c) above to take place.

Iberdrola has confirmed that it will be represented by counsel at the Court Hearings so as to consent to the Scheme and to undertake to the Court to be bound thereby.

The Scheme will become effective in accordance with its terms on delivery of certified copies of the Court Orders and the minute of the Capital Reduction attached thereto for registration to the Registrar of Companies and, in relation to the Capital Reduction the registration by the Registrar of Companies of the minute of the Capital Reduction.

If the Scheme becomes effective, it will be binding on all ScottishPower Shareholders and ScottishPower ADS Holders irrespective of whether or not, being entitled to do so, they attended or voted in favour of the Scheme at the Court Meeting or in favour of the special resolution at the ScottishPower EGM. If the Scheme does not become effective by 31 July 2007 (or such later date (if any) as ScottishPower and Iberdrola may agree and the Court may allow), the Scheme will not become effective, the Capital Reduction will not occur and the Offer will not proceed and will lapse.

(g)    Objections

Any ScottishPower Shareholder, ScottishPower ADS Holder or other person who considers that he or she has an interest in the Scheme (each an “Interested Party”) and who is concerned that the Scheme may adversely affect them is entitled to be heard by the Court, as explained below.

If an Interested Party wishes to raise concerns in relation to the Scheme with the Court or appear at the Sanction Court Hearing, he or she should seek independent legal advice and lodge written answers to the petition with the Court at Parliament House, Parliament Square, Edinburgh EH1 1RQ within 14 days of the publication of the advertisement of the petition (which is currently expected to be 3 April 2007) and pay the required fee. Written answers are a formal court document which must comply with the rules of the Court and are normally prepared by Scottish counsel or a Scottish solicitor.

The Court may consider written objections which are not in the form of written answers and/or allow an Interested Party who has not lodged written answers to appear at the Sanction Court Hearing, but each Interested Party should note that the decision to do so is entirely at the discretion of the Court, and that the Court may require an Interested Party to lodge written answers in order to raise objections to the Scheme and/or appear at the Sanction Court Hearing.

(h)    Articles of Association

The resolution to be proposed at the ScottishPower EGM will contain provisions to amend the ScottishPower Articles to ensure that any ScottishPower Shares issued between the adoption of the ScottishPower EGM Resolution and on or before the Reorganisation Record Time will be subject to the Scheme and that any ScottishPower Shares issued after the Reorganisation Record Time will (subject to the Scheme becoming effective) automatically be acquired by Iberdrola for the consideration, the economic effect of which shall be 400 pence and 0.1646 of a New Iberdrola Share per ScottishPower Share.

The resolution to be proposed at the ScottishPower EGM will also contain provisions pursuant to which ScottishPower will pay 12 pence per ScottishPower Share to each ScottishPower Shareholder for each ScottishPower Share issued after the Effective Date and subsequently transferred to Iberdrola, other than those who receive such ScottishPower Shares following conversion of Convertible Bonds. In the latter case, the conversion ratio, and therefore the number of ScottishPower Shares received on conversion of the Convertible Bonds, will be adjusted to take into account the payment of the Special Dividend.

ScottishPower will not be able to issue any ScottishPower Shares in the period between the Reorganisation Record Time and the Effective Date, as transfers of and dealings in ScottishPower Shares will be suspended and the Register of Members will be closed. If any participants in the ScottishPower Share Schemes choose to exercise options during this period, ScottishPower will issue them with ScottishPower Shares immediately after the Effective Date and such shares will be automatically acquired by Iberdrola in the manner described above.

These provisions will avoid any person being left with ScottishPower Shares after dealings in such shares have ceased on the London Stock Exchange.

(i)    Alternative means of implementing the Offer

Iberdrola has reserved the right to implement the Offer, with the written consent of ScottishPower, by way of a Takeover Offer, in which case additional documents will be despatched to ScottishPower Shareholders. In such event, such a Takeover Offer will (unless otherwise agreed) be implemented on the same terms (subject to appropriate amendments) as those which would apply to the Scheme.

20    Listing, Settlement and Dealings

(a)    Delisting of ScottishPower Shares and ScottishPower ADSs; Deregistration of the ScottishPower Shares and ADSs under the Exchange Act

(i)	The last day for dealings in, and for registration of, transfers of ScottishPower Shares will be 19 April 2007. The last day of dealings in, and for registration of transfers of, ScottishPower ADSs by ScottishPower ADS Holders who make an election under the Mix and Match Facility will be 4 April 2007 (please note that any ScottishPower ADS Holder who does not hold his or her ScottishPower ADSs through the Direct Registration System of DTC will not be allowed to transfer such ScottishPower ADSs after completing and returning the ADS Letter of Transmittal and Election Form, even if prior to 4 April 2007. In the case of any ScottishPower ADS Holder who does not make an election under the Mix and Match Facility, the last day of dealings in, and for registration of transfers of, ScottishPower ADSs will be the earlier of the date on which the ScottishPower ADS Holder returns his or her ADS Letter of Transmittal and Election Form (or, if later, 4 April 2007 in the case of ScottishPower ADS Holders who hold their ScottishPower ADSs through the Direct Registration System of DTC) and 30 days after the termination of the ScottishPower Deposit Agreement. No transfers of ScottishPower Shares will be received after 19 April 2007 and no transfers of ScottishPower ADSs will be received after the date which is 30 days after the termination of the ScottishPower Deposit Agreement. Following 19 April 2007, ScottishPower will be temporarily suspended from the Official List and from trading on the London Stock Exchange’s market for listed securities.

(ii)	Prior to the Scheme becoming effective, applications will be made to the FSA for the listing of the ScottishPower Shares on the Official List to be cancelled and to the London Stock Exchange for such shares to cease to be admitted to trading on its market for listed securities. It is expected that the cancellation of the listing and the cancellation of the admittance to trading will both take place on the Effective Date.

(iii)	Promptly upon the Scheme becoming effective, the ScottishPower ADSs will be delisted.

(iv)	Iberdrola intends to terminate the ScottishPower Deposit Agreement and de-register the ScottishPower Shares and ScottishPower ADSs under the Exchange Act at the earliest practicable date following the Effective Date.

(v)	The admission to listing on the Official List of the ScottishPower B Shares will be unaffected by the Offer and will continue after the Effective Date.

(b)    Listing of New Iberdrola Shares

(i)	An application will be made by Iberdrola for the New Iberdrola Shares to be admitted to trading on the Bolsas de Valores. Admission of the New Iberdrola Shares to trading on the Bolsas de Valores is expected to occur at 5.35 p.m. (Madrid time) on 24 April 2007 and that dealings for normal settlement will commence on 25 April 2007. During the period from the Effective Date until the date on which dealings in the New Iberdrola Shares on the Bolsas de Valores commence, the New Iberdrola Shares will not be listed, nor can they be traded on any stock exchange.

(ii)	Iberdrola does not intend to apply for a listing of the New Iberdrola Shares on the London Stock Exchange or the New York Stock Exchange and does not intend to apply for a listing of the Iberdrola ADSs on any stock exchange.

(c)    Registration of Iberdrola Shares and Iberdrola ADSs under the Exchange Act

In accordance with the successor registration provisions of Rule 12g-3 of the Exchange Act, on the Effective Date, the Iberdrola Shares and Iberdrola ADSs will be deemed to be registered with the SEC under the Exchange Act. Accordingly, Iberdrola will succeed to ScottishPower’s status as a registrant under the Exchange Act and will therefore become subject to the ongoing reporting obligations of the Exchange Act for so long as Iberdrola remains a registrant. Such reporting obligations include the requirement to file with the SEC annual reports on Form 20-F and to submit to the SEC periodic and other reports on Form 6-K. Iberdrola intends to seek to de-register the Iberdrola Shares and Iberdrola ADSs under the Exchange Act at the earliest practicable date following the Effective Date.

(d)    Issue of Iberdrola CDIs representing entitlements to New Iberdrola Shares

(i)	Iberdrola Shares are traded, cleared and settled through Iberclear and, unlike ScottishPower Shares, are not capable of being admitted and settled directly in the usual UK settlement systems. In addition, Iberdrola Shares may only be held in uncertificated form with the ownership rights of shareholders being represented by book entries rather than share certificates. As a result, holding and trading the New Iberdrola Shares directly may therefore involve a number of unfamiliar formalities for certain UK and other investors.

(ii)	In order to facilitate trading of the New Iberdrola Shares in the UK, Iberdrola intends that the New Iberdrola Shares will initially be delivered, held and settled in CREST by means of the CREST International Settlement Links Services, and in particular through CREST’s link with Euroclear and Euroclear’s link with Iberclear through an account with Santander. Iberclear is the Spanish clearance and settlement system, which is in charge of the clearing and settlement of all trades from the Bolsas de Valores. CREST’s link operates via the services of Euroclear, which, in turn, operates via the services of Santander, which acts as a participant in Iberclear. By virtue of these links CREST may issue CREST Depository Interests representing New Iberdrola Shares to investors (as explained in more detail below).

(iii)	Under the CREST International Settlement Links Services, CREST Depository Limited, a subsidiary of CRESTCo, issues dematerialised depositary interests representing entitlements to non-UK securities (in this case the New Iberdrola Shares) known as CREST Depository Interests or CDIs. CDIs may be held, transferred and settled solely within CREST. However, CDI holders, provided they cancel their CDIs, are able to deliver their underlying shares to a participant in the relevant settlement system (e.g. Iberclear). Upon receipt of Iberdrola CDIs, ScottishPower Shareholders will therefore not be the registered holders of the New Iberdrola Shares to which they are entitled as a result of the implementation of the Scheme. The registered holder of such shares will be Euroclear Nominees, who will hold them on trust (as bare trustee under English law) for Euroclear as operator of the Euroclear system, which shall credit that interest for the account of CREST Depository Limited’s nominee, CREST Nominees, in Euroclear, pursuant to which CREST Depository Limited will issue the Iberdrola CDIs. However, ownership of Iberdrola CDIs will represent each ScottishPower Shareholder’s entitlement to such New Iberdrola Shares.

(iv)	Following issue of the Iberdrola CDIs, holders of the Iberdrola CDIs will, at their option, be able to effect the cancellation of their Iberdrola CDIs in CREST in order to hold their underlying New Iberdrola Shares by sending an instruction to CREST to that effect (via the Corporate Nominee in the case of holders of Iberdrola CDIs holding through the Corporate Nominee Facility described in paragraph 20(e) below) and will be entitled to arrange for the transfer of their New Iberdrola Shares (as represented by their holding of Iberdrola CDIs) into a shareholding account with a depositary financial institution which is a participant in Iberclear. Certain transfer fees will be payable by a holder of Iberdrola CDIs (including those holding through the Corporate Nominee Facility (described in paragraph 20(e) below) who makes such a transfer. However, any former Certificated Holder who is issued with Iberdrola CDIs pursuant to the Scheme will not be charged any such transfer fees for the first such transfer, provided such transfer is effected within six weeks of the Effective Date. The terms and conditions upon which CDIs are issued and held in CREST are set out in the CREST Deed Poll and other related documents in the CREST Manual including, in particular, in the CREST International Manual.

(v)	Iberdrola will arrange for the Corporate Nominee to hold Iberdrola CDIs in CREST on behalf of all Certificated Holders. The terms and conditions of these arrangements will be sent to all Certificated Holders together with a letter setting out their entitlement shortly after the Effective Date.

(vi)	A custody fee, as determined by CREST from time to time is charged at user level for the use of Iberdrola CDIs. Iberdrola will procure that this fee will not be charged to Certificated Holders, whose Iberdrola CDIs are held on their behalf through the Corporate Nominee Facility.

(vii)	Normal CREST procedures (including timings) apply in relation to any ScottishPower Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, prior to the Effective Date (whether any such conversion arises as a result of a transfer of ScottishPower Shares or otherwise). ScottishPower Shareholders who are proposing to convert any such ScottishPower Shares are recommended to ensure that such conversions have been completed prior to the Reorganisation Record Time.

(viii)	For the avoidance of doubt, the provisions of this paragraph (d) do not apply to the Iberdrola ADSs. Euroclear Nominees shall, at the direction of the ScottishPower Depositary, direct Santander that the Iberdrola Depositary be registered with Santander as the holder of the number of New Iberdrola Shares to which the ScottishPower Depositary is entitled under the Scheme in order for the Iberdrola Depositary to issue such number of Iberdrola ADSs to which holders of ScottishPower ADSs are entitled. The Iberdrola Depositary will not receive Iberdrola CDIs.

(e)    Settlement

As soon as reasonably practicable after the Effective Date, Iberdrola shall deliver such New Iberdrola Shares, cash and Loan Notes as are required to be delivered to give effect to the Scheme, such consideration to be settled as set out below:

(i)    Settlement of the New Iberdrola Shares

Iberdrola shall instruct Iberclear to credit the New Iberdrola Shares to which the relevant ScottishPower Shareholders are entitled to the securities deposit account of Euroclear Nominees. Iberdrola shall procure that Euroclear Nominees through its link with Santander, as participating entity in Iberclear, shall hold such shares on trust (as bare trustee under English law) for Euroclear and that Euroclear shall in turn credit such New Iberdrola Shares to an account in the name of CREST Nominees. The interest in such New Iberdrola Shares shall be held by CREST Nominees as nominee for CREST Depository Limited. Shortly following the aforementioned steps having been taken, CREST Depository Limited shall:

(a)	in the case of Certificated Holders, issue Iberdrola CDIs to the Corporate Nominee, Lloyds TSB Registrars Corporate Nominee Limited, and the Corporate Nominee shall thereupon deliver a Statement of Ownership detailing the relevant Certificated Holder’s entitlement to Iberdrola CDIs; and

(b)	in the case of Uncertificated Holders, issue Iberdrola CDIs, in CREST, to the Receiving Agent and Iberdrola shall procure that the Receiving Agent shall thereupon deliver, through CREST to the stock account in CREST in which each such Uncertificated Holder held ScottishPower Shares, such Uncertificated Holders’ entitlement to Iberdrola CDIs as soon as reasonably practicable after the Effective Date, and in any event within 14 days of the Effective Date.

(ii)    Settlement of the cash consideration

(a)	Settlement of any cash consideration to which any Certificated Holder is entitled, including any cash to which they become entitled as a result of the sale of their fractional entitlements to New Iberdrola Shares, shall be settled by cheque drawn on a branch of a clearing bank in the United Kingdom and Iberdrola shall deliver or procure delivery to persons entitled thereto in accordance with the provisions of this paragraph 20(e)(ii)(a). Cheques shall be despatched as soon as reasonably practicable after the Effective Date and in any event within 14 days of the Effective Date; and

(b)	Settlement of any cash consideration to which any Uncertificated Holder is entitled, including any cash to which they become entitled as a result of the sale of their fractional entitlements to New Iberdrola Shares, shall be paid by means of CREST by Iberdrola procuring a CREST payment obligation in favour of such Uncertificated Holder’s payment bank in respect of the cash consideration due as soon as reasonably practicable after the Effective Date and in any event within 14 days of the Effective Date, in accordance with the CREST payment arrangements. Iberdrola reserves the right to settle all or any part of the cash consideration in the manner referred to in paragraph 20(e)(ii)(a) above if, for reasons outside its reasonable control, it is not able to effect settlement through CREST in accordance with this paragraph (20)(e)(ii)(b).

(iii)    Settlement of any Loan Note Consideration

Loan Notes will be issued by Iberdrola, credited as fully paid, in amounts and integral multiples of £1 and the balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued and will instead be settled in cash. Loan Note certificates shall be despatched by first class post (or by such other method as may be approved by the Panel) addressed to the person entitled thereto to the address appearing on the Register of Members or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time. Loan Note certificates shall be despatched as soon as reasonably practicable after the Effective Date and in any event within 14 days of the Effective Date.

(iv)    Settlement of ADSs

On the Effective Date, the ScottishPower Shares held by the ScottishPower Depositary in respect of the ScottishPower ADSs will be cancelled and the cash consideration for, and the Iberdrola ADSs to be issued in respect of, such ScottishPower Shares will be delivered to the ScottishPower Depositary, as a ScottishPower Shareholder, within 14 days of the Effective Date. The ScottishPower Depositary will then promptly convert the cash consideration into US Dollars in accordance with the ScottishPower Deposit Agreement and distribute the cash proceeds to each registered holder of ScottishPower ADSs, together with any Iberdrola ADSs to which such holder becomes entitled, upon receipt of the holder’s completed ADS Letter of Transmittal and Election Form along with any ScottishPower ADSs held in certificated form.

Please also refer to paragraph 22 of this Part 4 below and to Part 13 of this document for further information.

(v)    General

All documents and remittances sent by or to holders of ScottishPower Shares or ScottishPower ADSs will be sent at their own risk.

New Iberdrola Shares, including such shares underlying Iberdrola ADSs, to be issued as consideration under the Scheme will be issued credited as fully paid and free from all liens, charges, encumbrances, and, subject to the Iberdrola By-laws, rights of pre-emption and any other third party rights of any nature whatsoever (save that under the CREST Deed Poll, CREST has certain rights of sale and deduction for expenses and liabilities it may incur in relation to acting as depositary in relation to the Iberdrola CDIs) and will rank pari passu in all respects with the existing Iberdrola Shares, including the right to receive all dividends, distributions and other entitlements declared, made or paid by Iberdrola on Iberdrola Shares after the Effective Date. Further details of the rights attaching to the New Iberdrola Shares are set out in Part 8 of this document. Immediately following the Offer becoming effective, but before any dealings take place under the Dealing Facility, former ScottishPower Shareholders and ScottishPower ADS Holders are expected to own approximately 21 per cent. of the issued share capital of Iberdrola.

(f)    Rights Attaching to Iberdrola CDIs

The holders of Iberdrola CDIs will have an entitlement to the New Iberdrola Shares to which they are entitled under the Scheme but will not be the registered holders thereof. Accordingly, the holders of Iberdrola CDIs will only be able to enforce and exercise the rights relating to the New Iberdrola Shares described in Part 8 of this document in accordance with the arrangements described below.

(i)	In order to allow the holders of Iberdrola CDIs to exercise rights relating to the New Iberdrola Shares, Iberdrola will, prior to the Effective Date, enter into arrangements pursuant to which it will procure that, with effect from the Effective Date, all holders of Iberdrola CDIs (including all former Certificated Holders whose Iberdrola CDIs are held through the Corporate Nominee Facility described in paragraph 20(e) above):

(a)	will receive notices, in English, of all general shareholders’ meetings of Iberdrola;

(b)	will be able to give directions as to voting at all general shareholders’ meetings of Iberdrola;

(c)	will have made available to them and will be sent, at their request, copies of the annual report and accounts of Iberdrola and all of the documents issued by Iberdrola to Iberdrola shareholders (in each case, in English); and

(d)	will be treated in the same manner as registered Iberdrola shareholders in respect of all other rights attaching to New Iberdrola Shares,

in each case, insofar as reasonably practicable and possible in accordance with applicable CREST Regulations and CREST Requirements, and applicable law, and subject to the provisions of paragraphs 2(c) to 2(f) of Part 8 of this document.

(ii)	Holders of Iberdrola CDIs (including former Certificated Holders whose Iberdrola CDIs are held through the Corporate Nominee Facility described in paragraph 20(e) above) are not entitled to attend and vote at general shareholders’ meetings of Iberdrola. In order to do so, whether in person or through the appointment of a proxy (who must also be an Iberdrola Shareholder), they must first effect the cancellation of their Iberdrola CDIs for their underlying Iberdrola Shares which must then be held with a depositary financial institution which is a participant in Iberclear at least five days before the relevant general shareholders’ meeting. On so doing, they will, subject to and in accordance with Iberdrola’s By-laws, be able to attend and vote in person at the relevant general shareholders’ meeting of Iberdrola. Details of how such cancellation can be effected are set out in paragraph 20(d)(iv) above. As mentioned in paragraph 20(d)(iv) above, the first transfer will, for former Certificated Holders, be free of transfer fees provided it is effected within six weeks of the Effective Date.

(iii)	Under the Iberdrola By-laws, the chairman of Iberdrola has the right to invite any person to be present at a general shareholders’ meeting of Iberdrola, subject to the right of Iberdrola shareholders to revoke such authorisation. The chairman may, at his discretion, extend such invitation to holders of Iberdrola CDIs (including former Certificated Holders whose Iberdrola CDIs are held through the Corporate Nominee Facility described in paragraph 20(e) above) who wish to be present at a general shareholders’ meeting of Iberdrola without effecting the cancellation of their Iberdrola CDIs for their underlying New Iberdrola Shares. It should be noted that any person present at a general shareholders’ meeting of Iberdrola by invitation of the chairman is not entitled to speak, vote or exercise other shareholder rights in person at such meeting. Such holders of Iberdrola CDIs will, however, be entitled to give directions for voting their underlying New Iberdrola Shares pursuant to the arrangements which Iberdrola has put in place as referred to above.

(iv)	In addition, the arrangements referred to in paragraph 20(f)(i) above will also include provisions dealing with the payment of amounts in respect of dividends (including a provision to the effect that the Corporate Nominee referred to in paragraph 20(e) will, for so long as CREST continues to provide such service, elect to receive any amounts in respect of dividends paid on the New Iberdrola Shares represented by the Iberdrola CDIs held through the Corporate Nominee Facility, in Sterling) and facilitating, so far as practicable and to the extent permitted by applicable law, the participation of Iberdrola CDI holders in capital events in the same manner as Iberdrola shareholders.

Holders of Iberdrola CDIs will not be able to participate in the Dividend Reinvestment Plan (“DRiP”), which Iberdrola offers to its shareholders. Holders of Iberdrola CDIs who wish to participate in the DRiP must first effect the cancellation of their Iberdrola CDIs for their underlying New Iberdrola Shares which must then be held with a depositary financial institution which is a participant in Iberclear. Details of how such cancellation can be effected are set out in paragraph 20(d)(iv) above.

Iberdrola will investigate the possibility of Iberdrola CDI holders whose Iberdrola CDIs are held through the Corporate Nominee Facility described in paragraph 20(e) above participating in the DRiP in respect of future dividends. Further details of the DRiP are set out in paragraph 1(b) of Part 8 of this document.

(v)	Iberdrola will procure that the provider of the Corporate Nominee Facility described in paragraph 20(e) above will send to former Certificated Holders on whose behalf the Corporate Nominee holds Iberdrola CDIs pursuant to the arrangement described in paragraph 20(e) above a statement of their holdings in Iberdrola CDIs on joining the Corporate Nominee Facility and at least once a year afterwards, for so long as such holder retains some Iberdrola CDIs in the account of the Corporate Nominee.

(vi)	All former Certificated Holders will be sent, together with their initial Statement of Ownership detailing the number of Iberdrola CDIs held on their behalf in the Corporate Nominee Facility, a booklet containing the terms and conditions of the Corporate Nominee arrangements which will include a description of the procedure to be followed for cancelling Iberdrola CDIs and effecting the transfer of the underlying New Iberdrola Shares and provisions relating to exclusion of liability on the part of the relevant Corporate Nominee from Iberdrola CDI holders.

(vii)	Former Certificated Holders who wish to hold their New Iberdrola Shares through an intermediary of their own choice which is a participating entity in Iberclear will be able to instruct the Corporate Nominee to transfer the New Iberdrola Shares accordingly. Details of the manner in which instructions may be given to the Corporate Nominee will be sent to ScottishPower Shareholders following the Meetings.

(g)    Transfers of New Iberdrola Shares Underlying Iberdrola CDIs

(i)	A description of the procedure to be followed by a former Certificated Holder who wishes to cancel the Iberdrola CDIs held on his behalf pursuant to the Corporate Nominee Facility described in paragraph 20(e) above and effect the transfer of his underlying New Iberdrola Shares will be set out in the booklet to be sent to all former Certificated Holders together with their initial Statement of Ownership as referred to in paragraph 20(e) above. Former Uncertificated Holders will be able to cancel their Iberdrola CDIs and effect the transfer of their underlying New Iberdrola Shares in accordance with the relevant rules and practices of CREST (subject to any legal restrictions on transfer in any jurisdiction).

(ii)	Any cancellation of Iberdrola CDIs will involve the disposal of the underlying interest in the New Iberdrola Shares. If former ScottishPower Shareholders dispose of their underlying New Iberdrola Shares by way of sale, gift or on death, then Spanish tax requirements, which are described in paragraph 26 of this Part 4, apply. For UK tax residents, these requirements are described in paragraph 26 of this Part 4 of this document. For US tax residents, there are additional requirements which are described in paragraph 26 of this Part 4. Former ScottishPower Shareholders who are in any doubt, and in particular those who are tax resident other than in the UK or US, should take appropriate professional advice.

21    Holding of New Iberdrola Shares

The New Iberdrola Shares to be issued and delivered as consideration under the Offer will be fully paid, will rank pari passu for any dividend declared or paid by Iberdrola by reference to a record date on or after the Effective Date and will otherwise rank pari passu in all respects with Iberdrola Shares in issue at the time the New Iberdrola Shares are delivered under the Offer. The New Iberdrola Shares will be issued free from all liens, charges, equitable interests, encumbrances and other third party rights and interests of any nature whatsoever and, subject to the Iberdrola By-laws, rights of pre-emption and any other third party rights of any nature whatsoever (save that, under the CREST Deed Poll, CREST has certain rights of sale and deduction for expenses and liabilities it may incur in relation to acting as Depository in relation to the Iberdrola CDIs).

Applications will be made for the New Iberdrola Shares to be listed on the Bolsas de Valores, quoted through the Automated Quotation System of the Bolsas de Valores and cleared and settled through Iberclear, the Spanish clearing and settlement system. Iberclear and its member entities maintain a book-entry system on which details of shareholders’ holdings of, and trades in, Iberdrola Shares will be recorded. The New Iberdrola Shares, like all shares in Spanish public companies, will be dematerialised and will not be capable of being represented by share certificates. In the event that the registered holder of a New Iberdrola Share desires a document evidencing his or her title to such share, a Statement of Ownership (certificado de inmovilización) can be requested from the Iberclear member through which the share is held. A statement of ownership of the New Iberdrola Shares will not be issued by the Iberclear member unless one is requested by the Iberdrola shareholder, in which case, according to Spanish law, the securities in respect of which the statement of ownership has been issued will be, and remain, blocked (and, therefore, among other things, cannot be traded) other than in relation to enforcement procedures until such statement of ownership is returned. Such statement of ownership is not a definitive certificate of title.

However, please note that without prejudice to the option of requesting a statement of ownership to the Iberclear member, the registered holder of New Iberdrola Shares will also be entitled to request from the Iberclear member, where the registered holder has deposited the New Iberdrola Shares, an informative excerpt (extracto) detailing, in accordance with the Iberclear member records, the number of New Iberdrola Shares owned by such registered holder. Such informative excerpt is not a definitive certificate of title. It is expected that admission of the New Iberdrola Shares to trading on the Bolsas de Valores will become effective and that dealings for normal settlement will commence on 25 April 2007. During the period from the Effective Date until the date on which dealings in the New Iberdrola Shares on the Bolsas de Valores commence, the New Iberdrola Shares will not be listed, nor can they be traded on any stock exchange.

Further information about the manner of holding and trading New Iberdrola Shares is set out in paragraph 1(f) of Part 8 of this document.

22    ScottishPower ADSs

Each outstanding ScottishPower ADS represents four ScottishPower Shares deposited pursuant to the ScottishPower Deposit Agreement. Each registered ScottishPower ADS Holder as at the ADS Record Time is entitled, under the terms of the ScottishPower Deposit Agreement, to attend and vote at the Meetings or to appoint a proxy to do so. Indirect holders of ScottishPower ADSs should consult the procedures of the bank, broker, financial institution, share plan administrator or other nominee through which they hold their ScottishPower ADSs in order to vote their ScottishPower ADSs. Indirect ScottishPower ADS Holders who wish to attend and vote at the Meetings may alternatively present their ScottishPower ADSs to the ScottishPower Depositary for cancellation and receive (upon compliance with the terms of the ScottishPower Deposit Agreement, including payment of the ScottishPower Depositary’s fees and any applicable taxes and governmental charges) delivery of their ScottishPower Shares so as to become registered holders of ScottishPower Shares prior to the Voting Record Time.

If you are a registered ScottishPower ADS Holder, please complete and sign the enclosed ADS Voting Instruction Card in accordance with the instructions printed thereon and return it in the white postage-paid business reply envelope provided (for use in the US only) to JPMorgan Chase Bank, N.A., at the address set forth on the ADS Voting Instruction Card, as soon as possible and, in any event, so as to be received no later than 3.00 p.m. (New York time) on 26 March 2007. You may indicate on the ADS Voting Instruction Card whether you wish to attend and vote at the Meetings yourself or whether you wish to appoint the nominee of the ScottishPower Depositary or another person as your proxy. If you wish to attend and vote at the Meetings yourself, you are requested to indicate this on the ADS Voting Instruction Card. If you appoint the nominee of the ScottishPower Depositary as your proxy, the nominee will vote in accordance with your instructions on the ADS Voting Instruction Card. If you appoint a person other than the nominee of the ScottishPower Depositary, you should instruct your proxy how you wish your ScottishPower ADSs to be voted.

Please note that if you appoint the nominee of the ScottishPower Depositary as your proxy (but not if you appoint another person as your proxy), you may nonetheless attend the Meetings, in which case the proxy you granted will be revoked, and you will be asked to vote in person. You will also be allowed to attend and vote in person if you have not returned your ADS Voting Instruction Card.

If you wish to attend the Meetings in person, you will be required to present a valid passport or other government-issued photo identification in order to gain admittance.

In lieu of completing and returning the ADS Voting Instruction Card, you may cast your vote by telephone, by calling +1-866-540-5760, or electronically by logging on to www.proxyvoting.com/spi, where details of the procedure are set out. Please refer to the ADS Voting Instruction Card for further information.

In the case of joint registered holders of ScottishPower ADSs, the ScottishPower Depositary has indicated that it will recognise as valid an ADS Voting Instruction Card signed by less than all of the joint holders (but the legal right of individual holders of jointly-held ScottishPower ADSs to appoint and instruct a proxy may depend on applicable US or state laws).

As soon as reasonably practicable after the Effective Date but in any event within 14 days of the Effective Date, and subject to any election made under the Mix and Match Facility, the ScottishPower Depositary will receive the economic equivalent of 1,600 pence and 0.6584 of an Iberdrola ADS for every ScottishPower ADS.

Upon the exchange of their ScottishPower ADSs, after receipt of the above by the ScottishPower Depositary and conversion of the cash portion thereof into US Dollars at the then prevailing exchange rate, each holder of such ScottishPower ADSs will be entitled to receive:

(i)	a cheque in US Dollars from the ScottishPower Depositary for the amount obtained by the ScottishPower Depositary with respect to such ScottishPower ADS Holder’s ScottishPower ADSs upon conversion of the cash consideration received by it pursuant to the Scheme into US Dollars in accordance with the ScottishPower Deposit Agreement (and upon the sale of that ScottishPower ADS Holder’s fractional entitlements to Iberdrola ADSs (if any) as described below); and

(ii)	any Iberdrola ADSs to which they become entitled.

There will be no cancellation or issuance charges in connection with the surrender of any ScottishPower ADS in exchange for Iberdrola ADSs pursuant to the Scheme.

Fractions of Iberdrola ADSs will not be issued, but will be aggregated and sold after the Effective Date. The net proceeds of such sale shall be converted into US Dollars by the ScottishPower Depositary and made available to ScottishPower ADS Holders entitled thereto in accordance with their fractional entitlements. No assurance can be given as to the price that will be received for Iberdrola ADSs sold pursuant to this paragraph.

The Iberdrola Deposit Agreement will set forth the charges and fees that will be payable by Iberdrola ADS Holders to the Iberdrola Depositary. Certain fees, including in connection with the payment of dividends and the administration of the Iberdrola ADR Facility, to which Scottish Power ADS Holders were not previously subject will be charged by the Iberdrola Depositary in respect of the Iberdrola ADSs. See Part 8 of this document for further information with respect to such charges and fees.

No Listing of Iberdrola ADSs

Subject to any election made under the Mix and Match Facility, holders of ScottishPower ADSs will receive Iberdrola ADSs representing the New Iberdrola Shares issued in respect of the underlying ScottishPower Shares upon surrender of the ScottishPower ADSs in accordance with the terms of the ScottishPower Deposit Agreement.

Iberdrola will establish the Iberdrola ADR Facility in connection with the acquisition of Scottish Power upon the Scheme becoming effective. Iberdrola currently intends to maintain the Iberdrola ADR Facility on an ongoing basis.

Since the Iberdrola ADSs representing New Iberdrola Shares will not be listed or traded on any exchange in the United States or elsewhere, the Iberdrola ADSs will only be eligible for trading “over-the-counter”. Thus, ScottishPower ADS Holders are cautioned that the Iberdrola ADSs may be illiquid. The lack of an active and liquid trading market in the Iberdrola ADSs could make it more difficult to trade such Iberdrola ADSs. In the event that Iberdrola terminates the Iberdrola ADR Facility, former holders of Iberdrola ADSs who receive New Iberdrola Shares following such termination of the Iberdrola ADR Facility may face administrative burdens and costs in holding New Iberdrola Shares directly. As a result of the decision not to list the New Iberdrola Shares on the New York Stock Exchange or any other US exchange, US resident holders of the New Iberdrola Shares, including New Iberdrola Shares received as a result of any termination of the Iberdrola ADR Facility, may be required to sell such underlying shares on the Bolsas de Valores, which could be more time consuming and costly for such holders than settling trades in Iberdrola ADSs.

Conversion of Iberdrola ADSs into New Iberdrola Shares

Holders of the Iberdrola ADSs who wish to convert their Iberdrola ADSs into the underlying New Iberdrola Shares will have the option to present their Iberdrola ADSs to the Iberdrola Depositary for cancellation and (upon compliance with the Iberdrola Deposit Agreement, including payment of the fees of the Iberdrola Depositary and any applicable taxes and governmental charges) for delivery of the New Iberdrola Shares represented thereby so as to become registered holders of New Iberdrola Shares.

Further details about the rights attaching to the Iberdrola ADSs are set out in Part 8 of this document.

23    Dealing Facility

Iberdrola is offering a Dealing Facility to enable certain ScottishPower Shareholders who receive New Iberdrola Shares as a result of the Offer to sell their newly acquired shares.

For the six-month period from the Effective Date, Iberdrola is offering certain qualifying ScottishPower Shareholders use of the Ongoing Dealing Facility for free, without incurring any charges (including any dealing charges, settlement charges or foreign exchange commission). The free Dealing Facility will be available to persons who:

(i)	hold 5,000 or fewer ScottishPower Shares immediately prior to the Reorganisation Record Time or, if they are a participant under the ScottishPower Sharesave Scheme, would have held 5,000 or fewer ScottishPower Shares at the Reorganisation Record Time if they had exercised their options before that time, and they subsequently exercise their options within six months of the Court Sanction;

(ii)	have a registered address in and are resident for tax purposes in a member state of the European Economic Area (“EEA”);

(iii)	hold their ScottishPower Shares immediately prior to the Effective Date in certificated form or whose Iberdrola CDIs are held on their behalf by the Corporate Nominee pursuant to the arrangements described in paragraph 20(e) above;

(iv)	are not, and who are not acting on behalf of any person who is, in the United States or a “US person”, as that term is defined in Regulation S under the US Securities Act; and

(v)	are selling all (but not some only) of their New Iberdrola Shares.

SCOTTISHPOWER SHAREHOLDERS WHO HOLD THEIR SCOTTISHPOWER SHARES IN UNCERTIFICATED FORM (BUT WHO ARE OTHERWISE ELIGIBLE TO MAKE USE OF THE DEALING FACILITY) AND WHO WISH TO MAKE USE OF THE DEALING FACILITY (WHETHER IMMEDIATELY AFTER THE EFFECTIVE DATE OR AT SUCH OTHER DATE AS PERMITTED BY THE TERMS OF THE DEALING FACILITY) MUST CONVERT, AT THEIR OWN COST, THEIR HOLDINGS OF SCOTTISHPOWER SHARES INTO CERTIFICATED FORM PRIOR TO THE EFFECTIVE DATE IN ORDER TO PARTICIPATE IN THE DEALING FACILITY.

ScottishPower Shareholders who meet the criteria set out in (ii), (iii) and (iv) above but who are not otherwise eligible to use the Dealing Facility for free (because, for example, they hold more than 5,000 ScottishPower Shares immediately prior to the Reorganisation Record Time) will be required to pay all charges (including any dealing charges, settlement charges and foreign exchange commissions) for use of the Dealing Facility.

ScottishPower ADS Holders will not be entitled to participate in the Dealing Facility with respect to the Iberdrola ADSs received in exchange for their ScottishPower ADSs.

Eligible Holders wishing to make use of the Dealing Facility should note that Iberdrola anticipates announcing its 2007 first quarter results in the last week of April 2007, after the estimated Effective Date.

Participation in the Dealing Facility

ScottishPower Shareholders who are eligible to make use of the Dealing Facility and wish to participate in the Dealing Facility can apply to use the Dealing Facility by completing the grey Upfront Dealing Facility Instruction Form enclosed with the Dealing Facility Documentation Pack, which has been despatched with this document to all eligible ScottishPower Shareholders. The Upfront Dealing Facility Instruction Form should be completed in accordance with the instructions set out on the Form and returned by post or by hand (during normal business hours) to Lloyds TSB Registrars at 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX by 3.00 p.m. (London time) on 19 April 2007 or such later time (if any) to which the right to make the relevant election may be extended. A reply-paid envelope, for use in the UK only, is enclosed for your convenience.

Completed Upfront Dealing Facility Instruction Forms received by Lloyds TSB Registrars after the date referred to above will not be executed.

If you wish to participate in the Dealing Facility after the Effective Date and have not returned an Upfront Dealing Facility Instruction Form on or before 19 April 2007 or such later time (if any) to which the right to make the relevant election may be extended, you must complete an Ongoing Dealing Facility Instruction Form, which will be sent to you together with your Statement of Ownership, as soon as practicable after the Effective Date.

Both Dealing Facility Instruction Forms will be subject to the terms and conditions set out in the Dealing Facility Documentation Pack.

Dealing Facility Instruction Forms returned by facsimile will not be accepted.

No sale instructions can be revised once a Dealing Facility Instruction Form has been received. As soon as reasonably practicable after the instructions to sell have been accepted, subject to and in accordance with the full terms and conditions on which the service will be provided, the relevant New Iberdrola Shares will be sold. No assurance can be given as to the price that will be received for the New Iberdrola Shares sold through the Dealing Facility.

Former ScottishPower Shareholders who sell through the Dealing Facility will be sent the proceeds of such sale in Sterling by cheque through the post. In the case of joint holders, the proceeds will be sent to the first registered holder.

Participation in the Dealing Facility is completely voluntary. If you elect not to participate, you will receive your New Iberdrola Shares in the manner described in paragraph 2 of this Part 4. Subject to any legal restrictions on transfer in any jurisdiction, former ScottishPower Shareholders who do not want, or are not able, to sell their New Iberdrola Shares through the Dealing Facility described in this paragraph 23 may nonetheless sell or transfer their New Iberdrola Shares as described in paragraph 1(f) of Part 8 of this document. Certain Spanish and UK tax consequences of such a disposal are set out in paragraph 26 of this Part 4 of this document.

Conditions

The Dealing Facility cannot be used to buy additional New Iberdrola Shares or to buy or sell other securities or investment products. Persons wanting to sell their New Iberdrola Shares are not obliged to sell them through the Dealing Facility. Persons wanting to use the Dealing Facility may also be required to provide evidence of their identity prior to despatch of proceeds, where required by applicable anti-money laundering laws.

ScottishPower understands from Iberdrola that the provider of the Dealing Facility will not acquire any New Iberdrola Shares pursuant to the facility for its own account.

The availability of the Dealing Facility is subject to the Scheme becoming effective. The availability of the Dealing Facility is not conditional on a minimum number of eligible ScottishPower Shareholders participating in the Dealing Facility, or on any minimum number of New Iberdrola Shares being sold through the Dealing Facility.

Tax Consequences of Participation in the Dealing Facility

If former ScottishPower Shareholders sell their New Iberdrola Shares (including through the Dealing Facility) Spanish tax requirements will apply if a gain is made on the sale of the New Iberdrola Shares. A former ScottishPower Shareholder who sells through the Dealing Facility will therefore be required to file a Spanish tax return with the Spanish tax authorities and, if any former ScottishPower Shareholder wishes to claim an exemption from Spanish tax in relation to any gain on any such disposal pursuant to the treaty for the avoidance of double taxation between the United Kingdom and Spain, the Spanish tax return must be accompanied by a certificate of residency from H.M. Revenue and Customs.

However, in order to facilitate the use of the Dealing Facility, Iberdrola has agreed to arrange for former ScottishPower Shareholders wishing to claim such exemption who sell their New Iberdrola Shares through the Dealing Facility to be provided with assistance for the purposes of complying with applicable tax formalities, as described in the Dealing Facility Documentation Pack. Following discussions with H.M. Revenue and Customs and the Spanish tax authorities, Iberdrola has arranged for certain former ScottishPower Shareholders to benefit from a simplified procedure in relation to complying with the Spanish tax formalities for three months following the Effective Date.

The assistance will only be provided to former ScottishPower Shareholders who are resident in the United Kingdom for the purposes of the treaty for the avoidance of double taxation between the United Kingdom and Spain and entitled to its benefits. Further details of the persons to which this relates are set out in paragraph 26(a)(iii)(b) of this Part 4.

For former ScottishPower Shareholders who are not within this category, Iberdrola has agreed to make available in English (on the Iberdrola website and by post if requested) guidance on how to obtain and complete a Spanish tax return (Form 210), together with a translation of Form 210 into English. However, any former ScottishPower Shareholders who are in any doubt as to their tax position should consult their own professional advisers.

Further Information

For further information regarding the Dealing Facility, please refer to the Dealing Facility Documentation Pack which has been despatched with this document to all ScottishPower Shareholders. The Dealing Facility Documentation Pack includes the full terms and conditions on which this Facility will be provided.

24    Receipt of Iberdrola Dividends in Sterling

Following the Scheme becoming effective, Uncertificated Holders will, for so long as the Iberdrola CDIs delivered to them are held in CREST and CREST continues to provide such service, be able, if they so wish, to have amounts in respect of dividends paid on the New Iberdrola Shares in Euros by Iberdrola converted into and paid to them in Sterling (without foreign exchange commission) by CREST Depository Limited.

As the vast majority of Certificated Holders are resident in the UK, Iberdrola will procure that the provider of the Corporate Nominee Facility will, for so long as CREST continues to provide such service, elect to receive any amounts in respect of dividends paid on New Iberdrola Shares represented by the Iberdrola CDIs held through the Corporate Nominee Facility, in Sterling. Accordingly, following the Offer becoming effective, Certificated Holders on whose behalf a Corporate Nominee holds Iberdrola CDIs pursuant to the arrangement described in paragraph 20(e) of this Part 4 will, for so long as such arrangement remains in place and CREST continues to provide such service, have amounts in respect of dividends paid on New Iberdrola Shares in Euros by Iberdrola converted into and paid to them in Sterling (without foreign exchange commission).

25    Receipt of Iberdrola Dividends in US Dollars

Following the Scheme becoming effective and for such period as the Iberdrola ADR Facility is in place, dividends paid on New Iberdrola Shares underlying Iberdrola ADSs will be converted by the Iberdrola Depositary into US Dollars and, after deduction of any fees and expenses related thereto, paid to holders of Iberdrola ADSs (including former ScottishPower ADS Holders).

26    Taxation

(a)    Spain

(i)    General

The comments set out below summarise the material Spanish tax treatment of Scheme Shareholders under the Scheme. They are based on current Spanish law and practice. They are intended as a general guide and apply only to Scheme Shareholders who are resident in the United Kingdom in accordance with the treaty for the avoidance of double taxation entered into by and between the United Kingdom and Spain (the “UK-Spain Treaty”) and who are entitled to its benefits or to Scheme Shareholders who are resident in the United States in accordance with the treaty for the avoidance of double taxation and the prevention of fiscal evasion entered into by and between the United States and Spain (the “US-Spain Treaty”) and who are entitled to its benefits. This summary is not a complete analysis or listing of all the possible tax consequences of the receipt, ownership and transfer of New Iberdrola Shares, and/or Loan Notes pursuant to the Offer and does not address all tax considerations that may be relevant to all categories of potential investors, some of whom may be subject to special rules. In particular, this tax section does not address the Spanish tax consequences applicable to “look-through” entities (such as trusts or estates).

Accordingly, prospective investors should consult their own tax advisers as to the applicable tax consequences of the receipt, ownership and transfer of New Iberdrola Shares and/or Loan Notes, including the effect of tax laws of any other jurisdiction, based on their particular circumstances.

The term “Holder” means a beneficial owner of shares:

(a)	who is an individual or corporation resident for tax purposes in the United Kingdom in accordance with the UK-Spain Treaty and entitled to its benefits (a “UK Holder”) or alternatively in the United States in accordance with the US-Spain Treaty and entitled to its benefits (a “US Holder”);

(b)	whose ownership of shares is not connected with a permanent establishment in Spain through which such Holder carries on, or has carried on, business or with a fixed base or permanent establishment in Spain from which such Holder performs, or has performed, independent personal services; and

(c)	who is treated as owning less than 10 per cent. (in the case of a UK Holder) or less than 25 per cent. (in the case of a US Holder) of the shares in the Spanish company (please note that, if the investor held a stake of at least 10 per cent./25 per cent. respectively, certain reduced rates or exemptions may be available on dividends distributed to such investor other than those summarised below).

Any Scheme Shareholders who do not fall within the above description or who are in any doubt as to their tax position in respect of the Scheme should consult their own professional advisers immediately.

(ii)    Spanish tax consequences of the Scheme

No Spanish tax will arise to Scheme Shareholders in respect of the receipt by them of the New Iberdrola Shares and/or Loan Notes and/or cash.

No liability to Spanish transfer tax or value added tax will arise to Scheme Shareholders in respect of the issue of New Iberdrola Shares.

(iii)    Dividends on New Iberdrola Shares

As a general rule, according to the Non-Resident Income Tax Law approved by Royal Decree Legislative 5/2004, of 5 March 2004 (“NRIT” and the “NRIT Law”), dividends paid on New Iberdrola Shares to a Holder are subject to NRIT withholding on the gross amount of dividends, currently at a tax rate of 18 per cent. Notwithstanding the above, the following NRIT exemptions or reduced rates may be applicable:

(a)	Dividends distributed by Spanish companies to a Holder who is an individual will be exempt from NRIT up to an annual amount of €1,500 for all of his/her Spanish sourced dividend income. However, please note that Iberdrola will have to deduct withholding taxes on the gross amount of the dividends and that Holders entitled to this exemption will have to seek a refund of such withholding taxes from the Spanish Tax Authorities as described below.

(b)	Holders will be entitled to the benefits of the UK-Spain Treaty or the US-Spain Treaty as applicable. Such Holders may benefit from a reduced tax rate, subject to the satisfaction of any conditions specified in the relevant double tax treaty, including providing evidence of the tax residence of the Holder by means of a certificate of tax residence duly issued by the tax authorities of the country of tax residence of the Holder or, as the case may be, the equivalent document regulated in the order which further develops the applicable double tax treaty stating that the Holder is resident for tax purposes in the relevant jurisdiction within the meaning of the corresponding double tax treaty entered into with Spain (for Spanish tax purposes, such certificate is valid for one year from the date it is issued). The UK-Spain Treaty generally provides for a maximum 15 per cent. NRIT rate on the gross amount of the dividend. The US-Spain Treaty also provides for a maximum 15 per cent. NRIT rate on the gross amount of the dividend.

Please note that withholdings on account of NRIT should be made by Iberdrola at the lower NRIT rate established in the relevant treaty if the tax residence of the relevant Holder is evidenced through a tax residence certificate provided to Iberdrola in a timely manner (or the equivalent document regulated in the order which further develops the applicable double tax treaty).

As regards refund of NRIT withholdings deducted on dividends distributed to Holders who are individuals (exempt up to a total annual amount of €1,500) for all of his/her Spanish sourced dividend income or to Holders entitled to a reduced rate under the relevant treaty (where they have failed to submit a tax residence certificate in a timely manner), please note that under legislation currently in force, the Holder would be required to file (i) the applicable Spanish tax return (currently, Form 210), (ii) a valid certificate of tax residence or equivalent document, and (iii) a certificate from the relevant Spanish companies stating that the amount of NRIT was withheld with respect to such Holder.

(iv)    Disposal of New Iberdrola Shares

Generally, capital gains derived from the transfer, exchange, redemption or sale of New Iberdrola Shares will be regarded as Spanish-sourced capital gains and, thus, are taxable under NRIT at a rate currently of 18 per cent. The capital gain is calculated as the difference between the sale price and the acquisition cost (value of New Iberdrola Shares received at the time of exchange).

Capital gains and losses will be calculated separately for each transaction. It is not possible to offset losses against capital gains.

However, capital gains obtained by a UK Holder derived from the transfer of New Iberdrola Shares will be exempt from NRIT in accordance with the UK-Spain Treaty.

Capital gains obtained by a US Holder derived from the transfer of New Iberdrola Shares are exempt from NRIT on capital gains obtained from such transfer if, according to the US-Spain Treaty, the main assets of Iberdrola are not real estate located in Spain. Notwithstanding this circumstance, capital gains obtained by a US Holder derived from the transfer of Iberdrola Shares may also be exempt from NRIT if the transfer of shares takes place on an official Spanish secondary stock market (such as the Bolsas de Valores) and are not obtained by the US Holder through a permanent establishment in Spain or through a country or territory that is defined as a tax haven by Spanish regulations (e.g. Jersey, Guernsey, the Isle of Man, the Cayman Islands, the Bahamas and Bermuda, among others).

Holders must submit a Spanish tax return (currently, Form 210) within one month from the date on which the relevant capital gain is realised in order to pay NRIT due on the gain. For the purposes of applying any of the aforementioned exemptions, the relevant Holder must provide a certificate of tax residence (for Spanish tax purposes, such certificate is valid for one year from the date it is issued) issued by the tax authorities of his/her country of residence (which, if applicable, must state that the Holder is resident for tax purposes in such country within the meaning of the relevant double tax treaty entered into with Spain) or equivalent document meeting the requirements of the Order which further develops the applicable double tax treaty, together with the Spanish tax return.

Holders who use the Dealing Facility and who are eligible to use the simplified procedure in relation to complying with the Spanish tax formalities are referred to the Dealing Facility Documentation Pack.

(v)    Loan Notes

Income received by the Loan Note Holders on the transfer or redemption of the Loan Notes should be regarded as “interest” for NRIT purposes. As a general rule, interest received by Loan Note Holders will be subject to NRIT withheld at source on the gross amount of interest, currently at a tax rate of 18 per cent. The above notwithstanding, the following NRIT exemptions or reduced rates may be applicable according to the NRIT Law:

(a)

According to article 14.1(c) of the NRIT Law, interest and income upon transfer or redemption of debt instruments obtained by any UK Holder to whom the Loan Notes are allocated, who does not obtain the interest through a permanent establishment in Spain, are exempt from NRIT unless they are obtained through a tax haven or by a permanent establishment in Spain or outside the

EU. Iberdrola will not levy the corresponding NRIT withholding tax if, before any interest is due or paid, whichever comes first, that UK Holder provides a certificate of tax residence issued by the competent UK tax authorities (for Spanish tax purposes, such certificate is valid for one year from the date it is issued).

(b)	US Holders are entitled to the 10 per cent. reduced tax rate provided for in the US-Spain Treaty, subject to the satisfaction of any conditions specified in the relevant treaty, including providing a certificate of tax residence duly issued by the competent US tax authorities evidencing the US Holder as resident for tax purposes in the United States within the meaning of the US-Spain Treaty (for Spanish tax purposes, such a certificate is valid for one year from the date it is issued). Iberdrola will levy the corresponding NRIT at such reduced rate if, before any interest is due, the US Holder provides Iberdrola with a valid certificate of tax residence issued by the competent US tax authorities.

(vi)    Spanish Wealth Tax

Unless an applicable treaty for the avoidance of double taxation provides otherwise, Holders who are individuals and who hold New Iberdrola Shares and/or Loan Notes or rights attached to such New Iberdrola Shares and/or Loan Notes on 31 December of every calendar year will be liable to pay Spanish wealth tax, for such calendar year, at marginal rates varying between 0.2 per cent. and 2.5 per cent. (which will depend on the overall value of the holder’s Spanish assets and rights exercisable in Spain). In the case of New Iberdrola Shares, the Spanish wealth tax will be levied on the average market value of the shares during the last quarter of such year. The Spanish Ministry of Finance will publish each year such average market value of the shares. In the case of Loan Notes, the Spanish wealth tax will be levied on the face value including any redemption or refund premium.

UK Holders will not be subject to the Spanish wealth tax.

Spain has not entered into a treaty for the avoidance of double taxation in relation to wealth tax with the United States, therefore US Holders who are individuals are subject to Spanish wealth tax in the terms described above and will be required by Spanish law to file a tax return (Form D-714) between 1 May and 30 June of each year with respect to the Spanish net wealth they held in the previous year.

(vii)    Spanish Inheritance and Gift Tax

Transfers of New Iberdrola Shares or Loan Notes upon death or by gift to individuals not resident in Spain for tax purposes will be subject to Spanish inheritance and gift tax, depending on the circumstances of the beneficiary. The tax may be levied at rates ranging from 0 per cent. up to 81.6 per cent.

Generally, where the beneficiary is the spouse, child, adopted child, grandchild, parent or grandparent of the deceased, the transfer will be exempt from Spanish inheritance and gift tax, provided that the value of New Iberdrola Shares or Loan Notes, together with any other assets inherited by the beneficiary from the deceased, does not exceed €15,956. This threshold may be increased in case of certain beneficiaries under the age of 21. To the extent that the threshold is exceeded, Spanish inheritance and gift tax will be chargeable at progressive rates ranging from 7.65 per cent. to 40.8 per cent., depending on the total value of Spanish assets transferred to that beneficiary and the other Spanish assets and rights held by the beneficiary.

A transfer of New Iberdrola Shares and/or Loan Notes by way of gift to a beneficiary who is an individual will be subject to Spanish inheritance and gift tax in the same manner as it would be if it were a transfer on death save that there are no applicable thresholds for which transfers do not attract tax for the recipient.

A beneficiary of New Iberdrola Shares and/or Loan Notes transferred on death will be required to report such transfer within six months of the date of death in accordance with the applicable formalities under Spanish law, which will involve the submission of certain documentation to the Spanish tax authorities. A recipient of New Iberdrola Shares or Loan Notes transferred by way of gift will be required to comply with similar formalities under Spanish law within one month of the date of the gift.

Inheritance and gifts granted to Holders which are non-Spanish resident corporations are generally subject to Spanish NRIT as capital gains, without prejudice to the exemptions referred to above under paragraph 26(a)(iv) above.

(viii)    Spanish Transfer Tax and VAT

Subscription, acquisition and transfers of New Iberdrola Shares and Loan Notes are exempt from Transfer Tax and Value Added Tax for holders. Additionally, no stamp duty or commercial registration duties are levied on Holders as a result of such subscription, acquisition and transfers.

(b)    United Kingdom

The paragraphs set out below summarise the UK tax treatment of Scheme Shareholders under the Scheme. They are based on current UK legislation and an understanding of current H.M. Revenue and Customs practice as at the date of this document.

The paragraphs are intended as a general guide and apply to Scheme Shareholders who are resident and, if individuals, ordinarily resident in the UK for tax purposes (save that paragraph 26(b)(v) below also refers to US holders). They relate only to Scheme Shareholders who hold their Scheme Shares directly as an investment (other than under a personal equity plan or an individual savings account) and who are absolute beneficial owners of those Scheme Shares. These paragraphs do not deal with certain types of shareholders, such as persons holding or acquiring shares in the course of trade or by reason of employment, collective investment schemes and insurance companies.

If you are in any doubt as to your taxation position or if you are resident or otherwise subject to taxation in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.

(i)    Tax on capital gains

Liability to UK tax on capital gains will depend on the individual circumstances of Scheme Shareholders and on the form of consideration received.

United Kingdom resident shareholders are informed that an application for clearance under Section 138 of the Taxation of Chargeable Gains Act 1992 has been made and clearance has been obtained.

(a)    Reclassification of Scheme Shares

The subdivision and reclassification of the share capital of ScottishPower, whereby the ScottishPower Shares will be subdivided and reclassified into A1 Shares, A2 Shares and A3 Shares, should be regarded as a reorganisation of ScottishPower’s share capital. Accordingly, Scheme Shareholders should not be treated as having disposed of their Scheme Shares and no liability to UK tax on capital gains should arise in respect of this reclassification. The A1 Shares, A2 Shares and A3 Shares should be treated as acquired for the same amount and at the same time as the Scheme Shares were acquired.

(b)    Receipt of Cash

To the extent that a Scheme Shareholder receives cash under the Scheme, this should, except to the extent referred to in the next paragraph, be treated as a disposal, or part disposal, of his Scheme Shares which may, depending on the Scheme Shareholder’s individual circumstances (including the availability of exemptions or allowable losses), give rise to a liability to UK tax on capital gains.

If a Scheme Shareholder receives cash and/or Loan Notes as well as New Iberdrola Shares and the amount of cash received is small in comparison with the value of his Scheme Shares, the Scheme Shareholder should not be treated as having disposed of the shares in respect of which the cash was received. Instead the cash should be treated as a deduction from the base cost of his Scheme Shares rather than as a part disposal.

Under current H.M. Revenue and Customs practice, any cash payment of £3,000 or less or which is five per cent. or less of the market value of a Scheme Shareholder’s holding of Scheme Shares should generally be treated as small for these purposes.

Any chargeable gain on a part disposal of a holding of Scheme Shares should be computed on the basis of an apportionment of the allowable cost of the holding by reference to the market value of the holding at the time of disposal.

(c)    Receipt of New Iberdrola Shares

To the extent that a Scheme Shareholder receives New Iberdrola Shares in exchange for his Scheme Shares under the Scheme and does not hold (either alone or together with persons connected with him) more than five per cent. of, or of any class of, shares in or debentures of ScottishPower, he should not be treated as having made a disposal of his Scheme Shares. Instead, the New Iberdrola Shares should be treated as the same asset as those Scheme Shares acquired at the same time and for the same consideration as those shares.

Any Scheme Shareholder who holds (either alone or together with persons connected with him) more than five per cent. of, or of any class of, shares in or debentures of ScottishPower is advised that clearance has been obtained from H.M. Revenue and Customs under Section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Offer. As a result, any such shareholder should be treated in the manner described in the preceding paragraph.

(d)    Disposal of New Iberdrola Shares

A subsequent disposal of the New Iberdrola Shares may, depending on individual circumstances (including the availability of exemptions, allowable losses and double tax relief), give rise to a liability to UK tax on capital gains.

Any chargeable gain or allowable loss on a disposal of the New Iberdrola Shares should be calculated taking into account a proportion of the allowable cost to the Holder of acquiring his Scheme Shares based on an apportionment of the allowable cost of his Scheme Shares by reference to the market value of the New Iberdrola Shares and, if relevant, Loan Notes at the time of the exchange between any cash and New Iberdrola Shares and, if relevant, Loan Notes received.

To this should be added, when calculating a chargeable gain but not an allowable loss, indexation allowance on that proportion of the original allowable cost. For corporate Shareholders, this indexation allowance will be calculated by reference to the date of disposal of the New Iberdrola Shares. For individual shareholders, the indexation allowance will be applied until April 1998 with taper relief (if available) applying thereafter until disposal, depending on the number of complete years for which the ScottishPower Shares and/or New Iberdrola Shares have been held.

(e)    Loan Notes

To the extent that a Scheme Shareholder receives Loan Notes in exchange for his Scheme Shares following a valid election under the Loan Note Alternative, he should not be treated as having made a disposal of his Scheme Shares. Instead, the Loan Notes should be treated as the same asset as those Scheme Shares acquired at the same time and for the same consideration as those shares.

Any Scheme Shareholder who holds (either alone or together with persons connected with him) more than five per cent. of, or of any class of, shares in or debentures of ScottishPower is advised that clearance has been obtained from H.M. Revenue and Customs under Section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Loan Note Alternative.

(i)    UK resident non-corporate Scheme Shareholders

Any gain or loss which would otherwise have arisen on a disposal of Scheme Shares by an individual shareholder should be “rolled-over” into the Loan Notes and the Loan Notes should be treated as the same asset as his Scheme Shares acquired at the same time and price as his Scheme Shares.

A subsequent disposal or part disposal of Loan Notes (including redemption) may, depending on individual circumstances, give rise to a liability to UK taxation on chargeable gains. Any chargeable gain or allowable loss on the disposal or part disposal (including redemption) of the Loan Notes should be calculated taking into account the original cost to the holder of acquiring the relevant Scheme Shares, and (when calculating a chargeable gain but not an allowable loss) indexation allowances on that cost up to and including the month of April 1998 and thereafter any available taper relief in respect of the period from 6 April 1998 (or later acquisition date) to the date of disposal.

(ii)    UK tax resident corporate Scheme Shareholders

For a Scheme Shareholder within the charge to UK corporation tax, the Loan Notes will be “qualifying corporate bonds” for the purposes of UK taxation on chargeable gains. Accordingly, the whole of any gain or loss which would have arisen on a disposal of Scheme Shares at market value immediately prior to the exchange of Scheme Shares for Loan Notes will be “held over” and deemed to accrue on a subsequent disposal or part disposal (including redemption) of the Loan Notes. No further indexation allowance will be available to a corporate Scheme Shareholder for the period during which any gain is “held over” in this way.

Any profit, gain or loss accruing to such a corporate Scheme Shareholder in respect of a Loan Note on a disposal (including redemption) thereof (other than the “held over” gain which will be dealt with as referred to above) will not give rise to a chargeable gain or, as the case may be, an allowable loss for the purpose of United Kingdom taxation of chargeable gains, but will be taxed or relieved as income.

(ii)    Tax on income

(a)    Special Dividend

ScottishPower will not be required to withhold tax at source when paying the Special Dividend.

An individual Scheme Shareholder who is resident in the United Kingdom (for tax purposes) and who receives the Special Dividend from ScottishPower will be entitled to a tax credit which such shareholder may set off against his total income tax liability on the dividend. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the “gross dividend”), which is also equal to one-ninth of the cash dividend received. A United Kingdom resident individual Scheme Shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder’s liability to income tax on the dividend. A United Kingdom resident individual Scheme Shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to repayment of the tax credit. In the case of a United Kingdom resident individual Scheme Shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend when treated as the top slice of his income falls above the threshold for higher rate income tax.

United Kingdom resident corporate Scheme Shareholders will generally not be subject to corporation tax on the Special Dividend paid by ScottishPower. Such shareholders will not be able to claim repayment of tax credits attaching to the Special Dividend.

(b)    New Iberdrola Shares

A Scheme Shareholder who becomes a holder of New Iberdrola Shares under the Offer and is resident in the United Kingdom for tax purposes or a Shareholder who is carrying on a trade, profession or vocation in the United Kingdom through a branch or agency or, in the case of a corporate Scheme Shareholder, a permanent establishment in connection with which the shares are held will generally be subject to United Kingdom income tax (at the rate of 10 per cent. in the case of a basic rate or lower rate taxpayer and 32.5 per cent in the case of a higher rate taxpayer) or corporation tax, as the case may be, on the gross amount of any dividends paid by Iberdrola before deduction of any Spanish tax withheld (if any). UK resident Shareholders may be able to apply for a reduced rate of withholding taxes under the applicable double tax treaty (see further above). Spanish withholding tax withheld from the payment of a dividend (if any) and not recoverable from the Spanish tax authorities will generally be available as a credit against the income tax or corporation tax payable by the relevant shareholder in respect of the dividend. Special rules apply to UK resident corporate Scheme Shareholders that alone or together with their associates hold 10 per cent. or more of the voting power or 10 per cent. or more of the ordinary share capital of Iberdrola.

An individual Scheme Shareholder who is resident, but neither domiciled nor ordinarily resident, in the United Kingdom may claim to be charged United Kingdom income tax in respect of dividends paid by Iberdrola only to the extent that amounts representing such dividends are remitted or deemed to be remitted to the United Kingdom.

(c)    Loan Notes

Where the holder of the Loan Notes is an individual, the gross amount of interest paid on the Loan Notes will form part of that holder’s income for the purposes of UK income tax. Accordingly, such holders will generally pay income tax on such interest: at the starting rate (currently 10 per cent.), to the extent that it is treated as falling below the individual’s starting rate limit; at the lower rate (currently 20 per cent.), to the extent that it is treated as falling below the individual’s basic rate limit but above the individual’s starting rate limit; and at the higher rate (currently 40 per cent.), to the extent that it is treated as falling above the individual’s higher rate limit.

Where the holder of the Loan Notes is a company within the charge to corporation tax, the holder will generally be subject to corporation tax in respect of interest on, and any profits and gains arising from, the Loan Notes in accordance with generally accepted accounting practice.

As stated above, interest on Loan Notes held by UK resident Scheme Shareholders without a Spanish permanent establishment may be made without any deduction of Spanish tax (see above under paragraph 26(a)(v) “Taxation—Spain—Loan Notes”). Spanish withholding tax which is withheld from the payment of interest (if any) and not recoverable from the Spanish tax authorities will generally be available as a credit against the income tax or corporation tax payable by the relevant Loan Note holder in respect of that interest.

On a transfer of Loan Notes by an individual, the charge to UK income tax may arise under the “accrued income Scheme” in respect of interest that has accrued since the preceding interest payment date.

(iii)    Other tax matters

Special tax provisions may apply to Scheme Shareholders who have acquired or who acquire their Scheme Shares by exercising options under the ScottishPower Share Schemes, including provisions imposing a charge to income tax.

Where ScottishPower Shares are issued to Convertible Bondholders upon exercise of Conversion Rights before the Reorganisation Record Date, the above tax treatment should apply as it does to other Scheme Shareholders. Where Convertible Bondholders exercise Conversion Rights such that the conversion date falls or is treated as falling after the Effective Date, this treatment should also apply, although any such Convertible Bondholder who holds (either alone or with persons connected with him) more than five per cent. of, or any class of, shares in or debentures of ScottishPower is advised that an application for clearance has not and will not be made to H.M. Revenue & Customs under Section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the transfer of Scheme Shares by such shareholders in return for New Iberdrola Shares.

ScottishPower has been advised that Section 703 of the Income and Corporation Taxes Act 1988 should not apply to the Scheme provided the relevant transactions are carried out by the relevant Scheme Shareholder for bone fide commercial reasons or in the ordinary course of making or managing investments, and that none has as their main object, or one of their main objects, to enable tax advantages to be obtained.

(iv)    Stamp Duty and stamp duty reserve tax (“SDRT”)

No stamp duty or SDRT will generally be payable by Scheme Shareholders as a result of accepting the Offer.

(v)    US Holders

(a)    Tax on capital gains

Scheme Shareholders who are US holders (as defined in paragraph 26(c)(i) below) and who are not resident or ordinarily resident in the UK for the purposes of UK taxation and who do not carry on a trade in the UK through a branch or agency or, in the case of a corporate US holder, a permanent establishment will not be liable to UK taxation on chargeable gains in respect of the reclassification of the share capital of ScottishPower, or the receipt of cash or New Iberdrola Shares under the Scheme, or the subsequent disposal of New Iberdrola Shares.

(b)    Tax on income

Scheme Shareholders who are US holders (as defined in paragraph 26(c)(i) below) will not be subject to any UK withholding tax or deduction of tax at source in respect of the Special Dividend.

(c)    United States

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, ScottishPower Shareholders and ScottishPower ADS Holders are hereby notified that: (a) any discussion of US federal tax issues contained or referred to in this document or any document referred to herein is not intended or written to be used, and cannot be used by ScottishPower Shareholders and ScottishPower ADS Holders for the purpose of avoiding penalties that may be imposed on them under the US Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) ScottishPower Shareholders and ScottishPower ADS Holders should seek advice based on their particular circumstances from an independent tax adviser.

(i)    General

This section describes the material US federal income tax consequences for US holders (as defined below) of the receipt and ownership of cash, New Iberdrola Shares or Iberdrola ADSs, or a combination of cash and New Iberdrola Shares, or a combination of cash and Iberdrola ADSs pursuant to the Offer. This section applies only to US holders that hold ScottishPower Shares or ScottishPower ADSs as capital assets, and prospective US holders of New Iberdrola Shares or Iberdrola ADSs that acquire New Iberdrola Shares or Iberdrola ADSs pursuant to the Offer and that will hold the New Iberdrola Shares or Iberdrola ADSs as capital assets. This section does not apply to special classes of US holders such as dealers in securities or currencies, holders with a functional currency other than the US Dollar, tax-exempt organisations, financial institutions, life insurance companies, holders liable for the alternative minimum tax, securities traders electing to account for their investment in ScottishPower Shares, ScottishPower ADSs, New Iberdrola Shares or Iberdrola ADSs on a mark-to-market basis, persons holding ScottishPower Shares, ScottishPower ADSs, New Iberdrola Shares or Iberdrola ADSs in a hedging transaction or as part of a straddle or conversion transaction, persons holding ScottishPower Shares, ScottishPower ADSs, New Iberdrola Shares or Iberdrola ADSs through a permanent establishment in the United Kingdom or Spain, or as business assets for which a permanent representative has been appointed in the United Kingdom or Spain, persons that acquired or acquire their ScottishPower ADSs, ScottishPower Shares, New Iberdrola Shares or Iberdrola ADSs, as applicable, pursuant to the exercise of any employee share option or otherwise as consideration and any person that acquired ScottishPower Shares upon the exercise of Convertible Bonds, and any persons that own actually or constructively 10 per cent. or more of the outstanding voting shares of ScottishPower or Iberdrola. In addition, this discussion does not address any tax consequences applicable to US holders who hold Iberdrola CDIs.

This section is based on the Internal Revenue Code of 1986, as amended, (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the ScottishPower Depositary and the assumption that each obligation in the ScottishPower Deposit Agreement and any related agreement has been and will be performed in accordance with its terms.

For purposes of this discussion, a “US holder” is a beneficial owner of ScottishPower Shares or ScottishPower ADSs or New Iberdrola Shares or Iberdrola ADSs acquired pursuant to the Offer that is for US federal income tax purposes (i) an individual who is a citizen or resident of the United States of America, (ii) a domestic corporation, (iii) an estate the income of which is subject to regular US federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons has the authority to control all substantial decisions of that trust or the trust has a valid election in effect under applicable regulations to be treated as a US person.

If a partnership holds ScottishPower Shares, ScottishPower ADSs, New Iberdrola Shares or Iberdrola ADSs, the tax treatment of each partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding ScottishPower Shares, ScottishPower ADSs, New Iberdrola Shares or Iberdrola ADSs should consult an independent tax adviser.

US holders should consult an independent tax adviser regarding the US federal, state and local, United Kingdom, Spanish and other tax consequences of exchanging ScottishPower Shares or ScottishPower ADSs and of owning and disposing of New Iberdrola Shares.

In general, and taking into account the earlier assumptions, for US federal income tax purposes, ScottishPower ADS Holders will be treated as the owner of the ScottishPower Shares represented by those ScottishPower ADSs, and Iberdrola ADS Holders should be treated as the owner of the New Iberdrola Shares represented by those Iberdrola ADSs.

(ii)    US Federal Income Tax Consequences of the Proposed Transaction

ScottishPower believes that it is not now, and this discussion assumes that ScottishPower is not now, and has not been at any time, a passive foreign investment company.

If US holders exchange their ScottishPower Shares or ScottishPower ADSs for cash, New Iberdrola Shares or Iberdrola ADSs, or a combination of cash and New Iberdrola Shares, or a combination of cash and Iberdrola ADSs pursuant to the proposed transaction, they will recognise capital gain or loss equal to the difference between:

(a)	the sum of (A) the fair market value (generally determined in US Dollars on the date of exchange) of the New Iberdrola Shares and Iberdrola ADSs received by the US holder and (B) the value (in US Dollars generally determined on the date of the exchange) of US or foreign currency received under the Offer; and

(b)	their tax basis, determined in US Dollars, in their ScottishPower Shares or ScottishPower ADSs, which is generally equal to the cost (in US Dollars) of the acquisition of the ScottishPower Shares or ScottishPower ADSs.

Gain or loss will be long-term capital gain or loss if, at the time of the exchange, the holding period for ScottishPower Shares or ScottishPower ADSs exceeds one year. Currently, long-term capital gain of a non-corporate US holder is generally taxed at a maximum rate of 15 per cent. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as US source income or loss for foreign tax credit limitation purposes.

The tax basis in New Iberdrola Shares and Iberdrola ADSs received pursuant to the Offer will be the fair market value (in US Dollars) of those New Iberdrola Shares and Iberdrola ADSs on the date US holders receive them. The holding period for New Iberdrola Shares and Iberdrola ADSs received pursuant to the proposed transaction will begin on the day after receipt of such shares and ADSs.

(iii)    Loan Notes

The Loan Note Alternative will not be available to Excluded Overseas Persons or ScottishPower ADS Holders. The Loan Note Alternative would result in a taxable exchange of ScottishPower Shares or ScottishPower ADSs for Loan Notes for US federal income tax purposes, and therefore the Loan Note Alternative does not provide to US holders the same tax advantages that the Loan Note Alternative provides to UK taxpayers.

(iv)    Taxation of the Special Dividend

ScottishPower believes that the Special Dividend should be treated as a dividend for US federal income tax purposes because it is to be paid by ScottishPower from its cash on hand and not from debt that would be repaid by Iberdrola. It is possible, however, that the Special Dividend could be considered part of the purchase price and taxed according to the principles discussed above in paragraph 26(c)(ii).

Under the US federal income tax laws, and assuming that ScottishPower is not and has not been a passive foreign investment company (“PFIC”), the gross amount of any dividend that is paid in respect of ScottishPower Shares or ScottishPower ADSs out of ScottishPower’s current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation. Dividends paid to non-corporate US holders in taxable years beginning before 1 January 2011 that constitute qualified dividend income will be taxable at a maximum tax rate of 15 per cent., provided that such non-corporate US holders hold the ScottishPower Shares or ScottishPower ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Provided that ScottishPower is not (and was not in 2006) a PFIC, dividends paid with respect to ScottishPower Shares or ScottishPower ADSs generally will be qualified dividend income.

US holders must include any foreign tax withheld from the dividend payment in determining the amount of dividend income even though they do not in fact receive it. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. If a dividend is not paid in US Dollars, the amount of the dividend distribution that they must include in their income as a US holder will be the US Dollar value of the Sterling payments made, determined at the spot Sterling/US Dollar rate on the date the dividend distribution is includible in their income, regardless of whether the payment is in fact converted into US Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date they include the dividend payment in income to the date they convert the payment into US Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of their basis in the ScottishPower Shares or ScottishPower ADSs and thereafter as capital gain.

Dividends will be income from sources outside the United States, and will, depending on a US holder’s individual circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable.

(v)    Consequences of Holding New Iberdrola Shares

The Iberdrola Depositary Agreement and ancillary arrangements between Iberdrola and its depositary for the Iberdrola ADR Facility have not yet been signed. We assume that these will reflect standard market practice and in particular will not allow pre-cancellation or pre-release of ADSs in a manner that would adversely affect the US federal tax conclusions expressed below. In general, and taking into account this assumption, for US federal income tax purposes, Iberdrola ADS Holders will be treated as the owner of the Iberdrola Shares represented by those Iberdrola ADSs. If this assumption turns out to be incorrect, holders of Iberdrola ADSs may not be treated as described and should consult their own tax adviser regarding the possible US federal income tax treatment of their Iberdrola ADSs.

Dividends Received on New Iberdrola Shares or Iberdrola ADSs

Under the US federal income tax laws, and subject to the PFIC rules discussed below, the gross amount of any dividend that is paid in respect of New Iberdrola Shares or Iberdrola ADSs out of Iberdrola’s current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation. Dividends paid to non-corporate US holders in taxable years beginning before 1 January 2011 that constitute qualified dividend income will be taxable at a maximum tax rate of 15 per cent. provided that such non-corporate US holders hold the New Iberdrola Shares or Iberdrola ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Provided that Iberdrola is not (and was not in 2006) a PFIC, as discussed below, and the holding period requirements discussed above are met and assuming that Iberdrola continues to be eligible for the benefits of the US-Spain treaty, dividends paid to a US holder with respect to New Iberdrola Shares or Iberdrola ADSs generally will be qualified dividend income.

US holders must include any foreign tax withheld from the dividend payment in determining the amount of dividend income even though they do not actually receive it. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. If a dividend is not paid in US Dollars, the amount of the dividend distribution that non-corporate US holders must include in their income as a US holder will be the US Dollar value of the Euro payments made, determined at the spot Euro/US Dollar rate on the date the dividend distribution is includible in their income, regardless of whether the payment is in fact converted into US Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date non-corporate US holders include the dividend payment in income to the date they convert the payment into US Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of their basis in the New Iberdrola Shares or Iberdrola ADSs and thereafter as capital gain.

Subject to certain limitations, any Spanish tax withheld and paid over to the Kingdom of Spain will be creditable against a US holder’s US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15 per cent. tax rate. To the extent that a refund of the tax withheld is available under Spanish law or the US-Spain treaty (please see paragraph 26(a)(iii)(b)), the amount of tax withheld that is refundable will not be eligible for credit against such US holder’s US federal income tax liability.

Dividends will be income from sources outside the United States, and will, depending on a US holder’s individual circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable.

Ownership and Disposal of New Iberdrola Shares or Iberdrola ADSs

Subject to the PFIC rules discussed below, if US holders sell or otherwise dispose of their New Iberdrola Shares or Iberdrola ADSs, they will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US Dollar value of the amount that they realise and their tax basis, determined in US Dollars, in their New Iberdrola Shares or Iberdrola ADSs. The initial tax basis is determined as described above under paragraph 26(c)(ii). Capital gain of a non-corporate US holder that is recognised before 1 January 2011 is generally taxed at a maximum rate of 15 per cent. where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

US holders who are subject to Spanish capital gains tax, Spanish wealth tax or Spanish gift or inheritance tax (as described in paragraphs 26(a)(iv), 26(a)(vi) and 26(a)(vii) above) should consult their tax advisers as to the availability of and limitations upon any foreign tax credit with respect to such taxes.

(vi)    PFIC Rules

Iberdrola believes that neither New Iberdrola Shares nor Iberdrola ADSs should be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

If Iberdrola were to be treated as a PFIC, gain realised on the sale or other disposition of New Iberdrola Shares or Iberdrola ADSs would in general not be treated as capital gain. Instead unless the New Iberdrola Shares or Iberdrola ADSs were eligible for the mark-to-market election under the PFIC provisions of the Code and US holders make such an election, they would be treated as if they had realised such gain and certain “excess distributions” rateably over their holding period for the New Iberdrola Shares or Iberdrola ADSs. Such amount allocated to the current year and any year prior to the first year in which Iberdrola was a PFIC would be treated as ordinary income, and such amount allocated to the other years in the holding period would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a US holder’s New Iberdrola Shares or Iberdrola ADSs will be treated as stock in a PFIC if Iberdrola were a PFIC at any time during such US holder’s holding period in its New Iberdrola Shares or Iberdrola ADSs. Dividends that US holders receive from Iberdrola will not be eligible for the special tax rates applicable to qualified dividend income if Iberdrola is treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Backup Withholding and Information Reporting

For non-corporate US holders, information reporting requirements on Internal Revenue Service Form 1099 will generally apply to (i) the receipt of New Iberdrola Shares or Iberdrola ADSs and any cash in exchange for ScottishPower Shares or ScottishPower ADSs effected at a US office of a broker, (ii) dividend payments or other taxable distributions made in respect of ScottishPower Shares, ScottishPower ADSs, New Iberdrola Shares or Iberdrola ADSs within the United States, and (iii) the payment of proceeds from the sale of New Iberdrola Shares or Iberdrola ADSs effected at a US office of a broker.

Additionally, backup withholding may apply to such payments if a non-corporate US holder (i) fails to provide an accurate taxpayer identification number, (ii) is notified by the US Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its federal income tax returns, or (iii) in certain circumstances, fails to comply with applicable certification requirements.

An exchange of ScottishPower Shares or ScottishPower ADSs for cash, New Iberdrola Shares or Iberdrola ADSs, or a sale of New Iberdrola Shares or Iberdrola ADSs, that is effected at a foreign office of a broker will be subject to information reporting if the broker is (i) a US person, (ii) a controlled foreign corporation for US tax purposes, (iii) a foreign person 50 per cent. or more of whose gross income is effectively connected with the conduct of a US trade or business for a specified three-year period, or (iv) a foreign partnership, if at any time during its tax year (A) one or more of its partners are “US persons”, as defined in US Treasury regulations, who in the aggregate hold more than 50 per cent. of the income or capital interest in the partnership, or (B) such foreign partnership is engaged in the conduct of a US trade or business, unless the US holder establishes an exemption. Backup withholding will apply if the exchange or sale is subject to information reporting and the US holder fails to establish an exemption from such backup withholding.

A US holder may generally obtain a refund of any amounts withheld under the backup withholding rules that exceed its income tax liability by filing a refund claim with the US Internal Revenue Service.

27    Overseas Shareholders

(a)    General

The availability of the Scheme and the Offer (including the right to make an election under the Mix and Match Facility and the Loan Note Alternative) to Overseas Shareholders may be affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of all Overseas Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

In the event that the law or regulation of a country or territory or its internal states or other governmental subdivisions outside the United Kingdom may preclude the allotment or issue to any person of Iberdrola Shares or Iberdrola ADSs or may preclude the same except after compliance by ScottishPower or Iberdrola (as the case may be) with any governmental or other consent or any registration, filing or other formality with which ScottishPower or Iberdrola (as the case may be) is unable to comply or which Iberdrola regards as onerous, then Iberdrola may in its sole discretion elect to allot or sell such Iberdrola Shares to a third party and remit the proceeds (net of expenses) to such person.

(b)    US Securities Laws

The New Iberdrola Shares and Iberdrola ADSs to be distributed by ScottishPower pursuant to the Scheme will be distributed pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act, including the exemption provided by Section 3(a)(10) thereof, and have not been and will not be registered under the Securities Act or the securities laws of any state of the United States.

For the purpose of establishing the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof, ScottishPower will advise the Court that its sanctioning of the Scheme will be relied upon by Iberdrola for such purpose as an approval of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to ScottishPower Shareholders, at which hearing all such ScottishPower Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which adequate notification has been given to all such holders.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States.

Please see paragraph 5 of this Part 4 of this document for further detailed information in respect of the Loan Note Alternative.

28    Helplines

If you are a ScottishPower Shareholder and have any questions relating to this document or the completion and return of the Forms of Proxy, Form of Election or the Dealing Facility Instruction Forms, please call Lloyds TSB Registrars, from 8.30 a.m. to 5.30 p.m. (London time) Monday to Friday, on Freefone 0800 023 2559 or, if calling from outside the United Kingdom, on +44 1903 276326.

If you are a ScottishPower ADS Holder and have questions relating to ScottishPower ADSs, the ADS Voting Instruction Card or the ADS Letter of Transmittal and Election Form, please call Georgeson Shareholder Communications on +1 212 440 9800 (if you hold ScottishPower ADSs in your capacity as a custodian or nominee) between 9.00 a.m. and 5.00 p.m. (New York time) Monday to Friday or on +1 800 657 4988 (for all other ScottishPower ADS Holders, including retail ScottishPower ADS Holders) between 9.00 a.m. and 11.00 p.m. (New York time) Monday to Friday. The second number is toll free if called within the United States.

The helplines cannot provide advice on the merits of the Scheme or the Offer or give any financial or tax advice. Please note that calls to these numbers may be monitored or recorded.

29    Action to be Taken

Your attention is drawn to paragraph 7 of the letter from the chairman of ScottishPower set out in Part 1 and Part 3 of this document, which explains the action you should take in relation to the Scheme.

30    Further Information

The terms of the Scheme are set out in full in Part 14 of this document. Your attention is also drawn to the further information contained in this document and, in particular, to Part 5, Part 6, Part 7 and Part 10 of this document, which form part of this Explanatory Statement.

Yours faithfully

for and on behalf of

Morgan Stanley & Co. Limited

APPENDIX A TO PART 4

SUBSCRIPTION AGREEMENT

FORM OF SHARE SUBSCRIPTION AGREEMENT

In [•], on [•] 2007

THE PARTIES

I.	On the one side, Iberdrola, S.A., incorporated under the laws of the Kingdom of Spain, with registered office in Bilbao (Spain), calle Gardoqui 8, and with tax identification number (CIF) A-48.010.615 (“Iberdrola”).

Iberdrola is duly represented by [Mr./Ms.] [•], in [his/her] capacity as [•].

II.	On the other side, the ScottishPower Shareholders (as defined in Clause 1 below).

The ScottishPower Shareholders are duly represented by [Mr./Ms.] [•], appointed pursuant to and upon the Scheme (as defined in Clause 1) becoming effective in accordance with Paragraph 7 of the Scheme.

III.	On the third side, EC Nominees Limited (“EC Nominees”), a member of the Euroclear Group incorporated in England and Wales with registered number 2020401 and having its registered office at 2 Lambs Passage, London EC1Y 8BB.

EC Nominees is duly represented by [Mr./Ms.] [•], [duly empowered in [his/her] condition of [•] of EC Nominees].

WHEREAS

I.	Iberdrola and ScottishPower (as defined in Clause 1 below) have reached an agreement on the terms of a recommended acquisition by Iberdrola of ScottishPower, which is to be implemented by way of the Scheme (as defined in Clause 1 below).

II.	In a general shareholders’ meeting held on 29 March 2007, Iberdrola has approved the issuance of the New Iberdrola Shares (as defined in Clause 1 below), which are to be issued and allotted to EC Nominees on behalf of the ScottishPower Shareholders through the procedure established herein. The issuance of the New Iberdrola Shares has been verified by the Spanish Comisión Nacional del Mercado de Valores and has received all applicable regulatory approvals and clearances.

III.	In accordance with paragraph 7 of the Scheme, [Mr./Ms.] [•] has been appointed to execute this Subscription Agreement (governed by Spanish law) for the New Iberdrola Shares (as defined in Clause 1 below) on behalf of the ScottishPower Shareholders.

IV.	The Scheme has been fully implemented on the date hereof.

Now, therefore, Iberdrola, the ScottishPower Shareholders and EC Nominees enter into this Subscription Agreement, which shall be governed by the following:

CLAUSES

1.	Definitions

“A2 Shares” means A2 ordinary shares of  42/2,907 pence each in the capital of ScottishPower and having the rights set out in the special resolution creating such shares;

“Act” means the Companies Act 1985 of the United Kingdom, as amended;

“Court” means the Court of Session in Edinburgh, Scotland;

“CREST” means the relevant system to facilitate the transfer of title to shares in uncertificated form (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations);

“CRESTCo” means CRESTCo Limited;

“CREST Regulations” means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) (as amended from time to time);

“Effective Date” means the date on which Parts 1 and 2 of the Scheme both become effective in accordance with paragraph 15 of the Scheme;

“Euroclear” means Euroclear Bank S.A./N.V., as operator of the Euroclear system;

“holder” means, in respect of A2 Shares, a registered holder thereof together with any person(s) entitled to deal therewith, including any executor, personal representative, trustee in sequestration, trustee in bankruptcy, guardian of a registered holder under the age of legal capacity, or judicial factor;

“Iberclear” means the Spanish Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U.;

“Iberdrola ADS” means an American depositary share comprising one underlying New Iberdrola Share, and “Iberdrola ADSs” shall be construed accordingly;

“Iberdrola CDI” means a CREST depository interest representing an entitlement to a New Iberdrola Share;

“Iberdrola Depositary” means JPMorgan Chase Bank N.A.;

“New Iberdrola Shares” means the ordinary shares (acciones ordinarias) of €3 each in the capital of Iberdrola to be issued to ScottishPower Shareholders under the terms of the Scheme;

“New ScottishPower Shares” means the ordinary shares of  42/2,907 pence each in the capital of ScottishPower to be created in accordance with the Scheme and having the rights set out in the special resolution creating such shares;

“Reorganisation Record Time” means the reorganisation record time as defined in the scheme document dated 26 February 2007 sent to ScottishPower Shareholders;

“Scheme” means the scheme of arrangement under section 425 of the Act between ScottishPower and the ScottishPower Shareholders subject to any modification, addition or condition agreed by Iberdrola and ScottishPower and which is approved or imposed by the Court and agreed to by ScottishPower and Iberdrola;

“ScottishPower” means Scottish Power plc, incorporated in Scotland with registered number SC193794 and having its registered office at 1 Atlantic Quay, Robertson Street, Glasgow G2 8SP, Scotland;

“ScottishPower ADS” means an American depositary share comprising four underlying ScottishPower Shares and “ScottishPower ADSs” shall be construed accordingly;

“ScottishPower Deposit Agreement” means the amended and restated deposit agreement between ScottishPower and Morgan Guarantee Trust Company of New York, as depositary, and the holders from time to time of the American depositary shares thereunder, including the form of American depositary shares as filed on Form F-6 with the SEC on 24 April 2001;

“ScottishPower Depositary” means JPMorgan Chase Bank N.A. or any successor thereto under the ScottishPower Deposit Agreement;

“ScottishPower Shareholder” means a holder of A2 Shares at the Reorganisation Record Time and “ScottishPower Shareholders” shall be construed accordingly;

“ScottishPower Shares” means the ordinary shares of 42 pence each in the capital of ScottishPower;

“Spanish Corporate Act” means Real Decreto Legislativo 1564/1989, de 22 de diciembre, por el que se aprueba el texto refundido de la ley de sociedades anónimas; and

“Subscription Agreement” means this agreement.

2.	Subscription

EC Nominees hereby subscribes, on behalf of the ScottishPower Shareholders, for 100% of the New Iberdrola Shares and Iberdrola hereby agrees to issue such New Iberdrola Shares.

3.	Consideration

The ScottishPower Shareholders, Iberdrola and EC Nominees agree that the cancellation of the A2 Shares on terms that the reserves arising on cancellation of such shares is fully applied in paying up the New ScottishPower Shares issued to Iberdrola satisfies the consideration for the New Iberdrola Shares, as approved by the general shareholders’ meeting of Iberdrola held on 29 March 2007, in connection with: (i) the report drafted by the Board of Directors of Iberdrola on the capital stock increase with contribution in kind and exclusion of pre-emptive rights, issued pursuant to articles 144, 152, 155.1 and 159 of the Spanish Corporate Act; (ii) the independent expert’s report on the valuation of the ScottishPower Shares, issued pursuant to article 38 of the Spanish Corporate Act; and (iii) the independent auditor’s report on the exclusion of the pre-emptive rights, issued pursuant to article 159 of the Spanish Corporate Act.

4.	Execution of Iberdrola Share Capital Increase

Iberdrola will issue and allocate the New Iberdrola Shares to EC Nominees on behalf of the ScottishPower Shareholders on the date hereof immediately after signing of this Subscription Agreement.

5.	Settlement

In respect of the issuance and allocation to EC Nominees of the New Iberdrola Shares, EC Nominees will be registered with Santander Central Hispano Investment, S.A. (“SCHI”), as participating entity of Iberclear, as the holder of the New Iberdrola Shares. EC Nominees shall (i) direct SCHI that the Iberdrola Depositary be registered with SCHI as the holder of the number of New Iberdrola Shares to which the ScottishPower Depositary is entitled under the Scheme in order for the Iberdrola Depositary to issue such number of Iberdrola ADSs to which holders of ScottishPower ADSs are entitled, and (ii) hold the interest in the remaining New Iberdrola Shares issued to EC Nominees on the date hereof on trust (as bare trustee under English law) for Euroclear, which shall credit that interest for the account of CREST Depository Limited’s nominee, CREST International Nominees (Belgium) Limited, in Euroclear so that the ScottishPower Shareholders receive entitlements in respect of the New Iberdrola Shares through Iberdrola CDIs issued by CREST Depository Limited, which will hold said interest in the New Iberdrola Shares in accordance with the CREST International Manual and as bare trustee for such ScottishPower Shareholders under English law, all in accordance with the arrangements referred to in paragraph 19 of Part 4 of the document sent to ScottishPower Shareholders.

6.	Governing Law

This Subscription Agreement shall be governed by Spanish law.

7.	Jurisdiction

The Scottish Courts shall have exclusive jurisdiction in relation to any dispute arising in respect of this Subscription Agreement.

8.	Notices

Any notice or other communication, whether required or permitted to be given hereunder, shall be given in writing and shall be deemed to have been duly given if delivered by hand against receipt of the addressees, or if transmitted by fax or sent by prepaid registered post addressed to the parties to whom such notice is to be given at the addresses set out for such parties herein (or such other address as such parties may from time to time designate in writing to the other parties hereto in accordance with the provisions of this Clause). Any such notice shall be deemed to have been duly given if delivered at the time of delivery, if transmitted by fax at the time of termination of the transmission and if sent by prepaid registered post as aforesaid 48 hours after the same shall have been posted.

The addresses and contact details where notices shall be served by the parties are the following:

(i)	Iberdrola

[address]

Attn.: Mr./Ms. [•]

Fax no.: [•]

(ii)	The ScottishPower Shareholders

Mr./Ms. [•]

[address]

Fax no.: [•]

(iii)	EC Nominees

Attn: Mr. Ambrose Murphy

1 Boulevard du Roi Albert II

B-1210 Brussels (Belgium)

Fax no. +32 2 224 25 68

9.	Whole Agreement

Subject to the terms of the Scheme and the Scheme Document, this Subscription Agreement contains the whole agreement between the parties hereto relating to the subject matter of this Subscription Agreement and supersedes all previous agreements (if any) between such parties in respect of such matters and each of the parties to this Subscription Agreement acknowledges that in agreeing to enter into this Subscription Agreement it has not relied on any representations or warranties except for those contained in this Subscription Agreement.

10.	Interpretation

Capitalised terms used herein have the respective meanings ascribed thereto in Clause 1 and elsewhere in this Subscription Agreement.

Except as otherwise expressly provided in this Subscription Agreement or as the context otherwise requires, the following rules of interpretation apply to this Agreement: (i) the singular includes the plural and the plural includes the singular; (ii) “or” is used in the inclusive sense (and/or) and the words “include” and “including” shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”; and (iii) headings are for convenience only and shall not affect the construction or interpretation of this Subscription Agreement.

As an expression of their consent, the parties initialise every page and sign at the bottom of the three (3) copies of this Subscription Agreement, at the place and on the date indicated above.

Iberdrola, S.A. By	The ScottishPower Shareholders By
[Mr./Ms.] [•]	[Mr./Ms.] [•]

EC Nominees Limited By	By
[Mr./Ms.] [•]	[Mr./Ms.] [•]

PART 5

CONDITIONS TO THE SCHEME AND THE OFFER

The Offer is conditional upon the Scheme becoming effective by 31 July 2007 or such later date as Iberdrola and ScottishPower may, with the consent of the Panel, agree and (if required) the Court may allow.

1    Conditions of the Scheme

The Scheme is subject to the following conditions:

(a)	the approval by a majority in number representing not less than three-fourths in value of the holders of ScottishPower Shares who are present and voting, whether in person or by proxy, at the Court Meeting(s) (or any adjournment thereof);

(b)	the ScottishPower EGM Resolution being duly passed by the requisite majority at the ScottishPower EGM (or any adjournment thereof);

(c)	the sanction of the Scheme (with or without modification (but subject to such modification being acceptable to Iberdrola and ScottishPower)) and the confirmation of the associated Capital Reduction by the Court, certified copies of the Court Orders and, in respect of the Reduction Court Order, the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies and, in relation to the Capital Reduction, being registered by him;

(d)	the negotiation and filing with the CNMV of the applicable documentation relating to the issue of the New Iberdrola Shares; and

(e)	the passing at the Iberdrola Shareholders’ Meeting (or at any adjournment of such meeting) of such resolution or resolutions as may be necessary or desirable to approve, effect and implement the Offer and the acquisition of ScottishPower Shares pursuant to the Offer (as such resolutions may be set out in the Iberdrola Shareholder Circular, including a resolution or resolutions to increase the share capital of Iberdrola and authorise the creation and allotment of New Iberdrola Shares), the making of any offer, proposal or other arrangement to holders of options under the ScottishPower Share Option Schemes and any necessary increases of the authorised share capital of Iberdrola and allotment and issue of New Iberdrola Shares in relation thereto.

2    Conditions of the Offer

In addition, Iberdrola and ScottishPower have agreed that the Offer will be conditional upon the following matters and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such Conditions have been satisfied or waived prior to the Scheme being sanctioned by the Court in accordance with this paragraph 2:

(a)

(i)	the European Commission indicating that it will not initiate proceedings under Article 6(1)(c) of Council Regulation (EC) No. 139/2004 (the “Regulation”) in relation to the Offer or any matter arising from or relating to the Offer;

(ii)	if the European Commission makes a referral under Article 9 of the Regulation to the competent authorities of the UK it being established, in terms reasonably satisfactory to Iberdrola, that neither the Offer nor any matter arising from or relating to the Offer will be referred to the Competition Commission;

(iii)	if the European Commission makes a referral under Article 9 of the Regulation to the competent authorities in Spain it being established, in terms reasonably satisfactory to

Iberdrola, that neither the Offer nor any matter arising from or relating to the Offer will be referred to the Tribunal de Defensa de la Competencia for a second phase review; and

(iv)	no member state of the European Union taking steps to protect its legitimate interests pursuant to Article 21(4) of the Regulation which could reasonably foreseeably involve the imposition of measures which would be material in the context of the Iberdrola Group;

(b)	the CNE having approved the Offer, to the extent applicable, in terms reasonably satisfactory to Iberdrola;

(c)	all consents, authorisations, orders, permits and approvals of (or registrations, declarations, notices or filings with) (hereinafter referred to as “Filings and Approvals”) any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision thereof (including, without limitation, the US Federal Trade Commission, the US Department of Justice, the US Treasury Department, the US Federal Energy Regulatory Commission and any state public utility commissions) (each a “US Regulatory Authority”) required in connection with the execution, delivery and performance of the Announcement and the consummation of the Offer (including, but not limited to, Filings and Approvals under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Exon-Florio provision of the Defence Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, Sections 203, 204 and 205 of the US Federal Power Act, including implementing regulations, as amended, the Public Utility Holding Act of 2005, including implementing regulations, the Public Utility Regulatory Practices of 1978, including implementing regulations, the Omnibus Trade and Competitiveness Act of 1988 and any applicable state legislation) having been obtained or made and the expiration of all or any applicable waiting periods, including any extensions thereof, no action by the relevant regulatory authority having been reversed, stayed, enjoined, set aside, annulled or suspended, all conditions to the consummation of such transactions prescribed by law, regulation or order having been satisfied and all opportunities for rehearing and/or appeals having been exhausted, except for filings in connection with the Offer and any other documents which shall be filed after the Effective Date and except where failure to have obtained or made any such consent, authorisation, order, permit, approval, filing or registration would not be material in the context of the Wider ScottishPower Group;

(d)	no Regulatory Authority having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, notice, order or decision that would or might be reasonably expected to:

(i)	make the Offer or the acquisition or proposed acquisition of any shares or any securities in, or control or management of, ScottishPower by Iberdrola or any member of the Wider Iberdrola Group void, unenforceable and/or illegal in any jurisdiction or directly or indirectly prohibit, restrain, prevent or otherwise restrict, materially delay or otherwise interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise challenge or interfere with, the Offer or the acquisition of any shares or any securities in, or control or management of, ScottishPower by any member of the Wider Iberdrola Group;

(ii)	require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Iberdrola Group or the Wider ScottishPower Group of all or any part of their respective businesses, assets or properties, ownership of any of their respective assets or properties or any part thereof which is material in the context of the Wider Iberdrola Group;

(iii)

impose any limitation on, or result in any delay in, the ability of any member of the Wider Iberdrola Group to acquire or hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider ScottishPower Group or on the ability of any member of the Wider ScottishPower Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wider ScottishPower Group in a manner which is material in the context of the Wider ScottishPower Group;

(iv)	other than in the implementation of the Offer, require any member of the Wider Iberdrola Group or of the Wider ScottishPower Group to acquire or offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider ScottishPower Group or any member of the Wider Iberdrola Group which is material in the context of the Wider Iberdrola Group;

(v)	impose any material limitation on the ability of any member of the Wider Iberdrola Group or the Wider ScottishPower Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any member of the Wider Iberdrola Group and/or the Wider ScottishPower Group or conduct all or part of their respective businesses which is material in the context of the Wider ScottishPower Group; or

(vi)	otherwise adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Iberdrola Group or of the Wider ScottishPower Group to an extent which would be material in the context of the Wider Iberdrola Group or the Wider ScottishPower Group (as the case may be), and all applicable waiting and other time periods during which any such Regulatory Authority could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction having expired, lapsed or been terminated;

(e)	all necessary filings, applications and/or notifications having been made and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated in each case in respect of the Offer and the acquisition of any shares or other securities in, or control of, ScottishPower by Iberdrola or any member of the Wider Iberdrola Group and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (“authorisations”) necessary in any jurisdiction for or in respect of the Offer and the proposed acquisition of any shares or other securities in, or control or management of, ScottishPower by Iberdrola or any member of the Wider Iberdrola Group being obtained in terms and in a form satisfactory to Iberdrola, acting reasonably, from appropriate Regulatory Authorities or from any persons or bodies with whom any member of the Wider Iberdrola Group or the Wider ScottishPower Group has entered into contractual arrangements and such authorisations together with all authorisations necessary or appropriate for any member of the Wider ScottishPower Group to carry on its business remaining in full force and effect in each case where the absence of such authorisation would have a material adverse effect on the Wider ScottishPower Group and there being no notice or other intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

For the avoidance of doubt, Iberdrola acknowledges that the Offer will not be conditional upon any steps which OFGEM may or may not take prior to the Effective Date, including, but not limited to, any steps which OFGEM may take to seek modifications to any of the licences held by ScottishPower;

(f)

save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before 28 November 2006 or as disclosed in the Annual Report and Accounts or the US Annual Report on Form 20-F of ScottishPower for the financial year ended 31 March 2006 or in ScottishPower’s financial statements for the six months ended 30 September 2006 announced on 14 November 2006 or included herein, there being no provision of any agreement, arrangement, licence, permit, franchise or other instrument to which any member of the Wider ScottishPower Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which, in consequence of the Offer or the acquisition or proposed acquisition by any member of the Wider Iberdrola Group of any shares or other securities in the control or management of ScottishPower, would or might result in:

(i)	any monies borrowed by or any other indebtedness (actual or contingent) of, or any grant available to, any such member of the Wider ScottishPower Group becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow monies or incur any indebtedness being or becoming capable of being withdrawn or inhibited;

(ii)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member of the Wider ScottishPower Group or any such security interest (whenever arising or having arisen) becoming enforceable;

(iii)	any assets or interest of any such member of the Wider ScottishPower Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv)	the interest or business of any such member of the Wider ScottishPower Group in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely affected;

(v)	any such member of the Wider ScottishPower Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)	the value of any such member of the Wider ScottishPower Group or its financial or trading position or prospects being prejudiced or adversely affected;

(vii)	any such agreement, arrangement, licence, permit, franchise or other instrument or the rights, liabilities, obligations or interests of any such member being terminated or adversely modified or any onerous obligation arising or any adverse action being taken or arising thereunder; or

(viii)	the creation of any liabilities (actual or contingent) by any such member,

and which in each such case would be material in the context of the Wider ScottishPower Group, and no event having occurred which, under any provision of any agreement, arrangement, licence, permit, franchise or other instrument to which any member of the Wider ScottishPower Group is a party or by or to which any such member or any of its assets may be bound or be subject, is likely to result in any events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (f) and which in each such case would be material in the context of the Wider ScottishPower Group;

(g)	save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before 28 November 2006 or as disclosed in the Annual Report and Accounts or US Annual Report on Form 20-F of ScottishPower for the year ended 31 March 2006 or in ScottishPower’s financial statements for the six months ended 30 September 2006 announced on 14 November 2006, no member of the Wider ScottishPower Group having since 31 March 2006:

(i)	issued or agreed to issue or authorised the issue of additional shares or securities of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities;

(ii)	save in respect of the ScottishPower B Shares, recommended, declared, paid or made any bonus, dividend or other distribution, whether payable in cash or otherwise or proposed to do any of the foregoing (other than a distribution by any wholly-owned subsidiary of ScottishPower) and save for the interim dividend of 11.4p per ScottishPower Share payable by ScottishPower to the ScottishPower Shareholders in respect of the six months ended 30 September 2006 and any final dividend in respect of the financial year ending 30 March 2007 to the extent such dividend is in the ordinary course of business and is consistent with ScottishPower’s publicly announced dividend policy; provided, however, that and notwithstanding any disclosure to ScottishPower prior to the date of the Announcement, ScottishPower shall not be entitled to pay and ScottishPower Shareholders shall not be entitled to receive such final dividend in the event that the Offer becomes effective prior to 11.59 p.m. on 31 May 2007;

(iii)	implemented or authorised any merger or demerger or acquired or disposed of or transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset or authorised, proposed or announced its intention to propose the same in each case which is material in the context of the Wider ScottishPower Group;

(iv)	entered into, implemented or authorised any reconstruction, amalgamation, scheme or other transaction or arrangement other than transactions between wholly-owned members of the ScottishPower Group;

(v)	save in respect of the ScottishPower B Shares and the ScottishPower Deferred Shares, purchased, redeemed or repaid any of its own shares or other securities or reduced or made or authorised any other change in its share capital;

(vi)	made, proposed, authorised or announced its intention to make, propose or authorise any change in its loan capital or issued or authorised the issue of any debentures or incurred or increased any material indebtedness or become subject to any material contingent liability;

(vii)	entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of business or which is of a long-term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wider ScottishPower Group;

(viii)	entered into any contract, commitment or arrangement which would be restrictive on the business of any member of the Wider ScottishPower Group which is material in the context of the Wider ScottishPower Group;

(ix)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or having entered into or taken steps to enter into a moratorium, composition, compromise or arrangement with its creditors in respect of its debts or ceased or threatened to cease carrying on all or a substantial part of its business;

(x)	taken any corporate action or (to an extent which is material in the context of the Wider ScottishPower Group) had any step, application, filing in court, notice or legal proceedings started or served or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, liquidator, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any of its assets and revenues;

(xi)	waived, compromised or settled any claim to an extent which is material in the context of the Wider ScottishPower Group;

(xii)	entered into or varied or made an offer (which remains open for acceptance) to vary the terms of any contract, commitment or arrangement with any director or senior executive of ScottishPower or changed or entered into any commitment to change the terms of any ScottishPower Share Option Schemes;

(xiii)	made or consented to any change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to, any change to the trustees in each case as would be material in the context of the pension schemes operated by the ScottishPower Group; or

(xiv)	entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) which is material in the context of the Wider ScottishPower Group with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in this condition;

(h)	since 31 March 2006 save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before 28 November 2006, or as disclosed in the Annual Report and Accounts or US Annual Report on Form 20-F of ScottishPower for the year ended 31 March 2006 or in ScottishPower’s financial statements for the six months ended 30 September 2006 announced on 14 November 2006:

(i)	no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider ScottishPower Group which in any such case is material in the context of the Wider ScottishPower Group;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider ScottishPower Group or to which any member of the Wider ScottishPower Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Regulatory Authority or other investigative body against or in respect of any member of the Wider ScottishPower Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider ScottishPower Group which in any such case is material in the context of the Wider ScottishPower Group;

(iii)	no contingent or other liability having arisen which would or might materially and adversely affect any member of the Wider ScottishPower Group taken as a whole; and

(iv)	no steps having been taken which are likely to result in the withdrawal (without replacement), cancellation or termination of any licence, permit or consent held by any member of the Wider ScottishPower Group which is necessary for the carrying on by the ScottishPower Group of the business and is material in the context of the Wider ScottishPower Group;

(i)	save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before 28 November 2006, or as disclosed in the Annual Report and Accounts or US Annual Report on Form 20-F of ScottishPower for the year ended 31 March 2006 or in ScottishPower’s financial statements for the six months ended 30 September 2006 announced on 14 November 2006, Iberdrola not having discovered:

(i)	that any financial, business or other information concerning the Wider ScottishPower Group publicly disclosed at any time by any member of the Wider ScottishPower Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading;

(ii)	that any member of the Wider ScottishPower Group or any partnership, company or other entity in which any member of the Wider ScottishPower Group has an interest is subject to any liability, contingent or otherwise, which is material in the context of the Wider ScottishPower Group; or

(iii)	any information which affects the import of any information disclosed at any time by or on behalf of the Wider ScottishPower Group and which is material in the context of the Wider ScottishPower Group;

(j)	save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before 28 November 2006, or as disclosed in the Annual Report and Accounts or US Annual Report on Form 20-F of ScottishPower for the year ended 31 March 2006 or in ScottishPower’s financial statements for the six months ended 30 September 2006 announced on 14 November 2006, Iberdrola not having discovered that:

(i)	any past or present member of the Wider ScottishPower Group has failed to comply with any applicable legislation, regulation or common law of any jurisdiction or any notice, order or requirement of any Regulatory Authority with regard to the use, treatment, storage, handling, transport, disposal, discharge, spillage, presence, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental and/or health and safety matters or that there has otherwise been any such use, treatment, storage, handling, transport, disposal, discharge, presence, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place), any of which would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider ScottishPower Group which would be material in the context of the Wider ScottishPower Group; or

(ii)	there is or is likely to be any unplanned obligation or liability (whether actual or contingent) to make good, repair, reinstate, remediate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider ScottishPower Group or any other property or controlled water under any environmental legislation, regulation, common law, notice or circular or order of any Regulatory Authority in any jurisdiction which would be material in the context of the Wider ScottishPower Group.

Iberdrola reserves the right to waive all or any of the Conditions in paragraph 2, in whole or in part.

For the avoidance of doubt, Iberdrola will not invoke the Conditions set out in paragraphs 2(a) to (j) inclusive so as to cause the Offer to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the relevant Condition(s) are of material significance to Iberdrola in the context of the Offer or unless a failure to do so would result in Iberdrola being in breach of any Law.

If Iberdrola is required by the Panel to make an offer or offers for any ScottishPower Shares under Rule 9 of the City Code, Iberdrola may make such alterations to the above Conditions as are necessary to comply with the provisions of that Rule.

The Offer will not proceed if, before the date of the Court Meeting and the ScottishPower EGM, the European Commission initiates proceedings under Article 6(1)(c) of the Regulation in respect of the Offer or any matter arising from or relating to the Offer or, following a referral by the European Commission to a competent authority in the United Kingdom under Article 9(1) of the Regulation, the Offer or any matter arising from or relating to the Offer is referred to the Competition Commission.

Iberdrola reserves the right to elect to effect the Offer by way of a Takeover Offer, subject to the prior written consent of ScottishPower. In such event, such offer will be implemented on and subject to the same terms and conditions (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the ScottishPower Shares to which such offer relates (but capable of waiver in accordance with Rule 10 of the City Code) in substitution for Condition 1), so far as applicable, to those that would apply to the Scheme.

PART 6

FINANCIAL INFORMATION OF SCOTTISHPOWER

Introduction

Section A of this Part 6 of the document sets out financial information relating to ScottishPower for the two years ended 31 March 2006. Section B of this Part 6 of the document sets out the Interim Results of ScottishPower for the six months ended 30 September 2006.

Financial Information on ScottishPower

The financial information set out in Section A of this Part 6 for the two years ended 31 March 2006 and 31 March 2005 has been extracted, without material adjustment, from the 2006 Annual Report & Accounts in which the financial information for the year ended 31 March 2005 was restated to comply with the International Financial Reporting Standards (“IFRS”) following the Group’s transition from reporting under UK GAAP to reporting under IFRS from 1 April 2005. A reconciliation from UK GAAP to IFRS is provided in Note 42 of Section A.

The financial information contained in Section A of this Part 6 does not constitute the Group’s full statutory financial statements within the meaning of section 240 of the Act. The Annual Report & Accounts for ScottishPower for each of the years ended 31 March 2006 and 31 March 2005 have been delivered to the Registrar of Companies pursuant to section 232 of the Act. The reports of PricewaterhouseCoopers LLP, the Company’s auditors for the years ended 31 March 2006 and 31 March 2005, were unqualified and did not contain a statement under section 237 (2) or (3) of the Act.

The information set out in Section B of this Part 6 has been extracted, without material adjustment, from the unaudited Interim Report and Accounts of ScottishPower for the six months ended 30 September 2006, which was published on 14 November 2006.

References in this Part 6 to the “Group” or “group” are to the ScottishPower Group.

SECTION A

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF SCOTTISHPOWER FOR THE

TWO YEARS ENDED 31 MARCH 2006 AND 31 MARCH 2005

Accounting Policies and Definitions

Definitions

Business segment definitions

ScottishPower defines business segments for management reporting purposes based on a combination of factors, principally differences in products and services and the regulatory environment in which the businesses operate.

Business segments have been included under either “continuing operations” or “discontinued operations” as appropriate.

The business segments of the group are defined as follows:

Continuing operations

United Kingdom

Energy Networks (formerly Infrastructure Division): the transmission and distribution businesses within the group’s authorised area of Scotland and the distribution business of Manweb operating in Merseyside and North Wales.

Energy Retail & Wholesale (formerly UK Division): the generation of electricity from the group’s own power stations, the purchase of external supplies of coal and gas for the generation of electricity, the purchase of external supplies of electricity and gas for sale to customers together with related billing and collection activities, gas storage, the sale of gas to industrial and domestic customers, and the sale of electricity to market participants in Scotland and England & Wales, and full participation in the British Electricity Trading and Transmission Arrangements (“BETTA”). BETTA replaced the New Electricity Trading Arrangements (“NETA”) in England & Wales with effect from 1 April 2005.

United States

PPM Energy: the competitive energy development, origination and marketing business serving wholesale customers in North American markets. Electricity products and services are provided from gas generation and renewable wind generation resources located across the US. Natural gas storage and hub services are provided from gas storage facilities located in Texas, New Mexico and Alberta, Canada.

Other

Unallocated: for the purposes of segmental analysis, this comprises corporate office costs and the revenue and costs of the non-regulated businesses, previously included within the PacifiCorp segment, which were not included in the sale of PacifiCorp.

Discontinued operations

United States

PacifiCorp: a vertically-integrated electric utility, disposed of on 21 March 2006, that included the generation, transmission and distribution and sale of electricity to retail, industrial and commercial customers in portions of six western states: Utah, Oregon, Wyoming, Washington, Idaho and California. The operations also included wholesale sales and power purchase transactions with various entities. The state regulatory commissions and Federal Energy Regulatory Commission (“FERC”) regulated the retail and wholesale operations. The subsidiaries of PacifiCorp supported its electric utility operations by providing coal mining facilities and services and environmental remediation.

Revenue cost definitions

Cost of sales: the direct costs of the generation and purchase of electricity and the purchase and transportation of natural gas.

Transmission and distribution costs: the cost of transmitting units of electricity from the power stations through the transmission and distribution networks to customers. It includes the costs of metering, billing and debt collection.

Administrative expenses: the indirect costs of the businesses, the costs of corporate services and property rates.

Other definitions

Company or ScottishPower: Scottish Power plc.

Group: Scottish Power plc and its consolidated subsidiaries.

Associates: entities in which the group holds a long-term interest and over which the group has significant influence.

Jointly controlled entities: entities in which the group holds a long-term interest and shares control with another company external to the group.

Subsidiaries: entities in which the group holds a long-term controlling interest.

Group Accounting Policies

The principal accounting policies applied in preparing the group’s consolidated Accounts are set out below. These are arranged to broadly follow the captions as they appear in the Group Income Statement and Group Balance Sheet. The principal accounting policies comprise the following:

A.	Basis of accounting

B.	Basis of consolidation

C.	Goodwill

D.	Foreign currencies

E.	Revenue

F.	Operating profit

G.	Taxation

H.	Intangible assets (excluding goodwill)

I.	Property, plant and equipment

J.	Cash and cash equivalents

K.	Borrowing costs

L.	Impairment of property, plant and equipment and intangible assets (excluding goodwill)

M.	Mine reclamation and closure costs

N.	Decommissioning costs

O.	Leased assets

P.	Risk and financial instruments

Q.	Financial instruments (policies applied in the comparative figures for the year ended 31 March 2005)

R.	Inventories

S.	Grants and contributions

T.	Pensions and other post-retirement benefits

U.	Share-based payment

V.	Environmental liabilities

W.	Exchange rates

A.    Basis of accounting

The Accounts have been prepared for the first time in accordance with International Accounting Standards (“IAS”), International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as adopted by the EU as required by Regulation (EC) No. 1606/2002 of the European Parliament and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. In previous years, the Accounts were prepared in compliance with UK Generally Accepted Accounting Practice (“UK GAAP”) and the Companies Act 1985. This has resulted in certain changes to previously applied accounting policies. The effect of these changes in accounting policies are explained in the disclosures concerning the transition from UK GAAP to IFRS required by IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ set out in Note 42 to the Accounts.

In preparing these Accounts, the group has applied all relevant IAS, IFRS and Interpretations issued by the IFRIC which have been adopted by the EU as of the date of approval of these Accounts. The differences between IFRS as adopted by the EU and those issued by the IASB are not material to the group.

As permitted by IFRS 1, the standards relating to financial instruments, IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ have been applied with effect from 1 April 2005. Implementation of IAS 39 resulted in an increase in equity attributable to equity holders of Scottish Power plc of £281.4 million. The group has continued to use its previous UK GAAP accounting policies, as amended by IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ for financial instruments, as set out in accounting policy ‘Q. Financial instruments’ below, in preparing the IFRS financial information for the year ended 31 March 2005.

The format of the Group Income Statement has been prepared in accordance with the requirements of IAS 1 and reflects the impact of the adoption of IAS 32 and IAS 39 with effect from 1 April 2005.

Items which are included in operating profit are classified as exceptional where the directors consider that by virtue of their nature, size or incidence it is necessary for them to be displayed as a separate line item or separately within a line item if the financial statements are to be properly understood.

In order to provide readers with a clear, consistent and more useful presentation of the group’s underlying performance, profit/(loss) for the financial year has been analysed between:

(i)	profit before exceptional items and certain remeasurements; and

(ii)	the effect of exceptional items and certain remeasurements.

Included in this latter category are:

•

items which are included in operating profit but classified as exceptional as the directors consider that by virtue of their nature, size or incidence, it is necessary for them to be displayed as a separate line item or separately within a line item if the financial statements are to be properly understood;

•

fair value gains and losses on operating derivatives and financing derivatives including, for 2004/05 only, the impact on results of contracts which were previously fair valued but which are now subject to IAS 39. All of the group’s treasury activities and all but an immaterial proportion of the group’s energy management activities are undertaken with a view to economically hedging the group’s physical and financial exposures. A number of these contracts do not qualify for own use or hedge accounting under IAS 39 and are therefore fair valued through the Group Income Statement. In addition, those contracts which do qualify for cash flow hedge accounting can have an element of hedge ineffectiveness which is recorded in the income statement. The directors consider that this accounting treatment of fair valuing economic hedges and the resulting income statement volatility does not appropriately reflect the business purpose of these contracts. In order to provide a more meaningful presentation, the fair value movements on these contracts have been separated from all other aspects of the impact of IAS 39 which remain within underlying business performance. The fair value movements on such contracts to the extent they relate to operating activities are shown separately in the line item ‘Fair value gains on operating derivatives’ and, to the extent they relate to financing derivatives in the line item ‘Fair value losses on financing derivatives’;

•

the reversal of the depreciation charge for PacifiCorp for the period from 24 May 2005, when it became a discontinued operation, until its date of disposal, as required by IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’; and

•	the taxation effect of the above items.

Further analysis of the items included in the column ‘Exceptional items and certain remeasurements’ is provided in Note 2 to the Accounts.

This income statement format aligns with the group’s calculations of adjusted earnings per share which were previously presented in the group’s quarterly Accounts in 2005/06.

B.    Basis of consolidation

The group Accounts incorporate the Accounts of the company and its subsidiaries to 31 March each year. Subsidiaries are those entities over which the group has the power to govern the financial and operating policies, generally accompanying a shareholding that confers more than half of the voting rights. For commercial reasons certain subsidiaries have a different year end. The consolidation includes the Accounts of these subsidiaries as adjusted for material transactions in the period between the year ends and 31 March. The group Accounts also include the group’s share of results and net assets of associates and jointly controlled entities.

On acquisition, the assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition. The cost of an acquisition is measured at the fair value of any assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. The interest of minority shareholders is initially stated at the minority’s proportion of the fair values of the assets and liabilities recognised. In accordance with the exemption permitted by IFRS 1, business combinations accounted for prior to the group’s date of transition to IFRS on 1 April 2004 have not been restated to comply with IFRS 3 ‘Business Combinations’.

The results of subsidiaries acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The group Accounts include the group’s share of the post-tax results and net assets of associates and jointly controlled entities using the equity method of accounting. Associates are those entities over which the group has significant influence, but not control, generally accompanying a shareholding that confers between 20% to 50% of the voting rights. Jointly controlled entities are those entities over which the group has joint control with one or more external parties and over which there has to be unanimous consent by all parties to the strategic, financial and operating decisions.

On acquisition of all or part of a minority interest in a subsidiary, the assets and liabilities being acquired are measured at book value at the date of acquisition. The excess of the fair value of the purchase consideration over the book value of the assets acquired is recorded as goodwill. The results of the subsidiary relating to the minority interest for the period up until the date of acquisition are included in the income statement as amounts attributable to minority interests.

As a result of the group’s decision to sell PacifiCorp, PacifiCorp has been treated as a disposal group held for sale and a discontinued operation in accordance with IFRS 5. As a consequence of the classification as a discontinued operation, the net profit of PacifiCorp has been shown in a single line ‘Profit/(loss) for the year from discontinued operations’, in the income statement.

The results of discontinued operations include the UK/US interest rate differential benefit, the loss following de-designation of net investment hedges arising from the group’s US dollar hedging programme relating to PacifiCorp’s net assets and the impact of the US dollar earnings hedges relating to the results of PacifiCorp. This programme terminated following completion of the sale of PacifiCorp.

C.    Goodwill

Goodwill represents the excess of the fair value of the purchase consideration over the group’s share of the fair value of the identifiable assets and liabilities of an acquired subsidiary, associate, jointly controlled entity or business at the date of acquisition.

Goodwill is recognised as an asset and reviewed for impairment at least annually and whenever there is an indication of impairment. Goodwill is carried at cost less amortisation charged prior to the group’s transition to IFRS on 1 April 2004 less accumulated impairment losses. Any impairment is recognised in the period in which it is identified.

On disposal of a subsidiary, associate, jointly controlled entity or business, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions after 31 March 1998 but prior to the group’s date of transition to IFRS, 1 April 2004, has been retained as an asset at the previous UK GAAP amounts as at that date. As required by IFRS 1, this goodwill was reviewed for impairment as at the date of transition to IFRS.

Goodwill arising on acquisitions prior to 1 April 1998 was written off against reserves. It has not been reinstated as an asset on transition to IFRS as permitted by IFRS 1 and will not be included in determining any subsequent profit or loss on disposal. Further details of goodwill written off to reserves are set out in Note 33 to the Accounts.

D.    Foreign currencies

Transactions undertaken by each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (functional currency) and foreign currency items are translated into the functional currency at the spot rate at the date of the transaction. The group’s consolidated Accounts are presented in sterling, which is the group’s presentational currency.

The results and cash flows of overseas subsidiaries are translated to sterling at the average rate of exchange for each quarter of the financial year. The net assets of such subsidiaries and the goodwill arising on their acquisition are translated to sterling at the closing rates of exchange ruling at the balance sheet date.

Exchange differences which relate to the translation of overseas operations and foreign currency borrowings and changes in fair value of derivatives to the extent that they are effective net investment hedges are taken directly to the group’s translation reserve and are shown in the statement of recognised income and expense. Upon disposal of the related operation, such translation differences are recognised as income or as expense in the period of disposal.

Cumulative translation differences in respect of the period prior to the group’s date of transition to IFRS, 1 April 2004, have been transferred to the translation reserve, as required by IAS 21. These amounts will be included in the determination of any future gain or loss on disposal of the related operations.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate of exchange.

E.    Revenue

Revenue comprises the contracted sales value of energy, goods and other services supplied to customers during the year and excludes Value Added Tax and intra-group sales. Revenue from the sale of energy is the value of units supplied during the year and includes an estimate of the value of units supplied to customers between the date of their last meter reading and the year end, based on external data supplied by the electricity and gas market settlement processes.

F.    Operating profit

The group’s share of the post-tax results of associates and jointly controlled entities is included within operating profit as the operations are closely related to those of the parent and other subsidiaries.

G.    Taxation

The group’s liability for current tax is calculated using the tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on the difference between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profits (temporary differences), and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realised, on a non-discounted basis, and is charged in the income statement, except where it relates to items charged or credited to equity (via the statement of recognised income and expense), in which case the deferred tax is also dealt with in equity and is shown in the statement of recognised income and expense.

H.    Intangible assets (excluding goodwill)

H1.    Computer software costs

The costs of acquired computer software are capitalised on the basis of the costs incurred to acquire and bring to use the specific software and are amortised on a straight-line basis over their operational lives. Costs directly associated with the development of computer software programmes that will probably generate economic benefits over a period in excess of one year are capitalised and amortised over their estimated operational lives. Costs include employee costs relating to software development and an appropriate proportion of relevant overheads directly attributable to bringing the software into use.

H2.    Hydro relicensing costs

Costs relating to the relicensing of the group’s hydroelectric plants were capitalised and amortised, generally on a straight-line basis, over the period of the licence. This policy applied to PacifiCorp, the group’s former regulated US business.

H3.    Emissions allowances

The group participates in the EU Emissions Trading Scheme. Purchased emissions allowances are initially recognised at cost (purchase price) within intangible assets. Allocated allowances awarded to the group by the government or a similar body are recorded at nominal value (nil value). The group recognises liabilities in respect of its obligations to deliver emissions allowances to the extent that the allowances to be delivered exceed allocated allowances. Any liabilities recognised are measured based on the cost of allowances purchased up to the level of purchased allowances held and thereafter at the market price of allowances at the balance sheet date.

The allowances held within intangible assets may be surrendered at the end of each compliance period reflecting the consumption of economic benefit. As a result, no amortisation is recorded during the period.

The main amortisation periods used by the group are set out below.

Years
Computer software costs	3 – 10
Hydro relicensing costs (in respect of PacifiCorp)	25

I.    Property, plant and equipment

Property, plant and equipment is stated at cost and is generally depreciated on the straight-line method over the estimated operational lives of the assets. Property, plant and equipment includes capitalised employee, interest and other costs that are directly attributable to the construction of fixed assets. Reviews are undertaken annually of the estimated remaining lives and residual values of property, plant and equipment. Residual values are assessed based on prices prevailing at each balance sheet date.

Land is not depreciated except in the case of mines as set out in accounting policy ‘M. Mine reclamation and closure costs’ below. The main depreciation periods used by the group are as set out below.

Years
Coal, oil-fired, gas and other generating stations	22 – 45
Hydro plant and machinery	20 – 100
Other buildings	40
Transmission and distribution plant	20 – 75
Towers, lines and underground cables	40 – 60
Vehicles, miscellaneous equipment and fittings	3 – 40

Repairs and maintenance costs are expensed during the period in which they are incurred.

J.    Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, available-for-sale financial assets, held-to-maturity investments to the extent that they are realisable within 90 days and bank overdrafts that are repayable on demand the next business day.

K.    Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of major qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.

L.    Impairment of property, plant and equipment and intangible assets (excluding goodwill)

At each balance sheet date, the group reviews the carrying amount of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the group estimates the recoverable amount of the cash generating unit to which the asset belongs.

M.    Mine reclamation and closure costs

Provision was made for mine reclamation and closure costs when an obligation arose out of events prior to the balance sheet date. The amount recognised was the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding asset was also created of an amount equal to the provision. This asset, together with the cost of the mine, was subsequently depreciated on a unit of production basis. The unwinding of the discount was included within finance costs. This policy applied to PacifiCorp, the group’s former regulated US business.

N.    Decommissioning costs

Provision is made, on a discounted basis, for the estimated decommissioning costs at the end of the producing lives of the group’s power stations. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within finance costs.

O.    Leased assets

O1.    The group as lessee

Assets leased under finance leases, where substantially all the risks and rewards of ownership are transferred to the group, are capitalised and depreciated over the shorter of the lease periods and the estimated operational lives of the assets. The corresponding liability is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligations so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the group’s accounting policy on ‘K. Borrowing costs’. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

O2.    The group as lessor

Rentals receivable under finance leases are allocated to accounting periods to give a constant periodic rate of return on the net investment in the lease in each period. The amounts due from lessees under finance leases are recorded in the balance sheet as a finance lease receivable at the amount of the net investment in the lease after making provisions for bad and doubtful rentals receivable.

P.    Risk and financial instruments

P1.    Implementation of IAS 32 and IAS 39

The group has adopted IAS 32 and IAS 39 in the financial year ended 31 March 2006. The EU adopted a regulation in November 2004 (as amended in November 2005) endorsing IAS 39 with the exception of certain provisions relating to hedge accounting. The group has applied the EU-adopted standard in preparing these Accounts. Applying the full version of the standard as opposed to the EU-adopted standard would have had no impact on the group’s financial statements. In accordance with the transitional arrangements set out in those standards, the group has not restated the prior year’s comparative figures to show the effect of IAS 32 and IAS 39. For the year ended 31 March 2005, financial instruments were accounted for in accordance with the group’s previous policies for financial instruments under UK GAAP as set out below under the heading ‘Q. Financial instruments (policies applied in the comparative figures relating to the year ended 31 March 2005)’. The effects of the implementation of IAS 32 and IAS 39 on 1 April 2005 are set out in Note 43 to the Accounts.

IAS 39 requires that certain financial assets be measured at fair value in the balance sheet with changes in fair value reported through either the income statement or for available-for-sale financial assets, through reserves. Exceptions apply to assets classified as loans and receivables and held-to-maturity investments, which are measured at amortised cost using the effective interest method.

With respect to financial liabilities, IAS 39 prescribes measurement at amortised cost using the effective interest method.

Derivative instruments are carried at fair value with special rules applying to all financial instruments which form part of a hedging relationship.

Commodity purchases and sales that do not qualify for the own use exemption are also measured at fair value through the income statement, or through reserves where cash flow hedge accounting is achieved.

Embedded derivatives in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. Unrealised gains or losses on remeasurement of embedded derivatives are reported in the income statement as part of ‘fair value gains on operating derivatives’ and ‘fair value losses on financing derivatives’.

IAS 32 prescribes certain disclosures on the use and impact of financial instruments designed to help the users of the Accounts understand the significance of the financial instruments to an entity’s financial position, performance and cash flows, as well as factors that affect amounts, timing and risks associated with future cash flows.

P2.    Risk control environment

The group’s strategy is to conduct business in a manner benefiting customers through balancing cost and risk while delivering shareholder value and protecting the group’s performance and reputation by prudently managing the risks inherent in the business. To maintain this strategic direction the group develops and implements risk management policies and procedures, and promotes a rigid control environment at all levels of the organisation.

The risk policy developed by the Board is supported by a governance structure, which includes the Executive Team (the “ET”), a Business Risk and Investment Committee (the “BRIC”) for each business, Business Risk Assessment Teams and the independent Group Risk Management function.

The structure ensures that the risk management procedures established for each business to identify, assess, monitor, report, manage and mitigate each of the various types of risk involved in its business are adequately designed and implemented and that an effective and efficient system of internal controls is maintained. The businesses adhere to their specific business risk limits and guidelines which are endorsed by the BRIC and approved by the ET. These limits are consistent with the allocation of group risk capital to the businesses. The business limits are allocated based upon the group’s total risk capital, being the capital that would cover acceptable potential losses resulting from market and credit risks. The Board has allocated a certain amount of risk capital, based on a 99% confidence interval over a two-year period. This risk capital amount is calculated as the maximum sustainable loss over a two-year period such that the group’s financial ratios would still warrant an investment grade rating from rating agencies such as Standard & Poor’s or Moody’s.

The risks faced by the group fall into the following categories: market risk (both energy price and energy volumetric risk), operational risk, credit risk, insurance risk, interest rate risk, inflation risk, foreign exchange risk, liquidity risk, derivative risk, administrative risk, legal risk, regulatory risk, political risk, security risk, pension risk and risks relating to the availability of generation, adequate fuel supply and transportation.

The Board’s position on risk and strategy for risk management are contained in the group Energy Management and Risk Management Policy. The Board implements its policies through a rigid risk governance structure, whereby responsibilities are vested with groups, committees and individuals on a global as well as business level. Further details on the group’s risk policy are given in the individual risk sections below.

Generally, the risk management policy and control environment ensures that transactions undertaken and instruments used fall into the types of transactions approved by the Board and are properly validated within the authorised levels of authority. Transactions include instruments such as physically-settled instruments, financially-settled instruments, other contractual obligations, regulatory requirements, and other obligations. The types of instruments which can be used are approved for each business. Subject to the limits requirements discussed above, no transaction is executed unless it is an instrument approved by the BRIC. Further information on the value of derivative instruments utilised by the group is disclosed in Note 25 to these Accounts. Authorised personnel are permitted to engage only in those activities specified in the business operational policies and procedures.

A clear reporting structure has been implemented within the group. It ensures that the portfolios are monitored on a timely basis and sufficient information is made available to management to enable quick response of the business to the dynamic characteristics of its market environment. Those reports include daily position, mark-to-market (“MtM”), Value at Risk (“VaR”) reports as well as periodical fundamentals reports, stress and scenario reports, credit watch, credit exposure, accounting and insurance reports.

The group’s exposure and risk management and control activities in the areas with greater significance to the Accounts are reviewed in greater detail below.

P2.1    Energy Management

The group’s risk policy relating to energy management is designed to ensure that the energy management and risk management (“EMRM”) activities are consistent with the level of risk tolerance acknowledged by the Board and that a risk control and management framework is established and maintained to monitor and measure risks in existing portfolios of assets and contracts, to develop and define appropriate strategies and transactions to manage those risks and to approve and authorise new transactions and energy instruments. The policy is reviewed at least on an annual basis to ensure that its relevance to the current environment is maintained.

Each business of the group that engages in energy management activities establishes a set of operational policies and procedures incorporating the policies and principles set out in the group Energy Management and Risk Management Policy and provides detailed information with respect to the roles and responsibilities of each function involved in EMRM activities. These operational policies and procedures are presented to the BRIC for approval at least annually.

The key risk control activities implemented by each business to address the energy management and risk management objectives of the group are:

(a)	Market risk

The group uses a number of risk measurement procedures and techniques to ensure that risk is kept within pre-approved limits. These include earnings volatility control (daily VaR calculation), MtM stop loss limits, price exposure by tenor limits, stress tests and scenario analysis as well as individual transaction and physical position limits. The latter are defined as a maximum commitment value of an individual transaction, physical size of a transaction, VaR impact of the transaction, tenor, instrument types and other relevant measures. Valuation is undertaken on a daily basis by portfolio and exposure is assessed within a two-year rolling forward horizon. All valuation models are reviewed and approved by Risk Management on an ongoing basis, including changes to assumptions and model inputs. Changes that can have significant impact on the Accounts require additional review and approval by the BRIC, ET or Board, as appropriate.

The group utilises hedging instruments in accordance with the approved risk strategies designed to keep exposure within the risk limits discussed above.

(b)	Operational risk

Operational risk is associated with generation, including management of physical fuel supply for the former US mining operations, transmission and distribution and other key system assets subject to service or supply interruptions. It is measured through the impact of system failures on the fair value of contracts at market prices. This risk is controlled through insurance, maintenance and prudent operations practices.

(c)	Credit risk

Credit risk is the financial exposure generated by the potential default of third parties in fulfilling their obligations. It is mitigated and monitored by setting approved credit risk limits at both the counterparty and portfolio level.

At the counterparty level the group employs specific eligibility criteria in determining appropriate limits for each prospective counterparty and supplements this with netting and collateral agreements including margining, guarantees, letters of credit and cash deposits where appropriate. Counterparty exposures are then monitored on a daily basis.

The group also sets limits at the aggregate level to ensure the overall portfolio credit exposure remains within limit. Limits on counterparty concentration are placed and monitored at both the individual business level and also on the combined portfolio.

(d)	Insurance risk

Where cost effective, the group maintains a wide-ranging insurance programme providing financial protection, predominately against catastrophic risks. The insurance market has continued to show mixed trends in pricing over the past year. For property insurance, there has been a general increase in premiums due to the effects of hurricanes and other natural disasters. Business interruption insurance has generally increased due to increased exposures arising from significantly higher commodity prices. Other classes of insurance have resulted in net reductions in premiums due to competition in the insurance market and a favourable loss history. The group has worked closely with its insurance advisers and insurers to maintain efficiencies and long-term stability in premium costs. The renewal of the group’s main insurance policies for 2006/07 has been completed with commercial insurers delivering a net premium reduction, albeit with the group taking on increased exposures for some classes. These increased exposures are not deemed to be significant.

P2.2    Treasury

The group’s risk policy within treasury and financing is designed to ensure that the group’s exposure to variability of cash flows and asset values due to fluctuations in the market interest and foreign exchange rates and inflation are minimised and managed within levels consistent with the Board’s risk appetite. All treasury transactions are undertaken to manage the risks arising from the group’s underlying economic activities and no speculative trading is undertaken. The day-to-day treasury activities are performed by the group’s treasury function. The latter reports to the Board on a regular basis through the monthly group Performance and Risk Report and is subject to internal audit.

(a)	Interest rate risk

The group is exposed to interest rate risk with respect to its assets and liabilities affected by changes in the market interest rates. The group manages its exposure to interest rate risk by maintaining a percentage of its debt at a fixed rate of interest. The long-term targeted benchmark is a mix of 70% fixed rate and 30% floating rate debt. The exposure is managed by either issuing fixed and floating rate debt in proportions consistent with the group’s appetite for risk, or by using a range of derivative financial instruments to create the desired fixed/floating mix.

(b)	Inflation risk

To manage inflation risk, arising from the fact that a portion of UK revenues are linked to inflation, the group maintains part of its debt portfolio in index-linked liabilities. This is done either through issuing such liabilities or through swapping fixed rate into index-linked debt. The group’s target index rate exposure is about 10% of the total liability portfolio.

(c)	Foreign exchange risk

The group’s foreign operations expose it to foreign exchange risk, both translation and transaction risk. Translation risk is associated with changes in the value of the group’s foreign assets due to movements in the underlying currency exchange rates. Transaction risk is seen as the risk of changes in the value of transactions and associated cash flows denominated in foreign currencies, due to changes in those currency exchange rates. The group aims to hedge a substantial proportion of its US net assets with dollar liabilities. The resulting stream of dollar interest on natural dollar debt therefore acts as a natural hedge to the translation of US profits.

In those cases where transaction risk arises as a result of imports of capital or other goods denominated in foreign currencies, the exposure is hedged as soon as it is committed.

(d)	Liquidity risk

In order to manage its liquidity risk and create financial efficiencies the group arranges that its debt maturities are spread over a wide range of dates thereby ensuring that the group is not subject to excessive refinancing risk in any one year. The group also utilises undrawn but committed revolving credit facilities.

(e)	Derivative risk

The use of derivative financial instruments (other than those described for energy commodities above) relates directly to underlying and anticipated indebtedness, foreign subsidiary net assets and business transactions denominated in foreign currencies.

P3.    Hedging activities

In order to manage the impact of financial risks to the group and report results consistent with the operational strategies, the Board has endorsed the use of derivative financial instruments as hedging tools. Those instruments include fixed and floating swaps (interest rate, cross currency and commodity agreements), swaptions, financial options, financial and commodity forward contracts, commodity futures, commodity options and other complex derivatives. Such physical and financially settled instruments are held by the group to match exposures and are not held for financial trading purposes. Exceptions exist in the group’s competitive businesses, Energy Retail & Wholesale and PPM Energy, where a limited and controlled number of transactions and derivatives may be held for proprietary trading purposes.

The group utilises derivative instruments to manage its exposure to the variability of future cash flows caused by risks associated with recognised assets or liabilities or transactions highly probable of occurring (cash flow hedging). In addition, the group utilises hedging strategies with respect to the exposure to changes in fair value of recognised assets and liabilities or unrecognised firm commitments (fair value hedging). Finally, hedging of net investments in foreign operations is undertaken with respect to the group’s US business PPM Energy.

Using regression analysis and comparative value changes, the group designates derivatives as hedging instruments when it is expected that there will be high correlation between the changes in fair value of the instrument and the changes in fair value of the hedged item. Such correlation needs to be within the limits of 80% to 125% for the hedge to be considered highly effective. The group assesses hedge effectiveness on at least a quarterly basis to establish whether the assumptions and application criteria for hedge accounting going forward continue to be supported. The group will discontinue hedge accounting from the time that a hedging relationship has ceased to be highly effective. Cash flow hedging designation is only undertaken for future transactions, which are and remain highly probable of occurring.

When certain conditions are met, the group applies the following accounting rules prescribed by IAS 39 for hedging activities:

P3.1    Cash flow hedges

The portion of gain or loss of the hedging instrument that was determined to be an effective hedge is recognised directly in equity and forms part of the hedge reserve. The ineffective portion of the change in fair value of the hedging instruments is recognised in the income statement within ‘Fair value gains on operating derivatives’ for hedges of underlying operations. For hedges of financing activities, any ineffectiveness is recognised within ‘Fair value losses on financing derivatives’ in the income statement. If the cash flow hedge of a highly probable forecasted future transaction results in the recognition of a non-financial asset, the associated gains or losses on the derivative that had previously been recognised in equity are released to the income statement in line with consumption of the asset. For hedges that result in recognition of a financial asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects the income statement.

P3.2    Fair value hedges

The gain or loss from remeasuring the hedging instrument at fair value is recognised directly in the income statement. The gain or loss on the hedged item adjusts the carrying amount of the hedged item (when the item would otherwise have been measured at amortised cost) and is recognised in the income statement. The group starts amortisation of any such adjustments to the carrying value of the hedged item when the hedging relationship ends.

P3.3    Net investment hedges

The group hedges its net investments in its US operations. The risk hedged relates to a proportion of the foreign currency exposure of the group’s share of the businesses’ net assets. The proportion of the gain or loss of the hedging instrument that was determined to be an effective hedge is recognised directly in equity and forms part of the translation reserve. The ineffective portion of the change in fair value of the hedging instrument is recognised in the income statement within ‘Fair value losses on financing derivatives’. On disposal of the foreign investment, the gains or losses on the hedging instrument that related to the effective portion of the hedge that had previously been recognised in equity are recycled to the income statement.

P3.4    Discontinuing hedge accounting

The group discontinues prospectively hedge accounting when the hedge instrument expires or is sold, terminated or exercised, when the hedge relationship no longer qualifies for hedge accounting or when the designation is revoked. In the case of cash flow hedging, any gain or loss that has been recognised in equity until that time remains separately recognised in equity until the forecast transaction occurs. If the transaction is no longer expected to occur, related cumulative gains and losses which have been previously deferred in equity are recognised in the income statement.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement within ‘Fair value losses on financing derivatives’ as they arise.

P4.    Financial instruments

Financial liability and equity instruments are classified according to the substance of the contractual arrangements. They are valued as described in Note 23 Financial assets and Note 24 Financial liabilities. An equity instrument is any contract that evidences residual interest in the assets of the group after deducting all of its liabilities.

All financial assets (excluding derivatives) are accounted for using settlement date accounting.

P4.1    Equity investments

The Group Income Statement includes the group’s share of the post-tax results of associates and jointly controlled entities. The Group Balance Sheet includes the investment in associates and jointly controlled entities at the group’s share of their net assets.

Other investments include investments where the group holds less than 20% of an entity’s equity and does not exercise significant influence over the operating policies and strategic decisions of this entity. Such investments are initially measured at fair value. They are classified as either held for trading or available-for-sale and are measured at subsequent reporting dates, at fair value. The gains and losses from changes in fair value of available-for-sale equity investments are recognised directly in equity until the instrument is disposed of or determined to be impaired, at which point those cumulative gains and losses are included in the income statement for the period. Investments in equity instruments which do not have a quoted market price and whose value cannot be reliably measured are held at cost.

P4.2    Debt instruments

The group measures all debt instruments, whether financial assets or financial liabilities, initially at fair value. This is taken to be the net transaction price paid or received. In cases where part of the consideration is for something other than the instrument itself, the group estimates the fair value of the instruments using a valuation technique whose inputs are made of observable market data, or based on the value of similar instruments traded at that time in observable markets.

Transaction costs (any such costs incremental to and directly attributable to the acquisition, issue or disposal of the financial instruments) are accounted for based on the classification of the instrument by the group. Namely, transaction costs for all instruments classified as ‘fair value through the income statement’ are recognised in the income statement immediately upon recognition. For financial instruments carried at amortised cost, transaction costs are included in the calculation of the effective interest rate and in effect are amortised to the income statement over the life of the asset.

The subsequent measurement of financial instruments follows their classification by the group. Financial instruments classified as ‘fair value through the income statement’ are remeasured to their fair value with gains and losses recognised in the income statement for the period. Available-for-sale financial assets are remeasured at fair value with gains and losses recorded in equity. Any related interest payments, impairment losses and foreign exchange gains and losses are recognised in the income statement in the period they occur. Other financial instruments, including loans and receivables and held-to-maturity investments, are measured at amortised cost using the effective interest method.

P4.3    Commodity contracts

Commodity contracts entered into and held for the purpose of the group’s own purchase, sale or usage requirements are accounted for under the own use exemption in IAS 39. All commodity contracts, which do not qualify for the own use exemption, including those non-physical contracts, entered into for the purpose of trading, but excluding contracts designated in hedging relationships to which special rules apply, are recorded at fair value on the balance sheet with changes in fair value reflected through the income statement. Details on the accounting policies for hedging are disclosed in accounting policy ‘P3. Hedging activities’.

P4.4    Treasury derivatives

The group uses a number of derivatives to manage exposure to interest rate and currency fluctuations and the related value of net investments in foreign operations. When designated as hedges such instruments are accounted for in accordance with the methods described in accounting policy ‘P3. Hedging activities’. Additionally, amounts payable/receivable under interest rate hedges are accounted for as adjustments to finance costs/finance income for the period. Any other derivative instruments, which are used for the purpose of economic hedging but have not been designated in hedging relationships in accordance with IAS 39, are held at fair value with changes from remeasurement recorded through the income statement within ‘Fair value losses on financing derivatives’.

Instruments designated in hedging relationships include interest rate swaps, forward currency contracts and cross currency interest rate swaps. The latter swaps allow the designation of one instrument to hedge more than one risk where fixed for floating cross currency swaps are used.

P5.    Valuation of financial instruments

The group’s valuation strategies for derivative and other financial instruments utilise as far as possible quoted prices in an active trading market.

Futures, swaps and forward agreements are valued against the appropriate market-based curves. Forward price curves are developed using market prices from independent sources for liquid commodities, markets and products and modelled for illiquid commodities/markets and products.

Single-variable options are valued against market price and volatility curves. Dual-variable options are valued against market price, volatility and correlation curves between two variables. Volatility curves are developed for open positions in both liquid and illiquid markets. They are developed from actively traded options (implied volatility), where markets exist, or using historical forward volatilities and other relevant market data. Correlation curves are developed using historical spot and forward correlations and other relevant market data.

Structured transactions are disaggregated into their traded core components, and each component is valued against the appropriate market-based curves. For transactions where a market price for the point of delivery is not actively quoted, if possible, the transaction is valued at the most appropriate point of delivery where a market price exists with appropriate adjustments for the actual point of delivery, including if applicable currency adjustments.

Assets owned (long position) are valued against the quoted bid price. If assets are owed (short position) they are marked to the quoted offer price. Where valuation incorporates mid-market price data, additional liquidity adjustments are made to the fair value to bring it in accordance with the profile of net long/short exposure. The value of net long volatility positions is marked against the bid volatility curve. For net short volatility positions, the offer volatility curve is used. Other adjustments include discounting and credit adjustments, where those have not already been captured in the mark-to-market process.

In the absence of quoted prices for identical or similar assets or liabilities, it is sometimes necessary to apply valuation techniques where contracts are marked to approved models. Models are used for developing both the forward curves and the valuation metrics of the instruments themselves where the instruments are complex combinations of standard or non-standard products. All models are subject to rigorous testing prior to being approved for valuation and subsequent continuous testing and approval procedures designed to ensure the validity and accuracy of the model assumptions and inputs.

P6.    Compound instruments

The group accounts for compound financial instruments that contain both a liability and an embedded derivative component by separating these components and assigning individual values to each of them.

The group accounts for its US dollar convertible bonds as US dollar liabilities with the foreign exchange and equity-linked embedded derivative components of the convertible bonds separately identified and measured at fair value through the income statement. At the date of issue the value of the liability component was estimated using the prevailing market interest rate for a similar non-convertible debt. The fair value of embedded derivatives is the difference between the market value of the convertible bonds and the fair value of similar non-convertible debt. Issue costs and the opening value of the embedded derivative are amortised through the income statement to bring the debt back to par value at maturity.

Prior to the implementation of IAS 39, the US dollar convertible bond was accounted for at amortised cost with no anticipation of equity conversion.

P7.    Offsetting of financial assets and financial liabilities

The group offsets a financial asset and a financial liability and reports the net amount only when the group has a legally enforceable right to set off the amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Q.    Financial instruments (policies applied in the comparative figures for the year ended 31 March 2005)

Q1.    Debt instruments

All borrowings were stated at the fair value of consideration received after deduction of issue costs. The issue costs and interest payable on bonds were charged to the income statement at a constant rate over the life of the bond. Premiums and discounts arising on the early repayment of borrowings were recognised in the income statement as incurred and received.

Q2.    Interest rate swaps/Forward rate agreements

These are used to manage debt interest rate exposures. Amounts payable or receivable in respect of these agreements were recognised as adjustments to interest expense over the period of the contracts. Where associated debt was not retired in conjunction with the termination of an interest swap, gains and losses were deferred and were amortised to interest expense over the remaining life of the associated debt to the extent that such debt remained outstanding.

Q3.    Interest rate caps/Swaptions/Options

Premiums received and paid on these contracts were amortised over the period of the contracts and were disclosed as interest income and expense. The accounting for interest rate caps and swaptions was otherwise in accordance with interest rate swaps detailed above.

Q4.    Cross currency interest rate swaps

These are used to hedge both foreign exchange and interest rate exposures arising on foreign currency debt and to hedge overseas net investment. Where used to hedge debt issues, the debt was recorded at the hedge contracted rate and the accounting was otherwise in accordance with interest rate swaps detailed above. Where used to hedge overseas net investments, spot gains or losses were recorded on the balance sheet and in the statement of total recognised income and expense, with interest recorded in the income statement.

Q5.    Forward contracts

The group enters into forward contracts for the purchase and/or sale of foreign currencies in order to manage its exposure to fluctuations in currency rates and to hedge overseas net investment. Unrealised gains and losses on contracts hedging forecast transactions were not accounted for until the maturity of the contract. Foreign currency receivables and payables that were hedged with forward contracts were translated at the contracted rate at the balance sheet date. Spot gains or losses on hedges of the overseas net investments were recorded on the balance sheet and in the statement of total recognised income and expense with the interest rate differential reflected in the income statement.

Q6.    Hydroelectric and temperature hedges

These instruments were used in PacifiCorp, the group’s former regulated US business, to hedge fluctuations in weather and temperature in the US. On a quarterly basis, the group estimated and recorded a gain or loss in the income statement corresponding to the total expected future cash flows from these contracts.

Q7.    Commodity contracts

Where there was no physical delivery associated with commodity contracts, they were recorded at fair value on the balance sheet with movements reflected through the income statement. Gas and electricity future contracts are undertaken for hedging and proprietary trading purposes. Where the instrument was a hedge, the fair values were initially reflected on the balance sheet and subsequently reflected through the income statement to match the recognition of the hedged item. Where the instrument was for proprietary trading the fair values were reflected through the income statement.

R.    Inventories

Inventories are valued at the lower of average cost and net realisable value.

S.    Grants and contributions

Capital grants and customer contributions in respect of additions to property, plant and equipment are treated as deferred income within non-current liabilities and released to the income statement over the estimated operational lives of the related assets.

T.    Pensions and other post-retirement benefits

The group provides pensions through defined benefit schemes. The cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised in full, directly in retained earnings, in the period in which they occur and are shown in the statement of recognised income and expense. The current service cost element of the pension charge is deducted in arriving at operating profit. The expected return on pension scheme assets and interest on pension scheme liabilities are included within finance income and finance costs. The retirement benefits obligation recognised in the balance sheet represents the net deficit in the group’s defined pension schemes together with the net deficit in the group’s other post-retirement benefit arrangements, principally healthcare benefits, which are accounted for on a similar basis to the group’s defined benefit pension schemes.

U.    Share-based payment

IFRS 2 ‘Share-based Payment’ has been applied to all grants of equity instruments after 7 November 2002, in accordance with the transitional provisions of the standard. The group makes equity-settled share-based payments to certain employees under the terms of the group’s various employee share and share option schemes. Equity-settled share-based payments are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on an estimate of the shares that will ultimately vest.

Fair value is measured by use of a Monte Carlo simulation method in respect of the group’s Long Term Incentive Plan and the binomial method for the group’s other share schemes. The expected lives used in the model have been adjusted for estimates of the effects of non-transferability, exercise restrictions and behavioural considerations.

Own shares held under trust for the group’s employee share schemes are deducted in arriving at shareholders’ equity. Purchases and sales of own shares are disclosed as changes in shareholders’ equity.

V.    Environmental liabilities

Provision for environmental liabilities is made when expenditure on remedial work is probable and the group is obliged, either legally or constructively through its environmental policies, to undertake such work. Where the amount is expected to be incurred over the long-term, the amount recognised is the present value of the estimated future expenditure and the unwinding of the discount is included within finance costs.

W.    Exchange rates

The exchange rates applied in the preparation of the Accounts were as follows:

Year ended 31 March
	2006		2005
Average rate for quarters ended:
30 June	$1.86/	£	$1.81/	£
30 September	$1.79/	£	$1.82/	£
31 December	$1.75/	£	$1.87/	£
31 March	$1.75/	£	$1.89/	£
Closing rate as at 31 March	$1.74/	£	$1.89/	£

(a)	IFRS

In preparing the Accounts in conformity with IFRS, the directors are required to make estimates and assumptions that impact on the reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates. Certain of the group’s accounting policies have been identified as requiring critical accounting judgements or involving particularly complex or subjective decisions or assessments. These are discussed below and have been determined by the group’s senior management and approved by the Audit Committee and should be read in conjunction with the full statement of “Accounting Policies”.

(i)	IFRS – Financial instruments

The group accounts for its derivative financial instruments in accordance with IAS 39. IAS 39 requires all derivatives to be recorded as assets and liabilities in the balance sheet at their fair value, except for those which qualify for specific exemption under the standard, such as commodity contracts which are for the purposes of the group’s own purchase, sale or usage requirements. For derivatives designated as effective cash flow hedges, the changes in fair value of the derivative assets and liabilities are initially recognised in the hedge reserve and then subsequently transferred to the income statement as the hedged item is recognised in the income statement. For derivatives designated as net investment hedges, the changes in fair value of the derivative assets and liabilities are recognised in the translation reserve. In all other cases, changes in fair values of the derivative financial instruments are recognised in the income statement in the period in which they arise.

The group’s valuation strategies for derivative and other financial instruments are set out in accounting policy ‘P5. Valuation of financial instruments’.

The assumptions within the models used to value financial instruments are critical, since any changes in assumptions could have a significant impact on the fair values and movements which are reflected in the Group Income Statement and Group Balance Sheet. There is little formal guidance to assist in applying IAS 39 to non-treasury contracts. As a result, significant judgements must be made in applying IAS 39 to the group’s energy contracts in particular. Disclosures relating to the group’s derivative financial instruments are set out in Note 25 to the Accounts.

(ii) IFRS	– Revenue

In the UK, prices for electricity and gas supplied to retail customers are determined within competitive markets. The assessment of energy sales to customers is based on meter readings, which are carried out on a systematic basis throughout the year. At the end of each accounting period, amounts of energy delivered to customers since the last billing date are estimated and the corresponding unbilled revenue is estimated and recorded as sales. Unbilled revenues included within accrued income in the Group Balance Sheet relating to the group’s retail customers of continuing operations at 31 March 2006 amounted to £297 million (2005: £246 million).

(iii) IFRS	– Tax

The group’s tax charge is based on the profit for the year and tax rates in force at the balance sheet date. Estimation of the tax charge requires an assessment to be made of the potential tax treatment of certain items which will only be resolved once finally agreed with the relevant tax authorities. In particular, the tax returns of the group’s US businesses are examined by the Internal Revenue Service and state agencies on a several year lag. Assessment of the likely outcome of the examinations is based upon historical experience and the current status of examination issues. In addition, H.M. Revenue & Customs in the UK and the Internal Revenue Service in the US are reviewing the tax aspects of certain financial arrangements with ScottishPower Holdings Inc. (formerly PacifiCorp Holdings Inc.). The group believes that appropriate provision has been made against potential tax liabilities which may arise as a result of this review, however this cannot be guaranteed.

(iv) IFRS	– Impairment of property, plant and equipment

In certain circumstances, accounting standards require property, plant and equipment to be reviewed for impairment. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of the expected future cash flows of the relevant Cash Generating Unit (“CGU”), or disposal value if higher. The discount rate applied is based on the group’s weighted average cost of capital with appropriate adjustments for the risks associated with the CGU. Estimates of cash flows involve a significant degree of judgement and are consistent with management’s plans and forecasts.

(v) IFRS	– Provisions and contingencies

In accounting for contingencies, the group applies IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’. IAS 37 requires that a provision be recognised where there is a present obligation as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If these conditions are not met, no provision should be recognised.

Contingent liabilities are required to be disclosed in the Notes to the Group Accounts, unless the possibility of a transfer of economic benefits is remote. Contingent gains are not recognised unless realisation of the profit is virtually certain. Appropriate disclosures of contingent liabilities are made regarding litigation, tax matters, and environmental issues, among others. The evaluation of these contingencies is performed by various specialists inside and outside of the group. Accounting for contingencies requires significant judgement by management regarding the estimated probabilities and ranges of exposure to potential loss. The directors’ assessment of the group’s exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact the group’s results and financial position. The directors have used their best judgement in applying IAS 37 to these matters.

(vi) IFRS	– Retirement benefit obligations

The group operates a number of defined benefit schemes for its employees which are accounted for in accordance with IAS 19 ‘Employee Benefits’ using the immediate recognition approach.

The expense and balance sheet items relating to the group’s accounting for pension schemes under IAS 19 are based on actuarial valuations. Inherent in these valuations are key assumptions, including discount rates, earnings increases, mortality and increases in pensions in payment. These actuarial assumptions are reviewed annually in line with the requirements of IAS 19. The assumptions adopted are based on prior experience, market conditions and the advice of plan actuaries.

The group chooses a discount rate for each scheme which reflects yields on high-quality, fixed-income investments, specifically AA-rated corporate bonds of a similar duration to the liabilities. The discount rate used for the purposes of determining the IAS 19 pension charge for the year ended 31 March 2006 for the group’s principal continuing pension schemes, being the ScottishPower and Manweb pension schemes, was 5.4% for both schemes. The discount rate used for the purposes of determining the pension liability at 31 March 2006 and the pension charge for the year ending 31 March 2007 is 5.0% for both schemes. The pension liability and pension charge both increase as the discount rate is reduced. If the IAS 19 charge for the year ended 31 March 2006 and the pension liability at 31 March 2006 had been based on a discount rate of 0.5% p.a. higher or lower than those actually used, the charge would have reduced or increased, respectively, by £7 million and the pension liability would have reduced or increased, respectively, by £240 million in respect of the group’s principal continuing pension schemes.

(b)	US GAAP

In addition to preparing the group’s Accounts in accordance with IFRS, the directors are also required to prepare a reconciliation of the group’s profit or loss and shareholders’ equity between IFRS and US GAAP. The adjustments required to reconcile the group’s profit or loss and shareholders’ equity from IFRS to US GAAP are explained in Note 44 to the Accounts. Certain of the group’s US GAAP accounting policies have been identified as requiring critical accounting judgements or involving particularly complex or subjective decisions or assessments and these are discussed below. The discussion below should be read in conjunction with the full discussion of the differences between the group’s IFRS and US GAAP accounting policies set out in Note 44 to the Accounts.

(i)	US GAAP – Derivative financial instruments

US GAAP requires all derivative financial instruments within the scope of FAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ and certain other subsequent amending standards and guidance to be fair valued. Although there are differences of detail between US GAAP and IFRS with respect to accounting for derivative financial instruments for which no ready market exists, the assumptions used to value these instruments are equally critical under both US GAAP and IFRS.

(ii) US	GAAP – Impairment of goodwill

FAS 142 ‘Goodwill and Other Intangible Assets’ deals with the accounting for goodwill and other intangible assets upon their acquisition and their subsequent measurement. The standard requires that goodwill is not amortised but is tested for impairment at least annually. Under FAS 142, the impairment test is in two stages. The first step is a screen for potential impairment. This compares an estimate of the fair value of the reporting unit that contains the goodwill with the carrying value of the net assets (including goodwill) in the balance sheet of that reporting unit. If this identifies a potential impairment then the second step is required. This requires assigning fair values to the assets and liabilities of the reporting unit (similar to what would be required under acquisition accounting). The difference between the fair value of these net assets and the estimate of the fair value of the reporting unit as a whole provides an implied fair value of the goodwill. If this implied fair value is less than the carrying value of the goodwill, then goodwill is impaired and an impairment charge requires to be recognised. In accordance with the requirements of the standard, the group performed its annual review at 30 September 2005. No impairment was identified as a result of this review.

(iii) US	GAAP – Retirement benefit obligations

The group accounts for its pension schemes under US GAAP in accordance with FAS 87 ‘Employers’ Accounting for Pensions’. Under FAS 87, certain of the group’s pension schemes had assets with a fair value at 31 March 2006 that was less than the accumulated benefit obligation under the schemes at the same date. As a result, at 31 March 2006 the group recognised a minimum pension liability under US GAAP of £159 million, of which £159 million was charged to accumulated other comprehensive income. The discount rate used for the purposes of calculating the charge under US GAAP for the group’s principal continuing pension schemes was 5.4%. The discount rate used to calculate the minimum pension liability at 31 March 2006 was 5.0%. If a discount rate had been used for accumulated benefit obligation purposes which was 0.5% p.a. higher or lower than that actually used, the impact would have been to reduce or increase, respectively, the minimum pension liability by £56 million in respect of the group’s principal continuing pension schemes.

Group Income Statement

for the year ended 31 March 2006

	Year ended 31 March
	Notes	Before exceptional items and certain remeasurements 2006 £m		Exceptional items and certain remeasurements (Note 2) 2006 £m	Total 2006 £m		Before exceptional items and certain remeasurements 2005 £m		Exceptional items and certain remeasurements (Note 2) 2005 £m	Total 2005 £m
Continuing operations
Revenue	1	5,446.1		–	5,446.1		4,595.0		–	4,595.0
Cost of sales	2	(3,965.7)		–	(3,965.7)		(3,375.1)		93.2	(3,281.9)
Transmission and distribution costs		(327.3)		–	(327.3)		(293.7)		–	(293.7)
Administrative expenses before exceptional items		(380.2)		–	(380.2)		(380.4)		–	(380.4)
Exceptional administrative expenses	2	–		(101.0)	(101.0)		–		–	–
Administrative expenses		(380.2)		(101.0)	(481.2)		(380.4)		–	(380.4)
Fair value gains on operating derivatives	1, 2	–		85.3	85.3		–		–	–
Other operating income		32.2		–	32.2		34.2		–	34.2
Share of loss of jointly controlled entities and associates	1	(0.6)		–	(0.6)		–		–	–
Gain on disposal of gas storage project	2	–		80.9	80.9		–		–	–

Operating profit	1, 3, 10	804.5		65.2	869.7		580.0		93.2	673.2
Finance income	5	186.4		–	186.4		212.2		–	212.2
Fair value losses on financing derivatives	2, 6	–		(115.4)	(115.4)		–		–	–
Finance costs	7	(315.6)		–	(315.6)		(333.0)		–	(333.0)
Net finance costs		(129.2)		(115.4)	(244.6)		(120.8)		–	(120.8)

Profit before tax		675.3		(50.2)	625.1		459.2		93.2	552.4
Income tax	2, 8, 10	(161.7)		44.3	(117.4)		(109.3)		(28.1)	(137.4)

Profit for the year from continuing operations		513.6		(5.9)	507.7		349.9		65.1	415.0
Discontinued operations
Profit/(loss) for the year from discontinued operations	9, 10	299.9		736.1	1,036.0		318.2		(921.9)	(603.7)

Profit/(loss) for the financial year		813.5		730.2	1,543.7		668.1		(856.8)	(188.7)

Attributable to:
Equity holders of Scottish Power plc	33	813.1		730.2	1,543.3		663.4		(856.8)	(193.4)
Minority interest
– equity	34	0.4		–	0.4		1.3		–	1.3
– non-equity	34	–		–	–		3.4		–	3.4

		813.5		730.2	1,543.7		668.1		(856.8)	(188.7)

Basic earnings/(loss) per share	10
– Continuing operations					27.54	p				22.60	p
– Discontinued operations					56.23	p				(33.16	)p

– Continuing and discontinued operations					83.77	p				(10.56	)p

Adjusted basic earnings per share	10
– Continuing operations		27.85	p				19.04	p
– Discontinued operations		16.28	p				17.20	p

– Continuing and discontinued operations		44.13	p				36.24	p

Diluted earnings/(loss) per share	10
– Continuing operations					27.33	p				22.03	p
– Discontinued operations					55.82	p				(31.49	)p

– Continuing and discontinued operations					83.15	p				(9.46	)p

Adjusted diluted earnings per share	10
– Continuing operations		27.12	p				18.65	p
– Discontinued operations		15.40	p				16.33	p

– Continuing and discontinued operations		42.52	p				34.98	p

Dividends per share
Dividends per ordinary share (paid and proposed)	11	25.00	p				22.50	p

Group Statement of Recognised Income and Expense

for the year ended 31 March 2006

	Year ended 31 March
	2006 £m	2005 £m
Gains on effective cash flow hedges recognised	747.9	–
Exchange movement on translation of overseas results and net assets	244.1	(100.2)
(Losses)/gains on net investment hedges	(276.5)	146.6
Gains on revaluation of available-for-sale securities	0.4	–
Actuarial gains/(losses) on retirement benefits	39.1	(63.3)
Tax on items taken directly to equity	(193.2)	(27.5)

Net income/(expense) recognised directly in equity for the year	561.8	(44.4)
Profit/(loss) for the year	1,543.7	(188.7)

Total income and expense for the year	2,105.5	(233.1)
Cumulative adjustment for the implementation of IAS 39 (net of tax)	281.4	–
Cumulative translation gain transferred to income statement on disposal of discontinued operations (net of tax)	(484.6)	–
Gains removed from equity and recognised in the year	(484.5)	–
Tax on items transferred from equity	145.4	–

Total recognised income and expense	1,563.2	(233.1)

All of the above movements are reflected in Note 33.

Total income and expense for the year attributable to:
Equity holders of Scottish Power plc	2,105.1	(237.8)
Minority interests
– equity	0.4	1.3
– non-equity	–	3.4

	2,105.5	(233.1)

Group Cash Flow Statement

for the year ended 31 March 2006

		Year ended 31 March
	Notes	2006 £m	2005 £m
Continuing operations
Operating activities
Cash generated from operations	12	864.5	681.4
Dividends received from jointly controlled entities		1.4	2.0
Interest paid		(214.5)	(131.5)
Interest received		71.3	31.0
Income taxes paid		(74.8)	(56.2)
Reallocation from discontinued operations		67.8	122.2

Net cash from operating activities		715.7	648.9

Continuing operations
Investing activities
Purchase of intangible assets		(57.3)	(21.5)
Proceeds from sale of intangible assets		3.2	–
Purchase of property, plant and equipment		(940.3)	(421.2)
Proceeds from sale of property, plant and equipment		21.4	19.0
Investment in jointly controlled entities and (purchase)/sale of other investments		(72.8)	18.8
Deferred income received		25.3	25.6
Deferred income repaid		(2.5)	(37.3)
Purchase of subsidiaries and jointly controlled entities	13	(9.0)	(343.7)
Sale of businesses and subsidiaries	13	2,850.9	(7.4)
Equity investment in discontinued operations		(271.4)	–
Dividend received from discontinued operations		97.8	104.8

Net cash provided by/(used in) investing activities		1,645.3	(662.9)

Continuing operations
Financing activities
Issue of share capital		35.1	21.9
Share buy-back		(10.4)	–
Dividends paid to company’s equity holders		(428.1)	(386.1)
Dividends paid to minority interests		(2.5)	(1.0)
Net consideration received/(paid) in respect of own shares held under trust		27.0	(23.3)
Repayments of borrowings		(102.8)	(295.6)
Proceeds from borrowings		–	783.6
Reallocation from discontinued operations		61.7	232.0

Net cash (used in)/provided by financing activities		(420.0)	331.5

Net increase in net cash and cash equivalents – continuing operations	14	1,941.0	317.5

Net (decrease)/increase in net cash and cash equivalents – discontinued operations	9	(103.7)	83.4

Net increase in net cash and cash equivalents		1,837.3	400.9

Movement in Net Cash and Cash Equivalents

for the year ended 31 March 2006

			Year ended 31 March
	Notes		2006 £m	2005 £m
Net cash and cash equivalents at beginning of year			1,727.3	1,327.2
Less: Net cash and cash equivalents at beginning of year – discontinued operations			97.4	14.4

Net cash and cash equivalents at beginning of year – continuing operations			1,629.9	1,312.8
Increase in net cash and cash equivalents on implementation of IAS 39 on 1 April 2005	43		0.7	–

Net cash and cash equivalents at 1 April 2005 as restated under IFRS – continuing operations			1,630.6	1,312.8
Net increase in net cash and cash equivalents			1,941.0	317.5
Effect of foreign exchange rate changes			7.4	(0.4)
Mark-to-market movements on certain money market funds			4.0	–

Net cash and cash equivalents at end of year – continuing operations	(a	)	3,583.0	1,629.9

(a)	Net cash and cash equivalents in respect of continuing operations at 31 March 2006 comprises cash and cash equivalents of £3,584.4 million less bank overdrafts of £1.4 million.

An analysis of net cash and cash equivalents is set out in Note 14.

Reconciliation of Movement in Net Cash and Cash Equivalents to Movement in Net Debt

for the year ended 31 March 2006

Year ended 31 March 2006 £m
Net debt at beginning of year	(4,334.8)
Less: Net debt at beginning of year – discontinued operations	(2,307.6)

Net debt at beginning of year – continuing operations	(2,027.2)
Decrease in net debt on implementation of IAS 39 on 1 April 2005 – continuing operations	0.5

Net debt at 1 April 2005 as restated under IFRS – continuing operations	(2,026.7)
Net increase in net cash and cash equivalents	1,941.0
Outflow of net cash and cash equivalents from decrease in debt	102.8
Foreign exchange	(113.2)
Mark-to-market movements on net debt	11.3
Other non-cash and cash equivalent movements	2.1

Net debt at end of year – continuing operations	(82.7)

An analysis of net debt is set out in Note 14.

Group Balance Sheet

as at 31 March 2006

Notes	2006 £m	2005 £m
Non-current assets
Intangible assets
– goodwill	16	100.8	885.1
– other intangible assets	16	147.6	409.5
Property, plant and equipment	17	5,489.8	9,334.9
Investments accounted for using the equity method	18	126.7	53.1
Other investments	19	4.1	120.3
Trade and other receivables	21	10.7	56.2
Derivative financial instruments	23, 25	602.4	–
Finance lease receivables	22	104.6	158.4

Non-current assets	6,586.7	11,017.5

Current assets
Inventories	20	207.5	185.4
Trade and other receivables	21	1,444.3	1,675.5
Derivative financial instruments	23, 25	867.5	–
Finance lease receivables	22	20.5	17.3
Cash and cash equivalents	14	3,584.4	1,747.8

Current assets	6,124.2	3,626.0

Total assets	15	12,710.9	14,643.5

Current liabilities
Loans and other borrowings	24	(523.0)	(912.5)
Derivative financial instruments	24, 25	(426.6)	–
Obligations under finance leases	27	(6.7)	(14.5)
Trade and other payables	28	(1,369.7)	(1,632.9)
Current tax liabilities	(406.3)	(338.9)
Provisions	30	(26.5)	(80.1)

Current liabilities	(2,758.8)	(2,978.9)

Non-current liabilities
Loans and other borrowings	24	(3,079.4)	(4,996.8)
Derivative financial instruments	24, 25	(149.7)	–
Obligations under finance leases	27	(58.0)	(158.8)
Trade and other payables	28	(36.6)	(2.7)
Retirement benefit obligations	35	(155.5)	(635.5)
Deferred tax liabilities	29	(823.3)	(1,161.4)
Provisions	30	(65.8)	(182.2)
Deferred income	31	(482.8)	(570.1)

Non-current liabilities	(4,851.1)	(7,707.5)

Total liabilities	15	(7,609.9)	(10,686.4)

Net assets	5,101.0	3,957.1

Equity
Share capital	32, 33	935.6	932.7
Share premium	33	2,326.0	2,294.7
Hedge reserve	33	595.2	–
Translation reserve	33	8.2	484.6
Other reserves	33	431.4	430.5
Retained earnings/(loss)	33	804.5	(241.1)

Equity attributable to equity holders of Scottish Power plc	15	5,100.9	3,901.4
Minority interests
– equity	34	0.1	3.2
– non-equity	34	–	52.5

Total equity	5,101.0	3,957.1

Net asset value per share	15	275.7	p	212.9	p

Notes to the Group Accounts

for the year ended 31 March 2006

1    Segmental income statement information

For management purposes, the group is currently organised into three continuing operating businesses, Energy Networks (formerly Infrastructure Division – Power Systems), Energy Retail & Wholesale (formerly UK Division – Integrated Generation and Supply) and PPM Energy and therefore reports its primary segment information on this basis. PacifiCorp, the group’s former regulated US business, is included within the discontinued operations segment following the group’s decision on 24 May 2005 to dispose of the business. The results of this discontinued operation are disclosed in Note 9.

The group has also reviewed the classification, for segmental purposes, of revenue and operating profit relating to corporate activities (previously allocated across business segments) and to the non-regulated businesses (previously included within the PacifiCorp segment) which were not included in the sale of PacifiCorp. These are now included within ‘Unallocated’ in the segmental analyses below.

(a)    Revenue by segment

	Notes	Total revenue		Inter-segment revenue		External revenue
		2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Continuing operations
United Kingdom
Energy Networks		861.7	728.9	(299.5)	(348.8)	562.2	380.1
Energy Retail & Wholesale		4,344.4	3,712.5	(17.1)	(27.5)	4,327.3	3,685.0

United Kingdom total		5,206.1	4,441.4	(316.6)	(376.3)	4,889.5	4,065.1

Continuing operations
United States
PPM Energy		545.9	502.0	–	–	545.9	502.0

United States total		545.9	502.0	–	–	545.9	502.0

Unallocated revenue	(i)					10.7	27.9

Total	(ii)					5,446.1	4,595.0

(i)	Unallocated revenue comprises revenue of the non-regulated businesses, previously included within the PacifiCorp segment, which were not included in the sale of PacifiCorp.

(ii)	In the segmental analysis revenue is shown by geographical origin. Revenue analysed by geographical destination is not materially different.

(b)    Operating profit by segment

	Notes	Before fair value gains/(losses) on operating derivatives and exceptional items 2006 £m	Fair value gains/(losses) on operating derivatives (Note 2) 2006 £m	Exceptional items (Note 2) 2006 £m	Fair value gains/(losses) on operating derivatives and exceptional items 2006 £m	Total 2006 £m	Before certain remeasurements 2005 £m	Certain remeasurements (Note 2) 2005 £m	Total 2005 £m
Continuing operations
United Kingdom
Energy Networks	(iii)	524.6	–	(18.0)	(18.0)	506.6	427.4	–	427.4
Energy Retail & Wholesale	(iii)	214.1	88.7	72.2	160.9	375.0	93.5	91.8	185.3

United Kingdom total		738.7	88.7	54.2	142.9	881.6	520.9	91.8	612.7

Continuing operations
United States
PPM Energy	(iii)	90.6	(3.0)	(34.6)	(37.6)	53.0	58.6	1.4	60.0

United States total		90.6	(3.0)	(34.6)	(37.6)	53.0	58.6	1.4	60.0

Unallocated (expense)/income	(i), (iii)	(24.8)	(0.4)	(39.7)	(40.1)	(64.9)	0.5	–	0.5

Total	(ii), (iii)	804.5	85.3	(20.1)	65.2	869.7	580.0	93.2	673.2

(i)	Unallocated (expense)/income comprises corporate office costs and the operating results of the non-regulated businesses, previously included within the PacifiCorp segment, which were not included in the sale of PacifiCorp.

(ii)	Share of (loss)/profit in jointly controlled entities and associates included in operating profit by segment for the year ended 31 March 2006 is as follows: Energy Networks £(3.5) million (2005 £0.2 million), Energy Retail & Wholesale £1.4 million (2005 £(1.9) million), PPM Energy £1.5 million (2005 £(0.5) million) and unallocated income £nil (2005 £2.2 million).

(iii)	The reconciliation of operating profit for the year ended 31 March 2005 under UK GAAP on the previous segmental basis to operating profit under IFRS on the revised segmental basis is provided below.

Reconciliation of adjusted operating profit by segment for the prior year

	Year ended 31 March 2005
	Energy Networks £m	Energy Retail & Wholesale £m	PPM Energy £m	Unallocated (expense)/income £m	Total £m
Operating profit* under UK GAAP – previous segmental basis	416.3	180.5	58.6	–	655.4
Reallocation of corporate costs	8.7	15.3	1.3	(38.2)	(12.9)
Reallocation of PacifiCorp non-regulated businesses	–	–	–	39.1	39.1

Operating profit* under UK GAAP – revised segmental basis	425.0	195.8	59.9	0.9	681.6
IFRS adjustments	2.2	(8.6)	0.6	(2.6)	(8.4)
Reclassification of jointly controlled entities and associates	0.2	(1.9)	(0.5)	2.2	–

Operating profit* under IFRS – revised segmental basis	427.4	185.3	60.0	0.5	673.2

*	Before goodwill amortisation and exceptional item for UK GAAP and before exceptional item for IFRS.

(c)    Amortisation and depreciation by segment

	Amortisation		Depreciation
	2006 £m	2005 £m	2006 £m	2005 £m
Continuing operations
United Kingdom
Energy Networks	7.4	7.7	99.9	98.6
Energy Retail & Wholesale	20.2	61.3	94.8	88.6

United Kingdom total	27.6	69.0	194.7	187.2

Continuing operations
United States
PPM Energy	3.4	1.3	12.1	12.0

United States total	3.4	1.3	12.1	12.0

Unallocated	1.5	1.0	9.3	8.4

Total	32.5	71.3	216.1	207.6

(d)    Fair value gains on operating derivatives by segment

Included in operating profit above are fair value gains on operating derivatives as follows:

	Unwind of opening position		Mark-to-market gains/(losses)		Hedge ineffectiveness		Total
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Continuing operations
United Kingdom
Energy Networks	–	–	–	–	–	–	–	–
Energy Retail & Wholesale	–	–	92.7	–	(4.0)	–	88.7	–

United Kingdom total	–	–	92.7	–	(4.0)	–	88.7	–

Continuing operations
United States
PPM Energy	110.6	–	(114.3)	–	0.7	–	(3.0)	–

United States total	110.6	–	(114.3)	–	0.7	–	(3.0)	–

Unallocated	–	–	(0.4)	–	–	–	(0.4)	–

Total	110.6	–	(22.0)	–	(3.3)	–	85.3	–

(e)    Significant non-cash expenditure by segment

	Impairment of trade receivables
	2006 £m	2005 £m
Continuing operations
United Kingdom
Energy Networks	0.3	–
Energy Retail & Wholesale	55.8	41.3

United Kingdom total	56.1	41.3

Continuing operations
United States
PPM Energy	–	–

United States total	–	–

Unallocated	–	–

Total	56.1	41.3

Other significant non-cash expenditures are disclosed in Note 2.

2    Exceptional items and certain remeasurements

Exceptional items and certain remeasurements included in profit for the year from continuing operations are as follows:

	Notes		2006 £m	2005 £m
(a) Exceptional administrative expenses
Corporate restructuring costs	(i	)	(42.0)	–
Impairment of finance lease receivables	(ii	)	(25.4)	–
Credit support facility costs	(iii	)	(33.6)	–

			(101.0)	–
(b) Gain on disposal of gas storage project	(iv	)	80.9	–

Total exceptional items	10		(20.1)	–

(c) IAS 39 adjustments
Onerous contract releases/intangible assets charges relating to commodity contracts in prior year	10		–	92.4
Proprietary trading profit in prior year	10		–	0.8
Fair value gains on operating derivatives in current year	1, 10		85.3	–
Fair value losses on financing derivatives in current year	6, 10		(115.4)	–

Total IAS 39 adjustments			(30.1)	93.2

Tax on exceptional items and certain remeasurements
Tax on exceptional administrative expenses			35.1	–
Tax on IAS 39 adjustments			9.2	(28.1)

			44.3	(28.1)

Total exceptional items and certain remeasurements (net of tax)			(5.9)	65.1

(i)	A gross exceptional charge of £42.0 million and related tax credit of £12.7 million relating to costs of the corporate restructuring. Costs of the corporate restructuring by segment for the year ended 31 March 2006 are as follows: Energy Networks £18.0 million, Energy Retail & Wholesale £8.7 million, PPM Energy £1.0 million and Unallocated expense £14.3 million.

(ii)	A gross exceptional charge of £25.4 million and related tax credit of £9.6 million relating to the impairment of the group’s aircraft leases within the Unallocated segment.

(iii)	A gross exceptional charge of £33.6 million and related tax credit of £12.8 million within PPM Energy relating to probable liabilities in relation to a credit support facility provided by PacifiCorp Holdings Inc. (now ScottishPower Holdings Inc.) to certain providers of debt to the Klamath Co-Generation project at the project’s inception in 1999. The project is owned by the City of Klamath Falls, but operated by PPM Energy which has a purchase contract for 47% of the output.

(iv)	A gross exceptional gain within Energy Retail & Wholesale of £80.9 million relating to the sale of the group’s underground natural gas storage project at Byley to E.ON UK plc for £96.0 million. There is no tax effect of this exceptional item.

3    Operating profit

(a)    Operating profit from continuing operations is stated after charging/(crediting):

	2006 £m	2005 £m
Amortisation of intangible assets	32.5	71.3
Depreciation of property, plant and equipment	216.1	207.6
Release of grants and customer contributions	(19.7)	(17.5)
Research and development	0.3	0.2

(b)    Auditors’ remuneration

	2006 £m	2005 £m
Audit services
– statutory audit	1.2	1.1
– audit-related regulatory reporting	0.3	0.5
Further assurance services	0.3	1.8
Tax services
– compliance services	0.5	0.4
– advisory services	0.2	0.4
Other services	0.1	–

Total UK and US audit and non-audit fees paid to auditors for continuing operations	2.6	4.2

Audit services
– statutory audit	0.8	0.6
– audit-related regulatory reporting	0.2	0.2
Further assurance services	1.1	0.7
Tax services
– compliance services	0.7	0.6
– advisory services	1.6	–
Other services	–	–

US audit and non-audit fees paid to auditors for discontinued operations	4.4	2.1

Total UK and US audit and non-audit fees paid to auditors	7.0	6.3

During the year the Audit Committee reviewed the independence and objectivity of the external audit firm. To prevent this independence being compromised policies are in place regarding the provision of non-audit services, and the hiring of former external audit staff. In line with best practice, the Audit Committee undertook a tender of the external audit contract in early 2006. Following a rigorous review process, it was agreed to recommend the appointment of Deloitte & Touche LLP as the group’s external auditor for the year ending 31 March 2007. A resolution to this effect will be put to shareholders for approval at the upcoming AGM.

The policy on non-audit services prohibits the use of the external audit firm for specified services. It is considered appropriate, for commercial and practical reasons, including confidentiality, to use the external auditors for certain non-audit services. These permissible services are set out in the policy and have been pre-approved by the Audit Committee up to an initial fee value of £100,000 per assignment. Permissible services that are not listed in the policy require to be pre-approved individually by the Audit Committee or its Chairman; any assignments that exceed the fee limit must be reviewed and authorised by the Committee Chairman and the Finance Director.

For the year ended 31 March 2006, of the total audit and non-audit fees paid to the auditors of £7.0 million (2005 £6.3 million), £4.5 million (2005 £5.6 million) was charged to operating profit and £2.5 million was charged against the gain on disposal of PacifiCorp (2005 £0.7 million was included in the cost of acquisitions).

For the year ended 31 March 2006, fees for ‘Further assurance services’ and ‘Tax advisory services’ principally relate to services provided in connection with the disposal of PacifiCorp and the capital reorganisation and return of cash to shareholders. For the year ended 31 March 2005, fees for ‘Further assurance services’ principally relate to due diligence work on acquisitions and advice regarding the implementation of s404 of the Sarbanes-Oxley Act and the implementation of IFRS.

4    Employee information

(a)    Employee costs

	2006 £m	2005 £m
Wages and salaries	308.2	268.2
Social security costs	23.5	21.5
Pension and other costs	44.8	37.8

Total employee costs	376.5	327.5
Less: charged as capital expenditure	(75.9)	(65.4)

Charged to the income statement	300.6	262.1

(b)    Employee numbers

The year end and average numbers of employees (full-time and part-time) employed by the group, including executive directors, were:

	At 31 March		Annual average
	2006	2005	2006	2005
Continuing operations
United Kingdom
Energy Networks	3,380	3,328	3,394	3,260
Energy Retail & Wholesale	5,512	5,386	5,646	4,970

United Kingdom total	8,892	8,714	9,040	8,230

Continuing operations
United States
PPM Energy	371	278	363	240

United States total	371	278	363	240

Unallocated	530	504	550	461

Total	9,793	9,496	9,953	8,931

The year end and average numbers of full-time equivalent staff employed by the group, including executive directors, were:

	At 31 March		Annual average
	2006	2005	2006	2005
United Kingdom	8,425	8,269	8,543	7,955
United States	370	277	363	240
Unallocated	516	480	534	433

Total	9,311	9,026	9,440	8,628

5    Finance income

	2006 £m	2005 £m
Interest on bank and other deposits	66.8	60.4
Interest on finance lease receivables	7.0	42.5
Foreign exchange gains	2.2	2.0
Expected return on retirement benefit assets	110.4	107.3

Total finance income	186.4	212.2

6    Fair value losses on financing derivatives

Fair value losses on financing derivatives of £115.4 million include losses of £125.1 million for the year ended 31 March 2006, resulting from changes to the fair value of the embedded derivative within the $700 million convertible bonds, primarily as a result of movement in the company’s ordinary share price.

7    Finance costs

	Notes		2006 £m	2005 £m
Interest on bank loans and overdrafts			13.0	18.8
Interest on other borrowings			204.2	164.6
Interest on obligations under finance leases			6.0	40.1
Capitalised interest	(a	)	(8.2)	(1.7)
Unwinding of discount on provisions			0.9	10.4
Interest on retirement benefit obligations			99.7	100.8

Total finance costs			315.6	333.0

Interest cover (times)	(b	)	6.1	4.7

(a)	The tax relief on the capitalised interest was £0.9 million (2005 £0.5 million).

(b)	Interest cover is calculated by dividing operating profit before exceptional items and certain remeasurements by the sum of the total finance income (less foreign exchange gains) and total finance costs.

8    Income tax

	2006 £m	2005 £m
Current tax:
UK Corporation tax	238.0	184.5
Adjustments in respect of prior years	(9.1)	(40.7)

Total UK Corporation tax for year	228.9	143.8

Foreign tax	(61.8)	(14.2)
Adjustments in respect of prior years	15.7	7.6

Total foreign tax for year	(46.1)	(6.6)

Total current tax for year	182.8	137.2

Deferred tax:
Origination and reversal of timing differences	(25.3)	3.1
Adjustments in respect of prior years	(40.1)	(2.9)

Total deferred tax for year	(65.4)	0.2

Total income tax expense	117.4	137.4

The tax charge on profit on ordinary activities for the year varied from the standard rate of UK Corporation tax as follows:

	2006 £m	2005 £m
Corporation tax at 30%	187.5	165.7
Effect of tax rate applied to overseas earnings	(16.7)	6.9
Adjustments in respect of prior years	(33.5)	(36.0)
Utilisation of UK capital losses	(24.3)	–
Other permanent differences	4.4	0.8

Income tax expense for the year	117.4	137.4

9    Discontinued operations

On 24 May 2005, the group entered into a sale agreement to dispose of PacifiCorp, the group’s former US regulated business. This operation was classified as a disposal group held for sale and a discontinued operation in accordance with IFRS 5 as of that date. The disposal was completed on 21 March 2006, on which date control of PacifiCorp passed to MidAmerican Energy Holdings Company (“MidAmerican”) .

The results of the discontinued operation for the period to 20 March 2006 and year ended 31 March 2005, which have been included in the Group Income Statement, are as follows:

	Notes		2006 £m	2005 £m
Revenue			2,498.9	2,250.9
Fair value gains on operating derivatives			64.6	–
Depreciation and amortisation	(a	)	(32.1)	(216.2)
Exceptional item – impairment of goodwill	(b	)	–	(922.0)
Other net operating costs			(1,721.8)	(1,500.0)

Operating profit/(loss)			809.6	(387.3)
Net finance costs	(c	)	(178.3)	(66.7)

Profit/(loss) before tax			631.3	(454.0)
Attributable tax expense			(214.7)	(149.7)

Profit/(loss) after tax from discontinued operations			416.6	(603.7)

Exceptional item – gain on sale of PacifiCorp	(e	)	619.4	–

Profit/(loss) for the period/year			1,036.0	(603.7)

(a)	The depreciation and amortisation charge for the period to 20 March 2006 of £32.1 million represents the depreciation and amortisation charged for the period until 23 May 2005. Under IFRS 5, non-current assets held for sale are not subject to depreciation or amortisation and, therefore, the above results did not include charges of £190.8 million in relation to depreciation and amortisation for the period from 24 May 2005 to 20 March 2006.

(b)	In November 2004, the Board began a strategic review of PacifiCorp as a result of its performance and the significant investment it required in the immediate future. In May 2005, the Board concluded that in light of the prospects for PacifiCorp, the scale and timing of the capital investment required and the likely profile of returns, shareholders’ interests were best served by a sale of PacifiCorp and a return of capital to shareholders. As a consequence, the group undertook a review of the carrying value of the goodwill allocated to the PacifiCorp reporting segment as at 31 March 2005. The estimated recoverable value was based on net realisable value, with reference to the price of comparable businesses, recent market transactions and the estimated proceeds from disposal. This resulted in an exceptional charge, in the year ended 31 March 2005, for impairment of goodwill of £922.0 million.

(c)	An analysis of net finance costs is given below:

	2006 £m	2005 £m
Interest charge	174.5	158.7
Interest receivable	(20.6)	(9.5)
Net interest cost on retirement benefit obligations	3.8	5.9

	157.7	155.1

Other finance items allocated to discontinued operations:
Fair value losses on financing derivatives	13.5	–
Interest rate differential	(39.0)	(88.4)
Loss following de-designation of net investment hedges	46.1	–

	20.6	(88.4)

Net finance costs	178.3	66.7

Net finance costs include the UK/US interest rate differential benefit of £39.0 million (2005 £88.4 million) arising from the group’s US dollar hedging programme relating to PacifiCorp’s net assets for the year ended 31 March 2006. This programme has terminated following the sale of PacifiCorp on 21 March 2006.

(d)	The cash flows of the discontinued operation, which have been included in the Group Cash Flow Statement, are as follows:

	2006 £m	2005 £m
Net cash from operating activities – discontinued operations	569.9	404.6
Net cash used in investing activities – discontinued operations	(420.3)	(471.3)
Net cash (used in)/provided by financing activities – discontinued operations	(253.3)	150.1

Net (decrease)/increase in net cash and cash equivalents – discontinued operations	(103.7)	83.4

(e)	The gain on sale of PacifiCorp is analysed as follows:

	Notes		31 March 2006 £m
Intangible assets
– goodwill			854.2
– other intangible assets			215.4
Property, plant and equipment			5,424.3
Investments			172.4
Other non-current assets			128.3
Current assets			530.8
Current liabilities			(749.4)
Non-current liabilities			(3,907.0)

Book value of PacifiCorp net assets disposed			2,669.0
Book gain on sale (pre-tax)	(i	)	122.5

Net disposal proceeds			2,791.5

Satisfied by:
Cash received for net assets			2,911.4
Cash expenses			(26.2)

Net disposal cash proceeds	(ii	)	2,885.2
Accrued expenses			(74.3)
Impairment of assets	(iii), 17		(19.4)

Net disposal proceeds			2,791.5

(i) The gain on sale of PacifiCorp comprises:
Book gain on sale (pre-tax)			122.5
Tax credit on sale	(iv	)	12.3
Cumulative translation gains realised on sale – transferred from equity	33		484.6

Gain on sale of PacifiCorp	619.4

(ii)	The book gain on sale excludes cash outflows of £116.7 million relating to the settlement of certain treasury derivative financial instruments following the sale of PacifiCorp, which had previously been marked-to-market.

(iii)	PPM Energy has leased a power plant to PacifiCorp since 2002. As part of the final settlement achieved with MidAmerican on completion of the sale of PacifiCorp, the group agreed to a reduction in lease rentals receivable by PPM Energy from PacifiCorp in respect of this lease. As a consequence of this reduction in lease rentals, an impairment of £19.4 million has been charged against the gain on sale. Other sale expenses (cash and accrued) of £100.5 million principally comprise legal and other professional fees of £37.8 million and a provision of £32.9 million for royalties payable to MidAmerican.

(iv)	The disposal of PacifiCorp gives rise to a net taxable capital loss for the group which is offset against other taxable capital gains made in the current year. As a result the gain on sale has benefited from a tax credit of £12.3 million.

(f)	The operating profit before goodwill amortisation and exceptional items for PacifiCorp for the year ended 31 March 2005 under UK GAAP on the previous segmental basis was £541.7 million. The operating profit, as adjusted for exceptional items and contracts now within the scope of IAS 39, of PacifiCorp for the year ended 31 March 2005 under IFRS on the revised segmental basis was £534.6 million. The movements comprise reallocation of corporate costs of £12.9 million, reallocation of PacifiCorp non-regulated operating profit of £(39.1) million, IFRS adjustments of £19.2 million and adjustments for contracts now within the scope of IAS 39 of £(0.1) million.

(g)	Employee costs of £334.4 million (2005 £307.6 million) were charged against the results of the discontinued operation for the period from 1 April 2005 to 20 March 2006. These comprised wages and salaries of £364.4 million (2005 £310.8 million), social security costs of £23.4 million (2005 £19.5 million) and pension and other costs of £55.0 million (2005 £63.6 million) less amounts charged as capital expenditure of £108.4 million (2005 £86.3 million). The average number of employees (full-time and part-time), including executive directors, employed by the discontinued operation during the year was 6,597 (2005 6,610).

10    Earnings per share and reconciliation of adjusted profits, earnings per share and diluted earnings per share

(a)    Earnings per share

Earnings per share have been calculated by dividing the profit/(loss) for the year (as adjusted for minority interests) by the weighted average number of ordinary shares in issue during the year, based on the following information:

	2006 £m	2005 £m
Basic earnings per share
Profit/(loss) attributable to equity holders of Scottish Power plc
– Continuing	507.3	413.7
– Discontinued	1,036.0	(607.1)
– Continuing and Discontinued	1,543.3	(193.4)
Weighted average share capital (number of shares, million)	1,842.4	1,830.8

Diluted earnings per share
Profit/(loss) attributable to equity holders of Scottish Power plc
– Continuing	507.3	424.7
– Discontinued	1,036.0	(607.1)
– Continuing and Discontinued	1,543.3	(182.4)
Weighted average share capital (number of shares, million)	1,856.0	1,928.0

The difference between the profit for the financial year from continuing operations for the purposes of the basic and the diluted earnings per share calculations is analysed as follows:

	2006 £m	2005 £m
Basic earnings per share – profit for the financial year	507.3	413.7
Interest on convertible bonds	–	11.0

Diluted earnings per share – profit for the financial year	507.3	424.7

The difference between the weighted average share capital for the purposes of the basic and the diluted earnings per share calculations is analysed as follows:

	2006	2005
Number of shares (million)
Basic earnings per share – weighted average share capital	1,842.4	1,830.8
Outstanding share options and shares held in trust for the group’s employee share schemes	13.6	6.2
Convertible bonds	–	91.0

Diluted earnings per share – weighted average share capital	1,856.0	1,928.0

The group’s convertible bonds were dilutive for the year ended 31 March 2005 and anti-dilutive for the year ended 31 March 2006 based on the continuing profit attributable to equity holders of Scottish Power plc.

(b)    Reconciliation of adjusted profits, earnings per share and diluted earnings per share

Set out below are the reconciliations of adjusted profits, earnings per share and diluted earnings per share which have been prepared in accordance with the methodology set out in Group Accounting Policy ‘A. Basis of accounting’.

Adjusted profit from continuing operations	Note	2006 £m	2005 £m
Continuing operations
Operating profit	869.7	673.2
IAS 39 adjustments
– onerous contract releases/intangible assets charges relating to commodity contracts in prior year	–	(92.4)
– proprietary trading profit in prior year	–	(0.8)
– fair value gains on operating derivatives in current year	(85.3)	–
Other items
– exceptional items	2	20.1	–

Adjusted operating profit	804.5	580.0

Net finance costs	(244.6)	(120.8)
IAS 39 adjustments
– fair value losses on financing derivatives in current year	115.4	–

Adjusted net finance costs	(129.2)	(120.8)

Adjusted profit before tax	675.3	459.2

Tax	(117.4)	(137.4)
– tax on adjusting items	(44.3)	28.1

Adjusted tax	(161.7)	(109.3)

Adjusted profit from continuing operations	513.6	349.9

Adjusted profit from discontinued operations	Note	2006 £m	2005 £m
Discontinued operations
Profit/(loss) for the period from discontinued operations	9	1,036.0	(603.7)
IAS 39 adjustments
– proprietary trading loss in prior year	–	(0.1)
– fair value gains on operating derivatives in current year	(64.6)	–
– fair value losses on financing derivatives in current year	13.5	–
– loss following de-designation of net investment hedges	46.1	–
Other items
– gain on sale of discontinued operations before tax	9	(607.1)	–
– PacifiCorp depreciation 24 May 2005 – 20 March 2006	9	(190.8)	–
– impairment of PacifiCorp goodwill	9	–	922.0
Tax on adjusting items	66.8	–
Net adjusting items	(736.1)	921.9

Adjusted profit from discontinued operations	299.9	318.2

Adjusted total profit attributable to equity holders of Scottish Power plc	2006 £m	2005 £m
Adjusted total profit for the year	813.5	668.1

Minority interests	(0.4)	(4.7)

Adjusted total profit attributable to equity holders of Scottish Power plc	813.1	663.4

Adjusted total basic earnings per share	2006 £m	2005 £m
Weighted average share capital (number of shares, million)	1,842.4	1,830.8

Adjusted total basic earnings per share	44.13	p	36.24	p

Adjusted continuing basic earnings per share	2006 £m	2005 £m
Adjusted profit from continuing operations	513.6	349.9

Minority interests	(0.4)	(1.3)

Adjusted continuing profit attributable to equity holders of Scottish Power plc	513.2	348.6

Adjusted continuing basic earnings per share	27.85	p	19.04	p

Adjusted diluted earnings per share	2006 £m		2005 £m
Basic earnings per share - adjusted total profit attributable to equity holders of Scottish Power plc	813.1		663.4
Interest on convertible bonds	14.9		11.0

Diluted earnings per share - adjusted total profit attributable to equity holders of Scottish Power plc	828.0		674.4

Basic earnings per share - weighted average share capital (number of shares, million)	1,842.4		1,830.8
Outstanding share options and shares held in trust for the group’s employee share schemes	13.6		6.2
Convertible bonds	91.4		91.0

Diluted earnings per share - weighted average share capital (number of shares, million)	1,947.4		1,928.0

Adjusted total diluted earnings per share	42.52	p	34.98	p

Basic earnings per share - adjusted profit from continuing operations attributable to equity holders of Scottish Power plc	513.2		348.6
Interest on convertible bonds	14.9		11.0

Diluted earnings per share - adjusted profit from continuing operations attributable to equity holders of Scottish Power plc	528.1		359.6

Adjusted diluted earnings per share from continuing operations	27.12	p	18.65	p

The group’s convertible bonds were dilutive for the years ended 31 March 2006 and 31 March 2005 based on the adjusted profit from continuing operations attributable to equity holders of Scottish Power plc.

11    Dividends

	2006 pence per ordinary share	2005 pence per ordinary share	2006 £m	2005 £m
Final dividend paid for prior year	7.65	6.25	139.4	112.9
First interim dividend paid	5.20	4.95	96.0	91.1
Second interim dividend paid	5.20	4.95	96.3	91.0
Third interim dividend paid	5.20	4.95	96.4	91.1

Total dividends paid	23.25	21.10	428.1	386.1

Proposed final dividend	9.40	7.65	138.6	139.4

The proposed final dividend of 9.40 pence per ordinary share is payable on 28 June 2006 to shareholders on the register at 2 June 2006. The proposed final dividend is payable on the new ordinary shares issued as part of the capital restructuring and return of cash to shareholders as explained in more detail in Note 41. The proposed final dividend was approved by the Board on 24 May 2006 and as required by IAS 10 ‘Events After the Balance Sheet Date’ has not been included as a liability in these Accounts.

12    Reconciliation of operating profit to cash generated from continuing operations

	2006 £m	2005 £m
Operating profit	869.7	673.2
Adjustments for:
Fair value gains on operating derivatives	(85.3)	–
Share of loss in jointly controlled entities and associates	0.6	–
Exceptional items	20.1	–
Amortisation	32.5	71.3
Depreciation	216.1	207.6
Loss/(profit) on sale of property, plant and equipment	4.2	(0.8)
Amortisation of share scheme costs	7.5	5.6
Release of deferred income	(19.7)	(17.5)
Movement in provisions	14.6	(151.5)

Operating cash flows before movements in working capital	1,060.3	787.9
(Increase)/decrease in inventories	(96.7)	6.9
Increase in trade and other receivables	(356.4)	(312.8)
Increase in trade payables	257.3	199.4

Cash generated from continuing operations	864.5	681.4

13    Analysis of cash flows in respect of acquisitions and disposals

	Acquisition 2006 £m	Disposals 2006 £m	Acquisitions 2005 £m	Disposals 2005 £m
Cash consideration for jointly controlled entities including expenses	–	–	(18.3)	–
Cash consideration for subsidiaries including expenses	(9.0)	2,852.0	(352.2)	–
Cash and cash equivalents acquired	–	–	26.8	–
Expenses and other costs paid in respect of prior year disposals	–	(1.1)	–	(7.4)

	(9.0)	2,850.9	(343.7)	(7.4)

In 2006, the cash flows in respect of the acquisition represent the remaining 50% of Core Utility Solutions Limited acquired from Alfred McAlpine. The cash flows in respect of disposals principally represent the sale of PacifiCorp (£2,885.2 million), the group’s former regulated US business and associated settlement of certain treasury derivative financial instruments (£(116.7) million), and the sale of the group’s underground natural gas storage project at Byley to E.ON UK plc (£83.5 million).

In 2005, the cash flows in respect of the acquisition of subsidiaries represented the purchase of Damhead Creek, the remaining 50% of Brighton Power Station and Atlantic Renewable Energy Corporation. The cash flows in respect of the acquisition of jointly controlled entities represents PPM Energy’s investment in the Maple Ridge joint venture. The cash flows in respect of disposals principally represented expenses and other costs related to prior year disposals.

14    Analysis of net debt

	At 1 April 2005 £m	Less: Net debt at 1 April 2005 -discontinued operations (Note (a)) £m	Net debt at 1 April 2005 -continuing operations £m	Implementation of IAS 39 at 1 April 2005 -continuing operations (Note (b)) £m	Net debt at 1 April 2005 -continuing operations £m	Cash flow £m	Exchange £m	Other non-cash changes (Note (c)) £m	Net debt at 31 March 2006 -continuing operations £m

Cash at bank and other deposits	1,747.8	116.6	1,631.2	0.7	1,631.9	1,941.0	7.5	4.0	3,584.4
Overdrafts	(20.5)	(19.2)	(1.3)	–	(1.3)	–	(0.1)	–	(1.4)

Net cash and cash equivalents	1,727.3	97.4	1,629.9	0.7	1,630.6	1,941.0	7.4	4.0	3,583.0

Debt due after one year	(4,996.8)	(1,920.9)	(3,075.9)	(18.9)	(3,094.8)	6.8	(77.8)	86.4	(3,079.4)
Debt due within one year	(892.0)	(399.3)	(492.7)	18.7	(474.0)	96.0	(34.9)	(108.7)	(521.6)
Finance leases	(173.3)	(84.8)	(88.5)	–	(88.5)	–	(7.9)	31.7	(64.7)
						102.8

Total	(4,334.8)	(2,307.6)	(2,027.2)	0.5	(2,026.7)	2,043.8	(113.2)	13.4	(82.7)

(a)	On 24 May 2005, the components of net debt relating to the PacifiCorp disposal group were reclassified as ‘Assets classified as held for sale’ and ‘Liabilities classified as held for sale’ in accordance with IFRS 5.

(b)	On the implementation of IAS 39 on 1 April 2005, certain components of net debt were remeasured resulting in a £0.5 million decrease in net debt.

(c)	‘Other non-cash changes’ to net debt represents amortisation of finance costs of £(2.2) million, finance costs of £(8.3) million representing the effects of the RPI on bonds carrying an RPI coupon, reclassifications to other balance sheet categories of £(19.1) million, fair value hedge adjustments to the carrying value of debt instruments of £11.3 million and a decrease of £31.7 million, relating to the financing of the group’s US aircraft portfolio. In addition, £100.0 million of debt due after one year has become due within one year.

15    Segmental balance sheet information

(a)    Total assets and liabilities by segment

			Total assets		Total liabilities
	Notes		31 March 2006 £m	31 March 2005 £m	31 March 2006 £m	31 March 2005 £m
Continuing operations
United Kingdom
Energy Networks			3,385.4	3,157.8	(750.1)	(694.9)
Energy Retail & Wholesale			4,023.1	2,579.0	(1,082.5)	(805.1)

United Kingdom total			7,408.5	5,736.8	(1,832.6)	(1,500.0)

Continuing operations
United States
PPM Energy			1,400.7	667.5	(410.8)	(195.2)

United States total			1,400.7	667.5	(410.8)	(195.2)

Total continuing operations			8,809.2	6,404.3	(2,243.4)	(1,695.2)

Discontinued operations – PacifiCorp (United States)			–	5,916.1	–	(1,068.4)
Unallocated assets/(liabilities)	(i	)	3,901.7	2,323.1	(5,366.5)	(7,922.8)

Total	(ii	)	12,710.9	14,643.5	(7,609.9)	(10,686.4)

(i)	Unallocated assets/(liabilities) include net debt, tax liabilities, retirement benefit obligations, investments and treasury-related derivatives. Unallocated assets/(liabilities) at 31 March 2005 relate to both continuing and discontinued operations. Unallocated assets/(liabilities) at 31 March 2006 relate solely to continuing operations.

(ii)	Investments in jointly controlled entities and associates included in total assets by segment are as follows: Energy Networks £nil (2005 £3.2 million), Energy Retail & Wholesale £10.8 million (2005 £11.1 million), PPM Energy £115.9 million (2005 £38.8 million) and Unallocated assets/(liabilities) £nil (2005 £nil).

(b)    Net asset value per share

Net asset value per share has been calculated based on net assets (after adjusting for minority interests) and the number of shares in issue (after adjusting for the effect of shares held in trust) at the end of the respective financial years:

	2006	2005
Net assets (as adjusted) (£ million)	5,100.9	3,901.4
Number of ordinary shares in issue at year end (as adjusted) (number of shares, million)	1,850.1	1,832.3

(c)    Capital expenditure by segment

			Intangible assets		Property, plant and equipment
	Note		2006 £m	2005 £m	2006 £m	2005 £m
Continuing operations
United Kingdom
Energy Networks	(i	)	11.9	8.4	286.3	277.0
Energy Retail & Wholesale	(i	)	46.3	15.3	177.3	133.6

United Kingdom total			58.2	23.7	463.6	410.6

Continuing operations
United States
PPM Energy			2.6	3.5	423.8	56.3

United States total			2.6	3.5	423.8	56.3

Total continuing operations			60.8	27.2	887.4	466.9

Unallocated			2.6	2.6	19.3	8.0

Total	(i	)	63.4	29.8	906.7	474.9

(i)	Capital expenditure on property, plant and equipment by business segment is stated gross of capital grants and customer contributions. Capital expenditure on property, plant and equipment for continuing operations net of capital grants and customer contributions amounted to £886.9 million (2005 £449.3 million). Capital grants and customer contributions receivable in respect of continuing operations during the year of £19.8 million (2005 £25.6 million) comprised Energy Networks £19.5 million (2005 £25.1 million) and Energy Retail & Wholesale £0.3 million (2005 £0.5 million).

16    Intangible assets

				Other intangible assets

(a) Year ended 31 March 2005	Note		Goodwill £m	Computer software £m	Hydro relicensing £m	Other £m	Total £m	Total £m
Cost:
At 1 April 2004			2,339.7	566.6	47.7	–	614.3	2,954.0
Additions			–	43.7	20.6	–	64.3	64.3
Acquisitions	(i	)	–	–	–	142.8	142.8	142.8
Disposals			–	(12.0)	–	–	(12.0)	(12.0)
Exchange			(61.7)	(6.9)	(2.1)	–	(9.0)	(70.7)
At 31 March 2005			2,278.0	591.4	66.2	142.8	800.4	3,078.4
Amortisation:
At 1 April 2004			483.8	305.7	2.1	–	307.8	791.6
Amortisation for the year			–	61.3	1.7	34.4	97.4	97.4
Impairment			922.0	–	–	–	–	922.0
Disposals			–	(10.9)	–	–	(10.9)	(10.9)
Exchange			(12.9)	(3.3)	(0.1)	–	(3.4)	(16.3)
At 31 March 2005			1,392.9	352.8	3.7	34.4	390.9	1,783.8
Net book value:
At 31 March 2005			885.1	238.6	62.5	108.4	409.5	1,294.6
At 1 April 2004			1,855.9	260.9	45.6	–	306.5	2,162.4

Year ended 31 March 2006	Notes		Goodwill £m	Computer software £m	Hydro relicensing £m	Other £m	Total £m	Total £m
Cost:
At 1 April 2005			2,278.0	591.4	66.2	142.8	800.4	3,078.4
Derecognised on implementation of IAS 39	(ii	)	–	–	–	(142.8)	(142.8)	(142.8)
At 1 April 2005 – as restated			2,278.0	591.4	66.2	–	657.6	2,935.6
Discontinued operations – Additions for the period to 23 May 2005			–	2.0	0.8	–	2.8	2.8
Transferred to assets classified as held for sale on 24 May 2005	(iii	)	(2,170.4)	(240.9)	(67.0)	–	(307.9)	(2,478.3)
			107.6	352.5	–	–	352.5	460.1
Continuing operations – Acquisition	(iv	)	8.0	–	–	–	–	8.0
– Additions	(v	)	–	44.5	–	18.9	63.4	63.4
– Disposals	(v	)	–	(2.9)	–	(4.1)	(7.0)	(7.0)
– Exchange			0.9	0.7	–	–	0.7	1.6
At 31 March 2006			116.5	394.8	–	14.8	409.6	526.1
Amortisation:
At 1 April 2005			1,392.9	352.8	3.7	34.4	390.9	1,783.8
Derecognised on implementation of IAS 39	(ii	)	–	–	–	(34.4)	(34.4)	(34.4)
At 1 April 2005 – as restated			1,392.9	352.8	3.7	–	356.5	1,749.4
Discontinued operations – Amortisation for the period to 23 May 2005			–	3.5	0.2	–	3.7	3.7
Transferred to assets classified as held for sale on 24 May 2005	(iii	)	(1,377.2)	(124.2)	(3.9)	–	(128.1)	(1,505.3)
			15.7	232.1	–	–	232.1	247.8
Continuing operations – Amortisation for the year	(vi	)	–	32.5	–	–	32.5	32.5
– Disposals			–	(2.8)	–	–	(2.8)	(2.8)
– Exchange			–	0.2	–	–	0.2	0.2
At 31 March 2006			15.7	262.0	–	–	262.0	277.7
Net book value:
At 31 March 2006			100.8	132.8	–	14.8	147.6	248.4
At 1 April 2005			885.1	238.6	62.5	108.4	409.5	1,294.6

(i)	Other intangible assets acquired in the year ended 31 March 2005 represented in-the-money gas contracts acquired on the Damhead Creek and South Coast Power transactions.

(ii)	On the implementation of IAS 39 on 1 April 2005, in-the-money gas contracts acquired on the Damhead Creek and South Coast Power transactons were reclassified and remeasured as ‘Derivative financial instruments’.

(iii)	On 24 May 2005, the intangible assets relating to the PacifiCorp disposal group were reclassified as ‘Assets classified as held for sale’ in accordance with IFRS 5.

(iv)	Goodwill of £8.0 million arose on the group’s acquisition of the remaining 50% of Core Utility Solutions Limited, which became a 100% subsidiary of the group.

(v)	Additions and disposals in the ‘Other’ category in the year ended 31 March 2006 are in respect of emissions allowances.

(vi)	Amortisation of £8.1 million is included in ‘Cost of sales’ in the Group Income Statement; £12.5 million in ‘Transmission and distribution costs’ and £11.9 million in ‘Administrative expenses’.

(b)    Impairment tests for goodwill

Goodwill has been allocated for impairment testing purposes to three individual cash-generating units—Rye House power station, Katy gas storage facility and Core Utility Solutions Limited. The carrying amount of goodwill allocated to Rye House power station (£82.2 million) is significant in comparison with the total carrying amount of goodwill (£100.8 million). The recoverable amount of Rye House power station has been determined based on a value-in-use calculation. That calculation uses cash flow projections based on a financial business plan covering a ten-year period, and a discount rate of 13.5% pre-tax. A business plan covering a ten-year period has been used due to the long-term nature of the business. Cash flows beyond that period have been extrapolated using a steady 2.5% growth rate which results in no growth in real terms beyond the financial business plan period. The value-in-use calculation also takes into account the extrinsic value of the power station as calculated by a widely recognised option pricing model. The extrinsic value of the station represents the additional value of the station from the capture of short-term volatilities in the electricity, natural gas and carbon markets. Management believes that any reasonably possible change in the key assumptions on which Rye House’s recoverable amount is based would not cause Rye House’s carrying amount to exceed its recoverable amount.

Key assumptions used for value-in-use calculations:	Basis for determining values assigned to key assumptions:

• Growth rate (beyond period covered by business plan) – 2.5% nominal, 0% real	• Use of a 0% real growth rate is derived from past experience and future expectations for the station

• Discount rate (pre-tax) – 13.5%	• Discount rate is determined on the basis of market data and the divisional cost of capital

• Forward price of underlying commodities (used to calculate extrinsic value)	• Market quotes/management future expectations

• Volatility of underlying commodities (used to calculate extrinsic value)	• Market quotes/historical analysis

• Correlations of underlying commodities (used to calculate extrinsic value)	• Historical analysis

17    Property, plant and equipment

Year ended 31 March 2005	Land and buildings £m	Plant and machinery £m	Vehicles and equipment £m	Total £m
Cost:
At 1 April 2004	595.4	9,714.8	717.0	11,027.2
Additions	23.8	849.3	70.6	943.7
Acquisitions	13.1	439.1	–	452.2
Disposals	(3.0)	(92.7)	(59.2)	(154.9)
Exchange	(4.5)	(140.9)	(13.2)	(158.6)

At 31 March 2005	624.8	10,769.6	715.2	12,109.6

Depreciation:
At 1 April 2004	181.7	2,004.3	349.6	2,535.6
Charge for the year	16.6	296.6	84.5	397.7
Disposals	(2.0)	(76.4)	(55.3)	(133.7)
Exchange	(0.6)	(19.2)	(5.1)	(24.9)

At 31 March 2005	195.7	2,205.3	373.7	2,774.7

Net book value:
At 31 March 2005	429.1	8,564.3	341.5	9,334.9
At 1 April 2004	413.7	7,710.5	367.4	8,491.6

Year ended 31 March 2006	Notes		Land and buildings £m	Plant and machinery £m	Vehicles and equipment £m	Total £m
Cost:
At 1 April 2005			624.8	10,769.6	715.2	12,109.6
Discontinued operations – Additions for the period to 23 May 2005			4.5	70.0	7.7	82.2
– Disposals for the period to 23 May 2005			(4.7)	(5.7)	(1.5)	(11.9)
Transferred to assets classified as held for sale on 24 May 2005	(a	)	(150.5)	(4,881.2)	(402.8)	(5,434.5)

			474.1	5,952.7	318.6	6,745.4
Continuing operations – Additions			11.6	846.8	48.3	906.7
– Acquisition			–	1.2	–	1.2
– Disposals			(3.3)	(67.6)	(31.4)	(102.3)
– Exchange			0.3	45.9	6.1	52.3

At 31 March 2006			482.7	6,779.0	341.6	7,603.3

Depreciation:
At 1 April 2005			195.7	2,205.3	373.7	2,774.7
Discontinued operations – Charge for the period to 23 May 2005			0.4	22.1	5.9	28.4
– Disposals for the period to 23 May 2005			(0.1)	(0.8)	(0.4)	(1.3)
Transferred to assets classified as held for sale on 24 May 2005	(a	)	(8.1)	(662.7)	(183.2)	(854.0)

			187.9	1,563.9	196.0	1,947.8
Continuing operations – Impairment	9		–	19.4	–	19.4
– Charge for the year			11.7	167.4	37.0	216.1
– Disposals			(1.0)	(50.7)	(21.4)	(73.1)
– Exchange			1.0	0.6	1.7	3.3

At 31 March 2006			199.6	1,700.6	213.3	2,113.5

Net book value:
At 31 March 2006			283.1	5,078.4	128.3	5,489.8
At 1 April 2005			429.1	8,564.3	341.5	9,334.9

Included in the cost of property, plant and equipment above are:				Note	2006 £m	2005 £m
Assets in the course of construction					562.0	779.7
Other assets not subject to depreciation				(b )	83.2	135.0

(a)	On 24 May 2005, property, plant and equipment relating to the PacifiCorp disposal group was reclassified as ‘Assets classified as held for sale’ in accordance with IFRS 5.

(b)	Other assets not subject to depreciation are land.

(c)	Land and buildings held by the group are predominantly freehold.

(d)	Interest on the funding attributable to major capital projects was capitalised during the year at a rate of 5.5% (2005 6%) in the UK and at rates of 3.5% to 4.6% (2005 6%) in the US.

(e)	The cost of fully depreciated property, plant and equipment still in use was £615.1 million (2005 £553.1 million).

(f)	The net book value of property, plant and equipment held under finance leases at 31 March 2006 was £90.3 million (2005 £97.3 million). The charge for depreciation against these assets during the year was £3.0 million (2005 £5.9 million).

(g)	Included within other operating income in the income statement is £8.8 million (2005 £4.4 million) relating to compensation received from third parties for items of property, plant and equipment that were impaired, lost or given up.

(h)	Assets pledged as security for liabilities at 31 March 2006 amounted to £nil (2005 £6.9 million).

18    Investments accounted for using the equity method

	Jointly controlled entities		Associates
	Shares £m	Loans £m	Shares £m	Total £m
At 1 April 2004	23.5	38.8	2.7	65.0
Additions	18.3	1.5	–	19.8
Share of retained (loss)/profit	(0.4)	(1.8)	2.2	–
Disposals and other	(2.3)	(8.8)	(0.9)	(12.0)
Transfer of joint venture to a subsidiary	–	(19.1)	–	(19.1)
Exchange	(0.6)	–	–	(0.6)

At 31 March 2005	38.5	10.6	4.0	53.1
Additions	70.1	0.3	–	70.4
Share of retained profit/(loss)	6.2	(7.1)	0.3	(0.6)
Disposals and other	(1.0)	(0.4)	(0.5)	(1.9)
Exchange	5.7	–	–	5.7

At 31 March 2006	119.5	3.4	3.8	126.7

Aggregated amounts relating to jointly controlled entities and associates are given below:

	Jointly controlled entities		Associates
	2006 £m	2005 £m	2006 £m	2005 £m
Income	13.1	27.4	1.2	1.2
Reversal of impairment	–	–	–	2.1
Expenses	(14.0)	(29.6)	(0.9)	(1.1)

(Loss)/profit for the year	(0.9)	(2.2)	0.3	2.2

Non-current assets	148.4	62.8	2.7	3.1
Current assets	12.7	22.1	2.1	1.8

Total assets	161.1	84.9	4.8	4.9

Current liabilities	(8.9)	(7.4)	(0.2)	–
Non-current liabilities	(32.7)	(39.0)	(0.8)	(0.9)

Total liabilities	(41.6)	(46.4)	(1.0)	(0.9)

Net assets	119.5	38.5	3.8	4.0

19    Other investments

	Notes		Available- for-sale investments £m	Other investments £m	Total £m
At 1 April 2004			57.2	72.6	129.8
Additions			2.3	2.6	4.9
Disposals and other			(8.7)	(2.5)	(11.2)
Exchange			(2.0)	(1.2)	(3.2)

At 1 April 2005			48.8	71.5	120.3
Remeasurement adjustment on implementation of IAS 39	(a	)	(2.1)	–	(2.1)

At 1 April 2005 - as restated			46.7	71.5	118.2
Discontinued operations - Additions to 23 May 2005			–	1.3	1.3
- Transferred to assets classified as held for sale on 24 May 2005	(b	)	(46.7)	(72.3)	(119.0)

			–	0.5	0.5
Continuing operations - Additions			–	3.5	3.5
- Disposals			–	(0.1)	(0.1)
- Exchange			–	0.2	0.2

At 31 March 2006	(c	)	–	4.1	4.1

(a)	On the implementation of IAS 39 on 1 April 2005, available-for-sale investments previously recorded at cost were restated to fair value. This resulted in a reduction in the carrying value of such investments by £2.1 million.

(b)	On 24 May 2005, available-for-sale investments and other investments relating to the PacifiCorp disposal group were reclassified as ‘Assets classified as held for sale’ in accordance with IFRS 5.

(c)	At 31 March 2006 the group held £4.1 million of investments for which no quoted market price is available and whose fair value could not be reliably measured. Those investments are held at cost.

20    Inventories

	2006 £m	2005 £m
Raw materials and consumables	102.7	110.8
Fuel stocks	103.0	71.1
Work in progress	1.8	3.5

	207.5	185.4

(a)	Inventories with a value of £2,790.6 million (2005 £2,199.4 million) were recognised as an expense during the year.
(b)	The value of inventories written down during the year was £nil (2005 £0.4 million).

21    Trade and other receivables

	Note		2006 £m	2005 £m
(a) Current receivables:
Trade receivables	(i	)	491.9	521.5
Prepayments and accrued income			786.1	668.9
Other debtors			166.3	485.1

			1,444.3	1,675.5

(b) Non-current receivables:
Other receivables			10.7	56.2

			10.7	56.2

			1,455.0	1,731.7

(i)	Trade receivables are stated net of provisions for doubtful debts of £78.4 million (2005 £60.6 million) which has been estimated by management, taking into account future cash flows, based on prior experience and assessment of the current economic environment within which the group operates.

(ii)	The group enters into standard netting agreements with its commodity trading counterparties in order to mitigate the credit risk exposure of the business. In addition, the group utilises other forms of collateral to manage its credit risk exposure. These forms of collateral include margining for trading with exchanges, cash collateral utilised for bilateral and brokered trading as well as letters of credit. The total value of all such collateral held with respect to current receivables at the balance sheet date is £76.2 million.

(iii)	With the exception of retail customers, the group considers that 100% of its credit risk can be considered to be with counterparties in related energy industries or with financial institutions operating in energy markets.

(iv)	Trading terms are governed by Industry Standard agreements which typically provide for interest to be charged where payments are not made on the specified settlement date.

22    Finance lease receivables

	2006 £m	2005 £m
Amounts receivable under finance leases:
Current receivables	20.5	17.3
Non-current receivables	104.6	158.4

	125.1	175.7

	2006 £m	2005 £m
Gross receivables from finance leases:
Within one year	28.4	31.8
Between one and five years	79.2	132.2
More than five years	63.6	91.9

	171.2	255.9
Unearned future finance income on finance leases	(46.1)	(80.2)

Net investment in finance leases	125.1	175.7

The net investment in finance leases is analysed as follows:
Within one year	20.5	17.3
Between one and five years	53.0	88.7
More than five years	51.6	69.7

	125.1	175.7

The group enters into finance leasing arrangements principally in respect of its US aircraft portfolio. The average lease term of finance leases entered into is 13 to 19 years. The net investment in finance leases at 31 March 2006 of £125.1 million is stated after provision for impairment of £25.4 million.

23    Financial assets

The group has taken exemption under IFRS 1 from applying the standards IAS 32 and IAS 39 in the comparative period. As a result, comparative information disclosed within this note has not been prepared in accordance with IFRS but in accordance with UK GAAP applicable in the comparative period.

(a)    Categories of financial assets

			At 31 March 2006
	Notes		UK £m	US £m	Total £m
Derivative financial assets (current and non-current):
Financial assets at fair value through the income statement	(i	)	376.7	136.1	512.8
Hedging derivatives	(ii	)	951.2	5.9	957.1

			1,327.9	142.0	1,469.9

Cash and cash equivalents:
Held-to-maturity investments	(iii	)	241.4	–	241.4
Cash			65.6	141.2	206.8
Available-for-sale financial assets	(iv	)	3,136.2	–	3,136.2

			3,443.2	141.2	3,584.4

Receivables	(v	)	1,174.7	226.4	1,401.1
Finance lease receivables (current and non-current)	(vi	)	3.9	121.2	125.1
Other investments			2.6	1.5	4.1

			5,952.3	632.3	6,584.6

(i)	Included within this category are instruments which, although classified as ‘fair value through the income statement’, have been transacted for risk mitigation purposes. The fair value of those instruments is derived from quoted market prices, rates from third-party sources and other valuation methods.

(ii)	Further detail on hedging derivative instruments is disclosed in Note 25.

(iii)	Held-to-maturity investments include non-derivative debt instruments with fixed and determinable payments and fixed maturity which the group intends to hold to maturity. Those include fixed rate deposits. Those investments are accounted for at cost.

(iv)	Included in the available-for-sale financial assets are money market fund deposits classified within the cash and cash equivalents line in the Group Balance Sheet. Available-for-sale financial assets are accounted for at fair value.

(v)	Balances outwith the scope of IAS 32, principally prepayments, have been excluded. Receivables are accounted for at amortised cost.

(vi)	Finance lease receivables are recorded in the balance sheet at the amount of the net investment in the lease after making any necessary impairment provisions for bad and doubtful rentals receivable.

(b)    Terms of cash and cash equivalents and finance lease receivables

			At 31 March 2006 IFRS			At 31 March 2005 UK GAAP
	Notes		UK £m	US £m	Total £m	UK £m	US £m	Total £m
Fixed rate financial assets	(i	)	245.3	121.2	366.5	3.9	84.2	88.1
Floating rate financial assets	(ii	)	3,201.8	141.2	3,343.0	1,524.0	234.4	1,758.4

			3,447.1	262.4	3,709.5	1,527.9	318.6	1,846.5

All financial assets in the UK are denominated in pounds sterling and those in the US are denominated in US Dollars.

(i)	Included within fixed rate financial assets at 31 March 2006 are amounts receivable under finance leases of £125.1 million. Included within fixed rate financial assets at 31 March 2005 were amounts receivable under finance leases of £153.4 million less non-recourse finance of £65.3 million.

(ii)	Included within floating rate financial assets of the group’s UK and US operations are cash deposits of which £nil in the UK and £nil in the US (2005 £2.3 million and £nil in the UK and US respectively) are subject to either a legal assignment or a charge in favour of a third party.

The fair values of the financial assets disclosed above are not materially different from their book values.

Based on the floating rate treasury financial assets of £3,343.0 million at 31 March 2006 (2005 £1,758.4 million), a 100 basis point change in interest rates would result in a £33.4 million change in profit before tax for the year (2005 £17.6 million).

None of the treasury assets above create potentially significant credit exposure on the basis that all counterparties are required to have a short-term rating of at least A-1, P-1 or F-1 from one of the three major rating agencies.

	Weighted average interest rate at which financial assets are fixed				Weighted average period for which interest is fixed
	At 31 March 2006 IFRS		At 31 March 2005 UK GAAP		At 31 March 2006 IFRS		At 31 March 2005 UK GAAP
	UK %	US %	UK %	US %	UK Years	US Years	UK Years	US Years
Fixed rate financial assets	4.6	11.0	10.0	10.0	0.1	4	8	4

All amounts in the analysis above take into account the effect of interest rate swaps and currency swaps and the effect of price hedging. Floating rate investments pay interest at rates based on LIBOR, certificate of deposit rates, prime rates or other short-term market rates. The average interest rates on short-term floating rate financial assets as at 31 March 2006 were as follows: UK operations 4.5%, US operations 4.4% (2005 4.8% and 2.0% respectively).

At 31 March 2005, the group also had certain equity investments which have been excluded from the disclosures above because they had no maturity date. The book value of these investments was £48.8 million and the fair value was £46.9 million.

24    Financial liabilities

The group has taken exemption under IFRS 1 from applying the standards IAS 32 and IAS 39 in the comparative period. As a result, comparative information disclosed within this note has not been prepared in accordance with IFRS but in accordance with UK GAAP applicable in the comparative period.

(a)    Categories of financial liabilities

			At 31 March 2006
	Notes		UK £m	US £m	Total £m
Derivative financial liabilities (current and non-current):
– Financial liabilities designated at fair value through the income statement	(i	)	392.5	142.6	535.1
– Hedging derivatives	(ii	)	41.2	–	41.2

			433.7	142.6	576.3

Loans and other borrowings (current and non-current):
– unsecured	(iii	)	3,486.5	32.2	3,518.7
– secured	(iii	)	–	83.7	83.7

			3,486.5	115.9	3,602.4

Payables	(iv	)	1,004.0	274.2	1,278.2
Provisions	(iv	)	8.0	33.6	41.6
Obligations under finance leases (current and non-current)	(v	)	–	64.7	64.7

			4,932.2	631.0	5,563.2

(i)	Included within this category are instruments which, although classified as ‘fair value through the income statement’, have been transacted for risk mitigation purposes. The fair value of those instruments is derived from quoted market prices, rates from third-party sources and other valuation methods.

(ii)	Further detail on hedging derivative instruments is disclosed in Note 25.

(iii)	Loans and other borrowings include non-derivative financial liabilities, other than liabilities relating to own use commodity purchases and settled commodity derivatives, which have been accounted for as part of payables. Loans and other borrowings are accounted for at amortised cost. Refer to Note 24(c) for further analysis.

(iv)	Balances outwith the scope of IAS 32, principally payments received on account and other amounts not contractually committed, have been excluded. The fair value of payables disclosed above are not materially different from their book values.

(v)	Obligation under finance leases comprises the fixed rate non-recourse debt in relation to the US lease portfolio. Maturity analysis is given in Note 27.

(b)    Maturity analysis of loans and other borrowings

	At 31 March 2006 IFRS		2005 UK GAAP* Book value £m
	Book value £m	Fair value £m
UK operations
Within one year, or on demand	488.6	656.1
Between one and two years	25.8	25.8
Between two and three years	410.7	420.9
Between three and four years	635.8	642.8
Between four and five years	50.0	51.8
More than five years	1,875.6	2,058.4

	3,486.5	3,855.8

US operations
Within one year, or on demand	34.4	34.4
Between one and two years	2.4	2.4
Between two and three years	2.5	2.5
Between three and four years	2.7	2.7
Between four and five years	2.9	2.9
More than five years	71.0	71.0

	115.9	115.9

Total
Within one year, or on demand	523.0	690.5	553.4
Between one and two years	28.2	28.2	213.9
Between two and three years	413.2	423.4	90.1
Between three and four years	638.5	645.5	611.7
Between four and five years	52.9	54.7	1,047.0
More than five years	1,946.6	2,129.4	3,378.7

	3,602.4	3,971.7	5,894.8

Finance leases included within each of the repayment categories listed above for the year ended 31 March 2005 are as follows: within one year or on demand £nil, between one and two years £0.2 million, between two and three years £0.3 million, between three and four years £0.3 million, between four and five years £0.5 million and in more than five years £12.7 million.

The minimum future finance lease payments for the year ended 31 March 2005 are detailed as follows: within one year or on demand £1.7 million, between one and two years £1.8 million, between two and three years £1.9 million, between three and four years £1.9 million, between four and five years £2.0 million and in more than five years £22.7 million. These payments include interest charges allocated to future years of £18.0 million.

*	As disclosed in Note 20(c) to the group’s Annual Report & Accounts 2004/05.

(c)    Analysis of loans and other borrowings by instrument and maturity

					2006 IFRS								2005 UK GAAP Book value* £m
			Weighted average interest rate		2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	Thereafter £m	Book value Total £m	Fair value £m
Analysis by instrument and maturity	Notes		2006	2005*
Unsecured debt of UK operations
Uncommitted bank loans	(i	)	4.7%	4.2%	7.1	–	–	–	–	–	7.1	7.1	7.2
Medium-term notes/private placements	(ii	)	5.7%	5.8%	100.0	25.8	102.2	21.2	–	612.9	862.1	955.1	963.6
Loan notes			4.8%	4.8%	–	–	–	–	–	–	–	–	1.1
European Investment Bank loans	(iii	)	5.8%	5.9%	–	–	50.2	98.0	50.0	–	198.2	202.4	199.2
Variable rate Australian dollar bond 2011	(iv	)	5.3%	5.4%	–	–	–	–	–	262.2	262.2	274.2	235.1
4.000% US dollar convertible bonds	(v	)	4.4%	4.4%	381.5	–	–	–	–	–	381.5	548.7	365.4
5.250% deutschmark bond 2008	(vi	)	6.8%	6.8%	–	–	258.3	–	–	–	258.3	268.0	246.1
6.625% euro-sterling bond 2010	(vii	)	6.7%	6.7%	–	–	–	200.9	–	–	200.9	211.2	198.8
4.910% US dollar bond 2010	(viii	)	5.0%	5.0%	–	–	–	315.7	–	–	315.7	309.8	289.9
5.375% US dollar bond 2015	(viii	)	5.1%	5.1%	–	–	–	–	–	344.2	344.2	335.7	325.1
8.375% euro-sterling bond 2017	(vii	)	8.5%	8.5%	–	–	–	–	–	204.9	204.9	252.7	198.0
6.750% euro-sterling bond 2023	(vii	)	6.8%	6.8%	–	–	–	–	–	251.6	251.6	296.5	247.3
5.810% US dollar bond 2025	(viii	)	5.9%	5.9%	–	–	–	–	–	199.8	199.8	194.4	183.5

					488.6	25.8	410.7	635.8	50.0	1,875.6	3,486.5	3,855.8	3,460.3

Unsecured debt of US operations
Bank overdrafts	(i	)	–	–	1.4	–	–	–	–	–	1.4	1.4	20.5
Commercial paper	(ix	)	–	2.9%	–	–	–	–	–	–	–	–	248.0
Pollution control revenue bonds	(x	)	–	2.5%	–	–	–	–	–	–	–	–	178.7
Finance leases	(xi	)	–	11.9%	–	–	–	–	–	–	–	–	14.0
Other borrowings	(xii	)	4.4%	2.9%	30.8	–	–	–	–	–	30.8	30.8	9.8

					32.2	–	–	–	–	–	32.2	32.2	471.0

Unsecured debt					520.8	25.8	410.7	635.8	50.0	1,875.6	3,518.7	3,888.0	3,931.3

Secured debt of US operations
First mortgage and collateral bonds	(xiii	)	–	7.0%	–	–	–	–	–	–	–	–	1,636.5
Pollution control revenue bonds	(x	)	–	3.3%	–	–	–	–	–	–	–	–	209.7
Other secured borrowings	(xiv	)	7.1%	6.9%	2.2	2.4	2.5	2.7	2.9	71.0	83.7	83.7	117.3

Secured debt					2.2	2.4	2.5	2.7	2.9	71.0	83.7	83.7	1,963.5

Total debt					523.0	28.2	413.2	638.5	52.9	1,946.6	3,602.4	3,971.7	5,894.8

*	As disclosed in Note 20(a) to the group’s Annual Report & Accounts 2004/05.

Weighted average interest rates in the analysis above take into account the effect of interest rate swaps and currency swaps used to convert underlying debt into sterling and the effect of price hedging.

(i)	Bank overdrafts and uncommitted short-term borrowings

For short-term borrowings (overdrafts and uncommitted bank loans) the book value approximates the fair value because of their short maturities.

(ii)	Medium-term notes/private placements

Scottish Power plc and Scottish Power UK plc have an established joint US $7.0 billion euro-medium-term note programme. Scottish Power plc has not yet issued under the programme. Paper is issued in a range of currencies and swapped back into sterling. As at 31 March 2006, maturities range from 1 to 34 years. The fair value of those medium-term loans/placements as at 31 March 2006 has been calculated as £955.1 million. The fair value has been calculated by discounting the estimated cash flows at the appropriate market discount rate.

Some of those notes (total value of £300.0 million) contain a “Loss of licences” covenant that will require repayment of the outstanding amount should the UK group lose all of its electricity licences (distribution, transmission and supply licences). The notes can be redeemed by the group with 30 to 90 days’ notice in case of unfavourable and unavoidable change in the UK tax laws impacting on the note payments.

(iii)	European Investment Bank (“EIB”) loans

These loans incorporate agreements with various interest rates and maturity dates. The maturity dates of these arrangements range from 2009 to 2011. The fair values of the European Investment Bank loans at 31 March 2006 have been calculated by discounting their future cashflows at market rates adjusted to reflect the redemption adjustments allowed under each agreement.

(iv)	Variable rate Australian dollar bond 2011

The bond has been issued by Scottish Power UK plc. The bond’s fair value at 31 March 2006 has been estimated using quoted market prices converted at the spot rate of exchange as appropriate. The bond contains a “Loss of licences” covenant that will require repayment of the entire debt should the UK group lose all of its electricity licences (distribution, transmission and supply licences). The bond contains an early redemption option where the group can choose to repay the principal amount and accrued interest at any time by giving 30 to 90 days’ notice to the lender.

(v)	US dollar convertible bonds

Scottish Power Finance (Jersey) Limited (“the issuer”) has issued US $700 million 4% step-up perpetual subordinated convertible bonds guaranteed by Scottish Power plc. The bonds are convertible into redeemable preference shares of the issuer which will be exchangeable immediately on issuance for ordinary shares in Scottish Power plc. The Exchange Price was initially set at £4.60 but will be subject to change on the occurrence of certain events set out in the Offering Circular, including payments of dividends greater than amounts set out in the bond agreement, capital restructuring and change of control. Subsequent to 31 March 2006 and, as a result of the return of cash to shareholders, the Exchange Price has been adjusted to £4.544. The exchange rate to be used to convert US dollar denominated preference shares into sterling is 1.6776. Conversion of the bonds into shares is at the option of the bondholders. During the period up to 3 July 2011, they can opt to convert the bonds into preference shares of the issuer which are immediately exchangeable into ordinary shares of Scottish Power plc. If the bonds remain outstanding after 10 July 2011, they will bear interest at the rate of 4% per annum above the London Interbank Offer Rate for three month US dollar deposits. The bonds are perpetual, so there is no fixed redemption date. There are, however, occasions where redemption may occur. The issuer may redeem the bonds: i) if, after 10 July 2009, for the preceding 30 dealing days the average of the middle market quotations of any ordinary share has been at least 130% of the average Exchange Price; ii) if, at any time, conversion rights have been exercised and/or purchases effected in respect of 85% or more in principal amount of the bonds; or iii) at any time after 10 July 2011, provided all the outstanding bonds are redeemed. Under ii) and iii), the redemption amount will be principal value plus accrued, unpaid interest. Under i), the redemption will be by way of issue of shares. The bondholders may require redemption if an offer is made to the shareholders of Scottish Power plc to buy their shares in the company. The redemption amount will be principal value plus accrued, unpaid interest.

The fair value of the liability component of these bonds has been estimated by discounting the related future cash flows at a market rate. The derivative component relating to the conversion option of this bond has been valued and is accounted for within Derivative Financial Instruments on the balance sheet.

The bond also contains a “Loss of licences” covenant that will require repayment of the entire debt should the UK group lose all of its electricity licences (distribution, transmission and supply licences).

In the light of evolving practice, the group has changed the classification of its convertible bonds from Non-current liabilities to Current liabilities and restated comparative figures accordingly. The bonds are perpetual and have no fixed redemption date; although they can be redeemed in limited circumstances. Bondholders can convert into ordinary shares of Scottish Power plc at any time and, therefore, the bonds meet the definition of current liabilities in IAS 1 ‘Presentation of Financial Statements’ and the IASB’s Framework for the Preparation and Presentation of Financial Statements.

(vi)	Deutschmark bond

The bond has been issued by Scottish Power UK plc. The bond’s fair value at 31 March 2006 has been estimated using quoted market prices converted at the spot rate of exchange as appropriate. The bond also contains a “Loss of licences” covenant that will require repayment of the entire debt should the UK group lose all of its electricity licences (distribution, transmission and supply licences). The bond contains an early redemption option where the group can repay it with 30 to 90 days’ notice in case of unfavourable and unavoidable change in the UK tax laws impacting on the bond payments.

(vii)	Euro-sterling bonds

These are quoted euro bonds with various maturities. Their fair values at 31 March 2006 are based on their quoted closing clean market price converted at the spot rate of exchange as appropriate. The bonds also contain a “Loss of licences” covenant that will require repayment of the entire debt should the UK group lose all of its electricity licences (distribution, transmission and supply licences). The bonds also contain early redemption options where the group can repay them with 30 to 90 days’ notice in case of an unfavourable and unavoidable change in the UK tax laws impacting on the bond payments. The sterling bond due 2017 can also be redeemed at any time by the group at the higher of principal amount or Redemption Price (as determined by Midland Bank plc) on giving 30 to 90 days’ notice to the lender. In a similar way the sterling bond due 2023 can be redeemed on giving 30 to 45 days’ notice at the higher of principal amount or Redemption Price.

(viii)	US dollar 4.0 billion US shelf registration

In March 2005, Scottish Power plc established a US $4.0 billion US shelf registration for the issuance of debt and other securities. An inaugural issue of $1.5 billion of bonds was made during March 2005. These bonds were split into three maturities of 5, 10 and 20 years, with respective notional values being US $550 million, US $600 million and US $350 million. The bonds’ fair value at 31 March 2006 has been estimated using quoted market prices converted at the spot rate of exchange as appropriate.

(ix)	Commercial paper

Scottish Power UK plc has an established US $2.0 billion (2005 US $2.0 billion) euro-commercial paper programme. Paper was issued in a range of currencies and swapped back into sterling. As at 31 March 2005, PacifiCorp had a $1.5 billion domestic commercial paper programme. No issues are outstanding under the Scottish Power UK plc programme or have been made under this programme since April 2002. As at 31 March 2005, PacifiCorp had borrowings of £248.0 million under its commercial paper programme. Amounts borrowed under commercial paper programmes are repayable in less than one year. There was no commercial paper outstanding as at 31 March 2006.

(x)	Pollution control revenue bonds

These were bonds issued by qualified tax exempt entities to finance, or refinance, the cost of certain pollution control, solid waste disposal and sewage facilities. As at 31 March 2005, PacifiCorp had entered into agreements with the issuers pursuant to which PacifiCorp received the proceeds of the issuance and agreed to make payments sufficient to pay principal of, interest on, and certain additional expenses. The interest on the bonds was not subject to federal income taxation for most bondholders. In some cases, PacifiCorp issued first mortgage and collateral bonds as collateral for repayment.

(xi)	Finance leases

These are facility leases that were accounted for as capital leases, maturity dates range from 2014 to 2022.

(xii)	Other unsecured borrowings

The book value of other unsecured borrowings equates to their fair value because of their short maturities.

(xiii)	First mortgage and collateral bonds

First mortgage and collateral bonds of PacifiCorp may be issued in amounts limited by its Domestic Electric operation’s property, earnings and other provisions of the mortgage indenture. A floating charge at 31 March 2005 over approximately US $13.1 billion of the eligible assets (based on original costs) of PacifiCorp was used as collateral for PacifiCorp’s first mortgage and collateral trust bonds.

(xiv)	Other secured borrowings

Included within other secured borrowings is ScottishPower’s share of debt in a joint arrangement for the Klamath Co-Generation plant. The borrowings of the joint arrangement are the subject of a guarantee, for US $60.0 million, provided by Scottish Power Holdings Inc. (formerly PacifiCorp Holdings Inc.) in respect of second lien revenue bonds. The fair value of those borrowings is £83.7 million.

Maturity horizons by currency of loans and other borrowings	2007 £m	2008 £m	2009 £m		2010 £m	2011 £m	Thereafter £m	Total £m		Fair value £m
Fixed rate (GBP)	100.0	25.8		55.0	249.0	50.0	809.7		1,289.5	1,447.9

Weighted average interest rate (GBP)	6.5%	6.7%		5.5%	6.5%	5.8%	6.4%		6.4%

Fixed rate (USD) - UK group	381.5	–		–	315.7	–	596.9		1,294.1	1,444.1

Weighted average interest rate (USD) - UK group	4.0%	–		–	5.0%	–	5.5%		4.9%

Fixed rate (USD) - US group	2.2	2.4		2.5	2.7	2.9	71.0		83.7	83.7

Weighted average interest rate (USD) - US group	7.1%	7.1%		7.1%	7.1%	7.1%	7.1%		7.1%

Fixed rate (EUR)	–	–		299.1	–	–	–		299.1	308.9

Weighted average interest rate (EUR)	–	–		5.2%	–	–	–		5.2%

Index-linked (GBP)	–	–		–	–	–	206.8		206.8	245.8

Weighted average interest rate (GBP)	–	–		–	–	–	RPI+3.5%		RPI+3.5%

Variable rate (GBP)	7.1	–		30.0	57.0	–	–		94.1	94.1

Weighted average interest rate (GBP)	2m LIBOR	–		6m LIBOR	3m LIBOR	–	–		4m LIBOR

Variable rate (USD) - UK group	–	–		20.2	–	–	–		20.2	20.1

Weighted average interest rate (USD) - UK group	–	–	3m $	LIBOR	–	–	–	3m $	LIBOR

Variable rate (USD) - US group	32.2	–		–	–	–	–		32.2	32.2

Weighted average interest rate (USD) - US group	1m LIBOR	–		–	–	–	–		1m LIBOR

Variable rate (AUD)	–	–		–	–	–	262.2		262.2	274.2

Weighted average interest rate (AUD)	–	–		–	–	–	3m BBSW		3m BBSW

Variable rate (EUR)	–	–		6.4	14.1	–	–		20.5	20.7

Weighted average interest rate (EUR)	–	–		3m LIBOR	6m LIBOR	–	–		5m LIBOR

Total debt	523.0	28.2		413.2	638.5	52.9	1,946.6		3,602.4	3,971.7

The disclosures represent the interest profile and currency profile of financial liabilities before the impact of derivative hedging instruments.

The average variable rates above, LIBOR, exclude margins. LIBOR is the Sterling London Inter Bank Offer Rate. $LIBOR is the US dollar London Inter Bank Offer Rate.

GBP – Pounds Sterling, USD – American Dollars, CAD – Canadian Dollars, DKK – Danish Krone, EUR – Euros, JPY – Japanese Yen, AUD – Australian Dollars. BBSW is the Australian Bank Bill Rate.

Reference to “m” in “m LIBOR” represents months.

(d)    Interest rate analysis of loans and other borrowings

			At 31 March 2006 IFRS			At 31 March 2005 UK GAAP
	Note		GBP £m	USD £m	Total £m	GBP £m	USD £m	Total £m
Fixed rate borrowings			1,487.7	665.0	2,152.7	1,285.4	2,995.1	4,280.5
Floating rate borrowings	(i	)	1,417.5	32.2	1,449.7	1,010.9	603.4	1,614.3

			2,905.2	697.2	3,602.4	2,296.3	3,598.5	5,894.8

(i)	Based on the floating rate treasury debt of £1,449.7 million at 31 March 2006 (2005 £1,614.3 million), a 100 basis point change in interest rates would result in a £14.5 million change in profit before tax for the year (2005 £16.1 million).

	Weighted average interest rate at which borrowings are fixed/capped				Weighted average period for which interest is fixed/capped
	At 31 March 2006 IFRS		At 31 March 2005 UK GAAP		At 31 March 2006 IFRS		At 31 March 2005 UK GAAP
	GBP %	USD %	GBP %	USD %	GBP Years	USD Years	GBP Years	USD Years
Fixed rate borrowings	5.6	4.6	6.7	6.1	6	8	10	10

All amounts in the analysis above take into account the effect of interest rate swaps and currency swaps used to convert underlying debt into sterling. This does not include currency swaps used as part of the hedging of the US net investment. Floating rate borrowings bear interest at rates based on LIBOR, certificate of deposit rates, interbank borrowing rates, prime rates or other short-term market rates. The average interest rate on short-term borrowings as at 31 March 2006 were as follows: GBP 4.7%, USD 4.8% (2005 4.7% and 2.9% respectively).

(e)    Borrowing facilities

The group has the following undrawn committed borrowing facilities at 31 March 2006 in respect of which all conditions precedent have been met. The facility was renegotiated on 20 December 2005. All facilities are floating rate facilities. The ability to draw on these facilities is governed by certain covenants relating to the performance of the group relative to its interest and dividend payments as well as the group’s gearing. None of these covenants have been breached in the course of the year or at the year end.

	At 31 March 2006 IFRS £m	At 31 March 2005 UK GAAP £m
Expiring between two and five years	500.0	952.4

Commitment fees on the above facilities were as follows: UK Operations £1.7 million (2005 £1.8 million); US Operations £nil (2005 £0.6 million).

(f)    Fair value of financial instruments

Information required under UK GAAP for the year ended 31 March 2005 relating to the fair value of financial instruments is set out below.

	At 31 March 2005 UK GAAP
	Book amount £m	Fair value £m
Short-term debt and current portion of long-term debt	547.1	547.1
Long-term debt	5,376.3	5,818.4
Cross-currency swaps	(28.6)	(44.9)

Total debt	5,894.8	6,320.6
Interest rate swaps	(4.1)	(31.7)
Interest rate swaptions	2.6	1.5
Forward contracts	(46.4)	(81.0)
Net investment forward contracts	(39.9)	(28.1)
Net investment cross-currency swaps	(80.3)	(76.5)
Energy hedge contracts	–	(31.8)
Energy trading contracts	(5.7)	(5.7)

Total financial instruments	5,721.0	6,067.3

The assumptions used to estimate fair values of financial instruments at 31 March 2005 are summarised below:

(i)	For short-term borrowings (uncommitted borrowing, commercial paper and short-term borrowings under the committed facilities), the book value approximates to fair value because of their short maturities.

(ii)	The fair values of all quoted euro bonds are based on their closing clean market price converted at the spot rate of exchange as appropriate.

(iii)	The fair values of the EIB loans have been calculated by discounting their future cash flows at market rates adjusted to reflect the redemption adjustments allowed under each agreement.

(iv)	The fair values of unquoted debt have been calculated by discounting the estimated cash flows for each instrument at the appropriate market discount rate in the currency of issue in effect at the balance sheet date.

(v)	The fair values of the sterling interest rate swaps and sterling forward rate agreements have been estimated by calculating the present value of estimated cash flows.

(vi)	The fair values of the sterling interest rate swaptions are estimated using the sterling yield curve and implied volatilities as at 31 March 2005.

(vii)	The fair values of the cross-currency swaps have been estimated by adding the present values of the two sides of each swap. The present value of each side of the swap is calculated by discounting the estimated future cash flows for that side, using the appropriate market discount rates for that currency in effect at the balance sheet date.

(viii)	The fair values of the forward contracts are estimated using market forward exchange rates on 31 March 2005.

(ix)	The fair values of electricity and gas forwards and futures are estimated using market forward commodity price curves as at 31 March 2005.

(x)	The fair values of weather derivatives have been estimated assuming for water related derivatives a normal water year in several water basins, and for temperature related derivatives, a normal daily high temperature of certain cities in the US.

(g)    Fair value of financial assets and liabilities held for trading

Information required under UK GAAP for the year ended 31 March 2005 relating to the fair value of financial assets and liabilities held for trading is set out below.

2005 UK GAAP £m
Net realised and unrealised gains included in profit and loss account	10.5

Fair value of financial assets held for trading at 31 March 2005	33.1

Fair value of financial liabilities held for trading at 31 March 2005	(27.4)

In the UK and US a limited amount of proprietary trading within the limits and guidelines of the risk management framework is undertaken. The transactions included in the table above consist of forward purchase and sale contracts of electricity and forward purchase and sale contracts of gas and gas futures contracts. These contracts were marked to market value using externally derived market prices and any gain or loss arising was recognised in the profit and loss account.

(h)    Currency exposures

Information required under UK GAAP for the year ended 31 March 2005 relating to currency exposure is set out below.

The group uses forward contracts, cross-currency interest rate swaps and borrowings in foreign currencies to mitigate the currency exposures arising from its net investments overseas. Gains and losses arising on net investments overseas and the forward contracts, cross-currency interest rate swaps and foreign currency borrowings used to hedge the currency exposures are recognised in the Statement of Recognised Income and Expense.

Other than the transactions referred to above, the group did not hold material net monetary assets or liabilities in currencies other than functional currency at 31 March 2005.

25    Hedging and derivative instruments

Hedging activities are undertaken by the group to manage risk exposure in three main areas: Energy Market Risk, Credit Risk and Treasury Management.

Energy Market Risk

The group is exposed to market risk associated with fluctuations in the market price of electricity and generation fuel compounded by volumetric risk caused by unplanned changes in the load and output of its portfolio of generation assets. The risk management policies are implemented at the business level with the oversight of the businesses’ Risk Management committees. The businesses which are exposed to and therefore undertake activities to manage energy market risk are Energy Retail & Wholesale and PPM Energy.

Energy Retail & Wholesale

Energy Retail & Wholesale’s hedging activities associated with energy market risk are undertaken within the Energy Wholesale function. The strategy of the business is to mitigate the economic risks associated with electricity generation, purchase of fuel and supply of electricity and natural gas to end users in both the wholesale and retail markets and also to optimise the value of the asset portfolio. From a reporting perspective the objective is to report earnings results that are consistent with its operational strategies and hence recognise the earnings effect of financial and non-financial derivative transactions executed to hedge economic business risks in the same period in which the hedged operational activity impacts earnings. The aim is to minimise earnings volatility, which would otherwise be present as a result of fair valuing all derivative contracts under IAS 39. To achieve this objective, where effectiveness documentation and reporting requirements are met, cash flow hedge accounting is applied by designation of a series of derivative trades and deferring in equity the fair value changes of open derivative positions until the period in which forecast transactions occur. A number of contracts do not qualify for own use or hedge accounting under IAS 39 and are therefore wholly or partially fair valued through the income statement.

Cash flow hedging strategies are developed for each of the electricity, natural gas and coal portfolios to hedge the variability in cash flows associated with changes in the market price of each commodity. Forward (fixed price/fixed volume) contracts are designated as hedging instruments in the power and gas hedges, and financial swaps are designated in the coal hedge.

The electricity hedge is in relation to a long-term electricity procurement contract where volumes purchased are based on floating prices, thereby exposing the business to cash flow variability. The cash flows on this contract are expected to occur until March 2011.

The gas and coal hedges relate to the cash flow variability associated with purchases of natural gas and coal at floating prices that are required to meet forecast demand for each commodity. Forecast demand is based on existing customer numbers and historic profiles of demand at levels that are highly probable of occurring. The associated cash flows extend until December 2010 for gas and December 2008 for coal.

The assessment of effectiveness of all hedging relationships currently in place is carried out on a monthly basis as part of the financial reporting cycle. Prospective assessment is carried out at inception of the hedge and on an ongoing basis to verify that the forecast is still highly probable of occurring. Retrospective assessment is also carried out to assess the effectiveness in the period under review. Prospective and retrospective assessment is performed using statistical analysis and the business can apply the hedge accounting rules prescribed by IAS 39 if the hedging relationship passes the criteria of a three-step regression test.

Hedge effectiveness is measured and respective entries recorded in the balance sheet, reserves and income statement on a monthly basis.

PPM Energy

PPM Energy undertakes hedging activities to mitigate the economic risks associated with the purchase, transportation, and storage of natural gas. The instruments utilised for economic hedging include:

•	Fixed price financial basis and index swaps for natural gas

•	European-style call and put options for natural gas and electricity

•	American-style call and put options for natural gas

•	Forward fixed price electricity contracts

Under IAS 39 the business has designated cash flow hedges to manage the variability of cash flows resulting from changes in the market price of gas for quantities of natural gas injected (purchased) and withdrawn (sold) from storage and to reduce volatility of earnings. PPM Energy designates forward gas purchase and sale contracts into the gas storage hedging portfolio. The actual injections and withdrawals of gas from storage occur continuously and the associated cash flows occur on a monthly basis.

Hedge effectiveness is measured and respective entries recorded in the balance sheet, reserves and income statement on a monthly basis.

Credit Risk

The group is exposed to both settlement risk (defined as the risk of a counterparty failing to pay for energy and/or services which have been delivered), as well as replacement risk (defined as the risk of incurring additional costs in order to replace a sale or purchase contract following a counterparty default). Credit risk is mitigated by contracting with multiple counterparties and limiting exposure to individual counterparties to clearly defined limits based upon the risk of counterparty default.

Aggregated portfolio risk is monitored and reported by credit risk indices simulations to quantify the value at risk within the existing portfolio.

With the exception of retail customers, the group considers that 100% of its credit risk can be considered to be with counterparties in related energy industries or with financial institutions operating in energy markets. At the counterparty level the group employs specific eligibility criteria in determining appropriate limits for each prospective counterparty and supplements this with netting and collateral agreements including margining, guarantees, letters of credit and cash deposits where appropriate. Counterparty exposures are then monitored on a daily basis.

Treasury Management

Within the Treasury function the group utilises a number of financial instruments to manage interest rate, foreign currency and value of net investment exposures. The following hedging strategies are currently in place:

Cash flow hedges

Hedging of forecasted interest payments on debt instruments issued by the group: Currently the interest payable on a loan with the European Investment Bank is being hedged to protect the group from variability of cash flows resulting from changes in the interest rates to which the payments are linked. Those payments are designated in a cash flow hedging relationship and are expected to occur quarterly up to the maturity of the loan in 2010. An interest rate swap has been designated as a hedging derivative instrument.

Hedging of forecast interest payments on debt instruments denominated in foreign currencies: The group utilises loans denominated in EUR and in USD. Details on those loans are disclosed in Note 24. The interest payments which the group makes on those debts are subject to cash flow risk arising from changes in the EUR and USD exchange rates. Payments are occurring on a quarterly or semi-annual basis up to the maturities of the loans, which extend to 2008. The group has designated cross-currency interest rate swaps as hedges to those interest and principal payments.

Hedging of asset purchases: The group is subject to cash flow risk relating to the value of forecast purchases of various assets (such as coal and wind turbines) which are denominated in foreign currencies. The risk being hedged relates to changes in the foreign exchange rate of the forecast purchase price. The group enters into forward foreign exchange rate contracts to hedge those risks.

Fair value hedges

Hedging the value of issued sterling debt: The group has issued a number of medium-term loan notes at fixed interest rates. Those have been designated in a hedging relationship with floating for fixed rate swaps as the hedging derivatives. The objective of this hedging strategy is to protect the value of the group’s fixed loan notes from changes as a result of fluctuations of the market interest rates.

Hedging the value of cross currency debt: The group has issued debt instruments denominated in EUR, JPY, USD and AUD. The value of the group’s liability with respect to those instruments is subject to foreign exchange risk and interest rate risk. As a result the group has entered into cross-currency swaps as hedges and has designated those within a fair value hedging relationship.

Net investment hedges

ScottishPower hedges a proportion of the value of its net investments in its US operations. The risk being hedged is risk of changes in the value of the share of net assets in those operations due to fluctuations of the USD exchange rate. The instruments designated as hedges in the net investment portfolio are cross-currency interest rate swaps, forward USD contracts as well as debt issued in USD.

Other hedging strategies

Hedge assessment for all of the treasury hedging relationships currently in place is done on a quarterly basis. Assessment is done prospectively to verify that the forecast transactions are still highly probable of occurring (for cash flow hedges) as well as retrospectively, to assess the effectiveness in the period under review. Retrospective assessment is performed using the dollar offset approach which compares the change in fair value of the hedging instrument within the hedged item. The changes in fair value of the hedging derivative instruments are compared to the changes in fair value of the hedged items to assess whether a high level of correlation exists between those changes. An effectiveness test result between 80 and 125% means that the group can apply the hedge accounting rules prescribed by IAS 39.

Hedge effectiveness is measured and respective entries recorded in the balance sheet, reserves and income statement on a quarterly basis.

Treasury instruments are valued using quoted market prices only. Swaps and forward agreements are valued against the appropriate market-based curves. Forward price curves are developed using market prices from independent sources for liquid markets and products. No illiquid markets or products are used.

Analysis of the derivative financial instruments disclosed on the balance sheet is shown below.

(a) Analysis of derivative financial instruments

					Total 2006
	Notes		Assets £m	Liabilities £m	£m

Amounts falling due after more than one year:
Treasury derivatives			82.6	(38.6)	44.0
Derivative commodity contracts	(i	)	519.8	(111.1)	408.7
			602.4	(149.7)	452.7

Amounts falling due within one year:
Treasury derivatives			41.1	(192.7)	(151.6)
Derivative commodity contracts	(i	)	826.4	(233.9)	592.5
			867.5	(426.6)	440.9

	(ii	)	1,469.9	(576.3)	893.6

This is analysed by derivative type as follows:
Fair value of commodity market risk hedging instruments	(b	)			820.1
Fair value of treasury risk hedging instruments	(c	)			95.8
Fair value of other commodity derivative contracts and embedded derivatives	(d	)			181.1
Other treasury derivative contracts	(e	)			(203.4)

					893.6

(i)	These include derivative commodity contracts which are measured at fair value through the income statement as well as derivative contracts designated in hedging relationships.

(ii)	Tables (b) to (e) analyse each of these categories by type and maturity profile.

(b) Fair value of commodity market risk hedging instruments

			2007	2008	2009	2010	2011	Thereafter	Total
	Notes		£m	£m	£m	£m	£m	£m	£m
Cash flow hedges:

UK operations
Commodity hedges	(i	)	492.2	184.0	105.3	30.4	2.3	–	814.2

US operations
Hedging of injections and withdrawals of gas from storage
Forward gas sales and purchases and financial contracts	(ii	)	5.9	–	–	–	–	–	5.9

Total			498.1	184.0	105.3	30.4	2.3	–	820.1

Derivatives which have a positive fair value are shown in the table above without brackets.

(i)	The fair value of derivative contracts in hedge relationships is determined using published market prices where available and, for illiquid periods, the forward price curves are derived from modelling techniques, which take into account market expectations and information available to all knowledgeable market participants.

(ii)	The fair value of forward gas sales and purchases and financial contracts is determined using quoted market prices.

(c)    Fair value of treasury risk hedging instruments

			2007	2008	2009	2010	2011	Thereafter	Total
	Notes		£m	£m	£m	£m	£m	£m	£m
Interest rate swaps	(i	)

Variable to fixed (GBP)			–	–	–	(2.8)	–	–	(2.8)
Weighted average pay rate			–	–	–	6.3%	–	–	6.3%
Weighted average receive rate			–	–	–	3m LIBOR	–	–	3m LIBOR

Fixed to variable (GBP)			3.8	0.8	–	7.7	–	10.9	23.2
Weighted average pay rate			6m LIBOR	6m LIBOR	–	6m LIBOR	–	6m LIBOR	6m LIBOR
Weighted average receive rate			6.5%	6.7%	–	6.7%	–	8.0%	7.3%

Cross-currency swaps	(ii	)

Receive fixed USD pay variable GBP			–	–	–	–	–	1.7	1.7
Weighted average pay rate (GBP)			–	–	–	–	–	6m LIBOR	6m LIBOR
Weighted average receive rate (USD)			–	–	–	–	–	4.6%	4.6%

Receive variable USD pay fixed GBP			–	–	(1.2)	–	–	–	(1.2)
Weighted average pay rate (GBP)			–	–	4.9%	–	–	–	4.9%
Weighted average receive rate (USD)			–	–	3m LIBOR	–	–	–	3m LIBOR

Receive variable AUD pay variable GBP			–	–	–	–	–	32.4	32.4
Weighted average pay rate (GBP)			–	–	–	–	–	6m LIBOR	6m LIBOR
Weighted average receive rate (AUD)			–	–	–	–	–	3m BBSW	3m BBSW

Receive fixed EUR pay fixed GBP			–	–	10.1	–	–	–	10.1
Weighted average pay rate (GBP)			–	–	6.7%	–	–	–	6.7%
Weighted average receive rate (EUR)			–	–	5.3%	–	–	–	5.3%

Receive fixed EUR pay variable GBP			–	–	4.1	–	–	–	4.1
Weighted average pay rate (GBP)			–	–	6m LIBOR	–	–	–	6m LIBOR
Weighted average receive rate (EUR)			–	–	5.0%	–	–	–	5.0%

Receive variable EUR pay variable GBP			–	–	0.4	–	–	–	0.4
Weighted average pay rate (GBP)			–	–	6m LIBOR	–	–	–	6m LIBOR
Weighted average receive rate (EUR)			–	–	3m LIBOR	–	–	–	3m LIBOR

Receive variable EUR pay variable GBP			–	–	–	1.4	–	–	1.4
Weighted average pay rate (GBP)			–	–	–	6m LIBOR	–	–	6m LIBOR
Weighted average receive rate (EUR)			–	–	–	6m EURIBOR	–	–	6m EURIBOR

Receive fixed USD pay variable GBP			–	–	–	0.7	–	0.1	0.8
Weighted average pay rate (GBP)			–	–	–	4.6%	–	4.9%	4.7%
Weighted average receive rate (USD)			–	–	–	4.9%	–	5.4%	5.0%

Forward contracts	(iii	)

Buy GBP, sell USD			27.6	10.1	–	–	–	–	37.7
Buy USD, sell GBP			(6.7)	(6.0)	–	–	–	–	(12.7)
Buy GBP, sell EUR			–	(0.2)	–	–	–	–	(0.2)
Buy EUR, sell GBP			0.8	–	–	–	–	–	0.8
Buy DKK, sell GBP			0.1	–	–	–	–	–	0.1

Total			25.6	4.7	13.4	7.0	–	45.1	95.8

EURIBOR is the Euro European Inter Bank Offer Rate.

The abbreviations contained in the table are defined in Note 24(c). The above table includes derivatives relating to the partial hedging of the net assets of the US operations, hedging interest rate risk and foreign exchange risk on debt issues and hedging foreign exchange risk on a small number of business transactions.

Derivatives which have a positive fair value are shown in the table above without brackets, while derivatives with a negative fair value are shown as bracketed.

(i)	The fair values of the sterling interest rate swaps have been estimated by calculating the present value of estimated cash flows.

(ii)	The fair values of the cross-currency interest rate swaps have been estimated by adding the present values of the two sides of each swap. The present value of each side of the swap is calculated by discounting the estimated future cash flows for that side, using the appropriate market discount rates for that currency in effect at the balance sheet date.

(iii)	The fair values of the forward contracts are estimated using quoted market forward exchange rates as at 31 March 2006.

(d)    Fair value of other commodity derivative contracts and embedded derivatives

			2007	2008	2009	2010	2011	Thereafter	Total
	Notes		£m	£m	£m	£m	£m	£m	£m
Energy forwards and futures	(i	)	(52.7)	(1.2)	(6.5)	(6.0)	(3.5)	0.1	(69.8)
Structured contracts	(ii	)	139.6	85.4	50.0	18.7	4.5	(19.1)	279.1
Other	(iii	)	7.5	(5.7)	(5.4)	(6.4)	(4.4)	(13.8)	(28.2)

Total			94.4	78.5	38.1	6.3	(3.4)	(32.8)	181.1

Listed above are contracts which are derivatives and do not qualify for own use exemption under IAS 39. Also included are embedded derivative elements in non-derivative commodity contracts accounted for on an accruals basis, which are required to be valued separately, as well as entire commodity contracts, including their derivative components, which have been fair valued due to the fact that embedded derivatives could not be separated. The fair values of the above derivative instruments have been calculated following the methods and assumptions outlined for the designated hedging instruments above, with the exception of the following other derivative contracts, which have been valued as indicated below.

(i)	Included in this category are instruments which are held for trading and others which, although classified as fair value through the income statement, have been transacted for risk mitigation purposes. The fair value of those instruments is derived from published market prices from third party sources and other valuation techniques.

(ii)	The fair value of structured, long-term commodity contracts is calculated using published market prices and other forecast prices which are based on models and other valuation methods.

(iii)	Included within this category are other non-standard derivative contracts and embedded derivatives in own use commodity contracts which are required to be valued separately. Non-standard derivatives have been valued using published market prices from third party sources. Embedded derivatives in own use commodity contracts have been valued using the with and without approach. This means that the contract has been valued as a whole and also as a stand-alone contract excluding the derivative component. The difference between those two valuations has been determined to be the value of the derivative component.

(e)    Other treasury derivative contracts

			2007	2008	2009		2010		2011	Thereafter	Total
	Notes		£m	£m	£m		£m		£m	£m	£m
Interest rate swaps

Fixed to index-linked (GBP)			–	–	–		–		–	(23.1)	(23.1)
Weighted average pay rate			–	–	–		–		–	3.35 x RPI	3.35 x RPI
Weighted average receive rate			–	–	–		–		–	6.2%	6.2%

Fixed to variable (GBP)			1.0	–	–		–		–	–	1.0
Weighted average pay rate			6m LIBOR	–	–		–		–	–	6m LIBOR
Weighted average receive rate			5.3%	–	–		–		–	–	5.3%

Variable to fixed (GBP)			–	(0.8)	–		–		–	(1.8)	(2.6)
Weighted average pay rate			–	6.6%	–		–		–	5.5%	5.8%
Weighted average receive rate			–	6m LIBOR	–		–		–	3m LIBOR	3m LIBOR

Variable to variable (GBP)			–	–	1.0		0.2		–	–	1.2
Weighted average pay rate			–	–	6m LIBOR		6m LIBOR		–	–	6m LIBOR
Weighted average receive rate	(i	)	–	–	CMS	[1]	CMS	[2]	–	–	CMS [2]

Swaptions

Variable to fixed (GBP)	(ii	)	–	–	–		–		–	(2.5)	(2.5)
Weighted average pay rate			–	–	–		–		–	4.3%	4.3%
Weighted average receive rate			–	–	–		–		–	6m LIBOR	6m LIBOR

Forward contracts

Buy GBP, sell USD			(0.5)	0.1	–		–		–	–	(0.4)
Buy USD, sell GBP			4.6	0.2	–		–		–	–	4.8
Buy CAD, sell USD			–	0.2	–		–		–	–	0.2
Buy USD, sell CAD			0.5	–	–		–		–	–	0.5
Buy DKK, sell USD			–	0.2	–		–		–	–	0.2
Buy JPY, sell USD			–	0.1	–		–		–	–	0.1

Other contracts

Embedded derivative on convertible bonds			(182.8)	–	–		–		–	–	(182.8)

Total			(177.2)	–	1.0		0.2		–	(27.4)	(203.4)

The fair values of the above derivative instruments have been calculated in accordance with the methods and assumptions outlined for the designated hedging instruments above, with the exception of the following other derivative contracts, which have been valued as indicated below.

The above derivative instruments represent derivative instruments that do not qualify for hedge accounting under IAS 39 and embedded derivatives.

(i)	CMS[1] – Interest received floats on a 10-year swap rate with a base minimum of 3.5%; CMS[2] – interest received floats on 10-year swap rate. CMS refers to constant maturity swaps.

(ii)	The fair values of the sterling interest rate swaptions are estimated using the sterling yield curve and implied volatilities as at 31 March 2006.

(f)    Total fair value of hedging and derivative contracts and embedded derivatives at 31 March 2006

			2007	2008	2009	2010	2011	Thereafter	Total
	Notes		£m	£m	£m	£m	£m	£m	£m
Energy Retail & Wholesale			587.9	267.2	150.6	38.1	(5.3)	(36.7)	1,001.8
PPM Energy			4.6	(4.7)	(7.2)	(1.4)	4.2	3.9	(0.6)
Treasury	(i	)	(151.6)	4.7	14.4	7.2	–	17.7	(107.6)

Total			440.9	267.2	157.8	43.9	(1.1)	(15.1)	893.6

Valued based on actively quoted market prices and rates from third party sources	(ii	)	291.3	160.3	62.6	5.8	4.2	20.0	544.2
Valued based on models and other valuation methods	(iii	)	149.6	106.9	95.2	38.1	(5.3)	(35.1)	349.4

			440.9	267.2	157.8	43.9	(1.1)	(15.1)	893.6

Derivatives which have a positive fair value are shown in the table above without brackets, while derivatives with a negative fair value are shown as bracketed.

(i)	Included in this category is the embedded derivative within the 4% US $ convertible bonds. For further details see Note 24(c)(v).

(ii)	Included within this category are derivative contracts which are traded in active markets and for which published market price and rate information is available for the whole contract term.

(iii)	This category principally includes commodity purchase contracts which extend over liquid and illiquid periods. The liquid periods for power and gas extend to March 2008 and June 2009, respectively. Fair values for these contracts have been calculated utilising forward price curves for illiquid periods which have been developed internally using various models and assumptions that are intended to simulate expected market price levels. Given the proportionately small element of these contracts that falls within the illiquid period, any range of reasonably possible alternative assumptions applied to power and gas prices is unlikely to have a significant impact on contract fair values. For indicative purposes, a 1% movement in commodity prices in the illiquid period would result in an approximately £1.2 million impact on reported fair values.

The weighted average term for the commodity trading portfolio is 1.8 years. The maximum term of any contract is 10.5 years.

The weighted average term of the treasury trading portfolio at year end is 3.8 years. The weighted average term of the hedging derivative instruments is 3.6 years. The maximum term of any contract is 24 years.

26    Effect of hedging and derivative instruments on the results

The group has taken exemption under IFRS 1 from applying the standards IAS 32 and IAS 39 in the comparative period. Accordingly no comparative information is disclosed within footnote (a). Comparative information prepared in accordance with UK GAAP applicable in the comparative period is set out in footnote (b).

(a)	An analysis of the effect of hedging and derivative financial instruments on the income statement is given below:

	Notes		2006 £m
Continuing operations
Fair value gains on operating derivatives:
Cash flow hedges
Losses on ineffective hedging recognised in the year	(i	)	(3.3)
Effect of other derivative instruments and fair value contracts
Losses on other derivative market instruments classified as held for trading	(ii	)	(9.5)
Gains on structured contracts			111.8
Losses on embedded derivative components in non-derivative instruments			(13.7)

			85.3

Continuing operations
Fair value losses on financing derivatives:
Gains on other derivative instruments			9.7
Losses on embedded derivative components in non-derivative instruments			(125.1)

			(115.4)

Discontinued operations
Fair value gains on operating derivatives:
Gains on other derivative market instruments classified as held for trading			64.6

			64.6

Discontinued operations
Fair value losses on financing derivatives:
Losses on other derivative instruments			(13.5)
Net investment hedges
Loss following de-designation of net investment hedges	(iii	)	(46.1)

			(59.6)

	Notes		2006 £m
Other items
Fair value hedges
Movements to the fair value of hedging instruments recorded in the year	(iv	)	1.5
Movements to the fair value of a hedged item recorded in the year	(v	)	(3.2)
Amortisation of movements in fair value of hedged items	(vi	)	1.2

			(0.5)

Cash flow hedges
Gains removed from equity and recognised in the year	(vii	)	496.4

			496.4

Total			470.8

(i)	These amounts relate to cumulative changes in the fair value of hedging instruments, which have more than offset the cash flow movements on the hedged items. In accordance with IAS 39 the excess gain/loss has been recorded in the income statement classifed as ‘Fair value gains on operating derivatives’. Refer to Note 1(d).

(ii)	This is the impact on the income statement of amounts valued using models and valuation methods as described in Note 25(f).

(iii)	These amounts relate to the loss following de-designation of net investment hedges arising from the group’s US dollar hedging programme relating to PacifiCorp’s net assets on 1 April 2005. Refer to Note 9(c).

(iv)	The adjustments relate to the change in fair value of the financial fixed and floating ISDA swaps entered into to hedge the fair value of the coal stock held by the group and a change in fair value of the cross-currency and interest rate swaps entered into to hedge the fair value of foreign currency and sterling debt.

(v)	The adjustments relate to a change in fair value of the coal stock held by the group as well as a change in the fair value of foreign currency and sterling denominated debt, which have been designated as hedged items in fair value hedging relationships.

(vi)	The charge for the year relates to amortisation of previously recorded movements in the fair value of hedged items designated in fair value hedging relationships.

(vii)	The amount relates to gains and losses on the effective portions of cash flow hedges which have previously been deferred in equity which have been transferred to the income statement in the current year to match timing of occurrence of the hedged cash flows or where hedged forecasted cash flows are no longer expected to occur. The ineffective portions of cash flow hedges are dealt with in (i) above.

(b)    Comparative information

The group has taken exemption under IFRS 1 from applying the standards IAS 32 and IAS 39 to the comparative period. The comparatives relating to hedging and derivative instruments for the year ended 31 March 2005 are presented below under UK GAAP in accordance with the disclosure requirements of FRS 13 – Financial Reporting Standard 13 ‘Derivatives and other financial instruments’.

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

			2005 UK GAAP
			Gains	Losses	Total net gains/(losses)
	Note		£m	£m	£m
Unrecognised gains and (losses) on hedges at 1 April 2004			181.0	(112.6)	68.4
Transfer from gains to losses	(i	)	–	–	–
Transfer from losses to gains	(i	)	(28.2)	28.2	–
(Gains) and losses arising in previous years that were recognised in 2004/05			(22.2)	10.4	(11.8)

Gains and (losses) arising before 1 April 2004 that were not recognised in 2004/05			130.6	(74.0)	56.6
Gains and (losses) arising in 2004/05 that were not recognised in 2004/05			32.5	39.9	72.4

Unrecognised gains and (losses) on hedges at 31 March 2005			163.1	(34.1)	129.0

(Losses) and gains expected to be recognised in 2005/06			(26.6)	6.2	(20.4)

Gains and (losses) expected to be recognised in 2006/07 or later			136.5	(27.9)	108.6

(i)	Figures in the table above are calculated by reference to the 31 March 2005 fair value of the derivative concerned.

The analysis above excludes any gains and losses in respect of the net investment cross-currency swaps and net investment forward contracts and losses of £17.6 million relating to certain other forward contracts as gains and losses arising on these contracts would have been recognised in the statement of total recognised gains and losses.

27    Obligations under finance leases

	2006	2005
	£m	£m
Finance leases are repayable as follows:
Current	6.7	14.5
Non-current	58.0	158.8

	64.7	173.3

	2006	2005
	£m	£m
Finance lease liabilities – minimum lease payments:
Within one year	13.2	33.7
Between one and five years	52.1	125.1
More than five years	27.3	129.9

	92.6	288.7
Future finance charges on finance leases	(27.9)	(115.4)

Present value of finance lease liabilities	64.7	173.3

The present value of finance lease liabilities is as follows:
Within one year	6.7	14.5
Between one and five years	33.9	66.0
More than five years	24.1	92.8

	64.7	173.3

The group enters into finance leases principally in respect of its US aircraft portfolio. These lease obligations are non-recourse to the group. The finance leases have maturity dates ranging from 2008 to 2015. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

28    Trade and other payables

(a)    Current payables:

			2006	2005
	Note		£m	£m
Trade payables	(i	)	201.9	134.5
Other taxes and social security			23.5	45.0
Payments received on account			94.5	48.6
Capital payables and accruals			114.2	149.7
Other payables			45.4	268.1
Accrued expenses			890.2	987.0

			1,369.7	1,632.9

(b) Non-current payables:

Other payables			36.6	2.7

			36.6	2.7

			1,406.3	1,635.6

(i)	Trade payables include amounts due on commodity activities. The group has posted amounts of collateral with respect to certain of those liabilities. The value of such collateral posted at 31 March 2006 is £140.8 million.

29    Deferred tax

Deferred tax provided in the Accounts is as follows:

	Provided
	2006	2005
	£m	£m
Accelerated capital allowances	649.5	1,274.5
Other temporary differences	173.8	(113.1)

	823.3	1,161.4

			Accelerated capital allowances	Other timing differences	Total
	Notes		£m	£m	£m
Deferred tax provided at 1 April 2004			1,219.5	(188.9)	1,030.6
Charge to income statement			54.3	77.2	131.5
Acquisitions			17.1	16.7	33.8
Exchange			(18.3)	0.8	(17.5)
Other movements			1.9	(18.9)	(17.0)

Deferred tax provided at 1 April 2005			1,274.5	(113.1)	1,161.4
Increase arising on implementation of IAS 39	(a	)	–	109.6	109.6

Deferred tax provided at 1 April 2005 – as restated			1,274.5	(3.5)	1,271.0
Transferred to liabilities classified as held for sale	(b	)	(718.0)	201.8	(516.2)

			556.5	198.3	754.8
Charge/(credit) to income statement – continuing operations			45.1	(110.5)	(65.4)
Exchange			47.9	(4.7)	43.2
Recorded in the Statement of Recognised Income and Expense	(c	)	–	90.7	90.7

Deferred tax provided at 31 March 2006			649.5	173.8	823.3

(a)	On the implementation of IAS 39 on 1 April 2005, certain assets and liabilities of the group were remeasured resulting in an increase in the deferred tax provision of £109.6 million.

(b)	On 23 May 2005, the deferred tax provision relating to the PacifiCorp disposal group was reclassified as ‘Liabilities classified as held for sale’ in accordance with IFRS 5.

(c)	In the Statement of Recognised Income and Expense, the deferred tax charge is offset by a current tax credit of £42.9 million.

30    Provisions

	At 1 April 2004	Acquisitions	New provisions	Unwinding of discount	Utilised during year	Released during year	Exchange	At 31 March 2005
2004/05	£m	£m	£m	£m	£m	£m	£m	£m
Reorganisation and restructuring	3.2	–	–	–	(3.0)	–	–	0.2
Environmental and health	60.5	–	–	0.8	(12.8)	(30.8)	(0.1)	17.6
Decommissioning costs	84.3	3.5	7.4	5.8	(7.0)	–	(2.2)	91.8
Onerous contracts	120.5	83.5	–	8.7	(148.1)	–	–	64.6
Other post-employment benefits	6.5	–	3.3	–	(2.6)	–	(0.2)	7.0
Mine reclamation costs	79.6	–	5.1	3.3	(10.9)	–	(2.4)	74.7
Other	9.0	–	8.0	–	(10.5)	–	(0.1)	6.4

	363.6	87.0	23.8	18.6	(194.9)	(30.8)	(5.0)	262.3

			At 1 April 2005	Derecognition on implementation of IAS 39	Movements in discontinued operations Note (g)	Transfered to liabilities classified as held for sale Note (g)	New provisions	Unwinding of discount	Utilised during year	Transferred to retirement benefit obligations	Exchange	At 31 March 2006
2005/06	Notes		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Reorganisation and restructuring	(a	)	0.2	–	–	–	42.0	–	(3.5)	(18.4)	–	20.3
Environmental and health	(b	)	17.6	–	(0.4)	(13.5)	1.0	–	(1.5)	–	0.1	3.3
Decommissioning costs	(c	)	91.8	–	3.8	(73.4)	4.4	0.9	–	–	0.1	27.6
Credit support facility	(d	)	–	–	–	–	33.6	–	–	–	0.2	33.8
Onerous contracts	(e	)	64.6	(64.6)	–	–	–	–	–	–	–	–
Other post-employment benefits			7.0	–	0.4	(7.4)	–	–	–	–	–	–
Mine reclamation costs			74.7	–	2.0	(76.7)	–	–	–	–	–	–
Other	(f	)	6.4	–	(0.1)	(2.7)	3.6	–	–	–	0.1	7.3

			262.3	(64.6)	5.7	(173.7)	84.6	0.9	(5.0)	(18.4)	0.5	92.3

	2006	2005
Analysis of total provisions	£m	£m
Short-term	26.5	80.1
Long-term	65.8	182.2

	92.3	262.3

(a)	The provision for reorganisation and restructuring was increased during the year by a charge to the income statement of £42.0 million relating to the costs of the corporate restructuring. Of the total charge, £18.4 million relates to payments made to the company’s pension schemes and this amount has been transferred to retirement benefit obligations. The provision was expected to cover the costs of a reduction of employee numbers through redundancies of 356 from 2005/06 onwards, with the balance of the positions to be eliminated through the corporate restructuring being achieved through redeployment and attrition. At 31 March 2006 the group had made redundancy payments under the restructuring to 73 employees.

(b)	The environmental and health provisions at 31 March 2005 principally comprised the costs of notified environmental remediation work and constructive obligations in respect of potential environmental remediation costs identified by an external due diligence review in the US. These costs were expected to be incurred in the period up to March 2012. Following the completion of a detailed environmental exposure study £30.8 million of the environmental and health provision was released to the income statement in the year ended 31 March 2005.

(c)	The provision for decommissioning costs is the discounted future estimated costs of decommissioning the group’s power plants. The decommissioning of these plants is expected to occur over the period between 2012 and 2036.

(d)	This provision relates to probable liabilities in relation to a credit support facility provided by PacifiCorp Holdings Inc. (now Scottish Power Holdings Inc.) to certain providers of debt to the Klamath Co-Generation project at the project’s inception in 1999. The project is owned by the City of Klamath Falls, but operated by PPM Energy which has a purchase contract for 47% of the output liabilities. This provision is expected to be utilised in the period to 2017.

(e)	The provision for onerous contracts comprised the costs of contracted energy purchases. As a consequence of the implementation of IAS 39 on 1 April 2005 the provision for onerous contracts has been derecognised.

(f)	The other category comprises various provisions which are not individually sufficiently material to warrant separate disclosure.

(g)	The movements in provisions relating to the PacifiCorp disposal group in the period from 1 April 2005 to 23 May 2005 (the date when provisions relating to the PacifiCorp disposal group were reclassified as “Liabilities classified as held for sale” in accordance with IFRS 5) were as follows:

(i)	Environmental and health – utilised during the period £(0.2) million, released during the period £(0.6) million and exchange £0.4 million.

(ii)	Decommissioning costs – new provisions £0.9 million, unwinding of discount £0.6 million, utilised during the period £(0.1) million and exchange £2.4 million.

(iii)	Other post-employment benefits – new provisions £0.6 million, utilised during the period £(0.4) million and exchange £0.2 million.

(iv)	Mine reclamation costs – unwinding of discount £0.5 million, utilised during the period £(0.6) million, released during the period £(0.4) million and exchange £2.5 million.

(v)	Other – new provisions £0.7 million, utilised during the period £(0.9) million and exchange £0.1 million.

31    Deferred income

	At 1 April 2004	Receivable during year	Released to income statement	Disposals/ Other	Exchange	At 31 March 2005
	£m	£m	£m	£m	£m	£m
Grants and customer contributions	577.8	51.3	(19.2)	(37.3)	(2.5)	570.1

	At 1 April 2005	Movements in discontinued operations Note (a)	Transferred to liabilities classified as held for sale Note (b)	Receivable during year Note (c)	Released to income statement	Disposals/ Other	Exchange	At 31 March 2006
	£m	£m	£m	£m	£m	£m	£m	£m
Grants and customer contributions	570.1	4.2	(93.5)	25.3	(19.7)	(3.6)	–	482.8

(a) Movements in grants and customer contributions relating to the PacifiCorp disposal group for the period from 1 April 2005 to 23 May 2005 comprised £2.8 million grants receivable, £(0.3) million released to the income statement and £1.7 million exchange.

(b) On 23 May 2005, those grants and customer contributions relating to the PacifiCorp disposal group were reclassified as ‘Liabilities classified as held for sale’ in accordance with IFRS 5.

(c) Grants and customer contributions receivable during the year of £25.3 million includes grants and contributions of £19.8 million relating to capital expenditure.

32    Share capital

	2006	2005
	£m	£m
Authorised:
3,000,000,000 (2005 3,000,000,000) ordinary shares of 50p each	1,500.0	1,500.0

	1,500.0	1,500.0

Allotted, called up and fully paid:
1,871,235,749 (2005 1,865,343,685) ordinary shares of 50p each	935.6	932.7

	935.6	932.7

(a)    Employee share schemes

The group has a range of share-based plans for employees. Options have been granted and awards made to eligible employees to subscribe for or receive by transfer ordinary shares or ADSs in Scottish Power plc in accordance with the rules of each plan.

The ScottishPower Sharesave Schemes are savings related and under normal circumstances share options are exercisable on completion of a three or five year save-as-you-earn contract as appropriate.

The PacifiCorp Stock Incentive Plan (“PSIP”) relates to options over ScottishPower ADSs. Following the sale of PacifiCorp on 21 March 2006, participants will have 12 months from the date of sale in which to exercise their options.

Awards granted under the Long Term Incentive Plan will vest only if the Remuneration Committee is satisfied that certain performance measures related to the sustained underlying financial performance of the group and improvements in customer service standards are achieved over a period of three financial years commencing with the financial year preceding the date an award is made. The number of shares which become exercisable is dependent on the company’s Total Shareholder Return Performance compared to a group of international energy companies.

Options granted under the Executive Share Option Plan 2001 (“ExSOP”) to executive directors and certain senior managers in the UK are subject to the performance criterion that the percentage increase in the company’s annualised earnings per share, excluding goodwill amortisation and exceptional items, be at least 3% (adjusted for any increase in the RPI). Options granted to US participants under the ExSOP are not subject to any outstanding performance criteria.

The Employee Share Ownership Plan (“ESOP”) allows eligible employees to make contributions from pre-tax salary to buy shares in ScottishPower which are held in trust (Partnership Shares). These shares are matched by the company up to a value of £50 per month (Matching Shares) and are also held in trust. At the launch of the ESOP, Free Shares were offered to employees.

(i)    Summary of movements in share options in ScottishPower shares

	ScottishPower Sharesave Schemes (number of shares 000s)	Weighted average exercise price (pence)	Executive Share Option Schemes# (number of shares 000s)	Weighted average exercise price (pence)	PacifiCorp Stock Incentive Plan## (number of shares 000s)	Weighted average exercise price (pence)	Total (number of shares 000s)
Outstanding at 1 April 2003	7,441	377.7	9,456	411.5	13,613	500.8	30,510
Granted	2,758	301.0	5,892	352.8	–	–	8,650
Exercised	(17)	326.8	(102)	320.3	(590)	347.5	(709)
Lapsed	(2,794)	392.3	(34)	369.5	(1,327)	469.9	(4,155)

Outstanding at 1 April 2004	7,388	343.6	15,212	376.5	11,696	430.4	34,296
Granted	2,143	312.0	5,911	384.4	–	–	8,054
Exercised	(298)	382.6	(1,808)	369.5	(3,001)	345.3	(5,107)
Lapsed	(1,599)	383.4	(364)	337.8	(161)	441.8	(2,124)

Outstanding at 1 April 2005	7,634	324.9	18,951	382.3	8,534	443.3	35,119
Granted	2,144	374.0	–	–	–	–	2,144
Exercised	(1,184)	350.0	(9,701)	387.7	(5,368)	454.2	(16,253)
Lapsed	(513)	338.5	(1,204)	455.5	(87)	514.8	(1,804)

Outstanding at 31 March 2006	8,081	333.4	8,046	393.5	3,079	535.0	19,206

Exercisable at 1 April 2003	176	409.0	811	462.3	11,081	516.8	12,068
Exercisable at 1 April 2004	76	382.9	1,439	435.6	10,852	436.6	12,367
Exercisable at 1 April 2005	3	344.1	4,100	428.8	8,534	443.3	12,637
Exercisable at 31 March 2006	73	329.2	4,996	399.6	3,079	535.0	8,148

#	The Executive Share Option figures are a combination of the options outstanding under the Executive Share Option Scheme and the ExSOP.

##	PacifiCorp Stock Incentive Plan are options over ScottishPower ADSs; for the purpose of the table above, ADSs have been converted to ScottishPower shares as follows: one ScottishPower ADS equals four ScottishPower ordinary shares. Participants have 12 months from the date of the sale of PacifiCorp to exercise their options. Eligibility for participation in the ExSOP was extended during the year ended 31 March 2003 to certain senior managers in the US.

(ii)    Analysis of share options outstanding at 31 March 2006

	Date of grant	Number of participants	Number of options outstanding (000s)	Option price (pence)	Normal exercisable date
ScottishPower Sharesave Schemes	9 June 2000	2	1	453.0	6 months to March 2006
	8 June 2001	597	821	386.0	6 months to March 2007
	7 June 2002	595	1,151	323.0	6 months to March 2006 or 2008
	6 June 2003	1,542	2,274	301.0	6 months to March 2007 or 2009
	24 June 2004	1,501	1,826	312.0	6 months to March 2008 or 2010
	22 June 2005	1,941	2,008	374.0	6 months to March 2009 or 2011

Executive Share Option Plan 2001
UK#	21 August 2001	70	666	483.0	21 August 2004 to 21 August 2011
UK#	2 May 2002	42	915	406.0	2 May 2005 to 2 May 2012
US standard*	2 May 2002	20	245	339.1	2 May 2003 to 2 May 2012	**
US conditional* #	2 May 2002	11	153	339.1	2 May 2005 to 2 May 2012
UK##	10 May 2003	102	2,006	376.3	10 May 2006 to 10 May 2013
US*	10 May 2003	72	599	351.4	10 May 2004 to 10 May 2013	**
UK##	27 May 2004	111	2,414	389.3	27 May 2007 to 27 May 2014
US*	27 May 2004	86	1,048	413.6	27 May 2005 to 27 May 2014	**

Pacificorp Stock Incentive Plan	3 June 1997	10	115	490.5	29 November 1999 to 3 June 2007	***
	12 August 1997	4	33	527.6	29 November 1999 to 12 August 2007	***
	10 February 1998	63	1,116	595.9	29 November 1999 to 10 February 2008	***
	13 May 1998	3,545	819	575.9	29 November 1999 to 13 May 2008	***
	9 February 1999	11	183	471.7	9 February 2000 to 9 February 2009	***
	11 May 1999	1,454	335	426.8	11 May 2000 to 11 May 2009	***
	16 February 2000	5	52	388.0	16 February 2001 to 16 February 2010	***
	24 March 2000	1	381	457.2	24 March 2001 to 24 March 2010	***
	24 April 2001	5	45	370.1	24 April 2002 to 24 April 2011	***

*	Options granted under the Executive Share Option Plan 2001 to US based participants and options granted under the PacifiCorp Stock Incentive Plan are over ScottishPower ADSs. For the purpose of the table above, such options have been converted to ScottishPower ordinary shares as follows: one ScottishPower ADS equals four ScottishPower ordinary shares. The US $ ADS option exercise price was converted so that it may be represented in terms of ScottishPower ordinary shares. The price was further converted at the closing exchange rate on 31 March 2006 to be quoted in pence in the table above. Eligibility for participation in the Executive Share Option Plan 2001 was extended during the year ended 31 March 2003 to executive directors and certain senior managers in the US.

**	Options become exercisable in the following proportions: one third on the first anniversary of grant, a further one third on the second anniversary of grant, and the final one third on the third anniversary of grant.

***	Following the sale of PacifiCorp, participants will have 12 months in which to exercise their options.

#	Performance condition applied which has now been met.

##	Performance condition applied which as yet is untested.

Where reference is made to PacifiCorp Stock Incentive Plan, this is to identify the plan under which the options over ScottishPower ADSs have been granted. For the PacifiCorp Stock Incentive Plan, the date of grant refers to the date the original PacifiCorp Common Stock options were granted. These options were exchanged for options over ScottishPower ADSs following the acquisition on 29 November 1999.

(iii)    Range of exercise prices and remaining contractual life of share options at 31 March 2006

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (months)	Weighted average exercise price (pence)	Number exercisable	Weighted average exercise price (pence)
Between 300.5p and 350.0p	5,649	27	311.7	453	335.3
Between 350.5p and 400.0p	7,945	65	378.8	2,083	373.6
Between 400.5p and 450.0p	2,298	36	412.5	2,298	412.5
Between 450.5p and 500.0p	1,346	38	474.8	1,346	474.8
Between 500.5p and 550.0p	33	12	527.6	33	527.6
Between 550.5p and 600.0p	1,935	12	587.4	1,935	587.4

Total	19,206	43	391.1	8,148	450.6

(iv)    Shares in the company held under trust during the year are as follows:

2004/05	Notes		Dividends waived	Shares held at 1 April 2004 (000s)	Shares acquired during year (000s)	Shares transferred during year (000s)	Shares held at 31 March 2005 (000s)	Nominal value at 31 March 2005 £m	Market value at 31 March 2005 £m
Long Term Incentive Plan	(a	)	no	3,979	976	(896)	4,059	2.0	16.6
ScottishPower Sharesave Schemes	(b	)	yes	6,243	–	(298)	5,945	3.0	24.3
Executive Share Option Plan 2001	(c	)	yes	15,546	5,530	(1,949)	19,127	9.6	78.2
PacifiCorp Stock Incentive Plan	(d	)	no	59	–	(34)	25	–	0.1
Employee Share Ownership Plan	(e	)	no	3,815	1,181	(1,060)	3,936	2.0	16.1

				29,642	7,687	(4,237)	33,092	16.6	135.3

2005/06	Notes		Dividends waived	Shares held at 1 April 2005 (000s)	Shares acquired during year (000s)	Shares transferred during year (000s)	Shares held at 31 March 2006 (000s)	Nominal value at 31 March 2006 £m	Market value at 31 March 2006 £m
Long Term Incentive Plan	(a	)	no	4,059	–	(588)	3,471	1.7	20.2
ScottishPower Sharesave Schemes	(b	)	yes	5,945	–	(1,184)	4,761	2.4	27.7
Executive Share Option Plan 2001	(c	)	yes	19,127	–	(9,771)	9,356	4.7	54.5
PacifiCorp Stock Incentive Plan	(d	)	no	25	–	(25)	–	–	–
Employee Share Ownership Plan	(e	)	no	3,936	959	(1,331)	3,564	1.8	20.7

				33,092	959	(12,899)	21,152	10.6	123.1

(a)	Shares of the company are held under trust as part of the Long Term Incentive Plan for executive directors and other senior managers.

(b)	Shares of the company are held in two Qualifying Employee Share Ownership Trusts as part of the Scottish Power plc Sharesave Scheme and the Scottish Power UK plc Sharesave Scheme. Holders of options granted under the Scottish Power plc scheme will be transferred shares by the associated Trust upon the exercise of the options. As there are no longer any options outstanding under the Scottish Power UK plc scheme, it is intended to transfer shares held in the Scottish Power UK plc trust to the Scottish Power plc trust at a future time. Details of options granted under these schemes are disclosed above.

(c)	Shares of the company are held under trust as part of the Executive Share Option Plan 2001 for executive directors and other senior managers.

(d)	Options granted under the PacifiCorp Stock Incentive Plan were over ScottishPower ADSs; for the purposes of the table above, ADS options have been converted to ScottishPower ordinary share options as follows: one ScottishPower ADS option equals four ScottishPower ordinary share options.

(e)	Shares of the company are held in the Employee Share Ownership Plan Trust on behalf of employees of the ScottishPower group. Shares appropriated under the Free Element and the Matching Element are subject to forfeiture for a period of three years from the date of appropriation. Shares appropriated under the Partnership Element of the Employee Share Ownership Plan are not subject to forfeiture.

(f)	The company’s practice has been to purchase shares in the market through an employee benefit trust to satisfy options and awards granted under the Executive Share Option Plan 2001 and the Long Term Incentive Plan. New shares have been issued in relation to the Qualifying Employee Share Trusts associated with the Sharesave Schemes, the Executive Share Option Scheme, the PacifiCorp Stock Incentive Plan and the Employee Share Ownership Plan in the last ten years. In the ten year period to 31 March 2006, new shares issued to satisfy discretionary options and awards represented 0.58% of the issued share capital. New shares issued to satisfy options and awards under all share plans represented 3.75% of the issued share capital, leaving available dilution headroom of 6.25%.

(v)    Share option pricing

For the purposes of valuing options to arrive at the stock-based compensation charge, the Binomial model or the Monte Carlo option pricing models have been used, as appropriate. The assumptions used in the models were as follows:

	Binomial Model		Monte Carlo model
	2006	2005	2006	2005
Dividend yield	6.3%	6.6%	4.9%	5.3%
Risk-free interest rate	4.1%	5.0%	n/a	n/a
Volatility	20.8%	24.3%	15.3%	14.4%
Expected life of the options (years)	1-5	1-5	3	3

Binomial model

The expected volatility is based on historical volatility over the last three years and the risk-free interest rate is the yield on UK government bonds of a term consistent with the assumed option life.

Monte Carlo model

The expected volatility is based on historical volatility over the last two years.

The weighted average fair value of share options granted during the period were:

	2006 pence	2005 pence
Long Term Incentive Plan	197.0	166.0
ScottishPower Sharesave Schemes	66.0	71.0
Executive Share Option Plan 2001	–	59.0
Employee Share Ownership Plan	476.0	368.0

The charge for share-based payments in respect of share options is £7.9 million (2005 £6.8 million) which comprised entirely of equity-settled transactions.

(vi)    Purchases of equity securities made by the issuer during the year

No share purchases in the market were made during the year pursuant to the LTIP and the ExSOP. The company’s policy is to purchase in the market only the number of shares required to satisfy options and awards granted under the LTIP and the ExSOP.

The company obtained authority from shareholders at its 2005 AGM to make market purchases of up to 185,999,745 ordinary shares during the period of approximately 12 months after the AGM. On 10 February 2006, 1,750,000 ordinary shares were purchased for cancellation at an average price of 596.5 pence per share.

(b)    Subsequent events

On 4 May 2006 shareholder approval was obtained at an Extraordinary General Meeting of the company for a proposed return of cash to shareholders of £2.25 billion via a B Share structure including a capital restructuring, reorganisation and the issue of new ordinary shares and B Shares. Further details are given in Note 41.

33    Analysis of movements in equity attributable to equity holders of Scottish Power plc

	Note	Number of shares 000s	Share capital £m	Share premium £m	Hedge reserve £m	Translation reserve £m	Other reserves £m	Retained earnings/ (loss) £m	Total £m
At 1 April 2004		1,859,539	929.8	2,275.7	–	484.6	424.7	399.1	4,513.9
Exchange movement on translation of overseas results and net assets		–	–	–	–	(100.2)	–	–	(100.2)
Gains on net investment hedges		–	–	–	–	146.6	–	–	146.6
Actuarial losses on retirement benefits		–	–	–	–	–	–	(63.3)	(63.3)
Tax on items taken directly to equity		–	–	–	–	(46.4)	–	18.9	(27.5)
Loss for the year attributable to equity holders of Scottish Power plc		–	–	–	–	–	–	(193.4)	(193.4)
Dividends		–	–	–	–	–	–	(386.1)	(386.1)
Revaluation reserve arising on the purchase of the remaining 50% of the Brighton Power Station		–	–	–	–	–	5.8	–	5.8
Share capital issued
– ESOP		2,776	1.4	9.8	–	–	–	–	11.2
– PacifiCorp Stock Incentive Plan		3,029	1.5	9.2	–	–	–	–	10.7
Consideration paid in respect of purchase of own shares held under trust		–	–	–	–	–	–	(30.7)	(30.7)
Credit in respect of employee share awards		–	–	–	–	–	–	6.8	6.8
Consideration received in respect of sale of own shares held under trust		–	–	–	–	–	–	7.6	7.6

At 1 April 2005		1,865,344	932.7	2,294.7	–	484.6	430.5	(241.1)	3,901.4
Cumulative adjustment for the implementation of IAS 39 (net of tax)	43	–	–	–	416.6	(2.1)	–	(133.1)	281.4

At 1 April 2005 – as restated		1,865,344	932.7	2,294.7	416.6	482.5	430.5	(374.2)	4,182.8
Gains on effective cash flow hedges recognised		–	–	–	747.9	–	–	–	747.9
Exchange movement on translation of overseas results and net assets		–	–	–	–	244.1	–	–	244.1
Cumulative translation gain transferred to income statement on disposal of discontinued operations (net of tax)		–	–	–	–	(484.6)	–	–	(484.6)
Losses on net investment hedges		–	–	–	–	(276.5)	–	–	(276.5)
Gains on revaluation of available-for-sale securities		–	–	–	–	–	–	0.4	0.4
Actuarial gains on retirement benefits		–	–	–	–	–	–	39.1	39.1
Tax on items taken directly to equity		–	–	–	(224.9)	42.7	–	(11.0)	(193.2)
Profit for the year attributable to equity holders of Scottish Power plc		–	–	–	–	–	–	1,543.3	1,543.3
(Gains)/losses removed from equity and recognised in the year		–	–	–	(493.1)	–	–	8.6	(484.5)
Tax on items transferred from equity		–	–	–	148.7	–	–	(3.3)	145.4
Dividends		–	–	–	–	–	–	(428.1)	(428.1)
Share capital issued
– ESOP		2,343	1.1	11.0	–	–	–	–	12.1
– PacifiCorp Stock Incentive Plan		5,299	2.7	20.3	–	–	–	–	23.0
Share buy-back		(1,750)	(0.9)	–	–	–	0.9	(10.4)	(10.4)
Consideration paid in respect of purchase of own shares held under trust		–	–	–	–	–	–	(3.3)	(3.3)
Credit in respect of employee share awards		–	–	–	–	–	–	7.9	7.9
Consideration received in respect of sale of own shares held under trust		–	–	–	–	–	–	35.5	35.5

At 31 March 2006		1,871,236	935.6	2,326.0	595.2	8.2	431.4	804.5	5,100.9

(a)	Other reserves comprise a revaluation reserve of £5.8 million (2005 £5.8 million), a capital redemption reserve of £19.2 million (2005 £18.3 million) and a merger reserve of £406.4 million (2005 £406.4 million).

(b)	Expected realisation of the hedge reserve

The following represents the profile of gains and losses included within the hedge reserve at the year end, which are expected to be realised in the income statement in the course of the next 5 years and thereafter.

Hedge reserve	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	Thereafter £m	Total £m
Gains and (losses) on effective cash flow hedges	507.5	190.8	110.5	36.2	6.3	3.3	854.6
Deferred tax							(259.4)

Net hedge reserve							595.2

(c)	Cumulative goodwill written off to retained earnings as at 31 March 2006 was £572.3 million (2005 £572.3 million).

34    Minority interests

	Notes		Equity 2006 £m	Non-equity 2006 £m	Total 2006 £m	Equity 2005 £m	Non-equity 2005 £m	Total 2005 £m
At 1 April			3.2	52.5	55.7	3.4	57.5	60.9
Reclassification on implementation of IAS 32	(a	)	–	(52.5)	(52.5)	–	–	–

At 1 April – as restated			3.2	–	3.2	3.4	57.5	60.9
Redemption of preferred stock of PacifiCorp	(b	)	–	–	–	–	(4.1)	(4.1)
Group income statement			0.4	–	0.4	1.3	3.4	4.7
Dividends paid to minority interests			(2.5)	–	(2.5)	(1.5)	(2.8)	(4.3)
Acquisition of the remaining 50% of a subsidiary			(1.0)	–	(1.0)	–	–	–
Exchange			–	–	–	–	(1.5)	(1.5)

At 31 March			0.1	–	0.1	3.2	52.5	55.7

(a)	On the implementation of IAS 32 on 1 April 2005, minority interests previously classified as non-equity were reclassified as liabilities.

(b)	Non-equity minority interests at 31 March 2005 included 100% of the preferred stock and preferred stock subject to mandatory redemption of PacifiCorp. Of the total preferred stock subject to mandatory redemption at 31 March 2005, £2.0 million was due to be redeemed within 1 year, £2.0 million was due to be redeemed within the following year with the remaining £23.8 million redeemable after 2 years. The fair value of preferred stock subject to mandatory redemption at 31 March 2005 was £29.6 million. The fair value of other preferred stock was not materially different from its book value. The weighted average rate of return on preferred stock subject to mandatory redemption was 7.5% and on other preferred stock was 5.1%.

35    Retirement benefit obligations

(a)    Group pension arrangements

Following a review of the group’s UK pension arrangements, the ScottishPower Final Salary LifePlan and the ScottishPower Executive Top-Up Plan were merged with the ScottishPower Pension Scheme as at 31 March 2006. This will lead to economies of scale in relation to the ongoing running costs in the delivery of the pension benefits due to the group’s current and past staff. From 1 April 2006 new entrants will have access to a defined contribution Stakeholder Pension Plan. The merged ScottishPower Pension Scheme and the Manweb Pension Scheme are closed to new entrants.

In the UK pension arrangements the age profile of the two closed defined benefit schemes is expected to rise over time, due to the lack of new entrants. This will in turn result in increasing service costs for these two schemes due to the method of actuarial valuation used (the projected unit method). The group believes that the projected unit method is appropriate when adopted across all schemes (closed and open), and in aggregate provides a reasonable basis for assessing the group’s pension costs.

As a result of the proposed return of cash to shareholders and capital reorganisation on the sale of PacifiCorp, ScottishPower reached agreement with the trustees of the UK Pension schemes to make special contributions to each scheme in order to fund the deficit (as at 31 December 2005) in respect of each scheme over a period of up to 5 years.

ScottishPower made an aggregate lump sum payment of £28.2 million during March 2006 into the relevant schemes. On completion of the return of cash to shareholders, an aggregate lump sum contribution of £100.0 million will be made to the relevant schemes and four further aggregate annual payments of £13.2 million will be made to the relevant schemes commencing on 31 March 2007, subject to a deficit continuing in those schemes at each due payment date. ScottishPower has received a clearance statement from the Pensions Regulator, that it would not be reasonable to impose liability for a contribution notice on the applicants to the clearance application in respect of the proposed return of cash.

Each of the pension schemes are invested in an appropriately diversified range of equities, bonds, property and private markets. The broad proportions of each asset class in which the schemes aim to be invested are as follows, however it is important to note that this may vary from time to time as markets change and as cash may be held for strategic reasons.

	Equities %	Bonds %	Property %	Private markets %	Total %
ScottishPower	66	26	8	–	100
Manweb	60	40	–	–	100
Final Salary LifePlan	100	–	–	–	100
US pensions	58	35	–	7	100
US other post-retirement benefits	64	35	–	1	100

In broad terms, the investment strategies adopted by the schemes aim to ensure that sufficient assets are available to meet scheme liabilities as they fall due. The ScottishPower and Manweb schemes’ investment strategies reflect the large and growing proportion of their liabilities which relate to pensions in payment and therefore include a growing bond element. A significant equity element is still retained, however, to provide potential for long-term outperformance relative to bonds and therefore to reduce the group’s contribution requirements. This strategy will be reviewed on an ongoing basis by the trustees and they will continue to seek the company’s views and comments on asset allocation.

US arrangements are managed and invested in accordance with all applicable requirements, including the Employee Retirement Income Security Act (“ERISA”) and the Internal Revenue Service (“IRS”) revenue code. The ERISA is the US legislation which regulates pension institutions in a number of areas. The US arrangements employs an investment approach whereby a mix of equities and fixed income investments are used to maximise the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Equity investments are diversified across US and non-US stocks, as well as growth, value, small and large capitalisation. Fixed income investments are diversified across US and non-US bonds. Other assets such as private equity are used judiciously with a view to enhancing long-term returns while improving portfolio diversification. The US arrangements primarily minimises the risk of large losses through diversification but also monitors and manages other aspects of risk through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

ScottishPower

Scottish Power UK plc operates a funded pension scheme of the company providing defined retirement and death benefits based on final pensionable salary. This scheme was open prior to 1 January 1999 to employees of ScottishPower. Members are required to contribute to the Scheme at a rate of 5% of pensionable salary. Scottish Power UK plc meets the balance of cost of providing benefits, and company contributions paid are based on the results of the formal actuarial valuation of the Scheme and are agreed by Scottish Power UK plc and the Scheme Trustees.

The assets of the Scheme are held separately from those of the company in a trustee administered fund. Included in the Scheme assets are 110,168 ScottishPower shares (£641,177, based on market value as at 31 March 2006), purchased only as part of a pooled strategy to match the relative weightings in the UK Stock Exchange index.

The pension charge for the year is based on the advice of the Scheme’s independent qualified actuary.

Following the formal actuarial valuation of the Scheme as at 31 March 2003, employer contributions of 15% of pensionable salaries were reinstated from that date. At the point of the merger of the Final Salary LifePlan and the Executive Top-Up Plan into the ScottishPower Pension Scheme the company paid a lump sum payment of £14.8 million to fund the deficits in these schemes. This amount was paid in March 2006 and, on completion of the return of cash to shareholders, a further £18.0 million lump sum payment will be paid to the scheme. Four annual payments of £2.0 million will be made to the scheme commencing on 31 March 2007, subject to a deficit continuing in those schemes at each due payment date.

Manweb

Prior to 1 January 1999, most of the Manweb employees were entitled to join the Manweb Group of the Electricity Supply Pension Scheme, which provides pension and other related benefits based on final pensionable salary to employees throughout the Electricity Supply Industry in England & Wales. The ongoing contributions to the Scheme are based on the results of the formal actuarial valuation of the Scheme and the advice of the Scheme Actuary.

The assets are held in a separate trustee administered fund. The Scheme assets no longer include any ScottishPower shares. For funding and expensing purposes the Scheme assets are taken at market value plus a smoothing adjustment appropriate at the valuation date.

The pension charge for the year is based on advice from an independent qualified actuary.

The actual contributions payable by participating employers during the year ranged between 8.1% and 14.1% for different sections of membership (but tending towards the higher rates), or other rates for particular groups or as required by a business transfer agreement. The rates of contributions payable have been reviewed following the results of the formal actuarial valuation of the Scheme as at 31 March 2004. The contributions payable have been increased, principally by a lump sum payment paid in March 2005 of £26.8 million. As described above, as a result of the return of cash to shareholders following the sale of PacifiCorp, the company agreed an enhanced funding plan with the trustees, a £13.4 million lump sum payment was paid in March 2006 and, on completion of the return of cash to shareholders, a further £82.0 million lump sum payment will be paid to the scheme. Four annual payments of £11.2 million will be made to the scheme commencing on 31 March 2007, subject to a deficit continuing in those schemes at each due payment date.

Final Salary LifePlan

Up until 31 March 2005 the assets of the LifePlan were held in a separate trustee administered fund. The pension charge for the year is based on the advice of the LifePlan’s independent qualified actuary, representing the assessed balance of cost of the accruing benefits after allowing for members’ contributions of 5% of pensionable salaries. The same actuarial assumptions have been adopted for both funding and expensing purposes.

The Final Salary LifePlan closed to new entrants with effect from 31 March 2006. A seperate Stakeholder Pension Plan was established for new entrants from 1 April 2006. Future service benefits within the Final Salary LifePlan were also changed from that date. Most significantly, the Normal Retirement Age was increased from 63 to 65 and pension increases in payment were reduced from the increase in the Retail Prices Index subject to a maximum of 5% p.a. to a maximum of 2.5% p.a. From 1 April 2006 the LifePlan benefits will be provided from the LifePlan section of the merged ScottishPower Pension Scheme.

The actual contributions payable by participating employers during the year were 15% of pensionable salaries, except where required by a business transfer agreement.

US arrangements

The US businesses operate pension plans covering substantially all their employees. Benefits are based on the employee’s years of service and final pensionable salary, adjusted to reflect estimated social security benefits. Pension costs are funded annually by no more than the maximum amount which can be deducted for federal income tax purposes. The US businesses pension figures in these Accounts include the unfunded SERP. The SERP accounts for less than 5% of the US businesses’ liabilities. The US businesses meet the entire cost of accruing benefits under the US businesses’ plans. The assets for the funded Plan are held in a separate fund. For funding and expensing purposes, the Plan assets are valued at market levels, and liabilities costed on financial assumptions in line with market return expectations.

In March 2006 the regulated business, PacifiCorp was sold by ScottishPower, with ScottishPower retaining the US non-regulated businesses. The disposal of PacifiCorp is reflected in the closing deficit position for US pension arrangements.

The pension charge for the year is based on the advice of the Plan’s independent qualified actuary.

The actual contributions payable by participating employers during the year were 15.9% of pensionable earnings. The employers’ planned contribution for 2006/07 are 6.0% of pensionable earnings.

The US businesses also provided other post-retirement benefits to certain employees. The group has provided £2.9 million as at 31 March 2006 (2005 £133.2 million) for these benefits. The related charge for the year was £8.5 million (2005 £21.3 million). The split of the charge between continuing and discontinued operations was £0.3 million and £8.2 million respectively. Further details of these benefits are disclosed below.

Additional pension arrangements

The group also operates pension arrangements for senior executives, namely the ScottishPower Executive Top-Up Plan (for benefits which are held within UK Inland Revenue limits) and the Unfunded Unapproved Retirement Benefit Scheme (“UURBS”) for benefits beyond these limits. The UURBS has no invested assets and the group has provided £22.2 million as at 31 March 2006 (2005 £17.4 million) for the benefit promises which will ultimately be paid by the group.

Further details of the group’s pensions arrangements, as required under US GAAP, are disclosed in Note 44.

(b)	The amounts recognised in the balance sheet in respect of retirement benefit obligations are detailed below:

	31 March 2006 £m	31 March 2005 £m
UK pension arrangements	(145.6)	(210.4)
US pension arrangements	(7.0)	(291.9)
US other post-retirement benefits	(2.9)	(133.2)

	(155.5)	(635.5)

(c)    Pensions

The group operates defined benefit and defined contribution pension schemes as described earlier in this Note. Formal actuarial valuations were carried out as described earlier and updated to 31 March 2006 by a qualified independent actuary. The pension figures shown below for the year ended 31 March 2006 and for the year ended 31 March 2005 comply with the current pension accounting standard, IAS 19. Figures are shown separately for the UK and US arrangements. The major assumptions applied by the actuary are given in footnote (e).

(i)	Analysis of net liability relating to pensions

	UK pension arrangements Value at 31 March 2006 £m	UK pension arrangements Value at 31 March 2005 £m	US pension arrangements Value at 31 March 2006 £m	US pension arrangements Value at 31 March 2005 £m
Present value of funded obligations	(2,808.7)	(2,443.8)	(23.7)	(710.3)
Fair value of scheme assets	2,685.3	2,250.8	18.7	418.4

	(123.4)	(193.0)	(5.0)	(291.9)
Present value of unfunded obligations	(22.2)	(17.4)	(2.0)	–

Net liability	(145.6)	(210.4)	(7.0)	(291.9)

Amounts in the balance sheet:
Liabilities	(145.6)	(210.4)	(7.0)	(291.9)
Assets	–	–	–	–

Net liability	(145.6)	(210.4)	(7.0)	(291.9)

(ii)	The amounts recognised are as follows:

	UK pension arrangements Year to 31 March 2006 £m	UK pension arrangements Year to 31 March 2005 £m	US pension arrangements Year to 31 March 2006 £m	US pension arrangements Year to 31 March 2005 £m
Current service cost	43.4	35.5	17.7	14.9
Interest on obligation	129.9	127.0	42.5	39.6
Expected return on scheme assets	(143.7)	(135.2)	(40.1)	(35.4)
Past service cost	18.5	–	–	1.3

Total income statement charge*	48.1	27.3	20.1	20.4

Actual return on scheme assets	469.0	209.6	56.0	35.6

Net actuarial (gains)/losses recognised in the Statement of Recognised Income and Expense	(49.1)	64.6	(3.9)	24.4

*	The amounts above are stated before capitalisation of employee costs relating to self-constructed assets.

(iii)	The split of the amounts recognised in the income statement, in relation to the US pension arrangements for the years ending 31 March 2006 and 2005 between continuing and discontinued operations is as follows:

	Continuing operations		Discontinued operations
	US pension arrangements Year to 31 March 2006 £m	US pension arrangements Year to 31 March 2005 £m	US pension arrangements Year to 31 March 2006 £m	US pension arrangements Year to 31 March 2005 £m
Current service cost	0.9	0.5	16.8	14.4
Interest on obligation	1.2	1.0	41.3	38.6
Expected return on scheme assets	(1.1)	(1.0)	(39.0)	(34.4)
Past service cost	–	0.1	–	1.2

Total income statement charge*	1.0	0.6	19.1	19.8

Actual return on scheme assets	1.5	0.1	54.5	35.5

Net actuarial losses/(gains) recognised in the Statement of Recognised Income and Expense	–	0.6	(3.9)	23.8

*	The amounts above are stated before capitalisation of employee costs relating to self-constructed assets.

(iv)	Changes in the present value of the defined benefit obligation are as follows:

	UK pension arrangements Year to 31 March 2006 £m	UK pension arrangements Year to 31 March 2005 £m	US pension arrangements Year to 31 March 2006 £m	US pension arrangements Year to 31 March 2005 £m
Defined benefit obligation at 1 April	2,461.2	2,257.3	710.3	692.1
Current service cost	43.4	35.5	17.7	14.9
Interest on obligation	129.9	127.0	42.5	39.6
Scheme members’ contributions	10.4	8.9	–	–
Past service costs	18.5	–	–	1.3
Actuarial losses	276.2	139.0	12.0	24.6
Liabilities extinguished on settlements	–	–	(0.9)	–
Disposal of PacifiCorp	–	–	(765.3)	–
Benefits paid	(108.7)	(106.5)	(49.6)	(42.5)
Exchange differences on foreign plans	–	–	59.0	(19.7)

Defined benefit obligation at 31 March	2,830.9	2,461.2	25.7	710.3

Analysis of defined benefit obligation
Plans that are wholly or partly funded	2,808.7	2,443.8	23.7	710.3
Plans that are wholly unfunded	22.2	17.4	2.0	–

Total	2,830.9	2,461.2	25.7	710.3

(v)	Changes in the fair value of scheme assets are as follows:

	UK pension arrangements Year to 31 March 2006 £m	UK pension arrangements Year to 31 March 2005 £m	US pension arrangements Year to 31 March 2006 £m	US pension arrangements Year to 31 March 2005 £m
Fair value of scheme assets at 1 April	2,250.8	2,085.3	418.4	402.0
Expected return on scheme assets	143.7	135.2	40.1	35.4
Actuarial gains	325.3	74.4	15.9	0.2
Assets distributed on settlements	–	–	(1.1)	–
Employer contributions	63.8	53.5	38.5	35.9
Scheme members’ contributions	10.4	8.9	–	–
Disposal of PacifiCorp	–	–	(476.3)	–
Benefits paid	(108.7)	(106.5)	(49.6)	(42.5)
Exchange differences on foreign plans	–	–	32.8	(12.6)

Fair value of scheme assets at 31 March	2,685.3	2,250.8	18.7	418.4

(d)    Other post-retirement benefits

ScottishPower’s US operations provide post-retirement healthcare and life assurance benefits to certain employees. Actuarial valuations were carried out as at 31 March 2006 by a qualified independent actuary. The other post-retirement benefit figures shown below for the year ended 31 March 2006 and for the year ended 31 March 2005 comply with the current pension accounting standard, IAS 19. The major assumptions used by the actuary are described in footnote (e).

(i)	The amounts recognised in the balance sheet are as follows:

	Other post- retirement benefits Value at 31 March 2006 £m	Other post- retirement benefits Value at 31 March 2005 £m
Present value of funded obligations	(5.3)	(292.2)
Fair value of scheme assets	2.4	159.0

Net liability	(2.9)	(133.2)

(ii) The amounts recognised in the income statement are as follows:

	Other post- retirement benefits Year to 31 March 2006 £m	Other post- retirement benefits Year to 31 March 2005 £m
Current service cost	5.1	4.9
Interest on obligation	17.5	16.6
Expected return on scheme assets	(14.1)	(12.8)
Past service cost	–	12.6

Total income statement charge*	8.5	21.3

Actual return on scheme assets	14.0	9.8

Net actuarial losses/(gains) recognised in the Statement of Recognised Income and Expense	13.9	(25.7)

*	The amounts above are stated before capitalisation of employee costs relating to self-constructed assets.

(iii)	The split of the amounts recognised in the income statement for the years ending 31 March 2006 and 2005 between continuing and discontinued operations is as follows:

	Continuing operations Other post-retirement benefits		Discontinued operations Other post-retirement benefits
	Year to 31 March 2006 £m	Year to 31 March 2005 £m	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Current service cost	0.2	0.1	4.9	4.8
Interest on obligation	0.3	0.3	17.2	16.3
Expected return on scheme assets	(0.2)	(0.2)	(13.9)	(12.6)
Past service cost	–	0.2	–	12.4

Total income statement charge*	0.3	0.4	8.2	20.9

Actual return on scheme assets	0.2	0.2	13.8	9.6

Net actuarial losses/(gains) recognised in the Statement of Recognised Income and Expense	0.2	(0.4)	13.7	(25.3)

*	The amounts above are stated before capitalisation of employee costs relating to self-constructed assets.

(iv)	Changes in the present value of the defined benefit obligation are as follows:

	Other post- retirement benefits Year to 31 March 2006 £m	Other post- retirement benefits Year to 31 March 2005 £m
Defined benefit obligation at 1 April	292.2	312.1
Current service cost	5.1	4.9
Interest on obligation	17.5	16.6
Scheme members’ contributions	4.7	3.9
Past service costs	–	12.6
Actuarial losses/(gains)	13.8	(28.7)
Disposal of PacifiCorp	(333.5)	–
Benefits paid	(23.7)	(21.7)
Exchange	29.2	(7.5)

Defined benefit obligation at 31 March	5.3	292.2

Analysis of defined benefit obligation
Plans that are wholly or partly funded	5.3	292.2
Plans that are wholly unfunded	–	–

Total	5.3	292.2

(v)	Changes in the fair value of scheme assets are as follows:

	Other post- retirement benefits Year to 31 March 2006 £m	Other post- retirement benefits Year to 31 March 2005 £m
Fair value of scheme assets at 1 April	159.0	157.1
Expected return on scheme assets	14.1	12.8
Actuarial losses	(0.1)	(3.0)
Employer contributions	15.5	13.9
Scheme members’ contributions	4.7	3.9
Disposal of PacifiCorp	(184.3)	–
Benefits paid	(23.7)	(21.7)
Exchange	17.2	(4.0)

Fair value of scheme assets at 31 March	2.4	159.0

(e)    Actuarial assumptions

(i)	The major assumptions used by the actuary at the balance sheet date for both the pensions and other post-retirement benefits arrangements were as follows and are expressed as weighted averages:

	UK arrangements at 31 March 2006	UK arrangements at 31 March 2005	US arrangements at 31 March 2006	US arrangements at 31 March 2005
Rate of increase in salaries	4.4% p.a.	4.4% p.a.	4.0% p.a.	4.0% p.a.
Rate of increase in deferred pensions	2.9% p.a.	2.9% p.a.	n/a	n/a
Rate of increase in pensions in payment	2.9% p.a.	2.9% p.a.	n/a	n/a
Discount rate	5.0% p.a.	5.4% p.a.	5.75% p.a.	5.75% p.a.
Inflation assumption	2.9% p.a.	2.9% p.a.	3.0% p.a.	3.0% p.a.
Proportion of employees opting for early retirement	n/a	n/a	70%	70%
Annual increase in healthcare costs	n/a	n/a	10% phasing to 5%	9.5% phasing to 5%

Changes in assumed healthcare cost trend rates are not expected to have a significant effect on the amounts recognised in the income statement or balance sheet.

(ii)	The weighted average life expectancy for mortality used to determine the benefit obligations were as follows:

Member age 63 (current life expectancy)	UK arrangements at 31 March 2006	UK arrangements at 31 March 2005	US arrangements at 31 March 2006	US arrangements at 31 March 2005
Male	20.1	18.6	19.3	18.3
Female	24.3	22.6	21.8	23.1

Member age 45 (life expectancy at age 63)

Male	22.1	20.3	19.3	18.3
Female	26.4	24.4	21.8	23.1

(iii)	Allowance for cash commutation

Within the UK pension schemes, members are assumed to commute 25% of their benefits for a tax-free cash sum where this option is available.

(iv)	The weighted average asset allocations at the year end were as follows:

	UK pension arrangements Asset allocations at 31 March 2006	UK pension arrangements Asset allocations at 31 March 2005	US pension arrangements Asset allocations at 31 March 2006	US pension arrangements Asset allocations at 31 March 2005	Other post- retirement benefits Asset allocations at 31 March 2006	Other post- retirement benefits Asset allocations at 31 March 2005
Equities	64.2%	63.4%	58.3%	55.6%	63.6%	62.0%
Bonds	28.3%	29.6%	34.8%	34.5%	34.9%	36.0%
Property	5.2%	5.5%	n/a	n/a	n/a	n/a
Cash	2.3%	1.5%	n/a	n/a	n/a	n/a
Private markets	n/a	n/a	6.9%	9.9%	1.5%	2.0%

The expected returns on each asset class were as follows:

	UK pension arrangements Long-term rates of return expected at 31 March 2006	UK pension arrangements Long-term rates of return expected at 31 March 2005	US pension arrangements Long-term rates of return expected at 31 March 2006	US pension arrangements Long-term rates of return expected at 31 March 2005	Other post- retirement benefits Long-term rates of return expected at 31 March 2006	Other post- retirement benefits Long-term rates of return expected at 31 March 2005
Equities	7.5%	7.3% p.a.	9.25%	9.25% p.a.	9.25%	9.25% p.a.
Bonds	4.3%	4.7% p.a.	6.5%	6.5% p.a.	6.5%	6.5% p.a.
Property	6.5%	6.3% p.a.	n/a	n/a	n/a	n/a
Cash	4.2%	4.45% p.a.	n/a	n/a	n/a	n/a
Private markets	n/a	n/a	14.0%	14.0% p.a.	14.0%	14.0% p.a.

Expected return on scheme assets	6.5% p.a.	6.4% p.a.	8.75% p.a.	8.8% p.a.	8.75% p.a.	8.4% p.a.

For the UK pension arrangements, the long-term rates of return have been derived as follows:

•	Equities: the long-term UK Government fixed interest stock yield, plus 3.5% p.a.

•	Bonds: an appropriate weighted average of long-term UK Government and UK corporate bond yields reflecting the actual split of holdings.

•	Property: the long-term equities rate of return less 1% p.a.

•	Cash: the current UK base rate of interest.

In all cases, for IAS 19 reporting purposes the long-term rates of return have been reduced by 0.3% p.a. (2005 0.3% p.a., 2004 0.3% p.a.) to reflect scheme expenses to arrive at the figures shown above.

For the US pension and other post-retirement healthcare arrangements, the long-term rates of return have been derived as follows:

•	Equities: an expected real return of 6.25% plus 3% long-term inflation.

•	Bonds: an expected real return of 3.50% plus 3% long-term inflation.

•	Private markets: an expected real return of 11% plus 3% long-term inflation.

These return assumptions are based on both historical performance and independent advisers’ forward-looking views of the financial markets.

(f)    History of experience gains and losses

The amounts for the current and comparative period in relation to defined benefit plans are given below:

Defined benefit pension schemes	UK arrangements at 31 March 2006 £m	UK arrangements at 31 March 2005 £m	US arrangements at 31 March 2005 £m
Difference between expected and actual return on scheme assets:
– amount	325.3	74.4	0.2
– percentage of scheme assets	12%	3%	0%
Experience gains and losses on scheme liabilities:
– amount	18.1	(28.7)	(5.2)
– percentage of scheme liabilities	1%	(1)%	(1)%
Total gains and losses:
– amount	49.1	(64.6)	(24.4)
– percentage of scheme liabilities	2%	(3)%	(3)%

The US pension scheme assets and liabilities at 31 March 2006 are not material. The experience loss on scheme liabilities for these schemes in 2006 was £5.5 million.

The amounts for the current and comparative period in relation to other post-retirement benefits are given below:

Other post-retirement benefits	Other post- retirement benefits at 31 March 2005 £m
Difference between expected and actual return on scheme assets:
– amount	(3.0)
– percentage of scheme assets	(2)%
Experience gains and losses on scheme liabilities:
– amount	36.4
– percentage of scheme liabilities	12%
Total gains and losses:
– amount	25.7
– percentage of scheme liabilities	9%

The US other post-retirement benefits scheme assets and liabilities at 31 March 2006 are not material. The experience loss on scheme liabilities for this scheme in 2006 was £15.6 million.

36    Contingent liabilities

Thus flotation

In November 1999, the group floated a minority stake in its internet and telecommunications business, Thus plc. This gave rise to a contingent liability to corporation tax on chargeable gains, estimated at amounts up to £570 million. On 19 March 2002, the group demerged its residual holding in Thus Group plc (the new holding company of Thus plc). The charge referred to above could still arise, in certain circumstances, before 19 March 2007. Members of the ScottishPower group have agreed to indemnify Thus Group plc for any such liability, except in circumstances arising without the consent of the ScottishPower group.

Legal proceedings

The group’s businesses are parties to various legal claims, actions and complaints, certain of which may involve material amounts. Although the group is unable to predict with certainty whether or not it will ultimately be successful in these legal proceedings or, if not, what the impact might be, the directors currently believe that disposition of these matters will not have a materially adverse effect on the group’s Accounts.

37    Financial commitments

(a)    Capital commitments

	2006 £m	2005 £m
Contracted but not provided – continuing operations	532.1	244.4

(b)    Other contractual commitments

(i)    UK energy purchase commitments

Long-term wholesale power, gas and coal contracts

In the UK, ScottishPower manages its energy resource requirements by integrating long-term firm, short-term and spot market purchases with its own generating resources to manage volume and price volatility and maximise value across the energy value chain. As part of its UK energy resource portfolio, ScottishPower is committed under long-term purchase contracts to purchases of £2,613.6 million, £1,651.8 million, £848.0 million, £524.5 million and £401.4 million for the years 2007 to 2011 respectively and £1,913.8 million thereafter.

(ii)    PPM contractual commitments

At 31 March 2006, PPM had purchase commitments of £1,229.1 million, £84.6 million, £87.7 million, £36.9 million and £19.6 million for the years 2007 to 2011 and £nil thereafter. PPM’s contractual commitments primarily consist of electricity and gas purchases made to optimise returns from generation resources and commercial activities.

38    Operating lease arrangements

Operating lease payments – continuing operations

	2006 £m	2005 £m
Minimum lease payments under operating leases recognised as an expense in the year	30.0	27.8
Sublease payments recognised as an expense in the year	0.3	0.8

	2006 £m	2005 £m
The future minimum lease payments under non-cancellable operating leases are as follows:
Within one year	10.8	9.6
Between one and five years	27.3	22.1
More than five years	67.6	65.2

	105.7	96.9

The group leases various property, plant and equipment under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

Contingent based operating lease rents recognised as an expense in the income statement were £14.2 million (2005 £10.7 million).

Total future minimum non-cancellable sublease rentals expected to be received are £0.8 million (2005 £1.4 million).

Operating lease receivables – continuing operations	2006 £m	2005 £m
The future minimum lease payments receivable under non-cancellable operating leases are as follows:
Within one year	2.7	2.8
Between one and five years	7.0	7.5
More than five years	7.6	8.0

	17.3	18.3

The group leases fibre optic cable as ground wire for certain transmission lines and other equipment under operating leases. The lease arrangements have initial terms of 1 to 99 years and some contain provisions to extend the term at the option of the lessee. The leases have varying terms, escalation clauses and renewal rights.

39    Related party transactions

(a)    Trading transactions and balances arising in the normal course of business

			Sales/(purchases) to/(from) other group companies during the year		Amounts due from/(to) other group companies as at 31 March
Type of related party	Note		2006 £m	2005 £m	2006 £m	2005 £m
Sales by related party
Jointly controlled entities	(i	)	6.7	113.6	1.7	2.4

Purchases by related party
Jointly controlled entities	(i	)	(0.3)	(86.9)	–	–
Jointly controlled operations			(36.0)	(42.3)	(4.2)	(5.5)

During the year ended 31 March 2006, ScottishPower made management and similar charges to jointly controlled entities of £0.5 million (2005 £0.5 million).

During the prior year ended 31 March 2005, ScottishPower Energy Retail Limited acquired customers from N.E.S.T. Makers Limited, a jointly controlled entity, for £2.1 million.

(i)	On 28 September 2004, the group purchased the remaining 50% of the share capital of South Coast Power Limited and Shoreham Operating Company Limited (together “Brighton Power Station”). As a result Brighton Power Station ceased to be a jointly controlled entity from this date. The sales and purchases for 2005 include those transactions between the group and Brighton Power Station for the period from 1 April 2004 to 27 September 2004.

(b)    Funding transactions and balances arising in the normal course of business

	Interest payable to other group companies during the year		Amounts due to other group companies as at 31 March
Type of related party	2006 £m	2005 £m	2006 £m	2005 £m
Jointly controlled entities	(0.6)	(0.6)	(11.0)	(10.6)
Jointly controlled operations	–	–	(2.1)	–

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. During the year ended 31 March 2006, SP Distribution Limited provided funding of £0.9 million to Scottish Electricity Settlements Limited (“SESL”) of which £0.7 million was outstanding at the year end. The majority of the balance outstanding will be recovered direct from ELEXON, the Balancing and Settlement Code Company, in the year ending 31 March 2007. SESL has ceased trading and is to be wound up.

Amounts due to other group companies at 31 March 2006 include an amount of £7.4 million due from SESL. This balance is not expected to be recovered and as a result has been fully provided.

(c)    Remuneration of key management personnel

The remuneration of the key management personnel of the group (which includes the Executive Team) is set out below.

	2006 £m	2005 £m
Short-term employee benefits	6.6	7.3
Post-employment benefits	4.1	1.9
Termination benefits	9.4	–
Share-based payment	2.3	1.5

	22.4	10.7

40    Accounting developments

In preparing these Accounts, the group has applied all relevant IAS, IFRS and Interpretations issued by the IFRIC which have been adopted by the EU as of the date of approval of these Accounts. The group does not expect that the adoption, in the future, by the EU of other IAS, IFRS and Interpretations of the IFRIC issued by the IASB but not yet approved by the EU will have a material effect on the group’s results and financial position. Assuming IFRS 7 ‘Financial Instruments: Disclosures’ is approved by the EU, this standard will be mandatory for the group for the year ending 31 March 2008. This standard would require the group to disclose additional information about its financial instruments, their significance and the nature and extent of the risks to which they give rise, together with greater details as to the fair value of its financial instruments and its risk exposure. There will be no effect on the group’s income or net assets of any future implementation of this standard.

41    Subsequent events

On 4 May 2006 shareholder approval was obtained at an Extraordinary General Meeting of the company for a proposed return of cash to shareholders of £2.25 billion via a B share structure including a capital reorganisation, and the issue of new ordinary shares and B shares.

On 15 May 2006, one in every three of the company’s existing ordinary shares were reclassified into B shares. The company’s existing ordinary shares were subdivided and consolidated so that shareholders received approximately 1.1905 new ordinary shares for every existing ordinary share remaining after the reclassification.

Following the reclassification and the subdivision and consolidation, on 15 May 2006 there were 1,485,952,052 new ordinary shares and 623,864,749 B shares in issue all of which were admitted to the London Stock Exchange’s main market for listed securities on that date.

In accordance with the terms of the B share prospectus, shareholders were able to elect between the following alternatives in respect of each B share that they held:

•	to receive a dividend of £3.60 after which the B Share would be converted into a deferred share with a negligible value;

•	to have it repurchased by the company for £3.60; or

•	to retain it and have the opportunity for it to be repurchased by the company on certain future dates up to 2011 for £3.60.

As a result of elections received from shareholders, on 22 May 2006 the company declared a B share dividend of £3.60 per share in respect of 370,655,937 B shares, totalling £1,334.4 million, and agreed to acquire a further 240,324,768 B Shares for a total consideration of £865.2 million (such repurchased B shares to be cancelled).

42    Reconciliation of previously reported financial statements under UK GAAP to IFRS

The group has presented its Accounts under IFRS for the first time in 2005/06. The following disclosures are required in the first year of preparation of accounts under IFRS. The following disclosures are provided below:

(a)	reconciliation of the group profit and loss account under UK GAAP to the group income statement under IFRS for the year ended 31 March 2005;

(b)	reconciliation of the group balance sheet under UK GAAP to IFRS as at 1 April 2004;

(c)	reconciliation of the group balance sheet under UK GAAP to IFRS as at 31 March 2005;

(d)	reconciliation of the group cash flow statement under UK GAAP to IFRS for the year ended 31 March 2005;

(e)	notes to income statement reclassifications;

(f)	notes to balance sheet reclassifications; and

(g)	notes to IFRS remeasurements.

On transition to IFRS, the group has taken advantage of the following exemptions contained within IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’:

•

Business combinations: the group has elected not to restate business combinations accounted for prior to 1 April 2004, the group’s date of transition to IFRS. Acquisitions after this date, namely Damhead Creek and Brighton Power Station, have been restated to comply with IFRS 3 ‘Business Combinations’;

•	Revaluation as deemed cost: Manweb distribution assets, which were last revalued in 1997, have been deemed to be recorded at cost;

•	Employee benefits: the cumulative actuarial losses relating to retirement benefits at the date of transition to IFRS have been recognised in retained earnings;

•

Financial instruments: the group has elected not to prepare comparative information in accordance with IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. These standards have been applied with effect from 1 April 2005.

•	Share-based payment: the group has applied IFRS 2 ‘Share-based Payment’ to equity instruments granted after 7 November 2002 only.

The group has elected not to take advantage of the IFRS 1 exemption to reset the foreign currency translation reserve to zero at the date of transition to IFRS.

(a) Reconciliation of the group profit and loss account under UK GAAP to the group income statement under IFRS for the year ended 31 March 2005

				Other IFRS adjustments
	UK GAAP £m		IFRS reclassifi- cations £m	Income taxes IAS 12 £m	Property, plant and equipment IAS 16 £m	Leases IAS 17/ IFRIC 4 £m	Employee benefits IAS 19 £m	Impairment IAS 36 £m	Share-based payments IFRS 2 £m	Business combinations IFRS 3 £m	Goodwill IFRS 3 £m	Discontinued operations IFRS 5 £m	IFRS £m
Continuing operations
Revenue	6,848.8		(2.9)	–	–	–	–	–	–	–	–	(2,250.9)	4,595.0
Cost of sales	(4,567.2)		–	–	–	7.2	–	–	–	(10.0)	–	1,288.1	(3,281.9)

Gross profit	2,281.6		(2.9)	–	–	7.2	–	–	–	(10.0)	–	(962.8)	1,313.1
Transmission and distribution costs	(606.2)		–	–	1.3	0.1	–	–	–	–	–	311.1	(293.7)
Administrative expenses before goodwill amortisation and exceptional item	(511.3)		–	–	0.4	–	14.3	–	0.4	–	–	115.8	(380.4)
Goodwill amortisation	(117.5)		–	–	–	–	–	–	–	–	117.5	–	–
Exceptional item – impairment of goodwill	(927.0)		–	–	–	–	–	5.0	–	–	–	922.0	–
Administrative expenses	(1,555.8)		–	–	0.4	–	14.3	5.0	0.4	–	117.5	1,037.8	(380.4)
Other operating income	33.0		–	–	–	–	–	–	–	–	–	1.2	34.2

Operating profit before jointly controlled entities and associates	152.6		(2.9)	–	1.7	7.3	14.3	5.0	0.4	(10.0)	117.5	387.3	673.2
Share of profit/(loss) of jointly controlled entities and associates	6.0		(6.0)	–	–	–	–	–	–	–	–	–	–

Operating profit before goodwill amortisation and exceptional item	1,203.1		(8.9)	–	1.7	7.3	14.3	–	0.4	(10.0)	–	(534.7)	673.2
Goodwill amortisation	(117.5)		–	–	–	–	–	–	–	–	117.5	–	–
Exceptional item – impairment of goodwill	(927.0)		–	–	–	–	–	5.0	–	–	–	922.0	–
Operating profit	158.6		(8.9)	–	1.7	7.3	14.3	5.0	0.4	(10.0)	117.5	387.3	673.2
Finance income	150.2		33.3	–	–	9.4	142.7	–	–	–	–	(123.4)	212.2
Finance costs	(338.1)		(26.2)	–	–	(16.7)	(142.1)	–	–	–	–	190.1	(333.0)
Net finance costs	(187.9)		7.1	–	–	(7.3)	0.6	–	–	–	–	66.7	(120.8)

Profit on ordinary activities before goodwill amortisation, exceptional item and tax	1,015.2		(1.8)	–	1.7	–	14.9	–	0.4	(10.0)	–	(468.0)	552.4
Goodwill amortisation	(117.5)		–	–	–	–	–	–	–	–	117.5	–	–
Exceptional item – impairment of goodwill	(927.0)		–	–	–	–	–	5.0	–	–	–	922.0	–
(Loss)/profit before tax	(29.3)		(1.8)	–	1.7	–	14.9	5.0	0.4	(10.0)	117.5	454.0	552.4
Income tax expense	(274.1)		1.8	(16.3)	(0.5)	4.1	(5.1)	–	–	3.0	–	149.7	(137.4)

(Loss)/profit from continuing operations for the financial year	(303.4)		–	(16.3)	1.2	4.1	9.8	5.0	0.4	(7.0)	117.5	603.7	415.0

Discontinued operations
Loss for the financial year from discontinued operations	–		–	–	–	–	–	–	–	–	–	(603.7)	(603.7)

Loss for the financial year	(303.4)		–	(16.3)	1.2	4.1	9.8	5.0	0.4	(7.0)	117.5	–	(188.7)

Minority interests
– equity (continuing operations)	(1.3)
– non-equity (discontinued operations)	(3.4)

Loss for the financial year after minority interests	(308.1)

Loss per share:
Basic loss per ordinary share	(16.83	)p											(10.56	)p

Diluted loss per ordinary share	(16.83	)p											(9.46	)p

(b)    Reconciliation of the Group Balance Sheet under UK GAAP to IFRS as at 1 April 2004

IFRS remeasurements
UK GAAP	IFRS reclassifications	Dividends IAS 10	Income tax IAS 12	Leases IAS 17/ IFRIC 4	Employee benefits IAS 19	IFRS
£m	£m	£m	£m	£m	£m	£m
Non-current assets
Intangible assets
– goodwill	1,855.9	–	–	–	–	–	1,855.9
– other intangible assets	–	306.5	–	–	–	–	306.5
Property, plant and equipment	8,756.6	(306.5)	–	–	54.7	(13.2)	8,491.6
Investments accounted for using the equity method	65.0	–	–	–	–	–	65.0
Other investments	129.8	–	–	–	–	–	129.8
Trade and other receivables	–	78.0	–	–	–	–	78.0
Finance lease receivables	–	82.5	–	–	93.2	–	175.7

Non-current assets	10,807.3	160.5	–	–	147.9	(13.2)	11,102.5

Current assets
Inventories	185.5	–	–	–	–	–	185.5
Trade and other receivables	1,466.7	(129.7)	–	–	–	–	1,337.0
Finance lease receivables	–	12.3	–	–	13.9	–	26.2
Cash and cash equivalents	1,347.3	–	–	–	–	–	1,347.3

Current assets	2,999.5	(117.4)	–	–	13.9	–	2,896.0

Total assets	13,806.8	43.1	–	–	161.8	(13.2)	13,998.5

Current liabilities
Loans and other borrowings	(410.7)	(375.1)	–	–	–	–	(785.8)
Obligations under finance leases	–	–	–	–	(18.9)	–	(18.9)
Trade and other payables	(1,658.7)	248.9	112.9	–	–	–	(1,296.9)
Current tax liabilities	–	(237.7)	–	–	–	–	(237.7)
Provisions	–	(84.7)	–	–	–	–	(84.7)

Current liabilities	(2,069.4)	(448.6)	112.9	–	(18.9)	–	(2,424.0)

Non-current liabilities
Loans and other borrowings	(4,661.1)	364.6	–	–	–	–	(4,296.5)
Obligations under finance leases	–	(15.0)	–	–	(166.2)	–	(181.2)
Trade and other payables	–	(17.6)	–	–	–	–	(17.6)
Retirement benefit obligations	–	(152.1)	–	–	–	(465.0)	(617.1)
Deferred tax liabilities	(1,242.2)	–	–	25.4	19.2	167.0	(1,030.6)
Provisions	(504.5)	225.6	–	–	–	–	(278.9)
Deferred income	(577.8)	–	–	–	–	–	(577.8)

Non-current liabilities	(6,985.6)	405.5	–	25.4	(147.0)	(298.0)	(6,999.7)

Total liabilities	(9,055.0)	(43.1)	112.9	25.4	(165.9)	(298.0)	(9,423.7)

Net assets	4,751.8	–	112.9	25.4	(4.1)	(311.2)	4,574.8

Equity
Share capital	929.8	–	–	–	–	–	929.8
Share premium	2,275.7	–	–	–	–	–	2,275.7
Revaluation reserve	41.6	(41.6)	–	–	–	–	–
Capital redemption reserve	18.3	–	–	–	–	–	18.3
Merger reserve	406.4	–	–	–	–	–	406.4
Translation reserve	–	484.6	–	–	–	–	484.6
Retained earnings	1,019.1	(443.0)	112.9	25.4	(4.1)	(311.2)	399.1

Equity attributable to equity holders of Scottish Power plc	4,690.9	–	112.9	25.4	(4.1)	(311.2)	4,513.9
Minority interests
– equity	3.1	–	–	–	–	–	3.1
– non-equity	57.8	–	–	–	–	–	57.8

Total equity	4,751.8	–	112.9	25.4	(4.1)	(311.2)	4,574.8

Net asset value per share	256.2p	246.6	p

(c)    Reconciliation of the Group Balance Sheet under UK GAAP to IFRS as at 31 March 2005

IFRS remeasurements
UK GAAP £m	IFRS reclassifi- cations £m	Dividends IAS 10 £m	Income taxes IAS 12 £m	Property, plant and equipment IAS 16 £m	Leases IAS 17/ IFRIC 4 £m	Employee benefits IAS 19 £m	Impairment IAS 36 £m	Business combinations IFRS 3 £m	Goodwill IFRS 3 £m	IFRS £m
Non-current assets
Intangible assets
– goodwill	765.2	–	–	–	–	–	–	5.0	–	114.9	885.1
– other intangible assets	80.2	301.1	–	–	–	–	–	–	28.2	–	409.5
Property, plant and equipment	9,602.8	(301.1)	–	–	1.7	48.9	(17.4)	–	–	–	9,334.9
Investments accounted for using the equity method	53.1	–	–	–	–	–	–	–	–	–	53.1
Other investments	120.3	–	–	–	–	–	–	–	–	–	120.3
Trade and other receivables	–	56.2	–	–	–	–	–	–	–	–	56.2
Finance lease receivables	–	80.8	–	–	–	77.6	–	–	–	–	158.4

Non-current assets	10,621.6	137.0	–	–	1.7	126.5	(17.4)	5.0	28.2	114.9	11,017.5

Current assets
Inventories	185.4	–	–	–	–	–	–	–	–	–	185.4
Trade and other receivables	1,791.3	(115.8)	–	–	–	–	–	–	–	–	1,675.5
Finance lease receivables	–	7.3	–	–	–	10.0	–	–	–	–	17.3
Cash and cash equivalents	1,747.8	–	–	–	–	–	–	–	–	–	1,747.8

Current assets	3,724.5	(108.5)	–	–	–	10.0	–	–	–	–	3,626.0

Total assets	14,346.1	28.5	–	–	1.7	136.5	(17.4)	5.0	28.2	114.9	14,643.5

Current liabilities
Loans and other borrowings	(553.4)	(359.1)	–	–	–	–	–	–	–	–	(912.5)
Obligations under finance leases	–	–	–	–	–	(14.5)	–	–	–	–	(14.5)
Trade and other payables	(2,110.5)	338.2	139.4	–	–	–	–	–	–	–	(1,632.9)
Current tax liabilities	–	(338.9)	–	–	–	–	–	–	–	–	(338.9)
Provisions	–	(80.1)	–	–	–	–	–	–	–	–	(80.1)

Current liabilities	(2,663.9)	(439.9)	139.4	–	–	(14.5)	–	–	–	–	(2,978.9)

Non-current liabilities
Loans and other borrowings	(5,341.4)	344.6	–	–	–	–	–	–	–	–	(4,996.8)
Obligations under finance leases	–	(14.0)	–	–	–	(144.8)	–	–	–	–	(158.8)
Trade and other payables	–	(2.7)	–	–	–	–	–	–	–	–	(2.7)
Retirement benefit obligations	–	(133.8)	–	–	–	–	(501.7)	–	–	–	(635.5)
Deferred tax liabilities	(1,333.5)	–	–	7.0	(0.5)	22.9	177.9	–	(35.2)	–	(1,161.4)
Provisions	(399.5)	217.3	–	–	–	–	–	–	–	–	(182.2)
Deferred income	(570.1)	–	–	–	–	–	–	–	–	–	(570.1)

Non-current liabilities	(7,644.5)	411.4	–	7.0	(0.5)	(121.9)	(323.8)	–	(35.2)	–	(7,707.5)

Total liabilities	(10,308.4)	(28.5)	139.4	7.0	(0.5)	(136.4)	(323.8)	–	(35.2)	–	(10,686.4)

Net assets	4,037.7	–	139.4	7.0	1.2	0.1	(341.2)	5.0	(7.0)	114.9	3,957.1

Equity
Share capital	932.7	–	–	–	–	–	–	–	–	–	932.7
Share premium	2,294.7	–	–	–	–	–	–	–	–	–	2,294.7
Revaluation reserve	45.5	(39.7)	–	–	–	–	–	–	–	–	5.8
Capital redemption reserve	18.3	–	–	–	–	–	–	–	–	–	18.3
Merger reserve	406.4	–	–	–	–	–	–	–	–	–	406.4
Translation reserve	–	484.6	–	(2.1)	–	0.1	4.6	–	–	(2.6)	484.6
Retained earnings	284.4	(444.9)	139.4	9.1	1.2	–	(345.8)	5.0	(7.0)	117.5	(241.1)

Equity attributable to equity holders of Scottish Power plc	3,982.0	–	139.4	7.0	1.2	0.1	(341.2)	5.0	(7.0)	114.9	3,901.4
Minority interests
– equity	3.2	–	–	–	–	–	–	–	–	–	3.2
– non-equity	52.5	–	–	–	–	–	–	–	–	–	52.5

Total equity	4,037.7	–	139.4	7.0	1.2	0.1	(341.2)	5.0	(7.0)	114.9	3,957.1

Net asset value per share	217.3	p	212.9	p

(d)    Reconciliation of the group cash flow under UK GAAP to IFRS as at 31 March 2005

The consolidated statement of cash flows prepared in accordance with FRS 1 ‘Cash flow statements’ presents substantially the same information as that required under IFRS. Under IFRS, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

Under UK GAAP, cash flows were presented separately for operating activities, dividends received from joint ventures and associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under IFRS, only three categories of cash flow activity are reported: operating activities, investing activities and financing activities.

Under IFRS, items which under UK GAAP would have been included within management of liquid resources fall within the definition of cash and cash equivalents.

The requirements of IAS 38 state that certain non-current assets, namely capitalised software and hydro relicensing costs, previously included within tangible assets, are reclassified as intangible assets. This has resulted in £54.6 million being reclassified from the purchase of property, plant and equipment to the purchase of intangible assets. A further £1.2 million has been reclassified from the purchase of property, plant and equipment to the proceeds from the sale of intangible assets.

IFRIC 4 contains guidance on the identification of lease arrangements. The group’s arrangements have been assessed against the criteria contained in IAS 17 to determine, firstly, whether any arrangements qualify for lease accounting and, secondly, whether the leases should be categorised as operating or finance leases. The identification of additional finance leases has resulted in £11.7 million being reclassified from cash generated from operations to interest paid (£8.8 million) and proceeds from borrowings (£2.9 million).

(e)    Notes to income statement reclassifications

Certain income statement items previously reported under UK GAAP have been reclassified to comply with the format of the group Accounts as presented under IFRS. The reclassifications below do not have any effect on the group’s previously reported net income.

(i) IAS 28/31 – Associates/jointly controlled entities

The group’s share of the operating profit, interest and tax of associates and jointly controlled entities has been combined and disclosed on one line as share of profits of jointly controlled entities and associates in accordance with IAS 28 and IAS 31.

(ii) IAS 17 – Leases

Net income in relation to finance leases in the US of £2.9 million for the year ended 31 March 2005 has been reclassified from revenue to finance income (£33.3 million) and finance costs (£30.4 million) in accordance with IAS 17. Under UK GAAP, these were accounted for on a net cash investment basis and qualified for linked presentation under FRS 5.

(f)    Notes to balance sheet reclassifications

Certain balances, previously reported under UK GAAP, have been reclassified to comply with the format of the group’s Accounts as presented under IFRS. None of these reclassifications have any effect on the group’s previously reported net assets or shareholders’ funds.

(i) IAS 1 – Presentation of financial statements

Trade and other receivables falling due after more than one year of £18.7 million at 31 March 2005 (2004 £35.3 million), previously reported as part of Current assets, have been reclassified and included within Non-current assets.

Finance lease receivables falling due after more than one year of £80.8 million at 31 March 2005 (2004 £82.5 million), previously reported as part of Current assets, have been reclassified and included within Non-current assets.

Finance lease receivables due within one year of £7.3 million at 31 March 2005 (2004 £12.3 million), previously included within Trade and other receivables, have been shown separately on the face of the balance sheet.

Provisions for liabilities and charges due within one year of £80.1 million at 31 March 2005 (2004 £84.7 million), previously presented within Non-current liabilities, have been reclassified and shown within Current liabilities.

Obligations under finance leases of £14.0 million at 31 March 2005 (2004 £15.0 million), previously presented within Loans and other borrowings, have been shown separately on the face of the balance sheet.

In light of evolving practice, the group has changed the classification of its convertible bonds from Non-current liabilities to Current liabilities and restated comparative figures accordingly. The bonds are perpetual and have no fixed redemption date; although they can be redeemed in limited circumstances as set out in Note 24. Bondholders can convert into ordinary shares of Scottish Power plc at any time and, therefore, the bonds meet the definition of current liabilities in IAS 1 ‘Presentation of Financial Statements’ and the IASB’s Framework for the Preparation and Presentation of Financial Statements.

(ii) IAS 12 – Income taxes

Current corporate tax balances of £338.9 million at 31 March 2005 (2004 £237.7 million), previously included within Trade and other payables falling due within one year, have been shown separately on the face of the balance sheet.

(iii) IAS 19 – Employee benefits

Pensions and other post-retirement benefits of £133.8 million at 31 March 2005 (2004 £152.1 million), previously included within Provisions for liabilities and charges and Trade and other payables, have been shown separately on the face of the balance sheet. Although this separate presentation is not required by IAS 19 ‘Employee Benefits’, this presentation has been adopted in view of the significance of these balances as accounted for under IAS 19.

(iv) IAS 21 – The effects of changes in foreign exchange rates

Cumulative exchange gains and losses of £484.6 million at 31 March 2005 (2004 £484.6 million), net of related hedging gains and losses and taxation, are required by IAS 21 to be shown as a separate reserve. These were previously included within retained earnings.

Under IAS 21, all monetary items are required to be separately measured and presented at the closing balance sheet rate whereas UK GAAP permitted the use of the exchange rate specified in the contract. As a result, foreign currency debt is translated at the closing exchange rate and the group’s related derivatives have been separately presented on the balance sheet rather than disclosing the net hedge position that existed under UK GAAP. At 31 March 2005, derivatives showing a gain of £37.5 million

(2004 £42.7 million) and £11.6 million (2004 £0.4 million) have been included within Non-current and Current trade and other receivables respectively. Those derivatives showing a loss of £2.7 million (2004 £17.6 million) and £17.9 million (2004 £nil) have been reclassified from Loans and other borrowings and included within Non-current and Current trade and other payables respectively.

(v) IAS 38 – Intangible assets

Certain Non-current assets at 31 March 2005, being capitalised software of £238.6 million (2004 £260.9 million) and hydro relicensing costs of £62.5 million (2004 £45.6 million), previously included within Tangible assets have been reclassified as Intangible assets as required by IAS 38.

(vi) IFRS 1 – First-time adoption of IFRS

The revaluation reserve of £39.7 million at 31 March 2005 (2004 £41.6 million), previously recognised in respect of the revaluation of the group’s Manweb distribution assets has been reclassified to retained earnings. IFRS permits previously revalued tangible assets to be recognised at deemed cost at the date of the group’s transition to IFRS. The group has applied this exemption in preparing its balance sheet in accordance with IFRS.

The group has elected not to take advantage of the IFRS 1 exemption to reset the translation reserve to zero at the date of the transition.

(g)    Notes to IFRS remeasurements

The IFRS remeasurements do not include any adjustments for IAS 32 and IAS 39 which have been applied by the group from 1 April 2005 in accordance with the exemptions set out in IFRS 1 (see Note 43).

(i) IAS 10 – Events after the balance sheet date

Dividends in respect of the group’s ordinary shares declared after the balance sheet date are not accrued in the balance sheet as required by IAS 10. Previously, under UK GAAP, such dividends were accrued in the balance sheet.

(ii) IAS 12 – Income taxes

Under UK GAAP, deferred tax is provided based on timing differences, whilst IFRS has a wider scope and requires deferred tax to be provided on temporary differences.

In accordance with the requirements of IFRS, additional deferred tax has been provided on the temporary difference arising on acquisitions where the assets and liabilities acquired at fair value differ to their tax base.

(iii) IAS 16 – Property, plant and equipment

The group calculates its depreciation charge in respect of property, plant and equipment based on cost less estimated residual values at current prices as required by IAS 16.

Previously, under UK GAAP, the group calculated its depreciation charge for property, plant and equipment based on cost or revalued amounts less estimated residual values at prices prevailing at the time of the initial recognition of the asset or subsequent revaluation.

(iv) IAS 17/IFRIC 4 – Leases

The group has finance leases where it acts as a lessor and funds these through non-recourse debt. Under UK GAAP, these were accounted for on a net cash investment basis and qualified for linked presentation whereby the non-recourse debt was offset against the receivable in accordance with FRS 5. Under IFRS, such leases are required to be accounted for as a receivable at an amount equal to the net investment in the lease and, unlike FRS 5, there is no concept of linked presentation in relation to non-recourse debt. The effect of this adjustment is to present separately a finance lease receivable of £86.5 million (2004 £106.3 million) and £88.5 million (2004 £109.4 million) of non-recourse debt. Income from finance leases for the year ended 31 March 2005 increased by £4.9 million, net of a tax credit of £3.7 million.

IFRIC 4 contains specific guidance on the identification of lease arrangements. The arrangements have been assessed against the criteria contained in IAS 17 to determine whether the leases should be categorised as operating or financing. As a consequence, new finance lease arrangements have been recognised on the balance sheet, resulting in the recognition of additional Property, plant and equipment of £48.9 million (2004 £54.7 million) and additional obligations under finance leases of £70.8 million (2004 £75.7 million). Profit before tax reduced by £1.2 million for the year ended 31 March 2005.

(v) IAS 19 – Employee benefits

Pensions and other post-retirement benefits have been accounted for in accordance with IAS 19. The group’s accounting policy for pensions and other post-retirement benefits requires separate recognition of the operating and financing costs of defined benefit pension schemes and other post-retirement benefit arrangements in the income statement. IAS 19 permits a number of options for the recognition of actuarial gains and losses relating to defined benefit pension schemes and other post-retirement benefits. The group’s accounting policy is to recognise any actuarial gains and losses in full immediately in the statement of recognised income and expense. Accordingly, the pension scheme deficits and the obligations relating to other post-retirement benefits are included as liabilities in the balance sheet.

Previously, under UK GAAP, the group’s policy was to recognise a charge for its defined benefit pension schemes and other post-retirement benefits in arriving at operating profit. This cost comprised the regular cost of providing pensions and other post-retirement benefits and a charge or credit relating to the amortisation of actuarial gains and losses over the average remaining service lives of the employees covered by the relevant arrangements. The difference between the cumulative charge for pensions and other post-retirement benefits and the cumulative contributions paid in respect of those arrangements was previously recognised as an asset or liability in the balance sheet.

(vi) IFRS 2 – Share-based payments

The group’s employee share and share option schemes have been accounted for in accordance with IFRS 2 ‘Share-based Payment’. This requires that a charge be recognised, using a fair value model, for all of the group’s share and share option schemes.

Previously under UK GAAP, the group accounted for the cost of certain of its share and share option schemes based on an intrinsic value model.

(vii) IFRS 3 – Business combinations

Under UK GAAP, goodwill is required to be amortised over its estimated useful economic life. On transition to IFRS, the balance of goodwill recognised under UK GAAP at that time was “frozen”. No future amortisation will be charged, although an annual review for impairment is required.

Under IFRS 3, the fair values attributed to deferred tax and intangible assets on acquisitions differ from those under UK GAAP.

(viii) IFRS 5 – Discontinued operations

As a result of the group’s decision to sell PacifiCorp, PacifiCorp has been treated as a disposal group held for sale and a discontinued operation in accordance with IFRS 5. As a consequence of the classification as a discontinued operation, the net profit of PacifiCorp has been shown in one line in the income statement.

The results of discontinued operations include the UK/US interest rate differential benefit and the loss following de-designation of net investment hedges arising from the group’s US dollar hedging programme relating to PacifiCorp’s net assets and the impact of the US dollar earnings hedges relating to the results of PacifiCorp. This programme has been terminated following completion of the sale of PacifiCorp on 21 March 2006.

43    Adoption of IAS 32 and IAS 39 at 1 April 2005

Effect on the Group Balance Sheet under IFRS as at 31 March 2005 on implementation of IAS 32 and IAS 39 with effect from 1 April 2005

	Notes		31 March 2005 IFRS £m	IAS 32/39 adjustments £m	1 April 2005 IFRS after IAS 32/39 adjustment £m
Non-current assets
Intangible assets
– goodwill			885.1	–	885.1
– other intangible assets	(a	)	409.5	(108.4)	301.1
Property, plant and equipment			9,334.9	–	9,334.9
Investments accounted for using the equity method			53.1	–	53.1
Other investments			120.3	(2.1)	118.2
Trade and other receivables	(b	)	56.2	(6.2)	50.0
Financial assets
– Derivative financial instruments			–	575.7	575.7
Finance lease receivables			158.4	–	158.4

Non-current assets			11,017.5	459.0	11,476.5

Current assets
Inventories			185.4	–	185.4
Trade and other receivables	(b	)	1,675.5	(186.2)	1,489.3
Financial assets
– Derivative financial instruments			–	336.7	336.7
Finance lease receivables			17.3	–	17.3
Cash and cash equivalents			1,747.8	0.7	1,748.5

Current assets			3,626.0	151.2	3,777.2

Total assets			14,643.5	610.2	15,253.7

Current liabilities
Financial liabilities
– Loans and other borrowings			(912.5)	18.8	(893.7)
– Derivative financial instruments			–	(9.7)	(9.7)
Obligations under finance leases			(14.5)	–	(14.5)
Trade and other payables	(c	)	(1,632.9)	77.0	(1,555.9)
Current tax liabilities			(338.9)	–	(338.9)
Provisions			(80.1)	–	(80.1)

Current liabilities			(2,978.9)	86.1	(2,892.8)

Non-current liabilities
Financial liabilities
– Loans and other borrowings			(4,996.8)	(66.9)	(5,063.7)
– Derivative financial instruments			–	(357.5)	(357.5)
Obligations under finance leases			(158.8)	–	(158.8)
Trade and other payables	(c	)	(2.7)	2.0	(0.7)
Retirement benefit obligations			(635.5)	–	(635.5)
Deferred tax liabilities	(d	)	(1,161.4)	(109.6)	(1,271.0)
Provisions	(e	)	(182.2)	64.6	(117.6)
Deferred income			(570.1)	–	(570.1)

Non-current liabilities			(7,707.5)	(467.4)	(8,174.9)

Total liabilities			(10,686.4)	(381.3)	(11,067.7)

Net assets			3,957.1	228.9	4,186.0

	Notes	31 March 2005 IFRS £m	IAS 32/39 adjustments £m	1 April 2005 IFRS after IAS 32/39 adjustment £m
Equity
Share capital		932.7	–	932.7
Share premium		2,294.7	–	2,294.7
Revaluation reserve		5.8	–	5.8
Capital redemption reserve		18.3	–	18.3
Merger reserve		406.4	–	406.4
Hedging reserve		–	416.6	416.6
Translation reserve		484.6	(2.1)	482.5
Retained earnings		(241.1)	(133.1)	(374.2)

Equity attributable to equity holders of Scottish Power plc		3,901.4	281.4	4,182.8
Minority interests
– equity		3.2	–	3.2
– non-equity		52.5	(52.5)	–

Total equity		3,957.1	228.9	4,186.0

IAS 32 and IAS 39 have been applied by the group from 1 April 2005 in accordance with the exemptions set out in IFRS 1. The reconciliation above shows the effect on the IFRS restated balance sheet at 31 March 2005 immediately following the implementation of IAS 32 and IAS 39 on 1 April 2005.

During the preparation of the group’s Annual Report and Accounts for the year ended 31 March 2006, the group finalised its IAS 39 transition adjustment as at 1 April 2005. This resulted in the IAS 39 transition adjustment to equity attributable to equity holders of Scottish Power plc increasing by £16.9 million from £264.5 million to £281.4 million.

The principal adjustments arising from the implementation of IAS 32 and IAS 39 on 1 April 2005 were as follows:

(a)	In-the-money gas contracts were derecognised as other intangible assets and remeasured and disclosed within derivative financial instruments resulting in a decrease to other intangible assets of £108.4 million.

(b)	Non-current and Current trade and other receivables decreased by £192.4 million principally as a result of treasury net investment hedges previously classified within trade and other receivables being reclassified as derivative financial instruments.

(c)	Current and Non-current trade and other payables decreased by £79.0 million principally as a result of treasury net investment hedges previously classified within trade and other payables being reclassified as derivative financial instruments.

(d)	Deferred tax liabilities increased by £109.6 million being the tax effect of the cumulative IAS 39 adjustments.

(e)	Onerous contracts provisions were derecognised and remeasured and disclosed within derivative financial instruments resulting in a decrease in Non-current provisions of £64.6 million.

44    Summary of differences between IFRS and US Generally Accepted Accounting Principles (‘GAAP’)

The consolidated Accounts of the group are prepared in accordance with IFRS which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments on profit for the financial year and equity attributable to equity holders of Scottish Power plc under US GAAP are set out in the tables below.

(a)    Reconciliation of profit/(loss) for the financial year to US GAAP:

	Notes	2006 £m		2005 £m
Profit/(loss) for the year under IFRS attributable to equity holders of Scottish Power plc		1,543.3		(193.4)
US GAAP adjustments:
Impairment of goodwill	(i)	–		(459.0)
US regulatory net assets	(ii)	(30.2)		(50.1)
Retirement benefit obligations	(iii)	(26.7)		(1.5)
Depreciation on revaluation uplift	(iv)	1.9		1.9
Decommissioning, environmental and mine reclamation liabilities	(v)	(9.0)		(45.1)
Derivative financial instruments	(vi)	(0.7)		326.5
Restructuring costs	(vii)	12.8		–
Gain on disposal of PacifiCorp	(ix)	(434.5)		–
Other	(x)	1.1		(25.4)

		1,058.0		(446.1)
Deferred tax effect of US GAAP adjustments	(viii)	27.4		(48.6)

Profit/(loss) for the year under US GAAP		1,085.4		(494.7)

Profit/(loss) for the year under US GAAP consists of profit from:
– Continuing operations		596.2		549.3
– Discontinued operations		489.2		(1,044.0)

– Continuing and discontinued operations		1,085.4		(494.7)

Earnings/(loss) per share under US GAAP
– Continuing operations		32.36	p	30.00	p
– Discontinued operations		26.55	p	(57.02	)p

– Continuing and discontinued operations		58.91	p	(27.02	)p

Diluted earnings/(loss) per share under US GAAP
– Continuing operations		32.12	p	28.57	p
– Discontinued operations		26.36	p	(54.15	)p

– Continuing and discontinued operations		58.48	p	(25.58	)p

(b)	Effect on equity attributable to equity holders of Scottish Power plc of differences between IFRS and US GAAP:

	Notes	2006 £m	2005 £m
Equity attributable to equity holders of Scottish Power plc under IFRS		5,100.9	3,901.4
US GAAP adjustments:
Goodwill	(i)	572.3	572.3
Business combinations	(i)	(10.2)	(191.0)
Amortisation of goodwill	(i)	(80.7)	143.8
Impairment of goodwill	(i)	–	(459.0)
US regulatory net assets	(ii)	–	559.3
Retirement benefit obligations	(iii)	244.5	481.4
Revaluation of fixed assets	(iv)	(59.8)	(59.8)
Depreciation on revaluation uplift	(iv)	16.2	14.3
Decommissioning, environmental and mine reclamation liabilities	(v)	–	(60.2)
Derivative financial instruments	(vi)	(315.4)	365.6
Restructuring costs	(vii)	12.8	–
Other	(x)	25.3	(1.3)
Deferred tax effect of US GAAP adjustments	(viii)	15.0	(472.6)

Equity attributable to equity holders of Scottish Power plc under US GAAP		5,520.9	4,794.2

(c)    Description of US GAAP adjustments

(i) Goodwill and business combinations

Goodwill

The group has elected under IFRS 1 not to restate business combinations accounted for prior to 1 April 2004, the group’s date of transition to IFRS. Under UK GAAP, goodwill arising from the purchase of operating entities before 31 March 1998 was written off directly to reserves, and, under IFRS, on future disposal or closure of a business, any goodwill previously taken directly to equity under a former GAAP will not be charged against income. Under UK GAAP, goodwill arising on acquisitions from 1998 was capitalised and amortised through the profit and loss account over its useful economic life. On 1 April 2004, amortisation ceased in accordance with IFRS 3 ‘Business Combinations’ and the asset is reviewed for impairment at least annually and whenever there is an indicator of impairment. Any impairment is recognised in the period in which it is identified.

The goodwill adjustment is made to recognise goodwill previously written off to reserves under UK GAAP as an intangible asset under US GAAP.

Under US GAAP following the introduction of Statement of Financial Accounting Standard No. 142 ‘Goodwill and Other Intangible Assets’ (“FAS 142”) which was effective for the group from 1 April 2002, goodwill arising from the purchase of operating entities should be held as an indefinite lived intangible asset and is no longer amortised. Instead goodwill is subject to an impairment test performed at least annually. The implementation of FAS 142 two years earlier than the group’s transition to IFRS, results in goodwill balances acquired between 31 March 1998 and 31 March 2004 reflecting two years’ less amortisation under US GAAP than under IFRS.

The group has completed its annual goodwill impairment analysis under FAS 142 as at 30 September 2005 and has concluded that goodwill is not impaired.

The following table provides an analysis of goodwill included in the balance sheet under US GAAP for the years ended 31 March 2006 and 31 March 2005.

	Note		2006 £m	2005 £m
Net book value of goodwill capitalised:
At 1 April			951.2	2,382.1
Acquisition	(i	)	8.0	–
Impairment			–	(1,381.0)
Disposal of PacifiCorp			(406.6)	–
Exchange			29.6	(49.9)

As at 31 March			582.2	951.2

(i)	Goodwill of £8.0 million arose on the group’s acquisition of the remaining 50% of Core Utility Solutions Limited, which became a 100% subsidiary of the group.

The table below shows an analysis of goodwill by business:

	Note		31 March 2006 £m	31 March 2005 £m
UK businesses
– Energy Networks			8.0	–
– Energy Retail & Wholesale			562.9	562.9

United Kingdom total			570.9	562.9

US businesses
– PacifiCorp			–	377.9
– PPM	(i	)	11.3	10.4

United States total			11.3	388.3

Total			582.2	951.2

(i)	Year-on-year movements on the net book value of goodwill capitalised for PPM of £0.9 million relate solely to foreign exchange.

Business combinations

The group has elected under IFRS 1 not to restate business combinations accounted for prior to 1 April 2004, the group’s date of transition to IFRS. Accordingly, the adjustment referred to as Business Combinations reflects principally the difference between calculating the goodwill arising on the acquisitions of Manweb and, for 2005, of PacifiCorp under IFRS and US GAAP. This adjustment is required due to the differences between IFRS and US GAAP in determination of acquisition price and valuation of assets and liabilities at the acquisition date.

In cases where traded equity securities are exchanged as consideration, IFRS requires the fair value of consideration to be determined at the date the transaction is completed, while US GAAP requires the fair value of such consideration to be determined at the date the acquisition is announced.

(ii) US regulatory net assets

FAS 71 ‘Accounting for the Effects of Certain Types of Regulation’ establishes US GAAP for utilities in the US whose regulators have the power to approve and/or regulate rates that may be charged to customers. FAS 71 provides that regulatory assets may be capitalised if it is probable that future revenue in an amount at least equal to the capitalised costs will result from the inclusion of that cost in allowable costs for ratemaking purposes. Due to the different regulatory environment, no equivalent GAAP applies under IFRS.

Under IFRS, no regulatory assets are recognised. All regulatory assets recognised under US GAAP related to PacifiCorp. Following the disposal of PacifiCorp on 21 March 2006, no regulatory assets are recognised under US GAAP for the continuing business.

Profit under US GAAP is consequently decreased by £30.2 million in 2006 (2005 £50.1 million).

(iii) Retirement benefit obligations

The fundamental difference between IFRS and US GAAP is the method of recognition of actuarial gains and losses. The group under IFRS recognises actuarial gains and losses in full, directly in retained earnings, in the period in which they occur and are shown in the statement of recognised income and expense. Under US GAAP, actuarial gains and losses are recognised using the 10% corridor approach and deferred actuarial gains and losses are amortised on a straight-line basis over the average remaining service life of employees. A minimum pension liability is also recognised under US GAAP through comprehensive income when there is a deficit of plan assets relative to the accumulated benefit obligation.

(iv) Revaluation of fixed assets

The revaluation of assets is not permitted under US GAAP. The reconciling item reflects the revaluation reserve which was reclassed to retained earnings as at the date of the group’s transition to IFRS, as previously revalued tangible assets were recognised at deemed cost at the date of the group’s transition to IFRS. The reconciliation therefore adjusts assets to historical cost and the depreciation charge has been adjusted accordingly.

(v) Decommissioning, environmental and mine reclamation liabilities

Under IFRS, future decommissioning and mine reclamation costs are provided for on a discounted basis with a corresponding increase to the cost of the asset. This increased cost is depreciated over the useful life of the asset. Under US GAAP, legal obligations associated with decommissioning and mine reclamation costs are accounted for on a similar basis in accordance with FAS 143 ‘Accounting for Asset Retirement Obligations’ (“FAS 143”). For other decommissioning and mine reclamation costs, regulated industries rateably accrue these costs and include them within US regulatory net assets, as the costs are recovered in depreciation rates. Under IFRS, provision is made for both legal and constructive environmental obligations at the balance sheet date. Under US GAAP, provision is made for legal obligations.

(vi) Derivative financial instruments

The group uses derivative instruments in the normal course of business, to offset fluctuations in cash flows and equity associated with movements in exchange rates, interest rates and commodity prices.

FAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ (“FAS 133”), as amended by FAS 138, was adopted by the group with effect from 1 April 2001. In April 2003, the FASB issued FAS No. 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’, (“FAS 149”). This statement amends and clarifies financial reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement was effective for contracts entered into or modified after 30 June 2003. In applying this statement, the group began marking-to-market certain transactions that were entered into after 30 June 2003 that, prior to the implementation of FAS 149, would have qualified for the normal purchase and normal sales exemption under FAS 133.

The derivative financial instruments adjustment for the year ended 31 March 2006 represents the difference between accounting for derivative financial instruments under IFRS and US GAAP. Both IAS 39, the IFRS financial instruments standard, and FAS 133, the US GAAP equivalent, require all derivative financial instruments, as defined by the respective standards, to be fair valued. Both standards provide specific exemptions to this requirement; however the exemptions allowed are different between the respective standards, giving rise to a GAAP difference. In addition, a number of differences exist within the hedge accounting rules resulting in a further GAAP difference. The equivalent adjustment for the year ended 31 March 2005 represented the difference in accounting for derivative financial instruments under the group’s former UK GAAP accounting policies for such items (which applied until the adoption of IAS 39 on 1 April 2005) and US GAAP.

Year ended 31 March 2006

The key differences between accounting for derivatives under IFRS, under which the Accounts are prepared, and US GAAP, and in the group’s application of their respective requirements, are as follows:

•	Commodity contracts which are a derivative for FAS 133, but not a derivative for IAS 39 for the following reasons:

•

Normal purchase normal sale (“npns”) treatment is an election under FAS 133, whereas under IAS 39, own use accounting is an exemption. As a result certain contracts are fair valued under FAS 133 but not under IAS 39.

•	Under FAS 133, a host contract containing an embedded derivative that is not clearly and closely related does not qualify for npns treatment.

•

Under IAS 39, an embedded derivative that is not closely related can be bifurcated from the host contract, which is then available for own use accounting. Accordingly under FAS 133 some contracts will be fair valued in their entirety, while under IAS 39 the embedded derivative is bifurcated and fair valued and the host contract qualifies for own use accounting.

•

Under FAS 133, contracts which deliver at a liquid point where bookouts can occur may not qualify on a net basis not available for the npns election. Under IAS 39, such contracts may be available for own use accounting if it can be demonstrated that the contract is never settled.

•

Commodity contracts which are a derivative for IAS 39, but not a derivative for FAS 133. These contracts met the definition of a capacity contract under FAS 133 DIG C-15 and were available for npns accounting. This exemption does not exist under IAS 39, and the contracts are instead fair valued.

•

Certain derivatives which are designated by the group as cash flow hedging instruments under IAS 39 are not designated as hedging instruments under FAS 133. In addition, treasury derivatives which have been treated as a cash flow hedge under the transition exemptions in the amendment to IAS 39 on Hedging of Forecast Intragroup Transactions, are not available for hedge accounting under FAS 133. Accordingly, hedge accounting is not applied under US GAAP in respect of these arrangements.

•

Differences relating to the permissible methods of measuring embedded derivatives cause further GAAP adjustments. Consequently, under IFRS, the embedded derivative component of the convertible bonds is recorded through the income statement and the debt host component is accounted for as a hedging instrument of the US net investment. Under US GAAP, the entire bond is measured at fair value through the income statement and is not considered to qualify for hedge accounting.

•

There are differences in fair value methodology in relation to adjustments for credit risk and the bid/ask spread which are required by IAS 39 but not FAS 133. As a result, contracts with similar accounting under IAS 39 and FAS 133 may have different fair values.

•

In addition, the effect of changes in certain long-term energy contracts entered into to hedge PacifiCorp’s future retail resource requirements, which were being fair valued under both FAS 133 and IAS 39, are subject to regulation in the US and the fair value gains and losses deferred as regulatory assets or liabilities under US GAAP pursuant to FAS 71 ‘Accounting for the Effects of Certain Types of Regulation’. No comparable standard exists under IFRS and accordingly no regulatory assets or liabilities were recognised under IFRS in respect of these contracts.

Year ended 31 March 2005

The group exercised the exemption under IFRS 1 to present financial instruments in comparative periods in accordance with UK GAAP. Under UK GAAP, substantially all commodity contracts were accruals accounted on the basis that they were entered into for non-speculative purposes. In addition, under UK GAAP, certain derivative instruments used as hedges were not recognised on the balance sheet and the matching principle was used to match the gain or loss under these hedging contracts to the transaction to which they related. A number of these commodity contracts and derivative instruments were fair valued under FAS 133.

(vii) Restructuring costs

Under IFRS, a present obligation only exists when the entity is ‘demonstrably committed’ to the restructuring. The group has in existence a detailed formal plan for the restructuring and is unable to withdraw because it has started to implement the plan and has announced its main features to those individuals affected. Under US GAAP, similar rules exist but US GAAP prohibits the recognition of a liability based solely on an entity’s demonstrable commitment to a plan. A liability is only recognised when details of the plan have been communicated to, and formally accepted by, the affected employees.

(viii) Deferred tax

Under IFRS and US GAAP, full provision for deferred tax is required to the extent that accounting profit differs from taxable profit due to temporary timing differences. Provision is made based on enacted tax law.

The item ‘Effect of US GAAP adjustments’ reflects the additional impact of making full provision for deferred tax in respect of adjustments made in restating the balance sheet to US GAAP.

(ix) Gain on disposal of PacifiCorp

On 24 May 2005, the group entered into a sale agreement to dispose of PacifiCorp, the group’s former US regulated business. The disposal was completed on 21 March 2006, on which date control of PacifiCorp passed to MidAmerican.

A reconciliation of the gain on sale from IFRS to US GAAP is given below:

	Notes		31 March 2006 £m
Book value of PacifiCorp net assets disposed under IFRS			2,669.0
Business combinations	(i)		(194.6)
Amortisation of goodwill	(i)		241.3
Impairment of goodwill	(i)		(494.3)
US regulatory net assets	(ii)		524.1
Retirement benefit obligations	(iii)		172.1
Decommissioning, environmental and mine reclamation liabilities	(v)		(76.1)
Derivative financial instruments	(vi)		132.4
Other	(x)		(0.5)
Deferred tax	(viii)		(271.9)

Book value of PacifiCorp net assets disposed under US GAAP			2,701.5
Book gain on sale under US GAAP (pre-tax)	(a)		106.6

Net disposal proceeds under US GAAP			2,808.1

Satisfied by:
Cash received for net assets under IFRS and US GAAP			2,911.4
Cash expenses under IFRS and US GAAP			(26.2)

Net disposal cash proceeds under IFRS and US GAAP			2,885.2
Accrued expenses under IFRS			(74.3)
GAAP adjustment – Retirement benefit obligations			(2.8)
Accrued expenses under US GAAP			(77.1)
Impairment of assets under IFRS			(19.4)
GAAP adjustment – Other	(b)		19.4
Impairment of assets under US GAAP			–

Net disposal proceeds under US GAAP			2,808.1

(a) The gain on sale of PacifiCorp under US GAAP is analysed as follows:

Book gain on sale under US GAAP (pre-tax)			106.6
Tax credit on sale			12.3
Cumulative exchange differences realised on sale under IFRS			484.6
GAAP adjustment – Gain on disposal			(418.6)
Cumulative exchange differences realised on sale under US GAAP			66.0

Gain on disposal of PacifiCorp under US GAAP			184.9

Gain on disposal of PacifiCorp under IFRS	9		619.4

GAAP difference – Gain on disposal	44	(a)	(434.5)

(b)	The impairment of assets, as discussed in Note 9(e)(iii), is not recognised under US GAAP as the determination of whether or not there is impairment under US GAAP is based on undiscounted cash flows which, in this case, are greater than the asset book value.

(x) Other

Other differences between IFRS and US GAAP relate to capitalisation of finance costs, investment tax credits, stock compensation expense and impairment of assets.

Under US GAAP, the group applies Accounting Principles Board Opinion No. 25 ‘Accounting for Stock Issued to employees’ (“APB 25”), and related interpretations in accounting for plans and a compensation expense has been recognised accordingly for its share option schemes. As the group applies APB 25 in accounting for its plans, under FAS 123 ‘Accounting for Stock-Based Compensation’ (“FAS 123”), it has adopted the disclosure only option in relation to its share option schemes. Had the group determined compensation cost based on the fair value at the grant date for its share options under FAS 123, the group’s profit/(loss) for the financial year under US GAAP and earnings/(loss) per share under US GAAP would have been reduced to the pro forma amounts below:

	2006		2005
Profit/(loss) for the financial year under US GAAP (£ million)	1,085.4		(494.7)
Reversal of APB 25 stock compensation expense (£ million)	9.7		3.1
Stock compensation expense calculated under FAS 123 (£ million)	(0.6)		(5.3)

Pro forma profit/(loss) for the financial year under US GAAP (£ million)	1,094.5		(496.9)

Basic earnings/(loss) per share under US GAAP	58.91	p	(27.02	)p

Pro forma basic earnings/(loss) US GAAP profit	59.41	p	(27.14	)p

Diluted earnings/(loss) per share under US GAAP	58.48	p	(25.58	)p

Pro forma diluted earnings/(loss) per share under US GAAP	58.97	p	(25.69	)p

The option pricing model assumptions used to fair value the options granted during the year are given in Note 32(v).

(xi) Reclassifications

The reconciliations of profit/(loss) for the financial year and equity attributable to equity holders of Scottish Power plc at the year end from IFRS to US GAAP only include those items which have a net effect on profit or equity attributable to equity holders of Scottish Power plc. There are other GAAP differences, not included in the reconciliations, which would affect the classification of assets and liabilities or of income and expenditure. The principal items which would have such an effect are as follows:

(a)	Under IFRS debt issue costs are deducted from the carrying value of the related debt instrument. US GAAP requires such costs to be included as an asset.

(b)	Under IFRS customer contributions in respect of fixed assets are generally credited to a separate deferred income account. Under US GAAP such contributions are netted off against the cost of the related fixed assets.

(c)	Under US GAAP transmission and distribution costs would be included in cost of sales. Under IFRS these are included as a separate line item within the income statement.

(d)	The group implemented EITF No. 03-11 ‘Reporting Gains and Losses on Derivative Instruments that are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes’ (“EITF 03-11”) on 1 January 2004. EITF 03-11 addresses whether realised gains and losses should be shown gross or net in the income statement for contracts that are not held for trading purposes but are derivatives subject to FAS 133. This Issue led to a reduction in US GAAP reported turnover from continuing operations of £1,689.7 million (2005 £1,058.2 million) with an equivalent reduction in cost of goods sold as a result of the netting approach adopted for contracts within the scope of the Issue. Under IFRS these items are shown on a gross basis within the turnover and cost of sales lines of the income statement.

(e)	Convertible bonds – Under IFRS, as described in Note 42(f)(i), the convertible bonds are classified as current liabilities. Under US GAAP, the convertible bonds would be classified as a non-current liabilities.

(d)    Consolidated statement of comprehensive income/(loss)

Under US GAAP, certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive income/(loss). The group’s Statement of Recognised Income and Expense, which is the equivalent IFRS primary statement, sets out these components.

(e)    Doubtful debts

The group estimates its provision for doubtful debts relating to trade debtors by a combination of two methods. Specific amounts are evaluated where information is available that a customer may be unable to meet its financial obligations. In these circumstances, assessment is made based on available information to record a specific provision against the amount receivable from that customer to adjust the carrying value of the debtor to the amount expected to be collected. In addition, a provision for doubtful debts within the portfolio of other debtors is made using historical experience and ageing analysis to estimate the provision required to reduce the carrying value of trade debtors to their estimated recoverable amounts. This process involves the use of assumptions and estimates which may differ from actual experience. The continuing group provided £56.1 million, £46.6 million and £26.8 million for doubtful debts in 2005/06, 2004/05 and 2003/04 respectively. Write-offs against the provision for doubtful debts for uncollectable amounts for the continuing group were £31.6 million, £43.9 million and £45.6 million in 2005/06, 2004/05 and 2003/04 respectively. On 24 May 2005, £6.7 million of a provision for doubtful debts relating to the PacifiCorp disposal group was reclassified as ‘Assets classified as held for sale’ in accordance with IFRS 5.

(f)    Deferred tax

The additional components of the estimated net deferred tax liability that would be recognised under US GAAP are as follows:

	2006 £m	2005 £m
Non-current deferred tax (assets)/liabilities:
Excess of book value over taxation value of fixed assets	(13.0)	20.1
Other temporary differences	(2.0)	452.5

	(15.0)	472.6

The deferred tax balance in respect of leveraged leases at the year end is £54.6 million (2005 £71.0 million).

(g)    Pensions

At 31 March 2006, ScottishPower had six statutorily approved defined benefit pension schemes, one statutorily approved defined contribution scheme and one unapproved scheme. Further details of the arrangements are given in Note 35.

Benefits under the UK defined benefit plans reflect each employee’s basic earnings, years of service and age at retirement. Funding of the defined benefit plans is based upon actuarially determined contributions, with members paying contributions at fixed rates and the employers meeting the balance of cost as determined by the scheme actuaries.

Reconciliations of the beginning and ending balances of the projected pension benefit obligation and the funded status of these plans for the years ending 31 March 2006 and 31 March 2005 are as follows:

Change in projected benefit obligation			2006 £m	2005 £m

Projected benefit obligation at 1 April			3,169.2	2,926.4
Service cost (excluding plan participants’ contributions)			65.3	52.2
Interest cost			171.6	165.7
Plan amendments			–	0.5
Special termination benefits			18.5	–
Plan participants’ contributions			10.4	8.9
Expenses			(4.8)	–
Actuarial loss			289.2	189.9
Benefits paid			(156.7)	(154.6)
Settlements			–	(0.1)
Disposal of PacifiCorp			(763.1)	–
Exchange			56.8	(19.7)

Projected benefit obligation at 31 March			2,856.4	3,169.2

Change in plans’ assets			2006 £m	2005 £m
Fair value of plans’ assets at 1 April			2,681.9	2,484.2
Actual return on plans’ assets			515.8	266.8
Employer contributions			99.9	89.4
Plan participants’ contributions			10.4	8.9
Benefits paid			(156.7)	(154.6)
Expenses			(4.8)	–
Settlements			–	(0.1)
Disposal of PacifiCorp			(471.6)	–
Exchange			34.2	(12.7)

Fair value of plans’ assets at 31 March			2,709.1	2,681.9

Reconciliation of funded status of the plans to prepaid benefit cost			2006 £m	2005 £m
Funded status of the plans			(147.3)	(487.3)
Unrecognised net actuarial loss			392.7	729.7
Unrecognised prior service cost			0.4	(0.2)

Prepaid benefit cost			245.8	242.2

Amounts recognised in balance sheet (UK arrangements)			2006 £m	2005 £m
Prepaid benefit cost			199.3	191.5
Accrued benefit liability			(107.6)	(112.1)
Accumulated other comprehensive loss			151.3	164.6

Total recognised			243.0	244.0

Amounts recognised in balance sheet (US arrangements)	Note		2006 £m	2005 £m
Accrued benefit liability			(5.0)	(202.8)
Accumulated other comprehensive loss	(i	)	20.3	68.3
US regulatory assets	(i	)	–	148.5
Intangible assets			0.4	0.4
Exchange			(12.9)	(16.2)

Total recognised			2.8	(1.8)

(i)	For the US pension arrangements the fair value of the plan assets were less than the accumulated benefit obligation. Under FAS 87 a minimum pension liability is then recognised. This liability was recorded as a non-cash increase of £nil (2005 £148.5 million) to regulatory assets and £20.3 million (2005 £68.3 million) to accumulated other comprehensive loss.

The value of plan assets relative to the accumulated benefit obligation at the year end were as follows:

	Value of plan assets at 31 March 2006 £m	Value of plan assets at 31 March 2005 £m	Accumulated benefit obligation at 31 March 2006 £m	Accumulated benefit obligation at 31 March 2005 £m
ScottishPower	1,959.6	1,645.3	1,803.4	1,579.6
Manweb	684.3	581.8	767.5	675.0
Final Salary LifePlan	45.5	26.6	47.3	26.8
US arrangements	18.4	426.7	23.4	629.5

The value of plan assets relative to the projected benefit obligation at the year end were as follows:

	Value of plan assets at 31 March 2006 £m	Value of plan assets at 31 March 2005 £m	Projected benefit obligation at 31 March 2006 £m	Projected benefit obligation at 31 March 2005 £m
ScottishPower	1,959.6	1,645.3	1,933.0	1,682.1
Manweb	684.3	581.8	813.6	724.0
Final Salary LifePlan	45.5	26.6	60.6	36.0
US arrangements	18.4	426.7	25.5	708.0

The components of pension benefit costs for the years ended 31 March 2006 and 2005 were as follows:

	Note		2006 £m	2005 £m
Service cost	(i	)	66.0	52.2
Curtailment/settlement cost			18.5	–
Interest cost			171.6	165.7
Expected return on plans’ assets			(192.4)	(180.0)
Amortisation of experience losses			33.7	21.2
Amortisation of prior service cost			0.1	(0.2)

Net periodic benefit cost			97.5	58.9

(i)	Includes the contribution of £0.7 million (2005 £nil) to the PacifiCorp/IBEW Local Union 57 Retirement Trust Fund.

The components of the net periodic benefit cost is analysed between continuing operations and discontinued operations as follows:

Continuing operations	2006 £m
Service cost	48.8
Curtailment/settlement cost	18.5
Interest cost	131.1
Expected return on plans’ assets	(150.6)
Amortisation of experience losses	17.8
Amortisation of prior service cost	0.2

Net periodic benefit cost	65.8

Discontinued operations	2006 £m
Service cost	17.2
Interest cost	40.5
Expected return on plans’ assets	(41.8)
Amortisation of experience losses	15.9
Amortisation of prior service cost	(0.1)

Net periodic benefit cost	31.7

The group expects to contribute £145.6 million to the UK pension schemes (including one-off special contributions of £100.0 million on completion of the return of cash to shareholders) and £1.0 million ($1.7 million) to the US pension arrangements schemes in the year ending 31 March 2007.

The actuarial assumptions adopted in arriving at the above figures are as follows:

UK arrangements – assumptions at:	31 March 2006*	31 March 2005**	31 March 2004***
Expected return on plans’ assets	6.75%p.a.	6.75%p.a.	6.75%p.a.
Discount rate	5.0%p.a.	5.4%p.a.	5.5%p.a.
Rate of increase in salaries	4.4%p.a.	4.4%p.a.	4.3%p.a.
Pension increases	2.9%p.a.	2.9%p.a.	2.8%p.a.

US arrangements – assumptions at:	31 March 2006*	31 March 2005**	31 March 2004***
Expected return on plans’ assets	8.50%p.a.	8.75%p.a.	8.75%p.a.
Discount rate	5.75%p.a.	5.75%p.a.	6.25%p.a.
Rate of increase in salaries	4.0%p.a.	4.0%p.a.	4.0%p.a.
Inflation rates	3.0%p.a.	3.0%p.a.	3.0%p.a.

The expected return on plans’ assets has been derived by consideration of the plans’ actual investments, as discussed in Note 35.

*	Assumptions used to determine benefit obligations at 31 March 2006.
**	Assumptions used to determine net periodic benefit cost for year ended 31 March 2006 and benefit obligations at 31 March 2005.
***	Assumptions used to determine net periodic benefit cost for year ended 31 March 2005.

For the US arrangements the measurement dates for the years ended 31 March 2006 and 2005 are 31 December 2005 and 2004 respectively. The measurement dates for the UK arrangements are as at each respective year end.

(h)    Other post-retirement benefits

PacifiCorp and PPM Energy provides healthcare and life insurance benefits through various plans for eligible retirees. The cost of other post-retirement benefits is accrued over the active service period of employees. The transition obligation represents the unrecognised prior service cost and is being amortised over a period of 20 years. PacifiCorp and PPM Energy funds other post-retirement benefit expense through a combination of funding vehicles. Over the period from 1 April 2005 to 20 March 2006, PacifiCorp made contributions totalling £16.7 million in respect of these arrangements. These funds are invested in common stocks, bonds and US government obligations.

The net periodic other post-retirement benefit cost and significant assumptions are summarised as follows:

	2006 £m	2005 £m
Service cost	4.9	4.6
Interest cost	17.0	16.8
Expected return on plan assets	(14.7)	(14.3)
Amortisation of experience losses	4.4	3.4

Net periodic other post-retirement benefit cost	12.8	10.5

The components of the net periodic other post-retirement benefit cost is analysed between continuing and discontinued operations as follows:

Continuing operations	2006 £m
Service cost	0.1
Interest cost	0.3
Expected return on plan assets	(0.1)
Amortisation of experience losses	0.1

Net periodic other post-retirement benefit cost	0.4

Discontinued operations	2006 £m
Service cost	4.8
Interest cost	16.7
Expected return on plan assets	(14.6)
Amortisation of experience losses	4.3
Amortisation of prior service cost	1.2

Net periodic other post-retirement benefit cost	12.4

The change in the accumulated other post-retirement benefit obligation, change in plans’ assets and funded status are as follows:

Change in accumulated other post-retirement benefit obligation

	2006 £m	2005 £m
Accumulated other post-retirement benefit obligation at 1 April	279.5	302.1
Service cost	4.9	4.6
Interest cost	17.0	16.8
Plan participants’ contributions	4.7	3.9
Plan amendment	12.8	0.4
Actuarial loss/(gain)	19.2	(18.6)
Benefits paid	(23.7)	(21.7)
Disposal of PacifiCorp	(333.5)	–
Exchange	24.2	(8.0)

Accumulated other post-retirement benefit obligation at 31 March	5.1	279.5

Change in plan assets	2006 £m	2005 £m
Plan assets at fair value at 1 April	151.6	142.3
Actual return on assets	11.4	15.5
Company contributions	15.5	15.9
Plan participants’ contributions	4.7	3.9
Disposal of PacifiCorp	(184.3)	–
Benefits paid	(23.7)	(21.7)
Exchange	27.2	(4.3)

Plan assets at fair value at 31 March	2.4	151.6

Reconciliation of accrued other post-retirement costs and total amount recognised	2006 £m	2005 £m
Funded status of plan	(2.7)	(127.9)
Unrecognised net loss	1.6	88.3
Unrecognised prior service cost	–	0.7
Final contribution made after measurement date but before 31 March 2005	–	13.2

Accrued other post-retirement benefit cost	(1.1)	(25.7)

For other post-retirement benefits the group expects to contribute $nil (£nil) in the year ending 31 March 2007.

The actuarial assumptions adopted in arriving at the above figures are as follows:

US arrangements – assumptions at:	31 March 2006*	31 March 2005**	31 March 2004***
Expected return on plan assets	8.50% p.a.	8.75% p.a.	8.75% p.a.
Discount rate	5.75% p.a.	5.75% p.a.	6.25% p.a.
Initial healthcare cost trend – under 65	10.0% p.a.	7.5% p.a.	8.5% p.a.
Initial healthcare cost trend – over 65	10.0% p.a.	9.5% p.a.	10.5% p.a.
Initial healthcare cost trend rate	5.0% p.a.	5.0% p.a.	5.0% p.a.
Year that rate reaches ultimate – under 65	2011	2007	2007
Year that rate reaches ultimate – over 65	2011	2009	2009

The expected return on plan assets has been derived by consideration of the plans’ actual investments, as discussed in Note 35.

*	Assumptions used to determine other post-retirement benefit obligations at 31 March 2006.
**	Assumptions used to determine net periodic other post-retirement benefit cost for year ended 31 March 2006 and benefit obligations at 31 March 2005.
***	Assumptions used to determine net periodic other post-retirement benefit cost for year ended 31 March 2005.

The measurement dates for the years ended 31 March 2006 and 2005 are 31 December 2005 and 2004, respectively.

Cash contributions and benefit payments

	UK pension arrangements £m	US pension arrangements £m	Other post-retirement benefits £m
The company expects to contribute the following amounts in the year ended 31 March 2007	145.6	1.0	–

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid:

	UK pension arrangements £m	US pension arrangements £m	Other post-retirement benefits £m
Year ending 31 March 2007	108.9	1.6	0.3
Year ending 31 March 2008	111.8	1.6	0.3
Year ending 31 March 2009	114.5	1.6	0.3
Year ending 31 March 2010	117.4	1.6	0.3
Year ending 31 March 2011	120.3	1.6	0.3
Year ending 31 March 2012 to 2016 (inclusive)	651.0	7.3	1.9

(i)    Leveraged leases

The pre-tax income from leveraged leases during the year was £3.0 million (2005 £2.4 million), the tax charge on the pre-tax income was £1.1 million (2005 £0.8 million) and the investment tax credit recognised in the income statement was £0.6 million (2005 £0.2 million). An impairment charge of £25.4 million was also recognised during the year, in respect of the corresponding finance lease receivable. Refer to Note 2(a)(ii).

(j)    Commitments and contingencies

Environmental issues

The group’s UK businesses are subject to numerous regulatory requirements with respect to the protection of the environment, including environmental laws which regulate the construction, operation and decommissioning of power stations, pursuant to legislation implementing environmental directives adopted by the EU and protocols agreed under the auspices of international bodies such as the United Nations Economic Commission for Europe. The group believes that it has taken and continues to take measures to comply with applicable laws and regulations for the protection of the environment. Applicable regulations and requirements pertaining to the environment change frequently, however, with the result that continued compliance may require material investments, or that the group’s costs and results of operation are less favourable than anticipated.

(k)    Guarantees

In accordance with FASB Interpretation No. 45 (“FIN 45”) ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others: an Interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34’, the group is required to disclose certain guarantees as defined in FIN 45. These guarantees principally relate to the group’s disposal of its former operations and are typical of these types of transactions. Furthermore, disclosure is required under FIN 45 of guarantees even where the likelihood that a liability will crystallise is remote. FIN 45 also requires recognition of liabilities under US GAAP of the fair value of certain guarantees issued or modified after 31 December 2002. No such guarantees have been identified. The disclosures required to be made under FIN 45 are detailed below:

At 31 March 2006, the group had entered into a number of transactions involving the sale of parts of its business and the purchase of certain businesses and assets in accordance with overall group strategy. These transactions include the disposal of Southern Water, the demerger of Thus plc, the sale and disposal of the group’s Appliance Retailing business, the sale of the Byley gas storage project, the sale of PacifiCorp and the disposal of other non-core activities.

It is standard practice in such transactions to obtain or grant contractual assurances, including in the form of warranties and indemnities. In conducting merger, disposal or acquisition transactions the group takes significant steps to quantify and mitigate risk at the outset of any transaction and as the transaction progresses. Steps include carrying out, or granting the facility for the conduct of, a thorough due diligence exercise to ascertain any likely liabilities and, where the group is the vendor, the use of caps and threshold levels for liability, inserting time limits on claim periods and detailed disclosure.

Under certain of the business disposals, indemnities under the Transfer of Undertakings (Protection of Employment) Regulations 1981 (“the Regulations”) are still outstanding. These indemnities relate to potential liabilities with respect to former employees of the group in relation to their period of employment in the group. Typically there is no maximum limit on claims under these indemnities.

On 23 April 2002, the group sold Aspen 4 Limited, the owner of the Southern Water group of companies. In such transactions it is standard practice for the vendor to give assurances, in the form of warranties and indemnities to the purchaser. In relation to this transaction the warranty liability period commenced on 23 April 2002 and ends on 23 April 2007 for environmental warranties and on 23 April 2009 for tax warranties. The warranty liability period for all other warranties expired on 23 April 2004. The sale and purchase agreement contains a number of limitations to and exclusions of liability and maximum financial exposure for breach of the warranties (apart from tax warranties) is capped at £900.0 million. For the tax warranties the maximum exposure is approximately £1,950.0 million. There are also minimum threshold claim levels to be reached before a potential claim arises at all and thereafter as to whether it can be made. The directors consider it extremely unlikely that there will be any material financial exposure to the group under these arrangements as a detailed due diligence exercise was carried out pre-disposal and detailed disclosures were made to the purchaser so as to make them aware of all relevant information concerning the business and, consequentially, to reduce the likelihood of claims being made against the group.

On 8 October 2001, certain business and assets of the group’s former Appliance Retailing business were sold and the remainder of the business was closed. In such transactions it is standard practice for the vendor to give assurances in the form of certain warranties and indemnities to the purchaser. In relation to this transaction the warranty liability period commenced on 8 October 2001 and ended on 8 October 2003 with the exception of taxation and pensions warranties which end in October 2007. The stated limit for all warranty claims was £75.0 million. Under the transaction a number of properties were also assigned to the purchaser. The purchaser became insolvent in August 2003. By operation of law and through the putting in place of standard agreements at the time of the sale, the liability for rent and certain other items due under some of these lease arrangements have reverted to the group. The maximum liability to the group for rental payments in the event of insolvency of the purchaser was estimated at approximately £9.0 million per annum. Steps have been and are still being taken to mitigate the liability that arises from this, including surrendering leases to landlords and putting in place new tenants to take over the liability. It is thus extremely unlikely that the group will ultimately become liable to this extent.

On 24 May 2005, ScottishPower as Seller Parent, ScottishPower Holdings Inc. as Seller and MidAmerican as Buyer entered into a Stock Purchase Agreement pursuant to which ScottishPower Holdings Inc. agreed to sell and MidAmerican agreed to buy all of the common stock of PacifiCorp. ScottishPower, ScottishPower Holdings Inc. and MidAmerican entered into an amendment agreement to the Stock Purchase Agreement dated 21 March 2006 pursuant to which MidAmerican has agreed to release ScottishPower from indemnities and warranties other than those relating to corporate taxes and environmental issues in return for a US $40 million reduction in certain payments due to be made by PacifiCorp to ScottishPower. The liability under the tax indemnity is estimated at $170 million and provision has been made on this basis. As a result of the sale of PacifiCorp the US tax group holds sufficient capital losses to offset this liability. No provision has been made for the liability under environmental warranty. The directors consider it unlikely that there will be any material financial exposure to the group under this arrangement as a detailed due diligence exercise was carried out pre-disposal and detailed disclosures were made to the purchaser so as to make them aware of all relevant information concerning the business and, consequently, to reduce the likelihood of claims being made against the group.

On 26 July 2005, ScottishPower Energy Management Limited entered into a Sale and Purchase Agreement with E.ON UK plc to dispose of the Byley gas storage project. Consistent with normal practice, certain warranties and two specific tax covenants were given in the agreement. The warranties will have ceased to have effect by 31 March 2007. The two specific tax covenants are not time limited. The directors consider it unlikely that there will be any material financial exposure due to the pre-disposal disclosures that were made.

ScottishPower Energy Retail Limited (“SPERL”) has entered into an agreement with Lloyds TSB in relation to energy marketing and services. This agreement contains indemnities in relation to transfer of staff by operation of the Regulations from SPERL to Lloyds TSB. The maximum liability is limited to £5.0 million. No claims have been intimated.

Under certain cash collateral agreements, APX Gas Limited, APX Power Limited, Calyon and Elexon can draw down and use cash collateral in event of default situations including upon a change in credit rating. The maximum financial exposure under these arrangements is £35.5 million.

Under the group’s arrangements carried out in accordance with the standard terms and conditions of the International Swap Dealers Association, Inc. (“ISDA”) Master Agreement there are provisions that provide that the group will indemnify its counterparties against the payment (if any) of withholding tax and stamp duties and against losses incurred due to payments being made in currencies other than the currency chosen by the relevant counterparty. A liability under this indemnification will only arise on the occurrence of certain changes to tax laws in the jurisdiction of a relevant counterparty. The directors are not aware of any such contemplated changes.

Under the group’s arrangements carried out in accordance with the International Emissions Trading Association (“IETA”) Emissions Trading Master Agreement there are provisions that provide that the group may have to indemnify its counterparties against the payment of certain emissions penalties (if incurred) in a situation where the group fails to make agreed trades and/or (if applied by the parties) that the group will pay its counterparties any losses suffered due to the cancellation of trades in the situation where either party has cancelled trades due to a detrimental change in taxation law and/or that the group will indemnify its counterparties against the payment (if any) of withholding taxes.

Under the group’s arrangements carried out in accordance with the Grid Trade Master Agreement (“GTMA”) there is a provision that provides (if utilised) that the group will pay its counterparties any losses suffered due to the cancellation of trades in the situation where either party has cancelled trades due to a detrimental change in taxation law.

(l)    Consolidation of Variable-Interest Entities (“VIEs”)

FASB Interpretation No.46 ‘Consolidation of Variable-Interest Entities, an Interpretation of Accounting Research Bulletin No.51’ (“FIN 46R”) requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The adoption of FIN 46R did not have a material impact on the group’s results and financial position under US GAAP. The group continues to evaluate the impact of FIN 46R as implementation guidance evolves. If subsequent guidance or interpretation is different from management’s current understanding, it is possible that the group’s identification of VIEs and primary beneficiaries could change. The continuing group has not identified any VIEs requiring to be consolidated.

(m)    Recent Financial Accounting Standards Boards (FASB) pronouncements

EITF 05-6

In June 2005, the Emerging Issues Task Force (“EITF”) reached consensus on Issue 05-6, ‘Determining the Amortisation Period for the Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination’. EITF 05-6 requires leasehold improvements acquired in a business combination to be amortised over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date of acquisition. Additionally, the Issue requires improvements placed in service significantly after and not contemplated at or near the beginning of the lease term to be amortised over the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date the leasehold improvements are purchased.

EITF 05-6 is effective immediately. The adoption of EITF 05-6 has not had a material impact on the group’s results of operations or financial position under US GAAP.

FAS 123R and related FASB Staff Positions (“FSPs”)

In December 2004, the FASB issued FAS 123 (revised 2004), ‘Share Based Payment’. FAS 123R replaces FAS 123 and supersedes APB 25. FAS 123R requires that the cost resulting from all share based payment transactions be recognised in the financial statements at fair value and that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. FAS 123R is effective for the group from 1 April 2006. From the effective date, compensation cost is recognised based on the requirements of FAS 123R for all new share based awards and based on the requirements of FAS 123 for all awards granted prior to the effective date of FAS 123R that remain unvested on the effective date.

During 2005 the FASB issued FSP 123R-1, FSP 123R-2 and FSP 123R-3. These FSPs detail various aspects of the implementation of FAS 123R. ScottishPower is in the process of assessing the impact of the adoption of FAS 123R on the group’s results of operations or financial position under US GAAP.

Other recent FASB pronouncements

In November 2004, the FASB issued FAS 151, ‘Inventory Costs – an amendment of ARB No. 43, Chapter 4’. FAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognised as current period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. FAS 151 is effective for fiscal years beginning after 15 June 2005.

In December 2004, the FASB issued FAS 153, ‘Exchanges of Non-monetary Assets – an amendment of APB Opinion 29’, which amends APB Opinion 29, ‘Accounting for Non-monetary Transactions’ to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with the general exception for exchanges of non-monetary assets that do not have commercial substance. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal years beginning after 15 June 2005.

In March 2005, the FASB published FSP FIN 47 ‘Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143’ which clarifies the application of FAS 143 ‘Accounting for Obligations Associated with the Retirement of Long-Lived Assets’ in respect of conditional asset retirement obligations. The FSP is effective in the first period beginning after 15 December 2005.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’. FSP FAS 115-1 and FAS 124-1 address the determination as to when an impairment in equity securities (including cost method investments) and debt securities that can contractually be prepaid or otherwise settled in such a way that the investor would not recover substantially all of its cost should be deemed other-than-temporary. FSP FAS 115-1 and FAS 124-1 nullifies certain requirements under EITF Issue No. 03-01 ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’ that required the investor to make an evidence-based judgement as to whether it has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment in determining whether the impairment was other than temporary, and the measurement of the impairment loss. The guidance in FSP FAS 115-1 and FAS 124-1 is effective for reporting periods beginning after 15 December 2005.

In November 2005, the FASB issued FSP FIN 45-3 to provide clarification with respect to the application of FIN 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’. FSP FIN 45-3 includes within its scope and provides guidance concerning the application of FIN 45 to a guarantee granted to a business (or to its owners) that the entity’s revenue (or the revenue of a specified portion of the entity) will meet a minimum amount (referred to as a minimum revenue guarantee).

The group does not expect the adoption of the above pronouncements to have a material impact on its results of operations or financial position under US GAAP.

In May 2005, the FASB issued FAS 154, ‘Accounting Changes and Error Corrections’. FAS 154 replaces APB Opinion No. 20, ‘Accounting Changes’ and FASB Statement No. 3, ‘Reporting Accounting Changes in Interim Financial Statements’. FAS 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle, and requires the retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. FAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after 15 December 2005. The adoption of FAS 154 will only have an effect when the group makes a change in accounting principle that is addressed by the standard.

SECTION B

UNAUDITED INTERIM RESULTS OF SCOTTISHPOWER

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

Group Income Statement

for the six months ended 30 September 2006

		Six months ended 30 September
	Notes	Before exceptional items and certain remeasurements 2006 £m		Exceptional items and certain remeasurements (Notes l (b), 3) 2006 £m	Total 2006 £m		Before exceptional items and certain remeasurements 2005 (as restated – Note 1) £m		Exceptional items and certain remeasurements (Notes 1(b), 3) 2005 (as restated – Note 1) £m	Total 2005 (as restated – Note 1) £m
Continuing operations
Revenue	2	2,607.6		–	2,607.6		2,118.8		–	2,118.8
Cost of sales			(1,769.1)	–	(1,769.1)			(1,458.4)	–	(1,458.4)
Transmission and distribution costs			(167.6)	–	(167.6)			(153.2)	–	(153.2)
Administrative expenses	3		(193.0)	–	(193.0)			(185.5)	(46.5)	(232.0)
Net fair value losses on operating derivatives	2, 3	–		(121.2)	(121.2)		–		(160.6)	(160.6)
Other operating income		37.4		–	37.4		5.0		–	5.0
Share of profit/(loss) of jointly controlled entities and associates	2	1.7		–	1.7			(0.9)	–	(0.9)
Gain on disposal of gas storage project	3	–		–	–		–		78.6	78.6

Operating profit	2, 14	517.0		(121.2)	395.8		325.8		(128.5)	197.3
Finance income	4	124.0		–	124.0		105.2		–	105.2
Net fair value losses on financing derivatives	3, 5	–		(90.4)	(90.4)		–		(128.3)	(128.3)
Finance costs	6		(158.2)	–	(158.2)			(157.7)	–	(157.7)
Net finance costs			(34.2)	(90.4)	(124.6)			(52.5)	(128.3)	(180.8)

Profit before tax		482.8		(211.6)	271.2		273.3		(256.8)	16.5
Income tax	3, 7, 14		(153.3)	62.7	(90.6)			(36.6)	107.7	71.1

Profit for the period from continuing operations		329.5		(148.9)	180.6		236.7		(149.1)	87.6
Discontinued operations
Profit for the period from discontinued operations	14	–		–	–		140.9		2.7	143.6

Profit for the period		329.5		(148.9)	180.6		377.6		(146.4)	231.2

Attributable to:
Equity holders of Scottish Power plc		329.7		(148.9)	180.8		376.7		(146.4)	230.3
Minority interests			(0.2)	–	(0.2)		0.9		–	0.9

		329.5		(148.9)	180.6		377.6		(146.4)	231.2

Basic earnings per ordinary share	9
– Continuing operations					11.54	p				4.72	p
– Discontinued operations					–					7.81	p

– Continuing and discontinued operations					11.54	p				12.53	p

Adjusted basic earnings per ordinary share	14
– Continuing operations		21.05	p				12.83	p
– Discontinued operations		–					7.67	p

– Continuing and discontinued operations		21.05	p				20.50	p

Diluted earnings per ordinary share	9
– Continuing operations					11.47	p				4.69	p
– Discontinued operations					–					7.76	p

– Continuing and discontinued operations					11.47	p				12.45	p

Adjusted diluted earnings per ordinary share	14
– Continuing operations		20.23	p				12.53	p
– Discontinued operations		–					7.26	p

– Continuing and discontinued operations		20.23	p				19.79	p

Dividend per ordinary share
Dividend per ordinary share (paid and proposed)	10				11.40	p				10.40	p

Group Statement of Recognised Income and Expense

for the six months ended 30 September 2006

	Six months ended 30 September
	2006 £m	2005 (As restated – Note 1) £m
(Losses)/gains on effective cash flow hedges recognised	(309.4)	237.4
Exchange movement on translation of overseas results and net assets	(55.9)	201.7
Gains/(losses) on net investment hedges	44.9	(206.0)
Losses on revaluation of available-for-sale securities	–	(0.6)
Actuarial losses on retirement benefits	(110.7)	(22.5)
Tax on items taken directly to equity	122.3	(22.1)

Net (expense)/income recognised directly in equity for the period	(308.8)	187.9
Profit for the period	180.6	231.2

Total income and expense for the period	(128.2)	419.1
Cumulative adjustment for the implementation of IAS 39 (net of tax)	–	281.4
Net (gains)/losses removed from equity and recognised in the period	(17.8)	30.5
Tax on items transferred from equity	15.8	(12.5)

Total recognised income and expense	(130.2)	718.5

Total income and expense for the period attributable to:
Equity holders of Scottish Power plc	(128.0)	418.2
Minority interests	(0.2)	0.9

	(128.2)	419.1

Reconciliation of Movements in Equity

for the six months ended 30 September 2006

	Six months ended 30 September
	2006 £m	2005 (As restated – Note 1) £m
Profit for the period	180.6	231.2
Net (expense)/income recognised directly in equity for the period	(308.8)	187.9
Net (gains)/losses removed from equity and recognised in the period (net of tax)	(2.0)	18.0
Dividends	(138.7)	(235.4)
Return of cash to shareholders	(2,249.9)	–
Share capital issued	12.5	25.1
Consideration paid in respect of purchase of own shares held under trust	(1.2)	(3.0)
Credit in respect of employee share awards	3.7	4.6
Consideration received in respect of sale of own shares held under trust	30.4	16.6
Net movement in minority interests	7.8	(1.2)

Net movement in equity	(2,465.6)	243.8
Opening equity	5,101.0	3,957.1
Cumulative adjustment for the implementation of IAS 39 (net of tax)	–	281.4
Reclassification of non-equity minority interests on implementation of IAS 32	–	(52.5)
Opening equity as restated for the adoption of IAS 32 and IAS 39	5,101.0	4,186.0

Closing equity	2,635.4	4,429.8

Group Cash Flow Statement

for the six months ended 30 September 2006

		Six months ended 30 September
	Notes	2006 £m	2005 £m
Continuing operations
Operating activities
Cash generated from operations	11	600.2	179.6
Dividends received from jointly controlled entities		0.9	0.2
Interest paid		(87.9)	(100.1)
Interest received		50.8	30.6
Income taxes paid		(95.5)	(53.8)
Reallocation from discontinued operations		–	6.6

Net cash from operating activities		468.5	63.1

Continuing operations
Investing activities
Purchase of intangible assets		(31.8)	(13.7)
Proceeds from sale of intangible assets		0.3	–
Purchase of property, plant and equipment		(389.0)	(515.1)
Proceeds from sale of property, plant and equipment		14.0	5.2
Purchase of fixed asset investments		(46.8)	(58.1)
Deferred income received		29.9	10.7
Sale of businesses and subsidiaries		(17.8)	69.3
Increase in term deposits		(46.4)	–
Equity investment in discontinued operations		–	(137.3)
Dividend received from discontinued operations		–	56.9

Net cash used in investing activities		(487.6)	(582.1)

Continuing operations
Financing activities
Share capital issued		12.5	25.1
Return of cash to shareholders	8	(2,203.5)	–
Dividends paid to company’s equity holders		(138.7)	(235.4)
Proceeds received from minority interests		7.8	(1.2)
Net consideration received in respect of own shares held under trust		29.2	14.0
Repayments of borrowings		(1.1)	(123.5)
Proceeds from borrowings		2.9	63.4
Reallocation from discontinued operations		–	57.2

Net cash used in financing activities		(2,290.9)	(200.4)

Net decrease in net cash and cash equivalents – continuing operations		(2,310.0)	(719.4)

Net decrease in net cash and cash equivalents – discontinued operations		–	(40.9)

Net decrease in net cash and cash equivalents		(2,310.0)	(760.3)

Movement in Net Cash and Cash Equivalents

for the six months ended 30 September 2006

			Six months ended 30 September
	Note		2006 £m	2005 £m
Net cash and cash equivalents at beginning of period			3,583.0	1,727.3
Less: Net cash and cash equivalents at beginning of period – discontinued operations			–	97.4

Net cash and cash equivalents at beginning of period – continuing operations			3,583.0	1,629.9
Increase in net cash and cash equivalents on implementation of IAS 39 on 1 April 2005			–	0.7

Net cash and cash equivalents at 1 April (2005 as restated on implementation of IAS 39) – continuing operations			3,583.0	1,630.6
Net decrease in net cash and cash equivalents			(2,310.0)	(719.4)
Effect of foreign exchange rate changes			(25.7)	5.8
Mark-to-market movements on certain money market funds			(4.3)	1.6

Net cash and cash equivalents at end of period – continuing operations	(a	)	1,243.0	918.6

(a)	Net cash and cash equivalents in respect of continuing operations at 30 September 2006 comprises cash and cash equivalents and term deposits of £1,289.6 million less term deposits of £46.4 million and bank overdrafts of £0.2 million and at 30 September 2005 comprises cash and cash equivalents of £920.2 million less bank overdrafts of £1.6 million.

Reconciliation of Movement in Net Cash and Cash Equivalents to Movement in Net Debt

for the six months ended 30 September 2006

			Six months ended 30 September
	Notes		2006 £m	2005 (As restated – Note 1) £m
Net debt at beginning of period			(82.7)	(4,334.8)
Less: Net debt at beginning of period – discontinued operations			–	(2,307.6)

Net debt at beginning of period – continuing operations			(82.7)	(2,027.2)
Decrease in net debt on implementation of IAS 39 on 1 April 2005 – continuing operations			–	0.5

Net debt at 1 April (2005 as restated on implementation of IAS 39) – continuing operations			(82.7)	(2,026.7)
Issue of B shares	(a	)	(2,249.9)	–

			(2,332.6)	(2,026.7)
Net decrease in net cash and cash equivalents			(2,310.0)	(719.4)
Outflow of net cash and cash equivalents to shareholders under B share scheme	(a	)	2,203.5	–
(Inflow)/outflow of net cash and cash equivalents from (increase)/decrease in loans and borrowings			(1.8)	60.1
Outflow of net cash and cash equivalents from movement in term deposits			46.4	–
Foreign exchange			105.3	(85.8)
Mark-to-market movements on net debt			(0.4)	(16.0)
Other non-cash and cash equivalent movements			5.7	(10.1)

Net debt at end of period – continuing operations	(b	)	(2,283.9)	(2,797.9)

(a)	B shares issued as part of the capital reorganisation are classified as liabilities under IAS 32 and are therefore included within net debt.
(b)	Net debt at end of period – continuing operations comprises:

	30 September
	2006 £m	2005 (As restated – Note 1) £m
Current assets
– Cash and cash equivalents and term deposits	1,289.6	920.2
Current liabilities
– loans and other borrowings	(439.6)	(551.1)
– obligations under finance leases	(4.1)	(10.1)
Non-current liabilities
– loans and other borrowings	(3,084.5)	(3,095.5)
– obligations under finance leases	(45.3)	(61.4)

Net debt at end of period – continuing operations	(2,283.9)	(2,797.9)

Group Balance Sheet

as at 30 September 2006

Notes	30 September 2006 £m	30 September 2005 (As restated – Note 1) £m	31 March 2006 (As restated – Note 1) £m
Non-current assets
Intangible assets
– goodwill	100.0	92.6	100.8
– other intangible assets	153.1	120.8	147.6
Property, plant and equipment	5,708.9	5,183.0	5,489.8
Investments accounted for using the equity method	165.2	114.0	126.7
Other investments	4.1	–	4.1
Trade and other receivables	21.3	–	10.7
Derivative financial instruments	463.9	687.2	600.0
Finance lease receivables	82.0	123.0	104.6

Non-current assets	6,698.5	6,320.6	6,584.3

Current assets
Inventories	339.7	353.8	207.5
Trade and other receivables	867.4	923.2	1,199.1
Derivative financial instruments	579.6	786.3	844.8
Finance lease receivables	7.8	15.9	20.5
Cash and cash equivalents and term deposits	1,289.6	920.2	3,584.4
Assets classified as held for sale	–	7,621.9	–

Current assets	3,084.1	10,621.3	5,856.3

Total assets	2	9,782.6	16,941.9	12,440.6

Current liabilities
Loans and other borrowings	(439.6)	(551.1)	(523.0)
Derivative financial instruments	(546.1)	(665.4)	(403.9)
Obligations under finance leases	(4.1)	(10.1)	(6.7)
Trade and other payables	(919.4)	(1,043.6)	(1,124.5)
Current tax liabilities	(437.4)	(275.5)	(406.3)
Provisions	(10.7)	(27.6)	(26.5)
Liabilities classified as held for sale	–	(5,075.4)	–

Current liabilities	(2,357.3)	(7,648.7)	(2,490.9)

Non-current liabilities
Loans and other borrowings	(3,084.5)	(3,095.5)	(3,079.4)
Derivative financial instruments	(251.5)	(264.0)	(147.3)
Obligations under finance leases	(45.3)	(61.4)	(58.0)
Trade and other payables	(5.0)	–	(36.6)
Retirement benefit obligations	(160.8)	(208.2)	(155.5)
Deferred tax liabilities	(641.3)	(725.7)	(823.3)
Provisions	(66.2)	(27.3)	(65.8)
Deferred income	(535.3)	(481.3)	(482.8)

Non-current liabilities	(4,789.9)	(4,863.4)	(4,848.7)

Total liabilities	2	(7,147.2)	(12,512.1)	(7,339.6)

Net assets	2,635.4	4,429.8	5,101.0

Equity
Share capital	624.8	935.5	935.6
Share premium	2,337.4	2,317.0	2,326.0
Hedge reserve	339.9	606.3	595.2
Translation reserve	(3.2)	513.0	8.2
Other reserves	743.3	430.5	431.4
Retained (loss)/earnings	(1,414.5)	(375.4)	804.5

Equity attributable to equity holders of Scottish Power plc	2,627.7	4,426.9	5,100.9
Minority interests	7.7	2.9	0.1

Total equity	2,635.4	4,429.8	5,101.0

Net asset value per ordinary share	9	178.0	p	239.9	p	275.7	p

Notes to the Interim Accounts

for the six months ended 30 September 2006

1    Basis of Preparation

(a)	The financial information included within these Interim Accounts has been prepared on the basis of accounting policies consistent with those set out in the Accounts for the year ended 31 March 2006 and in accordance with the Listing Rules of the Financial Services Authority. The group has not adopted IAS 34 ‘Interim Financial Reporting’.

(b)	The format of the Group Income Statement has been prepared in accordance with the requirements of IAS 1 ‘Presentation of Financial Statements’ and reflects the impact of the adoption of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ with effect from 1 April 2005. In order to provide readers with a clear, consistent, and more useful presentation of the group’s underlying performance, profit for the period has been analysed between (i) profit before exceptional items and certain remeasurements and (ii) the effect of exceptional items and certain remeasurements.

Included in this latter category are:

–

items which are included in operating profit but classified as exceptional as the directors consider that by virtue of their nature, size or incidence, it is necessary for them to be displayed as a separate line item or separately within a line item if the financial statements are to be properly understood;

–

fair value gains and losses on operating derivatives and financing derivatives. All of the group’s treasury activities and all but an immaterial proportion of the group’s energy management activities are undertaken with a view to economically hedging the group’s physical and financial exposures. A number of these contracts do not qualify for own use or hedge accounting under IAS 39 and are therefore fair valued through the Group Income Statement. In addition, those contracts which do qualify for cash flow hedge accounting can have an element of hedge ineffectiveness which is recorded in the income statement. The directors consider that this accounting treatment of fair valuing economic hedges and the resulting income statement volatility does not appropriately reflect the business purpose of these contracts. In order to provide a more meaningful presentation, the fair value movements on these contracts have been separated from all other aspects of the impact of IAS 39 which remains within underlying business performance;

–

in the prior period, the reversal of the depreciation charge for PacifiCorp for the period from 24 May 2005, when it became a discontinued operation, as required by IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’; and

–	the taxation effect of the above items.

Further analysis of the items included in the column Exceptional items and certain remeasurements is provided in Note 3 to the Accounts.

This income statement format aligns with the group’s calculations of adjusted earnings per share as previously presented in the group’s Accounts in 2005/06.

(c)

During the preparation of the group’s Accounts for the year ended 31 March 2006, the group revisited its IAS 39 transition adjustment as at 1 April 2005. This resulted in the IAS 39 adjustment to equity attributable to equity holders of Scottish Power plc changing by

£16.9 million from £264.5 million to £281.4 million. Consequential adjustments were made to Other intangible assets, Trade and other payables, Non-current loans and other borrowings, Deferred tax liabilities, Hedge reserve, Translation reserve and Retained earnings at 1 April 2005. As a result of these changes comparative figures for the six month period to 30 September 2005 have been restated in the Group Statement of Recognised Income and Expense, Reconciliation of Movements in Equity and Group Balance Sheet and related notes. There is no impact on the Group Income Statement as a result of these adjustments.

The effect of the change in IAS 39 transition adjustment on the group’s previously reported Net assets was to increase Net assets and Total equity by £14.7 million at 30 September 2005 and is analysed as follows:

	As at 30 September 2005
	Note		Other intangible assets £m	Current trade and other payables £m	Non-current loans and other borrowings £m	Deferred tax liabilities £m	Net assets £m
As previously reported			149.0	(1,203.9)	(3,486.7)	(708.9)	4,415.1
Effect of change in IAS 39 transition adjustment			(28.2)	41.4	18.3	(16.8)	14.7

As restated	(i	)	120.8	(1,162.5)	(3,468.4)	(725.7)	4,429.8

	Hedge reserve £m	Translation reserve £m	Retained earnings £m	Total equity £m
As previously reported	569.9	510.9	(351.6)	4,415.1
Effect of change in IAS 39 transition adjustment	36.4	2.1	(23.8)	14.7

As restated	606.3	513.0	(375.4)	4,429.8

(i)	The balance of Current trade and other payables has been further restated from £1,162.5 million to £1,043.6 million as a result of the netting of certain Trade and other payables and certain Trade and other receivables as described in Note l(f) below and the balance of Non-current loans and other borrowings has been further restated from £3,468.4 million to £3,095.5 million as a result of the reclassification of the group’s convertible bonds as described in Note 1(d) below.

(d)	In the light of evolving practice and in line with the presentation adopted in the Accounts for the year ended 31 March 2006, the group has changed the classification of its convertible bonds from Non-current liabilities to Current liabilities and restated comparative figures accordingly. The bonds are perpetual and have no fixed redemption date; although they can be redeemed in limited circumstances. Bondholders can convert into ordinary shares of Scottish Power plc at any time and, therefore, the bonds meet the definition of current liabilities in IAS 1 and the IASB’s Framework for the Preparation and Presentation of Financial Statements. The effect of this reclassification has been to increase Current liabilities at 30 September 2005 by £572.3 million and reduce Non-current liabilities by the same amount. This comprises an increase to Current loans and other borrowings of £372.9 million and an increase to Current derivative financial instruments of £199.4 million, with a corresponding decrease to Non-current loans and other borrowings of £372.9 million and a decrease to Non-current derivative financial instruments of £199.4 million.

(e)	In the six months ended 30 September 2005, certain intra-segment transactions within PPM Energy were recorded on a gross basis instead of a net basis. The comparative figures for that period have, therefore, been restated with a reduction in Revenue and Cost of sales of £38.3 million. There is no impact on previously reported operating profit or net assets as a result of this restatement. The effect on periods prior to 1 April 2005 was not material. There is no impact on the results of the PPM Energy segment for the year ended 31 March 2006, which reported intra-segment transactions on a net basis.

(f)

Following a recent review of the group’s energy-related agreements by counterparty against the criteria for offset of financial assets and financial liabilities contained in IAS 32, the group has determined that certain of its Trade and other receivables and Trade and other payables and Derivative financial assets and Derivative financial liabilities, which were previously shown on a gross basis, meet the criteria for offset and have, accordingly, been presented on a net basis in the Balance Sheet at 30 September 2006. Comparative figures have been restated

accordingly. Previously reported Trade and other receivables and Trade and other payables have reduced by £118.9 million at 30 September 2005 and by £245.2 million at 31 March 2006. Previously reported Derivative financial assets and Derivative financial liabilities have reduced by £25.1 million at 31 March 2006 (30 September 2005 £nil). There is no effect on previously reported net assets.

(g)	The Interim Accounts are unaudited but have been formally reviewed by the auditors. The information shown for the year ended 31 March 2006 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2006 filed with the Registrar of Companies. The report of the group’s former auditors, PricewaterhouseCoopers LLP, on these Accounts was unqualified and did not contain a Statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

2    Segmental Information

For management purposes, the group is currently organised into three operating businesses, Energy Networks, Energy Retail & Wholesale and PPM Energy and therefore reports its primary segment information on this basis. PacifiCorp, the group’s former regulated US business, is included within discontinued operations.

(a)    Revenue by segment

			Total revenue		Six months ended 30 September Inter-segment revenue		External revenue
	Notes		2006 £m	2005 (As restated – Note 1) £m	2006 £m	2005 £m	2006 £m	2005 (As restated – Note 1) £m
Continuing operations
United Kingdom
Energy Networks	(i	)	407.4	398.6	(130.7)	(135.3)	276.7	263.3
Energy Retail & Wholesale			2,015.5	1,647.5	(10.3)	(7.7)	2,005.2	1,639.8

United Kingdom total			2,422.9	2,046.1	(141.0)	(143.0)	2,281.9	1,903.1

Continuing operations
United States
PPM Energy			323.4	211.1	–	–	323.4	211.1

United States total			323.4	211.1	–	–	323.4	211.1

Unallocated revenue	(i	)					2.3	4.6

Total	(ii	)					2,607.6	2,118.8

(i)	Unallocated revenue includes revenue from certain non-regulated businesses, previously included within the Energy Networks segment, which are now managed as part of corporate office activities. Revenue from these businesses in the six months ended 30 September 2005 amounted to £1.9 million. Unallocated revenue also includes revenue of the non-regulated businesses, previously included within the PacifiCorp segment, which were not included in the sale of PacifiCorp.

(ii)	In the segmental analysis revenue is shown by geographical origin. Revenue analysed by geographical destination is not materially different.

(b)    Operating profit by segment

			Six months ended 30 September			Six months ended 30 September
	Notes		Before net fair value losses on operating derivatives 2006 £m	Net fair value losses on operating derivatives (Note 3) 2006 £m	Total 2006 £m	Before net fair value losses on operating derivatives and exceptional items 2005 £m	Net fair value losses on operating derivatives (Note 3) 2005 £m	Exceptional items (Note 3) 2005 £m	Net fair value losses on operating derivatives and exceptional items 2005 £m	Total 2005 £m
Continuing operations
United Kingdom
Energy Networks	(i	)	244.5	–	244.5	240.8	–	(3.7)	(3.7)	237.1
Energy Retail & Wholesale			215.7	(130.5)	85.2	90.0	(96.3)	70.1	(26.2)	63.8

United Kingdom total			460.2	(130.5)	329.7	330.8	(96.3)	66.4	(29.9)	300.9

Continuing operations
United States
PPM Energy			67.9	9.6	77.5	9.6	(64.3)	–	(64.3)	(54.7)

United States total			67.9	9.6	77.5	9.6	(64.3)	–	(64.3)	(54.7)

Unallocated net expense	(i	)	(11.1)	(0.3)	(11.4)	(14.6)	–	(34.3)	(34.3)	(48.9)

Total	(ii	)	517.0	(121.2)	395.8	325.8	(160.6)	32.1	(128.5)	197.3

(i)	Unallocated net expense includes the results of certain non-regulated businesses, previously included within the Energy Networks segment, which are now managed as part of corporate office activities. Operating profit from these businesses in the six months ended 30 September 2005 amounted to £2.1 million. Unallocated net expense also includes corporate office costs and the operating results of the non-regulated businesses, previously included within the PacifiCorp segment, which were not included in the sale of PacifiCorp.

(ii)	Share of profit/(loss) in jointly controlled entities and associates included in operating profit by segment for the six months ended 30 September 2006 is as follows: Energy Networks £nil (2005 £(1.2) million), Energy Retail & Wholesale £0.6 million (2005 £0.3 million), PPM Energy £1.1 million (2005 £nil) and Unallocated net expense £nil (2005 £nil).

(c)    Net fair value losses on operating derivatives by segment

Included in operating profit above are net fair value (losses)/gains on operating derivatives as follows:

	Six months ended 30 September
	Unwind of opening position		Mark-to-market losses		Hedge ineffectiveness		Total
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Continuing operations United Kingdom
Energy Networks	–	–	–	–	–	–	–	–
Energy Retail & Wholesale	(49.3)	(29.3)	(81.1)	(64.2)	(0.1)	(2.8)	(130.5)	(96.3)

United Kingdom total	(49.3)	(29.3)	(81.1)	(64.2)	(0.1)	(2.8)	(130.5)	(96.3)

Continuing operations United States
PPM Energy	18.5	28.6	(20.6)	(81.2)	11.7	(11.7)	9.6	(64.3)

United States total	18.5	28.6	(20.6)	(81.2)	11.7	(11.7)	9.6	(64.3)

Unallocated	–	–	(0.3)	–	–	–	(0.3)	–

Total	(30.8)	(0.7)	(102.0)	(145.4)	11.6	(14.5)	(121.2)	(160.6)

(d)    Total assets and liabilities by segment

			Total assets			Total liabilities
	Notes		30 September 2006 £m	30 September 2005 (As restated – Note 1) £m	31 March 2006 (As restated – Note 1) £m	30 September 2006 £m	30 September 2005 (As restated – Note 1) £m	31 March 2006 (As restated – Note 1) £m
Continuing operations United Kingdom
Energy Networks	(i	)	3,479.1	3,217.5	3,366.2	(697.1)	(652.7)	(743.4)
Energy Retail & Wholesale			3,227.9	3,223.5	3,752.8	(862.5)	(735.8)	(812.2)

United Kingdom total			6,707.0	6,441.0	7,119.0	(1,559.6)	(1,388.5)	(1,555.6)

Continuing operations United States
PPM Energy			1,500.8	1,628.9	1,400.7	(354.5)	(591.0)	(410.8)

United States total			1,500.8	1,628.9	1,400.7	(354.5)	(591.0)	(410.8)

Total continuing operations			8,207.8	8,069.9	8,519.7	(1,914.1)	(1,979.5)	(1,966.4)

Discontinued operations – PacifiCorp (United States)			–	7,621.9	–	–	(5,075.4)	–
Unallocated assets/(liabilities)	(i	)	1,574.8	1,250.1	3,920.9	(5,233.1)	(5,457.2)	(5,373.2)

Total	(ii	)	9,782.6	16,941.9	12,440.6	(7,147.2)	(12,512.1)	(7,339.6)

(i)	Unallocated assets/(liabilities) include the net assets of certain non-regulated businesses, previously included within the Energy Networks segment, which are now managed as part of corporate office activities. These businesses had assets of £18.0 million and liabilities of £4.3 million at 30 September 2005 and assets of £19.2 million and liabilities of £6.7 million at 31 March 2006. Unallocated assets/(liabilities) also include net debt, tax liabilities, retirement benefit obligations, investments and treasury-related derivatives. Unallocated assets/(liabilities) at 30 September 2005 relate to both continuing and discontinued operations. Unallocated assets/(liabilities) at 30 September 2006 and 31 March 2006 relate solely to continuing operations.

(ii)	Investments in jointly controlled entities and associates included in total assets by segment are as follows: Energy Networks £0.6 million (30 September 2005 £1.5 million; 31 March 2006 £nil), Energy Retail & Wholesale £10.5 million (30 September 2005 £11.3 million; 31 March 2006 £10.8 million), PPM Energy £154.1 million (30 September 2005 £101.2 million; 31 March 2006 £115.9 million) and Unallocated assets/(liabilities) £nil (30 September 2005 £nil; 31 March 2006 £nil).

3    Exceptional Items and Certain Remeasurements

Exceptional items and certain remeasurements included in profit for the period from continuing operations for the six months ended 30 September 2006 are as follows:

			Six months ended 30 September
	Notes		2006 £m	2005 £m
(a) Exceptional administrative expenses
Corporate restructuring costs	(i	)	–	(21.1)
Impairment of finance lease receivables	(ii	)	–	(25.4)

			–	(46.5)
(b) Gain on disposal of gas storage project	(iii	)	–	78.6

Total exceptional items			–	32.1

(c) IAS 39 adjustments
Net fair value losses on operating derivatives	2, 14		(121.2)	(160.6)
Net fair value losses on financing derivatives	5, 14		(90.4)	(128.3)

Total IAS 39 adjustments			(211.6)	(288.9)

Tax on exceptional items and certain remeasurements
Tax on exceptional administrative expenses			–	15.9
Tax on IAS 39 adjustments			62.7	91.8

			62.7	107.7

Total exceptional items and certain remeasurements (net of tax) – continuing operations			(148.9)	(149.1)

(i)	A gross exceptional charge of £21.1 million and related tax credit of £6.3 million for the six months ended 30 September 2005, relating to costs of the corporate restructuring. Costs of the corporate restructuring by segment for the six months ended 30 September 2005 are as follows: Energy Networks £3.7 million, Energy Retail & Wholesale £8.5 million, PPM Energy £nil and Unallocated net expense £8.9 million.

(ii)	A gross exceptional charge of £25.4 million and related tax credit of £9.6 million for the six months ended 30 September 2005, relating to the impairment of the group’s aircraft leases within the Unallocated segment.

(iii)	A gross exceptional gain within Energy Retail & Wholesale of £78.6 million for the six months ended 30 September 2005, relating to the sale of the group’s underground natural gas storage project at Byley to E.ON UK plc for £96.0 million. There is no tax effect of this exceptional item.

4    Finance Income

	Six months ended 30 September
	2006 £m	2005 £m
Interest income	53.3	48.7
Expected return on retirement benefit assets	70.7	56.5

Total	124.0	105.2

5    Net Fair Value Losses on Financing Derivatives

Net fair value losses on financing derivatives of £90.4 million (2005 £128.3 million) includes losses of £77.9 million (2005 £141.7 million) for the six months ended 30 September 2006, resulting from changes to the fair value of the embedded derivative within the $700 million convertible bonds, primarily as a result of movement in the company’s share price.

6    Finance Costs

	Six months ended 30 September
	2006 £m	2005 £m
Interest charge	100.8	106.3
Unwinding of discount on provisions	0.5	0.4
Interest on retirement benefit obligations	56.9	51.0

Total	158.2	157.7

7    Income Tax

Income tax includes deferred tax and is computed as follows:

(a)	Tax is calculated on the profits for the period, before taking account of the income statement effect of any adjustments to the measurement and classification of financial instruments required by IAS 39, at the anticipated annual effective rate applicable to these profits.

(b)	Adjustments to profit arising from the application of measurement and classification rules for financial instruments contained in IAS 39 are tax effected, as appropriate, at the applicable territorial rate.

(c)	Charges or credits to income taxes relating to prior-year items are recognised in the period in which they arise.

8    Return of Cash to Shareholders

On 4 May 2006 shareholder approval was obtained at an Extraordinary General Meeting of the company for a return of cash to shareholders of £2.25 billion via a B share structure including a capital reorganisation, and the issue of new ordinary shares and B shares.

On 15 May 2006, one in every three of the company’s existing ordinary shares were reclassified into B shares. The company’s existing ordinary shares were subdivided and consolidated so that shareholders received approximately 1.1905 new ordinary shares for every existing ordinary share remaining after the reclassification.

Following the reclassification and the subdivision and consolidation, on 15 May 2006 there were 1,485,952,052 new ordinary shares and 623,864,749 B shares in issue all of which were admitted to the London Stock Exchange’s main market for listed securities on that date.

In accordance with the terms of the B share prospectus, shareholders were able to elect between the following alternatives in respect of each B share that they held:

–	to receive a dividend of £3.60 after which the B share would be converted into a deferred share with a negligible value;

–	to have it repurchased by the company for £3.60; or

–	to retain it and have the opportunity for it to be repurchased by the company on certain future dates up to 2011 for £3.60.

As a result of elections received from shareholders, on 22 May 2006 the company declared a B share dividend of £3.60 per share in respect of 370,655,937 B shares, totalling £1,334.4 million, and agreed to acquire a further 240,324,768 B shares for a total consideration of £865.2 million. 12,884,044 B shares, with a value of £46.4 million, remain outstanding at 30 September 2006. Net costs amounted to £3.9 million.

9    Earnings and Net Asset Value Per Ordinary Share

(a)	Earnings per ordinary share have been calculated for all periods by dividing the profit for the period (as adjusted for minority interests) by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Six months ended 30 September
	2006 £m	2005 £m
Basic earnings per ordinary share
Profit attributable to equity holders of Scottish Power plc
– Continuing	180.8	86.7
– Discontinued	–	143.6
– Continuing and Discontinued	180.8	230.3
Weighted average ordinary share capital (number of shares, million)	1,566.4	1,837.5

Diluted earnings per share
Profit attributable to equity holders of Scottish Power plc
– Continuing	180.8	86.7
– Discontinued	–	143.6
– Continuing and Discontinued	180.8	230.3
Weighted average ordinary share capital (number of shares, million)	1,576.1	1,849.4

The difference between the basic and diluted weighted average ordinary share capital is attributable to outstanding share options and shares held in trust for the group’s employee share schemes. The group’s convertible bonds were anti-dilutive for the six months ended 30 September 2006 and for the six months ended 30 September 2005 based on the continuing profit attributable to equity holders of Scottish Power plc.

(b)	Net asset value per ordinary share has been calculated based on the net assets (after adjusting for minority interests) and the number of shares in issue (after adjusting for the effect of shares held in trust) at the end of the respective financial periods:

	30 September 2006	30 September 2005 (As restated – Note 1)	31 March 2006
Net assets (as adjusted) (£ million)	2,627.7	4,426.9	5,100.9
Number of ordinary shares in issue at the period end (as adjusted) (number of shares, million)	1,476.5	1,845.5	1,850.1

10    Dividends

	Six months ended 30 September		Six months ended 30 September
	2006 pence per ordinary share	2005 pence per ordinary share	2006 £m	2005 £m
Final dividend paid for the prior year	9.40	7.65	138.7	139.4
First interim dividend paid	–	5.20	–	96.0

Total dividends paid	9.40	12.85	138.7	235.4

Proposed first interim dividend	11.40	–	168.9	–
Proposed second interim dividend	–	5.20	–	96.3

The proposed first interim dividend of 11.40 pence per ordinary share is payable on 28 December 2006 to shareholders on the register at 24 November 2006. The proposed first interim dividend was approved by the Board on 14 November 2006 and as required by IAS 10 “Events After the Balance Sheet Date” has not been included as a liability in these Accounts.

As part of the return of capital to ordinary shareholders, a dividend of £3.60 per B share was declared in respect of 370,655,937 B shares totalling £1,334.4 million. Further details of the return of capital to ordinary shareholders are set out in Note 8.

11    Reconciliation of Operating Profit to Cash Generated from Continuing Operations

	Six months ended 30 September
	2006 £m	2005 (As restated – Note 1) £m
Operating profit	395.8	197.3
Adjustments for:
Fair value losses on operating derivatives	121.2	160.6
Share of (profit)/loss in jointly controlled entities and associates	(1.7)	0.9
Exceptional items	–	(32.1)
Amortisation	10.8	16.4
Depreciation	118.9	103.0
(Profit)/loss on sale of property, plant and equipment	(9.7)	4.5
Amortisation of share scheme costs	3.7	4.6
Movement in deferred income	12.9	(10.2)
Movement in provisions	(103.0)	6.9

Operating cash flows before movements in working capital	548.9	451.9
Increase in inventories	(139.7)	(255.5)
Decrease/(increase) in trade and other receivables	374.3	(62.2)
(Decrease)/increase in trade and other payables	(183.3)	45.4

Cash generated from continuing operations	600.2	179.6

12    Contingent Liabilities

There have been no material changes to the group’s contingent liabilities disclosed in the 2005/06 Annual Report & Accounts.

13    Exchange Rates

The relevant exchange rates applied in the preparation of these Interim Accounts were $1.85/£ (average rate for the six-month period to 30 September 2006), $1.87/£ (closing rate as at 30 September 2006), $1.79/£ (average rate for the three-month period to 30 September 2005), $1.86/£ (average rate for the three-month period to 30 June 2005), $1.76/£ (closing rate as at 30 September 2005) and $1.74/£ (closing rate as at 31 March 2006).

14    Reconciliation of Adjusted Profits and Earnings Per Share

Set out below is the reconciliation of adjusted profits and earnings per share which has been prepared in accordance with the methodology set out in Note 1(b):

		Six months ended 30 September
Adjusted profit from continuing operations	Note	2006 £m	2005 £m
Continuing operations
Operating profit		395.8	197.3
IAS 39 adjustments
– net fair value losses on operating derivatives		121.2	160.6
Other items
– exceptional items	3	–	(32.1)

Adjusted operating profit		517.0	325.8

Net finance costs		(124.6)	(180.8)
IAS 39 adjustments
– net fair value losses on financing derivatives		90.4	128.3

Adjusted net finance costs		(34.2)	(52.5)

Adjusted profit before tax		482.8	273.3

Tax		(90.6)	71.1
– tax on adjusting items		(62.7)	(107.7)

Adjusted tax		(153.3)	(36.6)

Adjusted profit from continuing operations		329.5	236.7

	Six months ended 30 September
Adjusted profit from discontinued operations	2006 £m		2005 £m
Discontinued operations
Profit from discontinued operations	–		143.6
IAS 39 adjustments
– net fair value gains on operating derivatives	–		(2.1)
– net fair value losses on financing derivatives	–		23.7
– loss following de-designation of net investment hedges	–		46.1
Other items
– PacifiCorp depreciation 24 May 2005 – 30 September 2005	–		(81.1)
Tax on adjusting items	–		10.7
Net adjusting items	–		(2.7)

Adjusted profit from discontinued operations	–		140.9

	Six months ended 30 September
Adjusted profit attributable to equity holders of Scottish Power plc	2006 £m		2005 £m
Adjusted profit	329.5		377.6
Minority interests	0.2		(0.9)

Adjusted profit attributable to equity holders of Scottish Power plc	329.7		376.7

	Six months ended 30 September
Adjusted basic earnings per share	2006 £m		2005 £m
Weighted average ordinary share capital (number of shares, million)	1,566.4		1,837.5

Adjusted basic earnings per share	21.05	p	20.50	p

	Six months ended 30 September
Adjusted basic earnings per share from continuing operations	2006 £m		2005 £m
Adjusted profit from continuing operations	329.5		236.7
Minority interests	0.2		(0.9)

Adjusted continuing profit attributable to equity holders of Scottish Power plc	329.7		235.8

Adjusted basic earnings per share from continuing operations	21.05	p	12.83	p

Adjusted basic earnings per share from discontinued operations were nil pence (2005 7.67 pence).

Adjusted diluted earnings per share were 20.23 pence (2005 19.79 pence), of which 20.23 pence (2005 12.53 pence) was from continuing operations and nil pence (2005 7.26 pence) was from discontinued operations.

PART 7

FINANCIAL INFORMATION OF IBERDROLA

Introduction

Section A of this Part 7 sets out financial information relating to Iberdrola for the two years ended 31 December 2006. Section B of this Part 7 sets out the unaudited pro forma financial information for the Enlarged Iberdrola Group considering the ScottishPower Group and Iberdrola Group on a combined basis.

Financial Information on Iberdrola

The financial information set out in Section A of this Part 7 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act, but has been extracted, without material adjustment, from the published audited consolidated annual accounts of Iberdrola as of and in respect of the year ended 31 December 2006. The financial information for the year ended 31 December 2005 has been extracted, without material adjustment, from the comparatives set out in the 2006 audited consolidated annual accounts of Iberdrola.

The financial information contained in Section A of this Part 7 does not constitute Iberdrola’s full statutory financial statements. The audited consolidated annual accounts of Iberdrola for 2005 and 2006 have been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union (EU-IFRSs). The reports of Ernst & Young, Iberdrola’s auditor for the year ended 31 December 2006, and Deloitte, S.L., Iberdrola’s auditor for the year ended 31 December 2005, on the consolidated financial statements, audited in accordance with generally accepted auditing standards in Spain, contained unqualified opinions.

SECTION A

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF IBERDROLA FOR THE TWO YEARS ENDED 31 DECEMBER 2006

IBERDROLA, S.A. AND SUBSIDIARIES

Consolidated Annual Accounts and Consolidated Management Report for the

year ended December 31, 2006

(Translation of a report and consolidated annual accounts originally issued in Spanish.

In the event of discrepancy, the Spanish-language version prevails)

AUDIT REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

Translation of a report and consolidated annual accounts originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 50)

To the Shareholders of

IBERDROLA, S.A.

We have audited the consolidated annual accounts of IBERDROLA, S.A. and its subsidiaries (the IBERDROLA Group), which comprise the consolidated balance sheet at December 31, 2006, the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated cash flow statement and the notes thereto for the year then ended, the preparation of which is the responsibility of the Parent Company’s directors. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the annual accounts, and the evaluation of their presentation, of the accounting principles applied, and of the estimates made. Our work did not include the audit of the 2006 annual accounts of several subsidiaries, whose assets and net profit represent 7% and 18%, respectively, of the consolidated totals. Said annual accounts were audited by other auditors (see appendix to the notes for detail) and our opinion in this audit report on the IBERDROLA Group’s consolidated annual accounts with regard to these subsidiaries is based solely on the reports of these auditors.

In accordance with Spanish mercantile law, for comparative purposes the Parent Company’s directors have included for each of the captions included in the consolidated balance sheet, the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated cash flow statement and the notes thereto, in addition to the figures of 2006, those of 2005. Our opinion refers only to the consolidated annual accounts for 2006. On February 23, 2006, other auditors issued their audit report on the 2005 consolidated annual accounts, in which they expressed an unqualified opinion.

In our opinion, based on our audit and on the reports of the other auditors, the accompanying 2006 consolidated annual accounts give a true and fair view, in all material respects, of equity and financial position of IBERDROLA, S.A. and its subsidiaries at December 31, 2006, and the consolidated results of its operations, the changes in consolidated equity contained in the consolidated statement of recognised income and expense and the consolidated cash flow for the year then ended and contain the required information necessary for their adequate interpretation and comprehension, in conformity with the international financial reporting standards adopted by the European Union which are consistent with those applied to the figures and information corresponding to the 2005 consolidated financial statements.

The accompanying consolidated management report for the year ended December 31, 2006 contains such explanations as the Parent Company’ directors consider appropriate concerning the situation of IBERDROLA, S.A. and its subsidiaries, the evolution of its business and other matters, and is not an integral part of the consolidated annual accounts. We have checked that the accounting information included in the consolidated management report mentioned above agrees with the consolidated annual accounts for the year ended December 31, 2006. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of the Parent Company and the companies comprising its Group.

ERNST & YOUNG, S.L.
(Registered in ROAC under nº S0530)

Juan María Román Gonçalves

February 21, 2007

CONSOLIDATED ANNUAL ACCOUNTS AND CONSOLIDATED

MANAGEMENT REPORT

FOR THE YEAR ENDED 31 DECEMBER 2006

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRS,

as adopted by the European Union (see Note 50). In the event of a discrepancy, the Spanish-language version prevails.

IBERDROLA, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

31 December 2006 and 2005

		Thousands of Euros
	Note	2006	2005(*)
ASSETS
NON-CURRENT ASSETS:
Intangible assets	8	900,125	848,595
Goodwill		55,644	50,033
Other intangible assets		844,481	798,562
Investment property	9	498,486	550,546
Property, plant and equipment	10	21,067,354	19,942,254
Property, plant and equipment in use		19,362,285	17,664,216
Property, plant and equipment in the course of construction		1,705,069	2,278,038
Non-current financial assets		2,723,881	1,630,435
Investments accounted for using the equity method	11.a	761,410	475,840
Non-current equity instruments	11.b	1,603,399	914,046
Other non-current financial assets	11.c	279,207	165,497
Derivative financial instruments	24	79,865	75,052
Non-current trade and other receivables	12	832,840	1,468,504
Deferred tax assets	26	1,221,965	1,356,456

		27,244,651	25,796,790

CURRENT ASSETS:
Nuclear fuel	14	237,898	211,686
Inventories	15	1,192,727	848,348
Current trade and other receivables	17	2,790,578	2,324,317
Current financial assets		288,855	669,194
Current equity instruments		147,179	3,492
Other current financial assets	11.c	123,296	650,900
Derivative financial instruments	24	18,380	14,802
Tax receivables	27	601,560	419,905
Cash and cash equivalents	18	704,574	208,420

		5,816,192	4,681,870

TOTAL ASSETS		33,060,843	30,478,660

(*)	The consolidated balance sheet at 31 December 2005 is presented for comparative purposes only.

The accompanying Notes 1 to 50 and the Appendix are an integral part of the consolidated balances sheets as at 31 December 2006 and 2005

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRS,

as adopted by the European Union (see Note 50). In the event of a discrepancy, the Spanish-language version prevails.

IBERDROLA, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

31 December 2006 and 2005

		Thousands of Euros
	Note	2006	2005(*)
EQUITY AND LIABILITIES
EQUITY:
Of shareholders of the Parent	19	10,418,214	9,267,653
Share capital		2,704,648	2,704,648
Unrealised asset and liability revaluation reserve		739,100	153,494
Other reserves		5,361,810	4,876,751
Treasury shares		(3,223)	(2,479)
Translation differences		(44,377)	153,190
Net profit for the year		1,660,256	1,382,049
Of minority interests		148,789	147,002

		10,567,003	9,414,655

NON-CURRENT LIABILITIES:
Deferred income	20	817,607	675,597
Provisions		1,717,775	1,379,221
Provisions for pensions and similar obligations	21	825,876	732,545
Other provisions	22	891,899	646,676
Bank borrowings and other financial liabilities		12,618,183	11,555,610
Bank borrowings-loans	23	12,575,158	11,390,185
Derivative financial instruments	24	43,025	165,425
Other non-current payables	25	278,322	238,248
Deferred tax liabilities	26	605,282	719,715

		16,037,169	14,568,391

CURRENT LIABILITIES:
Provisions		466,023	416,829
Provisions for pensions and similar obligations	21	118,488	182,894
Other provisions	22	347,535	233,935
Bank borrowings and other financial liabilities		1,734,063	1,555,441
Bank borrowings – loans	23	1,665,412	1,544,839
Derivative financial instruments	24	68,651	10,602
Trade and other payables		4,256,585	4,523,344
Trade payables	28	2,687,756	2,919,585
Current tax liabilities and other tax payables	27	635,009	575,765
Other current liabilities		933,820	1,027,994

		6,456,671	6,495,614

TOTAL EQUITY AND LIABILITIES		33,060,843	30,478,660

(*)	The consolidated balance sheet at 31 December 2005 is presented for comparative purposes only.

The accompanying Notes 1 to 50 and the Appendix are an integral part of the consolidated balances sheets as at 31 December 2006 and 2005

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRS,

as adopted by the European Union (see Note 50). In the event of a discrepancy, the Spanish-language version prevails.

IBERDROLA, S.A. AND SUBSIDIARIES

Consolidated Income Statements for the years ended

31	December 2006 and 2005

		Thousands of Euros
	Note	2006	2005(*)
Revenue	29	11,017,408	11,738,228
Procurements	30	(5,217,048)	(6,791,567)

		5,800,360	4,946,661
Staff costs	31	(1,173,721)	(979,832)
Capitalised staff costs	31	173,058	174,255
Outside services		(1,008,907)	(862,934)
Other operating income		235,171	322,184

		(1,774,399)	(1,346,327)
Taxes other than income tax		(136,311)	(222,721)

		3,889,650	3,377,613
Depreciation and amortisation charge, allowances and provisions	33	(1,235,200)	(1,115,395)

PROFIT FROM OPERATIONS		2,654,450	2,262,218
Result of companies accounted for using the equity method		69,085	34,421
Finance income	35	368,302	266,719
Finance costs	36	(887,250)	(722,359)
Gains on disposal of non-current assets	34	193,403	157,712
Losses on disposal of non-current assets		(11,814)	(40,901)

PROFIT BEFORE TAX		2,386,176	1,957,810
Income tax	26	(695,291)	(553,250)

NET PROFIT FOR THE YEAR		1,690,885	1,404,560
Minority interests		(30,629)	(22,511)

NET PROFIT FOR THE YEAR ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		1,660,256	1,382,049

EARNINGS PER SHARE IN EUROS (BASIC AND DILUTED)	48	1.843	1.534

(*)	The consolidated income statement at 31 December 2005 is presented for comparative purposes only.

The accompanying Notes 1 to 50 and the Appendix are an integral part of the consolidated income statement for the year ended 31 December 2006 and 2005

IBERDROLA, S.A. AND SUBSIDIARIES

Consolidated Statements of Recognised Income and Expense

for the years ended 31 December 2006 and 2005

	Thousands of euros
	2006			2005(*)
	Of the Parent	Of Minority Interests	Total	Of the Parent	Of Minority Interests	Total
NET PROFIT RECOGNISED DIRECTLY IN EQUITY
In other reserves	(24,291)	–	(24,291)	(202,695)	–	(202,695)
Actuarial gains and losses on pension schemes	(8,796)	–	(8,796)	(311,838)	–	(311,838)
Adjustments for amendments to applicable tax rate	(13,801)	–	(13,801)	–	–	–
Others	(7,307)	–	(7,307)	–	–	–
Tax effect	5,613	–	5,613	109,143	–	109,143
In unrealised asset and liability revaluation reserves	585,606	–	585,606	172,290	–	172,290
Change in the value of available-for-sale investments	457,573	–	457,573	180,321	–	180,321
Change in the value of cash flow hedges	178,854	–	178,854	85,649	–	85,649
Tax effect	(50,821)	–	(50,821)	(93,680)	–	(93,680)
In translation differences	(197,567)	(7,116)	(204,683)	219,857	7,652	227,509
Change in translation differences	(297,722)	(10,715)	(308,437)	330,901	11,499	342,400
Tax effect	100,155	3,599	103,754	(111,044)	(3,847)	(114,891)
NET PROFIT RECOGNISED DIRECTLY IN EQUITY	363,748	(7,116)	356,632	189,452	7,652	197,104
NET PROFIT FOR THE YEAR	1,660,256	30,629	1,690,885	1,382,049	22,511	1,404,560
TOTAL INCOME AND EXPENSES RECOGNISED IN THE YEAR	2,024,004	23,513	2,047,517	1,571,501	30,163	1,601,664

(*)	The consolidated statement of recognised income and expense for 2005 is presented solely for information purposes.

The accompanying Notes 1 to 50 and the Appendix are an integral part of the consolidated statement of recognised income and expense for the year ended 31 December 2006 and 2005.

IBERDROLA, S.A. AND SUBSIDIARIES

Consolidated Cash Flow Statements

for the years ended 31 December 2006 and 2005

		Thousands of Euros
	Note	2006	2005(*)
Cash flows from operating activities:
Profit before tax		2,386,176	1,957,810
Adjustments for
Depreciation and amortisation charge and provisions	21,22,33	1,395,285	1,351,130
Net result of associates	11	(69,085)	(34,421)
Grants credited to income	20	(48,519)	(147,154)
Finance income and costs	35.36	518,948	455,639
Gains from disposal of noncurrent assets	34	(181,589)	(116,810)
Changes in working capital:
Change in trade and other receivables		(465,917)	(277,643)
Change in inventories		(370,591)	38,182
Decrease in trade payables		(110,283)	569,614
Effect on working capital of changes in consolidation method and/or scope		28,786	(11,768)
Effect of translation differences on working capital of foreign companies		(28,561)	6,649
Change in non-current receivables and other payables		675,737	(1,379,903)
Provisions paid		(190,885)	(148,620)
Income taxes paid		(693,430)	(460,938)
Interest received		221,281	90,689
Dividends received		67,890	33,191

Net cash flows from operating activities (I)		3,135,243	1,925,647

Cash flows from investing activities:
Investments in subsidiaries, net of the existing cash items		–	(97,870)
Investments in intangible assets	8	(53,167)	(64,745)
Investments in associates	11	(224,279)	(7,382)
Investments in equity investments	11	(331,812)	(248)
Other investments	11	(113,711)	64,022
Investments in treasury shares	19	(228,170)	(319,495)
Investments in investment property	9	(4,318)	(24,972)
Investments in property, plant and equipment	10	(2,435,701)	(2,041,996)
Changes in working capital due to current financial assets		380,339	(455,725)
Income taxes paid		(8,170)	(18,045)
Proceeds from disposals of non-financial assets		57,054	131,433
Proceeds from disposals of financial assets		79,900	155,312
Proceeds from disposals of treasury shares	19	227,427	322,681

Net cash flows from investing activities (II)		(2,654,608)	(2,357,030)

Cash flows from financing activities:
Dividends paid	19	(872,699)	(729,384)
Change in working capital due to current borrowings		120,573	(931,990)
Grants related to assets	20	187,855	164,269
Cash inflows from non-current borrowings		3,007,716	3,510,878
Interest paid including capitalised interest		(751,767)	(697,535)
Repayment of borrowings		(1,665,412)	(844,839)
Non-current loans		–	(9,592)
Early settlement of derivatives		–	37,024

Net cash flows from financing activities (III)		26,266	498,831

Effect of foreign exchange rate changes on cash and cash equivalents (IV)		(10,747)	6,870

Net increase in cash and cash equivalents (I+II+III+IV)		496,154	74,318
Cash and cash equivalents at beginning of year		208,420	134,102

Cash and cash equivalents at end of year		704,574	208,420

(*)	The Consolidated Cash Flow Statement for 2005 is presented for comparative purposes only.

The accompanying Notes 1 to 50 and the Appendix are an integral part of the consolidated cash flow statements for the year ended 31 December 2006 and 2005

IBERDROLA, S.A. AND ITS SUBSIDIARIES

Notes to the Consolidated Accounts

December 31, 2006

1.    Group activities

Pursuant to Article 2 of its bylaws, the corporate purpose of IBERDROLA, incorporated in Spain with limited liability (Sociedad Anónima) (“IBERDROLA”) is as follows:

–

To carry out all manner of activities and construction work and provide services required for, or related to, the production, transmission, switching and distribution or retailing of electric power or electricity by-products and their applications, and involving the raw materials or primary energies required for electric power generation, energy, engineering, computer and telecommunications services, services relating to the Internet, the treatment and distribution of water, the integral provision of urban and gas retailing services, and other gas storage, regasification, transmission or distribution activities, which will be provided indirectly through the ownership of shares or other equity investments in companies that do not engage in the retailing of gas.

–

The distribution, representation and marketing of all manner of goods and services, products, articles, merchandise, computer programs, industrial equipment, machinery, machine and hand tools, spare parts and accessories.

–	To engage in the research, study and planning of investment and corporate organisation projects, and to promote, set up and develop industrial, commercial and service companies.

–	To provide assistance and support services to the Group companies and other investees, providing for them the guarantees and collateral required for this purpose.

IBERDROLA’s registered address is at Calle Gardoqui 8, in Bilbao.

The aforementioned activities may be performed in Spain and abroad, and may be performed totally or partially either directly by IBERDROLA or through the ownership of shares or other equity investments in other companies, subject in all cases to the legislation applicable at any given time and, in particular, to the legislation applicable to the electricity industry (see Note 3).

In general, the corporate purpose of the subsidiaries consists of the production, switching, distribution and retailing of electricity and gas, the provision of telecommunications services and the performance of real estate and other related activities in Spain and abroad.

2.    Basis of presentation of the consolidated annual accounts

a)    Applicable accounting legislation

The IBERDROLA Group’s 2006 Consolidated Annual Accounts were prepared by the directors on 20 February 2007 in accordance with International Financial Reporting Standards (IFRSs), as adopted by the European Union, in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council. The directors of IBERDROLA expect these Consolidated Annual Accounts to be approved at the General Shareholders’ Meeting without modification.

These Consolidated Annual Accounts have been prepared on a historical cost basis, except for available-for-sale financial assets and derivative financial instruments, which have been measured at fair value. The carrying amounts of assets and liabilities hedged by fair value hedges are restated to reflect variations in their fair value as a result of the risk hedged.

IBERDROLA has elected to implement the early application of the following standards, which have been endorsed by the European Union and do not have any impact on the Group’s financial situation as they relate solely to additional disclosure:

–

IFRS 7: “Financial instruments: disclosures” (see Notes 5 and 24), which requires disclosure to enable readers to evaluate the significance of the Group’s financial instruments, their nature and the extent of risks arising from them.

–	Amendments to IAS 1: “Presentation of financial statements,” which requires disclosure to enable readers to evaluate the policies and processes for managing capital (see Note 19).

The remaining standards issued by the corresponding bodies whose application is not mandatory in 2006 would not have a material impact on these Consolidated Annual Accounts.

The IFRSs provide for certain alternatives, including most notably the following:

i)	The IFRSs establish as an alternative the recording as an addition to the acquisition cost of assets the finance costs arising from the external financing allocated to property, plant and equipment in the course of construction and nuclear fuel stocks. The IBERDROLA Group opted to capitalise these finance costs.

ii)	Interests in joint ventures may be proportionately consolidated or accounted for by the equity method. The same method must be applied to all the Group’s interests in joint ventures. The IBERDROLA proportionately consolidates all its investments in companies over which it shares control with the shareholders.

iii)	Intangible assets and assets recorded under “Property, Plant and Equipment” and “Investment Property” may be measured at market value or cost, less any accumulated amortisation and any accumulated impairment losses. The IBERDROLA Group decided to measure the aforementioned assets at adjusted cost.

iv)	Under IFRSs, actuarial differences exceeding the higher of 10% of the actuarial present value of guaranteed benefit or 10% of the market value of the plan assets, deferred over the average remaining life of the employees covered by the plan, may be allocated to income. Alternatively, the actuarial differences that arise in relation to its defined benefit obligations may be allocated to reserves.

The IBERDROLA Group decided to recognise the full amount of the actuarial variances when they are charged or credited, as appropriate, to reserves.

v)	Under IFRSs, grants related to assets can be treated in two ways: the amount of the grants related to assets received for the acquisition of the assets can be deducted from the carrying amount of the assets or they can be set up as deferred income on the liability side of the balance sheet. The IBERDROLA Group opted for the latter treatment.

The IBERDROLA Group’s Consolidated Annual Accounts corresponding to the year 2005 were approved at the General Shareholders’ Meeting on 18 March 2006.

b)    Basis of consolidation

The subsidiaries over which the IBERDROLA Group exercises control are generally fully consolidated, unless they are scantly material with respect to presenting fairly the accounts of the IBERDROLA Group.

The IBERDROLA Group considers that it has control over a company when it has the power to govern its financial and operating policies so as to obtain benefits from its activities.

The entities that the IBERDROLA Group manages jointly with other companies are proportionately consolidated.

The associates over which the IBERDROLA Group does not exercise control but does have a significant influence were accounted for in the consolidated balance sheet by the equity method. For the purposes of these Consolidated Annual Accounts, it is considered that a significant influence is exercised over companies in which the Group has an ownership of over 20%, except in specific cases in which, although the Group’s ownership interest is lower, the existence of a significant influence can be clearly demonstrated.

The Appendix to these Consolidated Annual Accounts contains a detail of the subsidiaries, jointly controlled entities and associates of IBERDROLA, together with the consolidation or measurement basis used in preparing the accompanying Consolidated Annual Accounts and other disclosures relating thereto.

The closing date used of the financial statements of subsidiaries, jointly controlled entities and associates is 31 December. These companies’ accounting policies are the same as or have been conformed to those used by the IBERDROLA Group in preparing these Consolidated Annual Accounts.

The financial statements of each of the foreign companies have been prepared in their respective functional currencies, defined as the currency of the economy in which each company operates and in which it generates and uses cash.

The operations of IBERDROLA and of the consolidated subsidiaries and jointly controlled entities are consolidated in accordance with the following basic principles:

1.	On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their market value. Any excess of the cost of acquisition of the subsidiary over the market value of its assets and liabilities, in proportion to the Parent’s ownership interest, is recognised as goodwill.

Any deficiency of the cost of acquisition below the market value of the assets and liabilities is credited to the consolidated income statement.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statements from the effective date of acquisition or until the effective date of disposal.

2.	Goodwill arising from business combinations has not been amortised since 1 January 2004, the date of transition to IFRSs, although it is reviewed at least once a year to ascertain whether any impairment loss should be recognised.

3.	The result of accounting for investments using the equity method (after eliminating the results on intra-Group transactions) is classified under “Other Reserves” and “Result of Companies Accounted for Using the Equity Method” in the accompanying consolidated balance sheet and consolidated income statement, respectively.

4.	The interest of minority shareholders in the equity and results of the fully consolidated subsidiaries and of the subsidiaries of proportionately consolidated jointly owned entities is presented under “Equity – Of minority interests” on the liability side of the consolidated balance sheet and “Minority Interests” in the consolidated income statement, respectively.

5.

The financial statements of foreign companies were translated to euros using the year-end exchange rate method. This method consists of translating to euros all the assets, rights and obligations at the exchange rates prevailing at the date of the Consolidated Annual Accounts; the consolidated income statement items at the average exchange rates for the year; and equity at the historical exchange rates at the date of acquisition (or in the case of retained earnings at the average exchange rates for the year in which they were generated provided that there are no significant transactions that make the use of the average exchange rate inappropriate), as appropriate.

6.	All balances and transactions between the fully and proportionately consolidated companies were eliminated on consolidation.

3.    Industry regulation and functioning of the electricity system

Both IBERDROLA and certain of the fully and proportionately consolidated subsidiaries engage in electricity business activities in Spain and abroad (see the Appendix hereto). Following is a description of the main regulations affecting the IBERDROLA Group.

Spain

On 11 December 1996, the Ministry of Industry and Energy and the main electric utilities, including IBERDROLA, signed a protocol for the establishment of a new regulatory framework for the Spanish electricity system. On 27 November 1997, Electricity Industry Law 54/1997 was passed. This Law gave statutory force to the principles of this protocol and implemented in Spanish legislation the provisions set forth in Directive 96/92/EC concerning common rules for the internal market in electricity.

Electricity Industry Law 54/1997, of 27 November, and the subsequent implementing legislation established, inter alia, the following principles:

1)	Introduction of competition in power generation through the following measures:

–

Since 1 January 1998, the producers of electricity, other than the special cases and exceptions provided for in the Law, have tendered hourly bids for the selling price of electricity of each of the production units owned by them. The operating order of the production units is established on the basis of the lowest bids made until demand is satisfied in each programming period. The power generated is remunerated in each programming period at the bid price tendered for the last facility whose start-up was required to satisfy demand. The generating facilities also receive remuneration for the supply guarantee that each of them effectively provides to the system and for the supplementary services required to guarantee adequate supply. The organisation and regulation of the electricity production market was defined and implemented by Royal Decree 2019/1997, of 26 December.

On 28 February 2006, Royal Decree-Law 3/2006 was passed amending the mechanism by which bids to sell and purchase energy are tendered simultaneously on the daily and intra-daily generation markets to the extent they are tendered by electricity sector companies belonging to the same corporate group. This Royal Decree-Law provides that bids to sell and purchase energy made simultaneously by members of the same corporate group in the daily and intra-daily generation markets shall be subject to bilateral contracts in the amounts in which sales and purchase bids match. The provisional price set for distributors for energy acquired in this manner in 2006 has been set at €42.35/MWh (see Note 4.z). The government shall set the definitive prices at which said energy purchases made by the aforementioned distributors are to be recognised throughout the course of this year. This had not happened by the date of preparation of these Consolidated Annual Accounts. These prices are to be based on pool prices and will be objective and transparent.

Royal Decree 1634/2006, dated 29 December, setting the electricity tariff applicable from 1 January 2007, provided that the provisional price to be applied by the distributors during 2007 for energy subject to bilateral contracts shall be the matched price on the daily and intra-daily electricity generation markets plus the average acquisition cost to distributors for adjustment services, deviations and the capacity guarantee corresponding to the energy matched in each programming period.

In addition, on 30 May 2006, the resolution of 24 May 2006 issued by the General Secretary for Energy was passed, enacting the operating rules for the daily and intra-daily electricity generation markets.

–	The installation of new generating facilities is deemed to be liberalised, without prejudice to the obtainment of the necessary authorisations.

–

Producers are entitled to use in their generating facilities the primary energy sources that they deem most appropriate, subject to such restrictions in respect of the environment, etc. as might be provided for in current legislation.

–

The new Law envisages the possibility of giving operating priority to facilities which use Spanish energy sources (Spanish coal, etc.), up to a limit of 15% of the total amount of primary energy required for electricity production, provided that this is compatible with the free market.

–

The owners of the electricity production facilities with an installed capacity of less than 50 MW may opt to sell the power to the distributor that owns the network to which the related facilities are connected at the regulated tariff or to sell the power freely to the market through the system managed by the Market Operator at the price prevailing in the organised market supplemented by an incentive and, where applicable, by a premium.

–

Royal Decree 436/2004 establishes the economic regime for renewable energy powered generation facilities and sets the methodology for updating, standardising and revising the legal and economic regime applicable to renewables/CHP generation. The Royal Decree provides that renewables/CHP electricity generators can elect one of two remuneration schemes. The first entails the transfer of electricity to the distributor at a fixed price based on a percentage of the average electricity tariff as defined in Article 2 of Royal Decree 1432/2002. The second entails the sale of electricity at the pool price plus a premium calculated as a fixed percentage of the average tariff.

2)	Guarantee of the proper functioning of the system, by means of the following measures:

–	Red Eléctrica de España, S.A. carries on the transmission management and system operation activities which, pursuant to the Law, have been unbundled for accounting purposes.

–

The Law also defines and assigns the responsibility for the economic management of the system to the Iberian Energy Market Operator, Polo Español, S.A., which is in charge of the mechanisms for receiving bids, matching demand to supply and making the notifications required to establish the production market.

3)	Progressive liberalisation of electricity supply, and introduction of the retailing activity:

–

The Law provides for the progressive liberalisation of electricity supply by progressively allowing the various types of customer to choose their supplier (becoming “eligible customers”). On 1 January 2003, all levels of electricity consumption were liberalised.

–

The Law provides for the right of eligible customers and retailing companies to use transmission and distribution systems and establishes a single fee applicable to the whole of Spain for this purpose, without prejudice to the differing electricity prices based on voltage level, the use made of the systems or the features of consumption depending on whether transmission or distribution systems are involved. Royal Decree 1164/2001, which established the fees for access to the electricity transmission and distribution systems, was published on 26 October 2001.

–	Under Electricity Industry Law 54/1997, the remuneration of the distribution activity for each utility must be based on the costs required to carry on this activity, using a model characterising the various distribution areas, and on other parameters. A Ministry of Industry and Energy Order dated 14 June 1999, established the remuneration of the electricity distribution activity and the means for determining it from 1998 onwards. This overall remuneration is calculated largely on the basis of the remuneration through 31 December 1997, adjusted from 1998 onwards on the basis of the variations in electricity demand and in the CPI and of certain efficiency parameters. The remuneration will initially be shared out among the electric utilities on the basis of the percentages of the total remuneration of the system corresponding to each utility under the former remuneration system. These percentages will be adapted progressively (over 16 years) to various parameters, including, inter alia, those resulting from the so-called “reference system model”, which defines the system based on the geographical areas in which each utility carries on its electricity distribution business.

Remuneration of the transmission activity, which includes the facilities with nominal operating voltage levels equal to or over 220 kV, will basically continue to be governed by the system in place through 1998, based on actual physical units and on standard investment, operating and maintenance costs, and the other costs required to carry on this activity.

On 1 December 2000, Royal Decree 1955/2000, regulating the transmission, distribution, retailing and supply activities and electricity facility authorisation procedures, was approved. The basic aim of this Royal Decree was to establish the measures required to guarantee the supply of power and the authorisation procedures relating to all electricity facilities that are the responsibility of the Spanish government.

4)	Price formation and tariff structure applicable to customers which have not availed themselves of the entitlement to choose their power supply source.

Royal Decrees 2017/1997 and 1432/2002, of 27 December, establish, inter alia, the various cost components that must be taken into account when determining the annual average tariff, and an objective tariff calculation methodology that permits the full eligibility of all consumers, while simultaneously ensuring that the service is provided in adequate conditions and affords the utilities an element of predictability that enables them to make their investments under conditions of relative stability.

In this regard, Royal Decree 1432/2002 provided that the variation in the average electricity tariff cannot, in principle, exceed 1.4%, although it did set certain criteria for updating the tariff which, if applied, can give rise to an additional upward variation of 0.6% or to the corresponding downward variation. Also, it provided that the government may take into account when calculating the average or reference tariff variances in the amounts of costs derived from changes to the specific regulations governing the remuneration of electricity activities.

Royal Decree 1556/2005 establishing the electricity tariff for 2006 was published on 28 December 2005. This Royal Decree set the average increase in the average or reference tariff for the sale of electricity for 2006 at 4.48% with respect to the tariff that came into force on 1 January 2005. Subsequently, Royal Decree 809/2006 providing for an additional increase in the average or reference tariff of 1.38% effective from 1 July 2006 was published on 30 June 2006. Said Royal Decree further abolished the average electricity tariff increase ceilings established in Royal Decree 1432/2002.

In addition, Royal Decree 1634/2006 establishing the electricity tariff for 2007 was published on 30 December 2006. Among other measures, this Royal Decree set the average increase at 4.30%, providing additionally that on a quarterly basis from 1 July 2007, the Spanish government, by means of Royal Decree, will amend the tariffs applicable by electricity distributors to electricity sales, reviewing in each instance the costs accrued in undertaking the activities required to supply energy, the system’s permanent costs, diversification costs as well as capacity guarantee compensation.

5)	Unbundling of activities:

The corporate purpose of companies which carry on any of the activities regulated in the Law (economic and technical management of the system, transmission and distribution) must be confined exclusively to said activities and, accordingly, these companies may not carry on non-regulated activities (e.g. production, retailing to eligible customers, other non-electricity activities or activities abroad), without prejudice to the acknowledged entitlement of distributors to make sales to customers under the tariff system.

However, incompatible activities may be carried on within the same group of companies, provided that they are performed by different companies.

6)	Emission allowances:

Royal Decree 1866/2004, of 6 September, amended by Royal Decree 60/2005, of 21 January, established a National Plan for the Assignment of Emission Allowances in compliance with the Kyoto Protocol approved on 11 December 1997, within the United Nations Framework Convention on Climate Change in order to reduce greenhouse gas emissions. This three-year Plan came into force on 1 January 2005. Emission allowances allocated free of charge to the Spanish electricity sector for the 2005-2007 period amounted to 268.98 million tonnes, of which 43.02 million tonnes corresponded to facilities of the IBERDROLA Group (14.17 and 14.24 million tonnes for 2006 and 2005, respectively) (see Note 8).

However, Article 2 of Royal Decree-Law 3/2006 establishes that from 2 March 2006, an amount equivalent to the value of the CO2 emission allowances allocated free of charge to the electricity generators will be netted from remuneration for ordinary regime electricity generation. The value of the greenhouse gas emission allowances received by each of the companies owning facilities between 1 January and 2 March 2006 shall be used to compensate them for their share of the revenue deficit described in Note 4.z. Royal Decree-Law 3/2006 also empowers the Spanish government to develop the regulations to enact Article 2 thereof. These regulations had not been developed at the date of preparation of these Consolidated Annual Accounts.

Other countries

The electricity distribution activity carried on by the proportionately consolidated subsidiaries Companhia de Eletricidade do Estado do Bahía, S.A., Companhia Energética do Río Grande do Norte, S.A., Companhia Energética do Pernambuco, S.A. and Empresa Eléctrica de Guatemala, S.A. (see the Appendix to these Consolidated Annual Accounts) is subject to the legislation of the countries in which they operate.

Specifically, the Brazilian regulatory framework is based on which establishes ceilings that are revised every five years. Tariffs are updated annually by the Brazilian Energy Agency (ANEEL).

The tariffs have two components:

•	Component A: corresponds to energy purchases and other costs that are extraneous to the distributor and are passed through to the end tariff.

•

Component B: costs related to the distributor’s remuneration and which factor in operating and maintenance expenses, a return on investment (determined based on a rate of return to the value of the distribution assets) and an efficiency-related factor.

The aim of the annual revision is to ensure that component A costs are passed on and that component B costs perform in line with inflation adjusted for the defined efficiency factor.

4.    Accounting policies

The principal accounting policies used in preparing the Consolidated Annual Accounts were as follows:

a)    Revenue recognition

Revenue from sales is measured at the fair value of the assets or rights received as consideration for the goods and services provided in the normal course of the Group companies’ business, net of discounts and applicable taxes.

In the case of regulated tariff sales, as remuneration is based on a regulated margin, the IBERDROLA Group does not record separately its regulated energy purchases and sales, but instead recognises the remuneration fixed annually for these activities by Royal Decree (see Note 29).

The positive or negative adjustments to the future electricity tariff established by the regulator to compensate for variances between the estimated costs that served as the basis for calculating the tariff for the year and the costs actually borne by the Group companies in that period are recognised as an addition to or reduction of the income for future years. The additional cost arising from the aforementioned variances is recognised as income for the year only when local legislation and the government guarantee that the additional cost will be reimbursed, independently of future sales (Note 4.z).

Sales of goods are recognised when the goods and title thereto have been transferred.

Revenue from construction contracts is recognised in accordance with the IBERDROLA Group’s accounting policy described in Note 4.e.

Interest income is accrued on a time proportional basis, by reference to the principal outstanding and the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the asset to that asset’s carrying amount.

Dividend income is recognised when IBERDROLA Group companies are entitled to receive them.

b)    Associates

Associates are companies over which the Group exercises significant influence but which cannot be classified as subsidiaries or jointly controlled companies. Therefore, the Group has the power to participate in the financial and operating decisions, but not to fully or jointly control them.

In general, investments in associates are accounted for under the equity method of accounting. Accordingly, investments are measured initially at acquisition cost, subsequently adjusted for changes to each company’s equity, taking into consideration the percentage ownership and impairments, if any.

Certain investments in associates that are not material in relation to these Consolidated Annual Accounts are recorded at acquisition cost under “Non-current financial assets – Non-current equities instruments” in the accompanying consolidated balance sheets (see Note 11.b).

Gains or losses on transactions with associates are eliminated to the extent of the Group’s interest in the associates.

c)    Joint ventures

A joint venture is a company in which various venturers perform an activity subject to joint control. This occurs when both the financial strategy and operating decisions require the unanimous consent of all the venturers.

The IBERDROLA Group companies that perform jointly controlled activities directly through joint property associations include in their financial statements the proportion of the assets and liabilities managed and their share of income and expenses. If joint control gives rise to the incorporation of a separate company, this company is proportionately consolidated.

Goodwill arising on the acquisition of interests in joint ventures is recognised in accordance with the Group’s accounting policies described in Note 4.d.

d)    Goodwill

Goodwill arising on consolidation represents the difference between the price paid to acquire fully and proportionately consolidated subsidiaries and jointly controlled companies, as appropriate, and the IBERDROLA Group’s interest in the fair value of the assets liabilities, and contingent liabilities of those companies at the date of acquisition. Goodwill arising from acquisitions of companies with a functional currency other than the euro is translated to euros at the exchange rates prevailing on the consolidated balance sheet date.

Goodwill acquired on or after 1 January 2004 is measured at acquisition cost and that acquired earlier is measured at the carrying amount at 31 December 2003 in accordance with Spanish GAAP and as provided for in IFRS 1: “First-time adoption of international financial reporting standards”. In neither instance is goodwill amortised, although at the end of each reporting period goodwill is reviewed for impairment to its recoverable value and any impairment is written down (see Note 4.m).

e)    Construction contracts

Where the income from a construction contract can be estimated reliably, the income is recognised according to the degree of completion of the construction project at each balance sheet date, by measuring the contract costs incurred to date as a proportion of the total estimated construction costs.

Where the income from a construction contract cannot be estimated reliably, it is recognised to the extent of contract costs incurred will be recoverable. Contract costs are recognised as expenses in the year in which they are incurred.

When total estimated costs exceed total contract revenue, the loss is recognised immediately in the consolidated income statement.

f)    Electricity production capacity assignment contracts

The IBERDROLA Group has electricity production capacity assignment and electricity purchase and sale contracts associated with the Mexican Federal Electricity Commission. These contracts have a term of 25 years from the scheduled date for the commencement of commercial operations of each facility.

Under these contracts, the IBERDROLA Group periodically receives fixed revenues from the assignment of power supply capacity and from the operation and maintenance of the plant over the contract term. IBERDROLA recognises these fixed revenues for each contract on a straight-line basis. The accounts receivable under these contracts are recognised at present value until they have been collected.

g)    Intangible assets

Concessions, patents, licences and other

The amounts recognised by the IBERDROLA Group as “Concessions, Patents, Licences and Other” relate to the cost incurred in their acquisition.

A significant portion of the balance of this heading in the consolidated balance sheet relates to the price paid for the administrative concessions granted to certain IBERDROLA Group companies to carry on their business activities over periods ranging from 30 to 50 years. The IBERDROLA Group amortises the amounts incurred on a straight-line basis over the term of the related concessions, with a charge to “Depreciation and amortisation charge, allowances and provisions” in the consolidated income statement.

The costs incurred in relation to the other items included under this heading in the accompanying consolidated balance sheet are amortised on a straight-line basis over their useful lives, which range from five to ten years.

Emission allowances

The IBERDROLA Group recognises emission allowances once it is the owner thereof. Allowances allocated free of charge to each facility as part of the National Emission Allowance Assignment Plan (see Notes 3 and 4.t) are initially measured at market value on their allocation date and are credited to “Deferred income” on the consolidated balance sheet. Allowances acquired from third parties are measured at acquisition cost.

The IBERDROLA Group has taken the stance that, as a result of the entry into force of Royal Decree-Law 3/2006 and the lack of enacting regulations, the greenhouse gas emissions allocated to its ordinary regime productive facilities as part of the aforementioned National Emission Allowance Assignment Plan for 2006 can no longer be considered to have been allocated for no compensation (see Notes 3 and 4.z).

These assets are measured at cost and are analysed at each balance sheet date for impairment.

Emission allowances are derecognised when they are sold to third parties, have been delivered or expire. When the allowances are delivered, they are derecognised with a charge to the provisions made when the CO2 emissions were produced.

Computer software

The acquisition and development costs incurred in relation to the basic computer systems used in the IBERDROLA Group’s management are recorded with a charge to “Other Intangible Assets” in the consolidated balance sheet.

Computer system maintenance costs are recorded with a charge to the consolidated income statement for the year in which they are incurred.

Computer software is amortised on a straight-line basis over a period of between three and five years from the entry into service of each application.

Research and development expenditure

The IBERDROLA Group recognises as expenses research and development expenditure not relating to its basic computer systems, in view of the scant materiality thereof and of the difficulty involved in distinguishing research expenditure from development expenditure.

h)    Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition, modified, where appropriate, as follows:

–

Prior to the transition to IFRSs (1 January 2004), the IBERDROLA Group revalued certain assets under “Property, Plant and Equipment” in the consolidated balance sheet as permitted by the applicable legislation, including Royal Decree-Law 7/1996, and considered the amount of these revaluations as part of the cost of the assets, in accordance with IFRS 1.

–

All the future costs that the IBERDROLA Group will have to incur in respect of the closure of its facilities are capitalised to the cost of the asset, at present value, when the related facilities come into service, with a credit to “Provisions – Other Provisions” in the accompanying consolidated balance sheet. As a result of the start-up in 2006 of the Escombreras CCGT, the IBERDROLA Group recorded EUR 5,592 thousand under the aforementioned heading with a charge to “Property, Plant and Equipment” in relation to the estimated present value of the cost of dismantling the plant (see Note 4.u). Similarly, in 2005, the IBERDROLA Group capitalised EUR 9,000 thousand from the start-up of the Aceca and Arcos I and II combined cycle plants.

The IBERDROLA Group periodically reviews its estimates of the aforementioned future costs and increases or reduces the carrying amount of the assets on the basis of the results obtained.

As a result of a 2006 update of the report on the estimated cost of dismantling its nuclear facilities, the IBERDROLA Group recognised a EUR 80,486 thousand increase in the provision for meeting these expenses. This increase was charged to “Property, plant and equipment – Property, plant and equipment in use” on the consolidated balance sheet at 31 December 2006 (see Notes 10 and 22).

Cost of acquisition includes the following items:

1.	Borrowing costs incurred during the construction period only.

The IBERDROLA Group determines the amount of the capitalisable borrowing costs as follows:

a)	The interest on specific-purpose sources of financing used to build certain of the companies’ assets are capitalised in full.

b)	The interest on general-purpose borrowings is capitalised by applying the average effective interest rate on this financing to the average cumulative investment qualifying for capitalisation, after deducting the investment financed with specific-purpose borrowings, provided that it does not exceed the total borrowing costs incurred in the year.

The average capitalisation rates used to determine the interest costs to be capitalised in 2006 and 2005 were 4.18% and 3.62%, respectively.

In 2006 and 2005 the IBERDROLA Group capitalised to property, plant and equipment, applying the policy described above, borrowing costs totalling EUR 77,909 thousand and EUR 68,383 thousand, respectively, with a credit to “Finance Income” in the accompanying consolidated income statements (Note 35).

2.	Staff costs relating directly or indirectly to construction in progress.

The amounts capitalised in this connection in 2006 and 2005 totalled EUR 164,917 thousand and EUR 165,501 thousand, respectively (Note 31).

The IBERDROLA Group transfers property, plant and equipment in the course of construction to property, plant and equipment in use at the end of the related trial period.

The costs of expansion or improvements of items of property, plant and equipment leading to increased productivity or capacity or to a lengthening of the useful lives of the assets are capitalised.

When the IBERDROLA Group acquires a group of assets or of net assets that do not constitute a business (for example, in the case of companies that consist basically of a wind farm), the cost is allocated across the asset group’s individually identifiable assets and liabilities, using fair values at the acquisition date.

Replacements or renewals of complete items are recorded as additions to property, plant and equipment, and the items replaced or renewed are derecognised.

Gains or losses arising on the disposal of items of property, plant and equipment are calculated as the difference between the amount received on the sale and the carrying amount of the asset disposed of.

i)    Depreciation of property, plant and equipment in use

The cost of property, plant and equipment in use is depreciated on a straight-line basis, less any material residual value, at annual rates based on the following years of estimated useful life:

Average years of estimated useful life
Hydroelectric plants:
– Civil engineering work	65
– Electromechanical equipment	30 – 35
Fossil-fuel plants	25
Combined cycle plants	25
Nuclear plants	40
Wind-powered facilities	20
Transmission facilities	40
Distribution facilities	30 – 40
Meters and measuring devices	15 – 27
Buildings	50 – 75
Dispatching centres and other facilities	4 – 50

“Depreciation and amortisation charge, allowances and provisions” in the 2006 and 2005 consolidated income statements include EUR 996,752 thousand and EUR 916,374 thousand, respectively, in relation to the period depreciation of property, plant and equipment in use (see Note 10).

j)    Investment property

The investment property owned by the IBERDROLA Group relates primarily to properties earmarked for lease. The rental income earned in 2006 and 2005 from the lease of investment property amounted to EUR 49,556 and EUR 32,192 thousand, respectively. These amounts are presented under “Revenue” in the accompanying consolidated income statements (see Note 29). Direct operating expenses arising on both the investment property that gave rise to rental income and that which did not in 2006 and 2005 were not material.

The Group companies measure investment properties at acquisition cost. The market value of the IBERDROLA Group’s investment properties is disclosed in Note 9. This market value is determined on the basis of valuations by independent valuers commissioned each year by the IBERDROLA Group, except when it is possible to obtain a value for the assets by reference to market information.

Investment properties are depreciated on a straight-line basis, less any material residual value, over the assets’ estimated useful life. The average estimated useful life ranges between 50 and 75 years based on the features of the investment property concerned.

k)    Leases

The IBERDROLA Group classifies leases as finance leases whenever the lessor transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are presented in the appropriate non-current asset category based on their nature and purpose. Each asset is depreciated over its useful life, since IBERDROLA considers that there is no doubt that title to the assets will be acquired when the finance lease term ends. These assets are measured at the lower of fair value of the leased asset and the present value of the future payments derived from the finance lease transaction

The expenses arising on operating leases are charged to the consolidated income statement over the term of the lease on an accrual basis.

l)    Nuclear fuel

The IBERDROLA Group measures its nuclear fuel stocks on the basis of the costs actually incurred in acquiring and subsequently processing the fuel.

The borrowing costs incurred on the external financing of the cost of acquisition of the nuclear fuel during the fuel production period until it is fit for loading into the reactor core are treated as an addition to the value of the nuclear fuel when this period exceeds one year. The method used by the IBERDROLA Group to capitalise these costs is described in Note 4.h. EUR 550 thousand and EUR 666 thousand of borrowing costs were capitalised in 2006 and 2005, respectively (see Note 35).

The nuclear fuel consumed is recognised under “Procurements” in the consolidated income statement from when the fuel loaded into the reactor starts to be used, based on the cost of the fuel in each reporting period. The nuclear fuel stocks consumed in 2006 and 2005 amounted to EUR 82,752 thousand and EUR 81,217 thousand, respectively (see Note 30).

m)    Asset impairment

At each balance sheet date, the IBERDROLA Group reviews the carrying amounts of its non-current assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). For this purpose, in the case of identifiable assets that, taken individually, do not generate cash flows, the IBERDROLA Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In the case of goodwill and other intangible assets with indefinite useful lives or which have not yet come into use, the IBERDROLA Group performs the recoverability analysis systematically at the end of each year.

Recoverable amount is the higher of fair value less costs to sell and value in use, which is taken to be the present value of the estimated future cash flows. In assessing value in use, the assumptions used in making the estimates include discount rates, growth rates and expected changes in selling prices and direct costs. The pre-tax discount rates reflect the time value of money and the risks specific to the cash-generating unit. The growth rates and the changes in prices and direct costs are based on industry forecasts and experience and future expectations, respectively.

The discount rates used by the IBERDROLA Group for this purpose range from 4.8% to 14.2% (2005: between 5.74% and 16%), depending on the risks specific to each asset.

If the recoverable amount of an asset is less than its carrying amount, an impairment loss is recognised for the difference with a charge to “Depreciation and amortisation charge, allowances and provisions” in the consolidated income statement. Impairment losses recognised for an asset are reversed with a credit to the aforementioned heading when there is a change in the estimates concerning the recoverable amount of the asset, increasing the carrying amount of the asset, but so the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised, except in the case of the impairment of goodwill, which is not reversible.

The 2006 and 2005 consolidated income statements include EUR 66,000 thousand and EUR 67,964 thousand, respectively, related to impairment losses.

n)    Financial instruments

Financial assets

The Group measures its current and non-current financial assets in accordance with the criteria described below:

1.	Financial assets classified at fair value through profit or loss, which are assets that meet any of the following requirements:

•	They have been classified as held-for-trading financial assets, on the basis that the IBERDROLA Group intends to generate a profit from fluctuations in their prices.

•	They have been included in this asset category since initial recognition.

The assets included in this category are stated at fair value in the consolidated balance sheet, and changes in fair value are recognised as “Finance Costs” or “Finance Income” in the consolidated income statement, as appropriate.

The IBERDROLA Group classified in this category the derivative financial instruments which, although they are effective as hedges pursuant to its risk management policies, do not qualify for hedge accounting based on the requirements established for this purpose in IAS 39: “Financial Instruments: Recognition and Measurement” (see Note 24).

2.	Loans and receivables: these are initially recognised in the balance sheet at fair value and are subsequently measured at amortised cost using the effective interest rate method.

The IBERDROLA Group records the related provisions for the difference between in the amount of the receivables considered recoverable and the carrying amount of the receivables.

3.	Held-to-maturity investments, which are investments that the IBERDROLA Group has the intention and ability to hold to the date of maturity, which are also measured at amortised cost. At 31 December 2006 and 2005, the IBERDROLA Group had not classified any investments in this category.

4.	Available-for-sale financial assets: these are the other financial assets that do not fall into any of three categories above and relate almost in full to equity investments (see Note 11.b). These investments are also recognised in the consolidated balance sheet at fair value at year-end which, in the case of companies that are not publicly listed, is obtained using a range of methods such as comparable company transactions or, if there is sufficient information, by discounting the expected cash flows. Changes in fair value are recognised with a charge or credit, as appropriate, to the “Unrealised asset and liability revaluation reserve” in the consolidated balance sheet (see Note 19) until these assets are disposed of, at which time the cumulative balance of this heading is recognised in full in the consolidated income statement.

Investments in the share capital of companies that are not publicly listed the market value of which cannot be determined reliably are carried at cost of acquisition.

The IBERDROLA Group determines the most appropriate classification for each asset on acquisition and reviews the classification at each balance sheet date.

The IBERDROLA Group recognises conventional financial asset purchases and sales on the trading date.

Cash and cash equivalents

This heading in the consolidated balance sheet includes cash, current accounts and other highly liquid short-term investments that can be realised in cash quickly and are not subject to a risk of change in value.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the IBERDROLA Group are classified on the basis of their nature.

The IBERDROLA Group classifies as an equity instrument any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Debentures, bonds and bank borrowings

Loans, debentures and similar items are recorded initially at the amount received, net of transaction costs. In subsequent periods, these financial liabilities are measured at amortised cost, using the effective interest rate method, except for hedged transactions, which are measured using the method described below in relation to derivatives financial instruments and hedge accounting. Also, obligations under finance leases (see Note 4.k) are recognised at the present value of the lease payments under “Bank borrowings-loans” in the consolidated balance sheet.

Trade and other payables

Trade payables are initially recognised at fair value and are subsequently measured at amortised cost using the effective interest rate method.

Derivative financial instruments and hedge accounting

Financial derivatives are initially recognised at acquisition cost in the consolidated balance sheet and the required value adjustments are subsequently made to reflect their fair value at all times. Gains and losses arising from these changes are recognised in the consolidated income statement, unless the derivative has been designated as a cash flow hedge or a hedge of a net investment in a foreign operation.

For accounting purposes, hedges are classified as follows:

•

Fair value hedges: where the risk hedged is a change in the fair value of an asset or liability recognised on the consolidated balance sheet or a firm commitment (with the exception of exchange rate hedges in the latter instance).

•

Cash-flow hedges: where the risk hedged is the variation in cash flows attributable to a specific risk associated with a recorded asset or liability or a forecast transaction, or to exchange rate risk in a firm commitment.

•	Hedge of a net investment in a foreign operation

Each time a hedge transaction is entered into the IBERDROLA Group formally documents the transaction to be treated under hedge accounting. This documentation includes its identification as a hedge instrument, the item hedged, the nature of the risk the hedge is designed to cover and the way the effectiveness of the hedge is to be measured. In addition, hedges are reviewed periodically to ensure they are highly effective (between 80% and 125%).

To the extent that transactions meet these hedge accounting requirements, they are treated as follows:

–

In the case of fair value hedges, changes in the fair value of the derivative financial instruments designated as a hedge and changes in the fair value of a hedged item due to the hedged risk are recognised with a charge or credit, as appropriate, to the consolidated income statement so that “Finance Income” and “Finance Costs” reflect the net gain or net loss, respectively, arising on the hedged item and the hedging instrument.

–

In cash flow hedges and hedges of a net investment in a foreign operation, changes in the fair value of the hedging derivative are recognised, in respective of the ineffective portion of the hedges, in the consolidated income statement, while the effective portion is recognised under “Unrealised assets and liability revaluation reserve” and “Translation differences”, respectively, in the accompanying consolidated balance sheet. The cumulative gain or loss recognised in these headings is transferred to the relevant heading of the consolidated income statement as the hedged item affects net profit or loss or in the year in which the item is disposed of.

–

If a hedge of a forecasted transaction results in the recognition of a non-financial asset or a liability, this balance is taken into account in the initial measurement of the asset or liability arising from the hedged transaction. If a forecasted transaction does not result in recognition of an asset or a liability, the amounts credited or charged, to “Unrealised Asset and Liability Revaluation Reserve” in the consolidated balance sheet are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

–

If a hedge of a forecasted transaction results in the recognition of a financial asset or liability, this balance is recognised in “Unrealised assets and liability revaluation reserve” until the hedged item affects net profit or loss.

–

When hedge accounting is discontinued, any cumulative gain or loss at that date recognised under “Unrealised Asset and Liability Revaluation Reserve” is retained under that heading until the hedged transaction occurs, at which time the gain or loss on the transaction will be adjusted. If a hedged transaction is no longer expected to occur, the gain or loss recognised under the aforementioned heading is transferred to the consolidated income statement.

Derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

The fair value of the derivative financial instruments is calculated as follows:

–	Derivatives quoted on an organised market, at market price at year-end.

–

To measure derivatives not traded on an organised market, the IBERDROLA Group uses assumptions based on market conditions at year-end. Specifically, the fair value of interest rate swaps is calculated as the value discounted at market interest rates of the interest rate swap contract spread; currency futures are measured by discounting the future cash flows calculated using the forward exchange rates at year-end.

Derecognition of financial assets and liabilities

A financial asset is derecognised when:

•	The rights to receive cash flows from the asset have expired.

•

The IBERDROLA Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full to a third party and has transferred substantially all the asset’s benefits and risks or does not require them substantially.

•

The IBERDROLA Group has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities are derecognised when the obligation under the liability is discharged or cancelled, or expires.

o)    Inventories

The measurement bases and accounting policies applied in recognising the items included under this heading in the consolidated balance sheet were as follows (see Note 15):

1.	Fuel stocks are measured at the lower of acquisition cost or net realisable value. The acquisition cost of gas is determined using the FIFO method, whereas for the other fuel stocks (mainly coal and fuel-oil) the weighted average cost method is used, since it is considered that these methods are the most suitable for each type of inventories involved.

2.	The real estate inventories of the Iberdrola Inmobiliaria Subgroup were measured at cost of acquisition, which encompasses both the acquisition cost of the land and the costs of urban infrastructures and construction of real estate developments incurred through year-end, which include the finance costs incurred until the land is ready to be used, calculated using the method described in Note 4.h. “Finance income” in the consolidated income statements for 2006 and 2005 includes EUR 7,777 thousand and EUR 8,104 thousand, respectively, in this connection (see Note 35).

p)    Treasury shares

At year end the IBERDROLA Group’s treasury shares are deducted from “Equity-Treasury shares” on the consolidated balance sheet and are measured at acquisition cost.

The gains and losses obtained by the companies on disposal of these treasury shares are recognised in “Other reserves” in the consolidated balance sheet.

q)    Deferred income

Income recognised by virtue of the agreements entered into with the Ministry of Industry and Energy and autonomous community, provincial and municipal governments in connection with investments relating to rural electrification plans and service quality improvements is recognised under “Deferred income” on the liability side of the accompanying consolidated balance sheet when the related investments have been made and when the IBERDROLA Group is notified that the amounts have been officially granted.

This heading also includes all non-repayable grants aimed at financing investments in property, plant and equipment.

The emission allowances assigned for no consideration to the IBERDROLA Group in 2005 and 2006 under the National Emission Allowance Assignment Plan (in 2006 only the allowances corresponding to facilities that are not part of the ordinary generation regime, see Note 3) are recognised on the asset side of the consolidated balance sheet at market value with a credit to “Deferred income”. This deferred income is transferred to “Other operating income” on the consolidated income statement as the CO2 emissions which these allowances were granted are made.

“Deferred income” also includes amounts received from third parties in relation to the assignment of the right to use certain facilities which connect to the electricity grid, the IBERDROLA Group’s fibre optic network and other owned assets. These amounts are recognised in income on a straight-line basis over the term of the related contract.

r)    Post-employment and other employee benefits

The contributions to be made to the defined contribution post-employment benefit plans are expensed under “Staff costs” on an accrual basis.

In the case of the defined benefit plans, the IBERDROLA Group recognises the expenditure relating to these obligations on an accrual basis over the working life of the employees by commissioning the appropriate independent actuarial studies using the projected unit credit method to measure the obligation accrued at year-end, and the positive or negative actuarial differences are recognised as “Other reserves” when they arise (Note 2.a). The provision recognised in this connection represents the present value of the defined benefit obligation reduced by the market value of the related plans.

If the market value of the assets exceeds the present value of the obligation, the net asset is not recognised in the consolidated balance sheet unless it is practically certain that it will be recovered.

s)    Collective redundancy procedure and other early retirement plans for employees

The IBERDROLA Group recognises termination benefits when there is an agreement with the employees or a certain expectation that such an agreement will be reached that will enable the employees to be terminated in exchange for indemnity payment.

The Group has labour force reduction plans in progress, mainly in Spain, within the framework of the related collective redundancy procedures approved by the government, which guarantee that benefits will be received throughout the pre-retirement period.

The IBERDROLA Group recognises the full amount of the expenditure relating to these plans when the obligation arises by performing the appropriate actuarial studies to calculate the present value of the actuarial obligation at year-end. The actuarial gains and losses disclosed each year are recognised in the consolidated income statement for that year.

t)    Provision for emission allowances

The IBERDROLA Group records a provision for contingencies and expenses in order to recognise the obligation to deliver CO2 emission allowances in accordance with the methods provided for in the National Emission Allowance Assignment Plan and in Royal Decree-Law 3/2006 (see Note 3).

The amount of the provision is determined on the assumption that the obligation will be settled:

•	Through the emission allowances transferred for no consideration to the Group companies under the National Emission Allowance Assignment Plan.

•	Through other emission allowances in the consolidated balance sheet that were acquired subsequently.

For the portion of emissions covered by the allowances granted under the National Emission Allowance Assignment Plan or by allowances acquired or generated by the Group, the provision recognises the value at which these allowances were initially recognised on the balance sheet. If it is estimated that it will be necessary to deliver more emission allowances than recorded on the balance sheet, the provision for this shortfall is calculated based on the market price of the allowances at the balance sheet date.

At 31 December 2006 and 2005, the IBERDROLA Group had recorded provisions of EUR 255,769 thousand and EUR 168,602 thousand (see Note 22), respectively, in connection with allowance consumptions. These amounts were charged in full to “Procurements” in the consolidated income statements for the years then ended (see Note 30). Of these amounts, EUR 220,236 thousand and EUR 19,225 thousand relate to the aforementioned shortfall, i.e., emissions not allocated free of charge (including in 2006 the impact of Royal Decree-Law 3/2006 as described in Notes 3 and 4.z).

u)    Production facility closure costs

The IBERDROLA Group incurs certain costs to undertake the preliminary work required to decommission its nuclear plants (see Notes 4.h and 22), and to dismantle its fossil-fuel plants and restore the land at the sites where these have been located. Additionally, in the case of nuclear plants, part of the fuel remains within the reactor without having been burnt. The Group recognises as an addition to the value of the related asset the present value of the estimated expenses in this connection and records a provision under “Provisions – Other Provisions” at the beginning of the facility’s useful life. This estimate is subject to annual revision so that the provision reflects the present value of the full amount of the estimated future costs. The value of the asset is only adjusted for variances with respect to initial cost.

Any change in the provision as a result of its discounting is recognised in “Finance costs” in the consolidated income statement.

v)    Other provisions

The IBERDROLA Group recognises provisions to cover present obligations, whether these be legal or constructive, which arise as a result of past events, provided that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and reliable estimate can be made of the amount of the obligation. A provision is recognised when the liability or obligation (see Note 22) arises, with a charge to the relevant heading in the consolidated income statement depending upon the nature of the obligation, for the present value of the provision when the effect of discounting the value of the obligation to present value is material. The change in the provision due to its discounting each year is recognised under “Finance costs” in the consolidated income statement.

These provisions include those recorded to cover environmental damage, which were determined on the basis of a case-by-case analysis of the situation of the polluted assets and the cost of cleaning them.

w)    Onerous contracts

The IBERDROLA Group defines an onerous contract as a contract in which the unavoidable costs of meeting the obligations thereunder exceed the economic benefits expected to be received under the contract.

The IBERDROLA Group records a provision for the present value of the abovementioned difference between the costs and the economic benefits of the contract.

“Procurements” in the 2005 consolidated income statement includes EUR 47,900 thousand related to the provision made for the present value, at year end, of the obligations arising under certain onerous contracts for the supply of electricity on the free market. In 2006, no provision was required in this connection.

x)    Transactions in currencies other than the euro

Transactions carried out in currencies other than the functional currency of the Group companies are translated to the appropriate functional currency at the exchange rates prevailing at the transaction date. During the year, the differences arising between the exchange rates at which the transactions were recorded and those in force at the date on which the related collections or payments are made are charged or credited, as appropriate, to income.

Fixed-income securities and receivables and payables denominated in currencies other than those in which the financial statements of the Group companies are denominated are translated at the year-end exchange rates at 31 December of each year. Exchange differences are charged to “Finance costs” or credited to “Finance income” in the consolidated income statement, as appropriate.

The foreign currency transactions in which the IBERDROLA Group has decided to mitigate foreign currency risk through the use of financial derivatives or other hedging instruments are recorded as described in Note 4.n.

y)    Current/non-current classification

In the accompanying consolidated balance sheet debts due to be settled within 12 months are classified as current items and those due to be settled within more than 12 months as non-current items.

z)    Settlements relating to regulated activities and shortfall in revenue

In 1998, basically as a result of the entry into force of Spanish Electricity Industry Law 54/1997 and the related implementing regulations, inter-company settlements were created. These settlements are made by the Spanish National Energy Commission and take the form of collections from or payments to other electric utilities in order to redistribute tariff revenue, net of energy purchases made to cover demand from customers supplied under the tariff system. Accordingly, each utility receives the revenue corresponding to its regulated activities, including distribution and transmission activities. Tariffs are set annually by Royal Decree (see Note 3).

Regarding regulated distribution activity, in 2006 and 2005 the IBERDROLA Group recognised under “Revenue” in the consolidated income statement remuneration amounting to EUR 1,230,351 thousand and EUR 1,200,209 thousand, respectively, assigned to the Group by virtue of the remuneration allocated to the Group under Royal Decree 1556/2005 of 28 December and Royal Decree 2892/2004 of 30 December, which established the electricity tariffs for 2006 and 2005, respectively (see Note 29).

As detailed in Note 3, Royal Decree-Law 3/2006 provided that bids to sell and purchase energy made simultaneously by members of the same corporate group in the daily and intra-daily generation markets and in the same programming period shall be subject to physical bilateral contracts with the market operator in the amounts in which the sales and purchase bids match. As a result, a group may only participate in the resulting matching program to the extent of its net position as either a net buyer or seller. This Royal Decree-Law also stipulated that for inter-company settlement purposes, the provisional price for distributors would be EUR 42.35/MWh, including adjustment services and the capacity guarantee. It further stipulated that the government would set the definitive price for remunerating the distribution companies for energy purchases made throughout the year in question. At the date of preparation of these Consolidated Annual Accounts, there has been no modification to the provisional price referred to above. Accordingly, “Revenue” in the 2006 consolidated income statement was reduced by EUR 161,369 thousand in connection with the difference between the cost of purchases which were made through bilateral contracts and the value at which these purchases were recognised in the National Energy Commission regulated activity settlements, based on the aforementioned price of EUR 42.35/MWh (see Note 29).

Further, Article 2 of Royal Decree-Law 3/2006 provided that from 2 March 2006, an amount equivalent to the value of the CO2 emission allowances allocated free of charge to the electricity generators will be netted from remuneration for ordinary regime electricity generation. It additionally stipulated that emission rights allocated for the period between 1 January and 2 March 2006 will be deducted from the 2006 tariff revenue deficit (see below). Royal Decree-Law 3/2006 empowers the Government of Industry, Tourism and Commerce to develop the regulations to enact this article. These regulations have not been developed at the time of preparing these consolidation annual accounts.

As a result of the above, specifically the lack of implementing regulations to date, the IBERDROLA Group has interpreted that Royal Decree-Law 3/2006 implies that all the CO2 emissions rights corresponding to its ordinary regime electricity generation facilities granted to it for 2006 under the National Emission Allowance Assignment Plan, described in Note 3, will entail a cost. As a result, “Other operating income” in the 2006 consolidated income statement does not include the EUR 218,709 thousand that would have been credited to the account had the allocated emission allowances actually been assigned free of charge.

Because in 2006 and 2005 the income received by utilities for regulated sales to their customers was not sufficient to remunerate the system’s various activities and costs, the utilities themselves were forced to finance the resulting tariff shortfall.

In 2005, Royal Decree-Law 5/2005, of 11 March, ruled provisionally that IBERDROLA must finance 35.01% of the tariff deficit. Subsequently, Royal Decree 1556/2005, of 28 December, established that the amounts contributed by each utility to finance the shortfall in revenue for 2005 would be reimbursed through settlements for regulated activities in later years, including accrued financing costs.

As a consequence of this recognition by the Spanish government to reimburse the tariff deficit independent of future billings, in 2005 the IBERDROLA Group recognised a receivable for said amount of EUR 1,259,115 thousand under “Non-current trade and other receivables” in the accompanying consolidated balance sheet at 31 December 2005 (see Note 12).

Later, Royal Decree 809/2006, passed to revise the electricity tariff applicable from 1 July 2006, ruled that the 2005 tariff deficit could be securitised. Accordingly, prior to year-end 2006, the IBERDROLA Group entered into a securitisation agreement with a group of financial entities by virtue of which it transferred the right to collect the 2005 tariff deficit receivable to said entities, along with substantially all the associated risks and rewards. “Non-current trade and other receivables” in the consolidated balance sheet at 31 December 2006 includes EUR 6,977 thousand corresponding to the difference between the amount securitised and IBERDROLA’s best estimate of the percentage corresponding to it of the shortfall generated in 2005, in accordance with the most recent settlements by the National Energy Commission (see Note 12).

Finally, Royal Decree 1634/2006, which establishes the electricity tariff applicable from 1 January 2007, guarantees the recovery of the 2006 tariff deficit independent of future billings, as happened with the 2005 tariff deficit. As a result, “Non-current trade and other receivables” in the consolidated balance sheet at 31 December 2006 includes a receivable amounting to EUR 579,670 thousand, corresponding to the best estimate of the portion of the 2006 tariff deficit that corresponds to the IBERDROLA Group, net of the value of the emission allowances described herein, and assuming the same deficit allocation percentage of 35.01% (see Note 12).

aa)    Income tax

Since 1986 IBERDROLA has filed consolidated tax returns with certain Group companies.

Income tax is accounted for using the balance sheet liability method, which consists of determining deferred tax assets and liabilities on the basis of the carrying amounts of assets and liabilities and their tax base, using the tax rates that can objectively be expected to be in force when the assets or liabilities are realised or settled. Deferred tax assets and liabilities arising as a result of direct charges or credits to equity accounts are also accounted for with a charge or credit to equity.

The IBERDROLA Group recognises deferred tax assets provided future taxable profits are expected against which said assets can be recovered.

Double taxation tax credits and other tax credits and tax relief earned as a result of economic events occurring in the year are deducted from the income tax expense, unless there are doubts as to whether they can be realised.

ab)    Administrative concessions for hydroelectric plants

Pursuant to Law 29/1985, of 2 August, partially amended by Law 46/1999, of 13 December, all the Spanish hydroelectric plants, the total carrying amounts of which are disclosed in Note 10, are operated under the temporary administrative concession system, whereby at the end of the concession period title to the facilities is returned to the State, at which time the facilities have to be in good working order. The Group’s administrative concessions expire in the period from 2000 to 2067. However, the facilities the concessions for which had expired at 31 December 2006 are scantly material in terms of installed capacity, and had been fully amortised at 31 December 2006, although they continued to be operated by the IBERDROLA Group.

IBERDROLA considers that it is not necessary to record a provision to a reversion reserve since the maintenance programmes ensure the good working condition of the facilities at all times.

ac)    Final radioactive waste management costs

Royal Decree 1349/2003, of 31 October, regulating activities in the nuclear fuel cycle and the percentages of collections from electricity sales to end customers to be paid to Empresa Nacional de Residuos Radiactivos, S.A. (ENRESA) to cover the costs incurred in the work relating to the second part of the nuclear fuel cycle (dry storage, reprocessing and definitive storage of nuclear waste), was published on 8 November 2003. This Royal Decree grouped together the previous legislation regulating the activities of the aforementioned company and its financing and repealed, inter alia, Royal Decree 1899/1984, of 1 August.

Royal Decree-Law 5/2005, of 11 March, on urgent reforms to boost productivity, and Law 24/2005, of 18 November, established that the costs relating to the management of radioactive waste and spent fuel from nuclear plants, and to the decommissioning and shut-down of the plants, attributable to their operation and incurred after 31 March 2005, will be financed by the owners of the nuclear plants in question.

The amounts financed by IBERDROLA in 2006 and 2005 in this connection totalled EUR 60,615 thousand and EUR 33,909 thousand, respectively, which were classified under “Outside services” in the accompanying consolidated income statement. These amounts are the result of multiplying the output in GWh of each plant by the unit value specified in the aforementioned Royal Decree-Law (see Note 6.b).

The above-mentioned costs incurred prior to that date are considered to be diversification and security of supply costs and, therefore, they are included among the items established in the methodology for setting the electricity tariff (see Note 4.z). Accordingly, the financing of radioactive waste management and processing is not the responsibility of the owners of the facilities.

ad)    Earnings per share

Basic earnings per share are calculated by dividing the net profit for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of shares of the Parent IBERDROLA, S.A. held by the IBERDROLA Group companies (see Note 19).

Diluted earnings per share are calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted number of ordinary shares outstanding during the year, adjusted by the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all the potential ordinary shares into ordinary shares of IBERDROLA, S.A. For these purposes, it is considered that shares are converted at the beginning of the year or at the date of issue of the potential ordinary shares, if the latter were issued during the current period.

In the Consolidated Annual Accounts of the IBERDROLA Group for the years ended 31 December 2006 and 2005, basic earnings per share coincide with diluted earnings per share, since there were no potential shares outstanding during these years that could be converted into ordinary shares (see Note 48).

ae)    Dividends

The interim dividend approved by the Board of Directors in 2006 is presented as a deduction from the IBERDROLA Group’s equity. However, the final dividend proposed by the Board of Directors of IBERDROLA to the shareholders at the Annual General Meeting is not deducted from equity until it has been approved by the latter.

af)    Discontinued operations

A discontinued operation is a line of business that it has been decided to abandon and/or sell whose assets, liabilities and net profit or loss can be distinguished physically, operationally and for financial reporting purposes.

Income and expenses of discontinued operations are presented separately in the income statement.

No line of business or material business segment was discontinued in either 2006 or 2005.

ag)    Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements, which were prepared using the indirect method, with the meanings specified:

–	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

–	Operating activities: the principal revenue-producing activities of the Group companies, as well as other activities that are not investing or financing activities.

–	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

–	Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating activities.

5.    Financial risk management policy

Under the General Risk Policy, which was approved in November 2004 by the Board of Directors of IBERDROLA, the Group undertakes to use its capabilities to the full in order to ensure that all the significant risks of all kinds are adequately identified, measured, managed and controlled, applying the following “basic action guidelines”:

•	Incorporation of the risk-opportunity approach into the Group’s management.

•	Separation, at operating level, of functions between the risk-taking areas and the areas responsible for analysing, controlling and supervising the risks.

•	Assurance of short and long-term business and financial stability, maintaining an appropriate balance between risk, value and benefit.

•	Correct use of financial risk hedging instruments and their recognition in accordance with the applicable accounting and financial standards.

•	Transparency in reporting on the Group’s risks and the functioning of the systems developed to control them.

•	Development of a risk-opportunity control and management culture within the IBERDROLA Group.

•	Bring into line with general policy all the specific risk-related policies that have to be implemented.

•	Compliance with current regulations and legislation in relation to risk control, management and oversight.

•	Continuous improvement on the basis of international best practices in Transparency and Good Corporate Governance in relation to risk control, management and oversight.

In order to implement this policy and respect these principles, IBERDROLA has developed an Integral Risk Control and Management System based on a suitable definition, separation and assignment of functions and responsibilities, and of the required procedures, methodologies and support tools.

The System, which in November 2005 received quality certification from AENOR under the ISO 9001:2000 standard, is based on three fundamental cornerstones:

•	A risk policy and limit structure, developed in 2005, that guarantees that risks are managed by the businesses in a controlled fashion.

•	Monitoring and control of the risks in the income statement.

•	Analysis and control of risks associated with new investments.

In this context, IBERDROLA has certain risk policies and limits approved by the Operating Committee that cover, among others, the following risks:

Interest rate risk

Several items in the balance sheet and the associated financial derivatives bear interest at fixed rates and, therefore, are exposed to fair value interest rate risk as a result of changes in market interest rates. Also, the IBERDROLA Group is exposed to cash flow interest rate risk in respect of items in the balance sheet and derivatives that bear interest at floating rates.

IBERDROLA mitigates this risk by managing the proportion of its debt that bears fixed interest to that which bears floating interest on the basis of the situation of the markets, through new sources of financing and the use of interest rate derivatives, all within the approved risk limits.

The debt structure at 31 December 2006 and 2005, after taking into account hedges via derivatives, was the following:

	Thousands of euros
	2006	2005
Fixed interest rate	8,266,490	7,873,723
Floating interest rate	4,660,200	3,445,328
Floating interest rate with cap and floor(*)	1,313,880	1,615,973

	14,240,570	12,935,024

(*)	Relating to certain borrowing agreements whose exposure to interest rate fluctuations is limited by caps and floors.

The reference interest rates for the floating rate borrowings are basically Euribor and US dollar-Libor and are the most liquid local reference rates in the case of the borrowings of the Latin American subsidiaries.

The sensitivity earnings and equity to changes in interest rates is the following:

		Thousands of euros
	Increase/decrease in interest rate (basis points)	Impact on profit before taxes	Impact on equity before taxes
2006	+10	(7,000)	10,000
	-10	7,000	(10,000)
2005	+10	(6,000)	15,000
	-10	6,000	(15,000)

Foreign currency risk

Fluctuations in the value of the currencies in which borrowings are instrumented and purchases and sales are made with respect to the presentation currency may have an adverse effect on the finance costs and profit for the year.

The following items could be affected by foreign currency risk:

•	Debt denominated in currencies other than the local or functional currency arranged by the IBERDROLA Group companies.

•	Collections and payments for supplies, services or investments in currencies other than the functional currency.

•	Income and expenses of certain foreign subsidiaries indexed to currencies other than the functional currency.

•	Taxes derived from the accounting for tax purposes in local currencies other than the functional currency.

•	Profit or loss on consolidation of the foreign subsidiaries.

•	Consolidated carrying amount of investments in foreign subsidiaries.

IBERDROLA reduces this risk by ensuring that all its economic flows are denominated in the presentation currency of each Group company, provided that this is possible and economically practicable. The resulting open positions are integrated and managed through the use of derivatives, within the approved limits.

As highlighted in Note 23, other than the euro, the currency in which the IBERDROLA Group operates most is the US dollar. The sensitivity of earnings and consolidated equity to changes in the $ /€ exchange rate is as follows:

		Thousands of euros
	Change in the $/€ exchange rate	Impact on profit before taxes	Impact on equity before taxes
2006	+5%	9,655	(9,423)
	-5%	(9,655)	10,416
2005	+5%	16,226	(4,819)
	-5%	(16,226)	5,326

The sensitivity of the market value of the IBERDROLA Group’s financial borrowings, bearing in mind hedges entered into, to changes in the $/€ exchange rate is as follows (in thousands of euros):

	2006		2005
Changes in the $/€ exchange rate	+2.5%	-2.5%	+2.5%	-2.5%
Change in the market value of the borrowings	(37,270)	29,377	(22,776)	23,944

Commodity price risk

The power purchase and sale transactions performed by the IBERDROLA Group in Spanish and international markets are exposed to various risks arising from fuel prices (primarily gas), the price of CO2 emission allowances, the price of electricity and other traded underlying assets.

In the case of the Spanish market, in which IBERDROLA carries on its principal business, the current production mix provides a significant level of natural hedging among the various production technologies which makes it possible to mitigate these risks.

The remaining risk arising from fluctuations in prices of products to which fuel prices are indexed and in exchange rates is mitigated through the appropriate diversification and management of the supply contracts, which provide for:

•	Prices tied, to the extent possible, to indexes that replicate the changes in income that arise on the demand side (retailing and production markets).

•	Revision and re-opening clauses that make it possible to adjust prices in the event of changes in the market.

Lastly, the hedging transactions considered necessary at any given time are carried out in order to keep risk levels within the established limits.

In the case of the Mexican market, the Group does not have a significant commodity price risk, since its main contracts are “pass-through” contracts.

In the case of the electricity trading transactions that IBERDROLA performs in international markets, the risk is scantly material due to the small volume of transactions and the limits established for the open positions, in terms of both the amounts and time horizons involved.

Liquidity risk

Exposure to adverse situations in the debt or capital markets can hinder or prevent the IBERDROLA Group from obtaining the financing required to properly carry on its business activities and implement its Strategic Plan.

IBERDROLA’s liquidity policy ensures that it can meet its payment obligations without having to obtain financing under unfavourable terms. For this purpose, it uses various management measures such as the arrangement of committed credit facilities of sufficient amount and flexibility, diversification of the coverage of financing needs through access to different markets and geographical areas, and diversification of the maturities of the debt issued (see Note 45).

Credit risk

The credit risk arising from the default of a counterparty (customer, supplier, shareholder or financial institution) is duly controlled at the IBERDROLA Group through various policies and risk limits in which requirements relating to the following are established:

•	Contracts tailored to the transaction performed.

•	Sufficient internal or external creditworthiness of the counterparty.

•	Additional guarantees whenever necessary.

•	Time limit on open positions.

•	Limits on the costs of doubtful debts and on the finance costs arising from debtor defaults.

In particular, in the case of financial creditor positions, IBERDROLA follows a prudent policy of arranging derivatives and placing cash surpluses with highly solvent counterparties based on the credit ratings of Moody’s and S&P.

In addition, there is an action protocol detailing corrective measures when a counterparty’s credit rating drops to below its “investment rating”, and the market value of derivatives and credit risk are measured regularly in order to ensure that the risk limits established are being observed at all times.

At 31 December 2006 and 2005, there was no material concentration of credit risk at the IBERDROLA Group.

The age at 31 December 2006 and 2005 of financial assets that are past due but not considered impaired is the following:

	Thousands of euros
	2006	2005
Less than 90 days	129,644	105,626
90-180 days	31,876	25,941
Over 180 days	44,011	35,858

	205,531	167,455

6.    Use of estimates and sources of uncertainty

a)    Accounting estimates

The preparation of these Consolidated Annual Accounts made it necessary for IBERDROLA to make assumptions and estimates. The estimates with a significant effect on the accompanying consolidated annual accounts are as follows:

–	Unbilled power supplied:

The revenue figure for each year includes an estimate of the power supplied to customers in the liberalised market and abroad but not billed because it had not been metered at year-end for reasons relating to the regular meter-reading period. The estimated unbilled power at 31 December 2006 and 2005, amounted to EUR 93,626 and 195,762 thousand. This amount is included under “Current trade and other receivables” on the asset side of the consolidated balance sheets at 31 December 2006 and 2005.

–	Settlements relating to regulated activities:

At the end of each year the IBERDROLA Group estimates the definitive settlements relating to regulated activities for that year, establishing the shortfall in revenue from regulated activities, if any, that corresponds to IBERDROLA, together with the amount that will be recovered in the future on the basis of the announcements made by the authorities in this connection (see Note 4.z).

The estimates are made on the basis of the provisional settlements published up to the date of preparation of the Consolidated Annual Accounts and other industry information.

–	Cost incurred in dismantling electricity production and distribution facilities:

The IBERDROLA Group periodically revises the estimates made concerning the costs to be incurred in the dismantling and definitive shut-down of its electricity production facilities (see Note 22), and in the dismantling work that will have to be performed on the basis on agreements entered into for the disposal of land on which distribution facilities are located. At 31 December 2006 and 2005, the present value of the aforementioned costs amounted to EUR 456,105 thousand and EUR 354,161 thousand, respectively.

–	Provision for pensions and similar obligations and restructuring costs:

At each year-end the IBERDROLA Group estimates the current actuarial provision required to cover obligations relating to restructuring plans, pensions and other similar obligations to its employees. In making these estimates, the IBERDROLA Group receives advice from independent actuaries (see Notes 4.r and 4.s).

Although these estimates were made on the basis of the best information available at the date on which these Consolidated Annual Accounts were prepared on the events analysed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognising the effects of the change in estimates in the related future Consolidated Annual Accounts.

b)    Sources of uncertainty

There are certain aspects that, at the date of issue of these Consolidated Annual Accounts constitute a source of uncertainty concerning the accounting effect that they might have in future years. These uncertainties are as follows:

–

Under Royal Decree 1432/2002, of 27 December, the financing of the costs to be incurred by ENRESA in the second part of the nuclear fuel cycle forms part of the diversification and security of supply costs and, accordingly, a percentage of the revenue from the sale of electricity under the tariff system in the industry has been earmarked for this purpose. Royal Decree 2392/2004, of 30 December, which approved the tariff for 2005, included a percentage earmarked for this purpose that is lower than that required on the basis of Report 7/2004 of the Spanish National Energy Commission. In this regard, Royal Decree-Law 5/2005, of 11 March, establishes that the amounts earmarked for recognising the portion of the provision for the financing of costs relating to the management of radioactive waste and spent fuel generated in nuclear plants and to the decommissioning and shut-down attributable to the operation of the nuclear plants incurred after 31 March 2005, are not treated as diversification and security of supply costs and will be financed by the owners of the nuclear plants during their operating life (see Note 4.ac).

In order to finance these costs, ENRESA bills the owners of the nuclear plants for the amounts resulting from multiplying the gross number of kWh generated by each plant in each calendar month, from 1 April 2005 onwards, by a unit value specific to each plant expressed in euro cents. These unit values are revised annually by Royal Decree on the basis of an updated economic and financial report on the cost of the related activities.

At the date of preparation of these Consolidated Annual Accounts, the Ministry for Industry, Tourism and Trade had not published the aforementioned economic and financial report and, therefore, it is not possible to determine accurately whether the amount paid by the Group in the period from 1 April 2005 to 31 December 2006 in this connection is in line with the obligation calculated by the accrual method. The IBERDROLA Group, based on the related information included in the General Radioactive Waste Plan published by ENRESA in June 2006, considers that any difference between the amount paid and the amount accrued would not be material.

–

As detailed in Note 4.i, the IBERDROLA Group is depreciating its nuclear generation facilities over a useful life of 40 years. This is the minimum period over which these facilities are considered to generate an optimum return. However, the operating licence in effect for the majority of the IBERDROLA Group’s nuclear facilities span a 30-year period once they become operational. Renewal of these licences cannot be applied for until a few years before they expire. In light of the investment and maintenance policies undertaken at these plants as well as certain information in the public domain, the IBERDROLA Group believes that the corresponding operating licences will be renewed for at least an additional ten years, thus giving rise to the application of the aforementioned useful life of 40 years.

–

As indicated in Note 4.z, the passing of Royal Decree-Law 3/2006 last year has resulted in the modification of part of the electricity sector’s economic regime in Spain, notably in relation to the following two aspects:

•	The regulated settlement price for purchases by the distributors of electricity deemed bilateral, set provisionally at €42.35/MWh and still in effect at the time of preparing these

Consolidation Annual Accounts. Accordingly this is the price used by the IBERDROLA Group to estimate the 2006 settlements from the Spanish National Energy Commission (see Note 6.a).

•

Consideration for CO2 emission allowances which in theory were allocated free of charge to ordinary regime electricity production facilities for 2006. Following the publication of the aforementioned Royal Decree-Law, and the lack of related enacting regulations, it is the interpretation of the IBERDROLA Group that it will have to return the amount corresponding to said allowances; this amount will be netted from the 2006 tariff revenue shortfall.

The IBERDROLA Group therefore believes that the estimates used are in keeping with prevailing legislation and updated information at the date of preparation of these Consolidated Annual Accounts.

–

In 2006, an injunction was imposed on part of Bizkaia corporate tax legislation (Provincial Regulatory Decree 1/2005 of 30 December). The ruling is not final as official appeals have been filed and as it has not been published in the Official Gazette of Bizkaia.

The IBERDROLA Group has calculated the amounts corresponding to this tax for 2006 and for those years open for inspection in accordance with provincial regulations in effect at the end of each year given that they consider that the final resolution of the appeals filed will not have a material effect on the Consolidated Annual Accounts taken as a whole.

7.    Geographical and business segment reporting

Described below are the main bases used in defining the IBERDROLA Group’s segment information included in the accompanying Consolidated Annual Accounts:

–

The primary segments were taken to be geographical segments, unbundling the activities carried on in Europe and North America and in Latin America. In view of the nature of the business activities of the IBERDROLA Group, the geographical location of its customers coincides basically with the geographical location of the assets.

–

The secondary segments for Spain are business segments, in view of the importance thereof within the IBERDROLA Group. Therefore, complete information is also provided on the following business segments as if they were primary segments:

•	Electricity generation (nuclear, fossil-fuel and hydroelectric).

•	Electricity distribution and retailing to customers under the tariff system, as well as regulated gas supply activities.

•	Electricity and gas retailing to eligible customers.

•

Other non-energy businesses, which include other activities carried on by the IBERDROLA Group, mainly in the industrial and telecommunications sectors. This segment includes, in general, operations relating to investments in companies in the industrial and services sectors corresponding to other diversification activities carried on in Spain. This activity is also deemed to encompass:

i)	The provision of engineering, consulting and IT services.

ii)	The sale of real estate products and services.

iii)	The ownership and management of meter-reading equipment (installation and coupling revenue from the distribution activity, rental and sale of this equipment and the associated costs).

iv)	Ownership and management of the assets associated with telecommunications networks not used exclusively for electricity activities (generation and transmission and distribution); otherwise, they are assigned to those activities.

•	The secondary segment includes a renewable energies business (wind energy and mini-hydro stations) that is carried out in Spain and in the rest of Europe and North America.

•	The assets and liabilities for general use and the profit or loss generated thereby were not allocated to the other segments.

The information on the primary and secondary segments is as follows:

Geographical primary segment reporting for 2006

	Thousands of euros
	Europe & Northamerica	Southamerica	Mexico- Guatemala	Other	Overhead	Total
REVENUE
External sales	8,718,827	932,220	1,344,768	21,593	–	11,017,408
Inter-segment sales	–	–	–	–	–	–
Total sales	–	–	–	–	–	11,017,408

INCOME STATEMENT
Segment operating profit (loss)	2,178,483	333,533	207,939	19,082	(84,587)	2,654,450
Share in net profit of companies accounted for using the equity method	66,780	2,120	(834)	1,019	–	69,085
Finance income	–	–	–	–	–	368,302
Finance costs	–	–	–	–	–	(887,250)
Gains on disposal of non-current assets	–	–	–	–	–	193,403
Losses on disposal of non-current assets	–	–	–	–	–	(11,814)
Profit before tax	–	–	–	–	–	2,386,176
Income tax	–	–	–	–	–	(695,291)
Net profit for the year	–	–	–	–	–	1,690,885
Minority interests	–	–	–	–	–	(30,629)
Profit attributable to the Parent	–	–	–	–	–	1,660,256

ASSETS
Segment assets	22,020,159	1,575,991	2,171,263	72,387	777,005	26,616,805
Investments in companies accounted for using the equity method	587,537	29,353	94,346	50,174	–	761,410
Other non-current financial assets	–	–	–	–	–	377,902
Current financial assets and cash and cash equivalents	–	–	–	–	–	993,429
Deferred tax assets	–	–	–	–	–	1,221,965
Other unallocated assets	–	–	–	–	–	3,089,332
Total assets	–	–	–	–	–	33,060,843

LIABILITIES
Segment liabilities	5,145,948	351,323	257,097	16,922	1,371,505	7,142,795
Financial liabilities	–	–	–	–	–	14,240,570
Derivative financial instruments	–	–	–	–	–	111,676
Deferred tax liabilities	–	–	–	–	–	605,282
Other unallocated liabilities	–	–	–	–	–	393,517
Total liabilities	–	–	–	–	–	22,493,840

OTHER INFORMATION
Total cost incurred during the year in the acquisition of property, plant and equipment and non-current intangible assets	2,290,610	268,277	163,512	–	157,135	2,879,534
Depreciation and amortisation charge, allowances and provisions	1,023,142	77,036	67,321	4,743	62,958	1,235,200
Expenses for the year other than depreciation and amortisation that did not result in cash outflows	140,744	3,590	–	1,409	61,028	206,771

Secondary business segment reporting for 2006

	Thousands of euros
	Spain
	Generation	Distribution	Retailing and Gas	Non-Energy Activities	Renewable Energies	Latin America	Overhead	TOTAL
REVENUE
External sales	4,308,644	991,144	1,463,981	1,497,132	457,926	2,298,581	–	11,017,408
Inter-segment sales	277,336	25,372	877,641	11,828	237,710	–	–	1,429,887
Intra-Group eliminations								(1,429,887)
Total sales								11,017,408

INCOME STATEMENT
Segment operating profit (loss)	1,524,233	(68,012)	(4,158)	350,213	376,207	560,554	(84,587)	2,654,450
Share in net profit of companies accounted for using the equity method	(1,468)	2,277	(224)	66,195	–	2,305	–	69,085

ASSETS
Segment assets	8,914,195	6,349,802	346,300	2,224,517	4,185,345	3,819,641	777,005	26,616,805
Investments in companies accounted for using the equity method	(1,306)	24,772	3,746	560,180	143	173,875	–	761,410

LIABILITIES
Segment liabilities	1,694,728	1,962,443	290,318	817,783	380,676	625,342	1,371,505	7,142,795

OTHER INFORMATION
Total cost incurred during the year in the acquisition of property, plant and equipment and non-current intangible assets	878,203	508,964	84	50,108	853,251	431,789	157,135	2,879,534
Depreciation and amortisation charge, allowances and provisions	510,796	268,827	12,542	50,589	180,388	149,100	62,958	1,235,200
Expenses for the year other than depreciation and amortisation that did not result in cash outflows	39,356	88,109	12,390	588	301	4,999	61,028	206,771

The transactions between secondary segments were carried out on an arm's length basis.

Geographical primary segment reporting for 2005

	Thousands of euros
	Europe & Northamerica	Brazil	Mexico- Guatemala	Other	Overhead	Total
REVENUE
External sales	9,707,041	729,289	1,284,928	16,970	–	11,738,228
Inter-segment sales	–	–	–	–	–	–
Total sales	–	–	–	–	–	11,738,228

INCOME STATEMENT
Segment operating profit (loss)	1,886,123	184,664	180,733	6,059	4,639	2,262,218
Share in net profit of companies accounted for using the equity method	33,357	3,021	1,993	(3,950)	–	34,421
Finance income	–	–	–	–	–	266,719
Finance costs	–	–	–	–	–	(722,359)
Gains on disposal of non-current assets	–	–	–	–	–	157,712
Losses on disposal of non-current assets	–	–	–	–	–	(40,901)
Profit before tax	–	–	–	–	–	1,957,810
Income tax	–	–	–	–	–	(553,250)
Net profit for the year	–	–	–	–	–	1,404,560
Minority interests	–	–	–	–	–	(22,511)
Profit attributable to the Parent	–	–	–	–	–	1,382,049

ASSETS
Segment assets	20,285,294	1,512,551	2,295,893	88,878	541,395	24,724,011
Investments in companies accounted for using the equity method	244,586	34,297	100,042	82,192	14,723	475,840
Other non-current financial assets	–	–	–	–	–	240,549
Current financial assets and cash and cash equivalents	–	–	–	–	–	851,285
Deferred tax assets	–	–	–	–	–	1,356,456
Other unallocated assets	–	–	–	–	–	2,830,519
Total assets	–	–	–	–	–	30,478,660

LIABILITIES
Segment liabilities	4,373,419	335,562	297,014	506	1,649,982	6,656,483
Financial liabilities	–	–	–	–	–	12,935,024
Derivative financial instruments	–	–	–	–	–	176,027
Deferred tax liabilities	–	–	–	–	–	719,715
Other unallocated liabilities	–	–	–	–	–	576,756
Total liabilities	–	–	–	–	–	21,064,005

OTHER INFORMATION
Total cost incurred during the year in the acquisition of	1,877,167	144,196	362,130	1,297	140,177	2,524,967
property, plant and equipment and non-current intangible assets
Depreciation and amortisation charge, allowances and provisions	898,258	119,648	59,833	4,909	32,747	1,115,395
Expenses for the year other than depreciation and amortisation that did not result in cash outflows	31,934	10,906	–	135	28,589	71,564

Secondary business segment reporting for 2005

	Thousands of euros
	Spain
	Generation	Distribution	Retailing and Gas	Non-Energy Activities	Renewable Energies	Latin America	Overhead	TOTAL
REVENUE
External sales	4,236,265	1,257,280	2,576,012	1,269,296	368,188	2,031,187	–	11,738,228
Inter-segment sales	(594,580)	(42,182)	543,802	105,669	189,068	–	–	201,777
Intra-Group eliminations								(201,777)
Total sales								11,738,228

INCOME STATEMENT
Segment operating profit (loss)	1,054,133	430,287	(245,265)	329,255	317,713	371,456	4,639	2,262,218
Share in net profit of companies accounted for using the equity method	(7,991)	1,630	(80)	39,762	36	1,064	–	34,421

ASSETS
Segment assets	8,690,789	5,410,264	775,178	1,900,031	3,509,031	3,897,323	541,395	24,724,011
Investments in companies accounted for using the equity method	4,220	23,200	4,046	212,977	143	216,531	14,723	475,840

LIABILITIES
Segment liabilities	1,441,134	1,619,675	471,528	559,932	281,150	633,082	1,649,982	6,656,483

OTHER INFORMATION
Total cost incurred during the year in the acquisition of property, plant and equipment and non-current intangible assets	761,023	363,690	42,913	67,210	642,331	507,623	140,177	2,524,967
Depreciation and amortisation charge, allowances and provisions	394,399	238,132	66,758	50,958	148,011	184,390	32,747	1,115,395
Expenses for the year other than depreciation and amortisation that did not result in cash outflows	6,660	21,776	2,622	656	220	11,041	28,589	71,564

The transactions between secondary segments were carried out on an arm's length basis.

8.    Intangible assets

The changes in 2006 and 2005 in intangible assets accounts and in the related accumulated amortisation and allowances were as follows:

	Thousands of euros
	Balance at 12.31.04	Changes in the consolidation method and/ or scope	Translation differences	Additions and charges for the year	Capitalised staff costs (Note 31)	Disposals, derecognition, reductions and write-offs	Transfers	Balance at 12.31.05	Changes in the consolidation method and/or scope	Translation differences	Additions and charges for the year	Capitalised staff costs (Note 31)	Disposals, derecognition, reductions and write-offs	Transfers	Balance at 12.31.06
Cost:
Goodwill	17,443	27,786	2,318	2,486	–	–	–	50,033	(3,464)	(191)	9,266	–	–	–	55,644
Concessions, patents, licenses, trademarks and other	542,447	–	138,121	104	–	(78,437)	(2,025)	600,210	543	(46,556)	2,504	–	(17)	953	557,637
Computer software	269,537	3,856	13,065	33,907	5,780	(5,450)	143	320,838	(11,517)	(1,209)	25,674	4,587	(1,972)	1,519	337,920
Emission allowances	–	–	–	147,178	–	–	–	147,178	–	–	312,729	–	(214,779)	6	245,134
Other intangible assets	61,688	21,908	(3,942)	7,590	2,974	(919)	(803)	88,496	(105)	(1,140)	7,582	3,554	(2,028)	(1,389)	94,970

Total cost	891,115	53,550	149,562	191,265	8,754	(84,806)	(2,685)	1,206,755	(14,543)	(49,096)	357,755	8,141	(218,796)	1,089	1,291,305

Accumulated amortisation and alllowances
Concessions, patents, licences, trademarks and other	112,462	–	21,359	14,869	–	(54,017)	(1,051)	93,622	–	(5,093)	11,248	–	(17)	936	100,696
Computer software	192,717	18	7,523	35,651	–	(5,102)	–	230,807	(11,517)	(4,760)	33,629	–	(1,808)	160	246,511
Other intangible assets	7,780	10,794	(2,576)	13,619	–	(177)	(114)	29,326	(92)	(418)	10,778	–	(41)	(7)	39,546

Total accumulated amortisation	312,959	10,812	26,306	64,139	–	(59,296)	(1,165)	353,755	(11,609)	(10,271)	55,655	–	(1,866)	1,089	386,753
Impairment allowances	12,761	–	–	193	–	(8,549)	–	4,405	27	(6)	1	–	–	–	4,427

Total accumulated amortisation and allowances	325,720	10,812	26,306	64,332	–	(67,845)	(1,165)	358,160	(11,582)	(10,277)	55,656	–	(1,866)	1,089	391,180

Total carrying amount	565,395	42,738	123,256	126,933	8,754	(16,961)	(1,520)	848,595	(2,961)	(38,819)	302,099	8,141	(216,930)	–	900,125

The fully amortised intangible assets in use at 31 December 2006 and 2005, amounted to EUR 160,087 thousand and EUR 215,041 thousand, respectively.

The detail of goodwill by company is as follows:

	Thousands of euros
	2006	2005
C. Rokas, S.A.	25,468	27,786
Capuava Energy	6,508	6,634
Others	23,668	15,613

	55,644	50,033

Goodwill has been tested for impairment at the cash generating unit level. No impairment was recorded as a result.

The detail of “Concessions, Patents, Licences, Trademarks and Other” at 31 December 2006 and 2005, is as follows:

	Thousands of euros
	2006		2005
	Cost	Accumulated amortisation	Cost	Accumulated amortisation
Administrative concession of:
Companhia de Eletricidade do Estado da Bahía, S.A.	94,971	(34,777)	96,191	(33,969)
Companhia de Eletricidade de Pernambuco, S.A.	186,360	(29,617)	189,907	(27,621)
Iberdrola Energía Chile, Ltda.	23,413	(3,623)	19,354	(2,720)
Companhia Energética do Rio Grande do Norte, S.A.	98,934	(20,516)	100,205	(19,269)
Empresa Eléctrica de Guatemala,S.A	118,084	(6,222)	158,597	(4,554)
Others	35,875	(5,941)	35,956	(5,489)

	557,637	(100,696)	600,210	(93,622)

At 31 December 2006 and 2005, there were no material restrictions on the ownership of the intangible assets.

Research and development costs recognised with a charge to the consolidated income statement by the IBERDROLA Group in 2006 and 2005 were not material.

Besides the Goodwill, the IBERDROLA Group does not own any intangible assets of indefinite useful life.

9.    Investment property

The changes in 2006 and 2005 in the IBERDROLA Group’s investment property were as follows:

	Thousands of euros
	Balance at 12.31.04	External additions/ (charge for the year)	Increase (decrease) due to transfer	Decreases, disposals or reductions	Balance at 12.31.05	External additions/ (charge for the year)	Increase (decrease) due to transfer	Decreases, disposals or reductions	Balance at 12.31.06
Investment property in use	355,249	24,972	191,986	(5,100)	567,107	4,318	18,029	(69,443)	520,011
Accumulated depreciation	(13,657)	(3,127)	–	223	(16,561)	(4,964)	–	–	(21,525)

Carrying amount	341,592	21,845	191,986	(4,877)	550,546	(646)	18,029	(69,443)	498,486

The market value of the investment property in use at 31 December 2006 and 2005, was EUR 784,175 thousand and EUR 650,320 thousand, respectively. This market value was generally calculated on the basis of valuations undertaken by independent valuers, as described in Note 4.j.

At 31 December 2006 and 2005, none of the investment properties had been fully depreciated and there were no restrictions on their realisation. Also, there were no contractual obligations to acquire, build, develop, repair or maintain investment property.

10.    Property, plant and equipment

The changes in 2006 and 2005 in property, plant and equipment accounts and in the related accumulated amortisation and provisions were as follows:

	Thousands of euros
	Balance at 12.31.04	Change in consolidation method and/ or scope	Translation differences	Additions and charge for the year	Increase (decrease) due to transfer	Disposals or reductions	Balance at 12.31.05	Change in consolidation method and/ or scope	Translation differences	Additions and charge for the year	Increase (decrease) due to transfer	Disposals or reductions	Balance at 12.31.06
Cost:
Operating plant
Hydroelectric plants	5,334,250	–	39,597	12,764	80,535	(17,561)	5,449,585	–	(14,641)	17,745	114,379	(8,245)	5,558,823
Fossil-fuel plants	1,833,114	–	58,364	74,327	11,601	(6,237)	1,971,169	–	(9,797)	7,400	(2,645)	(7,305)	1,958,822
Combined cycle plants	1,624,095	–	128,067	37,297	1,261,789	(12,271)	3,038,977	–	(143,037)	30,697	1,135,333	–	4,061,970
Nuclear plants	6,440,321	–	–	29,837	65,705	(31,145)	6,504,718	–	–	121,639	98,939	(20,650)	6,704,646
Wind-powered facilities	2,323,903	198,704	–	1,866	468,873	–	2,993,346	–	–	141,556	311,706	–	3,446,608
Transmission facilities	52,167	–	12,458	10,963	2,602	(10,437)	67,753	–	(5,889)	1	346	(59)	62,152
Distribution facilities	8,131,755	–	187,066	13,903	681,028	(31,323)	8,982,429	–	(24,795)	8,125	765,287	(4,278)	9,726,768
Meters and measuring devices	767,964	20	33,466	31,398	2,760	(49,841)	785,767		(2,319)	36,026	3,969	(21,621)	801,822
Dispatching centres and other facilities	722,345	–	–	14,702	50,966	(12,823)	775,190	529	–	5,791	(216,630)	(20,821)	544,059

Total operating plant	27,229,914	198,724	459,018	227,057	2,625,859	(171,638)	30,568,934	529	(200,478)	368,980	2,210,684	(82,979)	32,865,670
Other items of property, plant and equipment in use	1,119,429	9,878	16,439	95,138	(13,071)	(72,837)	1,154,976	(17,300)	(16,577)	111,995	263,613	(23,676)	1,473,031
Plant in progress	2,765,056	12,427	88,352	1,921,934	(2,588,886)	(37,560)	2,161,323	–	(100,271)	1,906,339	(2,373,045)	(6,424)	1,587,922
Advances and other items of property, plant and equipment in the course of construction (*)	126,432	198	1,259	46,292	(21,624)	(35,842)	116,715	–	(321)	134,465	(125,568)	(8,144)	117.147

Total cost	31,240,831	221,227	565,068	2,290,421	2,278	(317,877)	34,001,948	(16,771)	(317,647)	2,521,779	(24,316)	(121,223)	36,043,770

(*)	Advances at 31 December 2006 amounted to EUR 9,286 thousand. No advances were recorded at 31 December 2005.

	Thousands of euros
	Balance at 12.31.04	Change in consolidation method and/ or scope	Translation differences	Charge for the year	Increase (decrease) due to transfer	Disposals or reductions	Balance at 12.31.05	Change in consolidation method and/or scope	Translation differences	Charge for the year	Increase (Decrease) due to transfer	Disposals or reductions	Balance at 12.31.06
Accumulated depreciation and allowances:
Plant in use
Hydroelectric plants	2,411,282	–	4,170	123,423	–	(6,722)	2,532,153	–	(2,190)	120,772	–	(2,472)	2,648,263
Fossil-fuel plants	1,453,519	–	2,832	48,252	–	(1,783)	1,502,820	–	(7,420)	39,010	–	(5,158)	1,529,252
Combined cycle plants	112,208	–	11,160	111,306	–	(9,516)	225,158	–	(13,313)	146,361	–	–	358,206
Nuclear plants	3,662,628	–	–	154,546	–	(30,176)	3,786,998	–	–	173,877	–	(12,052)	3,948,823
Wind-powered facilities	305,979	42,546	–	117,179	–	–	465,704	–	–	158,756	(5,261)	(7,432)	611,767
Transmission facilities	4,728	–	4,127	4,331	813	(2,954)	11,045	–	(217)	1,990	–	(59)	12,759
Distribution facilities	3,772,931	–	76,410	261,148	–	(31,309)	4,079,180	(574)	(5,280)	233,532	122,753	(2,470)	4,427,141
Meters and measuring devices	481,957	6	11,164	30,003	(58)	(49,035)	474,037	(11)	(878)	33,109	–	(20,914)	485,343
Dispatching centres and other facilities	382,510	–	–	6,081	–	(12,588)	376,003	67	–	18,078	(107,130)	(16,476)	270,542

Total	12,587,742	42,552	109,863	856,269	755	(144,083)	13,453,098	(518)	(29,298)	925,485	10,362	(67,033)	14,292,096
Other items of property, plant and equipment in use	468,623	(482)	45,013	60,105	(216)	(33,366)	539,677	(10,882)	(7,734)	71,267	(16,649)	(9,228)	566,451

Total accumulated amortisation	13,056,365	42,070	154,876	916,374	539	(177,449)	13,992,775	(11,400)	(37,032)	996,752	(6,287)	(76,261)	14,858,547
Impairment allowances	4,786	247	–	61,886	–	–	66,919	(36)	(1,649)	66,000	–	(13,365)	117,869

Total accumulated amortisation and allowances	13,061,151	42,317	154,876	978,260	539	(177,449)	14,059,694	(11,436)	(38,681)	1,062,752	(6,287)	(89,626)	14,976,416

Total carrying amount	18,179,680	178,910	410,192	1,312,161	1,739	(140,428)	19,942,254	(5,335)	(278,966)	1,459,027	(18,029)	(31,597)	21,067,354

At 31 December 2006 and 2005, “Other Items of Property, Plant and Equipment in Use” included EUR 100,308 thousand and EUR 101,401 thousand relating to the carrying amount of the corporate land and buildings in Madrid leased by IBERDROLA under a finance lease. The information on the minimum payments under the lease at 31 December 2006, is as follows:

Thousands of euros
2007	7,184
2008 – 2011	28,736
2012 onwards	113,814

Total lease payments payable	149,734

Finance costs	53,666
Present value of the lease payments	96,068

149,734

Other assets held under finance leases are classified under the appropriate heading based on their nature, although the related cost of acquisition is not material.

The fully depreciated items of property, plant and equipment in use at 31 December 2006 and 2005, amounted to EUR 3,259,521 thousand and EUR 2,895,931 thousand, respectively.

At 31 December 2006 and 2005, the IBERDROLA Group had property, plant and equipment purchase commitments amounting to EUR 436,958 thousand and EUR 1,636,009 thousand, respectively.

At 31 December 2006 and 2005, the amount of property, plant and equipment securing certain bank loans was not material.

11.    Financial investments

a)    Investments accounted for using the equity method

The changes in 2006 and 2005 in the carrying amount of investments of the IBERDROLA Group companies accounted for using the equity method (see accompanying Appendix) were as follows:

	Thousands of euros
	Balance at 12.31.04	Profit (loss) for the year	Dividends	Changes in the consolidation method and/ scope	Translation differences	Increase in percentage of ownership	Disposal of investment	Other	Balance at 12.31.05	Profit (loss) for the year	Dividends	Changes in the consolidation method and/ scope	Translation differences	Increase in percentage of ownership	Disposal of investment	Other	Balance at 12.31.06
Gas Natural México, S.A.de C.V.	78,469	1,374	–	–	16,354	–	–	–	96,197	(1,558)	–	–	(4,231)	–	–	–	90,408
Termoaçu, S.A.	10,999	–	–	–	6,415	–	–	1,948	19,362	(973)	–	–	(4,422)	–	–	(13,967)	–
Rokas,S.A.	32,469	–	–	(32,469)	–	–	–	–	–	–	–	–	–	–	–	–	–
Gamesa Corporación
Tecnológica, S.A.	184,390	22,421	(7,247)	–	(205)	–	–	(11,929)	187,430	61,436	(2,400)	–	–	224,279	–	5,682	476,427
Cementos Portland, S.A.	69,093	7,466	–	(76,559)	–	–	–	–	–	–	–	–	–	–	–	–	–
Amara, S.A.	17,251	2,692	–	–	–	–	–	322	20,265	4,824	–	–	(386)	–	–	272	24,975
Anselmo León, S.A.	20,982	1,485	(936)	–	–	–	–	79	21,610	2,092	(1,187)	–	–	–	–	298	22,813
Euskaltel,S.A.	–	–	–	–	–	–	–	–	–	1,580	–	39,260	–	–	–	–	40,840
Others (App. C and D)	113,863	(1,017)	(11,314)	(3,849)	20,844	7,382	(2,913)	7,980	130,976	1,684	(8,330)	(162)	(10,132)	–	(4,641)	(3,448)	105,947

	527,516	34,421	(19,497)	(112,877)	43,408	7,382	(2,913)	(1,600)	475,840	69,085	(11,917)	39,098	(19,171)	224,279	(4,641)	(11,163)	761,410

The IBERDROLA Group’s investment in certain associates, including Euskaltel, S.A., Termoaçu, S.A. and Gas Natural México, S.A. de C.V. is less than 20% (see section D of the accompanying Appendix). Due to the presence of representatives of IBERDROLA in these companies’ decision-making bodies, the IBERDROLA Group considers that it exercises significant influence over them.

The main transactions performed by the IBERDROLA Group in connection with these equity investments were as follows:

2006

–

On 10 July 2006, IBERDROLA acquired an 11% stake in the share capital of Gamesa Corporación Tecnológica, S.A. from Corporación IBV, Participaciones Empresariales, S.A., a 50%-owned subsidiary of the IBERDROLA Group, for EUR 224,279 thousand, net of the capital gain obtained by this company on the transaction. Following the transaction, the IBERDROLA Group’s stake in Gamesa Corporación Tecnológica, S.A. stands at 24.39%.

2005

–

On 3 October 2005, IBERDROLA, S.A. sold the 2,243,412 shares (8% of the share capital) of Cementos Portland, S.A. owned by it for EUR 67 per share, giving rise to a gain of EUR 74,240 thousand, which was recorded under “Gains on Disposal of Non-Current Assets” in the 2005 consolidated income statement (see Note 34).

The IBERDROLA Group’s only publicly listed associate is Gamesa Corporación Tecnológica, S.A. The market value of the investment in this company at 31 December 2006 and 2005 amounted to EUR 1,237,257 thousand and EUR 568,136 thousand, respectively.

The most significant figures (100% of these magnitudes and not the IBERDROLA Group’s interest therein) for consolidated subgroups by this method are as follows:

	Thousands of euros
	2006				2005
	Total assets	Liabilities	Ordinary income	Profit for the year	Total assets	Liabilities	Ordinary income	Profit for the year
Gas Natural de México, S.A. de C.V.	1,256,320	300,252	320,650	(11,985)	1,100,457	360,320	220,550	10,569
Termoaçu, S.A.	231,431	7,621	–	–	185,167	4,856	–	–
Gamesa Corporación Tecnológica, S.A.	3,628,370	1,325,328	1,380,106	220,126	3,466,837	1,187,191	1,745,322	135,167
Amara, S.A.	90,053	64,855	134,034	4,824	73,613	53,086	111,768	2,692
Anselmo León, S.A.	16,972	1,466	8,852	2,092	15,486	1,678	7,695	1,485
Euskaltel, S.A.	1,072,500	260,210	331,260	32,541	1,048,230	261,228	327,047	60,540

The 2006 data included in this table are unaudited and, with the exception of the figures for Gamesa Corporación Tecnológica, S.A., are taken from provisional financial statements at 31 December 2006. The figures used for Gamesa Corporación Tecnológica, S.A. are taken from the results reported to the market at and for the nine months ending 30 September 2006.

b)    Non-current equity instruments

The detail of the carrying amounts of the main investments in non-current equity instruments at 31 December 2006 and 2005, is as follows:

	Thousands of euros
Company	12.31.06	12.31.05	% of Ownership at 12.31.06	% of Ownership at 12.31.05
Non-current-
Energias de Portugal, S.A. (EDP)	1,333,905	541,899	9.5%	5.7%
Red Eléctrica de España, S.A.	–	106,160	3%	3%
Galp, S.A.	230,200	190,000	4%	4%
Euskaltel, S.A.(1)	–	45,451	11.14%	11.14%
Corporación Empresarial de Extremadura, S.A.	3,236	3,362	25.58%	25.58%
Medgaz, S.A.	4,625	3,008	15.79%	12%
Other	31,433	24,166	–	–

	1,603,399	914,046

(1)	IBERDROLA now measures its investment in EUSKALTEL, S.A. using the equity method because it considers that in 2006 it exercised significant influence over the company. At 31 December 2005, this investment was classified as available-for-sale.

In 2006, the IBERDROLA Group acquired an additional 3.8% of Energias de Portugal, S.A. (EDP) for EUR 323,056 thousand, considering the derivative described in Note 19.

The interest in Red Eléctrica de España, S.A. was reclassified under “Current equity instruments” in the consolidated balance sheet at 31 December 2006, since the IBERDROLA Group is obliged to dispose of this investment in 2007.

Section E to the accompanying Appendix includes additional information relating to these investees.

All the financial assets included under “Non-Current Equity Instruments” and “Current Equity Instruments” in the consolidated balance sheets at 31 December 2006 and 2005 were classified as available-for-sale assets.

c)    Other financial assets

The detail of “Other non-current financial assets” and “Other current financial assets” in the IBERDROLA Group’s consolidated balance sheet at 31 December 2006 and 2005 is as follows:

	Thousands of euros
	2006	2005	Interest rate	Maturity
Non-current-
Home loans to employees	6,153	9,217	0.90%	2008-2028
Long-term deposits and guarantees(a)	108,453	101,806	–	Non established
Factoría de Canales, S.A.	–	4,500	EURIBOR+1.5%	2007
Long-term loans and deposits	81,410	–	EURIBOR	From 2008
Other	83,191	49,974	0 – 17.35%	From 2008

	279,207	165,497

Current-
Short-term cash deposits	93,466	547,153	EURIBOR	Less than 1 year
Dividend of Red Eléctrica de España, S.A. declared but not collected	1,319	1,099	–	Less than 1 year
Valencia Residencial, S.A.	–	4,517	–	Less than 1 year
Short-term deposits and guarantees	9,869	14,849	–
Derivatives settlements receivable	–	36,285	–	Less than 1 year
Dividend of NC Energía, S.A. declared but not collected	–	2,922	–
Factoria de Canales, S.A	4,500	–	EURIBOR+1.5%	Less than 1 year
Other	14,142	44,075

	123,296	650,900

(a)	This heading relates mainly to the portion of the guarantees and deposits received from customers at the contracting date (included under “Non-Current Liabilities – Other Non-Current Payables” in the accompanying consolidated balance sheet-Note 25) to secure payment for the electricity supply, which were deposited with the competent public authorities in accordance with current legislation

12.    Trade and other receivables

The detail of “Non-current trade and other receivables” in the accompanying consolidated balance sheets at 31 December 2006 and 2005, is as follows:

	Thousands of euros
	2006	2005	Interest rate	Maturity
2005 revenue shortfall to be collected in future years (Note 4.z)	6,977	1,259,115	Euribor	–
2006 revenue shortfall to be collected in future years (Note 4.z)	579,670	–	Euribor	–
Madrid Municipal Council	13,424	12,982	–	2008-2019
France Telecom España, S.A.	17,272	19,011	Euro LIBOR + 0.3%	2008-2019
Construcciones Reyal, S.A.U.	–	13,068	–	2007
Desarrollos Urbanísticos e Inmobiliarios Cívitas, S.L.	80,014	–	4%	2008-2009
Landeche Servicios Inmobiliarios	12,301	–	4%	2008
Activos Inmobiliarios en Arrendamiento, S.A.	5,760	8,640	–	2008-2009
Receivables from Brazilian customers	24,808	62,441	Local inflation + 1%	From 2008
Receivable due to linearisation of revenue from capacity assignment contracts (Note 4.f)	89,814	86,840	–	2008-2029
Other	2,800	6,407	0 - Euribor + 0.5	–

	832,840	1,468,504

These balances relate to accounts receivable arising in the normal course of business of the IBERDROLA Group and, therefore, are recognised at amortised cost. This broadly coincides with market value.

13.    Measurement of financial instruments

The comparison between fair value and carrying amount of the IBERDROLA Group’s financial instruments at 31 December 2006 and 2005 is as follows:

	Thousands of euros
	2006		2005
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Equity instruments (Available-for-sale investments)	1,750,578	1,750,578	917,538	917,538
Other financial assets	402,503	402,503	816,397	816,397
Derivative financial instruments	98,245	98,245	89,854	89,854
Current trade and other receivables	3,623,418	3,623,418	3,792,821	3,792,821
Cash and cash equivalents	704,574	704,574	208,420	208,420
Financial liabilities
Bank borrowings	14,240,570	14,266,052	12,935,024	13,120,942
Derivative financial instruments	111,676	111,676	176,027	176,027
Other non-current payables	278,322	278,322	238,248	238,248
Trade payables	2,687,756	2,687,756	2,919,585	2,919,585

Wherever the financial instruments listed in the table above are not publicly traded, their market value was determined for the most part through discounted cash flow analysis using a credit risk-adjusted rate, with the exception of that indicated in Note 4.n.

14.    Nuclear fuel

The detail of “Nuclear Fuel” at 31 December 2006 and 2005, and of the changes therein in 2006 and 2005 is as follows:

	Thousands of euros
	Fuel loaded into the reactor core	Nuclear fuel in progress	Total
Balance at 31 December 2004	149,601	90,483	240,084
Additions	–	52,153	52,153
Financing interest (Note 35)	–	666	666
Transfers	104,557	(104,557)	–
Fuel consumed (Note 30)	(81,217)	–	(81,217)

Balance at 31 December 2005	172,941	38,745	211,686

Additions	–	108,414	108,414
Financing interest (Note 35)	–	550	550
Transfers	54,705	(54,705)	–
Fuel consumed (Note 30)	(82,752)	–	(82,752)

Balance at 31 December 2006	144,894	93,004	237,898

The IBERDROLA Group’s nuclear fuel purchase commitments at 31 December 2006 and 2005, amounted to EUR 651,588 thousand and EUR 361,747 thousand, respectively.

15.    Inventories

The detail of “Inventories” (see Note 4.o), in the accompanying consolidated balance sheets at 31 December 2006 and 2005, is as follows:

	Thousands of euros
	2006	2005
Fuel stocks	183,248	128,569
Property developments	917,695	659,308
Other inventories	91,784	60,471

	1,192,727	848,348

At 31 December 2006, the IBERDROLA Group had entered into take or pay contracts with several natural and liquefied natural gas suppliers for the supply of 116.4 bcm of gas in the period from 2007 to 2026 which reasonably cover the amounts earmarked for retailing and for consumption at the electricity production facilities. The prices under these contracts are determined on the basis of formulas commonly used in the market which index the price of gas to the performance of other energy variables.

16.    Construction contracts

The detail of construction contracts in progress from which the related revenue is recognised based on the stage of completion method in 2006 and 2005 is as follows:

	Thousands of euros
	2006	2005
Contracts in progress:
– Amounts due from contract customers included in “Current Assets – Trade and Other Receivables”	450,282	216,999
– Amounts due to contract customers included in “Current Liabilities – Trade Payables”	(102,256)	(34,597)

	348,026	182,402

– Costs incurred since beginning of contract plus profits recognised by reference to degree of completion	948,751	440,197
– Less: Progress billings	(600,725)	(258,626)
– Add: Issued invoices receivable	–	831

	348,026	182,402

At 31 December 2006 and 2005, the IBERDROLA Group companies had received EUR 11,185 and 34,938 thousand of advances on construction contracts in progress, which are recorded under “Trade Payables” in the accompanying consolidated balances sheets.

The amounts withheld as security by construction contract customers amounted to EUR 192 thousand and EUR 91 thousand at 31 December 2006 and 2005, respectively.

17.    Current trade and other receivables

The detail of this heading in the accompanying consolidated balance sheet at December 31, 2006 and 2005 is as follows:

	Thousands of euros
	2006	2005
Trade receivables for sales and services	2,459,862	2,223,350
Accounts receivables	377,581	207,904
Receivable from associates	36,683	29,549
Bad debt provision	(83,548)	(136,486)

	2,790,578	2,324,317

These receivables do not generally carry interest. They fall due in a period of up to 30 days. Restrictions, if any, on monetising these receivables, are not material.

The variations in the bad debt provision in 2006 and 2005 were as follows:

	Thousands of euros
	2006	2005
Opening balance	136,486	68,102
Provisions	90,864	148,076
Reversals	(54,022)	(6,575)
Surplus	(89,780)	(73,117)

Closing balance	83,548	136,486

The bad debt provision relates basically entirely to electricity consumers.

18.    Cash and cash equivalents

The detail of this heading in the accompanying consolidated balance sheet at 31 December 2006 and 2005 is as follows:

	Thousands of euros
	2006	2005
Cash	185,477	208,420
Short-term deposits	519,097	–

	704,574	208,420

As a general rule, cash deposited with banks earn interest at rates similar to market rates on daily deposits. Short-term deposits mature within a period of less than three months and earn market rates. There are no restrictions on cash withdrawals for significant amounts.

19.    Equity

The detail of this heading at 31 December 2006 and 2005, is as follows:

	Thousands of euros
		Treasury shares	Other Reserves					Unrealised asset and liability revaluation reserve	Translation differences	Net profit for the year	Minority interests
	Share capital		Legal reserve	Revaluation reserves	Share premium	Other restricted reserves	Retained earnings					Total
Balance at 31 December 2004	2,704,648	(4,053)	540,929	1,389,408	459,577	86,270	3,339,614	(18,796)	(71,139)	-	93,392	8,519,850

Distribution of 2004 Profit-Dividend	–	–	–	–	–	–	(398,556)	–	–	–	–	(398,556)
Income and expenses allocated directly to reserves, net of the related tax effect	–	–	–	–	–	–	(205,191)	147,817	3,362	–	–	(54,012)
Allocation to income of cash flow hedging reserves net of the related tax effect	–	–	–	–	–	–	–	24,473	–	–	–	24,473
Transactions with treasury shares	–	1,574	–	–	–	–	–	–	–	–	–	1,574
Translations differences	–	–	–	–	–	–	–	–	216,495	–	–	216,495
Profit for 2005 attributable to the Parent	–	–	–	–	–	–	–	–	–	1,382,049	–	1,382,049
Profit for 2005 attributable to minority interests	–	–	–	–	–	–	–	–	–	–	22,511	22,511
Interim dividend	–	–	–	–	–	–	(330,828)	–	–	–	–	(330,828)
Other changes	–	–	–	–	–	–	(4,472)	–	4,472	–	31,099	31,099

Balance at 31 December 2005	2,704,648	(2,479)	540,929	1,389,408	459,577	86,270	2,400,567	153,494	153,190	1,382,049	147,002	9,414,655

Distribution of 2005 Profit- Dividend	–	–	–	–	–	–	915,047	–	–	(1,382,049)	–	(467,002)
Income and expenses allocated directly to reserves, net of the related tax effect	–	–	–	–	–	–	(24,291)	584,053	–	–	–	559,762
Allocation to income of cash flow hedging reserves net of the related tax effect	–	–	–	–	–	–	–	1,553	–	–	–	1,553
Transactions with treasury shares	–	(744)	–	–	–	–	–	–	–	–	–	(744)
Translation differences	–	–	–	–	–	–	–	–	(197,567)	–	(7,116)	(204,683)
Profit for 2006 attributable to the Parent	–	–	–	–	–	–	–	–	–	1,660,256	–	1,660,256
Profit for 2006 attributable to minority interest	–	–	–	–	–	–	–	–	–	–	30,629	30,629
Interim dividend	–	–	–	–	–	–	(405,697)	–	–	–	–	(405,697)
Other changes	–	–	–	–	–	–	–	–	–	–	(21,726)	(21,726)

Balance at 31 December 2006	2,704,648	(3,223)	540,929	1,389,408	459,577	86,270	2,885,626	739,100	(44,377)	1,660,256	148,789	10,567,003

Share capital

IBERDROLA’s share capital at 31 December 2006 consisted of 901,549,181 fully paid-up shares of EUR 3 par value each. The Company’s shares are listed on the Spanish Continuous Market (Spanish computerised trading system), are included in the IBEX 35 index and, since September 2003, have been included in the European Eurostoxx 50 index.

Since IBERDROLA’s shares are represented by the book-entry system, the exact stakes held by its shareholders are not known. Nonetheless, based on publicly available information, at 31 December 2006 the stakes held by ACS, Actividades de Construcción y Servicios, S.A., Banco Bilbao Vizcaya Argentaria, S.A. and Bilbao Bizkaia Kutxa in the share capital of IBERDROLA, S.A., directly and indirectly, stood at 10.882%, 6.47% and 9.97%, respectively; at 31 December 2005, again based on public information, the latter two institutions held respective stakes of 5.42% and 7.5%.

The IBERDROLA Group’s main capital management objectives are to ensure short-term and long-term financial stability, appreciation of IBERDROLA shares, suitable investment financing and the reduction of the IBERDROLA Group’s leverage.

This policy guarantees the IBERDROLA Group will remain financially strong, with an A credit rating and solid financial ratios that underpin business performance and maximise shareholder value.

The IBERDROLA Group’s strategy did not vary in 2006 relative the year before. Specifically, its targets were to keep leverage at 56 % and preserve its credit rating A2 Moody´s/A (Standard & Poors).

Leverage at 31 December 2006 and 2005 stood at:

	Thousands of euros
	2006	2005
Bank borrowings and other financial liabilities	14,240,570	12,935,024
Derivative financial liabilities	111,676	176,027

Gross debt	14,352,246	13,111,051

Derivative financial assets	98,245	89,854
Other current financial assets	–	601,355
Cash and cash equivalents	704,574	208,420

Total cash assets	802,819	899,629

Net debt	13,549,427	12,211,422

Equity
Of the Parent	10,418,214	9,267,653
Of minority interests	148,789	147,002

	10,567,003	9,414,655

Leverage	56.2%	56.5%

IBERDROLA’s share capital has not been modified. There are no additional requirements on IBERDROLA’s share capital other than those provided for in the Spanish Corporations Law.

At the General Shareholders’ Meeting held on 30 March 2006 the Board of Directors was authorised, in accordance with article 153.1b) of the Spanish Corporations Law, within a 5-year period ending 30 March 2011, if deemed appropriate, to increase its share capital by as much as one-half, in one or a series of increases, in the amount deemed appropriate, with the exclusion of preemptive subscription rights. At December 31, 2006, the Board of Directors had not availed of this authorisation.

Legal reserve

Under the Spanish Corporations Law, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital.

At 31 December 2006 and 2005, this reserve had reached the threshold established by the aforementioned legislation.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Revaluation reserves

The balance of “Revaluation reserves” arose as a result of the revaluation of property, plant and equipment made by IBERDROLA pursuant to Royal Decree-Law 7/1996. This balance can be used, free of tax, to offset recorded losses (both prior years’ accumulated losses and current year losses) or losses which might arise in the future, and to increase share capital. From 1 January 2007, the balance of this reserve can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised on the portion on which depreciation has been taken for accounting purposes or if the revalued assets have been transferred or derecognised. If the balance of this account were used in any way other than as specified in Royal Decree-Law 7/1996, it would be subject to tax.

Share premium

The Spanish Corporations Law expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

Other restricted reserves

“Equity – Other restricted reserves” primarily includes the restricted reserve set up by IBERDROLA in accordance with article 167.3 of the revised Spanish Corporations Law arising from the capital reductions carried out in prior years through the retirement of treasury shares.

The restricted reserves relating to Group companies other than the parent, IBERDROLA are included under “Equity – Retained earnings”.

Unrealised asset and liability revaluation reserve

The changes in this reserve arising from valuation adjustments to available-for-sale assets and derivatives designated as cash flow hedges were as follows:

	Thousands of euros
	12.31.04	Change in market value	Amounts allocated to income	12.31.05	Change in market value	Amounts allocated to income	12.31.06
Available-for-sale assets:
Energías de Portugal, S.A. (EDP)	(17,546)	77,120	–	59,574	391,685	–	451,259
Red Eléctrica de España, S.A.	58,776	39,201	–	97,977	25,688	–	123,665
Galp, S.A.	12,762	64,000	–	76,762	40,200	–	116,962

	53,992	180,321	–	234,313	457,573	–	691,886
Cash flow hedges:
Interest rate swaps	(60,106)	(6,473)	32,042	(34,537)	96,808	5,316	67,587
Collars	(9,361)	4,121	1,178	(4,062)	3,042	1,789	769
Forward rate agreements	506	(534)	–	(28)	(8)	36	–
Commodity swaps	–	1,940	–	1,940	(438)	(418)	1,084
Equity swap rate EDP (Note 11.b)	–	35,729	–	35,729	83,140	–	118,869
Foreign exchange hedges	(13,946)	12,306	5,340	3,700	(5,871)	(4,542)	(6,713)

	(82,907)	47,089	38,560	2,742	176,673	2,181	181,596
Tax effect	10,119	(79,593)	(14,087)	(83,561)	(50,193)	(628)	(134,382)

	(18,796)	147,817	24,473	153,494	584,053	1,553	739,100

The maturity schedule for the revaluation reserve related to the cash flow hedges at 31 December 2006 is as follows:

	Thousands of euros
	2007	2008	2009	2010	2011	2012 and beyond	Total
Interest rate swaps	21,918	21,148	11,214	6,815	3,680	2,812	67,587
Collars	723	126	(30)	(25)	(25)	–	769
Commodity swaps	95	201	291	290	207	–	1.084
Exchange rate swaps	(2,982)	(1,166)	(702)	(568)	(485)	(810)	(6,713)
Tax effect	(6,420)	(6,101)	(3,238)	(1,953)	(1,013)	(601)	(19,326)

In addition, in accordance with IFRS (see Note 4.n) the EUR 118,869 thousand gain generated on the derivative entered into in 2005 to hedge the purchase of EDP shares, which was completed in 2006 (see Note 11.b) will be taken to income in the period in which said shares affect profit or loss.

Treasury shares

The changes in 2006 and 2005 in the shares of IBERDROLA, S.A. owned by Group companies (see Note 4.p) were as follows:

	Number of shares	Amounts in thousands of euros
Balance at 31 December 2004	217,378	4,053
Additions	15,974,485	319,495
Disposals	(16,082,326)	(321,069)

Balance at 31 December 2005	109,537	2,479

Additions	8,270,501	228,171
Disposals	(8,284,425)	(227,427)

Balance at 31 December 2006	95,613	3,223

Dividends

On 10 November 2006, the Board of Directors of IBERDROLA, based on the Company’s projected income for 2006, declared an interim dividend of EUR 0.45 gross per share, for a total amount of EUR 405,697 thousand. This amount is recorded under “Trade and Other Payables – Other Current Liabilities” in the accompanying consolidated balance sheet at 31 December 2006. This dividend was paid on 2 January 2007. The amount of this dividend is less than the maximum legal amount stipulated in Article 216 of the Spanish Corporations Law as regards the profit obtained since the end of the previous fiscal year.

IBERDROLA had at that date the minimum unrestricted reserves required under Article 194 of the aforementioned Law for payment of the interim dividend.

The provisional accounting statement prepared as required by Article 216 of the Spanish Corporations Law disclosing the existence of sufficient liquidity for distribution of the interim dividend, was as follows:

Thousands of euros
Cash available at 1 November 2006	607,519
Projected collections through 2 January 2007:
Operating collections	2,710,658
Financial collections	1,888,485
Projected payments through 2 January 2007:
Operating payments	(2,217,682)
Financial payments	(1,060,711)
Projected cash available at 2 January 2007, before payment of the interim dividend	1,928,269
Payment of dividend, net of withholding	(345,519)
Projected cash available at 2 January 2007, after payment of the interim dividend	1,582,750
Projected collections through 10 November 2007:
Operating and financial collections	16,849,842
Non-operating collections	365,188
Projected payments through 10 November 2007:
Operating and financial payments	(13,875,849)
Non-operating payments	(2,737,105)
Final dividend	(691,764)

Projected cash available at 10 November 2007	1,493,062

In addition, at the date of preparation of these Consolidated Annual Accounts, the Board of Directors of IBERDROLA had agreed to seek approval at the Ordinary General Shareholders’ Meeting for the distribution of a maximum final dividend of EUR 691,764 thousand, consisting of a fixed gross dividend of EUR 0.593 per share for all the outstanding shares of IBERDROLA at the date on which the Board so agreed (901,549,181) and of EUR 0.593 per share for all the shares, if any, issued as a result of the bid to acquire the shares of Scottish Power, Plc., detailed in Note 46. This final dividend will be paid on July 2, 2007.

If this final dividend is approved at the Ordinary General Shareholders’ Meeting, the total dividend in 2006 will amount to EUR 1.043 per share. The 2005 dividend amounted to EUR 0.884 per share.

20.    Deferred income

The changes in 2006 and 2005 in this heading on the liability side of the accompanying consolidated balance sheets were as follows:

	Thousands of euros
	Grants related to assets	(Assigned and recognised) emission allowances	Other deferred income	Total deferred income
Balance at 31 December 2004	201,525	–	266,681	468,206
Change in consolidation scope	47,567	–	–	47,567
Additions	93,227	135,273	72,659	301,159
Translation differences	21,532	–	1,385	22,917
Amount allocated to income (Note 4.q)	(15,481)	(135,273)	(13,498)	(164,252)

Balance at 31 December 2005	348,370	–	327,227	675,597

Change in consolidation scope	(330)	–	471	141
Additions	130,889	312,729	56,966	500,584
Transfers	175	–	(175)	–
Derecognition	(150)	(280,191)	–	(280,341)
Translation differences	(3,824)	–	(2,279)	(6,103)
Amount allocated to income (Note 4.q)	(23,751)	(32,538)	(15,982)	(72,271)

Balance at 31 December 2006	451,379	–	366,228	817,607

The derecognition of emission allowances in 2006 relate to rights allocated free of charge under the National Emission Allowance Assignment Plan (see Note 3) and which the IBERDROLA Group since considers to have lost their freely-allocated status as a result of the entry into force of Royal Decree-Law 3/2006 (see Note 4.z).

21.    Provisions for pensions and similar commitments

The detail of this heading in the accompanying consolidated balance sheet at 31 December 2006 and 2005 is as follows:

	Thousands of euros
	Long-service bonuses and electricity for employees and other similar commitments	Restructuring plans	Total
Balance at 31 December, 2004	150,195	493,755	643,950
Normal cost	32,081	–	32,081
Finance cost	7,434	19,253	26,687
Actuarial deviations	311,838	6,861	318,699
Payments and others	(4,096)	(101,882)	(105,978)

Balance at 31 December, 2005	497,452	417,987	915,439

Normal cost	22,792 (*)	143,931	166,723
Finance cost	18,908	12,523	31,431
Actuarial deviations	20,978	(27,615)	(6,637)
Payments and others	(29,806)	(132,786)	(162,592)

Balance 31 December, 2006	530,324	414,040	944,364

(*)	This amount includes EUR 8,901 thousand in relation to the extension of the voluntary collective redundancy plan described herein.

Each year the IBERDROLA Group estimates the amount it will have to pay in pensions and similar commitments in the year ahead. This amount is recorded as a current liability in the consolidated balance sheet.

a)    Defined benefit plans

The IBERDROLA Group’s main obligations in relation to defined benefit plans for its employees to supplement their social security benefits are as follows:

i)	The employees of the IBERDROLA Group covered by the collective labour agreement who retired before 1 January 1996, are covered by a defined benefit retirement pension scheme, the actuarial value of which had been externalised in full at 31 December 2006 and 2005.

The IBERDROLA Group has no liabilities to these employees nor is it beneficiary of the potential returns from this plan in excess of the guaranteed benefits.

ii)	In relation to present employees and employees who have retired since 1996 covered by the IBERDROLA Group’s collective labour agreement, in connection with risk benefits (e.g. death of spouse, permanent disability or death of present employee’s parent) a defined benefit is guaranteed from the time the risk materialises, instrumented through an annually renewable insurance policy and determined as the difference between the actuarial present value of the benefit at the time the contingency arises and the vested accrued rights of the participant derived from the aforementioned defined-benefit plan, updated in accordance with the returns achieved by the fund until its transfer to the underwriter, if the latter are lower. The premiums paid under the above-mentioned insurance policy in 2006 and 2005 amounted to EUR 9,537 thousand and EUR 9,158 thousand, respectively, and these amounts are recorded under “Staff costs” in the accompanying consolidated income statements.

iii)	The employees of certain foreign companies are covered by defined benefit retirement schemes instrumented by pension funds. The detail of the actuarial liabilities and assets as per these plans are as follows:

	Thousands of euros
	12.31.06	12.31.05
Present value of the obligation	119,031	111,309
Market value of the plan assets	(101,099)	(94,550)
Assets not reimbursable or available for the Company	–	14,613
Provision recognised	(12,577)	–

Unfinanced obligation	5,355	31,372

The changes in the value of the obligation in this connection were as follows:

Thousands of euros
Present value of the obligation at 31 December 2004	77,732
Normal cost	920
Finance cost	15,210
Payments	(7,717)
Translation differences	25,164

Present value of the obligation at 31 December 2005	111,309

Normal cost	4,586
Finance cost	15,314
Payments	(15,551)
Translation differences	3,373
Present value of the obligation at 31 December 2006	119,031

The changes in the market value of the plan assets were as follows:

Thousands of euros
Market value at 31 December 2004	67,813
Estimated benefit	9,112
Contributions made by the Company	3,597
Payments	(7,717)
Translation differences	21,745

Market value at 31 December 2005	94,550

Estimated benefit	12,711
Contributions made by the Company	2,855
Payments	(7,030)
Translation differences	(1,987)

Market value at 31 December 2006	101,099

The plan assets do not include financial instruments issued by the IBERDROLA Group or items of property, plant and equipment owned by it.

iv)	The IBERDROLA Group has certain obligations to its employees other than those indicated above which are covered by in-house pension provisions (see Note 6.a). These obligations consist mainly of free electricity for retired employees and other long-term benefits, relating mainly to free electricity to retired employees and long-service bonuses for present employees.

In connection with the aforementioned post-employment electricity supply obligation, Royal Decree 1556/2005, of 28 December, established that from 1 January 2006 onwards, electricity supplies to employees of electric utilities will be settled by the Spanish National Energy Commission applying the across-the-board-tariffs established by this Royal Decree (see Note 3). Since until 31 December 2005, the aforementioned supplies were paid for at a lower price, the estimated cost required to cover this actuarial variance, which amounted to EUR 311,838 thousand and was charged in 2005 to “Other Reserves” in the consolidated balance sheet. The actuarial differences arising in 2006 in relation to this commitment are not material.

The changes in 2006 and 2005 in the provision recognised for the aforementioned obligations were as follows:

	Thousands of euros
	Post-Employment benefits	Long-Term benefits	Total
Balance at 31 December 2004	114,460	35,735	150,195
Normal cost	26,628	5,453	32,081
Actuarial deviations	311,838	–	311,838
Payments and others	999	(5,611)	(4,612)
Changes in consolidation scope	516	–	516
Finance cost	5,616	1,818	7,434

Balance at 31 December 2005	460,057	37,395	497,452

Normal cost	21,163	1,629	22,792
Actuarial deviations	–	20,978	20,978
Payments and others	(18,513)	(11,293)	(29,806)
Finance cost	17,480	1,428	18,908

Balance at 31 December 2006	480,187	50,137	530,324

The main assumptions used in the actuarial studies undertaken to determine the provision required at 31 December 2006 and 2005, to cover the aforementioned obligations were as follows:

	2006			2005
	Discount rate	CPI/Salary growth	Survivorship tables	Discount rate	CPI	Survivorship tables
Long-services bonuses and electricity for employees	3.5% - 5%	2% - 2.5%	PERM/F 2000	3.5% - 5%	2% - 2.5%	PERM/F 2000
Other defined benefit plans at companies abroad	12.36% - 10.24%	7.12% - 4%	AT-49/AT-83	12.36% - 10.24%	6% - 4%	AT-49/AT-83

b)    Defined contribution plans

The present employees of the IBERDROLA Group and employees who have retired since 9 October 1996, are covered by an employment-based, defined-contribution retirement pension scheme independent from the social security system.

In accordance with this system and the collective labour agreement in force for the IBERDROLA Group, the periodic contribution to be made is calculated as a percentage of the annual pensionable salary of each employee. The respective companies finance these contributions for all their present employees, except for employees hired since 1 January 1996, for whom the companies contribute one-third and the employees contribute two-thirds.

The contributions made by the IBERDROLA Group in 2006 and 2005 amounted to EUR 23,300 thousand and EUR 24,807 thousand, respectively. These amounts are recognised under “Staff costs” in the accompanying consolidated income statement.

c)    Restructuring plans

In 1997 the Board of Directors of IBERDROLA resolved to adapt, by various means, the labour force of IBERDROLA and of certain of its subsidiaries to the demands of the new competitive environment with the intention of establishing in the period from 1998 through 2004 specific early retirement plans and other means of reducing the headcount until the targets had been met. These restructuring plans were put before the Company’s employees’ representatives, and an agreement was reached.

From 1998 to 2001, fulfilling the intention it had expressed previously, IBERDROLA proposed to employees who met certain conditions certain early retirement plans and a “special labour situation” arrangement prior to adhesion to the early retirement plan.

In December 2000, the obligations to the employees who, having availed themselves of the above-mentioned retirement plans, had actually retired at 30 November 2000, were externalised, and a single premium was paid to a third party for the actuarial value relating to the aforementioned obligations.

Without prejudice to the continuity of the restructuring plans agreed on in prior years, in 2003 the IBERDROLA Group reached an agreement with the trade union representatives to implement a collective redundancy procedure applicable to all employees reaching 58 or more years of age before 31 December 2006, which was approved by the Ministry of Employment and Social Affairs.

At 31 December 2006, 2,333 employees had availed themselves of this procedure, of whom 633 were already covered by the restructuring plans established previously. In 2006 and 2005 18 and 24 employees, respectively, availed themselves of this collective redundancy procedure.

Prior to 31 December 2006, the IBERDROLA Group, after reaching the corresponding agreement with the trade union representatives, extended the 2003 voluntary collective redundancy program available to all IBEDROLA employees to those turning 58 in 2007. The faculty to so extend the program was envisaged in the agreement and approved by the labour authorities in 2003. In the 2006 consolidated income statement “Staff costs” include EUR 151,983 thousand in this connection, based on the best estimate of the number of employees who will avail themselves of the aforementioned program extension.

Actuarial deviations, positive or negative, were classified under “Staff costs” in the consolidated income statement.

The discount to present value is charged to “Finance costs” in the consolidated income statement.

The main assumptions used in the actuarial studies undertaken to determine the provision required at 31 December 2006 and 2005 to cover the Group’s obligations in relation to the aforementioned restructuring plans were the following:

	2006				2005
	Discount rate		CPI	Survivorship tables	Discount rate		CPI	Survivorship tables
Collective redundancy procedure and other restructuring plans	3.25	% - 5%	2.50%	PERM/F 2000	3.25	% - 5%	2.50%	PERM/F 2000
				GRM/F 95				GRM/F 95
				GRM/F 80				GRM/F 80
.				Penalised at 2 years				Penalised at 2 years

22.    Other provisions

The detail of “Other Provisions” on the liability side of the accompanying consolidated balance sheets and of the changes therein in 2006 and 2005 is as follows:

	Thousands of euros
	Provisions for litigation, indemnity payments and similar costs	Provision for Co2 emissions (Note 4.t)	Provision for facility closure costs (Note 4.u)	Other provisions for contingencies and expenses (Note 4.v)	Total other provisions
Balance at 31 December 2004	155,490	-	340,878	131,765	628,133
Charge for the year with a charge to “Property, Plant and Equipment” (Note 4.h)	–	–	9,000	–	9,000
Change in consolidation method	2,142	–	21,900	397	24,439
Charge for the year to income statement	105,572	168,602	24,805	48,084	347,063
Reversal due to overprovision	(42,099)	–	(24,121)	(10,770)	(76,990)
Payments made and translation differences	(2,444)	–	(18,301)	(20,697)	(41,442)
Transfers	–	–	–	(9,592)	(9,592)

Balance at 31 December 2005	218,661	168,602	354,161	139,187	880,611

Charge for the year with a charge to
“Property, Plant and Equipment” (Note 4.h)	–	–	86,078	–	86,078
Change in consolidation method	(27)	–	–	–	(27)
Charge for the year to income statement	59,897	255,769	15,866	150,781	482,313
Reversal due to overprovision	(30,083)	–	–	–	(30,083)
Payments made provisions and translation differences	(621)	–	–	(10,235)	(10,856)
Provisions applied	–	(168,602)	–	–	(168,602)

Balance at 31 December 2006	247,827	255,769	456,105	279,733	1,239,434

The IBERDROLA Group records provisions for third-party liability arising from litigation in progress and from indemnity payments, obligations, collateral and other similar guarantees. These provisions include those aimed at covering environmental risks determined on the basis of a case-by-case analysis of the status of the polluted assets and the cost that will have to be incurred in cleaning them.

The IBERDROLA Group records provisions for the costs that have to be incurred in decommissioning its nuclear and fossil-fuel plants (see Note 10) and certain distribution facilities which it has undertaken to bury.

The IBERDROLA Group expects to have to meet these obligations in the following years:

Thousands of euros
2007	347,535
2008	127,230
2009	78,906
Subsequent years	685,763

1,239,434

23.    Bank borrowings and other financial liabilities-loans

The detail of the bank borrowings at 31 December 2006 and 2005, and the repayment schedules are as follows:

	Thousands of euros
			Borrowings at 31 December 2006
			Current maturity	Non-current maturities
	Balance at 12.31.05	Balance at 12.31.06	2007	2008	2009	2010	2011	2012 and subsequent years	Total non- current
Euro loans	10,860,963	12,311,351	1,464,618	1,091,827	1,637,870	2,755,780	255,342	5,105,914	10,846,733
Foreing currrency loans
US Dollars	1,384,940	1,187,785	195,532	34,889	36,162	155,056	37,416	728,730	992,253
Guatemalan quetzals	41,991	35,490	5,262	5,191	5,665	5,665	12,748	959	30,228
Other	647,130	705,944	–	119,144	147,225	131,031	89,628	218,916	705,944

	2,074,061	1,929,219	200,794	159,224	189,052	291,752	139,792	948,605	1,728,425

	12,935,024	14,240,570	1,665,412	1,251,051	1,826,922	3,047,532	395,134	6,054,519	12,575,158

The foregoing loan balances correspond to amounts drawn down and not repaid at December 31, 2006. At 31 December 2006 and 2005, the IBERDROLA Group had undrawn loans and credit facilities amounting to EUR 15,618,355 thousand and EUR 2,226,045 thousand, respectively, maturing between 2007 and 2023.

At 31 December 2006 and 2005, the IBERDROLA Group was fully up to date on all its financial debt obligations. None of the amounts in the table above matured prior to 31 December 2006.

An insignificant portion of the IBERDROLA Group’s financial debt contains financial covenants (maximum total debt to equity ratios) which if not met could trigger the early repayment of said debt and all other debt with a cross default covenant. However, and regardless of the fact that the IBERDROLA Group meets these covenants with much room to spare as it has unused credit lines far in excess of outstanding debt with such covenants attached, the prejudice that debt would have to be retired early due to a covenant breach is virtually non-existent.

Most of the debt contracted with third parties by the IBERDROLA Group’s renewable energy businesses includes covenants with respect to key financial ratios that are standard in project financing. The contract amounts include the obligation to pledge all project shares in benefit of the creditors. Outstanding third-party debt containing these kinds of covenants amounted to approximately EUR 480 million at 31 December 2006.

In relation to credit ratings covenants, the IBERDROLA Group has arrangements with the European Investment Bank, amounting to EUR 960 million, which may have to be renegotiated or shored up with additional guarantees in the event of a significant ratings downgrade. In addition, at 31 December 2006 the IBERDROLA Group had EUR 1,150 million of borrowings and financial liabilities whose cost would be revised in the event of a ratings downgrade. However, the potential increase in cost would not be material.

At the date of preparation of these Consolidated Annual Accounts, neither IBERDROLA nor any of its material subsidiaries were in breach of their financial commitments or any kinds of obligation that could trigger their early redemption.

The foreign currency loans and credits payable are shown at their equivalent euro value at the exchange rates prevailing at 31 December 2006 and 2005.

At 31 December 2006 and 2005, the outstanding loans were bearing weighted average annual interest at 4.70% and 4.41%, respectively.

The estimated market value of bank borrowings bearing fixed interest at 31 December 2006 and 2005 amounted to EUR 5,114,297 thousand and EUR 5,088,910 thousand, respectively. The market value was determined by discounting the future cash flows at market interest rates. The interest rate curve used to make this calculation takes into account the risks associated with the electricity industry and the credit rating of IBERDROLA. The sensitivity of the aforementioned market value to exchange and interest rate fluctuations is as follows:

	Thousands of euros
	2005		2006
	Interest rate fluctuation		Interest rate fluctuation
	+0.25%	-0.25%	+0.25%	-0.25%
Change in the value of borrowings	(64,575)	65,904	(66,951)	58,783

The structure of borrowings at 31 December 2006 and 2005, distinguishing between fixed and floating interest, was as follows:

	Thousands of euros
	2006	2005
Fixed interest	5,069,432	5,983,644
Floating interest	9,074,292	6,900,127

	14,143,724	12,883,771

24.    Derivative financial instruments

The detail of the balances of the derivative financial instruments at 31 December 2006 and 2005, is as follows:

	Thousands of euros
	2006				2005
	Current		Non-current		Current		Non-current
	Assets	Liability	Assets	Liability	Assets	Liability	Assets	Liability
INTEREST RATE HEDGES:
Cash flow hedges
– Interest rate swap	1,062	(481)	63,972	(2,539)	662	(1,028)	16,299	(56,915)
– Forward rate agreement	–	–	–	–	–	(28)	–	–
– Collar	313	–	605	(149)	376	(280)	51	(4,209)
Fair value hedge
– Currency swap	211	–	10,454	–	–	–	35,372	–
FOREIGN EXCHANGE HEDGES:
Cash flow hedges
– Foreign exchange hedge (USD)	571	(2,137)	21	(5,168)	4,542	–	91	(933)
Fair value hedge
– Currency swap	45	(38,722)	1,549	(32,354)	1,193	(2,392)	7,191	(41,641)
– Foreign exchange hedge (USD)	5,616	(99)	–	–	–	–	–	–
Hedge of a net investment in a foreign operation
– Foreign exchange hedge (USD)	1,318	(56)	–	–	–	–	–	–
COMMODITIES HEDGES:
Cash flow hedges
– Commodities swap	1,126	(998)	1,266	(277)	1,644	(1,226)	1,522	–
NON-HEDGING DERIVATIVES:
Derivatives
– Collar	–	(17)	–	–	5,409	(49)	–	–
– Equity swap	–	(760)	–	–	914	–	–	–
– Call	–	–	–	–	–	(668)	–	–
– Put	–	(2,218)	–	–	62	(250)	–	–
Derivatives on listed shares
– Equity swap	6,593	(18,578)	–	–	–	(1,421)	–	–
– Share lending	–	(1,265)	–	–	–	–	–	–
– Foreign exchange hedge (USD)	–	(37)	–	–	–	–	–	–
Commodities derivatives	1,525	(1,740)	–	–	–	–	–	–
Interest rate derivatives
– Interest rate swap	–	(1,543)	1,998	(2,538)	–	–	14,074	(61,727)
– Collar	–	–	–	–	–	(12)	–	–
– Other non-hedging derivatives	–	–	–	–	–	(3,248)	452	–

	18,380	(68,651)	79,865	(43,025)	14,802	(10,602)	75,052	(165,425)

The detail, by maturity, of the notional amounts of the financial instruments arranged by the IBERDROLA Group outstanding at 31 December 2006, is as follows:

	Thousands of euros
	2007	2008	2009	2010	2011 and beyond	Total
Hedging derivatives:
Cash flow hedges
– Interest rate swap	869,162	809,763	1,150,196	399,982	1,778,964	5,008,067
– Collar	680,000	600,000	24,438	2,286	8,583	1,315,307
– Foreign exchange hedges (USD)	171,776	47,765	11,233	4,188	36,006	270,968
Hedges of a net investment in a foreign operation
– Exchange rate hedge (USD)	48,475	–	–	–	–	48,475
Fair value hedge
– Interest rate swap	99,101	40,300	–	–	442,863	582,264
– Currency swap	179,196	20,842	1,741	328,468	282,069	812,316
– Foreign exchange hedges (USD)	142,263	–	–	–	–	142,263
Commodities hedges
– Commodities swap	12,459	–	–	–	–	12,459

TOTAL HEDGING DERIVATIVES	2,202,432	1,518,670	1,187,608	734,924	2,548,485	8,192,119

Non-hedging derivatives:
Derivatives on treasury shares
– Collar	28,492	–	–	–	–	28,492
– Equity swap	78,528	–	–	–	–	78,528
– Put options sold	50,409	–	–	–	–	50,409
Derivatives on listed shares
– Equity swap	143,720	–	–	–	–	143,720
Interest rate derivatives
– Interest rate swap	151,860	39,726	6,396	16,200	83,346	297,528

TOTAL NON-HEDGING DERIVATIVES	453,009	39,726	6,396	16,200	83,346	598,677

TOTAL DERIVATIVES	2,655,441	1,558,396	1,194,004	751,124	2,631,831	8,790,796

To offset the effect on the income statement of hedged transactions, in 2006 and 2005 the IBERDROLA Group charged EUR 2,181 thousand and EUR 38,560 thousand, respectively, to the accompanying consolidated income statements with a credit to the equity account “Unrealised assets and liability revaluation reserve” in which they had previously been classified.

The consolidated income statements for 2006 and 2005 include EUR 67,767 thousand and EUR 43,037 thousand, respectively, under “Finance costs” in connection with the decline in value of derivatives that do not fulfil the requirement for hedge accounting. The 2006 and 2005 consolidated income statements include EUR 73,007 thousand and EUR 41,450 thousand, respectively, under “Finance income” for the same concept.

The IBERDROLA Group uses derivatives as foreign exchange hedges to mitigate the possible adverse effect of exchange rate fluctuations on transactions and loans in currencies other than the functional currency of certain Group companies.

The detail of the nominal value of the liabilities on which foreign exchange hedges have been arranged is as follows:

	2006				2005
Type of hedge	Thousands of US dollars	Thousands of Japanese yen	Thousands of pounds sterling	Thousands of swiss francs	Thousands of US dollars	Thousands of Japanese yen	Thousands of pounds sterling	Thousands of swiss francs	Thousands of euros
Fair value	264,107	34,500,000	200,000	30,000	393,466	27,500,000	7,000	75,300	19,175

In 2005, the IBERDROLA Group cancelled certain derivative instruments arranged to hedge the net investment in certain Mexican companies whose functional currency is the US dollar. The value at which they had been recognised upon termination, EUR 5,172 thousand, was recognised in “Translation differences” on the consolidated balance sheet at 31 December 2006 and 2005, where it will remain until the net investment hedged has been realised.

The IBERDROLA Group carries out interest rate hedging transactions in accordance with its risk management policy. The purpose of these transactions is either to mitigate the effect of interest rate fluctuations on future cash flows from credit facilities and loans tied to floating interest rates or to mitigate the change in the fair value of loans and credit facilities that bear fixed interest rates.

The nominal value of the most significant liabilities for which interest rate hedges have been arranged is as follows:

	2006		2005
Type of Hedge	Thousands of euros	Thousands of US dollars	Thousands of euros	Thousands of US dollars
Fair value	389,401	254,000	389,401	254,000
Cash flow	4,737,457	471,560	3,539,905	860,168

25.    Other non-current payables

The detail of “Other Non-Current Payables” on the liability side of the accompanying consolidated balances sheets at 31 December 2006 and 2005, is as follows:

	Thousands of euros
	2006	2005
Long-term guarantees and deposits received (Note 11)	137,628	79,820
Gamesa Corporación Tecnológica, S.A.	37,740	43,000
Sogecable, S.A.	5,845	5,845
Other	97,109	109,583

	278,322	238,248

These liabilities bore weighted average interest at 1.81% and 1.87% in 2006 and 2005, respectively.

26.    Deferred taxes and income tax expense

As in 2005, in 2006 IBERDROLA, S.A, as the Parent of Group 2/86 filed a consolidated income tax return in Spain. The Group will continue to be taxed under this tax regime indefinitely for as long as the related requirements are met and the Group does not expressly waive application of the regime by filing the related taxpayer registration form.

Without prejudice to this special tax regime in Spain applicable to IBERDROLA, S.A. and certain of its consolidated Spanish subsidiaries, other Spanish and foreign subsidiaries file individual income tax returns, in accordance with the legislation applicable to them.

The differences between the tax charge allocated to 2006 and 2005 and the tax payable for those years, recorded under “Deferred tax assets” and “Deferred tax liabilities”, as appropriate, in the consolidated balance sheets at 31 December 2006 and 2005, arose as a result of the temporary differences relating to the difference between the carrying amount of certain assets and liabilities and their tax bases. The main differences are the following:

–

Temporary differences arising from the measurement of available-for-sale investments, assets and liabilities related to derivatives and assets that were measured at their market value in business combinations for which the difference between the tax base and carrying amount is not deductible for tax purposes.

–

Temporary difference arising from the accelerated depreciation tax benefit pursuant to the Electricity Industry Concerted Action Program taken in the past by the Parent IBERDROLA, S.A. and transferred in 2000 to Iberdrola Generación, S.A.U.

–

Temporary differences arising from the non-deductibility of certain liabilities, including those recognised in relation to pension obligations and to collective redundancy procedures (see Notes 4.r and 21).

–	Temporary differences arising from changes in the value of investment securities whose carrying amount is not fully deductible for tax purposes.

–

Temporary differences arising from the measurement for tax purposes of certain assets, including those assigned to research and development projects, which are depreciated/amortised for tax purposes at a different rate from that used for accounting purposes.

The breakdown of income tax into current tax and deferred tax is as follows:

	Thousands of euros
	2006	2005
Current tax	615,475	478,983
Deferred tax	43,816	74,267

	695,291	553,250

The detail of “Deferred Tax Assets” and “Deferred Tax Liabilities” in the accompanying consolidated balance sheets at 31 December 2006 and 2005 and of the changes therein is as follows:

	Thousands of euros
	12.31.04	Credit (charge) to income	Change in consolidation method	Translation differences	Credit to “Other reserves”	Credit (charge) to asset and liability revaluation reserve	12.31.05	Credit (charge) to income	Change in consolidation method	Translation differences	Credit to “Other reserves”	Credit (charge) to asset and liability revaluation reserve	12.31.06
Deferred tax assets:
Measurement of available for sale assets:
Energias de Portugal, S.A.	6,141	–	–	–	–	(6,141)	–	–	–	–	–	–	–
Measurement of derivative financial instruments:
Cash flow hedges	31,809	16,539	–	–	–	(28,126)	20,222	(724)	–	–	–	(17,207)	2,291
Fair value hedges	37,127	(23,168)	–	1,427	–	–	15,386	10,689	–			–	26,075
Other derivatives	23,010	(1,857)	–	–	–	–	21,153	(19,755)	–	–	–	–	1,398
Pensions and similar commitments	377,518	(45,109)	–	556	109,143	–	442,108	(77,769)	–	–	13,801	–	378,140
Allocation of non-deductible negative goodwill arising on consolidation	127,283	(3,599)	–	–	–	–	123,684	(3,599)	–	(17,158)	–	–	102,927
Provision for facility closure costs	73,689	6,187	–	–	–	–	79,876	(7,107)	–	–	–	–	72,769
Tax loss and tax credit carryforwards	212,326	(47,230)	–	11,986	–	–	177,082	(52,145)	2,051	(4,342)	–	–	122,646
Other deferred tax assets	395,588	39,178	10,265	31,914	–	–	476,945	57,762	2,809	(24,258)	2,461	–	515,719

	1,284,491	(59,059)	10,265	45,883	109,143	(34,267)	1,356,456	(92,648)	4,860	(45,758)	16,262	(17,207)	1,221,965

	Thousands of euros
	12.31.04	Charge (Credit) to income	Change of consolidation method	Translation differences	Charge (Credit) to asset and liability revaluation reserve	12.31.05	Charge (Credit) to income	Change in consolidation method	Translation differences	Credit to “other reserves”	Charge (Credit) to asset and liability revaluation reserve	12.31.06
Deferred tax liabilities:
Measurement of available for sale assets:
Energías de Portugal, S.A.	–	–	–	–	20,849	20,849	–	–	–	(10,585)	–	10,264
Red Eléctrica de España, S.A.	20,572	–	–	–	13,720	34,292	–	–	–	–	2,807	37,099
Galp, S.A.	4,467	–	–	–	22,400	26,867	–	–	–	–	8,221	35,088
Measurement of derivative financial instruments:
Cash flow hedges	2,792	2,452	–	–	3,826	9,070	–	–	–	–	10,418	19,488
Fair value hedges	19,578	(5,659)	–	1,293	–	15,212	10,863	–	–	–	–	26,075
Net investment hedges	202	–	–	(202)	–	–	–	–	–	–	–	–
Other derivatives	7,472	(2,546)	–	–	–	4,926	(2,983)	–	–	–	324	2,267
Accelerated depr./amort.	311,153	(18,398)	–	–	–	292,755	(51,652)	–	–	–	–	241,103
Other deferred tax liabilities	230,982	39,359	14,407	30,996	–	315,744	(11,628)	(15,131)	(55,087)	–	–	233,898

	597,218	15,208	14,407	32,087	60,795	719,715	(55,400)	(15,131)	(55,087)	(10,585)	21,770	605,282

At 31 December 2006 and 2005, there were no deferred or other tax assets that had not yet been recognised by the IBERDROLA Group companies.

The total amount of the temporary differences associated with undistributed profits at the subsidiaries in cases in which there are no double taxation tax credits and for which the related deferred tax liability had not been recognised at 31 December 2006 and 2005 is not material. The IBERDROLA Group did not recognise this deferred tax liability since its controlling interest in these companies enables it to control the timing of the reversal of the temporary differences and it is not likely that they will be reversed in the short term.

Following the amendments to applicable tax legislation passed in November 2006, the carrying amounts of deferred tax assets and liabilities recognised and pending reversal at 31 December 2006 were modified to reflect the tax rate now expected to be in force when said reversal takes place.

In addition, “Other reserves” in the accompanying 2006 and 2005 consolidated balance sheets includes charges of EUR 46,802 thousand and EUR 16,087 thousand, respectively, relating to the tax charge on the gain obtained on the disposal of treasury shares, on actuarial variances and on cash flow hedge valuation adjustments.

The income tax expense for 2006 and 2005 was calculated as follows:

	Thousands of euros
	2006	2005
Consolidated profit before taxes	2,386,176	1,957,810
Non-deductible expenses and non-computable income:
– Individual companies	(33,395)	(23,785)
– Consolidation adjustments	(8,448)	(31,989)
Offset of tax assets	–	(42,169)
Net results of companies accounted for using the equity method	(69,085)	(34,421)
Adjusted accounting profit	2,275,248	1,825,446
Gross tax calculated at the tax rate in force in each country(a)	788,053	617,736
Tax credits due to reinvestment of extraordinary profits and other tax assets	(113,494)	(63,441)
Temporary differences arising at foreign companies with a functional currency other than their local currency	–	15,030
Adjustment of 2005 income tax expense	(29,816)	(20,751)
Effect on deferred tax assets and liabilities of changes in prevailing tax rates	56,568	–
Other	(6,020)	4,676

Income tax expense	695,291	553,250

(a)	The various foreign fully and proportionately consolidated subsidiaries calculate the income tax expense and the resulting tax charge under the taxes applicable to them in accordance with the legislation applicable to them and on the basis of the tax rates in force in each country. Also, the subsidiaries subject to Basque Country tax legislation apply the tax rate in force there.

27.    Tax receivables and payables

The detail of “Tax receivables” and “Current tax liabilities and other tax payables” on the asset and liability sides, respectively, of the accompanying consolidated balance sheets at 31 December 2006 and 2005, is as follows:

	Thousands of euros
	2006	2005
Tax receivables
Income tax refundable	166,772	9,456
Environmental tax receivable	99,479	–
VAT refundable	148,358	225,329
Tax withholdings and prepayments	57,597	99,169
Sundry taxes receivables	105,589	53,521
Social security tax receivable	23,765	32,430

	601,560	419,905

Current tax liabilities and other tax payables
VAT payable	89,377	193,854
Tax withholdings payable	31,292	27,111
Income tax payable	338,031	206,914
Other tax payables	164,052	134,343
Social security taxes payable	12,257	13,543

	635,009	575,765

Prior to 2006, the IBERDROLA Group filed for the return of an environmental tax known as the “ECOTASA”, paid in the region of Extremadura between 1998 and 2005, based on its view that the tax was unconstitutional.

As a result of a Constitutional Court ruling in 2006 finding that the tax was indeed unconstitutional, the amount of the claim and accrued late payment interest, EUR 90,844 thousand and EUR 21,823 thousand, respectively, was recognised with a charge to “Current assets – Tax receivables” in the consolidated balance sheet at 31 December 2006 and credited to “Taxes other than income tax” and “Finance income” in the consolidated income statement for the year there ended. In addition, the 2006 environmental tax expense, which amounted to EUR 13,188 thousand and does not meet the conditions which formed the basis of the appeal, was charged by the IBERDROLA Group to the aforementioned asset account.

In general, the IBERDROLA Group companies have all years since 2002 open for review by the tax inspection authorities for the main taxes applicable to it, except for corporate income tax, for which all years since 2001 are open for review. However, this period may differ in the case of the Group companies taxed in different tax jurisdictions.

28.    Trade and other payables

The detail of this heading in the accompanying consolidated balance sheet at 31 December 2006 and 2005 is as follows:

	Thousands of euros
	2006	2005
Suppliers	1,300,608	1,816,300
Suppliers of services provided	1,009,039	932,744
Other current liabilities	267,375	136,469
Customer advances	110,734	34,072

	2,687,756	2,919,585

The majority of these accounts payable do not bear interest and are due contractually in approximately between 30 and 120 days.

29.    Revenue

The detail of this heading in the accompanying consolidated income statements for 2006 and 2005 is as follows:

	Thousands of euros
	2006	2005
Electricity	8,996,216	9,776,469
Power sales under the ordinary regime:
– Power sales to the wholesale electricity production market	5,123,655	4,769,634
– Other sales	160,201	67,358
Power sales under the special regime:
– Power sales to the wholesale electricity production market	244,625	132,676
– Sales to other distributors	636,880	408,296
Power sales to end customers:
– In the liberalised market	718,305	2,182,521
– In regulated markets outside Spain	1,114,755	867,181
Revenue from regulated activities in Spain:
– Remuneration of the distribution activity (Note 4.a y 4.z)	1,230,351	1,200,209
– Effect of Royal Decree-Law 3/2006 (Note 4.z)	(161,369)	–
– Deduction from recognised costs of deviations	(241,413)	–
– Fixed remuneration for the transition to competition	–	(4,278)
– Remuneration for the consumption of local coal	3,316	3,290
– Supply quality indemnity payments	(5,400)	(3,770)
Assignment of capacity at generating facilities (Note 4.f)	172,310	153,352
Gas sales in the liberalised market	277,810	381,596
Sales of real estate products and services	315,870	435,686
Construction contracts (Note 16)	534,700	301,951
Lease of investment property (Note 9)	49,556	32,192
Sales of telecommunications services	81,394	59,765
Sales of audiovisual content	–	3,245
Sales of information technology and similar services	516,231	416,622
Other	20,987	129,074

	10,792,764	11,536,600
Fixed charges for responsibility, inspection and coupling and meter rentals	189,557	173,986
Other income	35,087	27,642

	224,644	201,628

Revenue	11,017,408	11,738,228

30.    Procurements

The detail of this heading in the accompanying consolidated income statements for 2006 and 2005 is as follows:

	Thousands of euros
	2006	2005
Power purchases from the Spanish wholesale electricity production market (Note 3)	547,769	2,127,582
Power purchases from other Spanish companies	–	2,553
Power purchases in euros from foreign companies	172,387	212,484
Power purchases in foreign currencies from foreign companies	562,153	451,364
Purchases of telecommunications and similar materials	–	311,038
Purchases of fuel stocks	2,667,406	2,356,130
Changes in inventories and other supplies excluding nuclear fuel	186,750	151,865
Nuclear fuel consumed (Note 4.l y 14)	82,752	81,217
Consumption of emission allowances (Note 4.t)	255,769	168,602
Fees for use of distribution networks for the supply of gas and electricity to eligible customers	274,532	755,148
Other external expenses	467,530	173,584

	5,217,048	6,791,567

31.    Staff costs

The detail of this heading in the accompanying consolidated income statements for 2006 and 2005 is as follows:

	Thousands of euros
	2006	2005
Wages and salaries	735,985	707,498
Employer social security costs	148,668	141,030
Additional provisions for pensions and similar obligations and defined contributions to the external pension plan (Note 4.r)	195,778	72,907
Bylaw-stipulated directors’ emoluments (Note 42.a)	16,602	17,276
Other employee welfare expenses	76,688	41,121

	1,173,721	979,832
Capitalised staff costs:
– Intangible assets (Note 8)	(8,141)	(8,754)
– Property, plant and equipment (Note 10)	(164,917)	(165,501)

	(173,058)	(174,255)

	1,000,663	805,577

IBERDROLA Group had an average of 16,923 and 17,009 employees in 2006 and 2005, respectively, without including the 46 and 67 employees, respectively, under “special labour situation” plans (see Note 4.s).

The average number of employees at consolidated level was determined on the basis of IBERDROLA’s percentage of ownership of the proportionately consolidated jointly controlled entities and includes all the employees at the fully consolidated companies.

32.    Operating leases

The heading “Outside services” included EUR 60,405 thousand and EUR 46,471 thousand in 2006 and 2005 respectively, relating to operating leases. The detail of the total future minimum lease payments under non-cancellable operating leases at 31 December 2006, is as follows:

Thousands of euros
2007	32,444
2008 – 2010	66,679
2011 and subsequent years	374,429

473,552

The detail of the total future minimum lease payments under non-cancellable operating leases at 31 December 2005 is as follows:

Thousands of euros
2006	28,310
2007 – 2009	62,581
2010 and subsequent years	322,139

413,030

IBERDROLA Group acts as a lessor in certain operating leases consisting basically of the assignment of capacity from generating facilities in Mexico (see Note 4.f), the rental of investment property (see Note 9) and the lease of fibre optics.

“Revenue” in 2006 and 2005 includes EUR 221,866 thousand and EUR 204,281 thousand in this connection and the detail of the estimated future minimum collections under non-cancellable leases at 31 December 2006 is as follows:

Thousands of euros
2007	240,528
2008 – 2010	735,003
2011 and subsequent years	4,303,800

5,279,331

The detail of the future minimum lease collections under non-cancellable leases existing at 31 December 2006 is the following:

Thousands of euros
2006	155,662
2007 – 2009	756,426
De 2010 and subsequent years	5,253,954

6,166,042

33.    Depreciation and amortisation charge, allowances and provisions

The detail of this heading in the accompanying consolidated income statements for 2006 and 2005 is as follows:

	Thousands of euros
	2006	2005
Property, plant and equipment depreciation charge:
– Property, plant and equipment (Note 10)	996,752	916,374
– Investment property (Note 9)	4,964	3,127
Intangible asset amortisation charge (Note 8)	55,655	64,139
Grants related to assets transferred to income for the year (Note 20)	(23,751)	(15,481)
Changes in provisions, allowances and impairment of assets	201,580	147,236

	1,235,200	1,115,395

34.    Gains on disposal of non-current assets

The detail of “Gains on Disposal of Non-Current Assets” in the accompanying consolidated income statements for 2006 and 2005 is as follows:

	Thousands of euros
	2006	2005
Gain on the disposal of land, buildings and other structures	154,739	72,598
Gain on the disposal of equity investments	38,664	74,240
Other	–	10,874

	193,403	157,712

In 2006, Corporación IBV, Participaciones Empresariales, S.A., a 50% Subgroup owned by the IBERDROLA Group and Banco Bilbao Vizcaya Argentaria, S.A., disposed of the stakes it owned in Landata, S.A. and Azertia, S.A., among other investments. The gain obtained amounted to EUR 15,294 thousand and EUR 23,370 thousand, respectively.

In 2003, the IBERDROLA Group formalised an initiative known as the “Urban collaboration agreement between the Region of Madrid, the Town Council of Madrid and IBERDROLA to dismantle high-voltage lines and bury substations”, an initiative affecting 16 plots of land owned by the IBERDROLA Group located in Madrid. Pursuant to this agreement, the IBERDROLA Group committed to undertake the work described and assume all necessary expenses in exchange for the rezoning of 8 of the plots of land for profitable use.

In 2006, as a result of this agreement, two of these plots were sold. As a result, a net capital gain of EUR 90,272 thousand was recognised, after deducting the costs required to ready the land for the buyer and to complete the other agreement-stipulated work, which in all came to EUR 45,743 thousand.

In 2006, the IBERDROLA Group sold other buildings and land for EUR 64,467 thousand.

In 2005, the IBERDROLA Group sold certain buildings and land, generating gains of EUR 72,598 thousand.

35.    Finance income

The detail of “Finance income” in the accompanying consolidated income statements for 2006 and 2005 is as follows:

	Thousands of euros
	2006	2005
Income from equity investments	67,890	33,191
Income from other marketable securities	11,288	34,356
Other interest and finance income	114,894	43,878
Valuation adjustments to non-hedging derivatives	73,007	41,450
Exchange gains	14,987	36,691
Capitalised finance costs (Notes 4.h, 4.l and 4.o):
– Property, plant and equipment	77,909	68,383
– Inventories	7,777	8,104
– Nuclear fuel	550	666

	368,302	266,719

36.    Finance costs

The detail of “Finance Costs” in the accompanying consolidated income statements for 2006 and 2005 is as follows:

	Thousands of euros
	2006	2005
Finance and similar costs	764,007	638,981
Non-hedging derivatives (Note 24)	67,767	43,037
Exchange losses	24,045	13,654
Finance costs attributable to the provisions for pensions and similar obligations (Note 21)	31,431	26,687

	887,250	722,359

37.    Swaps

In 2006 and 2005 the IBERDROLA Group did not carry out any material transaction other than through the delivery of cash.

38.    Business combinations

2006

In 2006 the IBERDROLA Group did not undertake any significant business combinations.

2005

The main business combinations completed in 2005 were:

–

In accordance with agreements reached in 2005 with the main shareholders of C. Rokas, S.A. (hereinafter “Rokas”), the IBERDROLA Group acquired successive packages of shares representing 28.9% of Rokas’ share capital for EUR 58,219 thousand. Since in 2005 the IBERDROLA Group had joint control over Rokas, it was proportionately consolidated until December, when the IBERDROLA Group’s percentage of ownership increased to 49.9%. Since then it has been fully consolidated because the Group exercises effective control over this investee.

The acquisition of these share packages in 2005 meant the early execution of the aforementioned agreements which initially envisaged that the shares would be acquired over a period between 2005 and 2008.

The detail of the net assets acquired and of the allocation of the price paid in excess of fair value is as follows:

	Thousands of euros
	Carrying amount of the subsidiary before the business combination	Fair value adjustments	Fair value
Net assets acquired:
– Property, plant and equipment	48,427	18,654	67,081
– Deferred tax asset	2,616	–	2,616
– Inventories	1,958	–	1,958
– Receivables	5,584	–	5,584
– Cash and cash equivalents	8,730	–	8,730
– Financial liabilities	(24,868)	–	(24,868)
– Provisions and other payables	(17,724)	–	(17,724)
– Deferred tax liability	(792)	(5,969)	(6,761)

	23,931	12,685	36,616

The cost of acquisition of the various packages of shares acquired in 2005 amounted to EUR 58,219 thousand, giving rise to goodwill of EUR 21,603 thousand. The transaction gave rise to a net cash outflow of EUR 49,489 thousand.

The impact that the business combinations described above would have had on “Net profit for the year” and “Revenue” in the 2005 consolidated income statement had the aforementioned combinations taken place on 1 January 2005 is not material in relation to these Consolidated Annual Accounts.

39.    Contingent liabilities

The IBERDROLA Group’s contingent liabilities, mainly related to litigation and other legal issues, are not material.

40.    Interests in joint ventures

The detail of the most significant economic aggregates in 2006 and 2005 relating to the main joint ventures involving the IBERDROLA Group is as follows:

	Thousands of euros
	Nuclear and fósil-fuel plant joint property entities
2006	Almaraz	Trillo	Vandellós	Ascó	Aceca	A.I.E. Almaraz- Trillo	A.I.E. Vandellós- Ascó	Nuclenor, S.A.	Bahía de Bizkaia Electricidad, S.A.	Bahía de Bizkaia Gas, S.A.	Tarragona Power, S.A.	Renewables subgroup joint ventures	Neoenergía subgroup joint ventures	Deca subgroup joint ventures	Corporación IBV subgroup joint ventures
Intangible assets	–	–	4	–	1,337	3,543	–	–	35,015	333	21,125	21,667	867,244	277,323	36,718
Property, plant and equipment Electricity plant	1,111,115	1,238,052	1,059,586	922,303	479	–	–	157,717	255,292	237,643	253,536	618,522	1,922,282	111,740
Other items of property, plant and equipment	3,447	8,496	15,366	–	2,763	3,225	–	6,965	26,806	6,491	4,643	1,158	300,612	100,704	40,972
Non-current financial assets	38,149	2,434	58,597	17,392	2,679	84	117,329	25,528	23,708	32,126	23,107	108,915	610,697	19,156	180,662
Current assets	123,340	73,087	75,844	72,866	59,577	83,853	134,044	127,283	70,302	34,028	14,299	135,165	1,027,174	229,161	1,270,101

Total assets	1,276,051	1,322,069	1,209,397	1,012,561	66,835	90,705	251,373	317,493	411,123	310,621	316,710	885,427	4,728,009	738,084	1,528,453
Non-current liabilities	201,756	155,455	114,785	94,001	8,734	74,337	169,613	104,998	147,408	195,114	28,379	340,023	1,994,761	214,752	38,552
Current liabilities	604,136	997,108	938,195	649,801	41,234	16,368	85,138	55,944	106,322	21,933	252,463	236,235	621,001	127,812	335,293
Income	778,034	404,899	350,630	425,823	124,729	116,712	177,593	211,856	354,624	67,785	158,536	135,789	2,335,681	542,708	1,622,839
Expenses	298,448	200,300	183,143	152,209	107,243	109,749	171,705	150,337	274,113	54,254	171,325	86,574	1,883,968	483,965	1,095,173

	Thousands of euros
	Nuclear and fósil-fuel plant joint property entities
2005	Almaraz	Trillo	Vandellós	Ascó	Aceca	A.I.E. Almaraz- Trillo	A.I.E. Vandellós- Ascó	Nuclenor, S.A.	Bahía de Bizkaia Electricidad, S.A.	Bahía de Bizkaia Gas, S.A.	Tarragona Power, S.A.	Renewables subgroup joint ventures	Neoenergía subgroup joint ventures	Deca subgroup joint ventures	Corporación IBV subgroup joint ventures
Intangible assets	–	–	261	27	–	3,486	–	–	18,854	576	9,355	828	909,711	314,974	29,622
Property, plant and equipment Electricity plant	1,120,796	1,266,341	1,132,607	936,873	612	3,332	–	131,437	297,322	133,553	267,165	459,951	1,771,371	114,914	–
Other items of property, plant and equipment	11,200	15,259	38,179	9,140	2,612	–	–	–	4,498	129,323	4,742	679	200,057	106,367	52,339
Non-current financial assets	27,079	18,610	29,129	14,300	2,408	83	124,341	25,067	38,680	31,171	17,568	615	711,635	22,563	237,281
Current assets	130,535	62,045	79,075	64,627	45,376	60,652	146,070	120,967	66,308	40,162	31,662	138,148	748,846	209,239	908,323

Total Assets	1,289,610	1,362,255	1,279,251	1,024,967	51,008	67,553	270,411	277,471	425,662	334,785	330,492	600,221	4,341,620	768,057	1,227,565
Non-current liabilities	144,669	71,335	79,307	61,853	6,070	51,075	186,739	58,979	265,621	205,733	15,253	347,928	1,899,997	206,839	46,747
Current liabilities	844,447	1,176,876	971,136	853,993	17,714	16,478	92,940	59,387	47,663	88,066	267,248	94,371	604,892	105,385	252,161
Income	492,936	251,629	270,500	215,900	95,728	96,125	194,439	211,577	326,264	56,413	164,558	69,043	1,935,067	499,566	982,267
Expenses	234,164	161,643	141,629	125,067	67,306	96,125	187,752	151,245	218,318	38,433	162,771	22,093	1,714,811	439,739	910,572

41.    Guarantee commitments to third parties

At 31 December 2006 and 2005, the IBERDROLA Group had provided guarantees to other companies, as detailed below:

	Thousands of euros
	2006	2005
Electricidad de La Paz, S.A.(*)	–	8,980
Veo Televisión, S.A.(*)	2,404	2,549
Elcogás, S.A.	32,625	33,473
Tirme, S.A.	20,547	17,579

	55,576	62,581

(*)	Investees accounted for using the equity method on consolidation.

At 31 December 2006 and 2005, the IBERDROLA Group had provided guarantees amounting to EUR 34,132 thousand and EUR 97,482 thousand, respectively, to the Mexican Federal Electricity Commission to secure electricity supplies and the completion of combined cycle plants.

IBERDROLA considers that the liabilities that might exceed the amount of the provisions recorded at 31 December 2006 and 2005, in this connection as a result of the guarantees provided at those dates would not be material.

Certain of the IBERDROLA Group companies, in compliance with the contractual obligations associated with loans received from banks, had fully or partially pledged their shares at 31 December 2006 and 2005. The detail, by company, of the shares pledged is as follows:

	2006		2005
Company	Number of shares pledged based on the IBERDROLA Group’s percentage of ownership	Underlying carrying amount based on the IBERDROLA Group’s percentage of ownership at 31 December 2006 (Thousands of euros)	Number of shares pledged based on the IBERDROLA Group’s percentage of ownership	Underlying carrying amount based on the IBERDROLA Group’s percentage of ownership at 31 December 2005 (Thousands of euros)
Desarrollo de Energías Renovables de La Rioja, S.A.	668,415	9,480	598,125	7,990
Eólicas de La Rioja, S.A.	63,550	5,537	68,750	6,694
Molinos del Cidacos, S.A.	325,745	8,754	256,250	4,561
Sistemas Energéticos Torralba, S.A.	18,483	4,023	18,483	3,928
Sistemas Energéticos Mas Garullo, S.A.	12,570	1,764	12,570	1,891
Sistemas Energéticos La Muela, S.A.	25,500	3,164	25,500	3,263
Sistemas Energéticos del Moncayo, S.A.	24,075	4,140	24,075	3,008
Eólicas de Campollano, S.A.	272,425	3,650	272,425	2,649
Biovent Energía, S.A.	1,700	32,110	1,700	20,906
Cofrusa Cogeneración, S.A.	10,000	482	10,000	646
Peninsular Cogeneración, S.A.	4,500	7,409	4,500	5,236
Itapebí Geraçao de Energía, S.A.	58,468,999	31,564	58,468,999	26,434
Energías Renovables de la Región de Murcia, S.A.	568,174	26,862	568,174	25,877
Molinos de La Rioja, S.A.	127,110	3,057	42,000	1,470

	60,591,246	141,996	60,371,551	114,553

42.    Remuneration of directors

a)    Bylaw-stipulated directors’ remuneration

Article 50 of IBERDROLA’s bylaws provides that “the Company shall assign, as an expense, an amount equal to up to 2% of the profit obtained in the year by the consolidated Group” for directors’ remuneration.

The Board of Directors has agreed to propose at the General Shareholders’ Meeting bylaw-stipulated remuneration of 1% of 2006 consolidated net profit (1.25% in 2005). In 2006 and 2005 bylaw-stipulated remuneration would accordingly amount to EUR 16,602 thousand and 17,276 thousand, respectively, which was lower than the limit provided for in Article 50 of the bylaws of IBERDROLA. These amounts were recognised with a charge to “Staff costs” on the accompanying consolidated income statements (Note 31).

The breakdown of the remuneration of EUR 16,602 thousand and 17,276 thousand is as follows:

Bylaw-stipulated directors’ emoluments

The bylaw-stipulated directors’ emoluments paid to the current directors with a charge to the aforementioned bylaw-stipulated directors’ remuneration amounted to EUR 4,141 (*) thousand and EUR 3,741 thousand in 2006 and 2005, respectively. The amounts received by the directors depend on the duties assigned to them, the detail being as follows:

	Thousands of euros
	2006	2005
Chairmen	595	447
Deputy Chairmen	926	769
Committee members	1,737	1,628
Directors	883	897

	4,141	3,741

(*)	These amounts include bylaw-stipulated remuneration for members of the Board of Directors that stepped down from their positions during the year.

Attendance fees

The attendance fees paid to the directors with a charge to the bylaw-stipulated directors’ remuneration amounted to EUR 707 thousand and EUR 839 thousand in 2006 and 2005, respectively.

Insurance premiums

The premium incurred in order to cover benefits in the event of the death or disability of the current directors amounted to EUR 262 thousand and EUR 284 thousand in 2006 and 2005, respectively.

The premium paid to cover directors’ civil liability insurance in the same years was EUR 704 thousand and EUR 732 thousand, respectively.

Other

Finally, payments for external services and compensation in kind in 2006 and 2005 amounted to EUR 1,170 thousand and EUR 1,468 thousand, respectively. The undistributed bylaw-stipulated remuneration in 2006 and 2005 amounted to EUR 9,618 thousand and EUR 9,725 thousand, respectively.

b)    Previous years’ bylaw-stipulated remuneration

Credits were made in 2006 to unpaid previous years´ bylaw-stipulated remuneration for the following concepts:

Fixed remuneration

The outgoing Chairman’s services contract gave rise to compensation of EUR 9,300 thousand and EUR 1,200 thousand in 2006 and 2005, respectively.

Variable remuneration

Variable remuneration received by the members of the Board of Directors of IBERDROLA who discharged executive duties amounted to EUR 1,000 thousand.

Life insurance premiums

The premium for regularising the insurance policy covering the vested pensions of the retired directors in 2006 and 2005 amounted to EUR 483 thousand and EUR 365 thousand, respectively.

Provisions and guarantees provided by the Company for the directors.

This heading includes EUR 5,280 of insurance premiums and EUR 1,470 thousand of termination benefits paid to directors terminated, both charged to prior years’ bylaw-stipulated directors’ remuneration, compared to EUR 122 thousand of termination benefits paid with a charge to the 2005 bylaw-stipulated directors’ remuneration.

Other

An additional EUR 165 thousand were paid for external services.

c)    Other remuneration

The remuneration received in 2006 and 2005 by the members of the Board of Directors of IBERDROLA who discharged executive duties amounted to EUR 1,750 thousand and EUR 1,147 thousand, respectively, of fixed remuneration, EUR 1,111 thousand and EUR 1,058 thousand, respectively, of variable remuneration, and EUR 567 thousand and EUR 733 thousand, respectively, relating to the amount of the life insurance premiums. These amounts are classified under “Staff costs” in the accompanying consolidated income statements.

The sum of the remuneration relating to the bylaw-stipulated directors’ remuneration and those reflected under other headings in the accompanying 2006 and 2005 consolidated income statements is lower than the limit established in Article 50 of the bylaws of IBERDROLA for the bylaw-stipulated directors’ remuneration.

At 31 December 2006 and 2005, the IBERDROLA Group had not granted any loans or advances to the members of the Board of Directors of IBERDROLA.

Pursuant to Article 127 ter. section 4 of the Spanish Corporations Law, following is a detail of the companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the corporate purpose of IBERDROLA in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge thereat:

Director	Company	% of ownership	Position or functions
Don Juan Luis Arregui Ciarsolo	Gamesa Corporación Tecnológica, S.A.	0,465	Director
Don José Orbegozo Arroyo	Fanox Electronic, S.L.	5,220	None
Don Lucas María de Oriol López-Montenegro	Endesa, S.A.	0,000	None
Don Lucas María de Oriol López-Montenegro	Empresa de Alumbrado Eléctrico de Ceuta, S.A.	1,450	None
Don Julio de Miguel Aynat	Metrovacesa, S.A.	0,001	Director
Don Sebastián Battaner Arias	Gamesa Corporación Tecnológica, S.A.	0,001	None
Don Iñigo Víctor de Oriol Ibarra	Empresa de Alumbrado Eléctrico de Ceuta, S.A.	0,000	Director
Don Braulio Medel Cámara	Abertis Infraestructuras,S.A.	0,001	Director

Following is the information required under the aforementioned legislation concerning the performance by the directors, as independent professionals or as employees, of activities that are identical, similar or complementary to the activity that constitutes the corporate purpose of IBERDROLA:

Director	Company	Position of functions
Sr. D. Xabier de Irala Estévez	Euskaltel, S.A.	Director
Sr. D. Braulio Medel Cámara	Aguagest Sur,S.A.	Chairman

43.    Remuneration of senior executives

The staff costs (salary, compensation in kind, social security costs, pension schemes, etc.) relating to senior executives amounted to EUR 10,049 thousand and EUR 10,365 thousand in 2006 and 2005, respectively, and these amounts are recorded under “Staff costs” in the accompanying 2006 and 2005 consolidated income statements.

The foregoing figures do not include the wages and salaries, share option plans or contributions made by the Company to the “IBERDROLA Pension Plan” received by the members of the Board of Directors of IBERDROLA with executive duties, since they are disclosed in Note 42.

The employment contracts of the senior executives, including executive directors of IBERDROLA or of the Group contain golden parachute clauses for cases of termination or changes of control. These contracts have to be approved by the Company’s Board of Directors.

IBERDROLA has been including this type of clause in the contracts of its executives since the nineties; however, most contracts containing golden parachute clauses were entered into in October 2000. A total of 84 executives, including the Company’s senior executives, have contracts of this nature.

The objective is to achieve a level of loyalty among top-ranking executives that is effective and sufficient for the management of IBERDROLA and thereby avoid the loss of experience and skills that could jeopardise the achievement of strategic objectives. In essence, these clauses recognise termination benefits based on the length of service at the Company of the members of the executive team, with annual salary payments ranging from a minimum of one to a maximum of five years.

In 2006 and 2005 there were no transactions with executives other than those carried out in the ordinary course of the Group’s business.

44.    Balances and transactions with other related parties

The transactions detailed below are specific to the Company’s ordinary business activity and were carried out on an arm’s-length basis:

Transactions carried out by IBERDROLA, S.A. with significant shareholders

The most noteworthy transactions in 2006 and 2005 were as follows:

	Thousands of euros
	2006			2005
	Significant Shareholder
	Banco Bilbao Vizcaya Argentaria	Bilbao Bizkaia Kutxa	ACS Group	Banco Bilbao Vizcaya Argentaria	Bilbao Bizkaia Kutxa	ACS Group(**)
Type of transaction
Interest paid	13,835	132	–	2,445	33	–
Accrued interest receivable	50	14	–	35	7	–
Interest charged	628	1,310	–	2,161	35	–
Accrued interest payable	(1,517)	–	–	(2,685)	–	–
Dividends and other profits distributed	47,957	59,861	–	53,630	51,947	–
Other instruments that could involve a transfer of resources or of obligations between the Company and the related party(*)	2,568,681	115,354	–	2,395,124	78,484	–
Services received	1,531	–	–	185	–	–
Services rendered	63	–	–	–	–	–
Loans	514,822	–	–	347,176	–	–
Other financing agreements	–	–	–	60,000	–	–
Finance leases	7,185	–	–	7,185	–	–
Contributions to pension plans and	603	–		–
life insurance policies	–	–	–	2,399	–	–
Other	107	–	–	7,168	–	–

	3,153,945	176,671	–	2,874,823	130,506	–

(*)	Including, inter alia, deposits, debt derivatives, promissory notes, current accounts, etc.

(**)	Significant Shareholder since 27 June 2006.

Transactions of other IBERDROLA Group companies with significant shareholders

The most noteworthy transactions in 2006 and 2005 were as follows:

	Thousands of euros
	2006			2005
	Significant Shareholder
	Banco Bilbao Vizcaya Argentaria	Bilbao Bizkaia Kutxa	ACS Group	Banco Bilbao Vizcaya Argentaria	Bilbao Bizkaia Kutxa	ACS Group (**)
Type of transaction
Interest paid	67,760	270	–	42,494	369	–
Accrued interest receivable	235	–	–	–	3	–
Interest charged	4,204	56	–	4,522	31	–
Accrued interest payable	2,663	61	–	5,490	48	–
Other instruments that could involve a transfer of resources or of obligations between the Company and the related party(*)	731,434	293,600	–	1,474,637	4,522	–
Services received	–	–	45,344	–	–	–
Services rendered	–	–	282	–	–	–
Loans	376,464	6,138	–	472,923	11,275	–
Sales of property, plant and equipment	31,824	–	–	–	–	–
Bond Issuance	18,208	–	–	–	–	–
Credit facility	1,370	–	–	–	–	–
Goods purchased	–	–	1,608	–	–	–
Other	–	–	–	23,500	–	–

	1,234,162	300,125	47,234	2,023,566	16,248	–

(*)	Including, inter alia, deposits, debt derivatives, promissory notes, current accounts, etc.

(**)	Significant Shareholder since 27 June 2006.

Transactions with associates

The detail of the transactions with associates which are related parties and which have not been eliminated on consolidation (see Note 2.b), is as follows:

	Thousands of euros
	2006					2005
	Purchases of assets	Amounts owed to related parties	Amounts owed by related parties	Sales and services provided	Services received	Purchases of assets	Amounts owed to related parties	Amounts owed by related parties	Sales and services provided	Services received
Gamesa Corporación Tecnológica, S.A.	379,468	37,740	50	106	13,034	243,411	43,000	11,734	108	28,554
Amara, S.A.U.	10,753	–	31,465	2,022	9,956	6,940	–	–	–	6,425
Anselmo León, S.A.	–	6,681	–	1,189	109	–	–	–	–	1,361
Tecnatom, S.A.	–	–	–	–	–	260	–	–	–	4,035
Other	–	5,116	13,146	13,802	4,124	3,520	–	–	–	3,535

	390,221	49,537	44,661	17,119	27,223	254,131	43,000	11,734	108	43,910

In 2006, the IBERDROLA Group reached an agreement with Gamesa Eólica, S.A. for the supply of wind turbines by which the Gamesa Group will supply the IBERDROLA Group wind turbines with total capacity of 2,700 MW valued at over EUR 2,300 million between 2007 and 2009 for installation in Spain, the rest of Europe, Mexico and the US. The contract extends to assembly and operational start-up as well as operating and maintenance services during the guarantee period.

Also in 2006, the IBERDROLA Group signed a purchase agreement with Gamesa Energía, S.A. (a subsidiary of Gamesa Corporación Tecnológica, S.A.), for the acquisition of wind farms located in the US with capacity of approximately 1,000 MW, the value of which is expected to range between 700 and 1,100 million US dollars, depending on the total capacity actually acquired and on production.

In October 2005 the IBERDROLA Group reached an agreement with Gamesa Energía, S.A. for the acquisition of certain wind-powered facilities with an installed capacity of 700 MW. These acquisitions will take place in the period from 2006 to 2009 for an amount of approximately EUR 900,000 thousand. The acquisition period may be extended to 2012.

At 31 December 2006 and 2005, the IBERDROLA Group companies had provided the following guarantees to the related parties indicated in the following table:

	Thousands of euros
Related Parties	2006	2005
Banco Bilbao Vizcaya Argentaria	1,398,557	311,499
Bilbao Bizkaia Kutxa	35,040	–

	1,433,597	311,499

Transactions with directors and senior executives

In addition to the remuneration earned in 2006 and 2005, senior executives also received dividends and other profit distributions amounting to EUR 15,653 thousand and EUR 11,647 thousand, respectively.

Also, transactions in 2006 and 2005 amounting to EUR 37,098 thousand and EUR 1,596 thousand, respectively, were carried out with Corporación Eólica Cesa, S.A., in which the director Juan Luis Arregui Ciársolo was Chairman of the Board in 2006 and 2005, and transactions amounting to EUR 119 thousand and EUR 86 thousand, respectively, were carried out with Turkish firm DAS Engineering & Energy Investments, Inc., in which a brother of the director Lucas María de Oriol López-Montenegro was a Board member, as a result of an agreement entered into with the Company to provide services for the development of energy businesses in Turkey.

45.    Financial position and events after 31 December 2006

In order to finance its investments planned for 2007 and to fund the cash needs arising from its financial position at 31 December 2006, the IBERDROLA Group will need to obtain new funding of approximately EUR 13,876,612 thousand. Of this amount, EUR 11,846,612 thousand correspond to financing needs in connection with the acquisition of Scottish Power, Plc. (see Note 46).

As indicated in Note 23 and taking into consideration the amounts described in Note 46, at 31 December 2006, the IBERDROLA Group had approximately EUR 15,618,355 thousand of unused loans and credit facilities, of which EUR 11,846,612 thousand related to a bridge loan to fund the acquisition of Scottish Power, Plc. and EUR 483,591 thousand was earmarked to refinance the Group’s Mexican companies’ bank borrowings, leaving EUR 3,288,152 thousand available to meet the rest of the IBERDROLA Group’s financing requirements.

This figure, together with EUR 250,000 thousand of loans and debt issuances contracted after year-end and prior to the preparation of these consolidated financial statements, guarantee that the Group’s cash needs for 2007 will be fully covered.

The consolidated balance sheets of IBERDROLA at 31 December 2006 and 2005 showed negative working capital. This is not an issue due to the nature of the Group’s operating activities and its short collection period for customers.

46.    Takeover bid for Scottish Power, Plc.

On 27 November 2006, the Boards of IBERDROLA and Scottish Power, Plc. (hereinafter, “SCOTTISH POWER”), a UK energy generator and distributor, reached agreement on the terms of a takeover agreement by which IBERDROLA, directly or via a wholly owned subsidiary, will acquire the shares of SCOTTISH POWER. The Board of Directors of SCOTTISH POWER voted unanimously in favour of the transaction.

By virtue of the aforementioned agreement, IBERDROLA will acquire all the outstanding ordinary shares of SCOTTISH POWER, including those issued as a result of the potential exercise of the conversion rights on SCOTTISH POWER Convertible Bonds, in exchange for a combination of cash and new IBERDROLA shares to be received by shareholders of SCOTTISH POWER and SCOTTISH POWER ADS holders pursuant to the following exchange ratio:

•	For every SCOTTISH POWER share, 400 pence sterling and 0.1646 new IBERDROLA shares.

•	For every SCOTTISH POWER ADS, 1,600 pence sterling and 0.6584 new IBERDROLA shares.

In addition, SCOTTISH POWER will declare an extraordinary dividend of 12 pence sterling for every SCOTTISH POWER share and 48 pence sterling for every SCOTTISH POWER ADS tendered in the bid.

The transaction values each SCOTTISH POWER share at 777 pence sterling and its ordinary share capital at approximately 11,600 million pounds sterling (based on calculations made on 27 November 2006).

The portion of the deal funded with cash will be financed with bank loans. The IBERDROLA Group has obtained firm financing commitments totalling 7,955 million pounds sterling (EUR 11,738 million based on calculations made on 27 November 2006) from ABN Amro Bank NV, Barclays Capital and The Royal Bank Of Scotland to finance the cash component of the bid and to refinance certain elements of SCOTTISH POWER’s existing borrowings.

IBERDROLA believes the transaction will give rise to:

•	The third largest energy group in Europe.

•	Installed generation capacity at the resulting newco of 36,603 MW with 21.4 million points of supply based on figures at 30 September 2006.

•	5,700 MW of installed wind generation capacity and 333 MW of mini hydro generation capacity, making the resulting newco the largest global player in renewable energies.

•	Annual savings before tax and capital expenditure of at least of 88 million pounds sterling and average capex savings of an estimated 30 million pounds sterling.

The transaction schedule contemplates that the acquisition will be approved at the General Shareholders’ Meetings of IBERDROLA and SCOTTISH POWER by the end of March 2007 and for the deal to close at the end of April 2007.

47.    Fees for services provided by auditors

In 2006 fees paid to the various companies forming part of Ernst & Young worldwide, to which Ernst & Young, S.L. (the auditors of the IBERDROLA Group) belongs, amounted to EUR 3,872 thousand. In 2005, fees paid to the various companies forming part of Deloitte worldwide, to which Deloitte, S.L. (the auditors of the IBERDROLA Group in 2005) belongs, amounted to EUR 3,361 thousand.

The detail of these amounts is as follows:

	Thousands of euros
	2006	2005
Audit of financial statements	3,218	2,606
Other audit related services	166	517
Other services	488	238

	3,872	3,361

Fees paid to other auditors in 2006 and 2005 amounted to EUR 2,510 thousand and EUR 839 thousand, respectively:

	Thousands of euros
	2006	2005
Audit of financial statements	742	741
Other audit related services	857	18
Other services	911	80

	2,510	839

48.    Earnings per share

The reconciliation at 31 December 2006 and 2005, of the weighted average number of ordinary shares used in the calculation of earnings per share (see Note 4.ad) is as follows:

	2006	2005
Shares outstanding at end of year	901,549,181	901,549,181
Average number of treasury shares held	(487,206)	(561,129)

Average number of shares outstanding excluding average number of treasury shares held	901,061,975	900,988,052

The basic earnings per share relating to 2006 and 2005 were as follows:

	12.31.06	12.31.05
Net profit for the year (thousands of euros)	1,660,256	1,382,049
Average number of shares outstanding	901,061,975	900,988,052

Basic earnings per share (euros)	1,843	1,534

At 31 December 2006 and 2005, IBERDROLA, S.A., the Parent of the IBERDROLA Group, had not issued financial instruments or other contracts that entitle the holder thereof to receive ordinary shares of the Company. Consequently, the diluted earnings per share coincide with the basic earnings per share.

49.    Preparation of the consolidated financial statements

The consolidated financial statements for the year ended 31 December 2006, were formally prepared by the directors of IBERDROLA on February 20, 2007.

50.    Explanation added for translation to English

These consolidated financial statements are presented on the basis of IFRSs, as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

Appendix

Information relating to Iberdrola’s subsidiaries, multigroup companies, associates and investees

Set forth below is the detail of the proportion of direct or indirect ownership that IBERDROLA, S.A. holds in its subsidiaries. The proportion of decision-making votes in the bodies of these companies controlled by Iberdrola corresponds basically with the proportion of ownership.

A. Companies in which Iberdrola owns a majority holding or effectively controls the company fully consolidated in 2006 and 2005:

	Proportion of direct or indirect ownership
Company	Location	Line of business	12.31.06	12.31.05	Auditor
Iberdrola International, B.V.	Netherlands	Finance	100.00	100.00	Ernst & Young
Iberdrola Distribución Eléctrica, S.A.U.	Vizcaya	Energy	100.00	100.00	Ernst & Young
Eléctrica Conquense, S.A. and subsidiaries	Madrid	Energy	53.59	53.59	Ernst & Young
Iberdrola Inmobiliaria Subgroup	Madrid	Real estate	100.00	100.00	PWC
Iberdrola Distribución de Gas, S.A.U.	Valencia	Gas	100.00	100.00	Ernst & Young
Iberdrola Infraestructuras Gasistas, S.L.	Madrid	Gas	100.00	100.00	Ernst & Young
Iberdrola II Comercializaçao Energia, Ltda.	Portugal	Services	100.00	100.00	-
NEO – SKY 2002, S.A.	Madrid	Telecommunications	94.29	94.29	Ernst & Young
Iberdrola Finanzas, S.A.U.	Vizcaya	Finance	100.00	100.00	Ernst & Young
Iberdrola Inversiones 2010, S.A.U.	Vizcaya	Holding	100.00	100.00	-
Productos y Servicios del Confort, S.A.U.	Vizcaya	Services	100.00	100.00	-
Iberdrola Portugal Electricidade e Gas, S.A.	Portugal	Energy and gas	100.00	100.00	Ernst & Young
Iberdrola Participaçoes SGPS, S.A.	Portugal	Holding	100.00	100.00	Ernst & Young
Iberdrola Reinsurance, S.A.	Luxemburg	Insurance	100.00	100.00	Ernst & Young
Factor Energía, S.A.	Barcelona	Sales	57.50	57.50	Others
Iberdrola Generación Subgroup
Iberdrola Generación, S.A.U.	Vizcaya	Energy	100.00	100.00	Ernst & Young
Iberduero, S.L.U.	Vizcaya	Energy	100.00	100.00	-
Fuerzas Eléctricas de Navarra, S.A.	Navarra	Energy	100.00	100.00	Ernst & Young
Hidroeléctrica Ibérica, S.L.U.	Vizcaya	Energy	100.00	100.00	Ernst & Young
Iberdrola Operación y Mantenimiento, S.A.U.	Madrid	Services	100.00	100.00	Ernst & Young
Energyworks Cartagena, S.L.	Murcia	Energy	99.00	99.00	Ernst & Young
Energyworks Villarrobledo, S.L.	Albacete	Energy	99.00	99.00	Ernst & Young
Energyworks Aranda, S.L.	Valladolid	Energy	99.00	99.00	Ernst & Young
Energyworks Carballo, S.L.	La Coruña	Energy	99.00	99.00	Ernst & Young
Energyworks San Millán, S.L.	León	Energy	90.00	90.00	Ernst & Young
Energyworks Milagros, S.L.	Burgos	Energy	72.81	72.81	Ernst & Young
Iberdrola Cogeneración, S.L.U.	Madrid	Holding	100.00	100.00	Ernst & Young
Energyworks Fonz, S.L.	Huesca	Energy	77.18	77.18	Ernst & Young
Energyworks Monzón, S.L.	Huesca	Energy	80.68	80.68	Ernst & Young
Energyworks Vit-Vall, S.L.	Alava	Energy	99.00	99.00	Ernst & Young
Iberdrola Energía Subgroup
Iberdrola Energía, S.A.U.	Madrid	Holding	100.00	100.00	Ernst & Young
Iberdrola Investimentos, S.U.L.	Portugal	Holding	100.00	100.00	–
Iberdrola Energía do Brasil, Ltda.	Brazil	Holding	99.99	99.99	Ernst & Young
Iberdrola Energía Monterrey, S.A. de C.V.	Mexico	Energy	99.99	99.99	Ernst & Young
Iberoamericana de Energía Ibener, S.A.	Chile	Energy	94.74	94.74	Ernst & Young
Iberdrola México, S.A. de C.V.	Mexico	Holding	99.99	99.99	Ernst & Young

	Proportion of direct or indirect ownership
Company	Location	Line of business	12.31.06	12.31.05	Auditor
Gestión Empresas Eléctricas, S.A.	Guatemala	Services	99.99	99.99	Deloitte
Enertek, S.A. de C.V.	Mexico	Energy	99.99	99.99	Ernst & Young
Iberdrola Energía Altamira, S.A. de C.V.	Mexico	Energy	99.99	99.99	Ernst & Young
Iberdrola Energía del Golfo, S.A. de C.V.	Mexico	Energy	99.99	99.99	Ernst & Young
Servicios de Operación Altamira, S.A. de C.V.	Mexico	Services	99.99	99.99	Ernst & Young
Servicios de Operación La Laguna, S.A. de C.V.	Mexico	Services	99.99	99.99	Ernst & Young
Cinergy, S.R.L. de C.V.	Mexico	Services	99.99	99.99	Ernst & Young
Servicios Industriales y Administrativos del Noreste, S.R.L. de C.V.	Mexico	Services	51.12	51.12	Ernst & Young
Iberdrola Energía Altamira de Servicios, S.A. de C.V.	Mexico	Services	99.99	99.99	Ernst & Young
Iberdrola Servicios Monterrey, S.A. de C.V.	Mexico	Services	99.99	99.99	Ernst & Young
Iberdrola Energía Tamazunchale, S.A. de C.V.	Mexico	Energy	99.99	99.99	Ernst & Young
Iberdrola de Inversiones, S.R.L. de C.V.	Bolivia	Holding	99.99	99.99	Ernst & Young
Electricidad de Veracruz, S.A. de C.V.	Mexico	Energy	99.99	99.99	Ernst & Young
Electricidad de Veracruz II, S.A. de C.V.	Mexico	Energy	99.99	99.99	Ernst & Young
Iberdrola Energía La Laguna, S.A. de C.V.	Mexico	Energy	99.99	99.99	Ernst & Young
Capuava Energy, Ltda.	Brazil	Energy	99.99	99.99	Ernst & Young
Energyworks do Brasil, Ltda.	Brazil	Energy	99.99	99.99	Ernst & Young
Parques Ecológicos de México, S.A. de C.V.	Mexico	Energy	99.95	97.96	Ernst & Young
Iberdrola Servicios de Capacitación, S.A.	Mexico	Energy	99.99	99.99	Ernst & Young
Iberaguas, Ltda.	Chile	Holding	99.80	99.80	–
Iberdrola Energía Chile, Ltda.	Chile	Holding	99.90	99.90	Ernst & Young
Iberdrola Energías Renovables Subgroup
Iberdrola Energ. Rinnovabili, S.P.A.	Italy	Energy	100.00	100.00	–
Iberdrola Renewable Energies of UK Limited	UK	Energy	100.00	100.00	Ernst & Young
Higher Darracott Moor Wind Farm Ltd.	UK	Energy	100.00	–	–
Aeolia Produçao de Energía, S.A.	Portugal	Energy	78.00	78.00	Ernst &Y oung
Iberdrola Energies Renouveables, S.A.S.	France	Energy	100.00	100.00	Ernst & Young
Perfect Wind Subgroup	France	Energy	100.00	–	–
Parc Eolien La Nourais, S.A.S.	France	Energy	100.00	–	–
Iberdrola Regenerat Energien, GMBH	Germany	Energy	100.00	100.00	–
Energías Renováveis do Brasil, Ltda.	Brazil	Energy	100.00	100.00	Ernst & Young
Iberdrola Energías Renováveis, S.A.	Portugal	Energy	100.00	100.00	Ernst & Young
Metal Industry of Arcadia C. Rokas, S.A.(*)	Greece	Energy	49.90	49.90	Ernst & Young
Iberdrola Energía Odnawialna Spo3ka z Ograniczon Odpowiedzialnocecil	Poland	Energy	100.00	100.00	–
Iberdrola Energías Renovables, S.A.U. (Former Iberdrola Energias Renovables II, S.A.U)	Madrid	Energy	100.00	100.00	Ernst & Young
Iberenova Promociones, S.A.U.	Madrid	Energy	100.00	100.00	Ernst & Young
Ciener, S.A.U.	Vizcaya	Energy	100.00	100.00	Ernst & Young
Energía I Vent, S.A.	Barcelona	Energy	90.00	90.00	Ernst & Young
Iberdrola Energías Renovables de Galicia, S.A.U.	Orense	Energy	100.00	100.00	Ernst & Young
Iberdrola Energías Renovables de Castilla-La Mancha, S.A.U.	Toledo	Energy	100.00	100.00	Ernst & Young
Minicentrales del Tajo, S.A.	Madrid	Energy	66.58	66.58	Ernst & Young
Biovent Energía, S.A.	Valladolid	Energy	85.00	85.00	Ernst & Young
Iberdrola Energías Renovables de Andalucía, S.A.U.	Sevilla	Energy	100.00	100.00	Ernst & Young

(*)	Listed on the Athens (Greece) stock exchange.

	Proportion of direct or indirect ownership
Company	Location	Line of business	12.31.06	12.31.05	Auditor
Iberdrola Energías Renovables de Aragón, S.A.U.	Zaragoza	Energy	100.00	100.00	Ernst & Young
Sociedad Gestora de Parques Eólicos Campo de Gibraltar, S.A.	Málaga	Energy	55.00	55.00	Ernst & Young
Sociedad Gestora de Parques Eólicos de Andalucía, S.A.	Málaga	Energy	55.00	55.00	Ernst & Young
Biovent Holding, S.A.	Valladolid	Energy	85.00	85.00	Ernst & Young
Sistemas Energéticos Chandrexa, S.A.	Orense	Energy	96.07	96.07	Ernst & Young
Sistemas Energéticos Mas Garullo, S.A.	Zaragoza	Energy	51.00	51.00	Ernst & Young
Sistemas Energéticos La Muela, S.A.	Zaragoza	Energy	50.00	50.00	Ernst & Young
Sistemas Energéticos del Moncayo, S.A.	Soria	Energy	75.00	75.00	Ernst & Young
Sistemas Energéticos Torralba, S.A.	Zaragoza	Energy	60.00	60.00	Ernst & Young
Eme Dólar Uno, S.L.U.	Sevilla	Energy	100.00	100.00	Ernst & Young
Eme Hueneja Tres, S.L.U.	Sevilla	Energy	100.00	100.00	Ernst & Young
Eme Dólar Tres, S.L.U.	Sevilla	Energy	100.00	100.00	Ernst & Young
Eme Ferreira Dos, S.L.U.	Sevilla	Energy	100.00	100.00	Ernst & Young
Global Solar Energy, S.A.	Murcia	Energy	90.00	–	Ernst & Young
Producciones Energéticas de Castilla y León, S.A.	Valladolid	Energy	76.50	–	Ernst & Young
Windfarm Wirfus, GMBH	Germany	Energy	100.00	–	–
EBV Windpark 23, GMBH	Germany	Energy	100.00	–	–
Rastenberg, GMBH	Germany	Energy	100.00	–	–
Energía Wiatrowa Karscino S.P. ZOO EWK	Poland	Energy	100.00	–	–
Iberdrola Renewable Energies Usa Limited	U.S.A.	Energy	100.00	–	Ernst & Young
Community Energy Subgroup	U.S.A.	Energy	100.00	–	Ernst & Young
Electra Sierra de San Pedro, S.A.	Cáceres	Energy	80.00	–	–
Sistema Energéticos Los Campillos, S.A.U.	Valladolid	Energy	100.00	–	–
Ousauhing Raisner, AS	Estonia	Energy	80.00	–	–
Iberdrola Energía Marinas de Cantabria, S.A.	Cantabria	Energy	60.00	–	–
Energías Eólicas de Cuenca, S.A.	Cuenca	Energy	62.50	62.50	–
Energiaki Alogorachis, S.A.	Greece	Energy	100.00	–	–
Iberdrola Regenerat Energien Verwaltungs, Gmbh	Germany	Energy	100.00	–	–
Windpark Jülicher Land	Germany	Energy	100.00	–	–
EC Energoconsult Mernökszolgalati, I.E.K.	Hungary	Energy	100.00	–	–
Somozas Energías y Recursos Medioambientales, S.A.	La Coruña	Energy	90.00	–	–
Iberdrola Ingeniería y Construcción Subgroup
Iberdrola Ingeniería y Construcción, S.A.U.	Vizcaya	Engineering	100.00	100.00	Ernst & Young
Iberdrola Ingeniería y Consultoría Servicios, S.A.U.	Madrid	Engineering	100.00	100.00	Ernst & Young
Iberdrola Consultoría e Serviços do Brasil, Ltda.	Brazil	Engineering	100.00	100.00	Ernst & Young
Iberdrola Ingeniería y Consultoría México, S.A. de C.V.	Mexico	Engineering	99.99	99.99	Ernst & Young
Enermón S.A. de C.V	Mexico	Engineering	99.99	99.99	Ernst & Young
Sublin 2, S.A. de C.V.	Mexico	Engineering	100.00	100.00	Ernst & Young
Iberdrola Engineering and Construction Poland, sp	Poland	Engineering	100.00	–	–
Iberdrola Ingeniería y Construcción Venezuela, S.A.	Venezuela	Engineering	99.81	–	–
Iberinco Hellas Techniki kai Kataskevastiki EPE	Greece	Engineering	100.00	–	–
Iberdrola Engineering and Construction Germany GmbH	Germany	Engineering	100.00	–	–
Iberdrola Ingeniería y Construcción UK Ltd.	England	Engineering	100.00	–	–
Iberdrola Inzhiniring i Stroiteirvo LLC	Russia	Engineering	100.00	–	–

B. Multigroup companies proportionally consolidated in 2006 and 2005:

			Proportion of direct or indirect ownership		Auditor
Company	Location	Line of business	12.31.06	12.31.05
Corporación IBV Group	Vizcaya	Holding	50.00	50.00	Deloitte
Bahía de Bizkaia Gas, S.L.	Vizcaya	Energy	25.00	25.00	Deloitte
Iniciativas del Gas, S.L.	Madrid	Gas	60.00	60.00	–
Planta de Regasificación de Sagunto, S.A.	Valencia	Gas	30.00	30.00	Deloitte
Infraestructuras Gasistas de Navarra, S.A.	Navarra	Gas	50.00	50.00	KPMG
Torre Iberdrola, A.I.E.	Vizcaya	Real estate	50.00	50.00	–
Iberdrola Generación Subgroup
Nuclenor, S.A.	Cantabria	Energy	50.00	50.00	Deloitte
Centrales Nucleares Almaraz – Trillo, A.I.E.	Madrid	Energy	51.41	51.41	Deloitte
Asociación Nuclear Ascó-Vandellós II, A.I.E.	Barcelona	Energy	14.59	14.59	Deloitte
Bahía de Bizkaia Electricidad, S.L.	Vizcaya	Energy	25.00	25.00	Deloitte
Tarragona Power Subgroup	Tarragona	Energy	50.00	50.00	Ernst & Young
Cogeneración Gequisa, S.A.	Álava	Energy	50.00	50.00	PwC
Italcogeneración, S.A.	Castellón	Energy	50.00	50.00	Others
Azuvi Cogeneración, S.A.	Castellón	Energy	50.00	50.00	Deloitte
Cogeneración Tierra Atomizada, S.A.	Castellón	Energy	50.00	50.00	Others
S.E.D.A. Cogeneración, S.A.	Palencia	Energy	50.00	50.00	Ernst & Young
Genfibre, S.A.	Burgos	Energy	50.00	50.00	PwC
Enercrisa, S.A.	Madrid	Energy	50.00	50.00	KPMG
Hispagen, S.A.	Burgos	Energy	50.00	50.00	Others
Intermalta Energía, S.A.	Navarra	Energy	50.00	50.00	Ernst & Young
Cofrusa Cogeneración, S.A.	Murcia	Energy	50.00	50.00	Others
Energía Portátil de Cogeneración, S.A.	Guipúzcoa	Energy	50.00	50.00	Others
Tirme, S.A.	Mallorca	Energy	20.00	20.00	Deloitte
Zirconio Cogeneración, S.A.	Castellón	Energy	50.00	50.00	Others
Navidul Cogeneración, S.A.	Madrid	Energy	55.00	55.00	Ernst & Young
Peninsular de Cogeneración, S.A.	Madrid	Energy	50.00	50.00	KPMG
Fudepor, S.L.	Murcia	Energy	50.00	50.00	Others
Iberdrola Energía Subgroup
Distribuidora Eléctrica Centroamericana II, S.A.	Guatemala	Energy	49.00	49.00	Ernst & Young
Empresa Eléctrica de Guatemala, S.A.	Guatemala	Energy	39.63	39.63	Ernst & Young
Comercializadora Eléctrica de Guatemala, S.A.	Guatemala	Energy	39.63	39.63	Ernst & Young
Transportista Eléctrica Centroamericana, S.A.	Guatemala	Energy	39.63	39.63	Ernst & Young
Almacenaje y Manejo de Materiales Eléctricos, S.A.	Guatemala	Services	48.97	48.97	Ernst & Young
Inmobiliaria y Desarrolladora Empresarial de América, S.A.	Guatemala	Energy	39.63	–	Ernst & Young
Inversiones Eléctricas Centroamericanas, S.A.	Guatemala	Holding	39.63	39.63	Deloitte
Neoenergía, S.A.	Brazil	Holding-Energy	39.00	39.00	Deloitte
Companhia de Eletricidade do Estado do Bahia, S.A.	Brazil	Energy	42.76	42.76	Deloitte
Companhia Energética do Rio Grande do Norte, S.A.	Brazil	Energy	39.95	39.95	Deloitte
Companhia de Eletricidade do Pernambuco, S.A.	Brazil	Energy	34.96	34.78	Deloitte
Garter Properties, Inc.	Brazil	Finance	42.76	42.76	Deloitte
Itapebí Geraçao de Energía, S.A.	Brazil	Energy	38.98	38.98	Deloitte
Termopernambuco, S.A.	Brazil	Energy	39.00	39.00	Deloitte
Afluente Geraçao e Transmissao de Energia Eletrica, S.A.	Brazil	Energy	42.76	42.76	Deloitte
Navega.com Group	Guatemala	Telecom.	26.95	26.95	PwC

	Location	Line of business	Proportion of direct or indirect ownership		Auditor
Company			12.31.06	12.31.05
Geraçao CIII, S.A.	Brazil	Energy	39.04	–	Deloitte
Baguari-Uhe	Brazil	Services	39.00	–	Deloitte
Goias Sul PCH	Brazil	Services	39.00	–	Deloitte
Iberdrola Energías Renovables Subgroup
Iberdrola Energías Renovables de la Rioja, S.A.	La Rioja	Energy	63.55	100.00	Ernst & Young
Eólicas de Euskadi, S.A.	Vizcaya	Energy	50.00	50.00	Attest
Molinos del Cidacos, S.A.	La Rioja	Energy	31.78	25.00	Ernst & Young
Desarrollo de Energías Renovables de La Rioja, S.A.	La Rioja	Energy	40.51	36.25	Ernst & Young
Energías Renovables de la Región de Murcia, S.A.	Murcia	Energy	50.00	50.00	Ernst & Young
Molinos de La Rioja, S.A.	La Rioja	Energy	42.37	33.33	Ernst & Young
Eólicas de Campollano, S.A.	Madrid	Energy	25.00	25.00	KPMG
Ecobarcial, S.A.	Zamora	Energy	39.02	–	Ernst & Young
Electra de Malvana, S.A.	Cáceres	Energy	48.00	–	–
Electra de Montachez, S.A.	Cáceres	Energy	40.00	–	–
Sistema Eléctrico de Conexión Huenéja, S.L.	Granada	Energy	41.80	–	–
Parque Eólico Cruz del Carrutero, S.L.	Valladolid	Energy	54.40	–	–
Parque Eólico Fuente Salada, S.L.	Valladolid	Energy	68.00	–	–
Parque Eólico Los Collados, S.L.	Valladolid	Energy	68.00	–	–
Saltos del Belmontejo, S.A.	Cuenca	Energy	24.84	24.84	Ernst & Young
Electra de Layna, S.A.	Valladolid	Energy	42.50	42.50	–
Eólicas de La Rioja, S.A.	La Rioja	Energy	63.55	72.50	Ernst & Young
Aerocastilla, S.A.	Valladolid	Energy	51.00	51.00	–
Generación de Energía Eólica, S.A.	Valladolid	Energy	51.00	51.00	–
Vientos de Castilla y León, S.A.	Valladolid	Energy	51.00	51.00	–
Eólicas Fuente Isabel, S.A.	Valladolid	Energy	51.00	51.00	–
Productora de Energía Eólica, S.A.	Valladolid	Energy	50.92	50.92	–
Energías de Castilla y León, S.A.	Valladolid	Energy	76.50	76.50	Ernst &Young
Energía Global Castellana, S.A.	Valladolid	Energy	51.00	51.00	Ernst &Young
Peache Energías Renovables, S.A.	Valladolid	Energy	51.00	51.00	–
Villardefrades Eólica, S.L.	Valladolid	Energy	68.00	68.00	–

C. Companies over which Iberdrola exercises control accounted for by the equity method in 2006 and 2005 due to the immateriality of these investments in relation to presenting a true and fair view of the Iberdrola group:

	Location	Line of business	Proportion of direct or indirect ownership		Auditor
Company			12.31.06	12.31.05
Anselmo León Subgroup	Valladolid	Energy	100.00	100.00	Ernst & Young
Hidroeléctrica San Cipriano de Rueda, S.L.	Valladolid	Energy	100.00	100.00	Ernst & Young
Herederos María Alonso Calzada, S.L.	Valladolid	Energy	100.00	100.00	Ernst & Young
Vector M, S.A.U.	Vizcaya	Marketing	100.00	100.00	–
Energyworks Venezuela, S.A.	Venezuela	Energy	100.00	100.00	–
Distribuidora de Electricidad de Elorrio, S.A.	Vizcaya	Energy	96.86	96.44	Ernst & Young
Amara Subgroup	Madrid	Services	100.00	100.00	PWC
Investigación y Desarrollo de Equipos Avanzados, S.A.U.	Madrid	Telemarketing	100.00	100.00	–
Empresa Eléctrica del Cabriel, S.A.	Albacete	Energy	100.00	–	–
Iberdrola Energía Subgroup
Iberbolivia de Inversiones, S.A.	Bolivia	Holding	63.39	63.39	Ernst & Young
Empresa de Luz y Fuerza Eléctrica de Oruro, S.A.	Bolivia	Energy	58.85	58.85	Ernst & Young
Electricidad de La Paz, S.A.	Bolivia	Energy	56.77	56.77	Ernst & Young
Compañía Administradora de Empresas – Bolivia, S.A.	Bolivia	Services	59.26	59.26	Ernst & Young
Empresa de Servicios, S.A.	Bolivia	Energy	55.73	54.49	Ernst & Young
Empresa de Servicios Sanitarios de Los Lagos, S.A.	Chile	Water	50.90	50.90	PwC

D. Associates accounted for by the equity method in 2006 and 2005:

			Proportion of direct or indirect ownership
Company	Location	Line of business	12.31.06	12.31.05
Euskaltel, S.A.	Vizcaya	Telecomunications	11.14	11.14	(*)
Gamesa Corporación Tecnológica, S.A.	Álava	Holding	24.39	18.89
Veo Televisión, S.A.	Madrid	Services	20.00	20.00
Iberdrola Energía Subgroup
Credieegsa, S.A.	Guatemala	Energy	39.63	39.63
Enérgica, S.A.	Guatemala	Energy	39.63	39.63
NC Energía, S.A. Subgroup	Brazil	Energy	39.63	–
Termoaçu, S.A.	Brazil	Energy	14.65	23.60
Sistemas de Administración y Servicios, S.A. de C.V.	Mexico	Energy	13.00	13.00
Gas Natural México, S.A. de C.V.	Mexico	Energy	13.25	13.25
Iberdrola Energía Renovables Subgroup
Sotavento Galicia, S.A.	La Coruña	Energy	8.00	8.00
Iberdrola Ingeniería y Construcción Subgroup
Ghesa, Ingeniería y Tecnología, S.A.	Madrid	Engineering	41.18	41.18
Empresarios Agrupados Internacional, S.A.	Madrid	Engineering	25.46	25.46
Empresarios Agrupados, A.I.E.	Madrid	Engineering	25.46	25.46
Keytech Sistemas, S.A.	Madrid	Engineering	37.00	37.00

(*)	See Note 11.b

E. Most representative group companies and associates and investees in which Iberdrola holds a proportion of share capital of more than 3%, classified as unrestricted investments for sale in 2006 and 2005

	2005		Proportion of direct or indirect ownership
Company	Location	Line of business	12.31.06	12.31.05
Red Eléctrica de España, S.A.	Madrid	Energy	3.00	3.00
Energías de Portugal, S.A.	Portugal	Energy	9.50	5.70
Galp, S.A.	Portugal	Energy	4.00	4.00
Eutilia, S.A.	Netherlands	Telecommunications	8.50	8.50
Ocoval, A.I.E.	Valencia	Services	14.28	14.28
Inkolan, A.I.E.	Vizcaya	Services	14.28	14.28
Inversiones Financieras Perseo, S.L.	Vizcaya	Holding	100.00	100.00
Equip Renda, S.A.	Barcelona	Finance	96.97	96.97
Unesa	Madrid	Energy	35.00	35.00
Corporación Empresarial de Extremadura, S.A.	Extremadura	Business promotion	25.58	25.58
Ciudad Real Aeropuertos, S.L.	Ciudad Real	Services	9.22	9.22
Gas Nostrum, S.A.U.	Madrid	Gas	100.00	100.00
Medgaz, S.A.	Madrid	Gas	15.79	12.00
Desafío Español 2007, S.A.	Madrid	Sales	26.00	26.00
Hidrola I, S.L.U.	Madrid	Energy	100.00	100.00
Hidroeléctrica Española, S.L.U.	Madrid	Energy	100.00	100.00
Cartera Park, S.A.	Valencia	Energy	100.00	100.00
Korinthos Power, S.A.	Greece	Energy	70.00	–
Refinería Balboa, S.A.	Badajoz	Energy	10.00	–
Iberdrola Generación Subgroup
Elcogás, S.A.	Madrid	Energy	11.96	11.96
Tecnatom, S.A.	Madrid	Energy	30.00	30.00
Desarrollo Tecnológico Nuclear, S.L.	Madrid	Services	43.45	43.45

F. Group companies at 31 December 2005, which in 2006 were excluded from consolidation because they were liquidated:

	2005		Proportion of direct or indirect ownership
Company	Location	Line of business	12.31.06	12.31.05
Pamesa Cogeneración, S.A.	Castellón	Energy	–	50.00
Eólicas de Sisante, S.A.	Toledo	Energy	–	50.00
Sublin I, S.A. de C.V.	Mexico	Engineering	–	100.00

CONSOLIDATED MANAGEMENT REPORT FOR 2006

Significant facts from fiscal year 2006

Key performance indicators from the income statement

Net Income grew 20.1% during fiscal year 2006, to EUR 1,660.3 million, thanks mainly to an increase in production. Operating Income shows a notable change, both with regards to gross (EBITDA +15.2%) and net (EBIT +17.3%) income, despite recording EUR 152 million in non-recurring operating expenses for future efficiency improvements, as well as regulatory impacts basically due to RD 3/2006, for a total of EUR 622 million.

•

Domestic Energy Business (other than Renewables): EBITDA increased by 12.6% thanks to the growing contribution of the business of Retailing and Gas, which has allowed for a reduction in the impact of RD 3/2006 on the Distribution business.

•	Renewables: EBITDA increased to EUR 556.6 million, after a 13.2% increase in wind production. 8% of the Gross Margin for the business already comes from activities outside of Spain.

•	International: growth in EBITDA of 27.7%, to EUR 709.6 million, thanks to growth of the business in Mexico and Brazil.

Key performance indicators

In 2006, IBERDROLA reached a new record in the Group’s production, which grew 10.8% to 91,991 GWh, driven by more environmentally-efficient technologies. Furthermore, this increased growth in production was achieved while reducing CO2 emissions by 7.5%. In Spain, emissions decreased by 12.4%, with emission-free production of 65.8% out of a total of 68,348 GWh produced.

•	A 49.2% increase in hydroelectric production, with 80% availability in Spain, while wind production grew 13.2%, to 7,329 GWh (705 GWh international).

•	Nuclear power stations have provided high availability, even taking into account the recharging periods, corresponding to an 8.7% increase in production over 2005.

•	Combined-cycle production increased by 15.8%, while production through more contaminating sources of energy was reduced, -26.7% for coal and -42.4% for fuel-oil.

Financial resources

As result of the active refinancing policy pursued by IBERDROLA, the average age of its debt continues to be around 5 years. Especially significant is the reduction in financial costs that the Company has achieved throughout the fiscal year, 4.41% as of December 2006, which is 14 basis points lower than December 2005, despite rising interest rates.

In this sense, it should be noted that on 15 December 2006, Iberdrola, together with Unión Fenosa and Hidrocantábrico, assigned the right recognized in RD 809/2006, of June 30, corresponding to the revenue deficit from payments for regulated activities from the year 2005. The amount of the right, which was assigned to a group of international banks, was EUR 2,055 million, EUR 1,334 million of which corresponded to Iberdrola.

Regulation in Spain

As to Regulation, the most noteworthy aspects of the regulatory framework in which the company operated during 2006 were:

•	2006 Rate: increased 4.48% on average over 2005. In July, a Royal Decree was published which revised the 2006 rates, producing an increase of 1.38% beginning on July 1.

•	Rate shortfall: there was a new rate shortfall in 2006, with a recovery against the rate for future years being recognized by the Government.

•

Bilateralization: Royal Decree-Law 3/2006, of February 24, provided that energy acquired and sold on the wholesale market by companies within the same business group must be included in physical bilateral contracts. For purposes of recognizing the costs for purchasing energy from distribution companies, the energy subject to inclusion would be provisionally recognized at a price set at 42.35 euros/MWh, much below existing market prices during such times.

•

Mibel: Order ITC/2129/2006, of June 30, provided that distributors must acquire 5% of their energy requirements on the futures market, managed on the Portuguese side by MIBEL, during the second half of 2006. With Order ITC/3990/2006, of December 28, this percentage has increased to 10% for requirements as from the first half of 2007.

Looking to 2007, various regulatory developments have occurred that entail an advance towards the complete liberalization of the industry:

•	The principle of rate sufficiency is recognized through the “ex-ante” acknowledgment of the shortfall, with additive rate methodology.

•	Quarterly revisions are expected beginning on July 1.

•	All references to the CTCs and the results thereof on rates disappear.

•	An increase in compensation for distribution, with a special injection of funds into the activity equal to EUR 500 million, of which 31.75% corresponds to IBERDROLA.

•	The generation price reference that is used is consistent with market values.

•	The use of the real price of energy, together with a reduction in the access rates that caused shortfall (recognized ex-ante), will strengthen retailing.

Main activities to carry out the strategic plan in 2006

In 2006, IBERDROLA placed into operation 2,593 MW of additional capacity over the capacity existing in December 2005, reaching 30,384 MW of total installed capacity. The additions mainly correspond to:

•	Combined cycles, with the start-up of Altamira V in México (1,121 MW) and Escombreras (800 MW) in Spain.

•	Renewable Energy, with the addition of 624 MW during the fiscal year.

Thus, as of December 2006, IBERDROLA reached the installed capacity targets set at the commencement of the 2001-2006 Strategic Plan, after increasing installed capacity by 83% over the capacity it had at the beginning thereof (approximately 16,600 MW). Equilibrium has also been achieved in the mix that was sought: The new combined cycles already have a production similar to hydroelectric facilities, and renewable energy has increased its weight by 12% to reach 15% of the total. Furthermore, the weight of more contaminating technologies has been reduced.

Combined cycle power stations (Spain)

At the end of 2006, Iberdrola’s total capacity at combined cycle power stations in Spain was 4,800 MW (5,600 MW under management), corresponding to 9 power stations. Thus, Iberdrola surpassed by 800 MW the initial target of the 2001-2006 Strategic Plan, having 4,000 MW of combined cycles installed in our country at the end thereof.

In 2006, the Company placed into service the Escombreras combined cycle plant (800 MW), in Cartagena (Murcia), the ninth plant that it has built in Spain since the entry into effect of the 2001-2006 Strategic Plan. This past August 11, the plant achieved base charge, commencing commercial operation thereof on November 20, and contributing to results as from the fourth quarter of the fiscal year.

Hydroelectric and Mini-Hydroelectric Energy

An additional 624 MW (607 hydroelectric and 17 mini-hydroelectric) were installed in 2006. Of this total, 420 MW correspond to Spain and 204 MW to other countries. With this contribution, as of the close of 2006, IBERDROLA had an installed capacity of 4,434 MW (4,102 MW hydroelectric and 332 MW mini-hydroelectric), 16.4% above the capacity existing at the close of 2005, and 434 MW (11%) above the target set in the 2001-2006 Strategic Plan, which confirms the Company’s position as a world leader in this business.

The renewable energy facilities of IBERDROLA are present in thirteen Spanish autonomous communities and seven foreign countries (the United States, Poland, Brazil, France, Portugal, Germany and Greece).

Latin America

Total production in Latin America reached 23,643 GWh, 4,216 GWh more than in 2005 (+21.7%), of which 20,327 GWh correspond to Mexico and 3.316 to South America.

In Mexico, IBERDROLA has confirmed its position as the leading private producer of electricity. The Company already has more than 3,815 MW of installed capacity in this country. The 1,121 MW Altamira V combined cycle plant entered into operation during the fourth quarter of 2006, and the testing period commenced for the Tamazunchale power station in the Mexican state of San Luis Potosí, the largest combined cycle power station to be placed in operation in Mexico, with an installed capacity of 1,135 MW.

In Brazil, during 2006, Neoenergía (39%-owned by Iberdrola) was awarded the concessions to build, maintain and operate the Baguari hydroelectric power station and the Nova Aurora and Goiandira mini-hydroelectric power stations, which total 188 MW of installed capacity.

As regards wind energy, in 2006, IBERDROLA finished the installation and start-up of the 49.30 MW Rio do Fogo wind farm in Brazil, and has begun developments in the State of Oaxaca in Mexico, which total up to 150 MW of capacity.

Europe

In Greece, IBERDROLA is a strategic partner of Rokas, the main promoter and operator of wind farms, in which it has a 49.9% interest, and has 210 MW of wind energy in operation. During the third quarter of the year, IBERDROLA acquired from Motor Oil Hellas 70% of Korinthos Power, a Greek company with a license to participate in the auctions for new combined cycle capacity begun by the Government of such country.

In Portugal, Iberdrola has 18 MW of wind energy in operation, corresponding to the Catefica wind farm. In addition, it has already installed the first 14 MW of the Alto Monçao wind farm. IBERDROLA also has 140 MW of advanced projects. Furthermore, IBERDROLA has received the approval of the Direção Geral de Energia lusa to build the first gas combined cycle plant in Portugal, in the municipality of Figueira da Foz, located between Lisbon and Oporto (850 MW).

In Latvia, IBERDROLA was awarded the construction, as well as the supervision of the operation and maintenance for 12 years, of a combined cycle plant with 420 MW of installed capacity in Riga (Latvia).

IBERDROLA has several projects in other countries within the E.U., such as Germany, Poland, France, Italy and the United Kingdom, mainly in the area of wind energy.

United States

IBERDROLA, which has wagered on internationalization as one of its pillars of growth, considers the U.S. wind farm market to be key. In fact, it has become one of the most important markets for the development of IBERDROLA’s objectives in the area of renewable energy.

In 2006, IBERDROLA acquired 100% of Community Energy (CEI) for USD 30 million, and 100% of the companies MREC Partners and its subsidiary Midwest Renewable Energy Projects, for more than 30 million euros.

In all, IBERDROLA has 26 MW in operation and a portfolio of projects of more than 5,000 MW, which it plans to continue to grow, and already has a permanent office in the State of Pennsylvania.

Distribution

At the close of 2006, IBERDROLA had 9.9 million users in Spain, and the average total energy distributed on the network reached 99,520 GWh, an increase of 3.3% over the prior fiscal year. 82.2% of the energy was distributed to the Regulated market.

Regarding supply quality, the ICEIT due to incidents in IBERDROLA’s Distribution network was 1.96 hours during 2006. This value signifies an availability of 99.98%. Iberdrola is thus in a leadership position in service quality, meeting the commitment made in its 2001-2006 Strategic Plan.

In Latin America, as of the end of 2006, IBERDROLA surpassed 8.5 million managed users in the region, and distributed energy reached 27,662 GWh, an increase of 4.0% over the prior fiscal year.

Gas supply

IBERDROLA became the second-largest supplier of gas in Spain during 2006, supplying 15% of all gas consumed in the deregulated market. Furthermore, IBERDROLA ended this period with a global supply portfolio of more than 16 bcm annually, of which 7 bcma cover its supply needs in Spain and almost 9 bcma do so in Mexico and Brazil.

In 2006, the Company received a total of 101 shipments of liquefied natural gas (LNG) in LNG tankers, which unload at all regasification plants currently operating in Spain: Bilbao, Huelva and Sagunto.

Compliance with the 2001-2006 strategic plan and launch of the 2007-2009 strategic plan

IBERDROLA has achieved several of the targets set forth in the Plan ahead of schedule, with growth based on the basic business:

•	It has doubled its size, increasing its installed capacity by 83%, to 30,384 MW, and its production by 80%, to 91,991 GWh, as compared to December 2000.

•	It has also doubled its income, reaching Net Income of EUR 1,660.3 million, as compared to its target of EUR 1,600 million.

After successfully completing the 2001-2006 Strategic Plan, IBERDROLA is looking to a future of organic growth through the 2007-2009 Strategic Plan, and non-organic growth through the merger agreement reached with Scottish Power on 27 November 2006, when the Board of Directors of IBERDROLA and Scottish Power reached an agreement regarding the terms of an offer by IBERDROLA for all of the capital stock of Scottish Power.

Principal risk associated with the business activities of the Iberdrola group

Business and market risks

The business activities of the IBERDROLA Group are subject to various business risks, such as changes in demand, water availability, wind availability, and other climatological conditions, as well as various market risks, such as the price of fuel used for the generation of electric power, the price of CO2 emission rights, and the wholesale price of electricity.

In the case of the Spanish market, where IBERDROLA carries out its main business activities, the current mix of generation facilities provides significant natural coverage among various production technologies that allows for the mitigation of these risks.

The remaining risk from fluctuations in the products to which fuel is indexed and from exchange rates is mitigated through an appropriate diversification and management of supply contracts that contemplate:

•	The indexation of prices, to the extent possible, to indexes that replicate changes in income occurring on the demand side (supply and generation markets).

•	The inclusion of clauses to revise and re-open contracts that allow for the adjustment of prices to changes in the market.

Finally, hedging transactions are performed whenever deemed necessary to maintain the risk within established limits.

In the case of the Mexican market, the Group does not have a significant risk of regarding the price of commodities, as the main contracts are prepared in the form of "pass-through" agreements.

Likewise, in the case of electricity trading transactions performed by IBERDROLA in the international markets, there is little risk due to the limited volume of such transactions and to the limits established for open positions, as regards both financial amount and time horizon.

Regulatory risks

The companies of the IBERDROLA Group are subject to a complex framework of laws and regulations regarding rates and other aspects of its activities in Spain and in each of the countries in which they operate. The introduction of new laws / regulations or modifications to the existing ones might negatively affect activities, financial position and results of operations.

Due to its importance at the level of the IBERDROLA Group, the rate imbalance or shortfall that occurs when the cost of electricity production estimated in the Rate Decree does not coincide with the actual cost existing during the fiscal year should be highlighted.

Royal Decree 1634/2006, by which the electricity rate is established beginning on 1 January 2007, has guaranteed the recovery of the income shortfall arising during fiscal year 2006, regardless of future sales, just as occurred with the shortfall for fiscal year 2005. Therefore, the heading “Commercial debtors and other non-current accounts receivable” of the consolidated balance sheet as of 31 December 2006 includes an amount of EUR 579,670 thousand, corresponding to the best estimate of the income shortfall corresponding to IBERDROLA, once a deduction has been made for emission rights as described in the notes to the financial statements, and assuming the maintenance of the 35.01%.

The risk policies promote continuous analysis and monitoring of regulatory changes, as well as the making of decisions based on reasonable regulatory hypothesis, at both the domestic and international levels.

Operational risks

During the operation of all of the IBERDROLA Group’s activities, there may be direct or indirect losses caused by inadequate internal processes, technological failures, human errors or a result of certain external events.

In particular, in the distribution business, these risks might cause supply cuts and, generally, a deterioration in the levels of required quality of supply, which can lead to claims and administrative penalties, with a corresponding financial and reputational impact.

IBERDROLA mitigates these risks by making the required investments, applying operating and maintenance procedures and programs, supported by quality systems, and planning appropriate personnel training and qualification programs and an appropriate insurance policy.

Environmental risks

The activities of the IBERDROLA Group are subject to risks relating to the extent of broad rules and regulations that require the performance of environmental studies and the procurement of licenses and permits with environmental conditions, as well as risk associated with fees and other market instruments of an environmental nature – such as greenhouse gas emission rights.

In addition, there are other environmental risks inherent in the activities of the Group arising from the management of waste, effluents, emissions and soil at its facilities and that affect biodiversity, and that may give rise to claims for damages, sanction proceedings and damages to its image and reputation.

Due to its future relevancy, the approval at the end of 2006 of Royal Decree 1370/2006, of November 24, should be highlighted, which approved the assignment for the 2008/2012 period to the electricity sector of an annual average of 54,053 million free greenhouse gas emission rights, approximately 39% less than the amount assigned for the 2005/2007 period. The allocation detailed for facilities will be known in the coming months. Actual emissions will depend upon electricity demand, climate conditions and the CO2 and fuel market situation, and the Group’s results will be affected by the difference between the amount of free rights that are allocated and actual emissions, taking into account the price of the rights on the market and the provisions of electricity regulation in this regard.

The risk policies contemplate environmental risks in order to mitigate them, fostering the implementation of environmental management systems within the area of the Company’s production and distribution facilties, and permanent cooperation with the affected regulatory entities and agents.

Risks relating to new investments

All new investments are subject to various market, credit, business regulatory, business operational and other risks, that may compromise the profitability objectives of the project.

Noteworthy risks during the investment execution stage, due to the importance and complexity thereof, are those relating to the construction of new generation facilities, mainly combined cycles and wind farms, which might require the procurement of governmental permits and authorizations, the acquisition of land or signing of lease agreements, the signing of equipment supply, construction services, operation and maintenance, fuel supply and transportation agreements, consumption agreements and financing agreements, all of which may cause delays and lead to increased costs.

The risk policies relating to the new investments contemplate all of these risks and establish specific limits regarding forecasted profitability and the expected profitability at risk, which must be complied with in order for a project to be authorized. Furthermore, there are specific procedures for the approval of significant investments, that require the prior preparation of an investment dossier with a corresponding risk analysis.

Risks associated with international activities

All international activities of the IBERDROLA Group are exposed, to a greater or lesser extent and based on the nature thereof, to the above-mentioned risks (climatological, demand, regulation, fuel and energy prices, environment, etc.) and also to other kinds of risks inherent to the country in which its activities are being carried out.

Risks associated with international activities

Information relating to the financial risk management policy is set forth in Note 5.

Environment

IBERDROLA maintains a high score in the environmental dimension, according to SAM, the analyst for the Dow Jones Sustainability Index (DJSI). The analysis of environmental dimension for this index includes the following headings: environmental policy and management, environmental results (eco-efficiency), environmental information, advanced environmental management system, advanced environmental results, climate strategy, infrastructure projects, electricity generation, transportation and distribution, and biodiversity.

The Company is in a leading position among companies within its industry in Climate Strategy, according to the rating of the analyst for the Dow Jones Sustainability Index, with a grade of 92 out of 100. Furthermore, it has been selected, for the second year in a row, as “Best in Class” in the industry at the global level for its strategy with respect to Climate Change, forming part of the “Climate Leadership Index.” The strategy, based on significant development of renewable energy and natural gas combined cycle power plants, has given rise to a balanced production structure, which allows the Company to maintain itself among the large European companies with lower CO2 emissions per kWh output.

IBERDROLA has become the leading Spanish electricity multinational that implements a Global Environmental Management System throughout its organizational structure, which system has been certified by the Spanish Standardization and Certification Association (Asociación Española de Normalización y Certificación) (AENOR).

This system, the application of which has been made possible after more than two years of work in all corporate and business areas of the Company, will allow for a reduction of environmental risks, improving the management of resources and optimizing investments and costs.

Research and development activities

IBERDROLA’s Innovation Policy is focused on increasingly efficient management of available resources, while at the same time ensuring that the most suitable technologies are introduced at a fast pace. Furthermore, the Company believes that innovation is a key element for sustainable development. Under these premises, and as a part of its commitment to innovation, the 2007-2009 Strategic Plan has identified activities entailing an investment in this concept in the amount of EUR 200 million.

In order to reinforce this strategy, a strong push was given in 2006 to innovation management, by doubling resources and commencing a series of initiatives, the following of which are most noteworthy:

•

The introduction of Ibermática's Capital Innovation Model (Modelo Capital Innovación) as a key tool that will allow for the measurement and development of IBERDROLA's capacity for change and adjustment in the face of new circumstances in the market and the environment.

•	The development of the R&D&i committees of the various businesses, the principal mission of which is to manage the innovation process from a perspective that is closer thereto.

•

The start-up of IBERDROLA's Innovation Network (Red de Innovación), as a forum for the development of intense activity in technological monitoring, the promotion of projects, and the exchange of knowledge.

•	The commencement of the certification process for the R&D&i management system according to the UNE 166.000 set of norms.

•	The application of the Innovation Reference Framework within a pilot project in which companies such as Siemens, IBM and 3M have participated.

•	The identification of 15 areas of knowledge, directed by IBERDROLA’s specialized technicians, that form the base of the Company’s knowledge management system.

In 2006, Iberdrola developed 131 R&D&i projects, of which 35 were new initiatives. The total investment in the Company’s innovation activities reached EUR 56 million, an increase of 4% over 2005.

Treasury shares and capital reduction

The shareholders acting at the General Shareholders Meeting held on 30 March 2006 authorized the Board of Directors, pursuant to Section 75 of the Spanish Corporations Law, to acquire shares of the Company under certain conditions and for a period of 18 months. Pursuant to such authorization, during 2006, Iberdrola, S.A. has acquired 8,270,501 shares of its own stock for EUR 228 million, with a par value of EUR 25 million. Furthermore, 8,284,425 treasury shares have been disposed of for an amount of EUR 227 million.

The amount resulting from the transfers of the Company’s treasury stock during fiscal year 2006 is greater than the cost of acquisition at which the Group had recorded for such treasury stock, at EUR 689 thousand.

Finally, it should be pointed out that as of the close of fiscal year 2006, there were 95,613 shares of treasury stock, and there were derivatives outstanding on 4,725,992 treasury shares.

SECTION B PRO FORMA FINANCIAL INFORMATION FOR THE ENLARGED IBERDROLA GROUP

Pro forma Financial Information for the Enlarged Iberdrola Group

The unaudited pro forma financial information in this Section B has been prepared for the purposes of the filing to be made by Iberdrola with the CNMV in connection with its capital increase as part of the Offer, and has been included in this document solely as a result of the requirement of the City Code that all information available to Iberdrola Shareholders is also available to ScottishPower Shareholders.

The information has been prepared based on the 2006 audited financial statements of Iberdrola and the unaudited financial statements of ScottishPower for the 6-month periods ended 30 September 2006 and 2005 and the audited financial statements for the period ended 31 March 2006 which are prepared in accordance with International Financial Reporting Standards (“IFRS”). All the financial information relating to ScottishPower was based solely on publicly available information. The information does not constitute statutory accounts.

All ScottishPower amounts in Sterling, including both unaudited consolidated profit and loss account amounts and unaudited consolidated balance sheet amounts as well as all adjustments, have been translated into Euro for the purposes of the unaudited pro forma financial information based on an exchange rate of €1.47555/£1. Adjustments are based on IFRS.

The pro forma Enlarged Iberdrola Group consolidated net income (after taxation) and statement of net assets have been prepared after making adjustments based on the procedures and limitations set out in the notes below. As a result, the pro forma adjustments may not be complete and are based on certain assumptions which may prove to be incorrect.

The unaudited pro forma financial information does not reflect any adjustment to liabilities for restructuring or the impact of any potential synergies or costs deriving from the acquisition or acquisition expenses.

This information has been prepared for illustration purposes only, and because of its hypothetical nature does not give a true picture of the financial position or results of either Iberdrola or ScottishPower, nor does it intend to forecast results for any future period.

PRO FORMA BALANCE SHEET AT 31 DECEMBER 2006 (UNDER IFRS, FIGURES IN MILLIONS OF EUROS)

ASSETS	Iberdrola	ScottishPower	Adjustments		Pro forma
Non-current assets
Property, plant and equipment	21,067	8,423	9,929	A	39,419
Goodwill and intangible assets	900	374	6,440	B	7,714
Investments accounted for using the equity method	761	244	–		1,005
Other non-current assets	4,517	843	–		5,360
Total non-current assets	27,245	9,884	16,369		53,498

Current assets
Cash and cash equivalents	705	1,903	(488)	C	2,120
Other current assets	5,111	2,647	171	D	7,929
Total current assets	5,816	4,550	(317)		10,049

TOTAL ASSETS	33,061	14,434	16,052		63,547

EQUITY AND LIABILITIES
Equity
Subscribed capital	2,705	922	(185)	E	3,442
Other reserves	6,053	751	5,675	F	12,479
Profit for the year	1,660	2,204	(1,895)		1,969
Equity attributable to equity holders of the parent	10,418	3,877	3,595		17,890

Minority interests	149	12	–		161
Total equity	10,567	3,889	3,595		18,051
Non-current liabilities
Interest-bearing loans and borrowings	12,618	4,989	9,049	G	26,656
Other non-current liabilities	3,419	2,078	3,408	D	8,905
Total non-current liabilities	16,037	7,067	12,457		35,561

Current liabilities
Interest-bearing loans and borrowings	1,734	1,460	–		3,194
Trade and other payables	3,323	2,002	–		5,325
Other current liabilities	1,400	16	–		1,416
Total current liabilities	6,457	3,478	–		9,935

TOTAL EQUITY AND LIABILITIES	33,061	14,434	16,052		63,547

PRO-FORMA INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2006 (UNDER IFRS, FIGURES IN MILLIONS OF EUROS)

	Iberdrola	ScottishPower	Adjustments		Pro forma
Operating revenue	11,252	8,980	–		20,232
Operating costs	7,363	7,028	–		14,391
Depreciation and amortisation charge and provisions	1,235	382	373	H	1,990

PROFIT FROM OPERATIONS	2,654	1,570	(373)		3,851
Net finance revenue (costs)	(518)	(278)	(488)	C	(1,284)
Share of profit (loss) of companies accounted for using the equity method	69	3	–		72
Gains (losses) on disposal of non-current assets	181	3	–		184

CONSOLIDATED PROFIT BEFORE TAXES	2,386	1,298	(861)		2,823
Income tax expense	695	412	(283)	D	824
PROFIT FOR THE YEAR	1,691	886	(578)		1,999
Result from discontinued operations	–	1,317	(1,317)	I	–
Minority interests	(31)	1	–		(30)

PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	1,660	2,204	(1,895)		1,969

EXPLANATION OF ADJUSTMENTS

A	This adjustment reflects the allocation of part of the acquisition price for ScottishPower to the fair value of its property, plant and equipment in the amount of €10,301 million, net of depreciation charged in 2006.
B	This adjustment reflects the goodwill deriving from the acquisition of ScottishPower in the amount of €5,011 million and the allocation of part of the acquisition price for ScottishPower to the fair value of its intangible assets in the amount of €1,429 million.
C	This adjustment reflects the accrued interest on the credit facility that Iberdrola will subscribe for the acquisition of ScottishPower.
D	Essentially, the tax impact of the other adjustments made.
E	This adjustment reflects the elimination of ScottishPower’s share capital as a result of the pro forma consolidation – a negative amount of €922 million – and the €737 million capital increase carried out by Iberdrola to complete the acquisition.
F	This adjustment reflects the share premium that Iberdrola will generate from this capital increase (€7,313 million) net of the elimination of ScottishPower’s reserves upon consolidation. It also includes the impact on equity described in Note I.

G	This adjustment reflects the credit facility taken out by Iberdrola to finance the acquisition.
H	This adjustment reflects the impact on the depreciation and amortisation charge of allocation a portion of the acquisition price for ScottishPower to the fair value of its net assets.
I	On 24 May 2005, ScottishPower decided that its stake in PacifiCorp met the terms and conditions established in IFRS 5: “Non-current assets held for sale and discontinued operations” for classification as held for sale. The main results of applying this standard for ScottishPower were:

Its contribution to each item of the income statement was transferred to one single item: “Result from discontinued operations”.
Assets held for sale are measured at the lower of carrying amount and fair value less costs to sell. If the latter is lower, the difference is recognised as a charge to “Result from discontinued operations”.
The sale effectively took place on 21 March 2006. Therefore, the pro forma balance sheet does not include the PacifiCorp stake.
In order to ensure that these pro forma financial statements present a fair view of the group resulting from Iberdrola’s acquisition of ScottishPower, a pro forma adjustment has been made in order to reclassify €1.317 billion to equity. This was booked under “Result from discontinued operations” in the period from 1 October 2005 to 30 September 2006 and calculated in accordance with section 2.b of these explanatory notes.

This pro forma financial information should be read together with its explanatory notes.

IBERDROLA, S.A.

EXPLANATORY NOTES TO THE PRO FORMA FINANCIAL INFORMATION FOR THE GROUPS WHOSE PARENTS ARE IBERDROLA, S.A. AND SCOTTISH POWER PLC.

1	Introduction

(a)	Description of the transaction.

On 27 November 2006, the Boards of Iberdrola, S.A. (hereinafter, Iberdrola) and UK power generator and distributor, ScottishPower, plc (hereinafter, ScottishPower) reached agreement on the terms of a deal by which Iberdrola, directly or via a wholly-owned subsidiary, will acquire the shares of ScottishPower. The Board of Directors of ScottishPower voted unanimously in favour of the transaction.

Iberdrola will acquire all the outstanding ordinary shares of ScottishPower, including those issued to cover the conversion of ScottishPower Convertible Bonds, in exchange for a combination of cash and New Iberdrola shares to be received by ScottishPower Shareholders and ScottishPower ADS Holders pursuant to the following exchange ratio:

•	400 pence Sterling and 0.1646 New Iberdrola Shares for every ScottishPower Share.

•	1,600 pence Sterling and 0.6584 Iberdrola ADSs for every ScottishPower ADS.

Also, ScottishPower will announce a special dividend of 12 pence Sterling for every ScottishPower Share and 48 pence Sterling for every ScottishPower ADS taking part in the deal.

The portion of the transaction funded with cash will be financed through credit facilities taken out with a series of banks. Iberdrola has obtained firm financing commitments totalling 7.955 billion pounds Sterling (€11.738 billion based on the exchange rate on 27 November 2006) from ABN AMRO Bank N.V., Barclays Capital and The Royal Bank Of Scotland to finance the cash component of the bid and to refinance certain elements of ScottishPower’s existing borrowings.

(b)	Purpose of the Pro Forma Financial Information and Basis of Presentation

The pro-forma financial information referred to in these explanatory notes (hereinafter; pro forma financial statements) has been prepared to reflect the result of Iberdrola’s acquisition of ScottishPower. They include the pro forma balance sheet for Iberdrola and ScottishPower at 31 December 2006 and the pro forma income statement for Iberdrola and ScottishPower for the year ended 31 December 2006 (prepared under the criteria described below on the basis of the information described in Note 2(a) and Note 2(b)).

In order to prepare this pro forma financial information and in order to ensure it is understood by the reader:

•

The pro-forma balance sheet at 31 December 2006 has been prepared as if the transaction had taken place on 31 December 2006 (i.e. Iberdrola’s investment in ScottishPower was eliminated based on the full amount of the latter’s equity as of the latest available date).

•

The pro-forma income statement for the year ended 31 December 2006 has been prepared as if the transaction had taken place on 1 January 2006 (i.e. on an earlier date to the hypothetical transaction referred to the paragraph above).

This pro forma financial information has been prepared in accordance with the terms and conditions of EU regulation 809/2004 and with the CESR’s recommendations concerning the implementation of this regulation (CESR/05-054b).

This pro forma financial information has been prepared for illustration purposes only and because of their hypothetical nature do not give a true picture of the financial position or real results of either Iberdrola or ScottishPower, nor do they intend to forecast results for any future period.

(c)	Allocation of the acquisition price

To prepare this pro forma financial information the acquisition of ScottishPower has been accounted for pursuant to IFRS 3: “Business combinations”. Therefore, an acquisition price has been allocated which reflects the estimated fair value of ScottishPower’s assets and liabilities. Based on these initial estimates, and bearing in mind that these are subject to change as the definitive valuation is drawn up, the following pro-forma acquisition price allocation was made (in millions of Euros):

Millions of Euros
Cash and cash equivalents	1,903
Other current assets	2,647
Property, plant and equipment	18,352
Intangible assets	1,803
Long-term financial assets	1,087
Liabilities and deferred taxes	(13,691)

Estimated fair value of net assets acquired	12,101

Minority interests	(12)

12,089

Acquisition price	17,100

Goodwill	5,011

In order to facilitate comprehension of this table, the acquisition price includes the special dividend of €265 million which Iberdrola calculates that ScottishPower will pay out to its shareholders and ADS holders.

Iberdrola will have access to an independent appraisal after the transaction closes in order to determine the definitive fair values of the assets and liabilities acquired in the transaction, which may differ from the amounts shown in the table above.

IFRS 12: “Income taxes” specifies that the difference between the tax base of the assets, liabilities and contingent liabilities of the acquired company in a business combination and the fair value allocated to them as a consequence of this business combination should be accounted as deferred tax, regardless of whether it is an asset or liability, with a charge or credit, as appropriate, to “Goodwill” in the balance sheet. In order to calculate goodwill, Iberdrola has calculated the portion of the fair value assigned to the assets acquired corresponding to the tax credit which it will not be able to avail of since these taxes are paid in other jurisdictions or through intermediate companies. This amount has been recognised as a deferred tax liability on the accompanying pro forma balance sheet with a charge to “Goodwill”.

For purposes of preparing this pro forma financial information, and given that only publicly available information for ScottishPower has been used, the difference between the fair value and the carrying amount of its property, plant and equipment in use is depreciated over a period of 20 years.

(d)	Other information

The pro forma financial information has been prepared using Iberdrola’s audited annual accounts for the year ended 31 December 2006 and publicly available information for ScottishPower. Consequently, they do not reflect any adjustment to liabilities for restructuring or the impact of any potential synergies deriving from the acquisition. Neither do they reflect the possible impact of any action carried out by Iberdrola once the transaction has been completed relating to the bond issue convertible into currently outstanding ScottishPower shares.

In any case, the pro forma financial information and these explanatory notes should be read together with the accompanying historical consolidated financial information for Iberdrola and ScottishPower.

On the date of preparation of this document, Iberdrola has not completed the acquisition of ScottishPower and thereby exercises no control over the UK group. Therefore, all the information relating to ScottishPower is in the public domain.

2	Basis and sources of preparation of the information

(a)	Basis of preparation

Pursuant to Appendix II of Regulation 809/2004, the basis of preparation of pro forma financial information is usually the unadjusted historical information for the parties involved in the transaction.

In this case, and due to the reasons set out above (including the different year-end, the fact that only publicly available information can be used for ScottishPower and the use of different income statement line item classifications), Iberdrola’s Board of Directors has, to the best of its ability, made certain adjustments (described below) to standardise the financial information included in the ScottishPower column.

Also, as explained in Note 1c, the allocated acquisition price appearing in the column Adjustments to pro forma financial information has been calculated on a provisional and estimated basis.

(b)	Sources of information

For Iberdrola, the consolidated balance sheet at 31 December 2006 and the income statement for the year ended 31 December 2006 included in the consolidated annual accounts for the year ended 31 December 2006 are used. These, in addition to the auditor’s report, accompany this document.

As ScottishPower closes its year on 31 March and no public information for the period ended 31 December 2006 is available, the following measures have been taken:

•	The balance sheet used is at 30 September 2006, corresponding to the six-month period ended on that date (unaudited public information).

•	The income statement has been prepared by using an aggregate of two six-month periods:

•	The six-month period ended 30 September 2006 (unaudited public information).

•	A period of six months, calculated (as only publicly-available information for ScottishPower has been used) as the difference between:

•	the income statement corresponding to the year ended 31 March 2006, included in ScottishPower’s consolidated and audited annual accounts at that date; and

•	the income statement corresponding to the six-month period ended 30 September 2005 (unaudited public information).

Additionally, this information has been prepared using the prevailing exchange rate on 27 November 2006 (£1:€1.4755) and Iberdrola’s share price as of the same date (€32.75 per share).

(c)	Application of International Financial Reporting Standards

The information on both companies has been prepared in accordance with International Financial Reporting Standards (hereinafter; IFRS), as adopted by the European Union, in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council.

Several alternative applications for IFRS are available. Therefore, Iberdrola and ScottishPower were able to choose between various options. The main differences detected after revising the publicly-available information for ScottishPower are described below:

•

Iberdrola accounts for joint ventures using proportionate consolidation, while ScottishPower uses the equity method. As these pro forma financial statements have been prepared using only publicly-available information for ScottishPower, no standardisation adjustments have been made.

•

Iberdrola prepares its income statement by nature of expenses while ScottishPower prepares its income statement by their function. Information concerning ScottishPower in the public domain does not feature a breakdown of expenses by nature. Therefore, to prepare these pro forma financial statements, the various amounts included in the income statement have been allocated as described in this note.

As a consequence of this allocation several items in ScottishPower’s Income statement have been recognised in full in a corresponding item of the pro forma income statement as follows:

ScottishPower income statement	Pro forma income statement

“Revenue”	“Operating revenue”

“Transmission and distribution costs”	“Operating costs”

“Administrative expenses”	“Operating costs”

“Fair value gain on operating derivatives”	“Operating revenue”

“Other operating income”	“Operating revenue”

“Share of loss of jointly controlled entities and associates”	“Share of profit (loss) of companies accounted for using the equity method”

“Gain on disposal of gas storage project”	“Gains (losses) on disposal of non-current assets”

“Finance income”	“Net finance revenue (costs)”

“Fair value losses on financing derivatives”	“Net finance revenue (costs)”

“Finance costs”	“Net finance revenue (costs)”

“Income tax”	“Income tax expense”

Also, “Cost of sales” on ScottishPower’s income statement has been split. The amount corresponding to “Depreciation and amortisation charges and provisions”, which appears in the public information used, is deducted and allocated in full to the heading of the same name in the PRO FORMA income statement. The remaining amount has been allocated to “Operating costs” in the column entitled ScottishPower income statement.

Additionally, on the date of preparation of this document, IFRS did not specifically regulate accounting procedures for CO2. emission allowances. The accounting criteria for emissions allowances adopted by Iberdrola is detailed in the accompanying explanatory notes to the Consolidated Annual Accounts for the year ended 31 December 2006.

ScottishPower’s balance sheet does not detail the value of free emission allowances granted to the group. ScottishPower has recorded a provision for the emission allowances it consumes over and above those it has been allocated free of charge. These are stated at the cost of the rights that ScottishPower could have acquired for this purposes or at market, if it did not have any. As the pro forma financial statements have been prepared solely on the basis of information concerning ScottishPower that is in the public domain, the criteria applied by ScottishPower have not been unified with that applied by Iberdrola.

(d)	PacifiCorp

On 24 May 2005, ScottishPower decided that its stake in PacifiCorp met the terms and conditions established in IFRS 5: “Non-current assets held for sale and discontinued operations” for classification as held for sale. The main results of applying this standard for ScottishPower were:

•	the contribution of discontinued operations to each item of the income statement was transferred to one single item: “Result from discontinued operations”; and

•

assets held for sale are measured at the lower of carrying amount and fair value less costs to sell. If the latter is lower, the difference is recognised as a charge to “Result from discontinued operations”.

The sale effectively took place on 21 March 2006. Therefore, the pro forma balance sheet does not include the PacifiCorp stake.

In the preparation of this information and in order to ensure that these pro forma financial statements present a better view of the group resulting from Iberdrola’s acquisition of ScottishPower, a pro-forma ajustment has been made in order to reclassify to equity €1.317 billion. This was booked under “Result from discontinued operations” in the period from 1 October 2005 to 30 September 2006 and calculated in accordance with section 1 of these explanatory notes.

PART 8

DESCRIPTION OF IBERDROLA SHARES, IBERDROLA CDIs AND IBERDROLA ADSs

1    Description of Iberdrola Shares

Iberdrola’s capital as at 22 February 2007 (the last practicable date prior to publication of this document) amounts to €2,704,647,543 and is divided into 901,549,181 Iberdrola Shares having a nominal value of €3.00 each, belonging to a single series, all of which were validly issued and are fully subscribed and paid-up. By a resolution passed at a general shareholders’ meeting held on 30 March 2006, Iberdrola shareholders delegated to the Iberdrola Board the authority to increase Iberdrola’s share capital (by means of cash contributions to equity or conversion of unappropriated reserves) by up to half of the outstanding share capital of Iberdrola at the date on which such resolution was adopted (i.e. by up to €1,352,323,771.50). Such authority will expire on 30 March 2011, and has not been utilised as of the date of this document.

The following is a brief description of the principal rights of holders of Iberdrola Shares. The New Iberdrola Shares will carry the same rights as the Iberdrola Shares. For a complete understanding of these rights, ScottishPower Shareholders should refer to the laws and applicable regulations of Spain, the listing requirements of the CNMV and the Iberdrola By-laws and internal rules, which include board regulations and general shareholders’ meeting regulations. Further information relating to the Iberdrola CDIs is set out in paragraphs 20(d) and 20(f) of Part 4 of this document.

(a)    General

Iberdrola is incorporated in Spain and operates in accordance with the Spanish Corporate Act (Real Decreto Legislativo 1564/1989, de 22 de diciembre, por el que se aprueba el texto refundido de la ley de sociedades anónimas) (the “Spanish Corporate Act”). The rights of Iberdrola shareholders are determined by the Spanish Corporate Act, the securities laws and other legislation of Spain and the Iberdrola By-laws and internal rules.

(b)    Dividends

Subject to certain limitations set forth in the Spanish Corporate Act, the Iberdrola By-laws and internal rules, Iberdrola shareholders are entitled to receive such dividends as may be declared at a general shareholders’ meeting of Iberdrola or, in the case of interim dividends, meetings of the Iberdrola Board. Dividends may only be declared out of funds legally available for this purpose. In particular, once such payments as are provided for by law or by the Iberdrola By-laws have been made, dividends may only be distributed with a charge against the profits for the fiscal year or against freely available reserves, and provided that the company’s book value of net assets is not less than the share capital, and will not become so as a result of the distribution. The Iberdrola shareholders may resolve at a general shareholders’ meeting that the dividend be paid totally or partially in kind, provided that: (i) the assets or securities to be distributed are homogeneous; (ii) they are listed on an official exchange at the time the resolution is made effective, or Iberdrola duly guarantees the liquidity thereof within a maximum period of one year; and (iii) they are not distributed for a lesser value than the value set forth for them in the balance sheet of Iberdrola.

Dividend Reinvestment Plan

Iberdrola has offered its shareholders (other than shareholders resident in the United States) the Dividend Reinvestment Plan (“DRiP”) since June 2006. Participants in the DRiP may reinvest in Iberdrola Shares the net proceeds of the dividends to which they are entitled. The Iberdrola Shares delivered to participants in the DRiP will have the same rights and obligations as the existing Iberdrola Shares at that time.

Subject to any restrictions pursuant to applicable law, including US federal and state securities laws, the DRiP is available to shareholders of record of Iberdrola as of the close of market on the date prior to the applicable dividend payment date. Participants in the DRiP are only allowed to reinvest the net proceeds of the dividends to which they are entitled totally (i.e. no partial reinvestments are allowed). The Iberdrola Shares delivered to participants in the DRiP are purchased and held by Iberdrola as treasury stock under the authorisation granted by the 2006 General Shareholders’ Meeting of Iberdrola.

Holders of Iberdrola CDIs who wish to participate in the DRiP must first effect the cancellation of their Iberdrola CDIs for their underlying New Iberdrola Shares which must then be held with a depositary financial institution which is a participant in Iberclear. Details of how such cancellation can be effected is set out in paragraph 20(d)(iv) of Part 4 of this document. Iberdrola will investigate the possibility of Iberdrola CDI holders whose Iberdrola CDIs are held through the Corporate Nominee Facility described in paragraph 20(d)(iv) of Part 4 of this document participating in the DRiP in respect of future dividends.

(c)    Meetings of Iberdrola Shareholders

The Iberdrola By-laws provide that an annual general meeting must be held within the first six months of each financial year to: (i) review corporate management, (ii) approve the financial statements from the prior financial year, if appropriate, and (iii) decide upon the allocation of profits or losses from such financial year. In addition, resolutions may be discussed and adopted on any other matter within the power of the shareholders, as set forth in Article 17 of the Iberdrola By-laws, provided that such matters appear on the agenda except from the matters set forth in articles 131 and 134 of the Spanish Corporate Act which, in order to be approved, are not required to previously appear on the agenda and that the general shareholders’ meeting has been convened with the required share capital in attendance.

Annual general shareholders’ meetings of Iberdrola occur at the location indicated in the notice convening the meeting, such location to be in the municipality where the corporate domicile of Iberdrola is located, currently being Bilbao, Spain.

In addition, an extraordinary general meeting of Iberdrola’s shareholders may be called by the Iberdrola Board at any time when it deems it is in the company’s interests to do so. The Iberdrola Board must call an extraordinary general meeting if so requested by shareholders holding five per cent. or more of the outstanding share capital of Iberdrola.

The general shareholders’ meeting must be formally convened by the Iberdrola Board through an announcement published in the Official Gazette of the Mercantile Registry (Boletín Oficial del Registro Mercantil) and in one of the newspapers of wider circulation in Vizcaya at least one month prior to the date set for the holding thereof. In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on Iberdrola’s website (www.iberdrola.com).

Notices of shareholders’ meetings may (but are not required to) provide for a second call to be convened in the event that the required quorum (as detailed in paragraph 1(d) below) is not present on the first call. There must be at least 24 hours between the first and the second call for a shareholders’ meeting. In practice, shareholders’ meetings of Iberdrola are held on a second call.

Iberdrola has indicated to ScottishPower that it will procure that, with effect from the Effective Date, all holders of New Iberdrola Shares (including holders of Iberdrola CDIs):

(i)	will receive notices, in English, of all general shareholders’ meetings of Iberdrola;

(ii)	will be able to give directions as to voting at all general shareholders’ meetings of Iberdrola;

(iii)	will have made available to them and will be sent, at their request, copies of the annual report and accounts of Iberdrola and all of the documents issued by Iberdrola to Iberdrola shareholders (in each case, in English); and

(iv)	save as referred to below will be treated in the same manner as registered Iberdrola shareholders in respect of all other rights attaching to New Iberdrola Shares,

in each case, in so far as reasonably practicable and possible in accordance with applicable CREST Regulations and CREST Requirements, and applicable law.

Holders of Iberdrola CDIs (including former Certificated Holders whose Iberdrola CDIs are held through the Corporate Nominee Facility described in paragraph 20(e) of Part 4 of this document) are not entitled to attend and vote at general shareholders’ meetings of Iberdrola. In order to do so, whether in person or through the appointment of a proxy (who must also be an Iberdrola Shareholder), they must first effect the cancellation of their Iberdrola CDIs for their underlying Iberdrola Shares which must then be held with a depositary financial institution which is a participant in Iberclear at least five days before the relevant general shareholders’ meeting. On so doing, they will, subject to and in accordance with Iberdrola’s By-laws, be able to attend and vote in person at the relevant general shareholders’ meeting of Iberdrola. Details of how such cancellation can be effected are set out in paragraph 20(d)(iv) of Part 4 of this document. As mentioned in paragraph 20(d)(iv) of Part 4 of this document, the first transfer will, for former Certificated Holders, be free of transfer fees provided it is effected within six weeks of the Effective Date.

(d)    Voting Rights, Quora and Majorities

All holders of voting Iberdrola Shares may attend the general shareholders’ meeting and take part in deliberations thereof.

Under Spanish law, a quorum on the first call for a duly constituted annual or extraordinary general meeting of shareholders requires the presence in person or by proxy of shareholders representing 25 per cent. of the company’s voting capital. On the second call there is no quorum requirement. In practice, most shareholders’ meetings of Spanish listed companies are held on the second call.

Notwithstanding the above:

(i)	shareholders representing two-thirds of the subscribed capital with voting rights must be in attendance at the first call of the general shareholders’ meeting, and shareholders representing 60 per cent. of such capital must be in attendance at the second call, in order to adopt resolutions regarding a change in the corporate purpose, transformation, total split-off and dissolution of Iberdrola and amendment of the quorum requirements set forth in Article 21.2 of the Iberdrola By-laws; and

(ii)	shareholders representing 50 per cent. of the subscribed capital with voting rights must be in attendance at the first call of the general shareholders’ meeting, and shareholders representing 25 per cent. of such capital must be in attendance at the second call, in order to adopt resolutions regarding: (a) an issue of debentures; (b) an increase or reduction of share capital; (c) a merger or partial split-off; and (d) in general, an amendment of the Iberdrola By-laws not contemplated in paragraph 1(d)(i) above.

The Iberdrola shareholders, acting at an ordinary or extraordinary general shareholders’ meeting, shall adopt resolutions with the majorities required by the Spanish Corporate Act based on votes represented in person or by proxy. Each voting share, whether cast in person or by proxy at the general shareholders’ meeting, shall grant the holder the right to one vote.

In general, resolutions at general shareholders’ meetings shall require the affirmative vote of 50 per cent. plus one of the voting shares cast in person or by proxy at the general shareholders’ meeting (however, a two-thirds majority of the voting capital, either present or represented, is required to approve the special actions described in paragraph (ii) above when the general shareholders’ meeting is held on a second call and less than 50 per cent. of the voting capital is present or represented), provided, however, that no Iberdrola shareholder may cast a number of votes greater than those corresponding to shares representing 10 per cent. of Iberdrola’s share capital, even if the number of shares held exceeds such percentage of capital.

The foregoing limitation also applies to the maximum number of votes that may be cast collectively or individually by two or more shareholders which are entities or companies belonging to the same group and that may be cast collectively or individually by an individual and the shareholder entity, entities or companies controlled by such individual. A group shall be deemed to exist under the circumstances set forth in Article 4 of the Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del mercado de valores), as amended, and an individual shall be deemed to control one or more entities or companies, under the circumstances of control set forth in such Article 4.

Shares deprived of voting rights pursuant to the application of the foregoing paragraphs shall be deducted from the shares in attendance at the general shareholders’ meeting for purposes of determining the number of shares upon which the majorities needed for the approval of resolutions submitted to the shareholders shall be calculated.

Under both Spanish law and the Iberdrola By-laws, only holders of Iberdrola Shares registered in their name in the corresponding book-entry registry at least five days prior to the day on which the general shareholders’ meeting is held may attend and vote at such meeting. This circumstance must be evidenced by means of the appropriate attendance card or validation certificate issued by the entity or entities in charge of book-entry registries, or in any other form allowed by applicable legislation.

Iberdrola shareholders having the right to attend the meeting and to vote may cast their vote regarding proposals relating to the items included in the agenda by mail or by electronic communication, in accordance with the provisions of the Iberdrola By-laws.

(e)    Shareholders’ Votes on Certain Transactions

See paragraphs 1(c) and 1(d) above in relation to the quora and majorities required for certain resolutions to be adopted by Iberdrola’s shareholders.

In accordance with the provisions of article 34 of Royal Decree 6/2000, of 23 June (Real Decreto-Ley 6/2000, de 23 de junio), as amended, a company having an equity stake or voting rights in two or more companies that are primary operators (operadores principales) in the electricity or gas sectors in Spain (including Iberdrola) in an amount greater than or equal to three per cent. of the total share capital or voting rights may not exercise any voting rights in excess of such percentage in relation to more than one of the primary operators, unless the CNE has authorised the exercise of such voting rights or the appointment of members of the management bodies.

(f)    Transfers

Under the Iberdrola By-laws, there are no restrictions on the transfer of shares. Iberdrola Shares may, therefore, be freely traded on the Bolsas de Valores, provided that the particular transaction does not require prior authorisation from the CNE or prior notice to the CNMV, as described below.

Transfer of shares quoted on the Bolsas de Valores must be made through, or with the participation of, a member of the applicable Spanish stock exchange. Brokerage firms, official stockbroker or dealer firms, Spanish credit entities, investment services entities authorised in other EU member states and investment services entities authorised by their relevant authorities and in compliance with the Spanish regulations are eligible to be members of the Spanish stock exchanges. The transfer of shares may be subject to certain fees and expenses.

Certain provisions of Spanish law require prior authorisation from the CNE for the acquisition by any individual or corporation of a significant holding of shares (as defined below) in a Spanish entity that, directly or through other entities within its group, carries out regulated activities (actividades reguladas, “Regulated Activities”) or activities subject to a special relationship with the regulators (actividades que estén sujetas a una intervención administrativa que implique una relación de sujeción especial, “Special Activities”) within the meaning of the Spanish Hydrocarbon Sector Act of 1998 (Ley 34/1998, de 7 de octubre, del Sector de Hidrocarburos, the “Hydrocarbon Act”), as amended, and the Spanish Electricity Sector Act of 1997 (Ley 54/1997, de 27 de noviembre, del Sector Eléctrico, the “Electricity Act”), as amended.

As certain activities carried out by the Iberdrola Group qualify as Regulated Activities and/or Special Activities, any individual or corporation that wishes to acquire a significant holding of shares (participación significativa) in Iberdrola must apply for the prior authorisation of the CNE prior to such acquisition. A “significant holding” for these purposes is defined as ten per cent. or more of the share capital or voting rights of Iberdrola, or any other holding that affords a purchaser effective influence (influencia significativa) over Iberdrola. If the CNE refuses its authorisation, the acquisition may not be performed. If the acquisition is performed without the said authorisation, the acquisition of such significant holding in Iberdrola will not be valid and a fine may be levied on the purchaser.

The CNE has one month following the receipt of a request for authorisation to raise objections and refuse to approve a proposed acquisition or to approve such acquisition subject to conditions. The CNE’s decision to refuse its authorisation or to make it subject to conditions may be based on any of the following causes:

(i)	The existence of significant risks or direct or indirect negative effects in relation to the Regulated Activities or Special Activities.

(ii)	The protection of the general interest in the energy sector and, in particular, the maintenance of adequate political sector objectives, with special consideration paid to whether the assets are deemed strategic. Assets will be deemed to be strategic for the purposes of the energy supply if they may affect the security and safety of the supply of gas and electricity. For these purposes, the following assets are defined as strategic: (a) the facilities included in the basic network of natural gas defined in Article 59 of the Hydrocarbon Act; (b) international gas pipelines which have their destination in, or which pass through, the Spanish territory; (c) electricity transmission facilities as defined in Article 35 of the Energy Act; (d) generation, transmission or distribution facilities in the peninsular and extra-peninsular electric systems; and (e) thermal nuclear power plants and coal-fired power plants with a special relevance in the consumption of domestic coal.

(iii)	The possibility that the entity carrying out Regulated Activities or Special Activities is exposed to the risk of not being able to carry out such activities with the adequate guarantees due to the activities carried out by the acquiring entity or by the acquired entity.

(iv)	Any other cause related to public security and, in particular: (a) the security and quality of the supply, being understood as the uninterrupted physical availability for all the users in the market of the product or services at reasonable prices, in the short or long term, regardless of where such users are in Spain; and (b) the security against the risk of underinvestment in, or inadequate maintenance of, infrastructures to a point where a minimum number of services required to secure the supply cannot be ensured on a continued basis.

If no such objection or imposition of conditions is raised within the one-month period referred to above, the authorisation will be deemed to have been granted.

Please note that other restrictions apply to: (i) holders of over three per cent. in another electricity or gas company classified as “main operators” (operadores principales) in Spain, including Iberdrola; and (ii) any persons controlled by a foreign government holding more than three per cent. of shares in Iberdrola.

In addition, an acquisition or transfer of shares in any company listed on the Bolsas de Valores where, following the transaction, the purchaser’s or seller’s holding reaches or falls below the thresholds described in paragraph 1(n) below must be reported to the listed company, to the relevant governing bodies (sociedades rectoras) of the Spanish stock exchanges on which such company is listed, and to the CNMV.

(g)    Business Combinations

While there are no precedents of mergers of energy companies since the Royal-Decree Law 4/2006, of 24 February 2006 (Real Decreto-Ley 4/2006, de 24 de febrero, por el que se modifican las funciones de la Comisión Nacional de Energía), it is likely that the CNE would claim jurisdiction in respect of a merger of

Iberdrola giving rise to a new company or its split-off. The CNE’s authorisation would in any case be required if there is a change of control or if a third party acquires a significant shareholding in the new company provided that it is still the parent company of a group of regulated companies.

A resolution approving a merger or split-off must be passed by the Iberdrola shareholders at a shareholders’ meeting with the quora and majorities described in paragraph 1(d) above.

For a resolution approving a merger to be properly passed: (i) the Iberdrola Directors must prepare a merger statement which must be deposited with the Mercantile Registry; (ii) one or more reports on the merger must be issued by independent experts appointed by the Mercantile Registry; and (iii) the Iberdrola Board must issue a report on the merger. The merger resolution must be published three times in the Official Gazette of the Mercantile Registry (Boletín Oficial del Registro Mercantil) and in two local newspapers that have the largest circulation in the province or provinces where the corporate domiciles of Iberdrola and the other merger entity are located. Creditors have a right to object to the merger within one month from the publication of the last announcement. This objection right includes the right to request the provision by the company of bank guarantees in respect of the amounts owed to such creditor.

Approval of a split-off resolution will also require the prior preparation and deposit of a split-off statement, the issue of one or more independent expert reports and the issue of a report by the Iberdrola Board. The split-off resolution must be published in the same manner as described above for mergers, and creditors have the same right to object.

If the independent expert’s report on a merger or split-off (as mentioned above) indicates that the net asset value that will be transferred is more than 20 per cent. below the aggregate of the face value and issue premium of the new shares to be issued, the Mercantile Registry will not register the merger or split-off and, as such, the transaction would not be able to be completed.

(h)    Pre-emptive Rights

Other than as set forth below, under Spanish law, where a company issues new shares or convertible bonds, each shareholder and holder of convertible debentures has a pre-emptive right to subscribe for shares and convertible bonds pro rata to its shareholding interest or to the number of shares which would correspond to the convertible debenture holders if they exercised the power of conversion at that time.

The shareholders or, if applicable, the Iberdrola Board may, in furtherance of the corporate interest, exclude pre-emptive rights in whole or in part in such cases and under such conditions as are provided by law. In particular, pursuant to the Iberdrola By-laws, the corporate interest may justify the elimination of pre-emptive rights when needed to facilitate: (i) the acquisition by Iberdrola of assets (including shares or interests in companies) which are appropriate for the furtherance of the corporate purpose; (ii) the placement of new shares in foreign markets which will allow access to sources of financing; (iii) the raising of finance by using techniques based on a book build process which is likely to maximise the issue price per share; (iv) the inclusion of industrial, technological or financial partners; and (v) in general, the performance of any transaction which is in the interests of Iberdrola. The exclusion of pre-emptive rights requires that: (a) such exclusion is in Iberdrola’s best interests; (b) certain prescribed statutory requirements are followed; and (c) specific approval of such exclusion is approved at a general shareholders’ meeting.

Pre-emptive rights shall not apply when the capital increase results from the conversion of debentures into shares, the takeover of another company or a portion of the split-off assets of another company. Such right shall also not exist when new shares are issued for exchange in a public tender offer made by Iberdrola.

Under Spanish law, pre-emptive rights are separate securities to the shares to which they relate and, as such, they may be separately transferred by shareholders (in the same manner as the transfer of shares). In addition, if the share capital of Iberdrola is increased by the issue of new Iberdrola Shares out of reserves, the resulting Iberdrola Shares must be delivered pro rata to the existing shareholders and convertible debenture holders will be entitled to an adjustment of their exchange ratio. The right to receive these new shares cannot be disapplied. Finally, under Spanish law, the by-laws of a listed company may not provide for pre-emption rights regarding the transfer (as opposed to the issue) of shares.

Entitlement to fractions of shares can be sold in the market by the holder of such entitlement.

(i)    Liquidation, Dissolution or Winding-up

Under Spanish law, a public limited company may be wound up by: (i) the passing of a resolution at its shareholders’ meeting with the quorum set forth under paragraph (i) of paragraph 1(d)(i) above; (ii) the expiration of the period set out in its by-laws (the Iberdrola By-laws provide for a period of indefinite duration); (iii) completion of the business which constitutes its corporate purpose, it ceasing to be possible to carry out its objects or the paralysis of the company’s corporate bodies; (iv) losses which reduce its net assets to an amount less than half of its share capital, unless the latter is sufficiently increased or reduced, and provided further that the request for the declaration of insolvency (concurso) is not required pursuant to the Spanish Insolvency Act (Ley 22, 2003, de 9 de julio, concursal); (v) reduction of its share capital below €60,101 (this amount being the minimum share capital for a Spanish public limited liability company); and (vi) its merger or total split-off; or (vii) any other reason provided for in the company’s by-laws. (The Iberdrola By-laws do not provide for any other reason.)

When any of the circumstances specified in paragraph 1(i)(i), (iii), (iv), (v) and (vii) above occur, the Iberdrola Board must call a general shareholders’ meeting within two months of such occurrence in order to pass a winding-up resolution. If such a meeting is not called, or the winding-up resolution cannot be passed (for instance, due to a lack of quorum), or the shareholders (in general meeting) reject the winding-up, any interested person may, and the directors must, apply for the winding-up of Iberdrola before a court. If the Iberdrola Directors fail to call the general shareholders’ meeting to pass the winding-up resolution or fail to apply for the winding-up of Iberdrola as described above, they may be held jointly and severally liable for Iberdrola’s obligations incurred as from the date on which Iberdrola was subject to a legal cause for its winding-up.

Upon the commencement of the winding-up of Iberdrola, the liquidation process starts (except in the event of a merger, de-merger or any other situation of global assignment of assets and liabilities). When the liquidation process starts, Iberdrola must add the words “in liquidation” to its corporate name, Iberdrola Directors are automatically converted into liquidators according to article 62 of the Iberdrola By-laws and a liquidation supervisor (interventor) may be appointed by the liquidators to review the liquidation proceedings. Liquidators are required to prepare a balance sheet of Iberdrola which must be approved by a resolution of the shareholders in general meeting. The balance sheet, once approved, must be published in the Official Gazette of the Mercantile Registry (Boletín Oficial del Registro Mercantil) and in one of the local newspapers having the largest circulation in the province where the corporate domicile of Iberdrola is located. The liquidator may not distribute to shareholders any assets remaining after the payment of the debts until: (i) the expiration of the period during which the balance sheet can be challenged through the court (if no challenge has been filed); or (ii) final judgment having been given on claims related to the balance sheet.

(j)    Amendment of Governing Instruments

Under Spanish law, shareholders have the power to amend any provision of a company’s by-laws. The board of directors of a company is not authorised to change the company’s by-laws (except for very minor amendments, such as the change of the corporate domicile within the same municipality).

Amendments adversely affecting the rights of the holders of any class of shares will also require the passing of a resolution by holders of each class of shares affected.

See paragraph 1(d) above for a summary of the provisions regarding quora and majorities required to amend the Iberdrola By-laws.

(k)    Number, Election and Removal of Directors

The Iberdrola By-laws provide that the Iberdrola Board shall be composed of a minimum of nine directors and a maximum of twenty-one, who shall be appointed at the general shareholders’ meeting, subject to applicable legal provisions as well as to the requirements set forth in article 36.2 of the Iberdrola By-laws.

Iberdrola Directors are generally appointed by the general shareholders’ meeting. However, the Iberdrola Board has the power to provisionally fill all vacancies on the Iberdrola Board until the next general shareholders’ meeting, at which meeting the Iberdrola shareholders may confirm the appointments or elect the persons who should replace directors whose appointments are not ratified, or it shall withdraw the vacant positions or revoke such appointments. A director appointed to provisionally fill a vacancy must be an Iberdrola shareholder and his or her appointment will lapse on the date on which his or her predecessor’s would have done. If the Iberdrola Board fails to provisionally appoint an Iberdrola shareholder to fill a vacancy as described above, or if the Iberdrola shareholders resolve to revoke the appointment of a director provisionally appointed by the Iberdrola Board, the Iberdrola shareholders may appoint another person as a director to fill such vacancy.

Under Spanish law, shareholders holding and posting shares, in aggregate, equal to or greater than the number resulting from the division or result of dividing the total share capital by the number of directors, have the right to appoint a corresponding proportion of the members of the board of directors (disregarding the fractions). Shareholders who exercise this right may not vote on the appointment of other directors. This system, however, applies only to provisions of vacancies (provision de vacantes) at the Iberdrola Board.

The Iberdrola Directors shall serve in their positions for a term of five years, so long as the Iberdrola shareholders do not resolve to remove or dismiss them and they do not resign from their position. In particular, the Iberdrola Directors should submit their resignation and formalise their withdrawal upon the occurrence of any of the instances of incompatibility or prohibition against performing the duties of director provided by Law, as well as on the occurrence of any of the events set out in the regulations of the Iberdrola Board. Iberdrola Directors may be re-elected to one or more terms of five years.

Under Spanish law, shareholders may remove a director without cause at any time by passing the relevant resolution at a general shareholders’ meeting. The approval of such resolution will result in the removal of the incumbent director.

(l)    Limitation on Directors’ Liabilities

Spanish law does not permit a company to exempt any directors from any liability arising from the performance of their duties.

(m)    Indemnification of Directors and Officers

Spanish law does not permit a Spanish company to indemnify a director against any liability and it does not permit a Spanish company to authorise such indemnification in its by-laws. However, Spanish companies may purchase and maintain corporate liability insurance for directors and officers against their liabilities. Iberdrola has in place corporate liability insurance for its directors and officers.

(n)    Disclosure of Interests

An acquisition or transfer of shares in any company listed on a Spanish stock exchange where, following the transaction:

(i)	the purchaser’s holding reaches five per cent. or any multiple of five per cent. of the share capital of such company; or

(ii)	the seller’s holding is reduced from five per cent. or from any multiple of five per cent. of the share capital of such company,

must be reported within seven business days following such acquisition or transfer to the company that issued the listed shares and to the relevant governing bodies (sociedades rectoras) of the Spanish stock exchanges on which such company is listed and to the CNMV.

This threshold percentage is reduced to one per cent. or any multiple of one per cent. if the acquirer or the person who acts on his or her behalf is resident in a tax haven (as defined under Spanish law from time to time), or is resident in a country or territory where there is no authority entrusted with the supervision of the securities markets, or where the designated authority declines to exchange information with the CNMV. While the United Kingdom is not generally considered to be a tax haven for these purposes, certain of its territories, such as Jersey, Guernsey and the Isle of Man, may be.

An acquisition by a company (or a subsidiary of that company) of the company’s own shares must be reported if the acquisition, together with any other such acquisitions since the date of the last report, exceeds one per cent. of its share capital. For these purposes, sales of shares in the company by the company or by its subsidiaries are not deducted.

The directors of any company listed on a Spanish stock exchange must report to the CNMV, to the relevant governing bodies (sociedades rectoras) of the Spanish stock exchanges on which the company is listed and to the company itself the number of shares or options over the company’s shares that they hold at the time of their appointment (or, if applicable, an appropriate negative statement), whether they hold such shares or options directly or through companies they control or any other intermediary. They must also report all acquisitions or transfers of such shares and options by themselves, through the intermediaries or by companies they control.

Senior officers (directivos) of any listed company must report the acquisition of shares and options over shares as a result of an employee compensation plan related to the company share price performance to the CNMV. Any change to such employee compensation plans must also be reported.

In addition, directors and senior officers of a listed company, as well as persons with a close relationship (vínculo estrecho) with such directors and officers (within the meaning of Article 9 of Royal Decree 1333/2005, of 11 November), must also report to the CNMV all transactions over shares of the listed company’s shares, or over derivatives or other financial instruments the underlying asset of which are such shares, within the five business days following the date of the transaction. For these purposes, it will be deemed that senior officers are those who have regular access to the privileged information related, directly or indirectly, to the listed company and who, in addition, have the power to adopt management decisions relating to the future and business perspectives of the listed company.

(o)    Share Redemption/Purchase/Treasury Shares

Under Spanish law, a listed company may issue redeemable shares. These must be fully paid-up on subscription and may not exceed 25 per cent. of the company’s share capital.

A company may redeem these shares (either at the request of their holders or at the request of the company, in accordance with their terms and conditions) only out of: (i) distributable profits; (ii) available reserves; or (iii) the proceeds of a new issue of shares, for the purpose of financing the redemption. As at 22 February 2007, being the last practicable date prior to the publication of this document, Iberdrola has not issued any redeemable shares.

Under Spanish law, shareholders do not generally have the right to require a company to purchase his or her shares. As an exception, in certain special cases, if a shareholder does not vote in favour of certain company resolutions or if a shareholder holds non-voting shares, such shareholder may require a company to purchase his or her shares (at the average market price of the shares over the last quarter preceding the date of the resolution or preceding the date on which such shareholder exercises his or her right). The types of resolution to which this right relates are the substitution of a company’s corporate objects or the change of its corporate domicile to a foreign country. The shareholders have one month from the date such resolution is published in the Official Gazette of the Mercantile Registry (Boletín Oficial del Registro Mercantil) to exercise this right.

A Spanish listed company may purchase its own shares if: (i) authority has been given by a resolution of its shareholders (which may be given for a maximum period of 18 months); (ii) the par value of the company’s total treasury stock (i.e., those of the company’s shares which the company holds itself or through its subsidiaries) does not exceed five per cent. of its share capital; (iii) the company has created a reserve (without reducing the share capital or unavailable reserves) for an amount equivalent to the treasury stock value recorded by the company on its balance sheet, to be maintained until the shares are sold or redeemed; and (iv) the relevant shares are fully paid-up.

Treasury stock is subject to specific rules. In particular, Spanish law provides that the voting rights attaching to treasury stock are suspended and any dividend or return of capital is allocated to the remaining shareholders in proportion to their paid-up capital (except dividends payable on treasury shares held by a company’s subsidiaries). However, treasury stockholders (whether the company or any subsidiary) will receive the corresponding number of shares on a bonus issue of shares which will be issued credited as fully paid out of reserves.

(p)    Information Rights

From the date of publication of the notice convening the general shareholders’ meeting up to and including the seventh day prior to the date provided for the first call of the general shareholders’ meeting, the shareholders may request in writing such reports or clarifications that they deem are required, or ask such written questions as they deem pertinent, regarding the matters contained in the agenda. In addition, subject to the same prior notice and in the same manner, the shareholders may request reports or clarifications or ask written questions regarding publicly available information which has been provided by Iberdrola to the CNMV since the holding of the last general shareholders’ meeting.

During the holding of the general shareholders’ meeting, the shareholders may verbally request the information or clarifications that they deem appropriate regarding the matters contained in the agenda.

The Iberdrola Board shall be required to provide the information requested in the form and within the period provided by law, except in cases in which it is legally improper, including, specifically, those cases in which, in the opinion of the chairman, publication of the information would prejudice the interests of Iberdrola. This last exception shall not apply when the request is supported by shareholders representing at least one-fourth of the share capital. The Iberdrola Shareholder Circular shall include a statement which makes it clear that any shareholder may obtain from Iberdrola, without charge and on an immediate basis, the documents that must be submitted for approval by the shareholders, as well as the management’s report and the auditor’s report.

(q)    Challenging Corporate Resolutions

Resolutions of the general shareholders’ meeting which contravene the Law or the Iberdrola By-laws or that damage the corporate interest of Iberdrola in favour of one or various shareholders or third parties may be challenged.

Resolutions against the Law are void. An action to declare a resolution void can be initiated by any shareholder, the directors or any third party with a legitimate interest. The claim must be initiated within the 12 months following the approval of the applicable resolution or, if such resolution is required to be registered at the Mercantile Registry, following the publication in the Official Gazette of the Mercantile Registry (Boletín Oficial del Registro Mercantil). If, however, the subject matter of the resolution is against public policy, the action can be initiated at any time.

Resolutions which contravene the Iberdrola By-laws or that damage the corporate interest of Iberdrola in favour of one or more shareholders or third parties are voidable. The action to declare a resolution voidable can be initiated by those shareholders attending the meeting that have expressly opposed the resolution (provided that such opposition is included in the minutes), absent shareholders, shareholders who have been illegally deprived from their voting rights and the Iberdrola Directors. The claim must be initiated within 40 days following the date referred to in the preceding paragraph.

Resolutions by the Iberdrola Board that are void or voidable can be challenged by shareholders representing at least five per cent. of the voting share capital of Iberdrola and by the Iberdrola Directors.

(r)    Summary of the Proposed Amendments to the Iberdrola By-laws

The Iberdrola Board is proposing amendments to the Iberdrola By-laws which, among other things, would (i) bring the Iberdrola By-laws in line with the Spanish Combined Code of Corporate Governance (Código Unificado de Buen Gobierno) (the “Code”) and (ii) update the Iberdrola By-laws to reflect current practice. Additionally, Iberdrola is proposing amendments to its regulations governing both shareholder and board meetings and its regulations governing both the nomination and remuneration committee and the audit and compliance committee, as well as the internal regulations for conduct in the securities market, the purpose of which would be to bring these regulations into line with the Code and with the amendments made to the Iberdrola By-laws.

It is proposed that the amendments to the Iberdrola By-laws and to their regulations governing shareholders’ meetings will be presented to the Iberdrola Shareholders’ Meeting for approval by the Iberdrola Shareholders.

(i)	Corporate Governance

As a result of the guidance published by the CNMV which requires companies listed on the Bolsas de Valores to declare whether or not they are compliant with the provisions of the Code when presenting their annual corporate governance reports corresponding to the year 2007 (which must be sent during the first six months of 2008), the Iberdrola Board has resolved to propose certain amendments to the Iberdrola By-laws to ensure such compliance. The primary amendments proposed would, among other things: (a) expand the regulation of the powers of the Iberdrola Board, including in relation to the appointment and remuneration of the members of the Iberdrola Board and senior officers of Iberdrola, the budget proposals, investment strategies and risk management; (b) adapt the different classes of members of the Iberdrola Board to the new definitions contained in the Code; (c) govern the manner of the appointment of the secretary and vice-secretary of the Iberdrola Board; (d) further define the powers of Iberdrola’s nomination and remuneration committee; and (e) expand the powers of the chief executive officer of Iberdrola in relation to the appointment, dismissal and remuneration of senior officers.

(ii)	Updates to the By-laws

Additionally, the Iberdrola Board is taking this opportunity to update the existing Iberdrola By-laws. The primary aim of these proposed amendments is to clarify any ambiguity and to minimise any anachronisms which may exist in the current Iberdrola By-laws. The relevant proposed amendments would: (a) introduce new guidelines in relation to the exceptions to shareholder pre-emption rights; (b) eliminate the current requirement for a proxy to be a shareholder; (c) confirm and expand the general directors’ fiduciary duties of Iberdrola Directors; (d) grant the chairman of the Iberdrola Board the casting vote on any hung resolution; (e) adapt the content of Iberdrola’s web page to the regulations approved by the CNMV; and (f) establish the exclusive jurisdiction of the corporate domicile of Iberdrola in relation to all disputes arising between Iberdrola and its shareholders regarding corporate matters.

(iii)	Split of Iberdrola Shares

A resolution will be considered and, if thought fit, passed at the Iberdrola Shareholders’ Meeting authorising the Iberdrola Board to split each €3.00 share into four shares of €0.75 each. Such split could only take effect after the Offer is effected. In such a case, the Iberdrola By-laws would be amended to reflect this change.

2    Description of Iberdrola CDIs

(a)    Issue of Iberdrola CDIs representing Entitlements to Iberdrola Shares

As described in paragraph 20(d) of Part 4 of this document, Iberdrola Shares are traded, cleared and settled through Iberclear and, unlike ScottishPower Shares, are not capable of being admitted and settled directly in the usual UK settlement systems. In addition, Iberdrola Shares may only be held in uncertificated form with the ownership rights of shareholders being represented by book entries rather than share certificates.

In order to facilitate trading of the New Iberdrola Shares in the UK, Iberdrola intends that the New Iberdrola Shares will initially be delivered, held and settled in CREST by means of the CREST International Settlement Links Services, and in particular through CREST’s link with Euroclear and Euroclear’s link with Iberclear through Santander. Iberclear is the Spanish clearance and settlement system, which is in charge of the clearing and settlement of all trades from the Bolsas de Valores. CREST’s link operates via the services of Euroclear Nominees, which, in turn, operates via the services of Santander as participating entity in Iberclear. By virtue of these links, CREST may issue CREST Depository Interests representing New Iberdrola Shares for investors (as explained in more detail below).

Under the CREST International Settlement Links Services, CREST Depository Limited, a subsidiary of CRESTCo, issues dematerialised depository interests representing entitlements to non-UK securities (in this case the New Iberdrola Shares), known as CREST Depository Interests or CDIs. CDIs may be held, transferred and settled solely within CREST. However, CDI holders (provided they cancel their CDIs) are able to deliver their underlying shares to a participant in the relevant settlement system (e.g. Iberclear). Upon receipt of Iberdrola CDIs, ScottishPower Shareholders will therefore not be the registered holders of the New Iberdrola Shares to which they are entitled as a result of the implementation of the Scheme. The registered holder of such shares will be Euroclear Nominees, who will hold them on trust (as bare trustee under English law) for Euroclear as operator of the Euroclear system, which shall credit that interest for the account of CREST Depository Limited’s nominee, CREST Nominees, in Euroclear pursuant to which CREST Depository Limited will issue the Iberdrola CDIs. However, ownership of Iberdrola CDIs will represent each ScottishPower Shareholder’s entitlement to such New Iberdrola Shares.

Following issue of the Iberdrola CDIs, holders of the Iberdrola CDIs will, at their option, be able to effect the cancellation of their Iberdrola CDIs in CREST in order to hold their underlying New Iberdrola Shares directly by sending an instruction to CREST to that effect (via the Corporate Nominee in the case of holders of Iberdrola CDIs holding through the Corporate Nominee Facility described in paragraph 20(e) of Part 4 of this document) and will be entitled to arrange for the transfer of their New Iberdrola Shares (as represented by their holding of Iberdrola CDIs) into a shareholding account with a depositary financial institution which is a participant in Iberclear. Certain transfer fees will be payable by a holder of Iberdrola CDIs (including those holding through the Corporate Nominee Facility (described in paragraph 20(e) of Part 4 of this document) who makes such a transfer. However, any former Certificated Holder who is issued with Iberdrola CDIs pursuant to the Scheme will not be charged any such transfer fees for the first such transfer, provided such transfer is effected within six weeks of the Effective Date.

Iberdrola will arrange for the Corporate Nominee to hold Iberdrola CDIs in CREST on behalf of all Certificated Holders. The terms and conditions of these arrangements will be sent to all Certificated Holders whose Iberdrola CDIs are held on their behalf through the Corporate Nominee Facility together with a letter setting out their entitlement shortly after the Effective Date.

The terms and conditions upon which CDIs are issued and held in CREST are set out in the CREST Deed Poll and other related documents in the CREST Manual including, in particular, the International Manual.

(b)    General Rights attaching to the Iberdrola CDIs

As set out in paragraph 2(a) of this Part 8, ScottishPower Shareholders who are entitled to receive New Iberdrola Shares under the Scheme will receive their New Iberdrola Shares in the form of Iberdrola CDIs. Holders of Iberdrola CDIs will not be the registered holders of the New Iberdrola Shares to which they are entitled under the Scheme and they will only be able to enforce and exercise the rights relating to the Iberdrola Shares described in paragraph 1 of this Part 8 to the extent of, and pursuant to, the arrangements described below.

In order to allow the holders of Iberdrola CDIs to exercise rights relating to the New Iberdrola Shares, Iberdrola will, prior to the Effective Date, enter into arrangements pursuant to which it will procure that, with effect from the Effective Date, all holders of Iberdrola CDIs (including all former Certificated Holders whose Iberdrola CDIs are held through the Corporate Nominee Facility described in paragraph 20(e) of Part 4 of this document):

(i)	will receive notices, in English, of all general shareholders’ meetings of Iberdrola;

(ii)	will be able to give directions as to voting at all general shareholders’ meetings of Iberdrola;

(iii)	will have made available to them and will be sent, at their request, copies of the annual report and accounts of Iberdrola and all of the documents issued by Iberdrola to Iberdrola shareholders (in each case, in English); and

(iv)	will be treated in the same manner as registered Iberdrola shareholders in respect of all other rights attaching to New Iberdrola Shares,

in each case, in so far as reasonably practicable and possible in accordance with applicable CREST Regulations and CREST Requirements and applicable law and subject to the provisions of paragraphs 2(c) to 2(f) of this Part 8.

(c)    Dividends

It is intended that the arrangements referred to in paragraph 1(b) of this Part 8 will include provisions dealing with the payment of amounts in respect of dividends, including in relation to the receipt of dividends in Sterling.

Following the Offer becoming effective, Uncertificated Holders will, for so long as the Iberdrola CDIs delivered to them are held in CREST and CREST continues to provide such service, be able, if they so wish, to have amounts in respect of dividends paid on the New Iberdrola Shares in Euros by Iberdrola converted into and paid to them in Sterling (without foreign exchange commission) by CREST Depository Limited.

As the vast majority of Certificated Holders are resident in the UK, Iberdrola will procure that the provider of the Corporate Nominee Facility will, for so long as CREST continues to provide such service, elect to receive any amounts in respect of dividends paid on New Iberdrola Shares represented by the Iberdrola CDIs held through the Corporate Nominee Facility, in Sterling. Accordingly, following the Offer becoming effective, Certificated Holders on whose behalf a Corporate Nominee holds Iberdrola CDIs pursuant to the arrangement described in paragraph 20(e) of Part 4 of this document will, for so long as such arrangement remains in place and CREST continues to provide such service, have amounts in respect of dividends paid on New Iberdrola Shares in Euros by Iberdrola converted into and paid to them in Sterling (without foreign exchange commission).

Holders of Iberdrola CDIs who wish to participate in the DRiP must first effect the cancellation of their Iberdrola CDIs for their underlying New Iberdrola Shares which must then be held with a depositary financial institution which is a participant in Iberclear. Details of how such cancellation can be effected are set out in paragraph 20(d)(iv) of Part 4 of this document. Iberdrola will investigate the possibility of Iberdrola CDI holders whose Iberdrola CDIs are held through the Corporate Nominee Facility described in paragraph 20(d)(iv) of Part 4 of this document participating in the DRiP in respect of future dividends.

(d)    Meetings of Iberdrola Shareholders and Voting Rights

The arrangements referred to in paragraph 2(b) of this Part 8 will also include provisions facilitating, so far as practicable and to the extent permitted by applicable law, the participation of Iberdrola CDI holders in capital events in the same manner as Iberdrola shareholders. Details of who has the right to attend general shareholders’ meetings of Iberdrola are set out in paragraph 1(c) of this Part 8.

Holders of Iberdrola CDIs (including former Certificated Holders whose Iberdrola CDIs are held through the Corporate Nominee Facility described in paragraph 20(e) of Part 4 of this document) are not entitled to attend and vote at general shareholders’ meetings of Iberdrola. If they wish to use such voting rights as set out above by personally attending a general shareholders’ meeting of Iberdrola or through the appointment of a proxy (who must also be an Iberdrola Shareholder), they must first effect the cancellation of their Iberdrola CDIs and deliver their underlying New Iberdrola Shares to a depositary financial institution which is a participant in Iberclear at least five days before the relevant general shareholders’ meeting. On so doing, they will, subject to and in accordance with the Iberdrola By-laws, be able to attend and vote in person at the relevant general shareholders’ meeting of Iberdrola. Details of how such cancellation can be effected are set out in paragraph 20(d)(iv) of Part 4 of this document.

Such holders of Iberdrola CDIs will, however, be entitled to give directions to the registered shareholders in respect of the relevant underlying New Iberdrola Shares for voting their underlying New Iberdrola Shares pursuant to the arrangements which Iberdrola intends to put in place and which are set out above.

In addition, under the Iberdrola By-laws, the chairman of Iberdrola has the right to invite any person to be present at a general shareholders’ meeting of Iberdrola, subject to the right of Iberdrola shareholders to revoke such authorisation. The chairman may, at his discretion, extend such invitation to holders of Iberdrola CDIs (including former Certificated Holders whose Iberdrola CDIs are held through the Corporate Nominee Facility described in paragraph 20(e) of Part 4 of this document) who wish to be present at a general shareholders’ meeting of Iberdrola without effecting the cancellation of their Iberdrola CDIs for their underlying New Iberdrola Shares. It should be noted that any person present at a general shareholders’ meeting of Iberdrola by invitation of the chairman is not entitled to speak, vote or exercise other shareholder rights in person at such meeting.

(e)    Information Rights

In addition to the right to receive information (including notices of all general shareholders’ meetings of Iberdrola and copies of the annual report and accounts of Iberdrola and all of the documents issued by Iberdrola to Iberdrola shareholders (in each case, in English)) referred to in paragraph 2(b) of this Part 8, Iberdrola will procure that the provider of the Corporate Nominee Facility described in paragraph 20(e) of Part 4 of this document will send to former Certificated Holders on whose behalf the Corporate Nominee holds Iberdrola CDIs pursuant to the arrangement described in paragraph 20(e) of Part 4 of this document a statement of their holdings in Iberdrola CDIs on joining the Corporate Nominee Facility and at least once a year afterwards, for so long as such holder retains some Iberdrola CDIs in the account of the Corporate Nominee.

All former Certificated Holders will be sent, together with their initial Statement of Ownership detailing the number of Iberdrola CDIs held on their behalf in the Corporate Nominee Facility, a booklet containing the terms and conditions of the Corporate Nominee arrangements which will include a description of the procedure to be followed for cancelling Iberdrola CDIs and effecting the transfer of the underlying New Iberdrola Shares and provisions relating to exclusion of liability on the part of the relevant Corporate Nominee in respect of Iberdrola CDI holders.

(f)    Transfers of New Iberdrola Shares underlying Iberdrola CDIs

A description of the procedure to be followed by a former Certificated Holder who wishes to cancel the Iberdrola CDIs held on his behalf pursuant to the Corporate Nominee arrangement described in paragraph 20(e) of Part 4 of this document and effect the transfer of his underlying New Iberdrola Shares will be set out in the booklet to be sent to all former Certificated Holders together with their initial Statement of Ownership as referred to in paragraph 20(e) of Part 4 of this document. Former Uncertificated Holders will be able to cancel their Iberdrola CDIs and effect the transfer of their underlying New Iberdrola Shares in accordance with the relevant rules and practices of CREST (subject to any legal restrictions on transfer in any jurisdiction).

Any cancellation of Iberdrola CDIs will involve the disposal of the underlying interest in the New Iberdrola Shares. If former ScottishPower Shareholders dispose of their underlying New Iberdrola Shares by way of sale, gift or on death, then Spanish tax requirements, which are described in paragraph 26 of Part 4 of this document, apply. For UK tax residents, these requirements are described in paragraph 26 of Part 4 of this document. For US tax residents, there are additional requirements which are described in paragraph 26 of Part 4. Former ScottishPower Shareholders who are in any doubt, and in particular those who are tax resident other than in the UK or US, should take appropriate professional advice.

3    Description of the Iberdrola ADSs

Shortly following the Effective Date, Euroclear Nominees shall direct Santander that the Iberdrola Depositary be registered with Santander as the holder of the number of New Iberdrola Shares to which the ScottishPower Depositary is entitled under the Scheme in order for the Iberdrola Depositary to issue the Iberdrola ADSs.

Each Iberdrola ADS will represent an ownership interest in one New Iberdrola Share deposited with the custodian, as agent of the Iberdrola Depositary. In the future, each Iberdrola ADS will also represent any securities, cash or other property deposited with the Iberdrola Depositary but which they have not distributed directly to the holder. Unless specifically requested by the ADS holder, all Iberdrola ADSs will be issued on the books of the Iberdrola Depositary in book-entry form and periodic statements will be mailed to the ADS holder which reflect their ownership interest in such Iberdrola ADSs. In the description, references to Iberdrola American depositary receipts (“ADRs”) shall include the statements ADS holders will receive which reflect their ownership of Iberdrola ADSs.

The Iberdrola Depositary’s office is located at 4 New York Plaza, New York, NY 10004.

If you hold Iberdrola ADSs directly, by having an Iberdrola ADS registered in your name on the books of the Iberdrola Depositary, you are an ADR holder. This description assumes you hold your Iberdrola ADSs directly. If you hold the Iberdrola ADSs indirectly through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, Iberdrola will not treat you as a shareholder and you will not have any shareholder rights. Spanish law governs shareholder rights. Because the Iberdrola Depositary or its nominee will be the shareholder of record for the shares represented by all outstanding Iberdrola ADSs, shareholder rights in respect of the Iberdrola Shares underlying the Iberdrola ADSs rest with such record holder. All rights of a holder of Iberdrola ADSs derive from the terms of the Iberdrola Deposit Agreement to be entered into among Iberdrola, the Iberdrola Depositary and all registered holders from time to time of Iberdrola ADSs issued thereunder. The obligations of the Iberdrola Depositary and its agents are also set out in the Iberdrola Deposit Agreement. Because the Iberdrola Depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The Iberdrola Deposit Agreement and the Iberdrola ADSs are governed by New York law.

The following is a summary of the material terms of the Iberdrola Deposit Agreement.

(a)	Share Dividends and Other Distributions

Dividends and other distributions on the Iberdrola Shares

To the extent Iberdrola makes any distributions with respect to the Iberdrola Shares, the Iberdrola Depositary will pay registered holders of Iberdrola ADSs the cash dividends or other distributions it or the custodian receives on Iberdrola Shares or other deposited securities, after converting any cash received into US Dollars and, in all cases, making any necessary deductions provided for in the Iberdrola Deposit Agreement. Distributions will be made pro rata on a per Iberdrola ADS basis.

Except as stated below, to the extent the Iberdrola Depositary is legally permitted, it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

(i)	Cash. The Iberdrola Depositary will distribute any US Dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders and (iii) deduction of the Iberdrola Depositary’s expenses in (1) converting any foreign currency to US Dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or US Dollars to the United States by such means as the Iberdrola Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

(ii)	Shares. In the case of a distribution in shares, the Iberdrola Depositary will issue additional ADRs to evidence the number of Iberdrola ADSs representing such shares. Only whole Iberdrola ADSs will be issued. Any shares which would result in fractional Iberdrola ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

(iii)	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if Iberdrola provides satisfactory evidence that the Iberdrola Depositary may lawfully distribute such rights, the Iberdrola Depositary will distribute warrants or other instruments representing such rights. However, if Iberdrola does not furnish such evidence, the Iberdrola Depositary may:

(A)	sell such rights if practicable and distribute the net proceeds as cash; or

(B)	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

Iberdrola has no obligation to file a registration statement under the US Securities Act in order to make any rights available to ADR holders.

(iv)	Other Distributions. In the case of a distribution of securities or property other than those described above, the Iberdrola Depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the Iberdrola Depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the Iberdrola Depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the Iberdrola Depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the Iberdrola ADSs will also represent the retained items.

Any US Dollars will be distributed by cheques drawn on a bank in the United States for whole US Dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the Iberdrola Depositary in accordance with its then-current practices. The Iberdrola Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. There can be no assurance that the Iberdrola Depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

(b)	Deposit, Withdrawal and Cancellation

How does the Iberdrola Depositary issue Iberdrola ADSs?

The Iberdrola Depositary will issue Iberdrola ADSs on the deposit of Iberdrola Shares or evidence of rights to receive Iberdrola Shares with the Iberdrola Depositary’s custodian in Spain and receipt of payment of the fees and expenses owing to the Iberdrola Depositary in connection with any such issuance. Iberdrola Shares deposited in the future with such custodian must be accompanied by certain delivery documentation, including instruments showing that such Iberdrola Shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

Upon each deposit of Iberdrola Shares, receipt of related delivery documentation and compliance with the other provisions of the Iberdrola Deposit Agreement, including the payment of the fees and charges of the Iberdrola Depositary and any taxes or other fees or charges owing, the Iberdrola Depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of Iberdrola ADSs to which such person is entitled. All of the Iberdrola ADSs issued will, unless specifically requested to the contrary, be part of the Iberdrola Depositary’s direct registration system, and a registered holder will receive periodic statements from the Iberdrola Depositary which will show the number of Iberdrola ADSs registered in such holder’s name. An ADR holder can request that the Iberdrola ADSs not be held through the Iberdrola Depositary’s direct registration system and that a certificated ADR be issued.

Withdrawal of Iberdrola Shares

Upon proper presentation of Iberdrola ADSs at the Iberdrola Depositary office and proper instructions and documentation, the Iberdrola Depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying Iberdrola Shares at its custodian’s office or effect delivery by such other means as the Iberdrola Depositary deems practicable, including transfer to an account of an accredited financial institution on behalf of the holder of Iberdrola ADSs cancelling such Iberdrola ADSs. At the risk, expense and request of a holder of Iberdrola ADSs, the Iberdrola Depositary may deliver deposited securities at such other place as is requested.

The Iberdrola Depositary may only restrict the withdrawal of Iberdrola Shares in connection with:

•

temporary delays caused by closing our transfer books or those of the Iberdrola Depositary or the deposit of Iberdrola Shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any US or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the Iberdrola Deposit Agreement.

Record Dates

The Iberdrola Depositary may fix record dates for the determination of the ADR holders who will be entitled (or obliged, as the case may be):

•	to receive a dividend, a distribution or rights;

•	to give instructions for the exercise of voting rights at a meeting of holders of Iberdrola Shares;

•

for the determination of the registered holders who shall be responsible for the fee assessed by the Iberdrola Depositary for administration of the ADR programme and for any expenses as provided for in the ADRs;

•	to receive any notice or to act in respect of other matters;

all subject to the provisions of the Iberdrola Deposit Agreement.

(c)	Voting Rights

Registered holders of Iberdrola ADSs may be requested to provide the Iberdrola Depositary with voting instructions with respect to shareholder meetings. Such registered holders may instruct the Iberdrola Depositary how to exercise the voting rights for the Iberdrola Shares which underlie such holder’s Iberdrola ADSs. After receiving voting materials, the Iberdrola Depositary will notify the Iberdrola ADS holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as is contained in the voting materials and describe how registered holders of Iberdrola ADSs may instruct the Iberdrola Depositary to exercise the voting rights for the Iberdrola Shares which underlie their Iberdrola ADSs, including instructions for giving a discretionary proxy to a person designated by Iberdrola. For instructions to be valid, the Iberdrola Depositary will try, as far as is practical, subject to the provisions of and governing the underlying Iberdrola Shares, to vote or to have its agents vote the Iberdrola Shares only as instructed. The Iberdrola Depositary will not itself exercise any voting discretion. Furthermore, neither the Iberdrola Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that voting materials will be received in time to instruct the Iberdrola Depositary to vote and it is possible that holders of Iberdrola ADSs, or persons who hold their Iberdrola ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

(d)	Reports and Other Communications

The Iberdrola Depositary will make available for inspection by ADR holders any written communications from Iberdrola which are both received by the custodian or its nominee as a holder of Iberdrola Shares and made generally available to the holders of Iberdrola Shares.

Additionally, if Iberdrola makes any written communications generally available to holders of Iberdrola Shares, including the Iberdrola Depositary or the custodian, the Iberdrola Depositary will mail copies of them to such registered holders.

(e)	Fees and Expenses

A fee will be charged with respect to each issuance of Iberdrola ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender or cancellation of Iberdrola ADSs in exchange for deposited securities. The fee in each case is up to US $5.00 for each 100 Iberdrola ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•

for receiving and paying any cash dividends on or in respect of the Iberdrola Shares underlying the Iberdrola ADSs, and for the administration of the Iberdrola ADR Facility, an annual fee of US $0.04 per Iberdrola ADS per calendar year, (which fee may be charged in part on a periodic basis during each calendar year or in full at one time, and shall be assessed against holders of Iberdrola ADSs as of the record date or record dates set by the Iberdrola Depositary during each calendar year and shall be payable at the sole discretion of the Iberdrola Depositary by billing such Iberdrola ADS Holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

any charge payable by any of the Iberdrola Depositary or any of the Iberdrola Depositary’s agents, including, without limitation, the custodian, or the agents of the Iberdrola Depositary’s agents in connection with the servicing of the Iberdrola Shares or other securities held under the Iberdrola Deposit Agreement (which charge shall be assessed against registered holders of Iberdrola ADSs as of the record date or dates set by the Iberdrola Depositary and shall be payable at the sole discretion of the Iberdrola Depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the Iberdrola Depositary in connection with the conversion of foreign currency into US Dollars.

(f)	Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the Iberdrola Depositary on any Iberdrola ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the Iberdrola Depositary may (i) deduct the amount thereof from any cash distributions or (ii) sell Iberdrola Shares or other securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the Iberdrola Depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the Iberdrola Depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an Iberdrola ADS or an interest therein, such holders and beneficial holders will be agreeing to indemnify Iberdrola, the Iberdrola Depositary, its custodian and any of each such entity’s directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, such Iberdrola ADSs.

(g)	Reclassifications, Recapitalisations and Mergers

If Iberdrola takes certain actions that affect the Iberdrola Shares, including (i) any change in nominal value, split-up, consolidation, cancellation or other reclassification of Iberdrola Shares or (ii) any recapitalisation, reorganisation, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of Iberdrola’s assets, then the Iberdrola Depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the Iberdrola Depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each Iberdrola ADS will then represent a proportionate interest in such property.

(h)	Amendment and Termination

The Iberdrola Deposit Agreement and the Iberdrola ADSs may be amended for any reason without the consent of holders of Iberdrola ADSs. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the Iberdrola Deposit Agreement or the form of ADR to ensure compliance therewith, amendments may be adopted any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or received by holders of Iberdrola ADSs.

The Iberdrola Depositary shall at the written direction of Iberdrola terminate the Iberdrola Deposit Agreement by mailing notice of such termination to the registered holders of Iberdrola ADSs at least 30 days prior to the date fixed in such notice for such termination. After termination, the Iberdrola Depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the Iberdrola Depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the Iberdrola Depositary shall have no obligations except to account for such proceeds and other cash. The Iberdrola Depositary will not be required to invest such proceeds or pay interest on them.

(i)	Limitations on Obligations and Liability to ADR holders

Prior to the issue, registration, registration of transfer, split-up, combination or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the Iberdrola Depositary and its custodian may require holders of Iberdrola ADSs and others to pay, provide or deliver:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the Iberdrola Deposit Agreement;

•

the production of proof satisfactory to the Iberdrola Depositary and/or its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including, without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by it or on our behalf for the transfer and registration of Iberdrola Shares, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the Iberdrola Deposit Agreement and the Iberdrola ADSs, as it may deem necessary or proper; and

•	compliance with such regulations as the Iberdrola Depositary may establish consistent with the Iberdrola Deposit Agreement.

The Iberdrola Deposit Agreement expressly limits the obligations and liability of the Iberdrola, the Iberdrola Depositary and each of their respective agents. Neither Iberdrola nor the Iberdrola Depositary nor any such agent will be liable if:

(i)	present or future law, rule or regulation of the United States, Spain or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of Iberdrola’s charter or any act of God, war, terrorism or other circumstance beyond our, the Iberdrola Depositary’s or Iberdrola’s respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the Iberdrola Deposit Agreement or the ADRs provide shall be done or performed by Iberdrola, the Iberdrola Depositary or any of their respective agents (including, without limitation, voting);

(ii)	it exercises or fails to exercise discretion under the Iberdrola Deposit Agreement or the ADR;

(iii)	it performs its obligations without gross negligence or bad faith;

(iv)	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

(v)	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the Iberdrola Depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. Iberdrola and its agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in Iberdrola’s opinion may involve it in expense or liability, if indemnity satisfactory to Iberdrola against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The Iberdrola Depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the Iberdrola Deposit Agreement, any registered holder or holders of ADRs, any Iberdrola ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including, without limitation, laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The Iberdrola Depositary will not be responsible for failing to carry out instructions to vote the deposited securities (provided such act or omission to act was not in bad faith) or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall Iberdrola, the Iberdrola Depositary or any of their respective agents be liable to holders of Iberdrola ADSs or interests therein for any indirect, special, punitive or consequential damages.

The Iberdrola Depositary may own and deal in deposited securities and in Iberdrola ADSs.

(j)	Requirements for Depositary Actions

Iberdrola, the Iberdrola Depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the Iberdrola Deposit Agreement provides otherwise) until the following conditions have been met:

(i)	the holder has paid all taxes, governmental charges, and fees and expenses as required in the Iberdrola Deposit Agreement;

(ii)	the holder has provided the Iberdrola Depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

(iii)	the holder has complied with such regulations as the Iberdrola Depositary may establish under the Iberdrola Deposit Agreement.

The Iberdrola Depositary may also suspend the issuance of Iberdrola ADSs, the deposit of Iberdrola Shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the Iberdrola Deposit Agreement provides otherwise), if the register for ADRs or any deposited securities is closed (or the Iberdrola Depositary decides it is advisable to do so).

(k)	Books of Depositary

The Iberdrola Depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the Iberdrola Depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the Iberdrola Deposit Agreement. Such register may be closed from time to time, when deemed expedient by the Iberdrola Depositary.

The Iberdrola Depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

(l)	Differences between ScottishPower ADSs and Iberdrola ADSs

The following are the primary material differences between the ScottishPower Deposit Agreement and the Iberdrola Deposit Agreement.

•	Each ScottishPower ADS represents four ScottishPower Shares, while each Iberdrola ADS represents one Iberdrola Share.

•	ScottishPower ADSs are listed on the New York Stock Exchange, while Iberdrola ADSs are currently not intended to be listed or traded on any exchange.

•

ScottishPower ADS Holders are appointed as proxy by the ScottishPower Depositary in accordance with the ScottishPower Articles and are therefore entitled to exercise their rights with respect to the number of underlying ScottishPower Shares represented by the respective ScottishPower ADSs. By contrast, Iberdrola ADS Holders are only entitled to instruct the Iberdrola Depositary to exercise their rights with respect to the number of underlying Iberdrola Shares represented by the respective Iberdrola ADSs.

•	ScottishPower ADS Holders were not subject to the dividend and administration fee of US$0.04 per calendar year and described above under subsection (e) to which Iberdrola ADS Holders will be subject.

PART 9

SUMMARY OF TERMS OF LOAN NOTES

1    Introduction

As an alternative to some or all of the cash consideration which would otherwise be receivable under the Scheme, ScottishPower Shareholders (other than Excluded Overseas Persons and ScottishPower ADS Holders) will, subject to the conditions and further terms set out below and the white Form of Election, be able to elect to receive Loan Notes to be issued by Iberdrola. The terms of the Loan Notes will be such that the Loan Notes should not constitute qualifying corporate bonds for individuals for the purposes of UK taxation. The Loan Note Instrument will contain provisions, among other things, to the effect set out below.

2    Conditions

2.1	Unless Iberdrola decides otherwise, no Loan Notes will be issued by Iberdrola unless, on or before the Effective Date, the aggregate nominal value of all Loan Notes to be issued as a result of valid elections for the Loan Note Alternative exceeds £20 million. If such aggregate nominal value is less than £20 million, any such election shall, unless Iberdrola decides otherwise, be void and the relevant ScottishPower Shareholders will be deemed not to have made an election under the Loan Note Alternative.

2.2	Up to a maximum amount of £750 million of Loan Notes in aggregate nominal value will be available under the Loan Note Alternative. To the extent that ScottishPower Shareholders validly elect to receive Loan Notes pursuant to the Loan Note Alternative which in aggregate nominal value exceed £750 million, the entitlement of each ScottishPower Shareholder who so validly elects will be scaled down pro rata.

3    Form and Status

The Loan Notes will be issued by Iberdrola, credited as fully paid, in amounts and integral multiples of £1 and the balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued and will instead be settled in cash. The Loan Notes will constitute direct, unsecured and unsubordinated obligations of Iberdrola.

4    Interest

4.1	Interest on the Loan Notes will be payable (subject to any requirement to deduct income tax or other relevant taxes required to be withheld or deducted therefrom) every six months in arrears on 30 June and 30 December in each year or, if such a day is not a Business Day, on the next Business Day (“Interest Payment Dates”) except that the first payment of interest on the Loan Notes will be made on 30 December 2007 in respect of the period from and including the day after that on which the Loan Notes are issued up to but excluding 30 December 2007 (the “First Interest Period”). From and including 30 December 2007, the period from and including each Interest Payment Date to and excluding the subsequent Interest Payment Date is hereinafter called an “Interest Period”.

4.2

The rate of interest on the Loan Notes for each Interest Period will be the rate per annum which is 0.50 per cent. below LIBOR (rounded down, if necessary, to four decimal places) which is quoted as of 11.00 a.m. on the first Business Day of the Interest Period on the appropriate Telerate page (or such other page or service as may replace it for the purpose of displaying London inter-bank Sterling offered rates of leading reference banks) as being the interest rates offered in the London inter-bank market for six-month Sterling deposits but if the agreed page is replaced or the service ceases to be available, the rate of interest for each Interest Period shall be 0.50 per cent. below the relevant arithmetic mean (rounded as mentioned above) to be determined instead on the basis of the respective rates (as quoted to Iberdrola at its request) at which each of any two London clearing banks selected by Iberdrola is offering six-month Sterling deposits to prime banks in the London inter-bank market at or about 11.00 a.m. on the first Business Day of the relevant Interest Period.

4.3	If a rate of interest cannot be established in accordance with the provisions of sub-paragraph 4.2 above for any Interest Period, the rate of interest on the Loan Notes for that Interest Period shall be the same as that applicable to the Loan Notes during the previous Interest Period, unless such prime bank in the London inter-bank market as Iberdrola shall reasonably select for the purpose shall have been prepared to offer a rate as aforesaid, in which case the rate of interest for the relevant Interest Period shall be determined on the basis of the rate so offered.

4.4	Each instalment of interest shall be calculated on the basis of a 365-day year (or, in the case of an Interest Payment Date falling in a leap year, a 366-day year) and the number of days elapsed in the relevant Interest Period.

For the avoidance of doubt, the interest for the First Interest Period ending 30 December 2007 will be calculated with reference to the six-month Sterling LIBOR prevailing as at the date of issue of the Loan Notes.

5    Repayment and Redemption

5.1	A Loan Note Holder may require Iberdrola to repay the whole or any part of the principal amount of his holding of Loan Notes (together with accrued interest) in minimum denominations of £1,000, unless the holder of Loan Notes has a total holding of less than £1,000, in which case the total Loan Note holding, but not part thereof, may be redeemed. The Loan Notes are redeemable at the option of the holder for cash at par on any Interest Payment Date falling between the first Interest Payment Date and 23 April 2012 (“Final Redemption Date”), both dates inclusive, by giving not more than 60 days’ and not less than 14 days’ prior notice in writing to Iberdrola accompanied by the certificate(s) for all the Loan Notes to be repaid and a notice of redemption.

5.2	If, at any time after six months from the issue of the Loan Notes, the aggregate principal amount of all Loan Notes outstanding is less than £2 million, Iberdrola shall be entitled on giving the remaining Loan Note Holders not more than 60 days’ notice and not less than 30 days’ notice in writing, to redeem all (but not some only) of the Loan Notes at par together with accrued interest (subject to any requirement to deduct income tax or other relevant taxes required to be withheld or deducted) up to but excluding the date of redemption.

5.3	Iberdrola will have the right to redeem the Loan Notes at par on any Interest Payment Date on 14 days’ written notice if interest payable under the Loan Notes is reasonably expected by Iberdrola to fall to be treated as a distribution for corporation tax purposes.

5.4	Any Loan Notes not previously repaid, redeemed or purchased will be repaid in full at par on the Final Redemption Date, together with accrued interest (subject to any requirement to deduct income tax or other relevant taxes required to be withheld or deducted) up to but excluding that date.

6    Repayment on Default

Each Loan Note Holder will be entitled by written notice to Iberdrola to require all or part (£1 nominal amount or any integral multiple thereof) of the Loan Notes held by him to be repaid at par together with accrued interest (subject to any requirement to deduct any income tax) if:

6.1	any principal or interest on any of the Loan Notes held by that Loan Note Holder is not paid in full within 30 days after the due date for payment; or

6.2	an order is made by a competent court or an effective resolution is passed for the winding-up or dissolution of Iberdrola (other than for the purposes of a reconstruction, amalgamation, merger or members’ voluntary winding-up on terms previously approved by an extraordinary resolution).

7    Substitution of Principal Debtor

7.1	The Loan Note Instrument will contain provisions which will entitle Iberdrola to substitute in place of Iberdrola any group company or group companies (as defined in the Loan Note Instrument) as the principal debtor or debtors under the Loan Note Instrument, or any instrument expressed to be supplemental thereto, and the Loan Notes. ScottishPower Shareholders receiving Loan Notes as a consequence of their elections under the Loan Note Alternative will be deemed to have expressly consented to such substitution by virtue of their election to receive Loan Notes.

7.2	Iberdrola unconditionally and irrevocably guarantees as future guarantor that if the group company or group companies substituted as the principal debtor in accordance with paragraph 7.1 above does not pay any sum payable by it under the Loan Notes within 30 Business Days of the time and date specified for such payment (whether on the normal due date, on acceleration or otherwise), Iberdrola, as future guarantor, (subject to certain conditions set out in the Loan Note Instrument) shall on demand pay that sum to the relevant Loan Note Holder.

8    Registration and Transfer

8.1	The Loan Notes will be evidenced by certificates and will be registered in amounts or integral multiples of £1, provided that transfers of Loan Notes will not be registered during the seven days immediately preceding an Interest Payment Date or while the register of Loan Note Holders is closed.

8.2	The Loan Notes will not be transferable without the prior consent of Iberdrola.

8.3	No application has been made or is intended to be made to any stock exchange for the Loan Notes to be listed or otherwise traded.

8.4	The Loan Notes have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.

8.5	The Loan Notes will not be offered, distributed or sold in Spain except in accordance with the requirements of: (a) the Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated (including, in particular, as amended by Royal Decree-Law 5/2005, of 11 March (Real Decreto-Ley 5/2005, de 11 de marzo, de reformas urgentes para el impulso de la productividad y para la mejora de la contratación pública), which implements Directive 2003/71/EC of 4 November 2003); (b) Royal Decree 1310/2005, of 4 November (Real Decreto 1310/2005, de 4 de noviembre, por el que se desarrolla parcialmente la Ley 24/1988, de 28 de julio, del Mercado de Valores, en materia de admisión a negociación de valores en mercados secundarios oficiales, de ofertas públicas de venta o suscripción y del folleto exigible a tales efectos), as amended and restated; and (c) the decrees and regulations made thereunder (and, if applicable, the relevant laws and regulations which in the future may replace the aforementioned legal provisions). The Loan Notes will not be sold, offered and distributed in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Spanish securities laws and regulations.

8.6	Unless Iberdrola otherwise determines, the relevant clearances and registrations have not been, nor will they be, sought or obtained, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be publicly offered in compliance with applicable securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, the Loan Notes may not be offered, sold, resold, transferred or delivered, directly or indirectly, in, into or from Australia, Canada or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

9    Prescription

Amounts in respect of interest and principal on any Loan Notes which remain unclaimed by the relevant Loan Note Holder for a period of five years from the date on which the relevant payment first becomes due, shall revert to Iberdrola and the relevant Loan Note Holder shall cease to be entitled thereto.

10    Modification

The Loan Note Holders will have power by extraordinary resolution of the Loan Note Holders passed in accordance with the provisions of the syndicate of Loan Note Holders (sindicato de obligacionistas) by a majority of holders representing not less than 75 per cent. of the outstanding Loan Notes on first call or 66 per cent. of the outstanding Loan Notes on second call, among other things, to sanction any abrogation, modification or compromise or arrangement in respect of their rights against Iberdrola and to assent to any amendment of the provisions of the Loan Note Instrument. Iberdrola may amend the provisions of the Loan Note Instrument, without the sanction or consent of the Loan Note Holders, if such amendment is of a formal, minor or technical nature or to correct a manifest error.

11    Currency Conversion

A Loan Note Holder may opt to require Iberdrola to pay to him, in lieu of and in satisfaction of the principal amount of the Loan Notes to be redeemed, an amount of US Dollars equivalent to the Sterling principal amount of such Loan Notes on the basis set out in the Loan Note Instrument.

12    Governing Law

The Loan Notes and the relevant Loan Note instrument will be governed by, and construed in accordance with, English law and will be unsecured obligations of Iberdrola. The issuance of the Loan Notes, the ranking of the Loan Notes and the regulations governing the syndicate of the holders of the Loan Notes (sindicato de obligacionistas) will be governed by Spanish law.

PART 10

ADDITIONAL INFORMATION

1    Responsibility

(a)	The ScottishPower Directors, whose names are set out in paragraph 2(a) below, accept responsibility for the information contained in this document, except for that information for which those Iberdrola Officers referred to in paragraph 1(b) below accept responsibility. To the best of the knowledge and belief of the ScottishPower Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)	The members of Iberdrola’s Executive Committee, whose names are set out in paragraph 2(b) below, and José Sáinz Armada (Chief Financial Officer), José Luis San Pedro (Chief Operating Officer), Julián Martínez-Simancas (General Counsel), José Luis del Valle (Chief Strategy and Development Officer) and Pedro Azagra Blazquez (Corporate Development Director) (together, the “Iberdrola Representatives”) accept responsibility for the information contained in this document relating to Iberdrola, the Iberdrola Directors, their immediate families and persons connected to them (within the meaning of Section 346 of the Act), including for the avoidance of doubt the compilation of the pro forma information set out in Section B of Part 7. To the best of the knowledge and belief of the Iberdrola Representatives (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2    Directors and Management

(a)	The ScottishPower Directors and their respective functions are:

Charles Miller Smith	Chairman
Philip Bowman	Chief Executive
Simon Lowth	Finance Director
Euan Baird	Non-Executive Director
Donald Brydon	Non-Executive Director
Peter Hickson	Non-Executive Director
Nick Rose	Non-Executive Director
Nancy Wilgenbusch	Non-Executive Director

ScottishPower’s registered office is at 1 Atlantic Quay, Robertson Street, Glasgow G2 8SP.

(b)	The Iberdrola Directors and their respective functions are:

Name	Position	Type of Director
José Ignacio Sánchez Galán	Chairman/CEO	Executive*
Juan Luis Arregui Ciársolo	Vice Chairman	External Independent*
Víctor de Urrutia Vallejo	Vice Chairman	External Independent*
José Orbegozo Arroyo	Member	External Independent
Lucas María de Oriol López-Montenegro	Member	External Independent
Ricardo Álvarez Isasi	Member	External Independent
Mariano de Ybarra y Zubiría	Member	External Independent
José Ignacio Berroeta Echevarría	Member	External Independent*
Julio de Miguel Aynat	Member	External Independent
Sebastián Battaner Arias	Member	External Independent
Xabier de Irala Estévez	Member	External Proprietary (BBK)*
Iñigo Víctor de Oriol Ibarra	Member	External
Inés Macho Stadler	Member	External Independent
Braulio Medel Cámara	Member	External Independent
José Carlos Pla Royo	Member	External Proprietary (BBVA)*

* denotes Member of the Iberdrola Executive Committee

Iberdrola’s corporate domicile is at Cardenal Gardoqui, 8, 48008 Bilbao, Spain.

3    Market Quotations

Set out below are the Closing Prices of ScottishPower Shares as derived from the Daily Official List of the London Stock Exchange, of the ScottishPower ADSs as derived from the data of the New York Stock Exchange and of Iberdrola Shares as derived from the data of the SIBE (as published in the official bulletin (boletín de cotización) of the Madrid Stock Exchange) on:

(a)	the first Business Day of each of the six months immediately prior to the date of this document;

(b)	7 November 2006 (the last Business Day before the commencement of the Offer Period);

(c)	27 November 2006 (the last Business Day before the Announcement); and

(d)	22 February 2007 (the last practicable date prior to the publication of this document):

Date	ScottishPower Share	ScottishPower ADS		Iberdrola Share
	(pence)	(US $)		(€)
1 August 2006	597.5	44.96		27.51
1 September 2006	624.5	47.53		29.02
2 October 2006	664.5	49.90		35.50
1 November 2006	659.5	50.10		35.95
7 November 2006	671.5	51.07		36.13
27 November 2006	746.0	57.60		32.75
1 December 2006	745.5	59.10		32.98
2 January 2007	755.0	N/A	[1]	33.10
1 February 2007	747.0	58.65		32.79
22 February 2007	780.0	61.40		34.72

[1]	2 January 2007 was a public holiday. Closing Price of a ScottishPower ADS on 3 January 2007 was US $58.86.

4    Holdings in Relevant ScottishPower Securities

(a)	As at the close of business on 22 February 2007 (the last practicable date prior to publication of this document), Iberdrola had interests in 142,196 ScottishPower Shares, by virtue of irrevocable undertakings to vote in favour of the Scheme given by each of the ScottishPower Directors on 28 November 2006 (details of their names are included in paragraph 2(a) above).

(b)	As at the close of business on 21 February 2007 (the last practicable date prior to the publication of this document) the following entities (other than exempt market-makers or exempt fund managers) which control or are controlled by or under the same control as ABN AMRO (advisers to Iberdrola) owned or controlled the following relevant ScottishPower securities:

Name	Type of ScottishPower securities	Number of relevant ScottishPower securities
ABN AMRO Bank N.V.	ScottishPower Shares	short position of 3,559,591

(c)	As at the close of business on 22 February 2007 (the last practicable date prior to the publication of this document) the interests of the ScottishPower Directors and members of their immediate families and related trusts in ScottishPower Shares (all of which, unless otherwise stated, are beneficial) were as follows:

Issued Share Capital

Name	Number of ScottishPower Shares
Charles Miller Smith	8,730
Simon Lowth	34,293
Euan Baird	92,186
Donald Brydon	2,380
Nick Rose	4,607

Share Options and Share Awards

The ScottishPower Directors had outstanding the following interests in options over ScottishPower Shares as at 22 February 2007 (the last practicable date prior to publication of this document):

	Share options
Name	Class of options	Number of ScottishPower Shares under option	Exercise price in pence	Exercise period from/ to
Philip Bowman	Long Term Incentive Plan 2006	116,666	–	27 July 2009 to 26 July 2010
	Sharesave Scheme 16(5)	3,593	448	1 September 2011 to 28 February 2012
	Long Term Incentive Plan PB 2006	119,148	–	26 May 2008 to 14 February 2013

Simon Lowth	Long Term Incentive Plan 2006	76,666	–	27 July 2009 to 26 July 2010
	Sharesave Scheme 16(5)	718	448	1 September 2011 to 28 February 2012
	Sharesave Scheme 15(5)	3,534	374	1 September 2010 to 28 February 2011
	Long Term Incentive Plan 10	69,057	–	26 May 2008 to 25 May 2012
	Executive Share Option Plan 2001:4	220,937	389	27 May 2007 to 27 May 2014
	Long Term Incentive Plan 9	82,851	–	27 May 2007 to 26 May 2011

(d)	As at the close of business on 22 February 2007 (the last practicable date prior to the publication of this document) the following funds managed on a discretionary basis by fund managers (other than exempt fund managers) connected with ScottishPower owned or controlled the following relevant ScottishPower securities:

Name	Number of relevant ScottishPower securities
Lloyds TSB Offshore Trust Company	6,038,774

(e)	As at the close of business on 22 February 2007 (the last practicable date prior to the publication of this document) the following entities other than exempt market-makers or exempt fund managers) which control or are controlled by or under the same control as Morgan Stanley & Co. Limited or JPMorgan Cazenove Limited (advisers to ScottishPower) owned or controlled the following relevant ScottishPower securities:

Name	Nature of holding	Number of relevant ScottishPower securities
Morgan Stanley Securities Ltd.	Long	276,805
Morgan Stanley Securities Ltd.	Short	411,307
JPMorgan	Long	58
JPMorgan Cazenove Ltd.	Short	35,141

(f)	Based on the shareholding information available to ScottishPower and Iberdola as at the close of business on 22 February 2007 (the last practicable date prior to publication of this document), and based on the estimated share capital dilution of Iberdrola on the Scheme becoming effective, the following shareholders of Iberdrola will have a five per cent. or more indirect interest in the equity capital of ScottishPower:

Name of Iberdrola Shareholder	Current interests		Interest in the Enlarged Iberdrola Group[5]
	Shares (% of total)	Derivatives (over % of shares)
Actividades de Construcción y Servicios (ACS)[1]	10.00%	2.44%[2]	7.9%
Bilbao Bizkaia Kutxa (BBK)[3]	9.97%	4.73%[4]	7.8%

[1]

ACS is a construction, services and concessions company in Spain, with a current market capitalisation of c.€15.7 billion. The ACS Group began operating in 1983, and has grown through a series of consolidation initiatives. As of today, the company has four main business divisions: construction, urban services, industrial services and energy. ACS reported a net profit of EUR1,250 million in 2006. As at 31 December 2006, ACS had 123,652 employees.

[2]	The derivatives held by ACS are equity swap contracts which can be settled in shares or cash at the option of ACS.

[3]

Bilbao Bizkaia Kutxa (BBK) is a Spanish Savings Bank with a presence in the Basque Country. BBK was established in 1990 following the merger of Caja de Ahorros Municipal de Bilbao and Caja de Ahorros Vizcaina. In 2005, BBK recorded revenue of 2.2 billion and net income of €199 million. As at 31 December 2005, BBK had 354 branches.

[4]	The derivatives held by BBK are in the form of put options.

[5]

Calculated as at Effective Date (a) with reference to the current shareholding (without taking into account the potential impact of derivatives); and (b) without taking into impact the potential dilution on account of employee share schemes and convertible bonds (i.e. on the basis that former ScottishPower Shareholders and ScottishPower ADS Holders are expected to own approximately 21 per cent. of the issued share capital of Iberdrola.)

5    Dealings in Relevant ScottishPower Securities

(a)	The following entities (other than exempt market-makers or exempt fund managers) which control or are controlled by or under the same control as ABN AMRO (advisers to Iberdrola) have dealt for value in relevant ScottishPower securities during the Disclosure Period:

Name	Period of transactions		Nature of transactions	Number of ScottishPower Shares	Price per ScottishPower Share
					Low (pence)	High (pence)
ABN AMRO Bank N.V.	8 November 2006 to 21 February 2007	(1)	Purchase	1,579,984	733.00	751.00

	8 November 2006 to 21 February 2007	(1)	Sale	425,556	721.17	737.00

	8 October 2006 to 7 November 2006		Sale	19,000	651.41	651.41

	8 September 2006 to 7 October 2006		Purchase	3,042,800	612.35	678.19

	8 September 2006 to 7 October 2006		Sale	2,430,000	624.88	685.74

	8 August 2006 to 7 September 2006		Sale	1,707,000	599.50	625.34

	8 May 2006 to 7 August 2006		Purchase	960,980	538.00	599.50

	8 May 2006 to 7 August 2006		Sale	3,245,469	563.22	581.50

	8 February 2006 to 7 May 2006		Purchase	6,653,177	563.00	590.00

	8 February 2006 to 7 May 2006		Sale	8,123,582	562.00	593.00

	8 November 2005 to 7 February 2006		Purchase	5,680,896	520.00	575.00

	8 November 2005 to 7 February 2006		Sale	15,113,547	525.87	583.50

Name	Date of transaction		Nature of transaction	Number of ScottishPower ADSs	Price per ScottishPower ADS
					(US $)

ABN AMRO Bank N.V.	8 November 2006	(1)	Purchase	37,500	57.92

	11 October 2006		Purchase	38,500	50.51

	13 July 2006		Purchase	300,000	42.71

	12 July 2006		Purchase	300,000	42.04

	28 February 2006		Purchase	400,000	40.84

	7 February 2006		Purchase	500,000	40.74

	7 February 2006		Purchase	250,000	40.62

	14 November 2005		Purchase	500,000	40.06

(1)	Transactions occurring during the Offer Period but prior to the announcement on 10 November 2006 by Iberdrola regarding ScottishPower

Name	Date of transaction		Nature of transaction	ScottishPower option	Number of contracts	Number of options per contract	Premium
							(pence	)

ABN AMRO Bank N.V.	9 November 2006	(1)	Sale	Call Option @ 800p December 2006	37	1,000	14

	9 November 2006	(1)	Sale	Call Option @ 800p December 2006	63	1,000	12

	9 November 2006	(1)	Sale	Call Option @ 800p December 2006	200	1,000	13

	8 November 2006	(1)	Sale	Put Option @ 691p December 2006	240,000	1	16

	8 November 2006	(1)	Sale	Put Option @ 691p December 2006	15,000	1	16

	8 November 2006	(1)	Sale	Put Option @ 691p December 2006	45,000	1	16

	8 November 2006	(1)	Purchase	Call Option @ 750p December 2006	45,000	1	23

	8 November 2006	(1)	Purchase	Call Option @ 750p December 2006	240,000	1	23

	8 November 2006	(1)	Purchase	Call Option @ 750p December 2006	15,000	1	23

(1)	Transactions occurring during the Offer Period but prior to the announcement on 10 November 2006 by Iberdrola regarding ScottishPower.

(b)	The following dealings for value in ScottishPower Shares (including the exercise of options under the ScottishPower Share Schemes) have taken place in the period between the start of the Offer Period and 22 February 2007 (the last practicable date prior to the publication of this document) by ScottishPower Directors and members of their immediate families and related trusts:

Name	Date	Nature of transaction	Number of ScottishPower Shares	Price per ScottishPower Share
				(pence)
Nick Rose	28 December 2006	Dividend Reinvestment Plan Purchase	68	748

(c)	The following funds managed on a discretionary basis by fund managers (other than exempt fund managers) connected with ScottishPower have dealt for value in relevant ScottishPower securities in the period between the start of the Offer Period and 22 February 2007 (the last practicable date prior to the publication of this document):

Name	Date	Nature of transaction	Number of relevant ScottishPower securities	Price per relevant ScottishPower securities
				(pence)
Lloyds TSB Offshore Trust Company	20 February 2007	Sale in the market	3,872	£7.835
	15 February 2007	Sale in the market	1,238	£7.740
	17 January 2007	Sale in the market	23,523	£7.435
	20 December 2007	Sale in the market	33,479	£7.480
	05 December 2006	Sale in the market	2,716	£7.575
	24 November 2006	Sale in the market	5,279	£7.465
	24 November 2006	Sale in the market	19,939	£7.465
	21 November 2006	Sale in the market	9,671	£7.645
	14 November 2006	Sale in the market	20,405	£7.335
	14 November 2006	Sale in the market	9,075	£7.335
	09 November 2006	Sale in the market	9,827	£7.300
	08 November 2006	Sale in the market	11,234	£6.980

(d)	The following entities (other than exempt market-makers or exempt fund managers) which control or are controlled by or under the same control as JPMorgan Cazenove Limited (advisers to ScottishPower) have dealt for value in relevant ScottishPower securities in the period between the start of the Offer Period and 22 February 2007 (the last practicable date prior to the publication of this document):

Name	Date	Nature of transaction	Number of relevant ScottishPower securities	Price per relevant ScottishPower securities
				(pence)
JP Morgan Cazenove Ltd.	9 November 2006	Sale	2,346	728.5

6    Holdings in Relevant Iberdrola Securities

(a)	As at the close of business on 22 February 2007 (the last practicable date prior to the publication of this document) the interests of the Iberdrola Directors and members of their immediate families and related trusts in relevant Iberdrola securities (all of which, unless otherwise stated, are beneficial) were as follows:

Name	Number of relevant Iberdrola securities
José Ignacio Sánchez Galán	365,049
Juan Luis Arregui Ciársolo	18,410,200
Víctor de Urrutia Vallejo	1,509,521
José Orbegozo Arroyo	500,000
Lucas María de Oriol López-Montenegro	179,928
Ricardo Álvarez Isasi	1,125,742
Mariano Ybarra y Zubiría	64,001
José Ignacio Berroeta Echevarría	34,528
Julio de Miguel Aynat	44,521
Sebastián Battaner Arias	13,500
Xabier de Irala Estévez	40,783
Iñigo Victor de Oriol Ibarra	2,214
Inés Macho Stadler	10,112
Braulio Medel Cámara	10,112
José Ramón Pla Royo	1,011

Total	22,311,222

(b)	As at the close of business on 22 February 2007 (the last practicable date prior to the publication of this document) Iberdrola owned or controlled the following relevant Iberdrola securities:

Type of security	Number of Iberdrola Shares	Reference price per Iberdrola Share (Euros)
Shares	467,458	-
Derivative (long swap June 2007)	225,555	34.00
Derivative (long swap October 2007)	1,642,553	35.07
Derivative (long swap June 2007)	1,215,481	33.39
Derivative (long swap March 2009)	1,245,000	32.39

Type of security	Number of contracts	Number of options per contract	Premium (Euros)
Contingent purchase @ 32.75 June 2007	97,351	1	—
Contingent purchase @ 33.50 June 2007	339,577	1	—
Written put Option @ 32.50 Feb 2007	243,432	1	0.660
Written put Option @ 33.50 June 2007	909,102	1	1.531
Long call Option @ 33.12 March 2007	860,227	1	—
Written put Option @ 32.90 March 2007	860,227	1	—

(c)	As at the close of business on 21 February 2007 (the last practicable date prior to the publication of this document) the following entities (other than exempt market-makers or exempt fund managers) which control or are controlled by or under the same control as ABN AMRO (advisers to Iberdrola) owned or controlled the following relevant Iberdrola securities:

Name	Type of relevant Iberdrola securities	Number of relevant Iberdrola securities
ABN AMRO Bank N.V.	Shares	1,123,905

	American CALL Option @ €30.00 16 March 2007	2,500

	American CALL Option @ €33.00 16 March 2007	short position of 500,000

	American CALL Option @ €34.00 16 March 2007	short position of 500,000

	American CALL Option @ €29.00 20 June 2008	short position of 150,000

	European PUT Option @ €31.51 16 March 2007	500,000

(d)	As a result of the compensation to be paid by Iberdrola to certain participants in the ScottishPower 2000 Long Term Investment Plan and the ScottishPower 2006 Long Term Investment Plan in respect of the lapse of unexercisable awards (for further details see paragraph 17 of Part 4 of this document), Philip Bowman will be interested in 12,802 Iberdrola Shares and Simon Lowth will be interested in 12,200 Iberdrola Shares.

(e)	As at the close of business on 22 February 2007 (the last practicable Business Day prior to the publication of this document) the following entities (other than exempt market makers and exempt fund managers) which control or are controlled by or under the same control as Morgan Stanley & Co. Limited (advisers to ScottishPower) owned or controlled the following relevant Iberdrola securities:

Name	Nature of Holding	Number of relevant Iberdrola securities
Morgan Stanley & Co. International Ltd.	Long	21,068
Morgan Stanley Gestión SG11C SA	Long	928,279

7    Dealings in Relevant Iberdrola Securities

(a)	The following dealings for value in relevant Iberdrola securities (including the exercise of options under the Iberdrola employee share schemes) have taken place during the Disclosure Period by Iberdrola Directors and members of their respective immediate families and related trusts:

Name	Date	Nature of transaction	Number of relevant Iberdrola securities	Price per relevant Iberdrola securities
				(€)
José Ignacio Sánchez Galán	17 January 2006	Purchase	3,099	22.65
		Purchase	417	22.64
	30 January 2006	Purchase	6,124	23.12
		Purchase	520	23.10
		Purchase	195	23.11
	14 March 2006	Purchase	451	26.57
	16 March 2006	Purchase	14,775	26.39
		Purchase	11,625	26.44
		Purchase	123	26.42
	6 July 2006	Purchase	546	25.77
		Purchase	2,721	25.77
	6 September 2006	Purchase	21,014	28.93
	29 November 2006	Purchase	20,122	33.40
		Purchase	4,000	33.42
		Purchase	52,772	33.43
		Purchase	12,820	33.48
	30 November 2006	Purchase	10,000	34.13
		Purchase	10,000	33.77
		Purchase	10,000	33.50
	1 December 2006	Purchase	7,000	33.71
		Purchase	4,185	33.74
		Purchase	6,000	33.80
		Purchase	6,000	33.89
		Purchase	6,000	33.92
	5 January 2007	Purchase	604	32.67
Juan Luis Arregui Ciársolo	7 March 2006	Purchase	120,000	25.89
	8 March 2006	Purchase	700,000	25.96
	9 July 2006	Purchase	450,257	26.04
	10 July 2006	Purchase	170,000	25.93
	13 March 2006	Purchase	1,069,743	26.43
	14 March 2006	Purchase	530,000	26.25
	15 March 2006	Purchase	660,000	26.61
	16 March 2006	Purchase	336,000	26.43
	17 March 2006	Purchase	600,000	26.25
	21 March 2006	Purchase	258,000	27.20
	4 October 2006	Purchase	1,134,320	35.82
	5 October 2006	Purchase	240,680	35.82
	26 November 2006	Sale	6,307,072	Not available
	26 November 2006	Purchase	4,207,248	Not available
	29 November 2006	Purchase	1,000,000	33.34
	30 November 2006	Purchase	2,035,000	34.13
Víctor de Urrutia Vallejo	6 July 2006	Purchase	8,294	26.26
		Purchase	31,198	26.38
		Purchase	10,508	26.43
		Purchase	25,000	26.46
		Purchase	5,000	26.60
	1 December 2006	Purchase	15,000	33.87
		Purchase	15,000	33.90
	7 December 2006	Purchase	15,000	33.52
	8 December 2006	Purchase	15,000	33.20
	22 December 2006	Purchase	2,217	32.80
	27 December 2006	Purchase	2,783	32.80
		Purchase	14,698	33.00
		Purchase	10,214	33.03
		Purchase	8,811	33.09
		Purchase	21,277	33.15
		Purchase	5,000	33.03
		Purchase	9,000	33.03
	5 January 2007	Purchase	5,816	32.67
		Purchase	4,681	32.67
		Purchase	3,614	32.67
		Purchase	745	32.67

Name	Date	Nature of transaction	Number of relevant Iberdrola securities	Price per relevant Iberdrola securities
				(€)
		Purchase	282	32.67
		Purchase	282	32.67
		Purchase	146	32.67
	10 January 2007	Purchase	30,000	32.32
		Purchase	17,920	32.34
		Purchase	52,080	32.35
	18 January 2007	Purchase	2,200	32.15
		Purchase	3,255	32.15

José Orbegozo Arroyo	16 May 2006	Purchase	6,844	25.39
	17 May 2006	Purchase	8,156	25.40
	13 December 2006	Purchase	10,000	33.29
		Purchase	10,000	33.27
		Purchase	60,000	33.30
		Purchase	5,000	33.28

Lucas María de Oriol López-Montenegro	28 July 2006	Purchase	180	27.84
	5 October 2006	Purchase	4,150	35.78
	13 December 2006	Purchase	3,000	33.27
	8 January 2007	Purchase	195	32.72

Ricardo Álvarez Isasi	6 November 2006	Purchase	5,000	36.35
		Purchase	5,000	36.30
		Purchase	11,435	36.23
		Purchase	43,565	36.38
		Purchase	716	36.29
		Purchase	24,284	36.30

Mariano Ybarra y Zubiría	15 November 2006	Purchase	1,000	34.22
		Purchase	3,000	34.25
		Purchase	7,000	34.26
		Purchase	1,000	34.27
		Purchase	2,000	34.30
		Purchase	4,000	34.31
		Purchase	2,000	34.32
		Purchase	2,000	34.33
		Purchase	2,000	34.36
		Purchase	2,000	34.37
		Purchase	4,000	34.38

José Ignacio Berroeta Echevarría	9 March 2006	Purchase	1,000	26.01
	19 April 2006	Purchase	6,000	25.69
	6 July 2006	Purchase	20	25.77
		Purchase	205	25.77
		Purchase	319	25.77
	18 September 2006	Purchase	1,895	31.57
	5 January 2007	Purchase	137	32.67

Julio de Miguel Aynat

Sebastián Battaner Arias	5 December 2006	Purchase	117	33.95
		Purchase	2,118	33.96
		Purchase	1,265	33.97

Xabier de Irala Estévez	11 April 2006	Purchase	7,683	25.92
		Purchase	4,563	25.96
		Purchase	904	25.93
	6 July 2006	Purchase	563	25.77
	19 September 2006	Purchase	4,586	29.38
		Purchase	2,214	29.39
	5 January 2007	Purchase	455	32.67

Iñigo Victor de Oriol Ibarra

Inés Macho Stadler	11 July 2006	Purchase	50	25.77
	4 September 2006	Purchase	6,950	29.44
	5 January 2007	Purchase	112	32.67

Braulio Medel Cámara	8 June 2006	Purchase	9,522	25.60
		Purchase	258	25.58
	12 June 2006	Purchase	220	25.27
	5 January 2007	Purchase	112	32.67

José Ramón Pla Royo	5 January 2007	Purchase	11	32.67

(b)	During the Offer Period, Iberdrola made aggregate purchases of 2,938,418 Iberdrola Shares at between €31.79 and €36.15 per share and aggregate sales of 2,392,499 Iberdrola Shares at between €32.67 and €34.80; made aggregate purchases of swaps in respect of a total of 3,892,212 Iberdrola Shares at between €32.21 and €34.80; purchased one call option with a strike price of €33.12, in respect of 860,227 Iberdrola Shares; and sold one put option with a strike price of €32.90 in respect of 860,227 Iberdrola Shares.

(c)	The following entities (other than exempt market-makers or exempt fund managers) which control or are controlled by or under the same control as ABN AMRO (advisers to Iberdrola) have dealt for value in relevant Iberdrola securities during the Disclosure Period:

Name	Period of transactions	Nature of transactions	Number of Iberdrola Shares	Price per Iberdrola Share
				Low (€)	High (	€)
ABN AMRO Bank N.V.	8 November 2006 to 21 February 2007	Purchase	1,588,653	31.82	35.41
	8 November 2006 to 21 February 2007	Sale	269,151	32.51	35.22
	8 October 2006 to 7 November 2006	Purchase	70,387	34.12	34.57
	8 October 2006 to 7 November 2006	Sale	55,742	34.90	36.00
	8 September 2006 to 7 October 2006	Purchase	498,894	29.67	37.10
	8 September 2006 to 7 October 2006	Sale	905,723	29.84	38.31
	8 August 2006 to 7 September 2006	Purchase	162,500	28.19	29.24
	8 August 2006 to 7 September 2006	Sale	100,082	27.88	29.26
	8 May 2006 to 7 August 2006	Purchase	2,062,130	24.24	27.91
	8 May 2006 to 7 August 2006	Sale	2,289,773	24.21	27.92
	8 February 2006 to 7 May 2006	Purchase	260,500	24.84	26.02
	8 February 2006 to 7 May 2006	Sale	498,001	24.31	27.46
	8 November 2005 to 7 February 2006	Purchase	1,465,682	21.93	23.68
	8 November 2005 to 7 February 2006	Sale	1,811,629	22.27	24.86

Name	Date of transaction	Nature of transaction	Iberdrola option		Number of contracts	Number of options per contract	Premium
							(	€)
ABN AMRO Bank N.V.	16 Feb 2007	Sale	€	Call Option @ 34.64 Mar 2007	720,000	1	0.10
	16 Feb 2007	Purchase	€	Put Option @ 34.64 Mar 2007	720,000	1	0.26
	15 Feb 2007	Purchase	€	Put Option @ 31.51 Mar 2007	500,000	1	0.35
	8 Feb 2007	Purchase	€	Call Option @ 34.64 Mar 2007	720,000	1	1.15
	8 Feb 2007	Sale	€	Put Option @ 34.64 Mar 2007	720,000	1	1.15
	8 Feb 2007	Sale	€	Call Option @ 33.35 Mar 2007	1,000,000	1	2.08
	24 Jan 2007	Sale	€	Call Option @ 33 Mar 2007	500,000	1	0.97
	22 Nov 2006	Sale	€	Put Option @ 31.97 Dec 2006	500,000	1	0.35
	22 Nov 2006	Purchase	€	Put Option @ 30.43 Jan 2006	500,000	1	0.35
	4 Oct 2006	Sale	€	Call Option @ 34 Mar 2007	500,000	1	3.71
	27 Sep 2006	Purchase	€	Call Option @ 30 Mar 2007	25	100	8.00
	27 Sep 2006	Purchase	€	Call Option @ 29.00 Dec 2006	200	100	9.00

Name	Date of transaction	Nature of transaction	Iberdrola option		Number of contracts	Number of options per contract	Premium
ABN AMRO Bank N.V.	15 Sep 2006	Purchase	€	Call Option @ 33.35 Mar 2007	1,000,000	1	0.92
	2 Aug 2006	Purchase	€	Call Option @ 19 Oct 2006	194,341	1	8.45
	24 Jul 2006	Sale	€	Put Option @ 24.00 Dec 2006	250,000	1	0.33
	19 Jul 2006	Sale	€	Call Option @ 19 Oct 2006	194,341	1	6.97
	19 Jul 2006	Purchase	€	Put Option @ 19 Oct 2006	194,341	1	0.01
	19 Jul 2006	Purchase	€	Call Option @ 19 Jul 2006	194,000	1	6.65
	14 Jun 2006	Purchase	€	Put Option @ 23.40 Nov 2006	500,000	1	0.89
	14 Jun 2006	Purchase	€	Put Option @ 24.00 Dec 2006	500,000	1	0.96
	31 May 2006	Purchase	€	Put Option @ 24 Nov 2006	500,000	1	0.94
	31 May 2006	Sale	€	Put Option @ 24 Sep 2006	250,000	1	0.82
	31 May 2006	Sale	€	Put Option @ 24 Sep 2006	300,000	1	0.82
	22 Feb 2006	Purchase	€	Call Option @ 19 Apr 2006	148,278	1	8.25
	21 Feb 2006	Purchase	€	Call Option @ 19 Apr 2006	200,000	1	8.13
	7 Feb 2006	Sale	€	Put Option @ 22 Mar 2006	200,000	1	0.07
	17 Jan 2006	Sale	€	Put Option @ 22 Mar 2006	500,000	1	0.27
	17 Jan 2006	Sale	€	Put Option @ 22 Mar 2006	300,000	1	0.27
	22 Nov 2005	Purchase	€	Put Option @ 22.40 Mar 2006	336,500	1	0.95
	21 Nov 2005	Sale	€	Call Option @ 19 Jan 2006	199,690	1	2.77
	21 Nov 2005	Purchase	€	Put Option @ 19 Jan 2006	199,690	1	0.03
	18 Nov 2005	Purchase	€	Put Option @ 22.40 Mar 2006	217,500	1	0.95
	11 Nov 2005	Purchase	€	Put Option @ 22.40 Mar 2006	446,000	1	1.11

(d)	The following entities (other than exempt market-makers or exempt fund managers) which control or are controlled by or under the same control as Morgan Stanley & Co. Limited (advisers to ScottishPower) have dealt for value in Iberdrola Shares in the period between the start of the Offer Period and 22 February 2007 (the last practicable date prior to the publication of this document):

Name	Date	Nature of transaction	Number of Iberdrola Shares	Price per Iberdrola Share
				(Euros)
Morgan Stanley Gestión SG11C SA	13/11/2006	Purchase	1,475	33.93
	28/11/2006	Purchase	20,000	31.95
	28/11/2006	Purchase	8,388	31.98
	28/11/2006	Purchase	20,000	32.00
	28/11/2006	Purchase	1,364	32.06
	28/11/2006	Purchase	10,248	32.07
	29/11/2006	Purchase	994	32.45
	29/11/2006	Purchase	3,582	32.50
	29/11/2006	Purchase	3,692	32.55
	29/11/2006	Purchase	1,780	32.63
	29/11/2006	Purchase	2,228	32.64
	29/11/2006	Purchase	8,814	32.65
	29/11/2006	Purchase	489	32.66
	29/11/2006	Purchase	13,229	32.70
	29/11/2006	Purchase	400	32.77
	29/11/2006	Purchase	38	32.80
	29/11/2006	Purchase	10,420	32.88
	29/11/2006	Purchase	804	32.89
	29/11/2006	Purchase	13,530	32.90
	01/12/2006	Purchase	149	32.98
	01/12/2006	Purchase	174	32.98
	01/12/2006	Purchase	191	32.98
	01/12/2006	Purchase	360	32.98
	07/12/2006	Purchase	9,020	33.41
	18/12/2006	Purchase	1,194	33.31
	29/12/2006	Purchase	55	33.12
	29/12/2006	Purchase	365	33.12
	29/12/2006	Purchase	2,348	33.12
	08/01/2007	Purchase	7,780	32.70
	09/01/2007	Purchase	6,650	32.57
	09/01/2007	Purchase	6,650	32.57
	15/01/2007	Purchase	148	32.67
	15/01/2007	Purchase	228	32.67
	26/01/2007	Purchase	12,150	34.13
	29/01/2007	Purchase	12,250	34.13
	29/01/2007	Purchase	4,918	32.92
	29/01/2007	Purchase	5,704	32.93
	29/01/2007	Purchase	3,155	32.94
	29/01/2007	Purchase	14,845	32.95
	29/01/2007	Purchase	24,961	32.98
	29/01/2007	Purchase	6,417	32.99
	30/01/2007	Purchase	86	33.22
	30/01/2007	Purchase	180	33.22
	30/01/2007	Purchase	217	33.22
	30/01/2007	Purchase	232	33.22
	30/01/2007	Purchase	252	33.22
	30/01/2007	Purchase	258	33.22
	30/01/2007	Purchase	294	33.22
	30/01/2007	Purchase	334	33.22
	30/01/2007	Purchase	369	33.22
	30/01/2007	Purchase	439	33.22
	30/01/2007	Purchase	519	33.22
	30/01/2007	Purchase	520	33.22
	30/01/2007	Purchase	616	33.22
	30/01/2007	Purchase	727	33.22
	30/01/2007	Purchase	809	33.22
	30/01/2007	Purchase	996	33.22
	30/01/2007	Purchase	2,466	33.22
	30/01/2007	Purchase	14	33.27
	30/01/2007	Purchase	29	33.27
	30/01/2007	Purchase	35	33.27
	30/01/2007	Purchase	38	33.27
	30/01/2007	Purchase	41	33.27

Name	Date	Nature of transaction	Number of Iberdrola Shares	Price per Iberdrola Share
				(Euros)
Morgan Stanley Gestión SG11C SA	30/01/2007	Purchase	42	33.27
	30/01/2007	Purchase	47	33.27
	30/01/2007	Purchase	54	33.27
	30/01/2007	Purchase	60	33.27
	30/01/2007	Purchase	71	33.27
	30/01/2007	Purchase	84	33.27
	30/01/2007	Purchase	84	33.27
	30/01/2007	Purchase	100	33.27
	30/01/2007	Purchase	118	33.27
	30/01/2007	Purchase	131	33.27
	30/01/2007	Purchase	162	33.27
	30/01/2007	Purchase	400	33.27
	30/01/2007	Purchase	16	33.28
	30/01/2007	Purchase	35	33.28
	30/01/2007	Purchase	43	33.28
	30/01/2007	Purchase	46	33.28
	30/01/2007	Purchase	49	33.28
	30/01/2007	Purchase	51	33.28
	30/01/2007	Purchase	57	33.28
	30/01/2007	Purchase	65	33.28
	30/01/2007	Purchase	72	33.28
	30/01/2007	Purchase	86	33.28
	30/01/2007	Purchase	102	33.28
	30/01/2007	Purchase	102	33.28
	30/01/2007	Purchase	121	33.28
	30/01/2007	Purchase	142	33.28
	30/01/2007	Purchase	158	33.28
	30/01/2007	Purchase	195	33.28
	30/01/2007	Purchase	483	33.28
	30/01/2007	Purchase	191	33.29
	30/01/2007	Purchase	191	33.29
	30/01/2007	Purchase	98	33.35
	30/01/2007	Purchase	207	33.35
	30/01/2007	Purchase	250	33.35
	30/01/2007	Purchase	267	33.35
	30/01/2007	Purchase	290	33.35
	30/01/2007	Purchase	298	33.35
	30/01/2007	Purchase	336	33.35
	30/01/2007	Purchase	384	33.35
	30/01/2007	Purchase	424	33.35
	30/01/2007	Purchase	505	33.35
	30/01/2007	Purchase	597	33.35
	30/01/2007	Purchase	597	33.35
	30/01/2007	Purchase	708	33.35
	30/01/2007	Purchase	836	33.35
	30/01/2007	Purchase	929	33.35
	30/01/2007	Purchase	1,145	33.35
	30/01/2007	Purchase	2,835	33.35
	30/01/2007	Purchase	3,500	33.35
	30/01/2007	Purchase	23,000	33.35
	31/01/2007	Purchase	5,775	33.00
	21/11/2006	Sale	-218	33.81
	22/11/2006	Sale	-117,770	33.55
	22/11/2006	Sale	-9,000	33.55
	13/12/2006	Sale	-1,650	33.34
	15/12/2006	Sale	-1,864	33.48
	15/12/2006	Sale	-1,864	33.48
	15/12/2006	Sale	-982	33.48
	15/12/2006	Sale	-731	33.48
	20/12/2006	Sale	-1,100	33.30
	21/12/2006	Sale	-60,078	33.10
	21/12/2006	Sale	-47,000	33.10
	21/12/2006	Sale	-27,697	33.10
	21/12/2006	Sale	-17,500	33.10
	21/12/2006	Sale	-11,838	33.10
	21/12/2006	Sale	-2,703	33.10
	21/12/2006	Sale	-1,364	33.10
	21/12/2006	Sale	-1,187	33.10
	21/12/2006	Sale	-670	33.10
	21/12/2006	Sale	-474	33.10
	29/12/2006	Sale	-228	33.12

Name	Date	Nature of transaction	Number of Iberdrola Shares	Price per Iberdrola Share
				(Euros)
Morgan Stanley Gestión SG11C SA	29/12/2006	Sale	-138	33.12
	29/12/2006	Sale	-103	33.12
	29/12/2006	Sale	-95	33.12
	09/01/2007	Sale	-5,000	32.52
	09/01/2007	Sale	-5,000	32.53
	09/01/2007	Sale	-5,000	32.54
	09/01/2007	Sale	-10,000	32.55
	10/01/2007	Sale	-36,000	32.32
	18/01/2007	Sale	-4,868	32.12
	24/01/2007	Sale	-797	32.60
	24/01/2007	Sale	-863	32.61
	07/02/2007	Sale	-40,000	35.15
	15/02/2007	Sale	12,150	34.86

8    Shareholdings and Dealings – General

(a)	Save as disclosed in this document, as at the last day of the Disclosure Period, none of Iberdrola, the Iberdrola Directors, nor any member of their immediate families, nor any person acting in concert with Iberdrola, had an interest in or a right to subscribe for any relevant securities of ScottishPower or had any short position in relation to relevant securities of ScottishPower (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligations or right to require another person to purchase or take delivery, nor had any of the foregoing dealt in any relevant securities of ScottishPower during the Disclosure Period.

(b)	Save as disclosed in this document, as at the last day of the Disclosure Period, none of the Iberdrola Directors, nor any member of their immediate families, nor any person acting in concert with Iberdrola, had an interest in or a right to subscribe for any relevant securities of Iberdrola or had any short position in relation to relevant securities of Iberdrola (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligations or right to require another person to purchase or take delivery, nor had any of the foregoing dealt in any relevant securities of Iberdrola during the Disclosure Period.

(c)	Save as disclosed in this document, as at 22 February 2007 (the last practicable date prior to the publication of this document), none of ScottishPower, the ScottishPower Directors, nor any member of their immediate families, nor any connected adviser to any member of the ScottishPower Group or any person controlling, controlled by, or under the same control as such connected adviser (other than any principal trader or exempt fund manager), nor any related company of ScottishPower, nor any pension fund or employee benefit trust of any member of the ScottishPower Group had an interest in or a right to subscribe for any relevant securities of Iberdrola (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery, nor had any of the foregoing dealt in any relevant securities of Iberdrola in the period between the start of the Offer Period and 22 February 2007 (the last practicable date prior to the publication of this document).

(d)	Save as disclosed in this document, as at 22 February 2007 (the last practicable date prior to the publication of this document), none of the ScottishPower Directors, nor any member of their immediate families, nor any connected adviser to any member of the ScottishPower Group or any person controlling, controlled by, or under the same control as such connected adviser (other than any principal trader or exempt fund manager), nor any related company of ScottishPower, nor any pension fund or employee benefit trust of any member of the ScottishPower Group had an interest in or a right to subscribe for any relevant securities of ScottishPower (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery, nor had any of the foregoing dealt in any relevant securities of ScottishPower in the period between the start of the Offer Period and 22 February 2007 (the last practicable date prior to the publication of this document).

(e)	Save as disclosed in this document, as at the last day of the Disclosure Period, Iberdrola has not redeemed or purchased any Iberdrola Shares or any securities convertible into, rights to subscribe for, or options in respect of, or derivatives referenced to, the Iberdrola Shares during the Disclosure Period.

(f)	Save as disclosed in this document, as at the last day of the Disclosure Period, ScottishPower has not redeemed or purchased any ScottishPower Shares or any securities convertible into, rights to subscribe for, or options in respect of, or derivatives referenced to, the ScottishPower Shares during the Disclosure Period.

(g)	Save as disclosed in this document, as at the last day of the Disclosure Period, neither Iberdrola nor any person acting in concert with the Iberdrola Directors had borrowed or lent any relevant securities in ScottishPower or Iberdrola.

(h)	Save as disclosed in this document, as at the last day of the Disclosure Period, neither ScottishPower nor any person acting in concert with ScottishPower had borrowed or lent any relevant securities in ScottishPower or Iberdrola.

(i)	Save as disclosed in this document, as at the last day of the Disclosure Period, neither Iberdrola nor any associate of Iberdrola nor any person acting in concert with Iberdrola had any arrangement of the kind referred to in Note 6 on Rule 8 of the City Code with any person.

(j)	Save as disclosed in this document, as at the last day of the Disclosure Period, neither ScottishPower nor any person acting in concert with ScottishPower had any arrangement of the kind referred to in Note 6 on Rule 8 of the City Code with any person.

(k)	Definitions

For the purposes of this paragraph 8:

(i)	“acting in concert” with a party means any such person acting or deemed to be acting in concert with that party for the purposes of the City Code and/or the Offer;

(ii)	“arrangement” includes indemnity or option arrangements and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing;

(iii)	“associate” of any company has the meaning ascribed in the City Code and includes (without limitation):

(1)	a company’s parent, subsidiaries and fellow subsidiaries and their associated companies and companies of which any such subsidiaries or associated companies are associated companies;

(2)	connected advisers and person controlling, controlled by or under the same control as such connected advisers;

(3)	the directors of the company and the directors of any company covered in (1) above (together, in each case, with their close relatives and related trusts);

(4)	the pension funds of the company or a company covered in (1) above;

(5)	an investment company, unit trust or other person whose investments an associate (as otherwise defined in this paragraph (iii)) manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	an employee benefit trust of the company or a company covered in (1) above; and

(7)	a company having a material trading arrangement with the company;

(iv)	“connected adviser” means:

(1)	in relation to a company:

(a)	an organisation which is advising that company in relation to the Offer; and

(b)	a corporate broker to that company;

(2)	in relation to a person who is acting in concert with ScottishPower or the Iberdrola Directors, an organisation which is advising that person either:

(a)	in relation to the Offer; or

(b)	in relation to the matter which is the reason for that person being a member of the relevant concert party; and

(3)	in relation to a person who is an associate of the company by virtue of paragraph (1) of the definition associate above, an organisation which is advising that person in relation to the Offer.

Such references do not include a corporate broker which is unable to act in connection with the Offer because of a conflict of interest;

(v)	references to a pension fund of Iberdrola or of a related company of Iberdrola do not include any such pension funds which are managed under an agreement or arrangement with an independent third party in the terms set out in Note 6 on the definition in the City Code of “acting in concert”;

(vi)	references to a pension fund of ScottishPower or of a related company of ScottishPower do not include any such pension funds which are managed under an agreement or arrangement with an independent third party in the terms set out in Note 6 on the definition in the City Code of “acting in concert”;

(vii)	“dealing” or “dealt” includes the following:

(1)	the acquisition or disposal of securities, of the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to securities or of general control of securities;

(2)	the taking, granting, acquisition, disposal, entering into, closing out, termination, exercise (by either party) or variation of an option (including a traded option contract) in respect of any securities;

(3)	subscribing or agreeing to subscribe for securities;

(4)	the exercise or conversion, whether in respect of new or existing securities, of any securities carrying conversion or subscription rights;

(5)	the acquisition or, disposal of, entering into, closing out, exercise (by either party) of any rights under, or variation of, a derivative referenced, directly or indirectly, to securities;

(6)	entering into, terminating or varying the terms of any agreement to purchase or sell securities; and

(7)	any other action resulting, or which may result, in an increase or decrease in the number of securities in which a person is interested or in respect of which he has a short position;

(viii)	“derivative” includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security;

(ix)	“Disclosure Period” means the period commencing on 8 November 2005 (the date 12 months prior to the commencement of the Offer Period) and ending on 22 February 2007 (the last practicable day prior to the publication of this document);

(x)	“relevant securities” includes: (1) Iberdrola Shares and any other securities of Iberdrola conferring voting rights or, as the context requires, shares and any other securities of ScottishPower; (2) equity share capital of Iberdrola or, as the context requires, ScottishPower; and (3) any securities convertible into or rights to subscribe for the securities of Iberdrola or, as the context requires, ScottishPower, described in (1) and (2) above and securities convertible into, rights to subscribe or, options (including traded options) in respect of and derivatives referenced to any of the foregoing;

(xi)	ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associate company status and “control” means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holdings give de facto control; and

(xii)	a person is treated as “interested” in securities if he has long economic exposure, whether absolute or conditional, to changes in the price of those securities (and a person who only has a short position in securities is not treated as interested in those securities). In particular, a person is treated as “interested” in securities if:

(1)	he owns them;

(2)	he has the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to them or has general control of them;

(3)	by virtue of any agreement to purchase, option or derivative, he:

(a)	has the right or option to acquire them or call for their delivery; or

(b)	is under an obligation to take delivery of them,

whether the right, option or obligation is conditional or absolute and whether it is in the money or otherwise; or

(4)	he is a party to any derivative:

(a)	whose value is determined by reference to their price; and

(b)	which results, or may result, in his having a long position in them.

9    Directors’ Service Contracts and Emoluments

(a)	Executive Service Agreements

The two ScottishPower Executive Directors have entered into service agreements, the details of which follow:

Philip Bowman

Philip Bowman is the ScottishPower Group’s Chief Executive. His service agreement is dated 31 March 2006 and he joined the ScottishPower Group on 16 January 2006.

Mr Bowman’s current base salary is £700,000 per annum. He is entitled to be considered for an annual bonus under ScottishPower’s Annual Incentive Plan, in respect of which: (i) for the bonus year commencing 1 April 2005 he was entitled to receive a maximum bonus of 37.5 per cent. of his base salary; and (ii) for the bonus year commencing 1 April 2006 he was entitled to receive a maximum bonus of 150 per cent. of his base salary. Mr Bowman is also entitled to participate in ScottishPower’s 2006 Long Term Incentive Plan (under which he is eligible to receive, at the discretion of the remuneration committee, an annual award with an initial value of up to (but not exceeding) 150 per cent. of base salary). In 2006 Mr Bowman was granted, under the ScottishPower 2006 Long Term Incentive Plan Award, an award over such number of ordinary shares in ScottishPower as had a market value on the date of grant equal to 100 per cent. of his base salary on that date.

Mr Bowman is entitled to: (i) a company car with business and private fuel allowance; (ii) a cash allowance in lieu of a pension contribution at 50 per cent. of his base salary; (iii) private medical insurance (including spouse and dependent children); (iv) death in service insurance of four times his base salary; (v) 30 days’ annual holiday entitlement (plus 11 public holidays); and (vi) sickness/incapacity benefits.

Mr Bowman’s notice period is 12 months’ notice from both parties. In the event of a “Corporate Change” (namely, a change of control of ScottishPower) Mr Bowman may terminate his employment by serving not less than 28 days’ notice, if such notice is served within the three months immediately following the Corporate Change. In the event that Mr Bowman terminates his employment for “Good Reason” (as defined) he is not required to give notice.

ScottishPower reserves the right to terminate Mr Bowman’s employment at any time by making a payment in lieu of notice equal to: (i) his base salary for such period; (ii) cash pension entitlement for such period; and (iii) the cost of providing all other benefits for such period, or, if requested by either party, a sum based on an estimated cost to ScottishPower of providing such benefits which is agreed to be 15 per cent. of his base salary for such period. In addition, if ScottishPower exercises the payment in lieu of notice clause, Mr Bowman is also entitled to receive, in relation to his performance related bonus entitlement, a sum determined by the remuneration committee by reference to a stated formula and performance criteria.

Under his service agreement if: (i) ScottishPower or any ScottishPower Group company gives notice to terminate or terminates in breach of the agreement; or (ii) if Mr Bowman ceases to be a director of ScottishPower (other than in specified circumstances); or (iii) if Mr Bowman terminates his employment for a Good Reason then ScottishPower shall be obliged to make an ‘agreed payment’ which consists of a sum calculated in the same way as a payment in lieu of notice sum (see above) and a sum relating to Mr Bowman’s performance related bonus entitlement (as outlined above). This is referred to as a ‘liquidated damages’ payment.

The payment in lieu of notice or liquidated damages sums can be paid in full on termination or in instalments by ScottishPower, and may be reduced if Mr Bowman mitigates his loss and finds alternative employment within nine months of termination.

In addition, in circumstances where Mr Bowman receives a payment in lieu of notice or a liquidated damages payment he will be entitled to reimbursement for outplacement counselling fees up to £45,000.

Mr Bowman is subject to post-termination restrictions. For 12 months following termination Mr Bowman is prohibited from soliciting, enticing or dealing with clients of ScottishPower and from soliciting or enticing employees at specified levels. For nine months following termination Mr Bowman is prohibited from competing with ScottishPower in Scotland, England, Wales, Northern Ireland and the Isle of Man.

Simon Lowth

Simon Lowth is ScottishPower’s Finance Director. His service agreement is dated 1 August 2003 and he joined the ScottishPower Group on 1 September 2003.

Mr Lowth’s current base salary is £460,000 per annum. He is entitled to be considered for an annual bonus under ScottishPower’s Annual Incentive Plan, in respect of which he is able to attain a bonus up to a maximum of 100 per cent. of base salary (consisting of a maximum of 75 per cent. in cash and the remaining 25 per cent. in shares). Mr Lowth is also entitled to participate in ScottishPower’s Long Term Incentive Plan (under which he is eligible to receive, at the discretion of the remuneration committee, an annual award with an initial value of up to (but not exceeding) 150 per cent. of base salary). Mr Lowth was also granted, under the ScottishPower 2006 Long Term Investment Plan Award, such number of ordinary shares in ScottishPower as had a market value on the date of grant equal to 100 per cent. of his base salary on that date.

Mr Lowth is further entitled to: (i) a company car with business and private fuel allowance; (ii) membership of ScottishPower’s main pension scheme; (iii) private medical insurance (including spouse and dependent children); (iv) death in service and long-term ill health insurance through his pension arrangements; (v) 30 days’ annual holiday entitlement (plus 11 public holidays); and (vi) sickness/incapacity benefit.

Mr Lowth’s notice period is 12 months’ notice from both parties. In the event that Mr Lowth terminates his employment for a “Good Reason” (as defined) he is not required to give notice to the Company.

ScottishPower reserves the right to terminate Mr Lowth’s employment at any time by making a payment in lieu of notice equal to: (i) his base salary for such period; (ii) loss of pension entitlement for such period (as set out in his service agreement); and (iii) the cost providing all other benefits for such period, or, if requested by either party, a sum based on an estimated cost to ScottishPower of providing such benefits which is agreed to be 15 per cent. of his base salary for such period. In addition, if ScottishPower exercises the payment in lieu of notice clause, Mr Lowth is also entitled to receive, in relation to his performance related bonus entitlement, a sum determined by the remuneration committee by reference to a stated formula and performance criteria.

Under his service agreement a liquidated damages clause applies if: (i) ScottishPower or any ScottishPower Group company gives notice to terminate or terminates in breach of the agreement; or (ii) if Mr Lowth ceases to be a director of ScottishPower (other than in specified circumstances); or (iii) if Mr Lowth terminates his employment for Good Reason. ScottishPower shall be obliged to make an ‘agreed payment’ which consists of a sum calculated in the same way as a payment in lieu of notice sum (see above) and a sum relating to Mr Lowth’s performance related pay entitlement (as outlined above).

The payment in lieu of notice or liquidated damages sums can be paid in full on termination or in instalments by ScottishPower, and may be reduced if Mr Lowth mitigates his loss and finds alternative employment within nine months of termination.

Mr Lowth is subject to post-termination restrictions. For 12 months following termination, Mr Lowth is prohibited from soliciting, enticing or dealing with clients of ScottishPower and from soliciting or enticing employees at specified levels. For 12 months following termination, Mr Lowth is also prohibited from competing with ScottishPower in Scotland, England, Wales, Northern Ireland and the Isle of Man.

In letters dated 28 November 2006, addressed to Philip Bowman and Simon Lowth as employees and/or ScottishPower Directors, Iberdrola has agreed, among other things:

(i)	to honour in full the terms of Philip Bowman’s and Simon Lowth’s respective service agreements;

(ii)	to honour in full the bonus provisions set out in Philip Bowman’s and Simon Lowth’s respective service agreements and to procure the exercise of any and all discretions to the maximum amount permitted in accordance with the terms thereof; and

(iii)	that, unless Philip Bowman and/or Simon Lowth provide prior notification otherwise to Iberdrola, if the Scheme becomes effective, their respective employment and/or appointment as directors will terminate on the day on which the Scheme becomes effective and Iberdrola will procure the payments and the provision of the benefits and the exercise of any discretions as provided for in the letters.

(b)	Non-Executive Appointments

The following Non-Executive Directors have been appointed by ScottishPower:

Non-Executive Directors	Current Fees (per annum)
£
Charles Miller Smith	357,000
Euan Baird	41,000
Donald Brydon	56,000
Peter Hickson	54,000
Nicholas Rose	61,000
Nancy Wilgenbusch	47,000

The fees that the Non-Executive Directors receive vary according to the levels of responsibility that they have on various ScottishPower committees.

The chairman and the Non-Executive Directors are each appointed for an initial fixed term of three years. Neither the chairman nor any of the Non-Executive directors have any entitlement to compensation if their appointment is terminated before expiry of that term because:

(i)	they are not elected as a director of ScottishPower at the annual general meeting next following the date of their appointment; or

(ii)	they are not re-elected as a director at any subsequent annual general meeting at which, in accordance with the ScottishPower Articles, they must retire by rotation and, being eligible, offer themselves for re-election; or

(iii)	they are removed as a director of ScottishPower by resolution passed at a general meeting; or

(iv)	they cease to be a director of ScottishPower by reason of their vacating office pursuant to any provision of the ScottishPower Articles.

10    Material Contracts – ScottishPower

The following contracts, not being contracts entered into the ordinary course of business, have been entered into by ScottishPower and its subsidiaries since 8 November 2004 (the date two years prior to the commencement of the Offer Period) and are or may be material:

(a)	an Implementation Agreement entered into on 28 November 2006 between ScottishPower and Iberdrola, pursuant to which the parties agreed to co-operate with each other to implement the Scheme (the “Implementation Agreement”).

The Implementation Agreement contains a number of undertakings given by each of the parties, including:

(i)	agreeing to keep each other informed and consult with each other as to progress towards completion of the Scheme and to provide each other with such assistance as may reasonably be required to enable each of them to comply with their respective obligations under the Implementation Agreement; and

(ii)	agreeing to work cooperatively and reasonably with each other in order to satisfy the Conditions relating to regulatory matters, which are set out in Part 5 of this document.

The Implementation Agreement also contains an undertaking from Iberdrola that it will undertake to the Court to be bound by the Scheme, subject to satisfaction or waiver of the Conditions (as set out in Part 5 of this document).

In addition, the Implementation Agreement contains a number of undertakings given by ScottishPower relating to the conduct of its business, including the following:

(i)	not to undertake any material long-term commitment or enter into, amend or terminate any material long-term contract (other than in the ordinary and usual course and in accordance with ScottishPower’s approved budget);

(ii)	not to merge or consolidate with, purchase an equity interest in or a portion of the assets of, or acquire by any other manner, any business, company, partnership interest or acquire any assets, the value of which exceeds €350 million;

(iii)	not to sell or dispose of any material assets;

(iv)	not to recommend or make any bonus issue, dividend or other distribution to shareholders (other than dividends or distributions by wholly-owned group companies);

(v)	not to issue any shares, or grant any options over shares, in any group company;

(vi)	not to allot, issue or authorise or propose the issuance of any loan capital or enter into any agreement requiring the allotment or issue of any such securities other than pursuant to an agreement entered into before 28 November 2006;

(vii)	not to increase gross indebtedness in respect of borrowed money (other than intra-group indebtedness) by an amount exceeding £300 million;

(viii)	not to repay, accelerate or otherwise amend the terms of any indebtedness outstanding between members of the ScottishPower Group otherwise than in the usual course of carrying on business or cancel any facilities available to the group;

(ix)	not to do or omit to do anything which might result in the termination, revocation, suspension or non-renewal of any of its material licences, permits or consents or otherwise commit a material breach of a condition of any such material licences, permits or consents (other than in the ordinary and usual course of business);

(x)	not to change any employee compensation arrangements; and

(xi)	not to agree to, or publicly announce or announce to a third party an intention to agree to, do any of the above.

In the Implementation Agreement, ScottishPower has agreed to pay an Inducement Fee of £50 million to Iberdrola if, among other things, between the date of the Announcement and the date upon which the Offer is withdrawn or lapses:

(i)	the ScottishPower Directors (or any committee of the ScottishPower Directors) fail unanimously to recommend the Offer or withdraw or adversely modify or qualify their unanimous recommendation of the Offer;

(ii)	the ScottishPower Directors determine not to implement the Offer by refusing to put forward the Scheme;

(iii)	the Offer is not approved by the ScottishPower Shareholders at the Court Meeting or the ScottishPower EGM Resolution is not approved at the ScottishPower EGM;

(iv)	where the Offer is being made by way of a Scheme, following the resolutions proposed at the Court Meeting and the ScottishPower EGM having been passed by the requisite majorities, the ScottishPower Directors do not, in breach of the Implementation Agreement or because (acting in good faith) their fiduciary duties require it, seek the Court Orders at the Court Hearings;

(v)	an Alternative Proposal is made and:

(a)	such Alternative Proposal (whether or not recommended by the ScottishPower Directors) is declared unconditional in all respects, becomes effective or otherwise completes; or

(b)	that Alternative Proposal is referred to the competition authorities, lapses, and the relevant third party makes another offer for ScottishPower which completes, or becomes effective or becomes or is declared unconditional in all respects, and

(c)	for the avoidance of doubt, if an Alternative Proposal made before the Offer is withdrawn or lapses is declared unconditional in all respects, becomes effective or otherwise completes following the withdrawal or lapse of the Offer and Iberdrola is not in material breach of any of its obligations under the Implementation Agreement, ScottishPower shall remain liable to pay Iberdrola the Inducement Fee;

(vi)	ScottishPower is in material breach of any of its obligations under certain clauses of the Implementation Agreement set out below, which provide that ScottishPower shall not, and shall procure that each other member of the ScottishPower Group shall not, except with the prior written consent of Iberdrola:

(a)	merge or consolidate with, purchase an equity interest in or a portion of the assets of, or acquire by any other manner, any business, body corporate, partnership interest, association or other business organisation or division thereof or acquire any assets (other than as part of capital expenditure in the ordinary course of business and according to its approved budget) the enterprise value of which exceeds €350 million in the aggregate, exclusive of VAT;

(b)	fail to notify Iberdrola of any material adverse change in the business or assets of any member of the ScottishPower Group which is material in the context of the ScottishPower Group;

(c)	save for transactions between wholly-owned subsidiaries of ScottishPower, or between ScottishPower and such subsidiaries, increase gross indebtedness in respect of borrowed money by an amount exceeding £300 million or, subject to the chief financial officer of ScottishPower providing a reasonable explanation of such increase to the chief financial officer of Iberdrola, £500 million;

(d)	take any action which would amount to an action requiring the approval of ScottishPower Shareholders in general meeting under Rule 21 of the City Code or enter into or agree to enter into any transaction that would require the approval of ScottishPower Shareholders under the Listing Rules;

(e)	once this document has been circulated to ScottishPower Shareholders, except as required by law or by the Panel (after any rights Iberdrola may have elected to exercise to appeal a Panel executive ruling have been exhausted), make any amendment or addition to, or otherwise vary, the terms of the Offer;

(f)	save in respect of the Special Dividend, the interim dividend which was payable on 28 December 2006, any final dividend payable in respect of the financial year ending 31 March 2006 by ScottishPower and any dividends payable on the non-cumulative preference shares of 50 pence each in the capital of ScottishPower in accordance with their terms (subject to the proviso below and such final dividend being a maximum of 16.2 pence per ScottishPower Share), recommend, declare, announce, pay or make or propose the recommendation, declaration, announcement, payment or making of, any bonus issue, dividend, or other distribution to its shareholders, provided however that the ScottishPower Shareholders shall only be entitled to receive, and the ScottishPower Directors shall only pay, the final dividend in the event that the Scheme has not become effective by 11.59 p.m. on 31 May 2007;

(g)	alter the authorised, allotted or issued share capital of ScottishPower or any member of the ScottishPower Group, nor grant any options or other rights to subscribe for any ScottishPower Shares or other shares in the capital of any member of the ScottishPower Group other than: (i) issues in respect of options and awards granted at or before the date of the Implementation Agreement under the ScottishPower Share Schemes; or (ii) pursuant to conversion and exchange of any of the ScottishPower Convertible Bonds;

(h)	subject to sub-paragraph (c) above, allot, issue, or authorise or propose the issuance of any loan capital of any member of the ScottishPower Group or enter into any agreement or commitment requiring it to allot or issue any such securities other than: (i) pursuant to the conversion and exchange of any of the ScottishPower Convertible Bonds and related securities; or (ii) upon exercise of existing options in respect of ScottishPower Share Schemes; or (iii) pursuant to an agreement entered into before the date of the Implementation Agreement;

(i)	propose any changes to the ScottishPower Articles or memorandum of association other than such changes as Iberdrola may reasonably require in order to implement any proposals in relation to holders of options under the ScottishPower Share Schemes or otherwise in connection with the implementation of the Scheme;

(j)	take any action or omit to take any action which is or could reasonably be expected to delay or be prejudicial to the successful outcome of the Scheme (or the Takeover Offer as the case may be) (including the acquisition of assets subsequent to the date of the Implementation Agreement in any jurisdiction that would cause any Regulatory Authority to withhold or delay any clearance) or which would, or would reasonably be expected to, have the effect of breaching any of the Conditions as a result of which the Panel would permit Iberdrola to invoke such Condition(s); provided however, that ScottishPower shall be entitled to act otherwise than in accordance with this sub-paragraph (j) without being in breach of this sub-paragraph (j) if the ScottishPower Directors determine (acting in good faith) that compliance with this sub-paragraph (j) would be reasonably likely to be a breach of their fiduciary duties;

(k)	repay, accelerate or otherwise amend the terms of any indebtedness outstanding between members of the ScottishPower Group otherwise than in the usual course of carrying on its business or cancel any facilities available to ScottishPower; or

(l)	agree to, or publicly announce or announce to a third party an intention to agree to, do any of the foregoing, unless ScottishPower is compelled by any legal or statutory obligation or by a judicial or administrative order to do so provided that such requirement has not been triggered by the actions of ScottishPower, and Iberdrola has exercised its right to terminate the Implementation Agreement, provided in each case that Iberdrola is not in material breach of its obligations under the Implementation Agreement.

ScottishPower has undertaken in the Implementation Agreement not to solicit, or otherwise seek to procure any Alternative Proposal, save that ScottishPower shall not be prohibited from complying with its obligations under the provisions of the City Code or required by law or any applicable regulatory body nor shall ScottishPower’s Directors be prohibited from fulfilling their fiduciary duties.

Iberdrola has also agreed to pay ScottishPower the Inducement Fee if, among other things:

(i)	the resolution in respect of the Offer is not passed by the requisite majority of Iberdrola shareholders at the Iberdrola Shareholders’ Meeting;

(ii)	Iberdrola fails to convene or adjourns and fails to reconvene the Iberdrola Shareholders’ Meeting (other than with the prior written consent of ScottishPower); or

(iii)	Iberdrola is in material breach of any of its obligations under certain clauses of the Implementation Agreement set out below which provide that Iberdrola shall not:

(a)	merge or consolidate with, purchase an equity interest in or a portion of the assets of, or acquire by any other manner, any business, body corporate, partnership interest, association or other business organisation or division thereof or acquire any assets (other than as part of capital expenditure in the ordinary course of business and according to its approved budget) the enterprise value of which exceeds €2.0 billion individually or €3.0 billion in the aggregate, exclusive of VAT;

(b)	save in respect of the New Iberdrola Shares or any Iberdrola Shares issued as consideration for an acquisition permitted by sub-paragraph (a) above up to a maximum of €1.5 billion or 50 per cent. of the total consideration (whichever is the lower), alter the issued share capital of Iberdrola or any member of the Iberdrola Group, nor grant any options or other rights to subscribe for any Iberdrola Shares or other shares in the capital of any member of the Iberdrola Group other than issues in respect of options and awards granted at or before the date of the Implementation Agreement under the Share Schemes operated by the Iberdrola Group;

(c)	take any action or omit to take any action (including, notwithstanding paragraph (a) above, acquiring any interests or assets) which does or would reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any clearance of any Regulatory Authority necessary to consummate the Offer or the expiration or termination of any applicable waiting period (or withdraw any clearance already obtained); (ii) increase the risk of any Regulatory Authority entering an order prohibiting the consummation of the Offer; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) delay the consummation of the Offer; provided that no action or omission shall be a breach of this sub-paragraph (c) if legal counsel suggested by or acceptable to ScottishPower has opined that such action or omission would not be reasonably expected to result in any of the events referred to in this sub-paragraph (c); or

(d)	agree to, or publicly announce or announce to a third party an intention to agree to, do any of the foregoing, unless Iberdrola is compelled by any legal or statutory obligation or by a judicial or administrative order to do so provided that such requirement has not been triggered by the actions of Iberdrola, and ScottishPower has exercised its right to terminate the Implementation Agreement, provided in each case that ScottishPower is not in material breach of its obligations under the Implementation Agreement.

On the basis of the indication from Iberdrola to ScottishPower that Iberdrola would only be prepared to continue with the Offer on the basis that the parties entered into the break fee provisions contained in the Implementation Agreement, Morgan Stanley & Co. Limited considers the Inducement Fee to be in the best interests of the ScottishPower Shareholders.

The Implementation Agreement terminates in certain circumstances, including:

(i)	on written notice from either party in the event that the shareholder resolutions proposed at the ScottishPower EGM, the Court Meeting or at the Iberdrola Shareholders’ Meeting are not passed;

(ii)	on written notice from one party to the other of a material breach by the other party of the obligations in the Implementation Agreement, which, if capable of remedy, such party fails to remedy within seven Business Days of such notice;

(iii)	on written notice from either party if it is announced by or on behalf of ScottishPower that the ScottishPower Board has determined to withdraw or modify its recommendation of the Scheme;

(iv)	if an Alternative Proposal becomes or is declared wholly unconditional, is completed or a scheme in connection with such Alternative Proposal becomes effective;

(v)	if the Court Orders are not granted or if the Effective Date of the Scheme shall not have occurred on or before 31 July 2007; or

(vi)	where the parties agree in writing to terminate the Implementation Agreement;

(b)	a Stock Purchase Agreement dated 23 May 2005 entered into between ScottishPower as Seller Parent, ScottishPower Holdings, Inc. as Seller and MidAmerican Energy Holdings Company (“MidAmerican”) as Buyer. ScottishPower, ScottishPower Holdings, Inc. and MidAmerican entered into an amendment agreement to the Stock Purchase Agreement dated 21 March 2006 pursuant to which MidAmerican has agreed to release ScottishPower from indemnities and warranties other than those relating to corporate taxes and environmental issues in return for a US $40 million reduction in certain payments due to be made by PacifiCorp to ScottishPower;

(c)	an Indenture dated as of 21 March 2005 between ScottishPower and JPMorgan Chase Bank, N.A. as trustee and a First Supplemental Indenture dated as of 21 March 2005 between the same parties pursuant to which ScottishPower issued US $550,000,000 4.910 per cent. Notes due 2010, US $600,000,000 5.375 per cent. Notes due 2015 and US $350,000,000 5.810 per cent. Notes due 2025;

(d)	a Master Turbine Supply Agreement between General Electric Company and PPM Energy dated 2 September 2005, pursuant to which PPM Energy has entered into four separate Turbine Purchase Orders. In aggregate, the Purchase Orders represent an obligation to purchase wind turbines, at an aggregate purchase price of approximately US $692.5 million. As at 12 February 2007, payments totalling approximately US $325.8 million have been made under the contract with the balance of US $366.7 million to be paid during the financial years 2006/07 and 2007/08;

(e)	a Multicurrency Revolving Credit Facility dated 20 December 2005 among ScottishPower, the Bank of Tokyo-Mitsubishi, Ltd., BNP Paribas and The Royal Bank of Scotland plc (as mandated lead arrangers), the financial institutions named therein and The Royal Bank of Scotland plc (as agent) with a maximum unsecured revolving amount of £500,000,000. The maximum amount matures on 20 December 2011. Interest on borrowed amounts varies and is based on 12-month LIBOR or EURIBOR plus a margin that may vary with the credit rating assigned to ScottishPower’s debt. As at 22 February 2007, the facility was uncancelled and undrawn. ScottishPower has given customary covenants in relation to the Credit Facility;

(f)	an agreement dated 5 April 2006 made between ScottishPower Generation Limited, AMEC Group Limited, Alstom Norway AS and Alstom Power Ltd. (the “Longannet Agreement”) in connection with the design and installation of a flue gas desulphurisation plant at Longannet power station for a target price of approximately £140 million. The Longannet Agreement incorporates industry-standard conditions for agreements of this nature. The Longannet Agreement provides for damages, subject to a cap, to be payable upon late completion of the works, inadequate performance and unsatisfactory availability but also includes incentives for early completion of the works and for the delivery of the works at less than the target price. It provides that completion will occur by the end of 2008;

(g)

a Wind Turbine Supply Agreement dated 8 December 2005, a Supply Agreement dated 23 October 2006 (together the “Supply Agreements”) and three Turbine Purchase Orders (the “Turbine Purchase Orders”) issued under a Wind Turbine Supply Frame Agreement dated 1 August 2006, in each case between Mitsubishi Power Systems, Inc. and affiliates and PPM Energy. The Supply Agreements and Turbine Purchase Orders represent, in aggregate, obligations to purchase wind turbines for an aggregate purchase price of approximately US $550 million. At 8 February 2007, payments totalling approximately US $75 million had been made under the Supply Agreements and Turbine Purchase Orders with the balance of approximately US $475 million to be paid during the financial years 2007/08 and 2008/09;

(h)	a Wind Development Assets Acquisition and Sale Agreement dated as of 21 July 2006 between Leaning Juniper Wind Power LLC (“Leaning Juniper”), a subsidiary of PPM Energy, and PacifiCorp, pursuant to which Leaning Juniper sold the assets relating to the 100 MW Leaning Juniper wind farm to PacifiCorp for approximately US $185 million. and provides ongoing operations, maintenance and warranty services;

(i)	Membership Interest Purchase Agreements (and associated limited liability company agreements), dated 1 May 2006, 1 November 2006, and 1 February 2007 respectively, between PPM Wind Energy LLC, a subsidiary of PPM Energy (“PPM”), and various equity investors, pursuant to which such investors acquired equity interests in portfolio companies holding various wind farms representing, in aggregate, approximately 900 MW, contributed by PPM. PPM Wind Energy LLC received aggregate initial payments of approximately US $657 million in connection with these transactions, and is entitled to receive subsequent additional fixed and contingent payments;

(j)	two Joint Venture Operating Agreements between Atlantic Renewable Projects LLC and Atlantic Renewable Projects II LLC (each of which is a project company included in one of the portfolio financing transactions referred to in sub-paragraph (i) above), on the one hand, and affiliates of Horizon Wind Energy LLC, on the other, one of which was originally entered into (by predecessor entities) in 2000 and amended and restated in 2005 and 2006, and the other of which was entered into in 2003 and amended and restated in 2006. The Joint Venture Operating Agreements relate to the construction and operation of two wind turbine generation facilities in upstate New York, USA, Maple Ridge I (approximately 231 MW) and Maple Ridge II (approximately 91 MW). To date, payments totalling approximately US $255 million have been made by PPM Energy under these agreements with the balance of the capital commitments payable by PPM (approximately US $7 million for Maple Ridge I) to be paid during the financial year 2006/07; and

(k)	a permanent capacity assignment and release agreement dated 20 November 2006, pursuant to which PPM Energy and PPM Energy Canada Ltd. received a payment of approximately US $188 million and assumed obligations relating to long-term pipeline capacity in Western Canada and the US held by El Paso Energy Canada and El Paso Energy US.

11    Material Contracts – Iberdrola

The following contracts, not being contracts entered into the ordinary course of business, have been entered into by Iberdrola and its subsidiaries since 8 November 2004 (the date two years prior to the commencement of the Offer Period) and are or may be material:

(a)	Implementation Agreement

The Implementation Agreement as described in paragraph 10(a) of this Part 10.

(b)	Offer Credit Agreement

A £7,955,000,000 unsecured multicurrency syndicated revolving credit facility agreement dated 27 November 2006 among Iberdrola, ABN AMRO Bank N.V., Barclays Capital and The Royal Bank of Scotland plc as mandated lead arrangers, ABN AMRO Bank N.V., Sucursal en España, Barclays Bank PLC and The Royal Bank of Scotland plc as the original lenders with ABN AMRO Bank N.V., London Branch as facility agent (the “Offer Credit Agreement”).

The Offer Credit Agreement is for an initial term of 364 days from the date of the Offer Credit Agreement and comprises a £7,955,000,000 revolving credit facility with an option for Iberdrola to (i) extend the term until 28 November 2008 and (ii) convert borrowed amounts into a term loan facility. Interest on borrowed amounts varies and is based on LIBOR or EURIBOR (as appropriate)

plus a margin that, after an initial period, varies in accordance with the senior unsecured long-term credit rating of Iberdrola. The Offer Credit Agreement contains non-financial covenants, representations, warranties and events of default not inconsistent with (i) market practice for companies similar to Iberdrola, (ii) the size and nature of the facilities and (iii) the terms of Iberdrola’s existing bank financing arrangements.

(c)	Bank Agreement 2004

A term and revolving credit facility agreement dated 16 December 2004 between Iberdrola and ABN AMRO Bank N.V., London Branch, Banco Español de Crédito, S.A., Banco Santander Central Hispano, S.A., Barclays Capital, BNP Paribas, Calyon, Sucursal en España, Citigroup Global Markets Limited, Dresdner Kleinwort Wasserstein Limited, HSBC Bank plc and JPMorgan plc, with Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) acting as facility agent of the other finance parties and The Royal Bank of Scotland plc acting as mandated lead arrangers (the “Bank Agreement 2004”).

The Bank Agreement 2004 provides for a total facility of €2,300,000,000, with: (i) €1,150,000,000 as a term loan commitment with a final amortisation date of 16 December 2010 (“Facility A”) and; (ii) €1,150,000,000 as a revolving facility commitment, with a maturity of five years from the date of the agreement (“Facility B”).

Facility A and Facility B are available to finance Iberdrola’s general corporate purposes and refinancing under an existing syndicated term and revolving facility of €1,750,000,000 between Iberdrola and BBVA as facility agent dated 18 December 2002.

Drawings under the Bank Agreement 2004 bear interest at the aggregate of (a) the applicable margin; (b) EURIBOR; and (c) additional mandatory costs calculated by BBVA, as the facility agent, in accordance with the mandatory cost formula stated in the Bank Agreement 2004. The applicable margin is 0.225 per cent. per annum in relation to Facility A and 0.20 per cent. per annum in relation to Facility B. The Bank Agreement 2004 provides for the applicable margins of Facility A and Facility B to be adjusted in the event of a change in the credit rating of Iberdrola. The obligations of each lender under the Bank Agreement 2004 to participate in Facility A and Facility B are subject to, among other things, certain representations being correct and there being no event of default (or, in certain circumstances, no default) outstanding or which will result from the making of this loan. The Bank Agreement 2004 contains customary representations and warranties, affirmative and negative covenants, events of default and indemnities.

(d)	Iberdrola Mexico Credit Facility Agreement

A term and a revolving credit facility agreement dated 27 December 2006 between Iberdrola Mexico, S.A, de C.V. (“Iberdrola Mexico”) and a syndicate of lenders with Citibank, N.A. acting as administrative agent (the “Iberdrola Mexico Credit Facility Agreement”).

The Iberdrola Mexico Credit Facility Agreement provides for a US $847,000,000 term loan and a US $353,000,000 revolving credit facility with a final maturity date of 10 years and five years, respectively. The Iberdrola Mexico Credit Facility Agreement is available to Iberdrola Mexico to effect any refinancing, to complete the construction of the Tamazunchale plant and for financing general corporate purposes.

Drawings under the Iberdrola Mexico Credit Facility Agreement for the term loan bear interest of the aggregate of a margin of 0.6 per cent. per annum, plus LIBOR. The revolving credit facility bears interest at the aggregate of a margin of 0.325 per cent. per annum, plus LIBOR.

The obligations of each lender under the Iberdrola Mexico Credit Facility Agreement to participate in any loan are subject to, among other things, certain representations being correct and there being no event of default (or, in certain circumstances, no default) outstanding or which will result from the making of the loan.

The Iberdrola Mexico Credit Facility Agreement contains customary representations and warranties, affirmative and negative covenants, events of default and indemnities. There is an obligation to make the repayments in US Dollars.

(e)	Credit Facility Novation Agreement 2005

An agreement dated 13 May 2005 novating and amending a credit facility agreement entered into on 19 May 2004 between Iberdrola and a syndicate of banks with Banco Bilbao Vizcaya Argentaria, S.A. acting as lead arranger (the “Credit Facility Novation Agreement 2005”). The new lenders of the novated credit facility are: BNP Paribas, Banco Santander Central Hispano, S.A. Calyon, Dresdner Kleinwort Wasserstein Limited, HSBC Bank PLC, Instituto de Credito Oficial, Fortis Bank, S.A., ING Belgium, S.A., and the Bank of Tokyo-Mitsubishi Ltd.

The initial revolving credit facility of €500,000,000 (“Facility A”) has been changed to a term loan with a final maturity date of 17 May 2012. A further revolving credit facility of €700,000,000 (“Facility B”) has been given with a maturity date of 17 May 2012.

Facility A and B are available to finance Iberdrola’s general corporate purposes and for refinancing the existing indebtedness of the borrower.

Drawings under this facility bear interest at the aggregate of (a) the applicable margin; and (b) EURIBOR. The applicable margin is 0.17 per cent. per annum in relation to Facility A and 0.15 per cent. per annum in relation to Facility B. The Credit Facility Novation Agreement 2005 states the payment of interest upon default in the event of delaying the payments and states the amount of other commissions and costs.

The obligations of each lender under the Credit Facility Novation Agreement 2005 to participate in Facility A and Facility B, are subject to, among other things, certain representations being correct and there being no event of default (or, in certain circumstances, no default) outstanding or which will result from the making of this loan.

The Credit Facility Novation Agreement 2005 contains customary representations and warranties, affirmative and negative covenants, events of default and indemnities.

(f)	Assignment of Tariff Deficit Agreement

An assignment of the tariff deficit agreement dated 15 December 2006 between Iberdrola, Unión Fenosa Generación, S.A. and Hidroeléctrica del Cantábrico, S.A. as assignors and Bilbao Bizkaia Kutxa, Caja de Ahorros de Valencia, Castellón y Alicante, Citibank International plc and Aldermanbury Investments Limited as assignees (the “Assignment of Tariff Deficit Agreement”).

According to Spanish law, electricity companies pay for the electricity they provide according to a tariff regulated annually by the Spanish government. At the end of the year, the Spanish government recognised the existence of an imbalance between the income and costs of the Spanish electricity system and the tariff paid to the electricity companies, which generated a credit right in favour of the electricity companies corresponding to the deficit of the 2005 activities liquidation provided in Royal Decree 809/2006, dated 30 June (the “2005 tariff deficit”).

According to Royal Decree 2017/1997, dated 26 December, the credit right corresponding to the deficit of 2005 in favour of the electricity companies amounts to a maximum of €2,055,013.44 at 31 December 2005. Iberdrola at that date had a credit right of €1,334,063.05 for its 2005 tariff deficit.

The purpose of the Assignment of Tariff Deficit Agreement is the transfer and assignment by each assignor of its credit rights corresponding to the 2005 tariff deficit in favour of each assignee in the percentages stated in the agreement. Iberdrola, owner of 35.01 per cent. of the deficit tariff agreed to transfer and assign:

(i)	8.5172 per cent. to Bilbao Bizkaia Kutxa, which acquired it for an amount of €320,935,443.02;

(ii)	5.1090 per cent. to Caja de Ahorros de Valencia, Castellón y Alicante, which acquired it for an amount of €192,512,342.73;

(iii)	10.6919 per cent. to Citibank International plc, which acquired it for an amount of €402,881,611.78; and

(iv)	10.6919 per cent. to Aldermanbury Investments Limited, which acquired it for an amount of €402,881,611.78.

The initial price paid by the assignees to the assignors was subject to adjustment on the occurrence of certain events outlined in the Assignment of Tariff Deficit Agreement.

The Assignment of Tariff Deficit Agreement contains customary representations.

(g)	Send or Pay Agreement

A send or pay agreement dated 30 November 2006 between Iberdrola and MEDGAZ, S.A (“MEDGAZ”) (the “Send or Pay Agreement”). The Send or Pay Agreement has been entered into for the purposes of providing Iberdrola with a gas transportation service through the MEDGAZ gas transportation system, an offshore pipeline system from Algeria to Almeria in Spain. The effective date of the Send or Pay Agreement was 21 December 2006, following the MEDGAZ shareholders’ firm investment decision of the same date. Unless otherwise terminated, the Send or Pay Agreement is effective for 20 years from the date of the first gas transportation. In consideration for its provision of gas transportation services, Iberdrola must pay a monthly capacity charge to MEDGAZ comprising a fixed month capacity charge and an interruptible monthly transportation charge. It is estimated that the approximate price of the transportation services during the 20 years of the Send or Pay Agreement will be US $38,000,000.

The Send or Pay Agreement contains certain warranties given by Iberdrola to MEDGAZ; those relating to credit status and the quality of gas supplied to the transportation system are continuing warranties. Iberdrola agrees to indemnify and hold MEDGAZ harmless against any losses and liabilities of whatever nature howsoever caused incurred by MEDGAZ in relation to the delivery of gas which does not comply with the input specification by Iberdrola to the input point of the MEDGAZ system. Iberdrola’s liability in relation to this indemnity is limited.

(h)	MEDGAZ Shareholders’ Agreement

A shareholders’ agreement dated 21 December 2006 between Iberdrola and Compañia Española de Petroleos, S.A., Endesa Generacion S.A., GDF Investissements S.A., Iberdrola S.A., Sonatrach S.P.A. and MEDGAZ, S.A. (“MEDGAZ”), entered into in connection with the Send or Pay Agreement (the “Shareholders’ Agreement”).

The MEDGAZ Shareholders’ Agreement sets out the rights and obligation of the parties regarding the basis of their relationship with each other in relation to and for the purpose of developing, constructing and operating the MEDGAZ system through MEDGAZ. As of the date of the agreement, Iberdrola held a 20 per cent. interest in MEDGAZ.

The MEDGAZ Shareholders’ Agreement confirms that, when required and until the financial close date, shareholding funding for budgeted development costs will be on a pro rata basis in accordance with the shareholding in MEDGAZ. There is no obligation for shareholders to meet additional funding requests from MEDGAZ.

(i)	Gamesa Share Purchase Agreement 2005

A share purchase agreement dated 26 October 2005 between Gamesa Energia, S.A. (“Gamesa”) and Iberdrola Energías Renovables II, S.A. (“Iberdrola Energías”) under which Iberdrola Energías commits to the purchase of several wind farms in Italy and Andalucia, subject to the satisfaction of certain pre-conditions (the “Gamesa Share Purchase Agreement 2005”). The cash consideration is estimated to be €693,000,000 for the wind farms in Andalucia and €132,000,000 for the wind farms in Italy.

The Gamesa Share Purchase Agreement 2005 contains:

(i)	certain warranties given by Gamesa to Iberdrola Energías;

(ii)	limitations on the liability of Gamesa under those warranties;

(iii)	details of how the consideration for the sale is to be adjusted on the basis of annual net equivalent hours of wind of each wind farm;

(iv)	details of the preconditions of the sale, which relate in most part to all relevant permits and authorisations for the construction of the wind farms being obtained by 31 December 2009 (further extension by Iberdrola until 31 December 2012 is possible); and

(v)	restrictions on the use of any confidential information obtained by either party.

As of the present date, none of the pre-conditions of the implementation of the Gamesa Share Purchase Agreement 2005 have been satisfied.

(j)	Gamesa Share Purchase Agreement 2006

A share purchase agreement dated 29 December 2006 between Gamesa, Iberdrola Energías Renovables, S.A. and Iberdrola Renewable Energies USA, LLC (the “Purchasers”) where the Purchasers commit to purchase 11 wind farms in the United States (the “Gamesa Share Purchase Agreement 2006”). The consideration will vary depending on the annual net equivalent hours of wind of each wind farm.

The Gamesa Share Purchase Agreement 2006 contains:

(i)	certain warranties given by Gamesa to the Purchasers;

(ii)	limitations on the liability of Gamesa under those warranties;

(iii)	details of how the consideration for the sale is to be adjusted on the basis of annual net hours of wind of each wind farm; and

(iv)	restrictions on the use of any confidential information obtained by either party.

(k)	Framework Agreement 2006

On 20 April 2006 Iberdrola Energías Renovables II, S.A. Unipersonal, entered into a framework agreement with the People’s Municipal Government of Bayannaoer, Inner Mongolia Autonomous Region, People’s Republic of China, covering the terms and conditions of the development of wind power projects in Bayannaoer in Inner Mongolia (the “Framework Agreement 2006”). The Framework Agreement 2006 grants the Iberdrola entity a preferential right to develop wind farm projects in Bayannaeor, within the Inner Mongolia Autonomous Region. The Municipal Government will co-operate by providing a preferential right to develop wind farms at certain sites. If Iberdrola opts to develop a wind farm project in the areas where there is a preferential right to develop, the development would be made through a foreign–Chinese joint venture based in Bayannaoer City. The parties to the proposed joint venture would be Iberdrola and the People’s Municipal Government of Bayannaoer, with Iberdrola holding a majority interest.

The Framework Agreement 2006, unless terminated, will remain in force until 31 December 2010, and will be automatically renewed for one-year periods, unless either party gives notice not to renew. The People’s Municipal Government of Bayannaeor can terminate the Framework Agreement 2006 if by December 2010 the wind farms installed by Iberdrola are below 1,000,000 kilowatts or 300,000 kilowatts capacity by the end of December 2008.

(l)	WTG Supply Framework Agreement

A framework agreement between Iberdrola Energías Renovables, S.A., and Gamesa Eólica, S.A. dated 19 October 2006 (the “WTG Supply Framework Agreement”) for the supply of wind turbines for a total capacity of 2,700 MW for the period 2007-2009, to be installed in wind farms in Spain, France, Italy, Germany, the UK, Portugal, Poland, Greece, Mexico and the United States (in case of supply to other countries the price would be subject to further adjustments).

The WTG Supply Framework Agreement will be in effect until the earlier of (i) the achievement of the supply of 2,700 MW; or (ii) 31 December 2009. Under certain conditions, the Framework Agreement can be extended for an additional maximum period of two years (2010-2011).

(m)	La Rioja Reorganisation Agreement

A reorganisation agreement between (i) Iberdrola Energías Renovables, S.A. and Iberdrola Energías Renovables de la Rioja, S.A., and (ii) Fomento de Inversiones Riojanas, S.A, and FIRSA II Inversiones Riojanas, S.A. dated 5 September 2005 (the “La Rioja Reorganisation Agreement”) whereby the parties agreed to restructure their participation in several companies owning wind farms in La Rioja (“La Rioja Project Companies”).

Under the La Rioja Reorganisation Agreement, Fomento de Inversiones Riojanas, S.A and FIRSA II Inversiones Riojanas, S.A. agreed to transfer their shares in La Rioja Project Companies to Iberdrola Energías Renovables de la Rioja, S.A., in exchange for shares of Iberdrola Energías Renovables de la Rioja, S.A.

The parties further agreed that Iberdrola Energías Renovables de la Rioja, S.A. would be the vehicle for their investments in renewable energies in La Rioja by the parties in the next five years. A shareholders’ agreement was executed to establish the parties’ rights and obligations as shareholders of Iberdrola Energías Renovables de la Rioja, S.A.

Iberdrola Energías Renovables, S.A. granted a put option to Fomento de Inversiones Riojanas, S.A. and FIRSA II Inversiones Riojanas, S.A. to sell all their shares in Iberdrola Energías Renovables de la Rioja, S.A.

(n)	CEI Transaction Agreement

An agreement and plan of merger between Iberdrola Renewable Energies USA Ltd, Iberdrola Merger Sub I, Inc., Community Energy, Inc., and Mr R. Brent Alderfer and Mr Eric Blank as principal shareholders of Community Energy, Inc., dated 21 April 2006 (the “CEI Transaction Agreement”). The CEI Transaction Agreement provides for the merger of Iberdrola Merger Sub I, Inc., with and into Community Energy, Inc. The consideration payable in connection with the merger by Iberdrola Renewable Energies USA Ltd was US $30,000,000. The merger achieved CFIUS approval on 26 May 2006 (case number 06-25), and the merger was completed in June 2006.

A number of warranties and representations are given in connection with the CEI Transaction Agreement by Iberdrola Renewable Energies USA Ltd, and Iberdrola Merger Sub I, Inc. including with regard to their corporate status and their acknowledgement of risks being inherent in the development of wind energy projects. A proportion of the consideration was withheld by Iberdrola Renewable Energies USA and paid into an indemnification escrow account for the purposes of providing a source of payment to the Iberdrola entity on breach by Community Energy, thereby allowing a possible downward adjustment of the total transaction value.

(o)	Iberdrola Mexico Credit Facility Agreement (2)

A credit facility agreement dated 27 December 2006 between Iberdrola Mexico, and a syndicate of lenders with Citibank, N.A. acting as administrative agent (the “Iberdrola Mexico Credit Facility Agreement (2)”).

The Iberdrola Mexico Credit Facility Agreement (2) provides for a US $200,000,000 term loan and a US $300,000,000 revolving credit facility with a final maturity date of ten and five years, respectively. The Iberdrola Mexico Credit Facility Agreement (2) is available to Iberdrola Mexico to effect any refinancing, to complete the construction of the Tamazunchale plant and for financing general corporate purposes.

Drawings under the Iberdrola Mexico Credit Facility Agreement (2) for the term loan bear interest of the aggregate of a margin of 0.6 per cent. per annum, plus LIBOR. The revolving credit facility bears an interest of the aggregate of a margin of 0.325 per cent. per annum, plus LIBOR.

The obligations of each lender under the Iberdrola Mexico Credit Facility Agreement (2) to participate in any loan are subject to, amongst other things, certain representations being correct and there being no event of default (or, in certain circumstances, no default) outstanding or which will result from the making of the loan.

The Iberdrola Mexico Credit Facility Agreement (2) contains customary representations and warranties, affirmative and negative covenants, events of default and indemnities. There is an obligation to make the repayments in US Dollars.

12    Cash Confirmation

The cash consideration due under the Scheme will be financed as set out in paragraph 13 of Part 4 of this document. ABN AMRO, the financial adviser to lberdrola, is satisfied that sufficient financial resources are available to Iberdrola to satisfy the cash consideration due under the Scheme in full.

13    Sources and Bases of Information

(a)	Unless otherwise stated, the financial information relating to ScottishPower contained in Part 6 of this document has been extracted without material adjustment from relevant published audited financial statements of the ScottishPower Group for the year ended 31 March 2006 and 31 March 2005, and from the unaudited interim financial statements of ScottishPower for the six months ended 30 September 2006.

(b)	Unless otherwise stated, the financial information relating to Iberdrola contained in Part 7 of this document has been extracted without material adjustment from the audited financial statements of Iberdrola for the two years ended 31 December 2006 as contained in the 2006 annual report of Iberdrola.

(c)	Unless otherwise stated, all prices quoted for ScottishPower Shares are closing middle market prices and are derived from the Daily Official List of the London Stock Exchange.

(d)	Unless otherwise stated, all prices quoted for Iberdrola Shares are closing middle market prices and are derived from the data of the SIBE (as published in the official bulletin (boletín de cotización) of the Madrid Stock Exchange).

(e)	The calculations in Parts 1 and 4 of this document regarding the existing issued share capital of ScottishPower are based on 1,488,896,677 ScottishPower Shares in issue as at 22 February 2007 (the last practicable date prior to the publication of this document).

(f)	Save as otherwise stated £:€ exchange rate of £0.67125:€1 has been applied for the purposes of any £:€ currency conversion. This exchange rate was extracted from Datastream published on 22 February 2007 (the last practicable date prior to the publication of this document).

14    General

(a)	Morgan Stanley & Co. Limited has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(b)	ABN AMRO has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(c)	Settlement of the consideration to which each ScottishPower Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien or right of set-off, counterclaim or other analogous right of which Iberdrola may otherwise be, or claim to be, entitled against such ScottishPower Shareholder.

(d)	Save as disclosed herein, there is no agreement, arrangement or understanding whereby the beneficial ownership of any of the ScottishPower Shares to be transferred to Iberdrola pursuant to the Scheme will be transferred to any other person, save that Iberdrola reserves the right to transfer any such shares to any other member of the Iberdrola Group.

(e)	Save as disclosed in this document, no agreement, arrangement or understanding (including compensation arrangement) exists between Iberdrola or any person acting in concert with it for the purposes of the Offer and any of the directors, recent directors, shareholders or recent shareholders of ScottishPower having any connection with or dependence upon the Offer.

(f)	Save as disclosed in this document, there has been no material change in the financial or trading position of ScottishPower since 31 March 2006 (the date to which the last published audited financial statements of ScottishPower were prepared).

(g)	Save as disclosed in this document, there has been no material change in the financial or trading position of Iberdrola since 31 December 2006 (the date to which the last published audited accounts of Iberdrola were prepared).

(h)	The New Iberdrola Shares will not be made available generally or marketed to the public in the United Kingdom or elsewhere.

(i)	Save as disclosed in this document, the ScottishPower Directors are not aware of any material change in relation to any material information previously published by or on behalf of ScottishPower during the Offer Period.

(j)	Save as disclosed in this document, the Iberdrola Directors are not aware of any material change in relation to any material information previously published by or on behalf of Iberdrola during the Offer Period.

15    Documents Available for Inspection

Copies of the following documents will be available for inspection at the offices of Linklaters, One Silk Street, London EC2Y 8HQ and at the registered office of ScottishPower, 1 Atlantic Quay, Glasgow G2 8SP during usual business hours on any Business Day prior to the Effective Date:

(a)	the memorandum and articles of association of ScottishPower in force at the date of this document and as proposed to be amended by the ScottishPower EGM Resolution;

(b)	the constitutional documents of Iberdrola;

(c)	the audited consolidated financial statements for the ScottishPower Group for the two years ended 31 March 2006;

(d)	the announcement of interim results of ScottishPower for the period ended 30 September 2006;

(e)	the audited consolidated annual accounts of the Iberdrola Group for the two years ended 31 December 2006;

(f)	a copy of the letter from Morgan Stanley & Co. Limited set out in Part 4 of this document;

(g)	copies of the service contracts, letters of appointment and letters from Iberdrola (dated 28 November 2006) referred to in paragraph 9 of this Part 10;

(h)	copies of the letters of irrevocable undertaking referred to in paragraph 16 of Part 4 of this document;

(i)	full details of the dealings by Iberdrola underlying the aggregated information set out in sub-paragraph 7(b) of this Part 10;

(j)	full details of the dealings by members of the ABN AMRO Bank N.V. group underlying the aggregated information set out in sub-paragraphs 5(a) and 7(c) of this Part 10;

(k)	full details of the dealings by members of the JPMorgan Cazenove group underlying the aggregated information set out in sub-paragraph 5(d) of this Part 10;

(l)	copies of the material contracts referred to in paragraphs 10 and 11 of this Part 10;

(m)	copies of the written consents referred to in sub-paragraphs 14(a) and 14(b) of this Part 10; and

(n)	this document, the Forms of Proxy, the ADS Voting Instruction Card, the Form of Election, the ADS Letter of Transmittal and Election Form, the Dealing Facility Documentation Pack and the Dealing Facility Instruction Forms.

16    No Binding Agreement

This document does not evidence or record a legally binding agreement between ScottishPower and Iberdrola to implement the Offer or the Scheme. Save for the Implementation Agreement, a summary of which is set out in paragraph 10 of this Part 10, no such legally binding agreement exists as at the date of this document.

Dated: 26 February 2007

PART 11

EMPLOYEE REPRESENTATIVE OPINION

To:	All Trade Union

Shop Stewards and Representatives in

ScottishPower

Dear Colleagues

IBERDROLA VISIT

From February 5th to 8th a delegation of trade union representatives from ScottishPower visited Spain to meet with both Iberdrola management and Spanish trade union colleagues. As well as the meetings the trip also included site visits to the Madrid Control Centre and a gas-fired power station outside Valencia.

Our overall impression from both trade unions and management was of a Company with a good relationship with its trade unions and a track record of negotiating change and proceeding by agreement. The Spanish trade unions highlighted the wide ranging collective agreement they had recently reached with management and pointed out that they had never taken industrial action in the Company.

At our meeting with senior management we raised the concerns of the ScottishPower trade union side about job security, the maintenance of the no-compulsory redundancy policy, the preservation of on-going negotiating rights, the protection of existing terms and conditions and pension rights, our opposition to any break-up of the Company and the need to address issues around the ESOP and share-save schemes.

Although Iberdrola management were constrained about what they could practically say until the takeover has been finalised we were assured that their decision to buy ScottishPower was not an asset stripping exercise and that they intended to maintain the integrity of the ScottishPower group. They also emphasised their intention to invest in ScottishPower including potentially in new generating plant.

It is, of course, too early to say how Iberdrola will wish to manage ScottishPower in the context of its global strategy. The trade union side in ScottishPower has now established a relationship with both the Spanish trade unions and the Iberdrola management which is important and will be developed. At this stage we do not know what detailed impact the Iberdrola takeover will have on members in ScottishPower. Our general impression, however, is that Iberdrola is a Company that does not pose any immediate threat to members in ScottishPower and is a Company that appears to be committed to negotiate and agree change.

Mike Barr	Dave Hulse	Colin Carr	Glen Dobson	Gerry Crawley
Billy Parker	Jim Moohan	Scott Foley		Glyn Platt
Amicus	GMB	TGWU	Prospect	Unison

PART 12

NOTES FOR SCOTTISHPOWER SHAREHOLDERS ON COMPLETING THE FORM OF ELECTION

1    Mix and Match Facility and/or Loan Note Alternative

Eligible holders of ScottishPower Shares in certificated form may make an election in respect of such shares by completing and returning the enclosed white Form of Election in accordance with the procedure set out in paragraph (a) below. Holders of ScottishPower Shares in certificated form, but under different designations should complete a separate Form of Election for each designation.

Holders of ScottishPower Shares in uncertificated form may only make an election in respect of such shares by TTE Instruction in accordance with the procedure set out in (b) below, and, if those shares are held under different member account IDs, a separate TTE Instruction should be sent for each member account ID.

You should note that if you hold ScottishPower Shares in both certificated form and uncertificated form, you should follow the procedures set out in paragraphs (a) and (b) below for each type of holding.

(a)    ScottishPower Shares held in Certificated Form

(i)    Completing the Form of Election in respect of the Mix and Match Facility

If you hold ScottishPower Shares in certificated form and you wish to elect for the Mix and Match Facility, you must complete and sign (in the presence of an independent witness, who should also sign) the white Form of Election in respect of your holding of ScottishPower Shares and return it to Lloyds TSB Registrars at 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX so as to be received by no later than 3.00 p.m. (London time) on 19 April 2007 or such later time (if any) until which the right to make an election may be extended. A reply-paid envelope, for use in the UK only, is enclosed for your convenience. The instructions printed on or deemed incorporated in the white Form of Election will be deemed to form part of the Scheme. A valid election made under the Mix and Match Facility will be irrevocable once it has been made.

Elections made under the Mix and Match Facility will only be accepted in respect of whole numbers of ScottishPower Shares.

You should be aware that, if you buy or sell ScottishPower Shares after having made an election(s) under the Mix and Match Facility, then the number of ScottishPower Shares to which your election(s) applies may be affected as set out below.

•

If you elect to receive cash consideration or New Iberdrola Shares, as the case may be, in respect of all of your ScottishPower Shares by inserting a tick “✓” in the appropriate box on the Form of Election and, prior to the Reorganisation Record Time, you acquire additional ScottishPower Shares or you sell or otherwise transfer some of your ScottishPower Shares, then your election will be treated as applying to all of the ScottishPower Shares which you hold immediately prior to the Reorganisation Record Time, notwithstanding that the number of ScottishPower Shares which you hold immediately prior to the Reorganisation Record Time may be greater or less than the number of ScottishPower Shares you held at the time you submitted your Form of Election. If you elect to receive cash consideration and New Iberdrola Shares in respect of all of your ScottishPower Shares in the manner described in this paragraph (1)(a)(i), then any subsequent Form of Election which you submit will be invalid.

•

If you elect to receive cash consideration and/or New Iberdrola Shares under the Mix and Match Facility in respect of a specified number of your ScottishPower Shares and, prior to the Reorganisation Record Time, you acquire more ScottishPower Shares in certificated form, which are not registered by 19 April 2007, then your initial election will not apply in relation to the ScottishPower Shares so acquired.

•

If you elect to receive cash consideration and/or New Iberdrola Shares under the Mix and Match Facility in respect of a specified number of your ScottishPower Shares and, immediately prior to the Reorganisation Record Time, the number of ScottishPower Shares that you hold is less than the number of ScottishPower Shares in respect of which you have made an election(s) (for example, because you have sold some of your ScottishPower Shares), then your election will apply in relation to all of the ScottishPower Shares you hold immediately prior to the Reorganisation Record Time. In those circumstances, if you have made elections for both cash consideration and New Iberdrola Shares, then those elections will apply proportionally to the number of ScottishPower Shares you hold immediately prior to the Reorganisation Record Time.

(ii)    Completing the Form of Election in respect of the Loan Note Alternative

If you hold ScottishPower Shares and you wish to elect for the Loan Note Alternative you must complete and sign (in the presence of an independent witness, who should also sign) the white Form of Election in respect of your holding of ScottishPower Shares, and return it to Lloyds TSB Registrars at 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX so as to be received by no later than 3.00 p.m. (London time) on 19 April 2007 or such later time (if any) until which the right to make an election may be extended. A reply-paid envelope, for use in the UK only, is enclosed for your convenience. The instructions printed on or deemed incorporated in the white Form of Election will be deemed to form part of the terms of the Scheme. A valid election under the Loan Note Alternative will be irrevocable once it has been made.

(b)    ScottishPower Shares held in Uncertificated Form

(i)    Making Electronic Elections through CREST

If you hold your ScottishPower Shares in CREST and wish to make an election under the Mix and Match Facility and/or in relation to the Loan Note Alternative in respect of some or all of your ScottishPower Shares, you should send (or if you are a CREST sponsored member, procure that your CREST sponsor sends) to CRESTCo a TTE Instruction in relation to such ScottishPower Shares.

The prescribed form of election is a TTE Instruction which, on its settlement, will have the effect of crediting a stock account of Lloyds TSB Registrars under the participant ID and member account ID specified below, with the number of ScottishPower Shares on which an election is made.

A TTE Instruction to CRESTCo must be properly authenticated in accordance with CRESTCo’s specifications for transfers to escrow and must contain the following details:

•	the number of ScottishPower Shares to which the election relates;

•	the participant ID of the holder of the ScottishPower Shares;

•	the member account ID of the holder of the ScottishPower Shares;

•	the participant ID of the Escrow Agent (set out in the table below);

•	the member account ID of the Escrow Agent (set out in the table below);

•	the ISIN of the ScottishPower Shares. This is GB00B125RK88;

•	the Intended Settlement Date. This must be by 3.00 p.m. (London time) on 19 April 2007;

•	the corporate action number. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST; and

•	input with standard delivery instruction priority of 80.

Option	Participant ID	Member Account	Election
1	6RA50	IBESCO01	Basic Offer (no Loan Notes required)
2		IBESCO02	Mix and Match Cash (no Loan Notes required)
3		IBESCO03	Mix and Match Shares (no Loan Notes required)

4		IBESCO04	Basic Offer – 25 per cent. cash for Loan Notes

5	6RA51	IBESCO05	Basic Offer – 50 per cent. cash for Loan Notes
6		IBESCO06	Basic Offer – 75 per cent. cash for Loan Notes
7		IBESCO07	Basic Offer – 100 per cent. cash for Loan Notes
8		IBESCO08	Mix and Match Cash – 25 per cent. cash for Loan Notes
9		IBESCO09	Mix and Match Cash – 50 per cent. cash for Loan Notes
10		IBESCO10	Mix and Match Cash – 75 per cent. cash for Loan Notes
11		IBESCO11	Mix and Match Cash – 100 per cent. cash for Loan Notes
12		IBESCO12	Mix and Match Shares – 25 per cent. cash for Loan Notes
13		IBESCO13	Mix and Match Shares – 50 per cent. cash for Loan Notes
14		IBESCO14	Mix and Match Shares – 50 per cent. cash for Loan Notes
15		IBESCO15	Mix and Match Shares – 100 per cent. cash for Loan Notes

If you wish to make an election for any other percentage of Loan Notes (e.g. 45 per cent.), please refer to paragraph (ii) below.

In order for an uncertificated election to be valid, the TTE Instruction must comply with these requirements as to authentication and contents set out above and must settle by 3.00 p.m. on 19 April 2007 or such later time (if any) to which the right to make the relevant election may be extended.

(ii)    To make an election under the Loan Note Alternative not catered for above

If you hold your ScottishPower Shares in CREST and you wish to make an election in respect of a percentage of cash different from a multiple of 25 per cent., you should contact the Helpline on Freefone 0800 023 2559, or if overseas +44 1903 276326, to request a CREST Form of Election which should be completed and returned in addition to sending (or if you are a CREST sponsored member, procure that your CREST sponsor sends) to CRESTCo a TTE Instruction in relation to such ScottishPower Shares.

A TTE Instruction to CRESTCo must be properly authenticated in accordance with CRESTCo’s specifications for transfers to escrow and must contain the following details:

•	the number of ScottishPower Shares to which the election relates;

•	the participant ID of the holder of the ScottishPower Shares;

•	the member account ID of the holder of the ScottishPower Shares;

•	the participant ID of the Escrow Agent. This is 6RA52;

•	the member account ID of the Escrow Agent. This is RA598601;

•	the ISIN of the ScottishPower Shares. This is GB00B125RK88;

•	the Intended Settlement Date. This must be by 3.00 p.m. (London time) on 19 April 2007;

•	the corporate action number. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST; and

•	input with standard delivery instruction priority of 80.

In order for an election under the Loan Note Alternative, or under the Mix and Match Facility and the Loan Note Alternative, that is not a multiple of 25 per cent. of cash to be valid, the TTE Instruction and CREST Form of Election must comply with these requirements as to authentication and contents set out above and the TTE Instruction must settle, and the CREST Form of Election must be received by Lloyds TSB Registrars, by 3.00 p.m. (London time) on 19 April 2007 or such later time (if any) to which the right to make the relevant election may be extended.

(c)    Conditions in respect of the Mix and Match Facility

No election made under the Mix and Match Facility will be valid unless a white Form of Election in respect of the Mix and Match Facility correctly completed in all respects is duly received and/or an Electronic Election is made which duly settles by 3.00 p.m. (London time) on 19 April 2007 or such later time (if any) to which the right to make an election may be extended.

If any Form of Election or Electronic Election in respect of the Mix and Match Facility is either received after 3.00 p.m. (London time) on 19 April 2007 (or such later time (if any) to which the right to make the relevant election may be extended) or is received before such time and date but is not valid or complete in all respects at such time and date, or an Electronic Election is made which settles after 3.00 p.m. (London time) on 19 April 2007 (or such later time (if any) to which the right to make the relevant election may be extended), such elections shall, for all purposes, be void and the holder of ScottishPower Shares purporting to make such election shall not, for any purpose, be entitled to receive any variation of consideration under the Mix and Match Facility and the relevant holder of ScottishPower Shares will, upon the Scheme becoming effective, only be entitled to receive the basic consideration due under the Scheme in respect thereto.

Without prejudice to any other provision of this Part 12 or the Form of Election or otherwise, ScottishPower and Iberdrola reserve the right in their absolute discretion to treat as valid in whole or in part any election for the Mix and Match Facility which in the form it is submitted would not otherwise be valid or complete.

Certain Overseas Shareholders may not be able to participate in the Mix and Match Facility. Paragraph 27 of Part 4 of this document contains further details of the position in respect of Overseas Shareholders.

(d)    Conditions in respect of the Loan Note Alternative

Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States (or under the securities laws of any other jurisdiction which Iberdrola is advised to treat as a Loan Note Restricted Jurisdiction); the relevant clearances have not been, and will not be, obtained from the securities commission of any province, territory or jurisdiction of Canada; nor has any prospectus been lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with the applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities law is available, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into a Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of the relevant laws of, or require registration of the Loan Notes in, such jurisdiction or to, or for the account or benefit of, a person located in a Loan Note Restricted Jurisdiction.

By submitting the Form of Election to elect to receive any Loan Notes, the relevant ScottishPower Shareholder will be deemed to represent and agree with Iberdrola that it will be the beneficial owner of such Loan Notes and it is, both at the time of submitting this Form of Election and at the time it becomes the beneficial owner of such Loan Notes, (i) not a US Person (within the meaning of Regulation S under the US Securities Act) and (ii) located outside of the United States. Such ScottishPower Shareholder will further be deemed to acknowledge and agree that the Loan Notes have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state of the United States, and, accordingly, will be advised that the Loan Notes may not be offered or sold in the United States except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.

The Loan Notes will not be offered, distributed or sold in Spain except in accordance with the requirements of: (a) the Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated (including, in particular, as amended by Royal Decree-Law 5/2005, of 11 March (Real Decreto-ley 5/2005, de 11 de marzo, de reformas urgentes para el impulso de la productividad y para la mejora de la contratación pública), which implements Directive 2003/71/EC of 4 November 2003); and (b) Royal Decree 1310/2005, of 4 November (Real Decreto 1310/2005, de 4 de noviembre, por el que se desarrolla parcialmente la Ley 24/1988, de 28 de julio, del Mercado de Valores, en materia de admisión a negociación de valores en mercados secundarios oficiales, de ofertas públicas de venta o suscripción y del folleto exigible a tales efectos), as amended and restated; and (c) the decrees and regulations made thereunder (and, if applicable, the relevant laws and regulations which in the future may replace the aforementioned legal provisions). The Loan Notes will not be sold, offered and distributed in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Spanish securities laws and regulations.

The Loan Note Alternative is not being made available to Excluded Overseas Persons. A Form of Election contained in an envelope postmarked in a Loan Note Restricted Jurisdiction or otherwise appearing to Iberdrola or its agents to have been sent from a Loan Note Restricted Jurisdiction may not constitute a valid election for the Loan Note Alternative. Any person electing for the Loan Note Alternative who is unable to give the warranties set out in the Form of Election may be deemed not to have made a valid election under the Loan Note Alternative. Iberdrola and ScottishPower reserve the right in their sole discretion to reject any Form of Election they believe violates law.

ScottishPower Shareholders who are not resident in and citizens of the United Kingdom or the Republic of Ireland should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position, you should consult your professional adviser in the relevant territory.

If any Form of Election is received or any Electronic Election is made which settles after the time and date upon which the Loan Note Alternative closes or is received before such time and date but is not valid or complete in all respects as at such time and date, such election shall, for all purposes, be void and the person purporting to make such election shall not, for any purpose, be entitled to receive any Loan Notes under the Loan Note Alternative.

Without prejudice to any other provisions of this Part 12, ScottishPower and Iberdrola reserve the right in their absolute discretion to treat as valid in whole or in part any election for the Loan Note Alternative which in the form it is submitted would not otherwise be valid or complete.

2    Other Provisions relating to Forms of Election and Electronic Elections

No acknowledgement of receipt of any Form of Election or any Electronic Election, communication, notice, share certificate(s) and/or other document(s) of title will be given by or on behalf of Iberdrola. All communications, notices, other documents and remittances to be delivered by or to or sent to or from holders of ScottishPower Shares (or their designated agent(s)) or as otherwise directed will be delivered by or to or sent to or from such holders of ScottishPower Shares (or their designated agents(s)) at their risk. No such document shall be sent to an address in any Loan Note Restricted Jurisdiction or to any jurisdiction where to do so would constitute a violation of the relevant laws in that jurisdiction.

The Form of Election or any Electronic Election and all elections thereunder or pursuant thereto and all contracts made pursuant thereto and action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with Scots law. Execution by or on behalf of a holder of ScottishPower Shares of a Form of Election or any Electronic Election will constitute his submission, in relation to all matters arising out of or in connection with the Scheme and the Form of Election, to the jurisdiction of the Court and his agreement that nothing shall limit the rights of ScottishPower to bring any action, suit or proceeding arising out of or in connection with the Scheme and the Form of Election or any Electronic Election in any other manner permitted by law or in any court of competent jurisdiction.

Iberdrola and/or its agents reserve the right to notify any matter to all or any ScottishPower Shareholder(s) (i) with registered addresses outside the UK or (ii) whom Iberdrola and/or its agents know to be nominees, trustees or custodians for such ScottishPower Shareholder(s) with registered addresses outside the UK by announcement in the UK or paid advertisement in any daily newspaper published and circulated in the UK or any part thereof, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such shareholders to receive or see such notice. All references in this Part 12 to notice in writing, or the provision of information in writing, by or on behalf of Iberdrola and/or its agents shall be construed accordingly.

If the Scheme does not become effective in accordance with its terms, any election made shall cease to be valid and all documents of title lodged pursuant to the Scheme will be returned by post within 14 days of the Scheme lapsing, at the risk of the ScottishPower Shareholders.

Neither Iberdrola nor any of its respective advisers or any person acting on its behalf shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of elections under the Mix and Match Facility or the Loan Note Alternative on any of the bases set out in this Part 12 or otherwise in connection therewith.

3    Helpline

Please telephone Lloyds TSB Registrars on Freefone 0800 023 2559 (or, from outside the United Kingdom, +44 1903 276326) between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday if you need further copies of the Form of Election or if you have any questions relating to the Form of Election. Please note that calls to these numbers may be monitored or recorded.

Unless otherwise indicated, all references in this Part 12 to times are to London times.

PART 13

NOTES FOR SCOTTISHPOWER ADS HOLDERS ON COMPLETING THE ADS LETTER

OF TRANSMITTAL AND ELECTION FORM

1    Receipt of Consideration and Elections under the Mix and Match Facility

Completing the ADS Letter of Transmittal and Election Form

Registered ScottishPower ADS Holders will find enclosed with this document an ADS Letter of Transmittal and Election Form which includes a section relating to elections for the Mix and Match Facility.

All registered ScottishPower ADS Holders must complete and return the ADS Letter of Transmittal and Election Form, along with any ScottishPower ADSs they hold in certificated form, in the brown non-postage-paid envelope provided in order to receive any consideration for their ScottishPower ADSs. Completed ADS Letters of Transmittal and Election Forms, along with any ScottishPower ADSs held in certificated form, should be returned by post (properly insured) or by hand (during normal business hours) to JPMorgan Chase Bank, N.A., at the address set forth on the ADS Letter of Transmittal and Election Form.

If you wish to instruct the ScottishPower Depositary to make an election in respect of your holding of ScottishPower ADSs for the Mix and Match Facility, you must complete and return the ADS Letter of Transmittal and Election Form (including Box C thereof), along with any ScottishPower ADSs you hold in certificated form, as soon as possible and in any event so as to be received not later than 3.00 p.m. on 4 April 2007.

If you make an election under the Mix and Match Facility, once you have completed and returned your ADS Letter of Transmittal and Election Form, you will not be able to sell or otherwise transfer your ScottishPower ADSs unless the Scheme does not become effective (or you hold your ScottishPower ADSs through the Direct Registration System of DTC, in which case you will be allowed to sell or otherwise transfer your ScottishPower ADSs until 4 April 2007 regardless of when you return your ADS Letter of Transmittal and Election Form). If you do not make an election under the Mix and Match Facility, you will be able to sell or otherwise transfer your ScottishPower ADSs until the earlier of the date on which you return your ADS Letter of Transmittal and Election Form (or, if later, 4 April 2007 in the case of ScottishPower ADS Holders who hold their ScottishPower ADSs through the Direct Registration System of DTC) and 30 days after the termination of the ScottishPower Deposit Agreement. If the Scheme becomes effective, you will be entitled to receive the consideration for your ScottishPower ADSs as described in Part 4 of this document.

If you hold your ScottishPower ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution, share plan administrator or other nominee through which you hold your ScottishPower ADSs in order to receive any consideration for your ScottishPower ADSs or to make an election under the Mix and Match Facility.

Elections made under the Mix and Match Facility will only be accepted in respect of whole numbers of ScottishPower ADSs.

•

If you instruct the ScottishPower Depositary to elect to receive cash consideration or Iberdrola ADSs, as the case may be, in respect of all of your ScottishPower ADSs by writing “ALL” in the appropriate box on the ADS Letter of Transmittal and Election Form and, prior to the Reorganisation Record Time, you acquire additional ScottishPower ADSs or you sell or otherwise transfer some of your ScottishPower ADSs, then your election will be treated as applying to all of the ScottishPower ADSs which you hold immediately prior to the Reorganisation Record Time, notwithstanding that the number of ScottishPower ADSs which you hold immediately prior to the Reorganisation Record Time may be greater or less than the number of ScottishPower ADSs you held at the time you submitted your ADS Letter of Transmittal and Election Form. If you instruct the ScottishPower Depositary to elect to receive cash consideration or Iberdrola ADSs in respect of all of your ScottishPower ADSs in the manner described in this paragraph, then any subsequent ADS Letter of Transmittal and Election Form which you submit will be invalid.

•

If you instruct the ScottishPower Depositary to elect to receive cash consideration and/or Iberdrola ADSs under the Mix and Match Facility in respect of a specified number of your ScottishPower ADSs and, prior to the Reorganisation Record Time, you acquire more ScottishPower ADSs, then your initial election will not apply in relation to the ScottishPower ADSs so acquired. If you wish to instruct the ScottishPower Depositary to make an election in relation to those newly acquired ScottishPower ADSs, then you must submit a separate ADS Letter of Transmittal and Election Form in respect of these ScottishPower ADSs.

•

If you instruct the ScottishPower Depositary to elect to receive cash consideration and/or Iberdrola ADSs under the Mix and Match Facility in respect of a specified number of your ScottishPower ADSs and, prior to the Reorganisation Record Time, the number of ScottishPower ADSs you hold is less than the number of ScottishPower ADSs in respect of which you have made an election(s) (for example, because you have sold some of your ScottishPower ADSs), then your election will be void, and you will receive the same consideration in respect of the ScottishPower ADSs you hold immediately prior to the Reorganisation Record Time as you would have received if you had not made an election.

Conditions

No election made under the Mix and Match Facility will be valid unless an ADS Letter of Transmittal and Election Form, correctly completed in all respects (including Box C thereof), along with any ScottishPower ADSs you hold in certificated form, is duly received by 3.00 p.m. (New York time) on 4 April 2007 or such later time (if any) to which the right to make an election may be extended.

If any ADS Letter of Transmittal and Election Form is either received after 3.00 p.m. (New York time) on 4 April 2007 or is received before such time and date but is not valid or complete in all respects at such time and date, any election contained thereon shall, for all purposes, be void and the holder of ScottishPower ADSs purporting to make such election shall not, for any purpose, be entitled to receive any variation of consideration under the Mix and Match Facility and the relevant holder of ScottishPower ADSs will, upon the Scheme becoming effective, only be entitled to receive the basic consideration due under the Scheme in respect thereof.

An ADS Letter of Transmittal and Election Form validly completed and returned shall, except with the consent of ScottishPower and Iberdrola, be irrevocable.

Without prejudice to any other provision of this Part 13 or the ADS Letter of Transmittal and Election Form or otherwise, ScottishPower and Iberdrola reserve the right in their absolute discretion to treat as valid in whole or in part any election for the Mix and Match Facility which in the form it is submitted would not otherwise be valid or complete.

Certain Overseas Shareholders may not be able to participate in the Mix and Match Facility. Paragraph 27 of the Explanatory Statement set out in Part 4 of this document contains further details of the position in respect of Overseas Shareholders.

2    Other Provisions relating to the ADS Letter of Transmittal and Election Form

No acknowledgements of receipt of any ADS Letter of Transmittal and Election Form or other documents will be given. All communications, notices, other documents and remittances to be delivered by or to or sent to or from holders of ScottishPower ADSs (or their designated agent(s)) or as otherwise directed will be delivered by or to or sent to or from such holders of ScottishPower ADSs (or their designated agents(s)) at their risk. You are encouraged to send your ADS Letter of Transmittal and Election Form along with your ScottishPower ADSs by a secure means (properly insured).

If the Scheme does not become effective in accordance with its terms, any election made shall cease to be valid and all documents of title lodged pursuant to the Scheme will be returned by post within 14 days of the Scheme lapsing, at the risk of the ScottishPower ADS Holders.

There is no deadline for a registered ScottishPower ADS Holder who does not wish to make an election under the Mix and Match Facility to return the ADS Letter of Transmittal and Election Form. ScottishPower ADS Holders will not receive any consideration for their ScottishPower ADSs unless and until they return a properly completed (Box C need not be completed if no election is being made) ADS Letter of Transmittal and Election Form, enclosing any ScottishPower ADSs held in certificated form. Six months after the Scheme becomes effective, the ScottishPower Depositary may sell any Iberdrola ADSs that have not been claimed by ScottishPower ADS Holders; any ScottishPower ADS Holder who has not returned a valid ADS Letter of Transmittal and Election Form by that date will thereafter be entitled only to the cash consideration of 1,600 pence per ScottishPower ADS and the cash proceeds from the sale of the Iberdrola ADSs to which the ScottishPower ADS Holder otherwise would have been entitled (which may be less than their market value). Any cash consideration and cash proceeds from the sale of Iberdrola ADSs that remains unclaimed at the end of the period prescribed by applicable abandoned property laws will escheat to the State of New York.

3    Helpline

If you are a ScottishPower ADS Holder and have questions relating to ScottishPower ADSs, the ADS Voting Instruction Card or the ADS Letter of Transmittal and Election Form, or if you need further copies of the ADS Letter of Transmittal and Election Form, please call Georgeson Shareholder Communications on +1 212 440 9800 (if you hold your ScottishPower ADSs in your capacity as a custodian or nominee) between 9.00 a.m. and 5.00 p.m. (New York time) Monday to Friday or on +1 800 657 4988 (for all other ScottishPower ADS Holders, including retail ScottishPower ADS Holders) between 9.00 a.m. and 11.00 p.m. (New York time) Monday to Friday. The second number is toll free if called within the United States. Please note that calls to these numbers may be monitored or recorded, and no advice on the merits of the Scheme or the Offer nor any financial or tax advice can be given.

PART 14

THE SCHEME OF ARRANGEMENT

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985)

between

SCOTTISH POWER PLC

and THE HOLDERS OF ITS SCHEME SHARES

(as each is hereinafter defined)

PRELIMINARY

(A)	In this Scheme, the following expressions bear the following meanings:

“Act”	the Companies Act 1985 (as amended);

“A1 Shares”	A1 ordinary shares of 42/2,907 pence each in the capital of the Company and having the rights set out in the ScottishPower EGM Resolution;

“A2 Shares”	A2 ordinary shares of 42/2,907 pence each in the capital of the Company and having the rights set out in the ScottishPower EGM Resolution;

“A3 Shares”	A3 ordinary shares of 42/2,907 pence each in the capital of the Company and having the rights set out in the ScottishPower EGM Resolution;

“Capital Reduction”	the proposed reductions of share capital of the Company pursuant to this Scheme;

“Cash Consideration”	the consideration payable by Iberdrola under Clause 4;

“Cash Election”	has the meaning given in Clause 2(F)(iii);

“certificated” or “in certificated form”	not in uncertificated form (that is, not in CREST);

“Certificated Holders”	Scheme Shareholders who hold Scheme Shares in certificated form immediately prior to the Reorganisation Record Time, and Certificated Holder means any one of them;

“Circular”	the document dated 26 February 2007 sent by the Company to ScottishPower Shareholders of which this Scheme forms a part;

“City Code”	the UK City Code on Takeovers and Mergers;

“Company”	Scottish Power plc, a public company incorporated in Scotland with registered number SC193794;

“Corporate Nominee”	Lloyds TSB Registrars Corporate Nominee Limited;

“Corporate Nominee Facility”	the facility under which the Corporate Nominee holds Iberdrola CDIs on behalf of former ScottishPower Shareholders who held their ScottishPower Shares in certificated form:

“Court”	the Court of Session in Edinburgh, Scotland;

“Court Meeting”	the meeting of Scheme Shareholders convened by order of the Court pursuant to section 425 of the Act to consider and, if thought fit, to approve the Scheme, including any adjournment thereof;

“Court Orders”	the Sanction Court Order and the Reduction Court Order;

“CREST”

the relevant system to facilitate the transfer of title to shares in uncertificated form (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations);

“CRESTCo”	CRESTCo Limited;

“CREST Nominees”	CIN (Belgium) Limited, a member of the CREST group;

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (S.I. 2001 No. 3755) (as amended from time to time);

“Effective Date”	the date on which Part 1 and Part 2 of the Scheme have both become effective in accordance with Clause 15;

“Election Return Date”

the date by which all Forms of Election must be received by the Company’s registrars or Electronic Elections must be settled with CREST, being 3.00 p.m. (London time) on 19 April 2007 or such later date as may be announced by the Company (with the prior written approval of Iberdrola) to a Regulatory Information Service, such announcement being made prior to a date that would, absent such an announcement, be the Election Return Date;

“Electronic Election”	an election made by an Uncertificated Holder in respect of the Mix and Match Facility and/or the Loan Note Alternative in accordance with the procedure detailed in Part 12 of the Circular;

“Euroclear”	Euroclear Bank S.A./N.V. as operator of the Euroclear system;

“Euroclear Nominees”	EC Nominees Limited, a member of the Euroclear group;

“Excluded Overseas Persons”	ScottishPower Shareholders in Loan Note Restricted Jurisdictions;

“Form of Election”	a form of election in the form prescribed by the Company;

“FSA”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000;

“holder”

in respect of ScottishPower Shares, a registered holder thereof together with any person(s) entitled to deal therewith, including any executor, personal representative, trustee in sequestration, trustee in bankruptcy, guardian of a registered holder under the age of legal capacity, or judicial factor;

“Iberclear”	Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U.;

“Iberdrola”	Iberdrola, S.A., a sociedad anónima incorporated in Spain;

“Iberdrola By-laws”	the by-laws of Iberdrola in force from time to time;

“Iberdrola CDI”	a CREST depository interest representing an entitlement to a New Iberdrola Share;

“Iberdrola Shares”	the ordinary shares (acciones ordinarias) of €3 each in the capital of Iberdrola;

“Loan Notes”	the floating rate unsecured loan notes of Iberdrola, to be issued pursuant to the Loan Note Alternative, particulars of which are set out in Part 9 of the Circular;

“Loan Note Alternative”

the alternative whereby Scheme Shareholders (other than those in Loan Note Restricted Jurisdictions) may elect to receive Loan Notes in lieu of all or part of the cash consideration to which they would otherwise be entitled under the Scheme;

“Loan Note Election”	has the meaning given in Clause 2(E);

“Loan Note Restricted Jurisdiction”	any of the United States, Australia, Canada or Japan or any jurisdiction where extension or acceptance of the Loan Note Alternative would violate the law of that jurisdiction;

“Mix and Match Election”	an election for additional New Iberdrola Shares or cash which a holder of Scheme Shares is entitled to make under Clause 2(A);

“Mix and Match Facility”

the facility provided for in Clause 2 under which a holder of Scheme Shares may elect, subject to elections by other holders of Scheme Shares, to receive more cash or more New Iberdrola Shares in respect of his Scheme Shares than he would receive absent such an election;

“New Iberdrola Shares”	ordinary shares (acciones ordinarias) of €3 each in the capital of Iberdrola;

“New ScottishPower Shares”	ordinary shares of 42/2,907 pence each in the capital of the Company to be created in accordance with this Scheme and having the rights set out in the ScottishPower EGM Resolution;

“Panel”	the Panel on Takeovers and Mergers;

“Receiving Agent”

the receiving agent appointed for the purposes of the Scheme, being Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6AX and BN99 6AZ and at 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX;

“Reduction Court Hearing”	the hearing by the Court of the petition to confirm the cancellation of the A1 Shares, A2 Shares and A3 Shares provided for by the Scheme under section 137 of the Act;

“Reduction Court Order”	the order of the Court confirming the Capital Reduction;

“Register of Members”	the register of members of the Company, as amended from time to time;

“Registrar of Companies”	the Registrar of Companies in Scotland;

“Regulatory Information Service”	any of the services set out in Appendix 3 to the Listing Rules of the FSA;

“Relevant Share Elections”	has the meaning given to it in Clause 2(M)(ii)(a);

“Reorganisation Record Time”

3.00 p.m. (London time) on the third day following the Sanction Court Hearing or such other date and/or time as ScottishPower and Iberdrola may determine (not being earlier than the Special Dividend Record Time);

“Sanction Court Hearing”	the hearing by the Court of the petition to sanction the Scheme;

“Sanction Court Order”	the order of the Court sanctioning the Scheme under section 425 of the Act;

“Scheme”

this scheme of arrangement (comprising two parts) in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by the Company and Iberdrola dated 26 February 2007;

“Scheme Shares”	the ScottishPower Shares:

(a)	in issue at the date of this Scheme; and/or

(b)	issued after the date of this Scheme but before the Voting Record Time; and/or

(c)	issued at or after the Voting Record Time and before the Reorganisation Record Time on terms that the original or any subsequent holders shall be, or shall have agreed in writing by such time to be, bound by this Scheme and the Capital Reduction, in each case other than any ScottishPower Shares beneficially owned by Iberdrola or any of its subsidiary undertakings;

“Scheme Shareholders”	holders of Scheme Shares;

“ScottishPower Articles”	the articles of association of the Company in force from time to time;

“ScottishPower EGM”	the extraordinary general meeting of the ScottishPower Shareholders convened in connection with the Scheme, or any adjournment thereof;

“ScottishPower EGM Resolution”	the resolution to be proposed by the Company at the ScottishPower EGM, which is set out in Part 17 of the Circular;

“ScottishPower Shareholders”	holders of ScottishPower Shares;

“ScottishPower Shares”	ordinary shares of 42 pence each in the capital of the Company;

“Share Election”	has the meaning given to it in Clause 2(F)(iii);

“Special Dividend Record Time”	9.00 a.m. (London time) on the day following the Sanction Court Hearing;

“Statement of Ownership”	a statement of ownership sent to holders of Iberdrola CDIs from the Corporate Nominee detailing the number of Iberdrola CDIs held in the Corporate Nominee Facility;

“Subscription Agreement”

the agreement to be entered into: (1) on behalf of the holders of A2 Shares; (2) by or on behalf of Iberdrola; and (3) by or on behalf of Euroclear Nominees, in the form set out in Appendix A to Part 4 of the Circular with such modifications as may be agreed between ScottishPower, Iberdrola and Euroclear Nominees before the Sanction Court Hearing;

“uncertificated” or “in uncertificated form”	recorded on the relevant register as in uncertificated form in CREST and title to which may be transferred by virtue of the CREST Regulations;

“Uncertificated Holders”	Scheme Shareholders who hold Scheme Shares in a stock account in CREST immediately prior to the Reorganisation Record Time and “Uncertificated Holder” means any one of them; and

“Voting Record Time”	6.00 p.m. (London time) on the second day before the Court Meeting or, if the Court Meeting is adjourned, 48 hours before the time set for the adjourned meeting,

and references to Clauses are to clauses of this Scheme.

(B)	The Company was incorporated on 19 February 1999 under the Act as a public company limited by shares. The authorised share capital of the Company as at 22 February (the last practicable date prior to publication of the Circular) was £1,500,000,000.84 divided into 3,114,833,355 ordinary shares of 42 pence each (of which 1,488,896,677 are fully subscribed and paid up and the remainder of the ordinary shares are unissued), 12,884,044 non-cumulative preference B shares of 50 pence each (each of which is fully subscribed and paid up), 370,655,937 deferred shares of 50 pence each (each of which is fully subscribed and paid up), one special rights non-voting redeemable preference share of £1.00 (which is unissued) and 24 unclassified shares of 1 pence each (which are unissued).

(C)	The holders of non-cumulative preference B Shares and deferred shares are not entitled to participate in, and are not affected by, the Scheme.

(D)	Certain holders of Scheme Shares have different portions of their holdings recorded in the Register of Members by reference to separate designations entered in the Register of Members.

(E)	For the purposes of Clauses 2, 4, 6 and 9 of this Scheme, each portion of a holding which is separately designated as aforesaid, whether in certificated or uncertificated form, as at the Reorganisation Record Time, shall be treated as though it were a separate holding held at the Reorganisation Record Time by a separate person.

(F)	Iberdrola is a sociedad anónima incorporated in Spain whose corporate domicile is Cardenal Gardoqui 8, Bilbao 48008, Spain. The issued share capital of Iberdrola as at the date of this Scheme was €2,704,647,543 divided into 901,549,181 ordinary shares of €3 each, which are fully subscribed and paid up.

(G)	At the date of this Scheme, no Scheme Shares are beneficially owned by Iberdrola or any of its subsidiary undertakings.

(H)	The provisions of this Scheme are subject to the Court sanctioning this Scheme and confirming the Capital Reduction provided for by Clause 3(A), 5(A) and 8(A) and certified copies of the Court Orders and the minute of the Capital Reduction attached thereto being delivered for registration to the Registrar of Companies and, in relation to the Capital Reduction, being registered by him.

(I)	Save as contemplated by this Scheme, the Company shall not permit the issue of any ScottishPower Shares during the period commencing on the day after the Sanction Court Hearing until the time the Scheme becomes effective on the Effective Date in accordance with Clause 15(A).

(J)	Iberdrola has agreed to appear by counsel on the hearing of the petition to sanction this Scheme, to consent to this Scheme and to undertake to the Court to be bound thereby and to execute and do, or procure to be executed and done, all such documents, acts or things as may be necessary or desirable to be executed or done by it or on its behalf for the purpose of giving effect to this Scheme.

THE SCHEME

PART 1

1    Subdivision and Reclassification of the Scheme Shares

(A)	At the Reorganisation Record Time, each of the Scheme Shares shall be subdivided and reclassified into A1 Shares, A2 Shares and A3 Shares carrying the rights attached thereto by the ScottishPower EGM Resolution subdividing and reclassifying such shares.

(B)	The A1 Shares, A2 Shares and A3 Shares created by the subdivision and reclassification referred to in Clause 1(A) above shall have the rights and be subject to the restrictions set out in the new article 5 set out below which shall replace the current article 5 in the ScottishPower Articles and, with effect from such subdivision and reclassification, the ScottishPower Articles shall be amended accordingly (such amendment having been previously approved by the requisite majority at the ScottishPower EGM):

“5	SHARE CAPITAL

5.1

The authorised share capital of the Company is £1,500,000,000.84 divided into ordinary shares of 42 pence each (the “Ordinary Shares”), A1 ordinary shares of  42/2,907 pence each (the “A1 Shares”), A2 ordinary shares of  42/2,907 pence each (the “A2 Shares”), A3 ordinary shares of  42/2,907 pence each (the “A3 Shares”), 12,884,044 non-cumulative preference B Shares of 50 pence each, 370,655,937 deferred shares of 50 pence each, one special rights non-voting redeemable preference share of £1.00 and 24 unclassified shares of 1 pence each.

5.2

The A1 Shares, the A2 Shares and the A3 Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares, save that upon the scheme of arrangement dated 26 February 2007 between the Company and certain of the shareholders of the Company (in its form as at that date or with or subject to any modification thereof or addition thereto or condition agreed by the Company and Iberdrola, S.A. (“Iberdrola”) and which the Court may think fit to approve or impose) (the “Scheme”) becoming effective, each A1 Share shall confer upon the holder thereof the right to receive  5/19 pence in cash, each A2 Share shall confer upon the holder thereof the right to receive  0.1646/1,387 of a new ordinary share of par value €3 in the capital of Iberdrola and each A3 Share shall confer upon the holder thereof the right to receive  5/19 pence in nominal amount of the floating rate unsecured loan notes of Iberdrola, issued in accordance with and pursuant to the terms of the Scheme”.

2    Mix and Match Facility and Loan Note Alternative

(A)

If any Scheme Shareholder shall validly so elect in the manner hereinafter provided in respect of some or all of his Scheme Shares, and subject to the remaining provisions of this Clause 2, the Company shall vary the proportions of A1 Shares (conferring the right to receive  5/19 pence in cash) and A2 Shares (conferring the right to receive  0.1646/1,387 of a New Iberdrola Share) to which such holder is entitled pursuant to Clause 1 so that either:

(i)	additional A2 Shares shall be designated to such holder in lieu of the A1 Shares which would otherwise be designated to such holder pursuant to that Clause; or

(ii)	additional A1 Shares shall be designated to such holder in lieu of the A2 Shares which would otherwise be designated to such holder pursuant to that Clause,

in each case on the basis of 0.1646 of a New Iberdrola Share for every 380 pence of cash otherwise so payable to such holder provided that Mix and Match Elections will only be satisfied to the extent that other holders of Scheme Shares make equal and opposite Mix and Match Elections for cash, and vice versa.

(B)	If any Scheme Shareholder shall validly so elect in the manner hereinafter provided in respect of some or all of the cash consideration to which he is entitled pursuant to the terms of the Scheme, Iberdrola shall, in lieu of the payment of the Cash Consideration and subject to the remaining provisions of this Clause, allot and issue to such holder Loan Notes on the following basis:

For every £1 of cash consideration	£1 nominal value of Loan Notes

(C)	Elections made by Scheme Shareholders under the Mix and Match Facility and/or the Loan Note Alternative will not affect the entitlements of Scheme Shareholders who do not make any such election.

(D)	An election will only be accepted under the Mix and Match Facility in respect of a whole number of Scheme Shares.

(E)	An election under the Loan Note Alternative (a “Loan Note Election”) will only be accepted in amounts expressed as a percentage of a Scheme Shareholder’s cash entitlement under the Scheme, as such cash entitlement may, in the case of a Scheme Shareholder who has made a valid election under the Mix and Match Facility, be varied in accordance with this Clause 2. The Loan Notes shall be issued credited as fully paid and in amounts and integral multiples of £1 and the balance of any entitlement that is not a whole multiple of £1 shall not be allotted but instead the cash entitlement relating thereto shall be paid to such holder.

The principal amount of Loan Notes shall be limited to a maximum nominal amount of £750 million. If aggregate elections for the Loan Note Alternative are greater than £750 million, they shall be scaled down pro rata.

If valid elections for the Loan Note Alternative would result in the issue of less than £20 million in nominal amount of Loan Notes in aggregate and if Iberdrola so determines, all such elections shall be invalid and of no effect and no Loan Notes shall be allotted by Iberdrola. If no Loan Notes are issued pursuant to this Clause 2(E), any relevant Scheme Shareholder who made a Loan Note Election shall receive the cash entitlement they would have received pursuant to the Scheme had they not made such an election.

(F)

(i)	Subject to Clause 2(F)(v), the aggregate number of New Iberdrola Shares to be issued to Scheme Shareholders in accordance with Clause 6(A) will not be increased or decreased as a result of elections made pursuant to this Clause 2;

(ii)	subject to Clause 2(F)(v), the aggregate amount of Cash Consideration to be paid and Loan Notes to be issued in accordance with Clauses 4 and 9(A) will not be increased or decreased as a result of elections made pursuant to this Clause 2;

(iii)	subject to Clause 2(F)(v), elections under the Mix and Match Facility for New Iberdrola Shares made by Scheme Shareholders in lieu of cash which would otherwise have been paid to such holder pursuant to Clause 4 (each such election being a “Share Election”) will be satisfied only to the extent that other Scheme Shareholders make equal and opposite elections under the Mix and Match Facility for cash in lieu of the New Iberdrola Shares which would otherwise have been issued to such holder pursuant to Clause 6(A) (each such election, irrespective of whether such elector also makes a Loan Note Election in respect of such cash, being a “Cash Election”);

(iv)	subject to Clause 2(F)(v), Cash Elections made by Scheme Shareholders will be satisfied only to the extent that other Scheme Shareholders make equal and opposite Share Elections; and

(v)	minor adjustments to the entitlements of Scheme Shareholders pursuant to elections made under this Clause 2 may be made by the Company’s registrars with the prior written consent of Iberdrola on a basis that they consider to be fair and reasonable to the extent necessary to satisfy all entitlements pursuant to elections under this Scheme as nearly as may be practicable. Such determinations will be final and binding on Scheme Shareholders.

(G)	To the extent that Share Elections or Cash Elections cannot be satisfied in full:

(i)	the number of Scheme Shares in respect of which an elector has made a Share Election and/or Cash Election will be scaled down pro rata (or as near thereto as Iberdrola in its absolute discretion considers practicable) amongst electors provided that in the latter case the relevant elector may elect to receive Loan Notes by making an election for the Loan Note Alternative in respect of such cash; and

(ii)	in respect of the balance of the Scheme Shares held by each such elector, such Scheme Shareholder shall be deemed not to have made any election.

(H)	Each election under the Mix and Match Facility and the Loan Note Alternative shall be made by completion of a Form of Election which shall be executed by the Scheme Shareholder or his duly authorised agent (or, in the case of a body corporate, executed by an authorised representative) or by making an Electronic Election. The instructions, terms, authorities and provisions contained in or deemed to be incorporated in the Form of Election, or an Electronic Election, constitute part of the terms of this Scheme. To be effective, a Form of Election must be completed and returned in accordance with the instructions printed thereon so as to arrive by not later than the Election Return Date at Lloyds TSB Registrars at 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX. An Electronic Election must be made and settled by no later than the Election Return Date in order to be effective. A Scheme Shareholder may make a Cash Election in respect of some of his Scheme Shares and a Share Election in respect of others.

(I)	If a Form of Election is received or an Electronic Election settles after the Election Return Date or if a Form of Election is received or an Electronic Election settles before such time but is not, or is deemed not to be, valid or complete in all respects at such time, then such election shall be void unless the Company and Iberdrola, in their absolute discretion, elect to treat as valid in whole or in part any such election.

(J)	Upon execution and delivery by a Scheme Shareholder of a valid Form of Election or the making of an Electronic Election, such holder shall be bound by the terms and provisions contained in the Form of Election or the Electronic Election and by the terms and provisions contained in Part 9 of the Circular.

(K)	A Form of Election duly completed and delivered or an Electronic Election made in accordance with Clause 2(H) shall, except with the consent of the Company and Iberdrola, be irrevocable.

(L)	If a Scheme Shareholder has made a valid election in respect of all of his Scheme Shares by inserting a tick “✓” in the appropriate box on his Form of Election in accordance with the instructions printed thereon, or by making an Electronic Election in respect of all of his Scheme Shares, then:

(i)	the validity of the Cash Election, the Share Election and/or the Loan Note Election (as the case may be) shall not be affected by any alteration in the number of Scheme Shares held by the Scheme Shareholder at any time prior to the Reorganisation Record Time; and

(ii)	accordingly, the Cash Election, the Share Election and/or the Loan Note Election (as the case may be) will apply in respect of all of the Scheme Shares which the Scheme Shareholder holds immediately prior to the Reorganisation Record Time.

(M)	If a Scheme Shareholder has made a valid Cash Election and/or a valid Share Election in respect of a specified number of his Scheme Shares:

(i)	if immediately prior to the Reorganisation Record Time the number of Scheme Shares held by the Scheme Shareholder is equal to or in excess of the number of Scheme Shares to which such election(s) relate, then the validity of the election(s) made by the Scheme Shareholder shall not be affected by any alteration in the number of Scheme Shares held by the Scheme Shareholder at any time prior to the Reorganisation Record Time; or

(ii)	if immediately prior to the Reorganisation Record Time the number of Scheme Shares held by the Scheme Shareholder is less than the aggregate number of Scheme Shares to which such election(s) relate, then:

(a)	Share Elections made by the Scheme Shareholder (the “Relevant Share Elections”) shall be reduced so as to apply to the number of Scheme Shares calculated by multiplying (i) the number of Scheme Shares held by the Scheme Shareholder immediately prior to the Reorganisation Record Time by (ii) the fraction calculated by dividing the number of Scheme Shares the subject of the Relevant Share Elections by the aggregate number of Scheme Shares the subject of all of the Share Elections and Cash Elections made by the Scheme Shareholder, rounding down to the nearest whole number of Scheme Shares; and

(b)	the Cash Elections made by the Scheme Shareholder shall be reduced so as to apply to all the Scheme Shares held by such holder immediately prior to the Reorganisation Record Time which are not the subject of Share Elections as scaled down pursuant to Clause 2(M)(ii)(a).

(N)	The Loan Notes shall be constituted by an instrument substantially in the form already prepared and initialled for the purpose of identification by the Company and Iberdrola, with such modifications or additions, if any, as shall prior to the execution thereof be agreed between the Company and Iberdrola.

(O)	The Loan Note Alternative shall not be available to Excluded Overseas Persons, or a person whom Iberdrola believes to be an Excluded Overseas Person.

(P)	The provisions of this Clause 2 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder who is or whom Iberdrola believes to be an Excluded Overseas Person, Iberdrola is advised that the issue of Loan Notes pursuant to this Clause 2 would or may infringe the laws of any Loan Note Restricted Jurisdiction, or would or may require Iberdrola to observe any governmental or other consent to any registration, filing or other formality with which Iberdrola is unable to comply or which Iberdrola regards as unduly onerous, Iberdrola may determine that the Loan Note Alternative shall not be available to such holder and any Loan Note Election completed and delivered by such holder shall be invalid.

PART 2

3    Cancellation of A1 Shares

(A)	The issued ordinary share capital of the Company shall be reduced by cancelling and extinguishing all the A1 Shares.

(B)	Forthwith and contingently upon the capital reduction of the A1 Shares referred to in Clause 3(A) taking effect and notwithstanding any other provision in the ScottishPower Articles:

(i)	the authorised share capital of the Company shall be increased to its former amount by the creation of such number of New ScottishPower Shares as shall be equal to the aggregate of the number of A1 Shares cancelled pursuant to Clause 3(A); and

(ii)	the reserve arising in the books of account of the Company as a result of the capital reduction of the A1 Shares shall be capitalised and applied by the Company in paying up in full at par the New ScottishPower Shares created pursuant to Clause 3(B)(i) which shall be allotted and issued (free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever) credited as fully paid to Iberdrola and/or its nominee.

(C)	Forthwith and contingently upon the increase in authorised share capital referred to in Clause 3(B) above, the ScottishPower Articles (as amended in the form referred to in Clause 1(B) above) shall be further amended by the deletion of new article 5 referred to in Clause 1(B) above and its replacement with the following article 5:

“5.	AUTHORISED SHARE CAPITAL

5.1

The authorised share capital of the Company is £1,500,000,000.84 divided into ordinary shares of 42 pence each (the “Ordinary Shares”), ordinary shares of  42/2,907 pence each (the “New ScottishPower Shares”), A2 ordinary shares of  42/2,907 pence each (the “A2 Shares”), A3 ordinary shares of  42/2,907 pence each (the “A3 Shares”), 12,884,044 non-cumulative preference B Shares of 50 pence each, 370,655,937 deferred shares of 50 pence each, one special rights non-voting redeemable preference share of £1.00 and 24 unclassified shares of 1 pence each.

5.2	The New ScottishPower Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares.

5.3

The A2 Shares and A3 Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares save that upon the scheme of arrangement dated 26 February 2007 between the Company and certain of the shareholders of the Company (in its form as at that date or with or subject to any modification thereof or addition thereto or condition agreed by the Company and Iberdrola, S.A. (“Iberdrola”) and which the Court may think fit to approve or impose) (the “Scheme”) becoming effective, each A2 Share shall confer upon the holder thereof the right to receive  0.1646/1,387 of a new ordinary share of par value €3 in the capital of Iberdrola and each A3 Share shall confer upon the holder thereof the right to receive  5/19 pence in nominal amount of floating rate unsecured loan notes of Iberdrola, issued in accordance with and pursuant to the terms of the Scheme.”.

4    Consideration for Cancellation of the A1 Shares

In consideration for the cancellation of the A1 Shares pursuant to Clause 3(A) and the reserve arising on such cancellation being applied in paying up the issue of New ScottishPower Shares to Iberdrola and/or its nominee pursuant to Clause 3(B)(ii), Iberdrola shall forthwith and contingently upon the Capital Reduction taking effect pay to or for the account of each holder of A1 Shares so cancelled  5/19 pence in cash for each A1 Share so cancelled held by that Scheme Shareholder.

5    Cancellation of A2 Shares

(A)	Forthwith and contingently upon the cancellation of the A1 Shares pursuant to Clause 3(A) and the issue of New ScottishPower Shares to Iberdrola and/or its nominee pursuant to Clause 3(B)(ii), the issued ordinary share capital of the Company shall be reduced by cancelling and extinguishing all the A2 Shares.

(B)	Forthwith and contingently upon the capital reduction of the A2 Shares referred to in Clause 5(A) taking effect and notwithstanding any other provision in the ScottishPower Articles:

(i)	the authorised share capital of the Company shall be increased to its former amount by the creation of such number of New ScottishPower Shares as shall be equal to the aggregate of the number of A2 Shares cancelled pursuant to Clause 5(A); and

(ii)	the reserve arising in the books of account of the Company as a result of the capital reduction of the A2 Shares shall be capitalised and applied by the Company in paying up in full at par the New ScottishPower Shares created pursuant to Clause 5(B)(i) which shall be allotted and issued (free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever) credited as fully paid to Iberdrola and/or its nominee.

(C)	Forthwith and contingently upon the increase in authorised share capital referred to in Clause 5(B) above, the ScottishPower Articles (as amended in the form referred to in Clause 3(C) above) shall be further amended by the deletion of new article 5 referred to in Clause 3(C) above and its replacement with the following article 5:

“5.	AUTHORISED SHARE CAPITAL

5.1

The authorised share capital of the Company is £1,500,000,000.84 divided into ordinary shares of 42 pence each (the “Ordinary Shares”), ordinary shares of  42/2,907 pence each (the “New ScottishPower Shares”), A3 ordinary shares of  42/2,907 pence each (the “A3 Shares”), 12,884,044 non-cumulative preference B Shares of 50 pence each, 370,655,937 deferred shares of 50 pence each, one special rights non-voting redeemable preference share of £1.00 and 24 unclassified shares of 1 pence each.

5.2	The New ScottishPower Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares.

5.3

The A3 Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares save that, upon the scheme of arrangement dated 26 February 2007 between the Company and certain of the shareholders of the Company (in its form as at that date or with or subject to any modification thereof or addition thereto or condition agreed by the Company and Iberdrola, S.A. (“Iberdrola”) and which the Court may think fit to approve or impose) (the “Scheme”) becoming effective, each A3 Share shall confer upon the holder thereof the right to receive  5/19 pence in nominal amount of floating rate unsecured loan notes of Iberdrola, issued in accordance with and pursuant to the terms of the Scheme.”.

6    Consideration for cancellation of the A2 Shares

(A)

In consideration for the cancellation of the A2 Shares pursuant to Clause 5(A) and the reserve arising on such cancellation being applied in paying up the issue of New ScottishPower Shares to Iberdrola and/or its nominee pursuant to Clause 5(B)(ii), Iberdrola shall forthwith, and contingently upon the Capital Reduction taking effect, allot and issue to the holders of A2 Shares so cancelled  0.1646/1,387 of a New Iberdrola Share for each A2 Share so cancelled.

(B)

The New Iberdrola Shares issued pursuant to Clause 6(A) shall be issued credited as fully paid and free from all liens, charges and encumbrances and shall be subject to the Iberdrola By-laws, rights of pre-emption and any other third party rights of any nature whatsoever and shall rank pari passu in all respects with all other Iberdrola Shares in issue at the time the New Iberdrola Shares are delivered under the Scheme and shall have the right to receive all dividends, distributions and other entitlements declared thereon on or after the Effective Date.

7    Subscription Agreement

(A)	Each holder of A2 Shares hereby authorises such person as may be appointed for this purpose by the board of directors of the Company to enter into the Subscription Agreement on behalf of such holder of A2 Shares and, upon execution by such person on behalf of all holders of A2 Shares and by Iberdrola and by Euroclear Nominees, the Subscription Agreement shall be binding on each holder of A2 Shares as if it had been entered into by such holder of A2 Shares, under the hand of such holder of A2 Shares.

(B)	Conditional upon this Scheme becoming effective, the board of directors of the Company shall appoint a person to enter into the Subscription Agreement on behalf of the holders of A2 Shares and the Subscription Agreement shall be entered into on their behalf as soon as practicable after the Capital Reduction provided for by Part 2 of this Scheme has become effective.

8    Cancellation of the A3 Shares

(A)	Forthwith and contingently upon the cancellation of the A2 Shares pursuant to Clause 5(A) and the issue of New ScottishPower Shares to Iberdrola pursuant to Clause 6(A), the issued ordinary share capital of the Company shall be reduced by cancelling and extinguishing all the A3 Shares.

(B)	Forthwith and contingently upon the capital reduction of the A3 Shares referred to in Clause 8(A) taking effect and notwithstanding any other provision in the ScottishPower Articles:

(i)	the authorised share capital of the Company shall be increased to its former amount by the creation of such number of New ScottishPower Shares as shall be equal to the aggregate of the number of A3 Shares cancelled pursuant to Clause 8(A); and

(ii)	the reserve arising in the books of account of the Company as a result of the capital reduction of the A3 Shares shall be capitalised and applied by the Company in paying up in full at par the New ScottishPower Shares created pursuant to Clause 8(B)(i) which shall be allotted and issued (free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever) credited as fully paid to Iberdrola and/or its nominee.

(C)	Forthwith and contingently upon the increase in authorised share capital referred to in Clause 8(B) above, the ScottishPower Articles (as amended in the form referred to in Clause 5(C) above) shall be further amended by the deletion of new article 5 referred to in Clause 5(C) above and its replacement with the following article 5:

“5.	AUTHORISED SHARE CAPITAL

5.1

The authorised share capital of the Company is £1,500,000,000.84 divided into ordinary shares of 42 pence each (the “Ordinary Shares”), ordinary shares of  42/2,907 pence each (the “New ScottishPower Shares”), 12,884,044 non-cumulative preference B Shares of 50 pence each, 370,655,937 deferred shares of 50 pence each, one special rights non-voting redeemable preference share of £1.00 and 24 unclassified shares of 1 pence each.

5.2	The New ScottishPower Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares.”.

9    Consideration for cancellation of the A3 Shares

(A)	In consideration for the cancellation of the A3 Shares pursuant to Clause 8(A) and the reserve arising on such cancellation being applied in paying up the issue of New ScottishPower Shares to

Iberdrola and/or its nominee pursuant to Clause 8(B)(ii), Iberdrola shall forthwith and contingently upon the Capital Reduction taking effect, allot and issue to the holders of A3 Shares so cancelled £1 in nominal amount of Loan Notes for every 380 A3 Shares so cancelled.

(B)	The Loan Notes issued pursuant to Clause 9(A) shall be issued credited as fully paid and free from all liens, charges, encumbrances and shall be subject to the terms and conditions of such Loan Notes.

10    Special Dividend

Subject to the Scheme becoming effective, the Company shall pay a special dividend within 14 days of the Effective Date to all holders of Scheme Shares (as appearing in the Register of Members at the Special Dividend Record Time) on the following basis:

For every ScottishPower Share	12 pence

11    Settlement

(A)	As soon as reasonably practicable after the Effective Date and in any event within 14 days of the Effective Date, Iberdrola shall deliver such New Iberdrola Shares, cash and Loan Notes as are required to be delivered to give effect to the Scheme to the persons respectively entitled to such New Iberdrola Shares, cash and Loan Notes, such consideration to be settled as set out in this Clause 11.

(i)	Settlement of the New Iberdrola Shares

Iberdrola shall instruct Iberclear to credit the New Iberdrola Shares to which the relevant Scheme Shareholders are entitled to the securities deposit account of Euroclear Nominees held with Santander Central Hispano Investment, S.A., as participating entity in Iberclear. Iberdrola shall procure that Euroclear Nominees shall hold such shares on trust (as bare trustee under English law) for Euroclear and that Euroclear shall in turn credit such New Iberdrola Shares to an account in the name of CREST Nominees. The interest in such New Iberdrola Shares shall be held by CREST Nominees as nominee for CREST Depository Limited. Shortly thereafter, CREST Depository Limited shall:

(a)	in the case of Certificated Holders, issue Iberdrola CDIs to the Corporate Nominee and the Corporate Nominee shall thereupon deliver a Statement of Ownership detailing the relevant shareholder’s entitlement to Iberdrola CDIs; and

(b)	in the case of Uncertificated Holders, issue Iberdrola CDIs, in CREST, to the Receiving Agent and Iberdrola shall procure that the Receiving Agent shall thereupon deliver, through CREST to the stock account in CREST in which each such Uncertificated Holder held Scheme Shares, such shareholder’s entitlement to Iberdrola CDIs, as soon as reasonably practicable after the Effective Date, and in any event within 14 days of the Effective Date.

(ii)	Settlement of the Cash Consideration

(a)	Settlement of any cash consideration to which any Certificated Holder is entitled shall be settled by cheque drawn on a branch of a clearing bank in the United Kingdom and Iberdrola shall deliver or procure delivery to persons entitled thereto in accordance with the provisions of Clause 11(B). Cheques shall be despatched as soon as reasonably practicable after the Effective Date and in any event within 14 days of the Effective Date.

(b)	Settlement of any Cash Consideration to which any Uncertificated Holder is entitled shall be paid by means of CREST by Iberdrola procuring a CREST payment obligation in favour of such Uncertificated Holder’s payment bank in respect of the Cash Consideration due as soon as reasonably practicable after the Effective Date and in any event within 14 days of the Effective Date, in accordance with the CREST payment arrangements. Iberdrola reserves the right to settle all or any part of the cash consideration in the manner referred to above in Clause 11(A)(ii)(a) if, for reasons outside its reasonable control, it is not able to effect settlement through CREST in accordance with this sub-paragraph.

(iii)	Allotment of Loan Notes

(a)	Iberdrola shall allot and issue all Loan Notes which it is required to allot and issue pursuant to Clause 9 and deliver certificates therefor to the persons entitled thereto, or as they may direct, in accordance with the provisions of Clause 11(A)(iii)(b).

(b)	Any Loan Notes to which a Scheme Shareholder is entitled shall be settled by despatching the certificate for such Loan Notes by first class post (or by such other method as may be approved by the Panel) addressed to the person entitled thereto to the address appearing in the Register of Members or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at the Reorganisation Record Time. The certificates in respect of the Loan Notes shall be despatched as soon as reasonably practicable after the Effective Date and in any event within 14 days of the Effective Date.

(iv)	Payment of Special Dividend

Iberdrola shall procure payment of the special dividend by the Company in accordance with Clause 10.

(B)	All deliveries of notices, certificates and/or cheques required to be made pursuant to this Scheme shall be made by sending the same by first class post in pre-paid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the Register of Members at the Reorganisation Record Time or, in the case of joint holders, at the address of the holder whose name stands first in such Register in respect of the joint holding concerned at such time or in accordance with any special instructions regarding communications as may apply to such holding, and none of the Company, its registrar, Iberdrola or the Receiving Agent shall be responsible for any loss or delay in the transmission of any notices, certificates or cheques sent in accordance with this sub-clause which shall instead be sent at the risk of the persons entitled thereto.

(C)	All cheques shall be in Sterling drawn on a UK clearing bank and shall be made payable to the holder or, in the case of joint holders, to the holder whose name stands first in the Register of Members in respect of the joint holding concerned at the Reorganisation Record Time or to such other persons (if any) as such persons may direct in writing and the despatch of any such cheque or the creation of any such CREST payment obligation as is referred to in Clause 11(A)(ii)(b) shall be a complete discharge for the monies represented thereby.

12    Fractional entitlements

(A)	The aggregate cash consideration to which a Scheme Shareholder is entitled under Clause 4 shall, in each case, be rounded down to the nearest whole pence.

(B)	The aggregate number of New Iberdrola Shares to which a Scheme Shareholder is entitled under Clause 6 shall, in each case, be rounded down to the nearest whole number.

(C)	No fraction of a New Iberdrola Share shall be allotted to any Scheme Shareholder, but all fractions of New Iberdrola Shares to which Scheme Shareholders would otherwise have been entitled shall be aggregated and sold in the market after the Effective Date and the net proceeds of such sale shall be paid in cash (in Sterling) to such Scheme Shareholders entitled thereto in accordance with their respective fractional entitlements.

(D)	Payment of any amounts to which a Scheme Shareholder is entitled under Clause 12(C) will be made in accordance with Clause 11(A)(ii)(a) or 11(A)(ii)(b), as appropriate.

13    Overseas shareholders

The provisions of Clauses 2, 6, 8 and 11 shall be subject to any prohibition or condition imposed by law. If in the case of any Scheme Shareholder, the law or regulation of any country or territory or its internal states or other governmental sub-divisions outside the United Kingdom may preclude:

(i)	the allotment or issue to it of New Iberdrola Shares under Clause 6(A);

(ii)	the provision to it of the right to make an election under the Mix and Match Facility and/or the Loan Note Alternative pursuant to Clause 2; or

in either case, may preclude the same except after compliance by the Company or Iberdrola (as the case may be) with any governmental or other consent or any registration, filing or other formality with which the Company or Iberdrola (as the case may be) is unable to comply or which the Company or Iberdrola regards as onerous or in the event that Iberdrola is unable to confirm the availability of an exemption from any such formalities or whether a consent or other relief may be required without undertaking further administrative or other steps or making a request for relief or otherwise, then:

(a)	in the case of sub-Clause (i), Iberdrola may in its sole discretion determine that such New Iberdrola Shares shall be sold, in which event the New Iberdrola Shares shall not be issued to such holder and Iberdrola shall appoint a person to act pursuant to this Clause 13 and such person shall be authorised on behalf of such holder to procure that any shares in respect of which Iberdrola has made such determination shall, as soon as practicable following the Effective Date, be sold on behalf of such person;

(b)	any such sale shall be carried out at the best price which can reasonably be obtained and the net proceeds of such sale shall (after deduction of all expenses and commissions incurred in connection with such sale, including any amount in respect of value added tax thereon) be paid in cash (in Sterling) to such holder by sending a cheque to such Scheme Shareholder in accordance with Clause 11(A)(ii)(a) or 11(A)(ii)(b), as appropriate. To give effect to any such sale, the person appointed by Iberdrola in accordance with Clause 13(a) above shall be authorised as attorney on behalf of the holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, Iberdrola, the person so appointed or any broker or agent of any of them shall have any liability for any loss arising as a result of the timing or terms of any such sale; and

(c)	in the case of sub-Clause (ii), no election made by such Scheme Shareholder under the Mix and Match Facility and/or the Loan Note Alternative shall be of any effect and the omission to send a Form of Election to it shall not constitute a breach by the Company or Iberdrola (as the case may be) of any of their respective obligations under this Scheme.

14    Certificates in respect of Scheme Shares

With effect from the Effective Date:

(i)	all certificates representing Scheme Shares shall cease to be valid as documents of title to the shares represented thereby and every holder thereof shall be bound at the request of the Company to deliver up such certificates(s) for cancellation to the Company or as it may direct; and

(ii)	CRESTCo shall be instructed to cancel the entitlements to Scheme Shares of Scheme Shareholders in uncertificated form.

15    Effective Date

(A)	Part 1 of this Scheme shall become effective as soon as a certified copy of the Sanction Court Order shall have been delivered to the Registrar of Companies for registration. Part 2 of this Scheme shall become effective as soon as a certified copy of the Reduction Court Order and a certified copy of the minute of reduction in relation thereto shall have been duly delivered by the Company to the Registrar of Companies for registration and registered by him.

(B)	Unless both Part 1 and Part 2 of this Scheme shall become effective on or before 31 July 2007 or such later date, if any, as the Company and Iberdrola may agree and the Court may allow, Part 1 and Part 2 of this Scheme shall never become effective.

16    Financial Assistance

The Company shall be authorised to pay out of its distributable reserves an amount of 12 pence per ScottishPower Share to any ScottishPower Shareholder whose ScottishPower Shares are transferred to Iberdrola under article 5A(C) of the ScottishPower Articles (as amended by paragraph 4 of the ScottishPower EGM Resolution to be proposed by the Company at the ScottishPower EGM convened in connection with the Scheme or any adjournment thereof) on or after the Effective Date.

17    Modification

The Company and Iberdrola may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may approve or impose.

26 February 2007

PART 15

DEFINITIONS

In this document the following words and expressions have the following meanings:

12-month LIBOR

the rate for 12 month deposits in Sterling which appears on the display designated as page ISDA on Reuters (or such other page or service as may replace it for the purpose of displaying London inter-bank offered rates of leading banks for Sterling deposits as determined by ScottishPower);

2006 Annual Report and Accounts	the audited consolidated financial statements of the ScottishPower Group for the financial year ended 31 March 2006;

A1 Shares	A1 ordinary shares of 42/2,907 pence each in the capital of the Company and having the rights set out in the ScottishPower EGM Resolution;

A2 Shares	A2 ordinary shares of 42/2,907 pence each in the capital of the Company and having the rights set out in the ScottishPower EGM Resolution;

A3 Shares	A3 ordinary shares of 42/2,907 pence each in the capital of the Company and having the rights set out in the ScottishPower EGM Resolution;

ABN AMRO	ABN AMRO Corporate Finance Limited;

Act	the Companies Act 1985 (as amended);

ADS Letter of Transmittal and Election Form	the form of election for use by registered ScottishPower ADS Holders in connection with the Mix and Match Facility;

ADS Record Time	4.00 p.m. (New York time) on 20 February 2007 or, if the Court Meeting is adjourned, such later time and/or date as may be announced;

ADS Voting Instruction Card	the voting instruction card for use by registered ScottishPower ADS Holders in connection with the Meetings;

Alternative Proposal

a proposed offer, merger, acquisition, scheme of arrangement, recapitalisation or other business combination relating to any direct or indirect acquisition of 50 per cent. or more of the ScottishPower Shares or all or any material part of the business or assets of the ScottishPower Group proposed by any third party which is not a concert party (as defined in the City Code) of Iberdrola;

Annual Incentive Plan	the annual performance related pay scheme established by ScottishPower (as a component of its executive remuneration strategy);

Announcement	the announcement issued pursuant to Rule 2.5 of the City Code released by Iberdrola and ScottishPower on 28 November 2006;

Bolsas de Valores	the Bolsas de Valores (stock exchanges) of Madrid, Barcelona, Bilbao and Valencia;

Business Day	a day (other than Saturday or Sunday) on which banks are generally open for business in the City of London, Edinburgh, New York and the city of Madrid (Spain);

Capital Reduction	the proposed reductions of share capital of ScottishPower pursuant to the Scheme under section 137 of the Act;

CDI or CREST Depository Interest	dematerialised depositary interests representing entitlements to non-UK securities issued by CREST Depository Limited, a subsidiary of CRESTCo, under the CREST International Settlement Links Services;

certificated or in certificated form	not in uncertificated form (that is, not in CREST or, in the case of ScottishPower ADSs, not in book-entry or other uncertificated form);

Certificated Holders	ScottishPower Shareholders who hold ScottishPower Shares in certificated form immediately prior to the Reorganisation Record Time, and “Certificated Holder” means any one of them;

City Code	the UK City Code on Takeovers and Mergers;

Closing Price

the closing middle-market price of the relevant share as derived from, in the case of ScottishPower, the Daily Official List of the London Stock Exchange and, in the case of Iberdrola, the closing price of the SIBE as published in the official bulletin (boletín de cotización) of the Madrid Stock Exchange;

CNE	Comisión Nacional de Energía (the National Energy Commission), the regulatory body for Spain’s energy systems;

CNMV	Comisión Nacional del Mercado de Valores, the regulatory body in charge of supervising and inspecting the Spanish stock markets and the activities of all participants in those markets;

Competition Commission	the body corporate known as the Competition Commission as established under section 45 of the Competition Act 1998, as amended;

Conditions	the conditions to the Offer set out in paragraphs 1 and 2 of Part 5 of this document;

Conversion Rights

the right of Convertible Bondholders to convert the Convertible Bonds into fully paid four per cent. exchangeable redeemable preference shares in Scottish Power Finance (Jersey) Limited, subject to the terms and conditions of the Convertible Bonds, which will be exchangeable immediately upon issue for ScottishPower Shares;

Convertible Bondholders	the holders of the Convertible Bonds;

Convertible Bonds

US $700,000,000 four per cent. step-up perpetual subordinated guaranteed convertible bonds issued by Scottish Power Finance (Jersey) Limited convertible into fully paid four per cent. exchangeable redeemable preference shares of Scottish Power Finance (Jersey) Limited which are guaranteed by and which will be exchangeable immediately upon issue for ScottishPower Shares;

Corporate Nominee	Lloyds TSB Registrars Corporate Nominee Limited;

Corporate Nominee Facility	the facility under which the Corporate Nominee holds Iberdrola CDIs on behalf of former ScottishPower Shareholders who held their ScottishPower Shares in certificated form;

Court	the Court of Session in Edinburgh, Scotland;

Court Hearings	the Sanction Court Hearing and the Reduction Court Hearing;

Court Meeting	the meeting of Scheme Shareholders convened by order of the Court pursuant to section 425 of the Act to consider and, if thought fit, to approve the Scheme, including any adjournment thereof;

Court Orders	the Sanction Court Order and the Reduction Court Order;

Court Sanction	the sanction by the Court of the Scheme under section 425 of the Act;

CREST

the relevant system to facilitate the transfer of title to shares in uncertificated form (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations);

CRESTCo	CRESTCo Limited;

CREST Deed Poll	the deed poll executed by CREST Depository Limited governing CDIs;

CREST International Manual	the CREST international manual which forms part of the CREST Manual (as amended from time to time);

CREST Manual	the CREST manual issued by CRESTCo as amended from time to time;

CREST Nominees	CIN (Belgium) Limited, a member of the CREST group;

CREST Regulations	the Uncertificated Securities Regulations 2001 (S.I. 2001 No. 3755) (as amended from time to time);

CREST Requirements	the requirements of CRESTCo applicable to the relevant issuer, user or participant in CREST, as described in the CREST Glossary of terms issued by CRESTCo;

Daily Official List	the daily official list published by the London Stock Exchange;

Dealing Facility

the share dealing facility to be made available to certain holders of New Iberdrola Shares following the Effective Date as described in paragraph 23 of Part 4 of this document on the terms and conditions set out in the Dealing Facility Documentation Pack;

Dealing Facility Documentation Pack	the documentation pack setting out the terms and conditions of the Dealing Facility, despatched to eligible ScottishPower Shareholders with this document;

Dealing Facility Instruction Forms	the Upfront Dealing Facility Instruction Form and the Ongoing Dealing Facility Instruction Form;

DTC	the Depository Trust and Clearing Corporation;

EBITDA	earnings before interest, tax and depreciation;

Effective Date	the date on which the Scheme becomes effective;

Electronic Election	the election made by Uncertificated Holders in respect of the Mix and Match Facility and/or the Loan Note Alternative in accordance with the procedure detailed in Part 12 of this document;

Enlarged Iberdrola Group	the Iberdrola Group (including the ScottishPower Group) following the Effective Date;

EURIBOR	in relation to the Offer Credit Agreement referred to in paragraph 11(b) and the BBVA Credit Agreement referred to in paragraph 11(c) of Part 10 of this document and for a loan in Euro:

(a)	the percentage rate per annum determined by the Banking Federation of the European Union on the appropriate relevant information page (or such other agreed source for information) for the relevant period; or

(b)	if that percentage rate is not available, the average of the rates supplied by agreed reference banks to leading banks in the European interbank market for the relevant period,

as of 11.00 a.m. (Brussels time) on the second target day prior to the first day of the term of that loan;

Euro or €

the lawful currency of the member states of the European Union that have adopted a single currency in accordance with the treaty establishing the European Community as amended by the treaty on the European Union;

Euroclear	Euroclear Bank S.A./N.V. as operator of the Euroclear system;

Euroclear Nominees	EC Nominees Limited, a member of the Euroclear group;

Exchange Act	US Securities Exchange Act of 1934, as amended;

Excluded Overseas Persons	ScottishPower Shareholders in Loan Note Restricted Jurisdictions;

Form of Election	a form of election in the form prescribed by ScottishPower;

Form of Proxy	either or both of the green form of proxy for use at the Court Meeting and the purple form of proxy for use at the ScottishPower EGM which accompany this document, as the context requires;

FSA	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000;

Iberclear	Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U.;

Iberdrola	Iberdrola, S.A., a sociedad anónima incorporated in Spain;

Iberdrola ADR Facility	the facility sponsored by Iberdrola pursuant to which Iberdrola ADSs will be issued under the Iberdrola Deposit Agreement;

Iberdrola ADS	an American depositary share representing one underlying New Iberdrola Share;

Iberdrola By-laws	the by-laws of Iberdrola in force from time to time;

Iberdrola CREST Depository Interest or Iberdrola CDI	a CREST depository interest representing an entitlement to a New Iberdrola Share;

Iberdrola Deposit Agreement	the deposit agreement between the Iberdrola Depositary and the holders from time to time of the Iberdrola ADSs;

Iberdrola Depositary	the depositary of the Iberdrola ADSs, being JP Morgan Chase Bank, N.A.;

Iberdrola Directors or Board of Iberdrola or Iberdrola Board	the board of directors of Iberdrola;

Iberdrola Group	Iberdrola and its subsidiaries;

Iberdrola Shareholder Circular	the notice convening the Iberdrola Shareholders’ Meeting and the information and documentation to be made available to Iberdrola shareholders outlining the Offer;

Iberdrola Shareholders’ Meeting

the general shareholders’ meeting of Iberdrola convened to consider, and if thought fit, approve, among other things, the issue of the New Iberdrola Shares in connection with the Offer and any adjournment thereof;

Iberdrola Shares	the ordinary shares (acciones ordinarias) of €3 each in the capital of Iberdrola;

IFRS	International Financial Reporting Standards;

Implementation Agreement	the implementation agreement between Iberdrola and ScottishPower dated 28 November 2006;

Inducement Fee	£50,000,000 plus VAT;

Laws

all laws, statutes, secondary and subordinate legislation, judgments, orders, decisions and interpretation of any law by any court, authority and/or government department or agency plus any international or EU treaties and regulations, and any one of them, a “Law”;

LIBOR

for the purposes of the Loan Notes, the rate of interest which is quoted as of 11.00 a.m. on the first Business Day of the Interest Period (as defined in paragraph 4.1 of Part 9 of this document) on the appropriate Telerate page (or such other page or service as may replace it for the purpose of displaying London inter-bank Sterling offered rates of leading reference banks) as being the interest rate offered in the London inter-bank market for six-month Sterling deposits or, if the agreed page is replaced or the service ceases to be available, such rate of interest that is determined on the basis of the average of the respective rates (as quoted to Iberdrola at its request) at which each of any two London clearing banks selected by Iberdrola is offering six-month Sterling deposits to prime banks in the London inter-bank market at or about 11.00 a.m. on the first Business Day of the relevant Interest Period;

Listing Rules	the Listing Rules of the FSA as amended from time to time and contained in the FSA’s publication of the same name;

Lloyds TSB Registrars	Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6AX and BN99 6AZ and at 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX;

Loan Note Alternative

the alternative whereby Scheme Shareholders (other than those in Loan Note Restricted Jurisdictions and ScottishPower ADS Holders) may elect to receive Loan Notes in lieu of all or part of the cash consideration to which they would otherwise be entitled under the Scheme;

Loan Note Holder	a holder of the Loan Notes;

Loan Note Instrument	the loan note instrument that will constitute the Loan Notes;

Loan Note Restricted Jurisdictions	any of the United States, Australia, Canada or Japan or any jurisdiction where extension or acceptance of the Loan Note Alternative would violate the laws of that jurisdiction;

Loan Notes	the floating rate unsecured loan notes of Iberdrola, issued pursuant to the Loan Note Alternative, particulars of which are set out in Part 9 of this document;

London Business Day	a day (other than Saturday or Sunday) on which banks are generally open for business in the City of London;

London Stock Exchange	the London Stock Exchange plc;

Meetings	the Court Meeting and the ScottishPower EGM;

Mix and Match Facility

the facility under which ScottishPower Shareholders and ScottishPower ADS Holders may, subject to availability, elect to vary (or, in the case of ScottishPower ADS Holders, instruct the ScottishPower Depositary to elect to vary) the proportions of cash consideration and New Iberdrola Shares they receive in respect of their holdings of ScottishPower Shares and ScottishPower ADSs, respectively, subject to the elections made by other ScottishPower Shareholders and ScottishPower ADS Holders;

New Iberdrola Shares	the Iberdrola Shares to be issued to ScottishPower Shareholders under the Offer;

New ScottishPower Shares

ordinary shares of  42/2,907 pence each in the capital of ScottishPower to be created in accordance with Clauses 3(B)(i), 5(B)(i) and 8(B)(i) of the Scheme and having the rights set out in the ScottishPower EGM Resolution;

New York Stock Exchange	New York Stock Exchange, LLC;

Offer

the proposed acquisition of the ScottishPower Shares by Iberdrola to be implemented by means of the Scheme (or, if Iberdrola so elects, subject to ScottishPower’s prior consent, a Takeover Offer) on the terms and subject to the Conditions set out in the Announcement and this document (or the Offer Document (as the case may be)) and, where the context admits, any subsequent revision, variation, extension or renewal thereof;

Offer Document	in the event Iberdrola elects, subject to ScottishPower’s prior consent, to conduct the Offer by means of a Takeover Offer, the document containing the offer to be sent to ScottishPower Shareholders;

Offer Period	the period commencing 8 November 2006 (the date when the boards of ScottishPower and Iberdrola announced that a potential offer for ScottishPower was being discussed) and ending on the Effective Date;

Official List	the Official List of the FSA;

OFGEM	the Office of Gas and Electricity Markets;

Ongoing Dealing Facility Instruction Form

the dealing facility instruction form which will be sent to ScottishPower Shareholders who wish to participate in the Dealing Facility after the Effective Date, together with their Statement of Ownership;

Overseas Shareholders	ScottishPower Shareholders who are resident in, ordinarily resident in, or citizens of jurisdictions outside the United Kingdom;

PacifiCorp	PacifiCorp, an Oregon corporation, previously owned by the ScottishPower Group and sold by ScottishPower on 21 March 2006;

Panel	the Panel on Takeovers and Mergers;

Receiving Agent	the receiving agent appointed for the purposes of the Scheme, being Lloyds TSB Registrars;

Reduction Court Hearing	the hearing by the Court of the petition to confirm the cancellation of the A1 Shares, A2 Shares and A3 Shares provided for by the Scheme under section 137 of the Act;

Reduction Court Order	the order of the Court confirming the Capital Reduction;

Register of Members	the register of members of ScottishPower, as amended from time to time;

Registrar of Companies	the Registrar of Companies in Scotland;

Regulatory Authority

the European Commission, the Office of Gas and Electricity Markets, the CNE and any other court or competition, antitrust or supervisory body or other government, governmental, trade or regulatory agency or body in each case in any jurisdiction whose consent or clearance is required or desirable in connection with the Offer including the US Federal Energy Regulatory Commission, US Department of Justice, US Federal Trade Commission, US Treasury Department and US state regulatory commissions or authorities and “Regulatory Authorities” shall mean all of them;

Regulatory Information Service	any of the services set out in Appendix 3 to the Listing Rules of the FSA;

Reorganisation Record Time

3.00 p.m. (London time) on the third day following the Sanction Court Hearing or such other date and/or time as ScottishPower and Iberdrola may determine (not being earlier than the Special Dividend Record Time);

Santander	Santander Investment, S.A.;

Sanction Court Hearing	the hearing by the Court of the petition to sanction the Scheme;

Sanction Court Order	the order of the Court sanctioning the Scheme under section 425 of the Act;

Scheme	the acquisition of the ScottishPower Shares by way of a scheme of arrangement under section 425 of the Act, on the terms and subject to the Conditions set out in this document, dated 26 February 2007;

Scheme Shares	the ScottishPower Shares:

(a)	in issue at the date of this document; and/or

(b)	issued after the date of this document but before the Voting Record Time; and/or

(c)	issued at or after the Voting Record Time and before the Reorganisation Record Time on terms that the original or any subsequent holders shall be, or shall have agreed in writing by such time to be, bound by the Scheme and the Capital Reduction, in each case other than any ScottishPower Shares beneficially owned by Iberdrola or any of its subsidiary undertakings;

Scheme Shareholders	holders of Scheme Shares;

ScottishPower or the Company	Scottish Power plc, a public company incorporated in Scotland with registered number SC193794;

ScottishPower ADS	an American depositary share representing four underlying ScottishPower Shares;

ScottishPower ADS Holders	holders of ScottishPower ADSs;

ScottishPower Articles	the articles of association of ScottishPower in force from time to time;

ScottishPower B Shares	the non-cumulative preference shares of 50 pence each in the share capital of ScottishPower;

ScottishPower Deferred Shares	the deferred shares of 50 pence each in the share capital of ScottishPower;

ScottishPower Deposit Agreement

the amended and restated deposit agreement between ScottishPower and Morgan Guarantee Trust Company of New York, as depositary, and the holders from time to time of the ADSs thereunder, including the form of ADSs as filed on Form F-6 with the SEC on 24 April 2001;

ScottishPower Depositary	JPMorgan Chase Bank, N.A.;

ScottishPower Directors or Board of	the board of directors of ScottishPower;

ScottishPower or ScottishPower Board

ScottishPower EGM	the extraordinary general meeting of ScottishPower (or any adjournment thereof) to be convened in connection with the Scheme;

ScottishPower EGM Resolution

the special resolution to approve, among other things, the cancellation of the ScottishPower Shares, the alteration of the ScottishPower Articles and such other matters as may be necessary to, connected with or desirable for the implementation of the Offer set out in Part 17 of this document;

ScottishPower Group	ScottishPower and its subsidiaries;

ScottishPower Share Schemes	the ScottishPower Share Option Schemes, the ScottishPower Employee Share Ownership Plan and the Annual Incentive Plan Deferred Share Programme;

ScottishPower Share Option Schemes

the ScottishPower 2000 Long Term Incentive Plan, the ScottishPower 2006 Long Term Incentive Plan, the ScottishPower Sharesave Scheme, the ScottishPower Executive Share Option Plan 2001 and the PacifiCorp Stock Incentive Plan;

ScottishPower Shareholders	holders of ScottishPower Shares;

ScottishPower Shares	ordinary shares of 42 pence each in the capital of the Company;

SEC	the US Securities and Exchange Commission;

Second Issue Date	the twelfth Business Day following the Effective Date;

SIBE	Sistema de Interconexión Bursátil Español (Spanish Stock Market Interconnection System);

Special Conversion Period

the period of 60 days following the Effective Date or, if later, 60 days following the date on which notice of the Effective Date is given to Convertible Bondholders under the terms and conditions of the Convertible Bonds;

Special Dividend	the special dividend of 12 pence per ScottishPower Share to be paid to ScottishPower Shareholders on the Register of Members at the Special Dividend Record Time;

Special Dividend Record Time	9.00 a.m. (London time) on the day following the Sanction Court Hearing;

Statement of Ownership	a statement of ownership sent to holders of Iberdrola CDIs from Lloyds TSB Registrars Corporate Nominee Limited, detailing the number of Iberdrola CDIs held in the Corporate Nominee Facility;

Sterling or £	pounds sterling;

Subscription Agreement

the agreement to be entered into: (1) on behalf of the holders of A2 Shares; (2) by or on behalf of Iberdrola; and (3) by or on behalf of Euroclear Nominees, in the form set out in Appendix A to Part 4 of this document with such modifications as may be agreed between ScottishPower, Iberdrola and Euroclear Nominees before the Sanction Court Hearing;

Subsidiary Undertaking, Associated Undertaking and Undertaking

have the meanings given by the Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Act) and substantial interest means a direct or indirect interest in 20 per cent. or more of the equity capital of an Undertaking;

Takeover Offer	a takeover offer as such term is defined in paragraph 1 of Schedule 2 to the Takeovers Directive (Interim Implementation) Regulations 2006;

Third Issue Date	the fourth Business Day following the expiry of the Special Conversion Period;

TTE Instruction	Transfer to Escrow Instruction;

uncertificated or in uncertificated form

in relation to a share or other security, recorded on the relevant register in uncertificated form in CREST and title to which may be transferred by virtue of the CREST Regulations (except that with respect to ScottishPower ADSs, it shall mean ScottishPower ADSs held in book-entry form or otherwise not in certificated form);

Uncertificated Holders	ScottishPower Shareholders who hold ScottishPower Shares in a stock account in CREST immediately prior to the Reorganisation Record Time and “Uncertificated Holder” means any one of them;

United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland;

United States or US	the United States of America;

Upfront Dealing Facility Instruction Form

the grey dealing facility instruction form, which must be returned to Lloyds TSB Registrars by 3.00 p.m. (London time) on 19 April 2007 (or such later time (if any) to which the right to make the relevant elections may be extended);

US Dollars or US $	the lawful currency of the United States;

US GAAP	the accounting principles generally accepted in the United States;

US Securities Act	the United States Securities Act of 1933, as amended;

Voting Record Time	6.00 p.m. (London time) on the second day before the Court Meeting or, if the Court Meeting is adjourned, 48 hours before the time set for the adjourned meeting;

Wider Iberdrola Group	Iberdrola and its subsidiary undertakings, associated undertakings and any other undertakings in which Iberdrola and such undertakings (aggregating their interests) have a substantial interest; and

Wider ScottishPower Group

ScottishPower and its subsidiary undertakings, associated undertakings and any other undertakings in which ScottishPower and such undertakings (aggregating their interests) have a substantial interest.

PART 16

NOTICE OF COURT MEETING

SCOTTISH POWER PLC (REGISTERED NUMBER: SC193794)

NOTICE IS HEREBY GIVEN that, by an order pronounced on 23 February 2007, the Court of Session, Edinburgh, Scotland (the “Court”) has directed a meeting (the “Court Meeting”) of the Scheme Shareholders (as defined in the scheme of arrangement referred to below) be convened for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (the “Scheme of Arrangement”) pursuant to section 425 of the Companies Act 1985 (the “Act”) proposed to be made between Scottish Power plc (registered number SC193794) (the “Company”) and the Scheme Shareholders and that such meeting will be held at the Crowne Plaza, Congress Road, Glasgow G3 8QT on 30 March 2007 at 11.00 a.m. (London time), at which place and time all Scheme Shareholders are invited to attend.

At the Court Meeting, the following resolution will be proposed:

“That the scheme of arrangement dated 26 February 2007 (the “Scheme”), between the Company and the Scheme Shareholders (as defined in the Scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the chairman hereof in its original form or with or subject to any modification, addition or condition approved or imposed by the Court, be approved and the directors of the Company be authorised to take all such actions as they consider necessary or appropriate for carrying the Scheme into effect.”

Voting on the resolution will be by poll which may be conducted as the chairman of the Court Meeting shall determine. For the Court Meeting (or any adjournment thereof) to be properly convened, a quorum of three persons entitled to vote upon the business to be transacted, each being a Scheme Shareholder, the proxy of a Scheme Shareholder or (where the Scheme Shareholder is a corporation) a duly authorised representative must be present.

A copy of the Scheme of Arrangement and a copy of the explanatory statement required to be furnished pursuant to section 426 of the Act in relation to the Scheme of Arrangement are incorporated in the document of which this Notice forms part.

By the said order, the Court has appointed Charles Miller Smith or, failing him, one of the independent Non-Executive Directors, to act as chairman of the Court Meeting and has directed the chairman to report the result of the Court Meeting to the Court.

The Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 26 February 2007

Linklaters	Shepherd and Wedderburn LLP
One Silk Street	Saltire Court
London	20 Castle Terrace
EC2Y 8HQ	Edinburgh
EH1 2ET

Solicitors for the Company

Information for Scheme Shareholders

Scheme Shareholders may vote in person at the Court Meeting or they may appoint another person as their proxy to attend and vote in their place (or if any such Scheme Shareholder is a corporation, it may vote by way of authorised representative). A proxy need not be a member of the Company. A green Form of Proxy for use at the Court Meeting is enclosed with this Notice. Completion of the green Form of Proxy will not preclude a Scheme Shareholder from attending and voting at the Court Meeting or any adjournment thereof in person if he or she wishes to do so.

It is requested that green Forms of Proxy be completed, signed and lodged with Lloyds TSB Registrars by 11.00 a.m. (London time) on 28 March 2007 or, if the Court Meeting is adjourned, 48 hours before the time set for the adjourned meeting but, if forms are not so lodged, they may be handed at the Court Meeting (or, if the Court Meeting is adjourned, at that adjourned Court Meeting) to representatives of Lloyds TSB Registrars on behalf of the chairman before the taking of the poll. To be valid, a Form of Proxy must be completed in accordance with the instructions which accompany it.

Scheme Shareholders who hold their Scheme Shares (as defined in the Scheme of Arrangement) in certificated or uncertificated form may register proxy appointments and instructions electronically by logging on to the website of Lloyds TSB Registrars, www.sharevote.co.uk, where details of the procedure are set out, provided that they do so before 11.00 a.m. on 28 March 2007 or, if the Court Meeting is adjourned, 48 hours before the time set for the adjourned Court Meeting.

CREST members who wish to appoint a proxy or proxies through the CREST Electronic Proxy Appointment Service may do so for the Court Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with the specifications of CRESTCo Limited (“CRESTCo”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Company’s agent (ID 7RA01) by not later than 48 hours before the time appointed for the Court Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulation 2001.

Only those Scheme Shareholders registered on the register of members of the Company (“Register of Members”) as at 6.00 p.m. (London time) on 28 March 2007 or, in the event that the Court Meeting is adjourned, on the Register of Members at 6.00 p.m. (London time) on the second day before the day of any adjourned meeting shall be entitled to attend or vote in respect of the number of shares registered in their name at the relevant time. Changes to entries in the Register of Members after 6.00 p.m. (London time) on 28 March 2007 or, in the event that the Court Meeting is adjourned, in the Register of Members after 6.00 p.m. (London time) on the second day before the day of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the Court Meeting.

In the case of Scheme Shareholders holding any shares jointly, the vote of the senior joint holder who tenders a vote at the Court Meeting, whether in person or by proxy or (if such senior joint holder is a corporation) by authorised representative, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the joint holders’ names are entered on the Register of Members in respect of the relevant joint holding.

Information for ScottishPower ADS Holders

Registered ScottishPower ADS Holders (as defined in the Scheme of Arrangement) are entitled to attend and vote at the Court Meeting in person or to appoint the nominee of JPMorgan Chase Bank, N.A. (the “ScottishPower Depositary”) or another person as their proxy. If a registered ScottishPower ADS Holder wishes to attend and vote at the Court Meeting, such holder is requested to indicate this on the ADS Voting Instruction Card (the holder will be required to present a valid passport or other government-issued photo identification in order to be admitted to the Court Meeting). If a registered ScottishPower ADS Holder appoints the nominee of the ScottishPower Depositary as proxy, the nominee will vote in accordance with the holder’s instructions on the ADS Voting Instruction Card. If a registered ScottishPower ADS Holder appoints a person other than the nominee of the ScottishPower Depositary, the holder should instruct the proxy how the ScottishPower ADSs should be voted.

In lieu of completing and returning the ADS Voting Instruction Card, you may cast your vote by telephone, by calling +1-866-540-5760, or electronically by logging on to www.proxyvoting.com/spi, where details of the procedure to be followed are set out. Please refer to the ADS Voting Instruction Card for further information.

ScottishPower ADS Holders who hold their ScottishPower ADSs indirectly must rely on the procedures of the bank, broker, financial institution, share plan administrator or other nominee through which they hold their ScottishPower ADSs if they wish to vote on the Scheme. Registered ScottishPower ADS Holders who wish to attend and vote at the Court Meeting may alternatively present their ScottishPower ADSs to the ScottishPower Depositary for cancellation and receive (upon compliance with the terms of the ScottishPower Deposit Agreement (as defined in the Scheme), including payment of the ScottishPower Depositary’s fees and any applicable taxes and governmental charges) delivery of their Scheme Shares so as to become registered holders of ScottishPower Shares prior to the Voting Record Time.

It is requested that ADS Voting Instruction Cards be lodged with JPMorgan Chase Bank, N.A., Proxy Processing, P.O. Box 3808, South Hackensack NJ 07606-9508 USA, by 3.00 p.m. (New York time) on 26 March 2007.

Only ScottishPower ADS Holders registered in the register of ADS Holders of the ScottishPower Depositary as at 4.00 p.m. (New York time) on 20 February 2007 shall be entitled to attend and vote at the Court Meeting (either in person or by proxy) in respect of the number of Scheme Shares underlying their ScottishPower ADSs at that time. Changes to entries in the register of ADS Holders after 4.00 p.m. (New York time) on 20 February 2007 shall be disregarded in determining the rights of any ScottishPower ADS Holder to attend and vote at the Court Meeting.

In the case of joint holders of ScottishPower ADSs, the ScottishPower Depositary has indicated that it will recognise as valid an ADS Voting Instruction Card signed by less than all of the joint holders (but the legal right of individual holders of jointly-held ScottishPower ADSs to appoint and instruct a proxy may depend on applicable US or state laws).

PART 17

NOTICE OF EXTRAORDINARY GENERAL MEETING

SCOTTISH POWER PLC

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Scottish Power plc (the “Company”) will be held at the Crowne Plaza, Congress Road, Glasgow G3 8QT on 30 March 2007 at 11.10 a.m. (London time) (or as soon thereafter as the meeting of the holders of ordinary shares of 42 pence each in the capital of the Company convened by the direction of the Court of Session, Edinburgh (the “Court”) for 11.00 a.m. on the same day and at the same place shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution.

Special Resolution

THAT:

(1)	the scheme of arrangement dated 26 February 2007 (the “Scheme”), between the Company and the Scheme Shareholders (as defined in the Scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the chairman of the meeting in its original form or with or subject to any modification, addition or condition approved or imposed by the Court, be approved and the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(2)	for the purpose of giving effect to the Scheme, subject to the Scheme being sanctioned by the Court:

(a)	at the Reorganisation Record Time (as defined in the Scheme) each of the Scheme Shares (as defined in the Scheme) be subdivided and reclassified as follows:

(i)

in the case of Scheme Shares held by a Scheme Shareholder (as defined in the Scheme) who has not made any valid election under the Mix and Match Facility (as defined in the Scheme), each Scheme Share shall be subdivided and reclassified into 1,520 A1 ordinary shares of  42/2,907 pence each (the “A1 Shares”) and 1,387 A2 ordinary shares of  42/2,907 pence each (the “A2 Shares”), such A1 Shares and A2 Shares having the rights set out in new article 5 to be adopted pursuant to sub-paragraph (2)(b) of this resolution;

(ii)	in the case of Scheme Shares held by a Scheme Shareholder who has made a valid election under the Mix and Match Facility (as defined in the Scheme) for cash consideration in respect of all of his Scheme Shares in accordance with the terms of the Scheme and such election is satisfied in full, each Scheme Share shall be subdivided and reclassified into 2,964 A1 Shares;

(iii)	in the case of Scheme Shares held by a Scheme Shareholder who has made a valid election under the Mix and Match Facility for New Iberdrola Shares (as defined in the Scheme) in respect of all of his Scheme Shares in accordance with the terms of the Scheme and such election is satisfied in full, each Scheme Share shall be subdivided and reclassified into 2,847 A2 Shares;

(iv)	in the case of Scheme Shares held by a Scheme Shareholder who has made a valid election under the Mix and Match Facility for cash consideration (i) in respect of part only of his holding of Scheme Shares or (ii) in respect of all or part only of his holding of Scheme Shares and such resultant entitlement to A1 Shares is scaled back in accordance with Clause 2 of the Scheme:

(I)	such number of Scheme Shares (as adjusted in accordance with the terms of the Scheme in the event of elections under the Mix and Match Facility being scaled back)

in respect of which he has made a valid election for cash under the Mix and Match Facility shall each be subdivided and reclassified into 2,964 A1 Shares; and

(II)	the balance of the Scheme Shares held by such Scheme Shareholder shall each be subdivided and reclassified into 1,520 A1 Shares and 1,387 A2 Shares; and

(v)	in the case of Scheme Shares held by a Scheme Shareholder who has made a valid election under the Mix and Match Facility for New Iberdrola Shares (i) in respect of part only of his holding of Scheme Shares or (ii) in respect of all or part only of his holding of Scheme Shares and such election is scaled down in accordance with Clause 9 of the Scheme:

(I)	such number of Scheme Shares (as adjusted in accordance with the terms of the Scheme in the event of elections under the Mix and Match Facility being scaled back) in respect of which he has made a valid election for New Iberdrola Shares under the Mix and Match Facility shall each be subdivided and reclassified into 2,847 A2 Shares; and

(II)	the balance of such Scheme Shares held by such Scheme Shareholder shall each be subdivided and reclassified into 1,520 A1 Shares and 1,387 A2 Shares;

PROVIDED THAT, in any case where a Scheme Shareholder makes a valid election under the Loan Note Alternative (as defined in the Scheme) (“Loan Note Election”) (which Loan Note Election is satisfied under the terms of the Loan Note Alternative), the relevant Scheme Shares shall be subdivided and reclassified as provided in this resolution but on the basis that the subdivision and reclassification shall be into A1 Shares, A2 Shares and A3 Shares (defined below) where:

(A)	the number of A1 Shares which would otherwise result from the subdivision and reclassification is reduced by the number of A3 Shares determined pursuant to paragraph (C) below;

(B)	the number of A2 Shares is determined as provided in paragraphs (i) to (v) above; and

(C)

for each  5/19 pence of cash consideration in respect of which the Scheme Shareholder has made a valid election under the Loan Note Alternative (and which is not scaled back), such Scheme Shareholder shall receive 1 A3 ordinary share of  42/2,907 pence each (“A3 Shares”) in nominal amount PROVIDED THAT Scheme Shares shall only be subdivided and reclassified into multiples of 380 A3 Shares, and for the purposes of this sub-paragraph (2)(a), each portion of a member’s holding which is recorded in the Register of Members (as defined in the Scheme) by reference to a separate designation immediately prior to the Reorganisation Record Time, whether in certificated or uncertificated form, shall be treated as though it were a separate holding held at such time by a separate person;

(b)	with effect from the subdivision and reclassification referred to in sub-paragraph (2)(a) above, article 5 of the ScottishPower Articles (as defined in the Scheme) shall be replaced by the following new article 5:

“5	AUTHORISED SHARE CAPITAL

5.1

The authorised share capital of the Company is £1,500,000,000.84 divided into ordinary shares of 42 pence each (the “Ordinary Shares”), A1 ordinary shares of  42/2,907 pence each (the “A1 Shares”), A2 ordinary shares of  42/2,907 pence each (the “A2 Shares”), A3 ordinary shares of  42/2,907 pence each (the “A3 Shares”), 12,884,044 non-cumulative preference B Shares of 50 pence each, 370,655,937 deferred shares of 50 pence each, one special rights non-voting redeemable preference share of £1.00 and 24 unclassified shares of 1 pence each.

5.2

The A1 Shares, the A2 Shares and the A3 Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares save that upon the scheme of arrangement dated 26 February 2007 between the Company and certain of the shareholders of the Company (in its form as at that date or with or subject to any modification thereof or addition thereto or condition agreed by the Company and Iberdrola, S.A. (“Iberdrola”) and which the Court may think fit to approve or impose (the “Scheme”) becoming effective, each A1 Share shall confer upon the holder thereof the right to receive  5/19 pence in cash and each A2 Share shall confer upon the holder thereof the right to receive  0.1646/1,387 of a new ordinary Share of par value €3 in the capital of Iberdrola and each A3 Share shall confer on the holder thereof the right to receive  5/19 pence in nominal amount of floating rate unsecured loan notes of Iberdrola to be issued in accordance with and pursuant to the terms of the Scheme.”;

(c)	with effect from the Effective Date (as defined in the Scheme), the capital of the Company be reduced by cancelling and extinguishing all the A1 Shares;

(d)	subject to and forthwith upon the capital reduction of the A1 Shares referred to in sub-paragraph 2(c) taking effect and notwithstanding any other provision in the ScottishPower Articles:

(i)	the authorised share capital of the Company be increased to its former amount by the creation of such number of New ScottishPower Shares (as defined in the Scheme) as shall be equal to the aggregate number of A1 Shares cancelled pursuant to sub-paragraph 2(c) above;

(ii)	the reserve arising in the books of the Company as a result of the capital reduction of the A1 Shares be capitalised and applied by the Company in paying up in full at par the New ScottishPower Shares created pursuant to sub-paragraph 2(d)(i), which shall be allotted and issued (free from all liens, charges, encumbrances, rights of pre-emption and any other third policy rights of any nature whatsoever) credited as fully paid to Iberdrola, S.A. (“Iberdrola”) and/or its nominee in accordance with the terms of the Scheme; and

(iii)	the directors of the Company be generally and unconditionally authorised for the purposes of and in accordance with section 80 of the Companies Act 1985 to give effect to this resolution and accordingly to allot the New ScottishPower Shares referred to in sub-paragraph (d)(ii) above, provided that (1) the maximum aggregate nominal amount of shares which may be allotted hereunder and under sub-paragraphs 2(g)(iii) and 2(j)(iii) below is £1,500,000,000.84, (2) this authority shall expire on 26 February 2010 and (3) this authority shall be in addition and without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed;

(e)	forthwith and contingently upon the increase in authorised share capital referred to in sub-paragraph 2(d)(i) of this resolution, the ScottishPower Articles (as amended in the form referred to in sub-paragraph 2(b) above) shall be further amended by the deletion of new article 5 referred to in sub-paragraph 2(b) above and its replacement with the following article 5:

“5.	AUTHORISED SHARE CAPITAL

5.1

The authorised share capital of the Company is £1,500,000,000.84 divided into ordinary shares of 42 pence each (the “Ordinary Shares”), ordinary shares of  42/2,907 pence each (the “New ScottishPower Shares”), A2 ordinary shares of  42/2,907 pence each (the “A2 Shares”), A3 ordinary shares of  42/2,907 pence each (the “A3 Shares”), 12,884,044 non-cumulative preference B Shares of 50 pence each, 370,655,937 deferred shares of 50 pence each, one special rights non-voting redeemable preference share of £1.00 and 24 unclassified shares of 1 pence each.

5.2	The New ScottishPower Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares.

5.3

The A2 Shares and the A3 Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares save that upon the scheme of arrangement dated 26 February 2007 between the Company and certain of the shareholders of the Company (in its form as at that date or with or subject to any modification thereof or addition thereto or condition agreed by the Company and Iberdrola, S.A. (“Iberdrola”) and which the Court may think fit to approve or impose) (the “Scheme”) becoming effective, each A2 Share shall confer upon the holder thereof the right to receive  0.1646/1,387 of a new ordinary Share of par value €3 in the capital of Iberdrola and each A3 Share shall confer on the holder thereof the right to receive  5/19 pence in nominal amount of floating rate unsecured loan notes of Iberdrola issued in accordance with and pursuant to the terms of the Scheme.”;

(f)	forthwith and contingently upon the capital reduction of the A1 Shares referred to in sub-paragraph 2(c) and the issue of New ScottishPower Shares to Iberdrola and/or its nominee pursuant to sub-paragraph 2(d)(ii), the issued ordinary share capital of the Company shall be reduced by cancelling and extinguishing all the A2 Shares;

(g)	forthwith and contingently upon the capital reduction of A2 Shares referred to in sub-paragraph 2(f) taking effect and notwithstanding any other provision in the ScottishPower Articles:

(i)	the authorised share capital of the Company shall be increased to its former amount by the creation of such number of New ScottishPower Shares as shall be equal to the aggregate number of A2 Shares cancelled pursuant to sub-paragraph 2(f); and

(ii)	the reserve arising in the books of account of the Company as a result of the capital reduction of the A2 Shares shall be capitalised and applied by the Company in paying up in full at par the New ScottishPower Shares created pursuant to sub-paragraph 2(g)(i) which shall be allotted and issued (free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever) credited as fully paid to Iberdrola and/or its nominee in accordance with the terms of the Scheme; and

(iii)	the directors of the Company be generally and unconditionally authorised for the purposes of and in accordance with section 80 of the Companies Act 1985 to give effect to this resolution and accordingly to allot the New ScottishPower Shares referred to in sub-paragraph 2(g)(ii) above, provided that (1) the maximum aggregate nominal amount of shares which may be allotted hereunder and under sub-paragraphs 2(d)(iii) and 2(j)(iii) is £1,500,000,000.84, (2) this authority shall expire on 26 February 2010 and (3) this authority shall be in addition and without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed;

(h)	forthwith and contingently upon the increase in authorised share capital referred to in sub-paragraph 2(g)(i) of this resolution, the ScottishPower Articles (as amended in the form referred to in sub-paragraph 2(e) above) shall be further amended by the deletion of new article 5 referred to in sub-paragraph 2(e) above and its replacement with the following article 5:

“5.	AUTHORISED SHARE CAPITAL

5.1

The authorised share capital of the Company is £1,500,000,000.84 divided into ordinary shares of 42 pence each (the “Ordinary Shares”), ordinary shares of  42/2,907 pence (the “New ScottishPower Shares”), A3 ordinary shares of  42/2,907 pence each (the “A3 Shares”), 12,884,044 non-cumulative preference B Shares of 50 pence each, 370,655,937 deferred shares of 50 pence each, one special rights non-voting redeemable preference share of £1.00 and 24 unclassified shares of 1 pence each.

5.2	The New ScottishPower Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares.

5.3

The A3 Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares save that upon the scheme of arrangement dated 26 February 2007 between the Company and certain of the shareholders of the Company (in its form as at that date or with or subject to any modification thereof or addition thereto or condition agreed by the Company and Iberdrola, S.A. (“Iberdrola”) and which the Court may think fit to approve or impose) (the “Scheme”) becoming effective, each A3 Share shall confer on the holder thereof the right to receive  5/19 pence in nominal amount of floating rate unsecured loan notes of Iberdrola issued in accordance with and pursuant to the terms of the Scheme.”;

(i)	forthwith and contingently upon the capital reduction of the A1 Shares and A2 Shares referred to in sub-paragraphs 2(c) and 2(f) and the issue of New ScottishPower Shares to Iberdrola and/or its nominee pursuant to sub-paragraphs 2(d)(ii) and 2(g)(ii), the issued ordinary share capital of the Company shall be reduced by cancelling and extinguishing all the A3 Shares;

(j)	forthwith and contingently upon the capital reduction of the A3 Shares referred to in sub-paragraph 2(i) taking effect and notwithstanding any other provision in the Scottish Power Articles:

(i)	the authorised share capital of the Company shall be increased to its former amount by the creation of such number of New ScottishPower Shares as shall be equal to the aggregate number of A3 Shares cancelled pursuant to sub-paragraph 2(i);

(ii)	the reserve arising in the books of account of the Company as a result of the capital reduction of the A3 Shares shall be capitalised and applied by the Company in paying up in full at par the New ScottishPower Shares created pursuant to sub-paragraph 2(j)(i) which shall be allotted and issued (free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever) credited as fully paid to Iberdrola and/or its nominee in accordance with the terms of the Scheme; and

(iii)	the directors of the Company be generally and unconditionally authorised for the purposes of and in accordance with section 80 of the Companies Act 1985 to give effect to this resolution and accordingly to allot the New ScottishPower Shares referred to in sub-paragraph (j)(ii) above, provided that (1) the maximum aggregate nominal amount of shares which may be allotted hereunder and under sub-paragraphs 2(d)(iii) and 2(g)(iii) is £1,500,000,000.84, (2) this authority shall expire on 26 February 2010 and (3) this authority shall be in addition and without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed;

(k)	forthwith and contingently upon the increase in authorised share capital referred to in sub-paragraph 2(j)(i) of this resolution, the ScottishPower Articles (as amended in the form referred to in sub-paragraph 2(h) above) shall be further amended by the deletion of new article 5 referred to in sub-paragraph 2(h) above and its replacement with the following article 5:

“5.	AUTHORISED SHARE CAPITAL

5.1

The authorised share capital of the Company is £1,500,000,000.84 divided into ordinary shares of 42 pence each (the “Ordinary Shares”), ordinary shares of  42/2,907 pence (the “New ScottishPower Shares”), 12,884,044 non-cumulative preference B Shares of 50 pence each, 370,655,937 deferred shares of 50 pence each, one special rights non-voting redeemable preference share of £1.00 and 24 unclassified shares of 1 pence each.

5.2	The New ScottishPower Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares.”;

(3)	if the Capital Reduction referred to in the Scheme does not become effective by 6.00 p.m. on the fifth Business Day following the Reorganisation Record Time, or such later date and time as may be agreed by the Company and Iberdrola and which the Court may think fit to approve or impose (the “Reversal Time”):

(i)	the subdivisions and reclassifications effected by paragraphs 2(b), 2(e), 2(h) and 2(k) above shall be reversed and the A1 Shares, A2 Shares and A3 Shares shall be consolidated into Ordinary Shares; and

(ii)	with effect from the Reversal Time, article 5 of the ScottishPower Articles shall be replaced with the following new article 5:

“5.	AUTHORISED SHARE CAPITAL

5.1	The authorised share capital of the Company is 1,500,000,000.84 divided into ordinary shares of 42 pence each (the “Ordinary Shares”), 12,884,044 non-cumulative preference B Shares of 50 pence each, 370,655,937 deferred shares of 50 pence each, one special rights non-voting redeemable preference share of £1.00 and 24 unclassified shares of 1 pence each.”; and

(4)	with effect from the passing of this resolution, the ScottishPower Articles be altered by the adoption and inclusion of the following new article 5A:

“SCHEME OF ARRANGEMENT

5A.

(A)	In this Article, the “Scheme” means the scheme of arrangement dated 26 February 2007, between the Company and certain of the shareholders of the Company under section 425 of the 1985 Act in its original form or with or subject to any modification, addition or condition the Court may think fit to approve or impose and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article.

(B)	Notwithstanding any other provision of these Articles, if the Company issues any Ordinary Shares (other than to Iberdrola, S.A. (“Iberdrola”), its nominee(s) or any of its subsidiaries) after the adoption of this Article and on or before the Reorganisation Record Time (as defined in the Scheme), such shares shall be issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly,”;

provided that if the Scheme does not become effective by 31 July 2007, or such later date as the Company may determine, the Articles will be amended by the deletion of such Article 5A; and

(5)	with effect from the Reorganisation Record Time (as defined in the Scheme), the Articles be altered by the adoption and inclusion of the following as new Article 5A(C) to (G):

“(C)	Subject to the Scheme becoming effective, if any Ordinary Shares are issued to any person after the Reorganisation Record Time, other than:

(i)	under the Scheme;

(ii)	to Iberdrola or its nominee(s) or any of its subsidiaries; or

(iii)	to holders (“Convertible Bondholders”) of the US $700,000,000 four per cent. step-up perpetual subordinated guaranteed convertible bonds issued by Scottish Power Finance (Jersey) Limited convertible into fully paid four per cent. exchangeable redeemable preference shares of Scottish Power Finance (Jersey) Limited which are guaranteed by the Company and which will be exchangeable immediately upon issue for ScottishPower Shares (“Convertible Bonds”), who have exercised their conversion rights under the terms of the Convertible Bonds,

(a “New Member”) after the Reorganisation Record Time, the said shares (the “New Member Shares”) shall be issued, subject to Article 5A(F), on terms that they shall (on the Effective Date or, if later, on issue and subject to paragraph (D) below) be immediately transferred to Iberdrola or its nominee(s) in consideration (subject as hereinafter provided) of and conditional on:

(i)	the payment by Iberdrola to the New Member of 400 pence in cash and the issue or transfer of 0.1646 of an ordinary share (acción ordinaria) of €3 in the capital of Iberdrola (an “Iberdrola Share”) for each such New Member Share (or in the event that Iberdrola undertakes any subdivision, alteration or consolidation of its share capital, such number of shares as adjusted to reflect such subdivision, alteration or consolidation) rounded down to the nearest whole number of an Iberdrola Share (or such other proportion of cash and New Iberdrola Shares the economic effect of which is equivalent to the payment of 400 pence in cash and the issue of 0.1646 of an Iberdrola Share) save that in the event that the law or regulation of a country or territory or its internal states or other governmental subdivisions outside the United Kingdom may preclude the allotment or issue or transfer to the New Member of Iberdrola Shares or may preclude the same except after compliance by the Company or Iberdrola (as the case may be) with any governmental or other consent or any registration, filing or other formality with which the Company or Iberdrola (as the case may be) is unable to comply or which Iberdrola regards as onerous or in the event that Iberdrola is unable to confirm the availability of an exemption from any such formalities or whether a consent or other relief may be required without undertaking further administrative or other steps or making a request for relief or otherwise, then Iberdrola may in its sole discretion elect to allot or sell such Iberdrola Shares to a third party and remit the proceeds (net of expenses) to the New Member in lieu of 0.1646 of an Iberdrola Share. Iberdrola Shares issued on or after the Effective Date, as a consequence of the exercise of options, will be delivered on the fourth Business Day after the Special Conversion Period. Thereafter, participants will receive treasury shares held by Iberdrola; and

(ii)	the payment by the Company to each New Member of 12 pence in cash for each New Member Share.

(D)	Any New Member may, before the allotment of New Member Shares pursuant to the exercise of an option under the ScottishPower Sharesave Scheme, give no less than five Business Days’ (a “Business Day” being any day other than a Saturday or Sunday on which banks are generally open for business in the City of London, Edinburgh, New York and the city of Madrid (Spain)) written notice to the Company of his or her intention to transfer some or all of such shares to his or her spouse and may, if such notice has been validly given, on such shares being allotted to him or her immediately transfer to his or her spouse any such shares, provided that such shares will then be immediately transferred from that spouse to Iberdrola or its nominee(s) pursuant to paragraph (C) above as if the spouse were a New Member. If notice has been validly given pursuant to this paragraph (D) but the New Member does not immediately transfer to his or her spouse the shares in respect of which the notice was given, such shares will be transferred to Iberdrola or its nominee(s) pursuant to paragraph (C) above.

(E)

Subject to the Scheme becoming effective, if any Ordinary Shares are issued after the Reorganisation Record Time (as defined in the Scheme) to Convertible Bondholders who have exercised their conversion rights under the terms of the Convertible Bonds, other than Ordinary Shares which are issued subject to the Scheme or to Iberdrola or its nominee(s) or any of its subsidiaries, the said shares (the “Bondholder Shares”) shall, subject to Article 5A(F), be issued on terms that they shall (on the Effective Date or, if later, on issue) be immediately transferred to Iberdrola or its nominee(s) in consideration (subject as hereinafter provided) of and conditional on the payment by Iberdrola to the holder of such Bondholder Shares of 400 pence in cash and the issue of 0.1646 of an Iberdrola Share for each such Bondholder Share (or in the event that Iberdrola undertakes any subdivision, alteration or consolidation of its share capital, such number of shares as adjusted to reflect such subdivision, alteration or consolidation) rounded down to the nearest whole number of an Iberdrola Share (or such other proportion of cash and New Iberdrola Shares the economic effect of which is equivalent to the payment of 400 pence in cash and the issue of 0.1646 of an Iberdrola Share) save that in the event that the law or regulation of a country or territory or its internal states or other governmental subdivisions outside the United Kingdom may preclude the allotment or issue to the holder of the Bondholder Shares of Iberdrola Shares or may preclude the same except after compliance by the Company or Iberdrola (as the case may be) with any governmental or other consent or any registration, filing or other formality with which the Company or Iberdrola (as the case may be) is unable to comply or which Iberdrola regards as onerous or in the event that Iberdrola is unable to confirm the availability of an exemption from any such formalities or whether a consent or other relief may be required without undertaking further administrative or other steps or making a request for relief or otherwise, then Iberdrola may in its sole discretion elect to allot or sell such Iberdrola Shares to a third party and remit the proceeds (net of expenses) to the holder of such Bondholder Shares in lieu of 0.1646 of an Iberdrola Share for each such Bondholder Share. Subject to compliance with the applicable Spanish law requirements, the Iberdrola Shares shall be issued:

(i)	in the case of Iberdrola Shares to be issued pursuant to conversion notices received from Convertible Bondholders at any time before 6.00 p.m. (London time) on the eighth Business Day following the Effective Date, on the twelfth Business Day following the Effective Date (the “Second Issue Date”);

(ii)	in the case of Iberdrola Shares to be issued pursuant to the exercise of conversion rights after the Second Issue Date but before the end of the period of 60 days following the notice to Convertible Bondholders of the Effective Date or, if later, ending 60 days following the date on which notice thereof is given to Convertible Bondholders under the terms and conditions of the Convertible Bonds (the “Special Conversion Period”), but after the Second Issue Date, on the fourth Business Day after the end of the Special Conversion Period (the “Third Issue Date”); and

(iii)	in the case of Iberdrola Shares to be issued pursuant to the exercise of Conversion Rights at any time after the Third Issue Date, Convertible Bondholders exercising their Conversion Rights will receive, as soon as practicable, Iberdrola Shares held as treasury stock.

(F)	On any reorganisation of, or material alteration to the share capital of the Company (including, without limitation, any subdivision and/or consolidation), the value of the cash payment per share to be paid under paragraphs (C) and (E) of this Article shall be adjusted by the Directors in such manner as they reasonably determine to be appropriate to reflect such reorganisation or alteration. References in this Article to Ordinary Shares shall, following such adjustment, be construed accordingly.

(G)	To give effect to any transfer of New Member Shares and/or Bondholder Shares required pursuant to paragraphs (C) and (E) above, the Company may appoint any person as attorney for the New Member and/or holder of Bondholder Shares to transfer the New Member Shares and/or Bondholder Shares to Iberdrola and/or its nominee(s) and do all such other things and execute and deliver all such documents as may in the opinion of the attorney be necessary or desirable to vest the New Member Shares and/or Bondholder Shares in Iberdrola or its nominee(s) and pending such vesting to exercise all such rights attaching to the New Member Shares and/or Bondholder Shares as Iberdrola may direct. If an attorney is so appointed, the New Member and/or holder of Bondholder Shares shall not thereafter (except to the extent that the attorney fails to act in accordance with the directions of Iberdrola) be entitled to exercise any rights attaching to the New Member Shares and/or Bondholder Shares unless so agreed by Iberdrola and the attorney shall be empowered to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member and/or holder of Bondholder Shares (or any subsequent holder) in favour of Iberdrola and/or its nominee and the Company may give a good receipt for the purchase price of the New Member Shares and/or Bondholder Shares and may register Iberdrola and/or its nominee as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member and/or holder of Bondholder Shares for the New Member Shares and/or Bondholder Shares respectively. Iberdrola shall send a cheque drawn on a UK clearing bank in favour of the New Member and/or holder of Bondholder Shares (or any subsequent holder) for the cash portion of the purchase price of such New Member Shares and/or Bondholder Shares within five Business Days of the time at which the New Member Shares and/or Bondholder Shares are issued to the New Member and/or holder of Bondholder Shares. Iberdrola Shares to be issued after the Effective Date as a consequence of exercise of options or rights under the ScottishPower Share Option Plans during the Special Conversion Period will receive Iberdrola Shares on the Second Issue Date or the Third Issue Date, as applicable. Thereafter they will receive Iberdrola Shares from treasury as soon as reasonably practicable.”.

Dated 26 February 2007

Registered office:	By order of the Board
1 Atlantic Quay	Sheelagh Duffield
Robertson Street	Company Secretary
Glasgow G2 8SP

Registered in Scotland No. SC193794

Notes:

(1)	A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote in his place. A proxy need not be a member of the Company.

(2)	A purple Form of Proxy for use at the above Meeting is enclosed. To be valid, the Form of Proxy must be completed in accordance with the instructions which accompany it and must be deposited (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified or office copy thereof) with Lloyds TSB Registrars not less than 48 hours before the time of the holding of the Meeting (or, as the case may be, adjourned Meeting).

(3)	CREST members who wish to appoint a proxy or proxies through the CREST Electronic Proxy Appointment Service may do so for the Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

(4)	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with the specifications of CRESTCo Limited (“CRESTCo”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Company’s agent (ID 7RA01) by not later than 48 hours before the time appointed for the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

(5)	CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that this CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(6)	The Company may treat as invalid, a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulation 2001.

(7)	Proxy appointments and instructions may also be registered electronically by members who hold their Scheme Shares in certificated or uncertificated form by logging on to the website of Lloyds TSB Registrars, www.sharevote.co.uk, where details of the procedure are set out.

(8)	The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that entitlement to attend and vote at the Meeting or any adjournment thereof, and the number of votes which may be cast thereat, will be determined by reference to the Register of Members not more than 48 hours before the time of such Meeting or adjourned Meeting. Changes to the Register of Members after 6.00 p.m. (London time) on 28 March 2007 or, if the Meeting is adjourned, not more than 48 hours before the time appointed for the adjourned Meeting, will be disregarded in determining the rights of any person to attend or vote at the Meeting.

(9)	The completion and return of a Form of Proxy will not preclude a member from attending and voting in person.

Printed by RR Donnelley, 13068